Form 10-K, Exhibit 13
period 1995-03-31
STANDARD COMMERCIAL CORP
filed 1995-06-29
CIK 93319

BUSINESS DESCRIPTION, STRATEGY AND GOALS

The Company is principally engaged in the international, service-related business of purchasing, value-added processing and selling leaf tobacco.

   Standard Commercial was founded in 1910 by the father of our present chairman. The Company is headquartered in Wilson, North Carolina.

   The Company is continuing to focus on the following strategic initiatives:
(bullet)    improving risk management,
(bullet)    reducing leverage, and
(bullet)    strengthening the management structure.

   The Company's immediate goal is to concentrate on improving the financial performance of the tobacco business. This includes examination of all aspects of our operations with the objective of increasing the value of our shareholders' investment, while fulfilling our responsibilities to our employees, customers and suppliers.

FINANCIAL HIGHLIGHTS AND CONTENTS

FINANCIAL HIGHLIGHTS
DOLLAR AMOUNTS IN THOUSANDS EXCEPT SHARE INFORMATION
For years ended March 31                                   1995         1994         1993
Sales                                                  $773,453     $695,594     $887,446
Income (loss) before taxes                                  (23)     (28,883)      35,732
Income (loss) from continuing operations                (27,917)     (38,864)      22,016
Income (loss) from discontinued operations               (2,627)       3,055       (1,049)
Net income (loss)                                       (30,544)     (35,786)      21,176
Earnings (loss) per share from continuing operations
 Primary                                                  (3.30)       (4.60)        2.56
 Fully diluted                                                *            *         2.33
Earnings (loss) per share from discontinued operations
 Primary                                                  (0.30)        0.36        (0.12)
 Fully diluted                                                *            *        (0.10)
Net earnings (loss) per share
 Primary                                                  (3.60)       (4.24)        2.46
 Fully diluted                                                *            *         2.25
Income (loss) as a percentage of sales
 Pretax                                                      -        (4.15%)        4.03%
 From continuing operations                              (3.61%)      (5.59%)        2.48%
 Net                                                     (3.95%)      (5.14%)        2.39%

Return on average shareholders' equity                   (34.8%)      (28.2%)        14.9%


* Not applicable because fully diluted calculations include adjustments which are antidilutive.

At year-end


Working capital                                        $  72,872     $  70,484     $ 167,295
Working capital ratio**                                1.19:1.00     1.11:1.00     1.28:1.00
Book value per share                                   $    8.34     $   11.98     $   17.74
Market price per share                                    13 3/8        15 5/8        26 1/4
Shares outstanding                                     8,766,811     8,567,141     8,516,705

** Includes discontinued wool operations in 1994 and 1993.



CONTENTS

Business Description, Strategy and Goals........................... IFC
Financial Highlights................................................. 1
Letter to Shareholders............................................... 2
Tobacco Business..................................................... 4
Wool Operations...................................................... 6
Other Businesses..................................................... 6
Management's Discussion and Analysis of Results
of Operations and Financial Condition................................ 7
Consolidated Financial Statements................................... 11
Notes to Consolidated Financial Statements.......................... 14
Independent Auditors' Report........................................ 22
Company Report on Financial Statements.............................. 22
Selected Financial Data............................................. 23
Quarterly Financial Data............................................ 23
Corporate Directors and Officers,
  Tobacco Division Management and
  Principal Trading Companies....................................... 24
Investor Information................................................ 25


LETTER TO SHAREHOLDERS

DEAR FELLOW INVESTOR

   Last year we outlined the circumstances which led to the rapid deterioration of market conditions in the leaf tobacco industry. The result was a worldwide surplus of tobacco, falling prices and an erosion of margins. These events caused the Company's Tobacco Division to incur substantial losses in fiscal 1994. The imbalance between supply and demand began to gradually correct itself in the latter part of fiscal
1995. Positive developments, which are explained more fully in the tobacco business section, came too late for the Tobacco Division to return a satisfactory operating profit for the year. A significant part of the difficulty related to the lack of immediate offset between losses incurred in jurisdictions where there was no relief for taxes and profits earned in other jurisdictions subject to taxes. This resulted in a large tax charge for the year on a small pretax profit.

   On the other hand, market conditions in the wool industry continued to improve, with sharply rising prices occurring in the third quarter. Wool Division profitability was better than budgeted and nearly our best year ever.

   In our other businesses segment, the building supply company in Wilson, North Carolina did well, but the duty free shops in Eastern Europe did not achieve budget.

   Several significant and unusual items, explained in the Management's Discussion and Analysis section of this report, contributed to our net loss for fiscal 1995.

   The losses of our tobacco business in the early part of fiscal 1995 and the sharp rise in wool prices during the year placed severe strains on our liquidity and short-term financing capacity, and our balance sheet leverage ratios became too high. Strategic initiatives relevant to these problems, set out in our last annual report, included steps to reduce leverage and improve liquidity by reducing tobacco inventories, arranging committed facilities for short-term financing requirements and issuing a substantial element of long-term debt.

   During fiscal 1995 we did substantially reduce uncommitted tobacco inventories and our goal is to reduce them further.

   The restructuring of our short-term financing was accomplished in May 1995 and consists of a revolving, three-year asset-backed facility of $125 million for our U.S. tobacco business, and a one-year secured facility of $200 million for our European tobacco operations. We have other local bank lines totaling $245 million to finance our operations in certain tobacco producing areas. These combined facilities are expected to be sufficient for our short-term financing needs.

   We did not issue long-term debt because of unfavorable market conditions at the time. The need to replenish our long-term capitalization remains so we decided to sell our wool business to Chargeurs, a major French public company and the world's largest primary wool processor. Due diligence procedures by the purchaser are in process, and we expect to sign a definitive agreement and to complete the transaction by the end of August. Under the terms of the agreement, the price will be based on the net value of the wool assets on the date of completion, and Chargeurs will repay all intercompany debt and assume all short-term wool borrowings. At March 31, 1995 the estimated realizable value of the companies to be disposed of was approximately $56 million and the intercompany debt and short-term borrowings were approximately $131 million. The sale is thus expected to enable us to reduce total debt by approximately $187 million, and to redeploy equity back into the tobacco business. In addition our current ratio has improved from 1.11:1.0 at March 31, 1994 to 1.19:1.0 at March 31, 1995.

   Progress is being made on other elements of our strategic initiatives. We have continued to dispose of nonessential assets, and have sold our interests in the dark tobacco business and our Korean and Canadian properties.

   Our restructured Tobacco Division Management Board, in place since November 1994, has improved decision making and is exercising enhanced controls over the procurement of uncommitted tobacco inventory.

   We are continuing with plans to move certain key corporate functions from Europe to the Company's headquarters in Wilson, North Carolina.

   The prospects for the tobacco business are improving. The imbalance between supply and demand has reversed and there are now shortages in some markets. Orders for current crop Brazilian tobacco have reached record levels and have strengthened in key African markets. We have been able to negotiate several large special orders for stocks of oriental tobacco held by the Turkish monopoly. Our ability to handle this additional volume of business was made possible because of our new plant in Turkey. Some of the sales occurred in fiscal 1995 and the rest are committed for delivery and will be recorded in fiscal 1996 and 1997. We are optimistic about the future.

   The recently completed formation of DiMon by the merger of Dibrell Brothers and Monk-Austin leaves only four major international leaf tobacco dealers, of which we will be the third largest in terms of tobacco sales. Since the DiMon merger was announced, we have been much encouraged by the support we have received from our major customers.

   Since last year, R Anthony Garrett, A. Winniett Peters, J. Anthony Johnston and Anthony A.D. Arrowsmith have retired from our Board. Mr Garrett, a former Chairman of Imperial Tobacco (UK) Limited, served on the Board for 15 years. His valuable contribution to our affairs, following a lifetime experience in the tobacco industry, will be greatly missed. Mr Peters, a retired executive of the Company, continues to be associated with us as a consultant. Mr Johnston served on the Board and on its Executive Committee, in his capacity as Chief Executive of the Wool Division. He decided to retire and return to Australia. Mr Arrowsmith was our Chief Financial Officer. Our grateful thanks are due to all of them for their contributions and we wish them well.

   Two new nonemployee directors have joined the Board of Directors and will stand for election by the shareholders at the Annual Meeting in August. Charles H. Mullen is the retired Chairman and Chief Executive Officer of The American Tobacco Company and a former Vice President and director of American Brands, Inc. He has had 42 years experience in the industry. Daniel M. Sullivan is the founder and retired Chief Executive Officer of Frost & Sullivan, Inc., market research publishers. He currently serves as Chairman of a public company and is on the board of four private companies. We welcome them both to our Board.

   Robert E Harrison will join us in July as Chief Financial Officer. Mr Harrison has 17 years experience in the tobacco industry. His international experience will serve him well in the contribution we expect him to make to our financial affairs.

   Our shareholders and employees have had a challenging year requiring loyalty and dedication. Our thanks are extended to each and everyone of them.

Sincerely

/s/ ALEC G. MURRAY
J. Alec G. Murray
President and Chief Executive Officer


TOBACCO BUSINESS


           The emerging signs of a recovery in the balance between supply and demand mentioned in last years report became a reality in fiscal 1995. As a matter of fact,demand has exceeded supply in certain areas for both flue-cured and burley tobacco.


           Worldwide crop reductions in 1994 in response to overproduction in 1993 and adverse weather conditions resulted in an estimated 25% decline in flue-cured (1994 - 3,470 thousand tons vs 1993
- - 4,642 thousand tons) production, and an estimated 24% decline in burley (1994 - 757 thousand tons vs 1993 - 998 thousand tons) production. Concurrent with reduced production, demand for American- or light-blend cigarettes has continued to grow and international manufacturers are no longer reducing inventory levels.

           These conditions led to firmer pricing and the volume of tobacco sold by the Company in fiscal 1995 was up 17.8% from fiscal 1994. Operating results in our tobacco business improved in the latter part of fiscal 1995. We are optimistic this trend will continue in fiscal 1996. Nevertheless, the problems we experienced in fiscal 1994 with excess inventories, over ambitious expansion in Russia and losses and provisions related to our Italian affiliate continued in fiscal 1995.

           Management changes and controls have been implemented to correct these conditions and we are optimistic the tobacco business will operate profitably in fiscal 1996, although we are still carrying some stocks on which thin or no margins may be realized.

           Surprisingly, tobacco production in the United States will be increased this year as the result of larger commitments by U.S. manufacturers for current crop purchases and a buy out program for surplus stocks in the stabilization pools. Flue- cured auction sales for the 1995 crop are estimated at 420 thousand tons, up 16% from 362 thousand tons in 1994 (1993 - 405 thousand tons), and burley tobacco sales for the same crop years are expected to increase to 259 thousand tons from 258 thousand tons (1993 - 284 thousand tons). Despite anticipated 1995 crop production increases, we foresee a downward trend over the longer term unless positive steps are taken to make U.S. tobacco more competitive in foreign markets.

           The dealer industry packed 12.1% of the 1994 flue-cured crop for the stabilization pool (1993 - 23.1%) and 9.5% for the burley pool (1993 - 37.1%). Tobacco packed by the Company for the stabilization pools changed by similar ratios. However, increased 1995 crop packing for the flue-cured pool is expected for both the industry and the Company as a result of the larger crop size.

           Exports of 1994 crop tobacco by the Company from Central and South America were up from 1993 by 8% in volume and down 3% in value. The Company's new export agency agreement with Souza Cruz enhanced our financial performance in this region. The Company has limited exposure on advances to growers for burley tobacco in Honduras, where tobacco production has been reduced.

           For the 1994 crop, purchases by the Company in Zimbabwe were down 17% in volume but up 15% in value compared to 1993. Improved demand has resulted in auction price increases of 40% for the current 1995 crop following a similar increase in 1994.

           In Malawi, 1994 crop purchases by the Company were down 30% in volume due to a smaller crop. However, higher auction prices led growers to increase 1995 crop production by 15%. Stronger demand has resulted in auction prices for the 1995 burley crop being up by approximately 25% and flue-cured by 15%.

           The oversupply situation in Turkish oriental tobacco has created opportunities for the Company to supplement its regular business with some large special orders for old stocks being held by the Turkish government monopoly. This business would not have been possible without our new plant in Turkey. We continue to benefit from increased interest in other types of European tobacco in Spain, Italy and Greece.

           The Company's leadership position in Thailand is undisputed. Prices were stable for the 1994 crop and increased 10% in 1995. Poor growing conditions for the 1995 crop limited our ability to fully realize the increased sales potential.

           In China, our 1994 exports were up 8% and we sold all the exportable tobacco available to us. We continue to view China as an important source of supply with great future potential and are examining various options to capitalize on this opportunity.

WOOL OPERATIONS


           The Company entered the wool business in 1985 through a series of acquisitions to diversify into a line of business that would complement its traditional operations. The Company does not raise sheep or produce textile products. Like the tobacco business, the wool business involves the worldwide purchase, value-added processing and sale of an agricultural commodity. The Company believes that it has become one of the largest dealers and processors, handling wool from 10 major producing areas, of which the most significant are Australia, New Zealand, South Africa, South America and the United Kingdom. Standard owns and operates processing facilities in seven countries, including scouring mills in Argentina, Australia, New Zealand, South Africa and the United Kingdom and combing mills in Chile and France. The Company also uses the services of commission processors in Argentina, Australia, Belgium, Germany and Italy.

           Wool trading conditions continued to improve in fiscal 1995, wool sales by the Company increased 27.0% versus fiscal 1994 and pretax operating profits doubled.

           Nevertheless, the need to deleverage the Company's balance sheet as the result of difficult conditions in the tobacco business in the past two years, led to a strategic decision by the Company's Board of Directors to dispose of the wool business which resulted in $10.1 million nonrecurring loss and has been accounted for as "discontinued operations". (See Note 2 to Consolidated Financial Statements.) An agreement in principle to sell the business was executed and announced in April 1995 and completion of the transaction is expected to take place in August 1995. The anticipated sale of the wool business will enable the Company to significantly reduce its debt and redeploy equity into the tobacco business.

OTHER BUSINESSES

           Carolina Home Center produced a small profit in line with expectations, however, Bela Duty Free Import-Export incurred losses with the result that a small, net operating loss was reported for other businesses in fiscal 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION

The following discussion should be read in conjunction with the Selected Financial Data, Consolidated Financial Statements and their related Notes.

GENERAL

Standard is principally engaged in purchasing, processing and selling leaf tobacco to international cigarette manufacturers. Most of its tobacco purchasing is done on the basis of firm orders or indications of interest. The ability to obtain raw materials at favorable prices is an important element of profitability; however, some customers pay Standard to purchase and process tobacco on a cost-plus basis. Obtaining raw materials at favorable prices must be coupled with a thorough knowledge of the types and grades of raw materials to assure the profitability of processing and blending to a customer's specifications. Processing is capital intensive and profit therefrom depends upon the volume of material processed and the efficiency of the factory operations.

           The cost of Standard's raw material and processing typically exceeds 85% of revenues. The cost of raw materials, interest expense and certain processing and freight costs are variable and thus are related to the level of sales. Most procurement costs (other than raw materials), certain processing costs, and most selling, general and administrative expenses ("SG&A") are fixed. The major elements of SG&A are employee costs, including salaries and marketing expenses.

           Tobacco sales are generally denominated in United States dollars. The Company regularly monitors its foreign exchange position and has not experienced material gains or losses on foreign exchange fluctuations. The Company enters into forward contracts solely for the purpose of limiting its exposure to short-term changes in foreign exchange rates.

           Assets and liabilities of foreign subsidiaries are translated at year-end exchange rates. The effects of these translation adjustments are reported in a separate component of shareholders' equity. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved and translation adjustments in countries with highly inflationary economies are included in net income.

RESULTS OF OPERATIONS
FISCAL 1995 COMPARED TO FISCAL 1994

A decision to sell the wool business has resulted in this segment being reported separately as discontinued operations in 1995 and the restatement of corresponding results for prior years.

           CONTINUING OPERATIONS sales for 1995 of $773.5 million were up 11.2% from $695.6 million in fiscal 1994. Tobacco sales of $756.0 million in 1995 were up 12.6% from $671.5 million in 1994. Tobacco sales represented 97.7% of total sales in 1995 and 96.5% in 1994, and other business accounted for the remainder of $17.5 million and $24.1 million, respectively. The increase in tobacco sales resulted from a 17.8% increase in volume, partly offset by a 4.8% decrease in unit prices. Lower prices reflected the lagging effect of the worldwide surplus that began in 1993 and only began to be corrected in fiscal 1995. Sales volume increased throughout 1995 compared to depressed levels in 1994.

           The tobacco business showed an operating profit of $2.7 million (after interest expenses of $35.2 million) in 1995, including provisions against receivables from an Italian affiliate of $6.5 million, redundancy and debt restructuring costs of $2.5 million, provision against receivables of $2.8 million and profit on sale of properties of $13.5 million, versus an operating loss of $26.7 million (including interest expenses of $29.5 million) in 1994.

           Other businesses showed an operating loss of $145,000 in 1995 compared to an operating profit of $1.6 million the previous year.

           SG&A expense increased to $61.3 million in 1995 from $60.3 million a year earlier. Significant items included in 1995 SG&A totaled $11.8 million, as described above, versus $6.8 million identified in 1994.

           Other income increased to $8.8 million in 1995 is a $13.5 million pretax gain on the sale of proper- ties which netted $1.6 million after income taxes ($4.9 million) and minority interests of $7.0 million. A pretax gain of $3.2 million in 1994 on sale of land and buildings netted $1.6 million after minimal income taxes and minority interests ($1.6 million).

           After corporate expenses of $2.6 million in 1995 (1994 - $3.8 million) the Company incurred a pretax loss of $23,000 compared to $28.9 million in 1994.

           Income taxes in 1995 totaled $13.6 million compared to $2.8 million in 1994. Income taxes in 1995 included a provision of $1.8 million for an assessment under appeal and a nonrecurring charge of $1.6 million on dividends remitted by a foreign subsidiary that cannot be offset by foreign tax credits. In both years, tax provisions were required for certain jurisdictions where profits were earned despite overall pretax losses. Tax charges or credits vary as a percentage of pretax income or loss due to differences in tax rates and relief available in areas where profits are earned or losses are incurred.

           The portion of income attributable to minority interests increased to $9.6 million in 1995 from $3.7 million in 1994 due primarily to the gain on sale of property discussed above. The Company's share of losses in affiliates increased to $4.7 million in 1995 from $3.5 million in 1994 because of the further operating losses of our Italian affiliate.

           DISCONTINUED OPERATIONS sales of wool totaled $440.1 million in 1995, up 27.0% compared to $346.4 million in 1994. Discontinued nursery operations sales in 1994 totaled $5.0 million. The rise in wool sales was attributable to a 25.7% increase in average unit prices and a 2.5% increase in volume.

           Loss from discontinued operations in 1995 of $2.6 million includes an estimated net loss of $10.1 million on the pending sale of the wool business and income from wool operations of $7.4 million net of $2.8 million income taxes. Restated results of discontinued operations for 1994 include income from wool operations of $2.4 million net of income taxes of $2.2 million. In addition, 1994 discontinued operations include an after-tax gain on the sale of the nursery business of $630,000 and net operating profit on nursery operations of $59,000. More detailed information about discontinued operations is included in Note 2 to Consolidated Financial Statements.

           The overall net loss recorded in 1995 of $30.5 million or $3.60 per share compared to a net loss of $35.8 million or $4.24 per share in 1994.

FISCAL 1994 COMPARED TO FISCAL 1993

These narrative comments have been restated to reflect the results of the wool business as discontinued operations.

           Sales from continuing operations for 1994 of $695.6 million were down by 21.6% from $887.4 million achieved in 1993. Tobacco sales of $671.5 million were down by 22.9% as the result of a 14.2% decrease in volume attributed to pervasive slow demand throughout the industry, lower unit prices resulting from current market conditions and a change in the sales mix. The demand for tobacco has been adversely affected by a worldwide surplus, recent federal legislation that limits the amount of foreign tobacco that can be used in cigarettes manufactured in the United States and uncertainty created by proposed higher federal excise taxes in the United States. Tobacco and other businesses accounted for 96.5% and 3.5% of total fiscal 1994 sales, respectively.

           Severely depressed tobacco prices affected the entire industry during 1994 and deferrals of purchases by many manufacturers resulted in the Company having a much higher level of uncommitted inventory than planned. As a result, the Company recorded inventory provisions totaling $23.2 million in 1994 of which $14 million was carried forward against year-end inventories. The inventory writedown plus the reduced volume of sales and pressure on margins led to a $26.7 million operating loss (including interest expense of $29.5 million) for the tobacco business in 1994 versus a comparable profit of $37.3 million (after interest expense of $30.5 million) in 1993.

           Other businesses showed an operating profit of $1.6 million in 1994 versus $1.0 million in 1993.

           SG&A expense increased by $6.1 million to $60.3 million in 1994 from $54.2 million in the prior year. Unusual factors affecting
1994 SG&A included $1.8 million of nonrecurring costs associated with restructuring and a terminated merger agreement, and a reserve of $5 million against a contingency reported in the Company's December 31, 1993 Form 10-Q. The contingency involves the collectibility of a $17 million receivable owed to a 50% owned Italian tobacco affiliate by a former employee, and its potential impact on the affiliate's ability to repay a liability of $34 million due to the Company. Full recovery of the affiliate's receivable is being pursued through the combination of secured assets and legal action against the debtor and certain other parties. In view of the uncertainties and the timescale of the recovery efforts, management deemed it prudent to record the reserve after reviewing a range of potential outcomes.

           During 1994, the Company realized a pretax gain of approximately $3.2 million on the sale of land and buildings in Izmir, Turkey. The gain is included in other income and $1.6 million has been allocated to the minority shareholder.

           In total, after corporate expenses of $3.8 million, the Company incurred a pretax loss from continuing operations of $28.9 million in 1994 compared to pretax income from continuing operations income of $35.7 million in 1993, including corporate expenses of $2.6 million. Income taxes totaled $2.8 million in 1994 compared to $11.1 million in 1993. Tax charges or credits vary as a percentage of pretax income or loss due to differences in tax rates and relief available in areas where profits are earned or losses are incurred. In 1994, a tax provision was required for certain jurisdictions where profits were earned despite an overall pretax loss.

           The portion of income attributable to minority interests increased to $3.7 million in 1994 from $2.4 million in 1993 due to the $1.6 million gain on the sale of the Turkish property mentioned above partly offset by net operating losses of subsidiaries in which there are minority shareholders. The Company's share of losses in affiliates increased to $3.5 in 1994 from $270,000 in 1993, primarily because of operating losses in the 50% owned Italian affiliate.

           Discontinued operations include an operating profit of $2.4 million net of tax and an after-tax gain of $630,000 on the sale of Caro-Green Nursery in 1994 compared to an after-tax operating loss of $1.0 million (including an extraordinary credit of $294,000 for realization of a tax-loss carry forward on the wool business) in 1993. (Refer to Note 2 of the Consolidated Financial Statements for further details.)

           For 1994, the Company recorded a net loss of $35.8 million or $4.24 per share compared to net income of $21.2 million or $2.46 per share ($2.25 fully diluted) achieved in 1993.

LIQUIDITY AND CAPITAL RESOURCES

Standard's tobacco purchasing and processing activities and the receivables resulting from the marketing of its products are seasonal. The seasons vary from country to country. However, this seasonality is mitigated by Standard's presence in virtually all tobacco exporting countries.

           In 1995, the Company's total short-term loans and contingent debt for continuing operations ranged from a low of $377 million (1994 $464 million) to a peak of $544 million (1994 $595 million). The Company intends to reduce its total borrowings even more with proceeds from the pending sale of discontinued wool operations (see Note 2 to Consolidated Financial Statements) and by further reducing its inventory levels. Standard normally uses short-term bank facilities to provide its working capital, with borrowing typically peaking in the Company's third quarter.

           The Company's successful efforts to reduce the level of its tobacco inventories and current receivables, partially offset by a reduction in current payables and an increase in net trading assets of the discontinued wool operations were the principal reasons for the increase of $54 million in cash generated by operating activities from $48 million in 1994 to $102 million in 1995. Cash employed in investing activities decreased from $20 million in 1994 to $5 million in 1995 due primarily to an $11 million reduction in capital expenditures and a $6 million increase in asset sales and disposals. The reduction in short-term borrowings and lower long-term borrowings were the principal reasons for the $114 million increase in cash used for financing activities.

           Working capital at March 31, 1995 totaled $72.9 million compared to $70.5 million at March 31, 1994. The increase is primarily due to the classification of net assets of discontinued wool operations as current assets in the current year.

           At the beginning of fiscal 1995, availability under short-term credit facilities was conditional upon the closing of a $100 million private placement of long-term, senior secured notes. Plans to issue such notes were eventually abandoned by the Company because of unfavorable conditions in the financial markets at that time. During the preparation of the notes offering and subsequent exploration of other financing alternatives, the Company's banks in the United States and Europe continued funding and amended their loan agreements so that the Company was not in default of its financial covenants.

           In May 1995 the Company completed a major restructuring of its short-term credit facilities. The new facilities consist of a $125 million, three-year, asset-backed facility for U.S. tobacco operations, a $200 million secured facility for European tobacco operations, and secured and unsecured local lines totaling approximately $245 million extended in various tobacco producing areas. In addition, the Company has separate, secured facilities totaling $145 million in place for the discontinued wool operations.

           The new U.S. and European loan agreements contain certain financial and reporting covenants with which the Company would have been in compliance at March 31, 1995. Under its most restrictive covenant, the Company had approximately $3.0 million of retained earnings available for distribution as dividends at March 31, 1995. The loan agreements also include restrictions on the amount of dividends, management fees or other distributions of capital or income that can be upstreamed to the Company by its subsidiaries. As the Company's subsidiaries are its principal source of cash, depending on their operating results, these restrictions could further limit the Company's ability to pay dividends to its shareholders.

           Efforts to strengthen the Company's balance sheet are continuing. Based on the improving outlook for its business, management anticipates that it will be able to service the interest and principal on its indebtedness, maintain adequate working capital and provide for capital expenditures out of operating cash flow and available borrowings under its new credit facilities. The Company's future operating performance will be subject to economic conditions and to financial, business, political and other factors, many of which are beyond its control.

           There were no significant changes in accounting policies during fiscal 1995.

CONSOLIDATED BALANCE SHEET


Standard Commercial Corporation                                           MARCH 31
                                                                 1995         1994
IN THOUSANDS

ASSETS
Cash                                                         $ 46,753     $ 69,802
Receivables (Note 3)                                          154,241      264,511
Inventories (Note 4)                                          196,037      369,332
Net assets of discontinued operations (Note 2)                 56,027            -
Prepaid expenses                                                2,903        5,991
Marketable securites at cost (approximate market)                 453          828

  Current assets                                              456,414      710,464

Property, plant and equipment (Note 5)                         99,102      128,024
Investment in affiliates (Note 6)                              11,844       14,601
Other assets (Note 7)                                          41,067       37,682

  Total assets                                               $608,427     $890,771

LIABILITIES
Short-term borrowings (Note 8)                               $275,429     $465,361
Current portion of long-term debt (Note 10)                    11,216       33,632
Accounts payable (Note 9)                                      79,373      123,285
Taxes accrued (Note 16)                                        17,524       17,702

  Current liabilities                                         383,542      639,980

Long-term debt (Note 10)                                       26,927       29,169
Convertible subordinated debentures (Note 10)                  69,000       69,000
Retirement and other benefits (Notes 11 and 13)                13,005       17,182
Deferred taxes (Note 16)                                        9,028       10,640
Commitments and contingencies (Note 12)                             -            -

  Total liabilities                                           501,502      765,971

MINORITY INTERESTS                                             31,299       20,773

ESOP redeemable preferred stock (Note 13)                       9,132        9,200
Unearned ESOP compensation (Note 13)                           (6,600)      (7,822)

SHAREHOLDERS' EQUITY
Preferred stock, $1.65 par value (Note 13)
  Authorized shares 1,000,000; issued 91,319 to ESOP
    (1994 - 92,005)
Common stock, $0.20 par value (Note 13)
  Authorized shares 20,000,000
  Issued 11,160,289 shares (1994 - 10,913,459)                  2,232        2,183
Additional paid-in capital (Note 13)                           38,288       34,875
Unearned restricted stock plan compensation (Note 13)            (515)        (649)
Treasury stock at cost, 2,393,478 shares
  (1994 - 2,346,318) (Note 13)                                 (1,233)        (583)
Retained earnings                                              50,530       84,807
Cumulative translation adjustments (Note 14)                  (16,208)     (17,984)

  Total shareholders' equity                                   73,094      102,649

  Total liabilities and equity                               $608,427     $890,771


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS


CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

Standard Commercial Corporation                                              YEAR ENDED MARCH 31
                                                               1995          1994           1993
IN THOUSANDS, EXCEPT SHARE INFORMATION
Sales                                                     $ 773,453     $ 695,594     $  887,446

Cost of sales (Note 4)                                      720,942       667,222        795,805
Selling, general and administrative expenses                 61,343        60,342         54,210
Other income (expense) - net (Note 15)                        8,809         3,087         (1,699)

  Income (loss) before taxes                                    (23)      (28,883)        35,732
Income taxes (Notes 12 and 16)                               13,601         2,822         11,083

  Income (loss) after taxes                                 (13,624)      (31,705)        24,649

Minority interests                                           (9,634)       (3,687)        (2,363)
Equity in losses of affiliates (Note 6)                      (4,659)       (3,472)          (270)

  Income (loss) from continuing operations                  (27,917)      (38,864)        22,016

Discontinued operations, net of income taxes (Note 2)
  Income (loss) from operations                               7,423         2,425         (1,049)
  Gain (loss) on disposal                                   (10,050)          630              -

                                                             (2,627)        3,055         (1,049)

  Income (loss) before extraordinary items                  (30,544)      (35,809)        20,967
Extraordinary items (Note 16)                                     -             -            209
Cumulative effect of accounting changes (Notes 11 and 16)         -            23              -

  Net income (loss)                                         (30,544)      (35,786)        21,176
ESOP preferred stock dividends net of tax                      (485)         (486)          (364)

  Income (loss) applicable to common stock                  (31,029)      (36,272)        20,812
  Retained earnings at beginning of year                     84,807       125,139        108,890
Common stock dividends                                       (3,248)       (4,060)        (4,563)

  Retained earnings at end of year                        $  50,530     $  84,807     $  125,139


Earnings (loss) per common share
Primary       - from continuing operations                   $(3.30)       $(4.60)         $2.56
              - from discontinued operations                 $(0.30)        $0.36         $(0.12)
              - extraordinary items                               -             -          $0.02
              - cumulative accounting changes                     -             -              -
              - net                                          $(3.60)       $(4.24)         $2.46
              - average shares outstanding                8,618,505     8,552,813      8,447,564

Fully diluted - from continuing operations                        *             *          $2.33
              - from discontinued operations                      *             *         $(0.10)
              - extraordinary items                               -             -          $0.02
              - cumulative accounting changes                     -             -              -
              - net                                               *             *          $2.25
              - average shares outstanding                        *             *     10,771,065

Dividends paid per share                                      $0.20         $0.50          $0.54

*Not applicable because fully diluted calculations include adjustments which are antidilutive.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS


CONSOLIDATED STATEMENT OF CASH FLOWS


Standard Commercial Corporation                                          YEAR ENDED MARCH 31
                                                            1995          1994          1993
IN THOUSANDS
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                      $ (30,544)    $ (35,786)    $  21,176
  Depreciation and amortization                           11,310        11,388        10,834
  Minority interests                                       9,634         3,686         2,363
  Deferred income taxes                                     (486)       (1,315)        5,391
  Undistributed losses of affiliates,
   net of dividends received                               4,725         4,204           672
  Gain on disposition of property, plant and equipment   (13,227)       (4,349)         (410)
  Loss (gain) on disposal of discontinued operations      10,050          (630)            -
  Other                                                    3,356         2,614        (2,996)

                                                          (5,182)      (20,188)       37,030

Net changes in working capital other than cash
  Receivables                                             31,337        53,152       (69,226)
  Inventories                                             77,848        29,847      (102,616)
  Current payables                                        (6,260)       12,691        33,510
  Discontinued operations - noncash charges
   and working capital changes                             3,922       (27,845)       20,336

CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES         101,665        47,657       (80,966)

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment - additions                (11,295)      (22,561)      (17,675)
                              - dispositions              14,342         8,524         1,044
Payment for business acquisitions                         (4,698)       (2,427)       (5,174)*
Investing activities of discontinued operations           (3,435)       (3,760)       (7,828)

CASH USED FOR INVESTING ACTIVITIES                        (5,086)      (20,224)      (29,633)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term borrowings                         4,758        14,332        32,820
Repayment of long-term borrowings                        (29,033)      (21,012)       (9,039)
Net change in short-term borrowings                      (79,953)      (17,295)      100,272
Dividends paid, net of tax                                (1,913)       (4,546)       (4,927)
Other                                                      1,641           229           232
Financing activities of discontinued operations          (15,128)       23,109       (22,488)

CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES        (119,628)       (5,183)       96,870

Increase (decrease) in cash for year                     (23,049)       22,250       (13,729)
Cash at beginning of year                                 69,802        47,552        61,281

CASH AT END OF YEAR                                    $  46,753     $  69,802     $  47,552

Cash payments for - interest                           $  37,339     $  29,936     $  33,031
                  - income taxes                       $   7,493     $   8,300     $   8,324

*Total price for acquisitions less $694 cash received                              $  23,900
 Deduct noncash items
  Series A Preferred Stock                                                             9,200
  Common Stock                                                                         7,390

Net cash cost of acquisitions (including $2,136 for
  discontinued wool operations)                                                    $   7,310

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

             a) CONSOLIDATION. The accounts of all subsidiary companies are included in the consolidated financial statements and all intercompany transactions have been eliminated.

            Investments in affiliated companies are accounted for by the equity method of accounting.

             b) FOREIGN CURRENCY. Assets and liabilities of foreign subsidiaries are translated at year-end exchange rates. The effects of these translation adjustments are reported in a separate component of shareholders' equity. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved and translation adjustments in countries with highly inflationary economies are included in net income.

             c) INTANGIBLE ASSETS. The Company's policy is to amortize goodwill on a straight line basis over its estimated useful life not to exceed 40 years.

             d) PROPERTY, PLANT AND EQUIPMENT. The cost of significant improvements to property, plant and equipment is capitalized.
Maintenance and repairs are expensed as incurred. Provision for depreciation is charged to operations over the estimated useful lives, primarily 3-30 years, of the assets on a straight-line basis.

             e) INVENTORIES. Inventories, which are primarily packed leaf tobacco, are stated at the lower of specific cost or estimated net realizable value. Cost of tobacco includes a proportion of interest, buying commission charges and factory overheads which can be related directly to specific items of inventory.

             f) REVENUE RECOGNITION. Sales and revenue are recognized on the passage of title.

             g) INCOME TAXES. Certain policies used for financial statement purpose differ from those used for income tax purposes, thereby causing a deferral of taxes on income.

             h) MINORITY INTERESTS. Minority interests represent the interest of third parties in the net assets of certain subsidiary companies.

             i) COMPUTATION OF EARNINGS PER COMMON SHARE. Primary earnings per share are computed by dividing earnings, less preferred stock dividends payable to ESOP net of tax, by the weighted average number of shares outstanding during each year. Fully diluted earnings per share assumes the conversion into common stock of all the 7 1/4% Convertible Subordinated Debentures and ESOP preferred stock at the dates of issue, thereby increasing the weighted average number of shares deemed to be outstanding during each period, and adding back to primary earnings the after-tax interest expense.

             j) RECLASSIFICATION. Certain amounts in prior year statements have been reclassified for conformity with current statement presentation.

2. DISCONTINUED OPERATIONS

           In April 1995, the Company entered into an agreement in principle to sell its wool operations to Chargeurs of Paris, France. The Company is also seeking to dispose of its small speciality fibre unit. Therefore, fiscal 1995 results of the entire wool business, which showed net operating income of $7.4 million and an estimated loss on disposal of $10.1 million, have been reported as discontinued operations and prior periods have been restated accordingly. Because the sales price of the wool business is subject to completion of due diligence procedures by the purchaser and changes in net asset value prior to closing, certain assumptions and estimates were necessary in arriving at the estimated loss on disposal shown below.

             Also, at March 31, 1995, there were foreign exchange contracts totaling $73 million with an unrealized loss of $607,000 related to the wool business.

             In December 1993 the Company completed the sale of its nursery operations and reported its 1994 operating results and gain on disposal as discontinued operations and prior periods were accordingly restated. At March 31, 1995, the consolidated balance sheet includes receivables from the purchaser of the nursery operations totaling $2.2 million.

         A summary of discontinued operations follows:


                                             YEAR ENDED MARCH 31
IN THOUSANDS                     1995         1994          1993

Sales
   Wool                     $ 440,112     $346,420     $ 348,638
   Nursery                          -        4,993         3,394
                            $ 440,112     $351,413     $ 352,032
Pretax operating
 income (loss)
   Wool                     $  10,002     $  4,446     $   1,561
   Nursery                          -           89        (2,340)
Income tax (expense)           10,002        4,535          (779)
 benefit from operations
   Wool                        (2,769)      (2,248)       (1,463)
   Nursery                          -          (30)          793
                               (2,769)      (2,278)         (670)
Minority interests - wool           -          (78)          (60)
Equity in earnings of
 affiliates - wool              190          246           166
Extraordinary items
 (realization of tax-loss
 carryforwards) - wool            -            -           294
Operating income (loss)
   Wool                         7,423        2,366           498
   Nursery                          -           59        (1,547)
                                7,423        2,425        (1,049)
Gain (loss) on disposal
   Wool net of $-0-
    income taxes              (10,050)           -             -
   Nursery, net of $325
    income taxes                    -          630             -
                              (10,050)         630             -
Income (loss) from
 discontinued operations
   Wool                        (2,627)       2,366           498
   Nursery                          -          689        (1,547)
                            $  (2,627)    $  3,055     $  (1,049)

          Sale of the wool business is expected to be completed in August 1995. A summary of net assets of the discontinued wool operations included in the March 31, 1995 balance sheet as a single line item follows. The $10.1 million estimated loss on disposal was determined by deducting the $56 million estimated net asset value of discontinued wool operations
(sales price) from the $66.1 million value of net assets held for sale.



IN THOUSANDS                              MARCH 31, 1995

Assets
 Cash                                           $  9,461
 Receivables                                      89,822
 Inventories                                     149,373
 Other                                             1,109
 Total current assets                            249,765
 Net property, plant and equipment                35,306
 Other noncurrent assets                           9,219
Total Assets                                     294,290
Less - Current liabilities                       202,502
     - Noncurrent liabilities                     13,824
     - Cumulative translation adjustment          11,887
Net assets held for sale                          66,077
Less - provision for estimated loss on disposal  (10,050)
Estimated asset value of discontinued
   wool operations                              $ 56,027

3. RECEIVABLES

IN THOUSANDS                          1995          1994

Trade accounts                   $  69,562     $  95,429
Advances to suppliers               15,820        32,441
Affiliated companies                50,391        45,562
Other                               22,896        18,571
                                   158,669       192,003
Allowances for doubtful accounts    (4,428)       (6,399)
                                 $ 154,241       185,604
Discontinued wool operations                      78,907
                                               $ 264,511

4. INVENTORIES

IN THOUSANDS                          1995          1994

Tobacco                          $ 194,344     $ 268,948
Other                                1,693         1,888
                                 $ 196,037       270,836
Discontinued wool operations                      98,496
                                               $ 369,332

        Tobacco inventories at March 31, 1995 and 1994 included capitalized interest, totaling $7.8 million and $7.4 million, and valuation reserves of $11.1 million and $14.0 million, respectively. Interest included in cost of sales totaled $25.8 million, $22.9 million and $23.3 million in 1995, 1994 and 1993, respectively. Inventory valuation provisions included in cost of sales totaled $5.3 million, $23.8 million and $1.8 million in 1995, 1994 and 1993, respectively.

5. PROPERTY, PLANT AND EQUIPMENT

IN THOUSANDS                     1995          1994

Land                         $ 10,468     $  10,743
Buildings                      61,600        54,995
Machinery and equipment        71,331        68,527
Furniture and fixtures          6,139         5,565
Construction in progress        1,161         1,249
                              150,699       141,079
Accumulated depreciation      (51,597)      (45,878)
                             $ 99,102        95,201
Discontinued wool operations                 32,823
                                          $ 128,024


     Depreciation expense for continuing operations was $10.1 million, $9.6 million and $10.1 million in 1995, 1994 and 1993, respectively.

6. AFFILIATED COMPANIES

     a) Net investments in affiliated companies are represented by the following:

IN THOUSANDS                         1995         1994
Net current assets                $(8,289)    $(12,569)
Fixed assets                       43,161        53,444
Long-term liabilities              (7,513)       (6,407)
Interests of other shareholders   (15,206)      (20,915)
Company's interest                 12,153        13,553
Provision for withholding taxes      (309)         (405)
                                  $11,844        13,148
Discontinued wool operations                      1,453
                                                $14,601

        b) The results of affiliated companies were:

                                           YEAR ENDED MARCH 31
IN THOUSANDS                    1995          1994        1993

Sales                        $77,869       $94,280     $89,117
Income (loss) before taxes   $(4,342)       (5,844)      1,712
Income taxes                     446           492       1,087
Net income (loss)            $(4,788)      $(6,336)    $   625
Company's share              $(4,756)      $(3,408)    $  (170)
Amortization of goodwill           -           (40)        (40)
Withholding taxes                 97           (24)        (60)
Equity in losses             $(4,659)      $(3,472)    $  (270)
Dividends received           $    65       $   672     $   400

7. OTHER ASSETS

IN THOUSANDS                                 1995        1994
Cash surrender value of life insurance
   policies (face amount $42,723)        $ 12,313     $10,586
Policy loans                               (6,550)     (2,901)
                                            5,763       7,685
Bank deposits                                 114         541
Receivables                                10,372      10,609
Due from Transcatab - net of
   $11,240 reserve                         15,478           -
Investments                                 3,572       3,571
Excess of purchase price of subsidiaries
   over net assets acquired - net of
   accumulated amortization of
   $1,089 (1994 - $1,072)                   1,348       2,196
Other                                       4,420       4,961
                                         $ 41,067      29,563
Discontinued wool operations                            8,119
                                                      $37,682

     A total of $26.7 million is due from Transcatab SpA ("Transcatab"), a 50% owned tobacco affiliate. A reserve of $5 million was recorded in 1994 against a contingency related to this receivable.


     The contingency involves the collectibility of a $17 million receivable due to Transcatab from the other 50% owner and his affiliates and the potential impact on Transcatab's ability to repay the amounts owed to the Company. Full recovery of the $17 million receivable is being pursued through the combination of secured assets and legal action against the debtor and certain other parties. During the year $5.5 million was received under the Company's fidelity insurance. An additional reserve of $6.2 million has been made against non-recovery of the other 50% owner's share of trading losses to March 31, 1995.

8. SHORT-TERM BORROWINGS

IN THOUSANDS                        1995          1994         1993

Weighted average rate on
   borrowings at end of year(1)     11.1%          6.7%         6.9%
Weighted average rate
   on borrowings
   during the year(1)               10.0%          6.7%         8.4%
Maximum outstanding
   at any month-end             $338,665(2)   $487,046     $457,250
Average month-end
   amount outstanding           $312,305(2)   $453,214     $390,083
Amount outstanding
   at year-end                  $275,429(2)   $465,361     $457,250

(1) Computed by dividing short-term interest expense and amortized financing costs by average short-term debt outstanding.

(2) Excludes discontinued wool operations maximum, average and year-end outstandings of $112 million, $90 million and $103 million, respectively.

        At March 31, 1995, under agreements with various banks, total short-term credit facilities for continuing operations of $504 million (1994 - $734 million) were available to the Company of which $91 million (1994 - $199 million) were being utilized for letters of credit and guarantees and $138 million (1994 - $180 million) were unused. Also, at March 31, 1995, similar facilities totaling $140 million (1994 - $170 million) were available for the discontinued wool operations of which $8 million (1994 - $17 million) were being utilized for letters of credit and guarantees and $29 million (1994 - $43 million) were unused.

        Since year end, the Company has completed the restructuring of certain of its credit facilities. Restructured credit facilities include a $125 million, three-year, asset-backed revolving facility for U.S. tobacco operations and a $200 million secured, master credit facility for European tobacco operations in addition to local lines of approximately $245 million. Also, separate facilities totaling $145 million have been arranged for discontinued wool operations.

        The new U.S. and European loan agreements contain certain financial and reporting covenants with which the Company would have been in compliance at March 31, 1995. Under its most restrictive covenant, the Company had approximately $3.0 million of retained earnings available for distribution as dividends at March 31, 1995. The loan agreements also include restrictions on the amount of dividends, management fees or other distributions of capital or income that can be upstreamed to the Company by its subsidiaries.

9. ACCOUNTS PAYABLE

IN THOUSANDS                    1995         1994

Trade accounts               $60,980    $  65,003
Affiliated companies           1,098          870
Other accruals and payables   17,295       19,407
                             $79,373       85,280
Discontinued wool operations               38,005
                                        $ 123,285

10. LONG-TERM DEBT

IN THOUSANDS                                    1995         1994

Senior notes, at 1.75% above LIBOR,
   repayable quarterly beginning December
   1995 through March 1999                  $  3,835     $ 10,000
Floating rate loan, at 1.75% above
   three-month negotiable CD rate,
   repayable quarterly through March 2002      6,600        7,725
Floating rate loan, at 1.75% above LIBOR,
   repayable quarterly through March 1999      4,927        6,500
Floating rate note, at 82% of prime,
   repayable in 2001                           2,940        2,940
6.48% fixed rate loans repayable annually
   through 1998                               10,308       12,144
Floating rate loan at 1.5% above LIBOR
   repayable annually through 1998             1,762        2,350
9.25% fixed rate repayable annually
   through 1997                                1,640        2,460
9.82% fixed rate loan repayable annually
   through 2005                                3,823            -
Floating rate note, at 1% above LIBOR
   transferred to short-term borrowings
   in fiscal 1995                                  -       15,000
12.25% loan repayable annually through 1995        -          742
Other                                          2,308        2,467
                                              38,143       62,328
Current portion                              (11,216)     (33,632)
                                            $ 26,927       28,696
Discontinued wool operations                                  473
                                                         $ 29,169

        Long-term debt maturing after one year is as follows: 1997 - $8,034,000; 1998 - $7,683,000; 1999 - $2,502,000; 2000 - $1,686,000; and
thereafter - $7,022,000.

CONVERTIBLE SUBORDINATED DEBENTURES

        On November 13, 1991 the Company issued $69.0 million of 7 1/4% Convertible Subordinated Debentures due March 31, 2007. The debentures are convertible into shares of common stock of the Company at a conversion price of $31.81 after adjustments for stock dividends. The debentures are subordinated in right of payment to all senior indebtedness, as defined, of the Company, and as of March 31, 1995 became redeemable in whole or in part at the option of the Company any time. Beginning March 31, 2005 the Company will make annual payments to a sinking fund which will be sufficient to retire at least 5% of the principal amount of issued Debentures reduced by earlier conversions, redemptions and repurchases.

11. BENEFITS

        The Company has a noncontributory defined benefit pension plan covering substantially all full-time salaried employees in the United States. Various other pension plans are sponsored by foreign subsidiaries. Benefits under the plans are based on employees' years of service and eligible compensation. Foreign plans which are significant and considered to be defined benefit pension plans have adopted Statement of Financial Accounting Standards No. 87, EMPLOYERS' ACCOUNTING FOR PENSIONS. The Company's policy is to contribute amounts to the U.S. plan sufficient to meet or exceed funding requirements of federal benefit and tax laws. A summary of pension costs for 1995, 1994, and 1993 follows:

IN THOUSANDS                  1995        1994        1993

Benefit cost for service
   during the year         $ 1,566     $ 1,513     $ 1,442
Interest cost on projected
   benefit obligation        1,908       1,803       1,640
Recognized return on plan
   assets                   (1,948)     (1,906)     (1,674)
Net amortization               107          99         101
Net pension cost           $ 1,633     $ 1,509     $ 1,509

        The assumed long-term rate of return on plan assets used in determining net pension costs was 8%, and projected benefit obligations were determined using assumed discount rates of 7.25% for all of the plans. Assumed rates of increase in future compensation levels were 5.25% for the U.S. plan and from 6.5% to 7% for foreign plans. The following table sets forth the funded status and amounts recorded in the consolidated balance sheet for the Company's defined benefit pension plans:


                                                 YEAR ENDED MARCH 31
                                            U.S. Plan           Foreign Plans
IN THOUSANDS                           1995         1994       1995        1994

Actuarial present value of
  benefit obligations:
  - vested benefits                  $ 5,884     $ 6,131   $ 11,858     $ 9,576
  - nonvested benefits                    46          40        285         264
Accumulated benefit obligation         5,930       6,171     12,143       9,840
Effect of projected salary increases   1,835       1,604      6,808       7,484

Projected benefit obligation           7,765       7,775     18,951      17,324
Plan assets at fair value             (8,372)     (7,991)   (17,070)    (14,836)
Deficiency (excess) of assets
  over projected obligation             (607)       (216)     1,881       2,488
Unamortized net transition
  asset (obligation)                     428         489       (668)       (733)
Unrecognized prior service cost           (9)       (149)      (994)     (1,002)
Unrecognized experience gain            (782)       (992)      (546)       (507)

Accrued (prepaid) pension cost       $  (970)    $  (868)  $   (327)    $   246


        In addition to amounts in the table above, long-term benefit liabilities include $5.9 million and $9.8 million shown in the balance sheet at March 31, 1995 and 1994, respectively, for the actuarially determined obligations of other benefits.

        Assets of the U.S. and some foreign plans consist of pooled equity and fixed income funds managed by independent trustees.
Obligations of other foreign plans are provided for by purchasing insurance policies or establishing book reserves .

        The Company also sponsors a 401(k) savings incentive plan for most full-time salaried employees in the United States. The expense for this plan was $125,000 for 1995, $143,000 in 1994 and $129,000 in 1993.

        Effective April 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106 EMPLOYERS' ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS, with respect to benefits provided under U.S. plans. The Company provides certain health care and life insurance benefits for substantially all of its retired salaried employees. SFAS 106 requires the Company to accrue the estimated cost of retiree benefit payments during the years the employee provides services. The Company previously expensed the cost of these benefits, which are principally health care, as premiums were paid or claims were incurred. SFAS 106 allows recognition of the cumulative effect of the liability in the year of adoption or the amortization of the obligation over a period of up to twenty years. The Company has elected to recognize the cumulative effect of this obligation on the immediate recognition basis. The cumulative, noncash effect of adopting SFAS 106 as of April 1, 1993 was an increase in accrued postretirement health care costs of $6.0 million and a decrease in net earnings of $3.7 million or $0.43 per share.

        The effect of adopting SFAS 106 was to decrease after- tax income from continuing operations by $542,000 or $0.06 per share. In 1993, the Company recognized $96,000, as an expense for postretirement benefits which were not funded. The components of the net periodic cost of postretirement benefits for 1995 are as follows:

Service cost                                          $ 168,613
Interest cost on accumulated benefit obligation         405,299
Amortization of plan amendments                        (138,904)
                                                      $ 435,008

        The components of the liability included in the consolidated balance sheet at March 31, 1995 of the actuarial present value of benefits for services rendered to date were:

Current retirees                                    $   286,798
Active employees eligible to retire                   2,182,208
Active employees not eligible to retire               2,857,240
Total                                                 5,326,246
Unrecognized net gain                                   495,368
Unrecognized prior service cost                       1,250,131
Accumulated postretirement benefit obligation       $ 7,071,745

        The accumulated postretirement benefit obligation (APBO) was determined using an 8.0% weighted-average discount rate. The medical cost trend rate used in determining the APBO was assumed to be 14% in 1995. This rate was assumed to gradually decline to 6.5% in 2003, and remain at that level thereafter.

        Assuming a one percent increase in the medical cost trend rates, the aggregate of the service and interest cost components of the net periodic pension cost for 1995 would increase by $103,000 and the APBO as of March 31, 1995 would increase by $713,000. In general, postretirement benefit costs are paid as claims are incurred. The Company decided to exercise the option, under SFAS 106, to recognize the entire net transition obligation during 1994. Accordingly, the related amortization is not included in the net periodic cost.

        The impact of SFAS 106 as it relates to employees of foreign subsidiaries has not been determined, however the Company does not believe the effects will be material. The Company currently expenses the cost of these benefits as incurred and plans to adopt SFAS 106 accounting in fiscal 1996.

        The impact of SFAS 112, EMPLOYERS' ACCOUNTING FOR POSTEMPLOYMENT BENEFITS, has not been determined but is not believed to be material.

12. COMMITMENTS AND CONTINGENCIES

        The Company is obligated under operating leases for equipment, office and warehouse space with minimum annual rentals as follows: 1996
- - $1,122,000; 1997 - $531,000; 1998 - $429,000; 1999 - $408,000; 2000 -
$296,000 and thereafter $370,000. Some of the leases are subject to escalation. Expenses under operating leases for continuing operations in 1995, 1994 and 1993 were $963,000, $788,000 and $877,000, respectively.

        The Company has commitments for capital expenditures for its tobacco business of approximately $10 million all of which are expected to be incurred in fiscal 1996.

        The Company has received notice of investigations by Canadian and United States authorities into alleged violations of law relating to the importation, exportation and taxation of tobacco, and has been notified that two of its employees have been charged with violations of Canadian law. The investigation is ongoing and, although the Company has not been notified that it is a target, it has been requested to provide certain documents relating to specified transactions and it is cooperating fully in that regard. The Company does not foresee any claim arising from the proceedings which would have a material effect on its consolidated financial position and the results of operations.

        Third-party borrowings guaranteed by the Company at March
31, 1995 totaled approximately $30 million.

        On May 1, 1993 a foreign subsidiary of the Company received notices of proposed tax adjustments to its returns for the years 1985 through 1992. A special arbitrator ruled that the Company was liable for taxes of $1.8 million for the years under review. Although the assessed taxes were accrued in the current year, the Company has found fault with and appealed the ruling. The Company believes the assessments are without merit and intends to vigorously contest the proposed deficiencies, and that any adjustment which might result would not have a material effect on the consolidated financial position and the results of operations.

        Other contingencies, consisting of guarantees, pending litigation and other claims, in the opinion of management, are not considered to be material in relation to the Company's financial position.

        At March 31, 1995 and 1994 assets of approximately $200 million, including $68 million of the tobacco business and $132 million of the discontinued wool operations, and $51 million, including $5 million of the tobacco business and $46 million of the discontinued wool operations, respectively, were pledged against current and long-term borrowings.

CONCENTRATION OF CREDIT AND OFF-BALANCE SHEET RISKS

        Financial instruments that potentially subject the Company to a concentration of credit risks consist principally of cash and trade receivables relating to customers in the tobacco industry. Cash is deposited with high-credit-quality financial institutions. Concentration of credit risks related to receivables is limited because of the diversity of customers and locations.

13. COMMON STOCK, PREFERRED STOCK AND
         ADDITIONAL PAID-IN CAPITAL

                                                         Common    Additional
                                   Number of Shares       Stock       Paid in
                                    of Common Stock   Par Value       Capital
                                 Issued    Treasury              In thousands
March 31, 1992               10,595,638   2,346,318      $2,119       $26,360
401(k) contributions              4,407           -           1           128
Dividends reinvested              3,680           -           1           101
Business acquisition            259,298           -          51         7,339
March 31, 1993               10,863,023   2,346,318       2,172        33,928
401(k) contributions              8,591           -           2           143
Dividends reinvested              5,565           -           1            89
RSP shares issued                36,280           -           8           715
March 31, 1994               10,913,459   2,346,318       2,183        34,875
401(k) contributions              8,585           -           2           125
Dividends reinvested             19,391           -           4           302
RSP shares forfeited               (435)          -           -             -
Stock dividends                 219,289      47,160          43         2,986
MARCH 31, 1995               11,160,289   2,393,478      $2,232       $38,288


        In August 1992, the Company's shareholders approved a Performance Improvement Compensation Plan, which authorized the Company's Board of Directors to effect an incentive plan for designated employees. In June 1993, the Board adopted a Restricted Stock Plan ("RSP") as a means of awarding those employees to the extent that certain performance objectives were met, restricted shares of the Company's common stock pursuant to the RSP. the Compensation Committee of the Board awarded 36,454 shares of Restricted Stock in fiscal 1994, of which 36,280 were issued as of March 31, 1994. The shares were issued subject to a seven-year restriction period.

        The Company has a 401(k) savings incentive plan in the United States to which the employer contributes shares of common stock under a matching program, and a dividend reinvestment plan.

        Treasury stock represents shares in the Company acquired by a foreign affiliate prior to its becoming a wholly-owned subsidiary.

        An employee stock ownership plan (the "ESOP") established by W A Adams Company ("Adams") prior to its acquisition, exchanged the Adams common stock held by the ESOP for 92,005 shares of Series A Cumulative Preferred Stock (the "ESOP Stock"), issued by the Company, of which 686 shares were redeemed in 1995. The ESOP stock has a stated value of $100 per share and a par value of $1.65 per share. In return the Company guaranteed a bank loan taken out by the ESOP to acquire the Adams stock. The loan is included in long-term debt and a related reduction is offset by the ESOP Stock as "unearned ESOP compensation". The ESOP Stock is convertible into 260,911 shares of Standard Commercial Common Stock, subject to adjustment under certain conditions, and bears cumulative dividends at a rate of 8% of stated value per annum payable quarterly in arrears when, as and if declared by the Company's Board of Directors. The ESOP Stock is redeemable at the option of the Company, in whole or in part, on or after August 1, 1996 at a price of $100 per share plus accrued and unpaid dividends, and ESOP participants have a put option at the stated value on any Preferred Stock received. Holders of the ESOP Stock have voting rights with respect to certain matters that may be submitted to a vote of holders of the Company's Common Stock.

14. FOREIGN CURRENCY

          Changes in the translation adjustment component of shareholders' equity are shown below:



IN THOUSANDS                       1995           1994         1993
Beginning balance April 1
   Continuing operations     $  (21,154)    $  (14,979)    $ (9,446)
   Discontinued wool
    operations                        -          5,433        5,657
                                (21,154)        (9,546)      (3,789)
Net change in translation of
   foreign financial
   statements
   Continuing operations          4,946         (6,175)      (5,533)
   Discontinued wool
    operations                        -         (2,263)        (224)
                                  4,946         (8,438)      (5,757)
Ending balance March 31
   Continuing operations        (16,208)       (21,154)     (14,979)
   Discontinued wool
    operations                        -          3,170        5,433
                             $  (16,208)    $  (17,984)    $ (9,546)

              Net amounts included in the income statement relating to foreign currency gains and (losses) from continuing operations were $(552), $(56), and $280 in 1995, 1994 and 1993, respectively.

15. OTHER INCOME (EXPENSE) - NET
                                                 YEAR ENDED MARCH 31
IN THOUSANDS                            1995         1994       1993

Other income
   Interest                         $  3,889      $ 4,722    $ 4,377
   Gain on asset dispositions         14,536        4,198        967
   Rents received                        201          545         79
   Other                               1,903        1,043      1,047
                                      20,529       10,508      6,470
Other expense
   Interest                           (9,802)      (7,051)    (7,799)
   Amortization of goodwill              (84)         (87)       (29)
   Other                              (1,834)        (283)      (341)
                                     (11,720)      (7,421)    (8,169)
                                    $  8,809      $ 3,087    $(1,699)
16. INCOME TAXES

            Effective April 1, 1993 the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, ACCOUNTING
FOR INCOME TAXES, which required a change in the method of accounting for income taxes from the deferred method to the liability method. The cumulative effect of adopting SFAS 109 was to increase income by $3.7 million. Deferred income taxes reflect the net tax effect of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating-loss carryforwards.

            a) Significant components of the Company's deferred tax liabilities and assets are as follows:

IN THOUSANDS                       MARCH 31, 1995  March 31, 1994

Deferred tax liabilities:
   Depreciation                           $ 9,763         $ 9,196
   Capitalized interest                     1,010           1,024
   Differences in timing of income
    recognition in foreign subsidiaries     5,064           5,393
   Prepaid pension assets                   1,178           1,118
   DISC income                                  -              89
   Discontinued wool operations                 -           9,156
   Total deferred tax liabilities          17,015          25,976
Deferred tax assets:
   NOL carried forward                      1,147             506
   Valuation allowance                       (822)            (44)
   Postretirement benefits other
    than pensions                           2,786           2,712
   Other accrued liabilities                    -             256
   Uniform capitalization                     292             412
   All other - net                            638             203
   Total deferred tax assets                4,041           4,045
Net deferred tax liabilities              $12,974         $21,931

            The net deferred tax liabilities include approximately $3.9 million and $11.3 million of current liabilities at March 31, 1995 and 1994, respectively.

       b) Income tax provisions are detailed below:

                                 YEAR ENDED MARCH 31
IN THOUSANDS            1995        1994        1993

Current
   Federal           $ 3,721     $  (333)    $   596
   Foreign             9,945       3,836       4,326
   State and local       421         634         770
                      14,087       4,137       5,692
Deferred
   Federal            (1,158)        102       2,080
   Foreign               663      (1,418)      3,246
   State and local         9           1          65
                        (486)     (1,315)      5,391
INCOME TAX PROVISION $13,601     $ 2,822     $11,083

       c) Components of deferred taxes follow:

                                          YEAR ENDED MARCH 31
IN THOUSANDS                    1995         1994        1993

Tax on differences in timing
   of income recognition in
   foreign subsidiaries      $   (40)    $ (1,404)    $ 3,246
Utilization of NOL
   carried forward                 -           31       2,025
Capitalized interest             (29)         366        (104)
DISC income                      (89)         (89)        (77)
Other                           (328)        (219)        301
                             $  (486)    $ (1,315)    $ 5,391

         d) The provision for income taxes is determined on the basis of the jurisdiction imposing the tax liability. As some of the income of foreign companies may also be currently subject to U.S. tax, the U.S. and foreign income taxes shown do not compare directly with the segregation of pretax income between domestic and foreign companies that follows:

                           YEAR ENDED MARCH 31
IN THOUSANDS    1995         1994         1993

Pretax income
   Domestic   $   89     $     146     $ 7,048
   Foreign      (112)      (29,029)     28,684
              $  (23)    $ (28,883)    $35,732

       e) The following is a reconciliation of the income tax provision to the expense (benefit) calculated at the U.S.
federal statutory rate.

                                              YEAR ENDED MARCH 31
IN THOUSANDS                       1995          1994        1993

Expense (benefit) at U.S.
   federal statutory tax rate   $    (8)    $  (9,820)    $12,149
Foreign tax losses for which
   there is no relief available   9,750        13,621         454
U.S. tax on foreign income        2,912           408       1,000
Different tax rates in foreign
   subsidiaries                  (1,073)       (1,372)     (2,856)
Other - net                       2,020           (15)        336
                                $13,601     $   2,822     $11,083

       f) Prior to the adoption of SFAS 109, realization of tax-loss carryforwards was accounted for as an extraordinary item.
Accordingly, the consolidated statement of income for 1993 includes $209,000 of such benefits.

17. ACQUISITIONS

        The total cost of acquisitions and investments during 1995, 1994 and 1993, net of cash acquired, was $4.7 million, $2.4 million and $23.9 million, respectively. Included in the totals for 1993 is the acquisition of W A Adams Company which was acquired for consideration which included preferred stock, common stock and cash. The acquisition was accounted for as a purchase, with no resulting goodwill. The Company made no other significant business acquisitions during these years.

        The results of operations for fiscal 1993 would not have been materially different if the acquisitions had been consummated at the beginning of the year.

18. DISCLOSURES OF FAIR VALUE OF FINANCIAL INSTRUMENTS

        The estimated fair value of the Company's financial instruments as of March 31, 1995 is provided below in accordance with Statement of Financial Accounting Standards
No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS. Certain estimates and judgments were required to develop the fair value amounts, which are not necessarily indicative of the amounts that would be realized upon disposition, nor do they indicate the Company's intent or ability to dispose of such instruments.

        CASH AND CASH EQUIVALENTS: The estimated fair value of cash and cash equivalents approximates carrying value.

        OTHER ASSETS: Included in other assets are certain long- term investments, amounting to $3.6 million, which are carried on a cost basis. The estimated fair values of these investments is $4.0 million, based on quoted market prices for publicly traded companies and other valuation techniques for other investments.

        SHORT-TERM AND LONG-TERM DEBT: The fair value of the Company's short-term borrowings, which primarily consists of bank borrowings, approximates its carrying value. The estimated fair value of long-term debt, including the current portion, is approximately $89 million, compared with a carrying value of $107 million, based on discounted cash flows for fixed rate borrowings, with the fair value of floating rate borrowings considered to approximate carrying value.

19. SEGMENT INFORMATION

        The Company will be engaged primarily in purchasing, processing and selling leaf tobacco after the pending sale of its wool operations is completed. Its activities other than these are minimal. Geographic information is determined by the areas in which the companies conducting these activities are registered. Generally, sales between segments are made at prevailing market prices.

                                               YEAR ENDED MARCH 31
IN THOUSANDS                     1995           1994          1993

GEOGRAPHIC AREAS
Sales
 United States               $277,871      $ 288,914     $ 324,176
   Europe                     482,622        407,985       625,416
   Other areas                 55,896         44,143        80,251
   Intersegment
    eliminations              (42,936)       (45,448)     (142,397)
                             $773,453*     $ 695,594*    $ 887,446*

Operating income net
 of interest
   United States             $  2,726      $   3,789     $   9,658
   Europe                     (18,307)       (29,890)       24,116
   Other areas                 18,195            986         4,569
   Corporate expenses          (2,637)        (3,768)       (2,611)
Income (loss) before
 taxes                       $    (23)     $ (28,883)    $  35,732

Assets
   United States             $140,489      $ 178,110     $ 240,586
   Europe                     345,708        427,441       430,436
   Other areas                 48,324         31,850        33,437
   Investment in affiliates    11,844         13,147        17,263
   Corporate assets             6,035          7,958         5,963
   Discontinued wool
    operations (net
    in 1995)                   56,027        232,265       198,682
                             $608,427     $  890,771     $ 926,367

U.S. Exports
   Europe                    $ 69,348     $   79,105     $  94,047
   Far East                    80,474         92,407        79,951
   Other areas                 12,369          1,775        13,396
                             $162,191     $  173,287     $ 187,394

                                               YEAR ENDED MARCH 31
IN THOUSANDS                     1995           1994          1993

BUSINESS SEGMENTS
Sales
   Tobacco                   $755,971     $  671,495     $ 871,364
   Other businesses            17,482         24,099        16,082
                             $773,453*    $  695,594*    $ 887,446*

Operating income net
 of interest
   Tobacco                   $  2,759     $  (26,699)    $  37,316
   Other businesses              (145)         1,584         1,027
   Corporate expenses          (2,637)        (3,768)       (2,611)
Income (loss) before
 taxes                       $    (23)    $  (28,883)    $  35,732

Interest expense
 included above
   Tobacco                   $ 35,207     $   29,487     $  30,466
   Other businesses               384            448           256
                             $ 35,591     $   29,935     $  30,722

Depreciation and
 amortization expense
   Tobacco                   $ 10,524     $    9,398     $   9,630
   Other businesses               170            158           514
                             $ 10,694     $    9,556     $  10,144

Equity in earnings
   of affiliates

   Tobacco                   $ (4,489)    $   (3,514)    $    (361)
   Other businesses              (170)            42            91
                             $ (4,659)    $   (3,472)    $    (270)


   Tobacco                   $522,000     $  618,367     $ 688,309
   Other businesses            12,521         19,034        16,150
   Investments
     in affiliates
     - Tobacco                 10,787         12,125        16,330
     - Other                    1,057          1,022           933
   Corporate assets             6,035          7,958         5,963
   Discontinued wool
     operations
     (1995 net)                56,027        232,265       198,682
                             $608,427     $  890,771     $ 926,367

Capital expenditures
    Tobacco                  $ 11,177     $  21,981      $  17,484
    Other businesses              118           580            191
                             $ 11,295     $  22,561      $  17,675


* Includes sales in excess of 10% of total sales to two customers in 1995 and 1994, and to another customer in 1993.


INDEPENDENT
AUDITORS' REPORT

        To The Board of Directors and Shareholders of Standard
Commercial Corporation.

        We have audited the accompanying consolidated balance sheets of Standard Commercial Corporation as of March 31, 1995 and 1994 and the related consolidated statements of income and retained earnings and of cash flows for each of the three years in the period ended March 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 1995 and 1994 and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1995 in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE, LLP
DELOITTE & TOUCHE, LLP
Raleigh, North Carolina
June 29, 1995

COMPANY REPORT ON FINANCIAL
STATEMENTS

         Standard Commercial Corporation is responsible for the preparation of the financial statements, related financial data and other information in this annual report. The financial statements are prepared in accordance with generally accepted accounting principles and include amounts based on estimates and judgment where appropriate.

         In meeting its responsibility for both the integrity and fairness of these statements and information, the Company depends on the accounting system and related internal controls that are designed to provide reasonable assurance that transactions are authorized and recorded in accordance with established procedures, that assets are safeguarded and that proper and reliable records are maintained.

        The concept of reasonable assurance is based on the recognition that the cost of an internal control system should not exceed the related benefits. Because of inherent limitations in any system of controls, there can be no absolute assurance that errors or irregularities will not occur. Nevertheless, we believe that our internal controls provide reasonable assurance as to the integrity and reliability of our financial records.

        As an integral part of the internal control system, the Company maintains a professional staff of internal auditors who monitor compliance with and assess the effectiveness of the internal controls and recommend improvements thereto. The Audit Committee of the Board of Directors, composed solely of independent directors, meets quarterly with the Company's management and internal auditors, and at least annually with its independent auditors, to review matters relating to financial reporting, internal controls and the extent and results of the audit effort. The internal auditors and independent auditors have direct access to the Audit Committee with or without management present.

        The financial statements have been examined by Deloitte & Touche, LLP, independent auditors, who render an independent professional report on the Company's financial statements. Their appointment was recommended by the Audit Committee, approved by the Board of Directors and ratified by the shareholders. Their report on the financial statements is based on auditing procedures which include reviewing internal control and performing selected tests of transactions and records as they deem appropriate. These auditing procedures are designed to provide reasonable assurance that the financial statements are fairly presented in all material respects.

SELECTED FINANCIAL DATA


                                                                                                        YEAR ENDED MARCH 31
IN THOUSANDS, EXCEPT SHARE DATA                  1995          1994          1993          1992          1991          1990
Sales                                       $ 773,453     $ 695,594     $ 887,446     $ 839,546     $ 694,191     $ 423.114
Income taxes                                   13,601         2,822        11,083         9,259         7,935         4,212
Income (loss) from continuing operations      (27,917)      (38,864)       22,016        20,027        16,983         6,966
Income (loss) from discontinued operations     (2,627)        3,055        (1,049)        2,165        (7,041)      (11,849)
Extraordinary items                                 -             -           209            59       (19,592)            -
Cumulative effect of accounting changes             -            23             -             -             -             -
Net income (loss)                             (30,544)      (35,786)       21,176        22,251        (9,650)       (4,883)
Current assets                                456,414       710,464       759,802       590,832       469,077       444,586
Total assets                                  608,427       890,771       926,367       723,819       581,979       541,470
Current liabilities                           383,542       639,980       592,507       445,183       394,723       336,084
Long-term debt                                 95,927        98,169       128,762       100,896        30,902        36,906
Average number of shares outstanding        8,618,505     8,552,813     8,447,564     8,245,501     8,233,048     8,217,786
Per share
 Earnings (loss) from continuing operations $   (3.30)    $   (4.60)    $    2.56     $    2.43     $    2.02     $    0.85
 Income (loss) from discontinued operations     (0.30)         0.36         (0.12)         0.26         (0.86)        (1.44)
 Extraordinary items                                -             -          0.02          0.01         (2.33)            -
 Net earnings (loss)                            (3.60)        (4.24)         2.46          2.70         (1.17)        (0.59)
 Dividends paid                                  0.20          0.50          0.54          0.52          0.52          0.51
 Book value at year end                          8.34         11.98         17.74         16.12         14.20         16.14
Market price at year end                       13 3/8        15 5/8        26 1/4        29 3/8        13 5/8        11 1/4

QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly results, dividends and stock prices for the years ended March 31, 1995 and 1994 follow:

IN THOUSAND, EXCEPT SHARE DATA                       June 30      Sept 30       Dec 31     March 31         Year

1995  Sales
      Gross profit                                  $153,344     $142,174     $200,483     $277,452     $773,453
      Income (loss) from continuing operations         9,872        9,943       15,710       16,986       52,511
      Income (loss) from discontinued operations      (2,369)      (4,085)      (2,442)     (19,021)     (27,917)
      Net income (loss)                                1,198            8        2,738       (6,571)      (2,627)
      Earnings (loss) per share                       (1,171)      (4,077)         296      (25,592)     (30,544)
        Primary - from continuing operations           (0.29)       (0.49)       (0.30)       (2.20)       (3.30)
                - from discontinued operations          0.14            -         0.32        (0.75)       (0.30)
                - net                                  (0.15)       (0.49)        0.02        (2.95)       (3.60)
        Fully diluted                                      *            *            *            *            *
      Dividends paid per share                          0.10         0.10            -            -         0.20
      Market price - high                             18 7/8       16 1/8       15 7/8       15 1/8       18 7/8
                   - low                              14 3/4       13 1/8       11 1/8       12 1/8       12 1/8

1994  Sales                                         $153,350     $165,016     $154,314     $222,914     $695,594
      Gross profit                                    (5,924)      12,078       15,413        6,805       28,372
      Income (loss) from continuing operations       (19,149)        (906)      (1,534)     (17,275)     (38,864)
      Income (loss) from discontinued operations        (816)         383        1,753        1,735        3,055
      Net income (loss)                              (19,942)        (523)         219      (15,540)     (35,786)
      Earnings (loss) per share
        Primary - from continuing operations           (2.26)       (0.12)       (0.19)       (2.03)       (4.60)
                - from discontinued operations         (0.10)        0.05         0.20         0.20         0.36
                - net                                  (2.36)       (0.07)        0.01        (1.83)       (4.24)
        Fully diluted                                      *            *            *            *            *
      Dividends paid per share                          0.15         0.15         0.10         0.10         0.50
      Market price - high                                 27       19 7/8           17       18 1/2           27
                   - low                              17 1/4           13       14 3/8           14           13


* Not applicable because fully diluted calculations include adjustments which are antidilutive.

     Standard's common stock is traded on the New York Stock Exchange under the symbol STW. Market prices shown above are the high and low prices as reported by the NYSE. At June 12, 1995 there were 705 shareholders of record.

     It is the policy of the Company to pay quarterly cash dividends on its common stock as business conditions permit. However, to conserve cash, one percent stock dividends were distributed in lieu of cash for the quarters ended December 31, 1994 and March 31, 1995. One percent stock dividends also have been declared for the quarter ended June 30 and September 30, 1995. At this time it is uncertain when cash dividends will be resumed.

     Prior periods have been restated to conform with the current period presentation of the discontinued wool operation.

CORPORATE DIRECTORS AND OFFICERS

CORPORATE DIRECTORS

Ery W. Kehaya, CHAIRMAN OF THE BOARD
Marvin W. Coghill, (1)(4) CHAIRMAN
  - TOBACCO DIVISION
J. Alec G. Murray, (1)(4) PRESIDENT AND
  CHIEF EXECUTIVE OFFICER
William A. Ziegler, (2)(3)(4) FORMERLY PARTNER AND
  PRESENTLY CONSULTANT SULLIVAN & CROMWELL,
  ATTORNEYS
Henry R. Grunzke, COMMERCIAL DIRECTOR
  - WOOL DIVISION
William S. Barrack, Jr., (2)(3) RETIRED SENIOR VICE
  PRESIDENT - TEXACO INC. AND DIRECTOR CALTEX
  PETROLEUM CORPORATION
Thomas M Evins, Jr. REGIONAL MANAGER -
       NORTH AND CENTRAL AMERICA TOBACCO OPERATIONS
Charles H. Mullen, (2)(3) RETIRED CHAIRMAN AND CHIEF
  EXECUTIVE OFFICER - THE AMERICAN TOBACCO
  COMPANY
Daniel M. Sullivan, (2)(3) FOUNDER AND RETIRED FORMER
      CHIEF EXECUTIVE OFFICER - FROST & SULLIVAN INC.


(1) Denotes member of Executive Committee

(2) Denotes member of Audit Committee

(3) Denotes member of Compensation Committee

(4) Denotes member of Nominating Committee

CORPORATE OFFICERS

J. Alec G. Murray, PRESIDENT AND
  CHIEF EXECUTIVE OFFICER
Robert E. Harrison, SENIOR VICE PRESIDENT AND
  CHIEF FINANCIAL OFFICER (EFFECTIVE JULY 1995)
Guy M. Ross, VICE PRESIDENT AND SECRETARY
Ery W. Kehaya II, VICE PRESIDENT
Mark W. Kehaya, VICE PRESIDENT
Krishnamurthy Rangarajan, VICE PRESIDENT
Keith H. Merrick, TREASURER AND
  ASSISTANT SECRETARY
Hampton R. Poole, Jr., CONTROLLER AND
  ASSISTANT TREASURER
TOBACCO DIVISION MANAGEMENT
Marvin W. Coghill, (1) CHAIRMAN AND CHIEF EXECUTIVE
Ery W. Kehaya II, (1) OPERATIONS DIRECTOR
Alfred R. Rehm, (1) SALES DIRECTOR
David L. Williams, (1) ACTING FINANCIAL DIRECTOR
Thomas M. Evins, Jr., REGIONAL MANAGER - NORTH AND
  CENTRAL AMERICA
Simon J.P. Green, EUROPEAN SALES MANAGER
Edward A. Majeski, REGIONAL MANAGER - SOUTH AMERICA
Duncan B. Meech, REGIONAL MANAGER - FAR EAST
Jophn H. Saunders, REGIONAL MANAGER - AFRICA
Constantin J.W. Von Esebeck, REGIONAL MANAGER
- - EUROPE

(1) Denotes member of Executive Committee


PRINCIPAL TRADING COMPANIES


* Standard Commercial Tobacco Co Inc
    WILSON, NORTH CAROLINA
* W A Adams Company, WILSON, NORTH CAROLINA
* CRES Tobacco Company Inc, KING, NORTH CAROLINA
* Adams International Ltd, BANGKOK, THAILAND
* Exelka SA, SALONICA, GREECE
* Siam Tobacco Export Corporation Limited
    CHIENGMAI, THAILAND
* Spierer Freres & Cie SA, GENEVA, SWITZERLAND
* Spierer Tutun Ihracat Sanayi Ticaret AS
    IZMIR, TURKEY
* Stancom Tobacco Company (Malawi) Limited
    LILONGWE, MALAWI
* Stancom Tobacco (Private) Limited
    HARARE, ZIMBABWE
* Standard Commercial Tobacco Co of
       Canada Ltd, TILLSONBURG, ONTARIO, CANADA
* Standard Commercial Tobacco Company
       (UK) Ltd, GODALMING, SURREY, ENGLAND
* Tobacco Processors Lilongwe Ltd
    LILONGWE, MALAWI
* Tobacco Processors (Malawi) Ltd,
    LIMBE, MALAWI
* Transcatab SpA, CASERTA, ITALY
* Trans-Continental Leaf Tobacco Corporation
    VADUZ, LIECHTENSTEIN
* Transhellenic Tobacco SA, SALONICA, GREECE
* Werkhof GmbH, HAMBURG, GERMANY
* World Wide Tobacco Espana, BENAVENTE, SPAIN

INVESTOR INFORMATION

SHAREHOLDERS
Inquiries and information requests should be directed to:
Corporate Secretary
Standard Commercial Corporation
P.O. Box 450
Wilson NC 27894-0450
Contact: Guy M. Ross
Telephone: 919-291-5507
Fax: 919-237-1109

DIVIDEND POLICY
It is the policy of the Company to pay quarterly cash dividends on its common stock as business conditions permit. However, to conserve cash, one per cent stock dividends have been distributed in lieu of cash for several quarters. At this time it is uncertain when cash dividends will be resumed.

   Dividends are paid near the middle of June, September, December and March to shareholders of record at the beginning of the month in which paid.

DIVIDEND REINVESTMENT PLAN
Shareholders may acquire additional shares of common stock through automatic reinvestment of cash dividends and/or optional cash investments without payment of brokerage commissions or service fees.

   For information about dividend reinvestment or optional cash investments, write to the Corporate Secretary or Dividend Disbursing Agent.

COMMON STOCK TRANSFER AGENT AND REGISTRAR, AND DIVIDEND DISBURSING AGENT
Listed: NYSE   Symbol: STW
First Union National Bank
Shareholder Services Group
230 S. Tryon Street, 10th Floor
Charlotte NC 28288-1154
Contact: Frances S. Beam
Telephone: 	704-383-0112 or
                1-800-829-8432
Fax: 704-374-6114

TRUSTEE FOR CONVERTIBLE SUBORDINATED DEBENTURES
Listed: NYSE   Symbol: STW H
First Union National Bank
Bond Administration Department
230 S. Tryon Street, 8th Floor
Charlotte NC 28288-1179
Contact: Ted Wiener
Telephone: 704-374-2075
Fax: 704-383-7316

STANDARD COMMERCIAL CORPORATION
Mailing Address
P.O. Box 450
Wilson NC 27894-0450
Street address
2201 Miller Road
Wilson NC 27893
Telephone: 919-291-5507
Fax: 919-237-1109
Telex: 802840 (STANCOM WISN)
Cable: STANDARDCOM WILSON

1995 ANNUAL MEETING
August 8, 1995, 12 noon
Wilson Country Club
West Nash Road
Wilson, North Carolina

10-K REPORT
A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available without charge to shareholders upon written request to the Corporate Secretary.

INDEPENDENT AUDITORS
Deloitte & Touche, LLP
150 Fayetteville Street Mall
P.O. Box 2778
Raleigh NC 27602

GENERAL COUNSEL
Rosenman & Colin
575 Madison Avenue
New York NY 10022-2585
Contact: William M. Kaplan
Telephone: 212-940-8810
Fax: 212-940-8776

STANDARD COMMERCIAL (UK)
Standard House, Weyside Park,
Godalming, Surrey GU7 1XE
England
Telephone: 011-44-1483-860171
Fax: 011-44-1483-860176
Telex: 858369 SCTCUK G