Form 10-K, Exhibit 13
period 1996-03-31
STANDARD COMMERCIAL CORP
filed 1996-06-28
CIK 93319

[LOGO]

                        Standard Commercial Corporation


                               1996 Annual Report

                     BUSINESS DESCRIPTION, STRATEGY AND GOALS

        The Company is principally engaged in two international, service-related businesses: purchasing, value-added processing and selling leaf tobacco and wool.
        Standard Commercial was founded in 1910 by the father of our present chairman. The Company is headquartered in Wilson, North Carolina.
        The Company is focusing on the following strategic initiatives:
          *  risk management,
          *  increasing return on assets,
          *  increasing market share, and
          *  improving management information systems.

        The Company's goal is to improve the financial performance of its tobacco and wool businesses while minimizing risk and maximizing financial flexibility.

        The Company has successfully reduced uncommitted tobacco inventory and has put controls in place to limit the build up of inventory. In addition, the Company is focusing on increasing its market share in areas and with customers of strategic importance.

        Also, the Company is aggressively restructuring its wool operations and management structure.

        Overall the Company continues to examine all aspects of its business with the objective of increasing the value of its shareholders' investment while fulfilling its responsibility to its employees, customers and suppliers.

FINANCIAL HIGHLIGHTS


FINANCIAL HIGHLIGHTS
DOLLAR AMOUNTS IN THOUSANDS EXCEPT SHARE INFORMATION

For years ended March 31                                           1996           1995*           1994*
Sales                                                           $1,359,450     $1,213,565      $1,042,014
Income (loss) from continuing operations                            (9,442)       (20,494 )       (36,498 )
Income (loss) from discontinued operations                          10,050        (10,050 )           689
Net income (loss)                                                      608        (30,544 )       (35,786 )

Earnings (loss) per share
  Primary - from continuing operations                              $(1.11)        $(2.43 )        $(4.32 )
            - from discontinued operations                            1.12          (1.17 )          0.08
            - net                                                     0.01          (3.60 )         (4.24 )
  Fully diluted                                                         **             **              **

Income (loss) as a percentage of sales
  From continuing operations                                        (0.69%)        (1.69% )        (3.50% )
  Net                                                                0.04%         (2.52% )        (3.43% )

 *Restated to include wool business as a continuing operation.
**Not applicable because fully diluted calculations include antidilutive adjustments.

At year-end

Working capital                           $55,798       $53,187       $70,484
Working capital ratio                   1.10:1.00     1.09:1.00     1.11:1.00
Book value per share                        $8.78         $9.69        $11.98
Market price per share                          9        13 3/8        15 5/8
Shares outstanding                      9,133,614     8,766,811     8,567,141


CONTENTS

Business Description, Strategy and Goals..............  IFC
Financial Highlights..................................    1
Letter to Shareholders................................    2
Tobacco Business......................................    4
Wool Business.........................................    6
Management's Discussion and Analysis of Results of
  Operations and Financial Condition..................    7
Consolidated Financial Statements.....................   11
Notes to Consolidated Financial Statements............   14
Independent Auditors' Report..........................   22
Company Report on Financial Statements................   22
Selected Financial Data...............................   23
Quarterly Financial Data..............................   23
Corporate Directors and Officers,
  Division Management and
  Principal Trading Companies.........................   24
Investor Information..................................  IBC

LETTER TO SHAREHOLDERS

DEAR FELLOW INVESTOR

     The improvement in world market conditions for leaf tobacco, already evident in the latter part of fiscal 1995, continued throughout fiscal 1996. The tobacco surpluses, which created such difficult conditions for the industry in 1993 and 1994, have all but disappeared and we now face a period of strong demand with worldwide inventories substantially reduced. For our Company this meant higher unit sales prices, a recovery in margins, and improved inventory turnover. In fiscal 1996, all sectors of our Tobacco Division recorded improved operating results with total tobacco sales at $925.5 million, up 22.4% on the previous year, and income from operations (before interest) at $70.8 million, up 86.4%. Furthermore, uncommitted tobacco inventories were reduced from $60.8 million at March 31, 1995 to $31.5 million at March 31, 1996, a total which is at the low end of our target range.

     In marked contrast to tobacco, market conditions for the wool business deteriorated sharply during fiscal 1996 before showing some signs of recovery. Demand weakened and wool prices fell an average of 20% at the low point during the year. Towards the end of fiscal 1996 demand picked up and, also as a result of our restructuring initiatives, the Wool Division recorded an overall profit in the final quarter. Total wool sales of $425.7 million were 3.3% lower than the previous year, and operating profit (before interest and restructuring charges) of $2.1 million was significantly less than the record $20.5 million reported the previous year.

     Last year we announced a decision to sell the wool business, but because of difficulty in obtaining certain regulatory approvals, the sale did not take place. We have responded by restructuring the Wool Division under a new management team. The new management has undertaken a number of strategic initiatives which are explained more fully in the Wool Business section of this report. These initiatives are already taking effect, and although market conditions remain extremely fragile, we expect a return to profitability of the Wool Division for 1997. To allow for the effect of these changes, the Company took a restructuring provision of $12.5 million ($11 million after tax) in fiscal 1996.

     Except for the building supply company in Wilson, North Carolina, the Company has now closed down or disposed of all its "other businesses." The Company's policy is to continue to concentrate its energies on its two main businesses.

     During the year we completed the move of key corporate functions from Europe to the Company's headquarters in Wilson, where our new Chief Financial Officer is based. The restructured Tobacco Division Management, also based in Wilson, has continued the process of developing and improving techniques for strategic planning, financial reporting, risk management and controls over the procurement of tobacco.

     The three-year financing facility for our United States tobacco business entered into last year has served us well, and the facility for our international tobacco operations has recently been renewed for a further two years. These facilities, together with local bank lines around the world, are expected to be sufficient for our short-term financing needs for both tobacco and wool.

     Following a year in which our U.S. tobacco subsidiary completed its best year ever and processed a record high volume of tobacco, the prospects for the tobacco business in fiscal 1997 are bright. The market in Brazil and the recently opened markets in Zimbabwe and Malawi have all been buoyant with strong demand for some grades of leaf tobacco and escalating prices. Worldwide consumption continues to increase by between 1% and 2%, while demand for American and Western style cigarettes continues to grow at a 4% to 5% rate, particularly in those countries of the former Soviet Union and the markets of the Far East. It is in these markets that the major manufacturers are continuing to expand and experiencing good volume growth. We are strategically positioning ourselves to be better able to meet these demands. Strategic alliances with major international cigarette manufacturers are an important element to future growth, and we continue to develop such alliances. Market conditions generally and the changes that we have made internally, particularly the reductions in uncommitted inventory, lead us to be optimistic for our tobacco business.

     Near-term prospects for our wool business are more subdued. There is still a large stockpile of wool in the hands of Wool International (the successor to the Australian Wool Board). Wool International is required by law to dispose of a fixed quantity of wool each month until June 1997. So long as these stocks remain, wool prices will be relatively soft, despite the considerable reduction in production achieved over the past few years. The drop in volumes has also created a surplus of processing capacity, particularly for the production of wool tops in Europe, and until production capacity is further reduced, processing tariffs will remain under pressure. We are fortunate that our requirements for processing exceed our factory capacity. While we expect the Wool Division to return to profitability in 1997, until retail apparel demand in Europe recovers, we do not anticipate a return to historic profit levels.

     Robert E. Harrison, who joined the Company in July 1995 as Chief Financial Officer, joined the Board of Directors in December 1995. Mr. Harrison has already stamped his mark on the financial affairs of the Company and we welcome him on the Board.

     Our shareholders have had to exercise patience during the past three years. We see brighter prospects ahead and although it is our policy to renew cash dividends as soon as business conditions allow, we need to ensure that we have a stable capital base, liquidity is preserved and debt reduced before dividends are resumed.

     Employees in our Tobacco Division have seen market conditions improve, and at the same time have had to take on a considerable additional workload as we develop and implement new operating and management information systems. Our thanks are due to them all, for without their cooperation and participation the progress made would not have been possible. Our wool employees have had their loyalty tested to the limit. The decision to sell the Wool Division was a disappointment to most and added an enormous burden of extra work connected with the sales negotiations and due diligence review at a time when market conditions were deteriorating. All are now dedicated to making the changes necessary to re-establish profitability and our special thanks are due to them.

Sincerely,

/s/ J. ALEC G. MURRAY
    J. Alec G. Murray
President and Chief Executive Officer

TOBACCO BUSINESS

GENERAL

     Fiscal 1996 was a turnaround year for the Company's tobacco business. This became apparent as strong results were achieved in both the third and fourth quarters. Standard is the world's third largest publicly traded leaf tobacco dealer.

     The Company's role as a leading tobacco dealer is strengthened by its diverse customer base and broad, balanced sources of supply as shown in the following charts.

                   Fiscal 1996 Sales and Purchases in Dollars

                                   [2 GRAPHS]

             Sales by Destination                          Purchases by Origin

Other             4%                        Other                   1%
Africa            4%                        Far East                9%
Far East         17%                        Central & South
United States    24%                           America             17%
Europe           51%                        Africa                 20%
                                            Europe                 24%
                                            United States          29%

     In fiscal 1996 the Company benefited from its broad customer base and a continuing tightening of the worldwide supply situation which resulted in an increase in tobacco prices. Through its strong multinational buying and sales network, Standard was able to increase its market share and to achieve record sales, up 22.4%, and volume, up 10.4%, over the prior year. Given the current trends in the international leaf market, the Company expects these favorable market conditions to continue in fiscal 1997.

     During the year, the Company achieved several goals set in fiscal 1995. The Company substantially reduced its uncommitted tobacco inventories to the low end of its target range. As a result, total tobacco inventories declined even though prices increased. As part of its inventory strategy, the Company is focusing its uncommitted inventories on core origins in Africa and the Far East. Further, as part of its strategy to increase return on assets, the Company has continued to reduce nonessential assets and has identified further assets to be sold during fiscal 1997.

     Also, in fiscal 1996 the Company began installing its award-winning Tobacco Leaf System in Malawi and Zimbabwe. In addition, substantial progress has been made on completing the integration of its sales and sales-support and service systems. The integration of these systems together with a new budgeting system will allow the Company to further enhance and streamline its management information systems and respond more quickly to emerging trends. In addition, the new systems will provide for greater control, management accountability and risk management. During fiscal 1997 the Company plans to complete the installation of its Tobacco Leaf System in Africa and to begin deployment of the system in its European operations.

REGIONAL PERFORMANCE

     IN THE UNITED STATES, increases in domestic demand more than offset lower processing for the stabilization pools so that a record volume was achieved. Standard increased its market share to 11.4% of flue cured and 11.2% of burley sales. The CRES facility will complete its second year of operations in July of 1996 with stable volumes. The Company is expecting fiscal 1997 to be another strong year for its US operations.

     IN AFRICA, Malawi continued its strong performance and achieved continued volume growth. New storages have been constructed to handle increased business and the factory management has been strengthened. In Zimbabwe the Company also achieved volume growth in 1995; however, margins for this area were depressed. In fiscal 1997 the Company is focusing on improving its operating efficiencies in order to improve the performance of the area. The Company is continuing to expand in certain secondary markets in Africa such as Tanzania, Kenya and Zaire.

     IN CENTRAL & SOUTH AMERICA, currency revaluation and continued strong demand resulted in price increases for Brazilian tobacco for the third straight year. The strength of the Brazilian currency and the fact that Brazilian tobacco could lose its preferential duty status in Europe could combine with other factors to favor Zimbabwe and perhaps even US growths, reversing a trend over the last several years. The Company believes that it is well positioned if this trend develops. In Argentina, the Company has just completed a new long-term processing arrangement which should enhance its position over the longer term. Demand for Honduran tobacco has strengthened.

     IN EUROPE, the Company benefited from record processing volumes of oriental leaf at its plant in Turkey. The high volumes resulted largely from a purchase of old crop tobacco from the local monopoly. While this purchase is not expected to be repeated, the Company is experiencing continued growth of current crop tobacco in all regions. In Greece, the Company had a very strong year and was able to substantially reduce uncommitted tobacco of this origin. Italy has been a problem area for the Company over the last three years. As a result, the Company conducted an intensive feasibility study of this area and over the last year a new management team has been put in place. Significant improvements have been made to position this area for profitable operation in the future. Spain, which in the past has been a drain on the Company's resources, has turned around and is expected to make a positive contribution in the current year.

     IN THE FAR EAST, Standard continued to improve its operating results despite a short crop in China which lowered the return from this area. The Company has entered into two new arrangements in China to increase oriental production, and expects strong results from this area in fiscal 1997. Thailand is continuing to improve its performance. India had excellent results in fiscal 1996 and the Company is expecting strong performance for this area again this year.

THE FUTURE

     During fiscal 1996, the Tobacco Division developed a comprehensive, three-year strategic plan to enable it to better meet its customers' needs and grow its market share. The main objectives of this plan include:

 . establishing a stable earnings base in key markets, . optimizing asset utilization,
 . improving gross margins,
 . focusing growth and investment in low-production-cost countries, . focusing on and developing strategic alliances with key customers and . continuing a focused inventory strategy.

     With many of our customers achieving double-digit volume growth, driven by international expansion, the future for Standard's tobacco business is bright.

WOOL BUSINESS

      Following the lapse of an agreement to sell the Wool Division in December 1995, a new management team was installed to steer the wool business back onto a profitable course. More stable markets and aggressive action by the new team resulted in a small profit in the 1996 fourth quarter.

      Also, the new team has undertaken an in-depth strategic analysis of ways to deleverage the Wool Division and to identify methods offering the best potential for future business and profit growth. Steps taken include:

 . closing a loss-making scouring mill in Argentina, . reorganizing the management for Eastern and Western Australia into a single team,
 . combining two European topmaking units under the same management team, . installing new management in France, and . restructuring the Wool Division under a single holding company.


                                   [2 GRAPHS]

    The Company's wool purchases are spread among the world's major exporting areas and, although sales are concentrated in Europe, no single customer accounted for more than 1% of total sales.

                   Fiscal 1996 Purchases and Sales in Dollars


               Purchases by Origin                        Sales by Destination

Australia               59%                     Europe              62%
New Zealand             13%                     Far East            26%
Europe                   9%                     United States        8%
South America            9%                     Africa & Others      4%
South Africa             7%
Far East & Others        3%


     Better asset management is expected to enable the Wool Division to be more self-sufficient in its financing, and implementation of restructuring plans will enable it to achieve more cost-effective operations.

     Following a steady climb in market conditions the previous year, various factors contributed to depressed wool prices and reduced confidence in fiscal 1996. The lowering of stock levels in the supply chain, drop in European apparel sales, dumping by some nontraditional supply countries and tighter controls on imports by China were major causes of a one-third drop in the Australian wool price indicator during fiscal 1996. Sales of merino wool for the apparel industry were affected most drastically. Cross-bred sales for the woolen segment of the business were also impacted, but carpet wool sales held up well considering the overall market.

     Notwithstanding these adverse conditions, and the distraction of negotiations to sell the wool business throughout most of fiscal 1996, wool management was able to maintain steady production levels in all its processing units without an excessive build up of processed wool.

     Standard Wool is one of the world's largest wool processing groups, handling wool from the major producing areas of Australia, New Zealand, South Africa, South America and Europe, with combing mills in Chile and France, and scouring mills in Australia, New Zealand, South Africa and the United Kingdom. The Company operates a small Netherlands-based company handling specialty fibres.

     The Company believes that wool prices will slowly rise over the next few years. Estimated 1995/96 worldwide wool production is below current consumption levels, but fixed-schedule sales from the Australian stockpile fill the gap to balance supply and demand. The Australian stockpile has been reduced from 4.7 million bales in 1991 to 2.3 million bales currently.

     Through staff commitment, effective communication, improved controls and use of modern data processing and testing equipment, Standard Wool is committed to building on its position as a competitive, reliable, preferred-quality supplier to its customers. It is also committed to helping the Company produce a better return on shareholders' investment.

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

RESULTS OF OPERATIONS
FISCAL 1996 COMPARED TO FISCAL 1995

     Sales for 1996 of $1.36 billion were up 12.0% from $1.21 billion in fiscal 1995 which has been restated to include the wool business as a continuing operation. Led by strong demand in the United States, Africa, Greece and Turkey, tobacco sales of $925.5 million in 1996 were up 22.4% from $756.0. million in 1995 due to increased volume, up 5.8%, and higher prices and a change in the mix of sales. Nontobacco sales were down 5.2% primarily as a result of lower wool sales attributable to difficult trading conditions.

     Tobacco sales in the United States achieved record volumes despite lower processing for stabilization pools. Gains in Turkey resulted largely from sales of old crop tobacco purchased from the local monopoly which are not expected to be repeated; however, the Company is experiencing continued growth of current crop tobacco sales in all regions. Increased demand in Greece combined with timing of shipments led to a substantial increase in sales. Volume growth continued in Malawi and Zimbabwe and the Company is continuing to expand in certain secondary markets in Africa. In the wool business, various factors contributed to depressed prices. The lowering of inventory levels in the supply chain, a drop in European apparel sales, and tighter controls on imports in China were major factors in the

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)

33% year-to-year drop in the Australian market price indicator. Sales of merino wool for the apparel industry were affected most drastically. The Company believes that wool prices will slowly rise over the next few years as the Australian stockpile is worked down and retail sales in Europe pick up.

     Gross profit increased by $9.0 million due to the sales increases and improvements in operating costs partially offset by higher interest costs. Other income was lower versus 1995 as the prior year included gains on disposals of assets in Korea. As discussed in the third quarter results, a pretax restructuring charge of $12.5 million was provided for the nontobacco business. This charge covered the write off of certain assets and reorganization of the wool business which will result in greater efficiencies and position that segment to move forward as wool trading conditions stabilize.

     Income taxes in 1996 totaled $ 6.8 million compared to $16.4 million in 1995. Income taxes in 1995 included a provision of $1.8 million for an assessment under appeal and a nonrecurring charge of $1.6 million on dividends remitted by a foreign subsidiary that cannot be offset by foreign tax credits. In both years, tax provisions were required for certain jurisdictions where profits were earned despite overall pretax losses. Tax charges or credits vary as a percentage of pretax income or loss due to differences in tax rates and relief available in areas where profits are earned or losses are incurred.

     The portion of income attributable to minority interests of $9.6 million in 1995 includes the gain on sale of property in Korea discussed above. The Company's share of losses in affiliates decreased to $69,000 in 1996 from $4.5 million in 1995 largely because the prior year included losses by our Italian affiliate which became a consolidated subsidiary in 1996.

     Income from discontinued operations reflects the provision made last year for a loss on the disposal of the wool business. As the sales agreement lapsed, due to the difficulty in obtaining regulatory approvals, the provision has been reversed this year and overall net income in 1996 was $608,000, or $ 0.01 per share, compared to a net loss of $30.5 million, or $3.60 per share, in 1995.

     The outlook for our tobacco business is continuing to improve and a more stable wool market expected in fiscal 1997, together with restructuring initiatives are expected to result in better overall performance for the Company.

FISCAL 1995 COMPARED TO FISCAL 1994

     Sales for 1995 of $1.21 billion were up 16.5% from $1.04 billion in fiscal 1994. Tobacco sales of $756.0 million in 1995 were up 12.6% from $671.5 million in 1994. Nontobacco sales in 1995 were up 23.4% to $457 million from $371 million.

     Tobacco represented 62.3% of total sales in 1995 and 64.4% in 1994. The increase in tobacco sales resulted from a 17.8% increase in volume, partly offset by a 4.8% decrease in unit prices. Lower prices reflected the lagging effect of the worldwide surplus that began in 1993 and only began to be corrected in fiscal 1995. Sales volume increased throughout 1995 compared to depressed levels in 1994.

     Wool sales increased by 27.0% as the result of a 2.5% increase in volume, higher prices and changes in the sales mix.

     The tobacco business showed an operating profit of $2.7 million (after interest expense of $35.2 million) in 1995, including provisions against receivables from an Italian affiliate of $6.5 million, redundancy and debt restructuring costs of $2.5 million, provision against receivables of $2.8 million and profit on sale of properties of $13.5 million, versus an operating loss of $26.7 million (including interest expenses of $29.5 million) in 1994.

     Nontobacco businesses operating profits increased from $7.1 million (after interest expense of $7.1 million) in 1994 to $10.9 million (after interest expense of $9.7 million) in 1995.

     Selling, general and administrative expenses increased from $78.8 million in 1994 to $80.5 million in 1995 an increase of just over 2%. Significant items included in 1995 SG&A totaled $11.8 million, as described above, versus $6.8 million identified in 1994.

     Other income increased to $9.0 million in 1995 versus $3.6 million in the previous year. The 1995 income included $13.5 million pretax gain on sale of properties which netted $1.6 million after income taxes ($4.9 million), and minority interest ($7.0 million). A pretax gain of $3.2 million in 1994 on sale of land and buildings netted $1.6 million after income taxes and minority interests ($1.6 million).

     After corporate expenses of $3.6 million in 1995 (1994 - $4.9 million) the Company showed a pretax profit of $9.9 million against a loss of $24.4 million in 1994.

     Income taxes totaled $16.4 million in 1995 compared to $5.1 million in 1994. The 1995 income taxes included a provision of $1.8 million for an assessment under appeal and $1.6 million on dividends remitted by a foreign subsidiary that cannot be offset by foreign tax credits. In both years, income tax has been provided in certain jurisdictions where profits were earned despite overall pretax losses. Tax charges or credits vary as a percentage of pretax income or loss due to differences in tax rates and relief available in areas where profits are earned or losses are incurred.

     The portion of income attributable to minority interests increased to $9.6 million in 1995 from $3.7 million in 1994 due primarily to the gain on sale of property by a subsidiary where the Company has less than 100% interest. The Company's share of losses in affiliates increased to $4.5 million in 1995 from $3.2 million in 1994 because of further losses incurred by our Italian affiliate.

     Discontinued operations in 1995 represented the anticipated loss on disposal of the wool business (which was reversed in 1996) versus a gain in 1994 on disposal of the nursery business.

     For fiscal 1995 the Company recorded a loss of $30.5 million or $3.60 per share compared to a net loss of $35.8 million or $4.24 per share in 1994.

LIQUIDITY AND CAPITAL RESOURCES

     Standard's purchasing and processing activities of its tobacco and wool businesses and the receivables resulting from the marketing of these products are seasonal. The tobacco and wool seasons vary from country to country. This seasonality is mitigated by Standard's presence in virtually all tobacco and wool exporting countries. In fiscal 1996, the Company's total borrowing requirements ranged from a peak of $434 million to a low of $349 million. The Company normally uses short-term bank facilities to provide working capital, typically peaking in the third quarter.

     Cash provided by operating activities totaled $49.8 million primarily because the Company's successful efforts to substantially reduce tobacco inventories more than offset the increases in receivables related to the higher sales and a reduction in payables. Cash employed in investing activities of $16.4 million relates primarily to capital expenditures of $12.2 million mostly for tobacco activities ($10.3 million) including $5.8 million in Turkey, $1.1 million in the U.S. and $1.0 million in Greece; and $1.9 million for the nontobacco segment. Additionally, $7.7 million related to the payment

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)

to the minority shareholder on the liquidation of the Korean operation. For the next fiscal year, the Company projects capital spending of $12.5 million.

     The Company's restructured revolving credit facilities include a $100 million facility for US Tobacco operations expiring in June 1998 and a two-year $200 million master credit facility for European tobacco operations in addition to local lines of approximately $245 million. Separate facilities are in place for the wool business totaling $145 million.

     The US and European loan agreements contain certain financial and reporting covenants with which the Company was in compliance at March 31, 1996. Under its most restrictive covenant, the Company had approximately $269,000 of retained earnings available for distribution as dividends at March 31, 1996. The loan agreements also include restrictions on the amount of dividends, management fees or other distributions of capital or income that can be upstreamed to the parent Company by its subsidiaries. As the Company's subsidiaries are its principal source of cash, depending on their operating results, these restrictions could further limit the Company's ability to pay dividends to its shareholders.

     Efforts to strengthen the Company's balance sheet are continuing. Based on the improving outlook for its business and the restructuring of its wool operations, management anticipates that it will be able to service the interest and principal on its indebtedness, maintain adequate working capital and provide for capital expenditures out of operating cash flow and available borrowings under its credit facilities. The Company's future operating performance will be subject to economic conditions and to financial, political and other factors, many of which are beyond its control.

     There were no significant changes in accounting policies during fiscal
1996.

CONSOLIDATED BALANCE SHEET

                                                                                                                MARCH 31
                                                                                                        1996        1995
IN THOUSANDS
S>
ASSETS
Cash                                                                                                $ 78,688    $ 56,214
Receivables (Note 3)                                                                                 252,117     210,863
Inventories (Notes 1 and 4)                                                                          259,781     345,410
Prepaid expenses                                                                                       3,690       3,995
Marketable securities (Note 1)                                                                         5,325         471
  Current Assets                                                                                     599,601     616,953
Property, plant and equipment (Notes 1 and 5)                                                        134,498     134,407
Investment in affiliates (Notes 1 and 6)                                                              11,442      12,905
Other Assets (Notes 1, 7, 11 and 15)                                                                  37,283      49,224
  Total Assets                                                                                      $782,824    $813,489

LIABILITIES
Short-term borrowings (Note 8)                                                                      $373,625    $378,955
Current Portion of long-term debt (Note 10)                                                           11,665      11,899
Accounts payable (Note 9)                                                                            133,737     145,083
Taxes accrued (Note 16)                                                                               24,776      27,829
  Current liabilities                                                                                543,803     563,766
Long-term debt (Note 10)                                                                              31,818      32,403
Convertible subordinated debentures (Note 10)                                                         69,000      69,000
Retirement and other benefits (Note 11)                                                               18,498      17,791
Deferred taxes (Notes 1 and 16)                                                                        9,632      11,711
Commitments and contingencues (Note 12)                                                                    -           -
  Total liabilities                                                                                  672,751     694,671

MINORITY INTERESTS (NOTE 1)                                                                           27,473      31,336

ESOP redeemable preferred stock (Note 13)                                                              8,748       9,132
Unearned ESOP compenstaion (Note 13)                                                                  (6,320)     (6,600)

SHAREHOLDERS' EQUITY
Preferred stock, $1.65 par value (Note 13) Authorized shares 1,000,000;
  issued 87,477 to ESOP (1995 - 91,319)
Common stock, $0.20 par value (Note 13) Authorized shares 20,000,000 issued 11,624,275 shares
  (1995 - 11,160,289)                                                                                  2,325       2,232
Additional paid-in capital (Note 13)                                                                  43,660      38,288
Unearned restricted stock plan compensation (Note 13)                                                   (435)       (548)
Treasury stock at cost, 2,490,661 shares (1995 - 2,398,478) (Note 13)                                 (2,384)     (1,233)
Retained earnings                                                                                     46,450      50,530
Cumulative translation adjustments (Notes 1 and 14)                                                   (9,444)     (4,319)
     Total shareholders' equity                                                                       80,172      84,950
     Total liabilities and equity                                                                   $782,824    $813,489

The accompanying notes are an integral part of these financial statements

CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

                                                                                                   YEAR ENDED MARCH 31

                                                                                      1996          1995          1994
In thousands, except share information
Sales                                                                           $1,359,450    $1,213,565    $1,042,014

Cost of sales (Note 4)                                                           1,268,937     1,132,100       991,332
Selling, general and administrative expenses                                        77,608        80,509        78,731
Other income - net (Note 15)                                                         1,853         9,024         3,612
Restructuring charges (Note 2)                                                      12,500             -             -
  Income (loss) before taxes                                                         2,258         9,980       (24,437)
Income taxes (Notes 1 and 16)                                                        6,836        16,370         5,070
  Income (loss) after taxes                                                         (4,578)       (6,390)      (29,507)

Minority interests (Note 1)                                                         (4,795)       (9,634)       (3,765)
Equity in earnings (losses) of affiliates (Note 6)                                     (69)       (4,470)       (3,226)

  Income (loss) from continuing operations                                          (9,442)      (20,494)      (36,498)
Income (loss) from discontinued operations (Note 2)                                 10,050       (10,050)          689
Cumulative effect of accounting changes (Note 11 and 16)                                 -             -            23
  Net income (loss)                                                                    608       (30,544)      (35,786)
ESOP preferred stock dividends net of tax                                             (474)         (485)         (486)
  Net income (loss) applicable to common stock                                         134       (31,029)      (36,272)
  Retained earnings at beginning of year                                            50,530        84,807       125,139
Common stock dividends                                                              (4,214)       (3,248)       (4,060)
  Rrtained earnings at end of year                                              $   46,450    $   50,530    $   84,807
Earnings (loss) per common share
Primary - from continuing operations                                                $(1.11)       $(2.43)       $(4.32)
        - from discontinued operations                                             $ 1.12        $(1.17)       $ 0.08
        - net                                                                      $ 0.01        $(3.60)       $(4.24)
        - average shares outstanding                                            8,934,381     8,618,505     8,552,813
Fully dulited                                                                            *             *             *

* Not applicable because fully diluted calculations include adjustments which are antidilutive.

The accompanying notes are an integral part of these financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                                     YEAR ENDED MARCH 31


                                                                                           1996         1995        1994
IN THOUSANDS

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                                      $    608    $ (30,544)   $(35,786)
  Depreciation and amortization                                                          24,393       16,413      16,260
  Minority interests                                                                      4,795        9,634       3,765
  Deferred income taxes                                                                    (968)         793      (1,047)
  Undistributed losses of affiliates net of dividends received                              166        4,626       3,976
  Gain on disposition of property, pland and equipment                                   (1,093)     (13,581)     (4,729)
  Loss (income) from discontinued operations                                            (10,050)      10,050           -
  Other                                                                                  (5,244)       3,404      (1,190)
                                                                                         12,607          795     (18,751)
Net changes in working capital other than cash
  Receivables                                                                           (24,752)      59,665      35,799
  Inventories                                                                            85,901       38,342       5,691
  Current payables                                                                      (23,909)      (3,382)     24,918
CASH PROVIDED BY OPERATING ACTIVITIES                                                    49,847       95,420      47,657

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment - additions                                               (12,211)     (17,328)    (27,257)
                              - dispositions                                              3,151       16,274       9,460
Minority interest                                                                        (7,740)           -           -
Business (acquisitions) dispositions                                                        440       (2,605)     (2,427)
CASH USED FOR INVESTING ACTIVITIES                                                      (16,360)      (3,659)    (20,224)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term borrowings                                                        9,645       10,442      14,332
Repayment of long-term borrowings                                                       (14,968)     (29,113)    (23,309)
Net change in short-term borrowings                                                      (5,330)     (86,406)      8,111
Dividends paid, net of tax                                                                 (474)        (485)     (4,546)
Other                                                                                       114          213         229
CASH USED FOR FINANCING ACTIVITIES                                                      (11,013)    (105,349)     (5,183)
Increase/(decrease) in cash for year                                                     22,474      (13,588)     22,250
Cash at beginning of year                                                                56,214       69,802      47,552
CASH AT END OF YEAR                                                                    $ 78,688    $  56,214    $ 69,802
Cash payments for - interest                                                           $ 44,426    $  47,588    $ 34,610
                  - income taxes                                                       $  6,433    $   8,441    $  5,708

NONCASH INVESTING AND FINANCING ACTIVITIES -- During 1996 the Company assumed 100% ownership of Transcatab, SpA, a previously 50%-owned affiliate. The assets and corresponding liabilities assumed totaled $32.4 million.

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

    c) MARKETABLE SECURITIES. Marketable securities are classified as available for sale and consist of liquid equity securities. The specific identification method is used to determine gains and losses when securities are sold.

    d) INTANGIBLE ASSETS. The Company's policy is to amortize goodwill on a straight line basis over its estimated useful life not to exceed 40 years. The Company assesses recoverability of goodwill based on management's projections of future cash flows of acquired businesses.

    e) PROPERTY, PLANT AND EQUIPMENT. The cost of significant improvements to property, plant and equipment is capitalized. Maintenance and repairs are expensed as incurred. Provision for depreciation is charged to operations over the estimated useful lives, primarily 3-30 years, of the assets on a straight-line basis.

    f) INVENTORIES. Inventories, which are primarily packed leaf tobacco and wool, are stated at the lower of specific cost or estimated net realizable value. Cost of tobacco includes a proportion of interest, buying commission charges and factory overheads which can be related directly to specific items of inventory. Cost of wool includes all direct costs except interest. Items are removed from inventory on an actual cost basis.

    g) REVENUE RECOGNITION. Sales and revenue are recognized on the passage of title.

    h) INCOME TAXES. Certain policies used for financial statement purpose differ from those used for income tax purposes, thereby causing a deferral of taxes on income.

    i) MINORITY INTERESTS. Minority interests represent the interest of third parties in the net assets of certain subsidiary companies.

    j) COMPUTATION OF EARNINGS PER COMMON SHARE. Primary earnings per share are computed by dividing earnings, less preferred stock dividends payable to ESOP, net of tax, by the weighted average number of shares outstanding during each year. Fully diluted earnings per share assumes the conversion into common stock of all the 7 1/4% Convertible Subordinated Debentures and ESOP preferred stock at the date of issue, thereby increasing the weighted average number of shares deemed to be outstanding during each period, and adding back to primary earnings the after-tax interest expense.

    k) NEWLY ISSUED ACCOUNTING PRONOUNCEMENTS. In May 1995, Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of, was issued. This Statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed. The Company does not believe the adoption of SFAS 121 will have a material effect on its consolidated financial statements. The Statement is required to be implemented by the Company in fiscal 1997.

    In October 1995, SFAS 123, Accounting for Stock-Based Compensation, effective for the Company beginning April 1, 1996. SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply APB Opinion No. 25, which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company will continue to apply APB Opinion No. 25 to its stock-based compensation awards to employees and will disclose the required pro forma effect on net income and earnings per share for the year ending March 31, 1997.

    l) USE OF ESTIMATES AND ASSUMPTIONS. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    m) RECLASSIFICATION. Certain amounts in prior year statements have been reclassified for conformity with current statement presentation.

2. DISCONTINUED OPERATIONS AND RESTRUCTURING CHARGES

    a) DISCONTINUED OPERATIONS. In fiscal 1995, the Company entered into an agreement to sell its wool operations. During the third quarter of fiscal 1996, the proposed sale was terminated. Accordingly, the results of operations of the wool business for the prior periods have been reclassified from discontinued operations to continuing operations. The estimated loss on disposal of $10.1 million in 1995 was reversed in 1996. The estimated loss was determined by deducting the $56 million estimated net asset value of discontinued wool operations (i.e., sales price) from the $66.1 million value of net assets held for sale.

    Assets, liabilities, revenues and operating profits for fiscal years ending 1995 and 1994, the years the wool operations were reported as discontinued operations, were as follows:

In thousands                             1995        1994

Total assets                           $294,290     232,265
Total liabilities                       216,326     166,123
Revenues                                440,112     346,420
Pretax operating income                  10,002       4,446

    In December 1993, the Company completed the sale of its Caro-Green Nursery business to Zelenka Nursery Inc. The operating results and gain on disposal for Caro-Green Nursery are reported as discontinued operations and, accordingly, prior period results have been restated. Following is a summary of amounts included in discontinued operations for fiscal year ending 1994:


In thousands                                          1994

Sales                                                $4,993
Pretax operating income                                  89
Income tax benefit                                      (30)
Gain on disposal, less income taxes of $325             630
Income from discontinued operations                     689


    At March 31, 1996, the consolidated balance sheet includes notes receivable from the purchaser totaling approximately $3.2 million.

    b) RESTRUCTURING CHARGES. As a result of the termination of the sale of the wool operations, the Company implemented a reorganization plan for its nontobacco businesses and determined that a pretax restructuring charge of $12.5 million ($11.0 million after-tax) was appropriate. The costs include $3.6 million for the impairment of goodwill (determined by third-party negotiations); $2.8 million for export incentive allowances; $2.1 million for plant closure; and $2.5 million for expenses related to the wool sale and other miscellaneous restructuring costs. It is currently anticipated that substantially all incurred but unpaid amounts ($3.5 million at March 31, 1996) will be expended during fiscal 1997.

3. RECEIVABLES


In thousands                             1996        1995

Trade accounts                         $173,413    $147,910
Advances to suppliers                    36,701      20,539
Affiliated companies                     17,357      17,190
Other                                    30,196      30,591
                                        257,667     216,230
Allowances for doubtful accounts         (5,550)     (5,367)
                                       $252,117    $210,863


4. INVENTORIES

In thousands                             1996        1995

Tobacco                                $160,721    $194,344
Nontobacco                               99,060     151,066
                                       $259,781    $345,410

    Tobacco inventories at March 31, 1996 and 1995 included capitalized interest, totaling $4.2 million and $7.8 million, and valuation reserves for tobacco and wool of $5.2 million and $14.2 million, respectively. Interest included in cost of sales totaled approximately $41.4 million, $35.0 million and $29.4 million in 1996, 1995 and 1994, respectively. Inventory valuation provisions included in cost of sales totaled approximately $8.4 million, $5.3 million and $23.8 million in 1996, 1995 and 1994, respectively.

5. PROPERTY, PLANT AND EQUIPMENT

In thousands                             1996        1995

Land                                   $ 15,318    $ 14,222
Buildings                                76,464      76,281
Machinery and equipment                 133,959     120,084
Furniture and fixtures                   12,023      10,472
Construction in progress                  1,210       1,161
                                        238,974     222,220
Accumulated depreciation               (104,476)    (87,813)
                                       $134,498    $134,407


    Depreciation expense was $18.1 million, $14.7 million and $14.1 million in 1996, 1995 and 1994, respectively.

6. AFFILIATED COMPANIES

    a) Net investment in affiliated companies are represented by the following:

In thousands                               1996       1995

Net current assets (liabilities)          $ 4,445    $(3,924)
Fixed assets                               24,156     45,178
Long-term liabilities                       1,977     (7,856)
Interests of other shareholders           (19,018)   (20,184)
Company's interest                         11,560     13,214
Provision for withholding taxes              (118)      (309)
                                          $11,442    $12,905

    b) The results of operations of affiliated companies were:


                                   YEAR ENDED MARCH 31
In thousands                   1996       1995        1994

Sales                         $82,527    $99,236    $112,237
Income (loss) before taxes    $ 2,493     (2,468)     (4,236)
Income taxes                    2,259      1,074       1,140
Net income (loss)             $   234    $(3,542)   $ (5,376)
Company's share               $  (260)   $(4,567)   $ (3,162)
Amortization of goodwill            -                    (40)
Withholding taxes                 191         97         (24)
Equity in losses              $   (69)   $(4,470)   $ (3,226)
Dividends received            $    96    $   154    $    750

7. OTHER ASSETS


In thousands                               1996       1995

Cash surrender value of life insurance
  policies (face amount $42,765)          $12,567    $12,313
Policy loans                                6,780      6,550
                                            5,787      5,763
Bank deposits                                 118        170
Receivables                                17,851     11,355
Due from affiliates                           823     15,478
Investments                                 3,294      3,573
Excess of purchase price of
  subsidiaries over net assets
  acquired - net of accumulated
  amortization of $7,231
  (1995 - $3,367)                           4,347      8,211
Other                                       5,063      4,674
                                          $37,283    $49,224

    Due from affiliates in 1995 includes a total of $26.7 million less a $11.2 million reserve due from Transcatab SpA, a 50%-owned affiliate. In 1996, this affiliate became a majority-owned, consolidated subsidiary.

8. SHORT-TERM BORROWINGS


In thousands                  1996        1995        1994

Weighted average interest
  on borrowings at end of
  year                          8.5%        9.8%        6.7%
Weighted average interest
  rate on borrowings
  during the year1              9.0%        9.2%        6.7%
Maximum amount
  outstanding at any
  month-end                 $433,646    $450,590    $487,046
Average month-end amount
  outstanding               $388,875    $401,923    $453,214
Amount outstanding at
  year-end                  $373,625    $378,955    $465,361


1 Computed by dividing short-term interest expense and amortized financing costs by average short-term debt outstanding.

   At March 31, 1996, under agreements with various banks, total short-term credit facilities for continuing operations of $694 million (1995 - $644 million) were available to the Company of which $53 million (1995 - $100 million) were being utilized for letters of credit and guarantees and $287 million (1995 - $167 million) were unused.

   The Company's tobacco credit facilities include a $100 million facility expiring in June 1998 for U.S. operations and a two-year $200 million master credit facility for European operations in addition to local lines of approximately $245 million. Also, separate facilities totaling $145 million are in place for wool operations.

   The US and European loan agreements contain certain financial and reporting covenants with which the Company was in compliance at March 31, 1996. Under its most restrictive covenant, the Company had approximately $269,000 of retained earnings available for distribution as dividends at March 31, 1996.

9. ACCOUNTS PAYABLE


In thousands                             1996        1995

Trade accounts                         $100,286    $105,948
Affiliated companies                         18       1,098
Other accruals and payables              33,433      38,037
                                       $133,737    $145,083


10. LONG-TERM DEBT

In thousands                               1996       1995

Senior notes, at 1.75% above LIBOR
  repayable quarterly through March
  1999                                    $ 3,103    $ 3,835
Floating rate loan, at 1.75% above
  three-month negotiable CD rate,
  repayable quarterly through March
  2002                                      6,533      6,600
Floating rate loan, at 1.75% above
  LIBOR, repayable quarterly through
  March 1999                                1,535      4,927
Floating rate note, at 82% of prime,
  repayable in 2001                         2,940      2,940
6.48% fixed rate loans repayable
  annually through 1998                     6,472     10,308
Floating rate loan at 1.5% above LIBOR
  repayable annually through 1998           1,175      1,762
9.25% fixed rate loan repayable
  annually through 1997                       820      1,640
9.82% fixed rate loan repayable
  annually through 2005                     3,566      3,823
10.4% loan repayable annually through
  2000                                      6,000          -
9.25% note repayable through 2005           1,978      2,118
Italian prime + 1/8% payable through
  2002                                      4,273          -
11.95% loan repayable through 2001          3,129      3,536
Other                                       1,959      2,813
                                           43,483     44,302
Current portion                           (11,665)   (11,899)
                                          $31,818    $32,403


    Long-term debt maturing after one year is as follows: 1998 - $9,148; 1999 - $6,508; 2000 - $4,939; 2001 - $5,711; and thereafter - $5,512.

Convertible Subordinated Debentures

    On November 13, 1991 the Company issued $69.0 million of 7 1/4% Convertible Subordinated Debentures due March 31, 2007. The debentures are convertible into shares of common stock of the Company at a conversion price of $30.57 as adjusted for stock dividends. The debentures are subordinated in right of payment to all senior indebtedness, as defined, of the Company, and as of March 31, 1995 became redeemable in whole or in part at the option of the Company. Beginning March 31, 2005 the Company will make annual sinking fund payments which will be sufficient to retire at least 5% of the principal amount of issued Debentures reduced by earlier conversions, redemptions and repurchases.

    At March 1996, substantially all of the Company's assets were pledged against current and long-term borrowings.

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

U.S. Plan

    A summary of pension costs follows:

                                        YEAR ENDED MARCH 31
In thousands                          1996      1995      1994

Service cost - benefits earned
  during the year                    $  433    $  421    $  415
Interest cost on projected benefit
  obligation                            549       501       522
Recognized return on plan assets       (670)     (583)     (764)
Net amortization                        (72)      (37)      (40)
Net pension cost                     $  240    $  302    $  133

    The funded status of the U.S. plan at March is shown below:


In thousands                                 1996      1995

Actuarial present value of benefit
  obligations:
     - vested                               $6,429    $5,884
     - nonvested benefits                       56        46
Accumulated benefit obligation               6,485     5,930
Benefits attributable to projected
  salaries                                   1,989     1,835
Projected benefit obligation                 8,474     7,765
Plan assets at fair value                   10,391     8,372
Assets in excess of (less than) projected
  obligation                                 1,917       607
Unamortized net transition gain               (367)     (428)
Unrecognized prior service cost                (55)        9
Unrecognized experience gain                  (389)      782
Prepaid pension costs                       $1,106    $  970


    The projected benefit obligation at March 31, 1996, 1995 and 1994 was determined using an assumed discount rate of 7.25%, and assumed future compensation increases of 5.25%, 5.25% and 5.5%, respectively. The assumed long-term rate of return on plan assets was 8.0%, 8.0% and 10.0% at March 31, 1996, 1995 and 1994, respectively. Assets consist of pooled equity and fixed income funds managed by an independent trustee.

Non-U.S. Plans
    A summary of pension costs follows:

                                           YEAR ENDED MARCH 31
In thousands                        1996       1995       1994
Service Cost - Benefits Earned
  During the Year                $ 1,507    $ 1,428    $ 1,353
Interest cost on projected
  benefit obligation               2,646      2,414      2,262
Recognized return on plan
  assets                          (2,004)    (1,655)    (1,364)
Net amortization                     222        147        140
Net pension cost                 $ 2,371    $ 2,334    $ 2,391

    The funded status of non-U.S. plans, which includes non-qualified defined benefit plans, at March is shown below:


                                        Assets                 ABO
                                    exceed ABO      exceeds Assets
In thousands                  1996      1995      1996      1995

Actuarial present value of
  benefit obligations:
    - vested                 $11,575   $10,684   $12,945   $15,173
    - nonvested benefits         454       397        48        45
Accumulated benefit
  obligation (ABO)            12,029    11,081    12,993    15,218
Benefits attributable to
  projected salaries           4,394     3,861     1,200     1,424
Projected benefit obligation  16,423    14,942    14,193    16,642
Plan assets at fair value     17,402    14,427     4,484     6,060
Assets in excess of (less
  than) projected obligation     979      (515)   (9,709)  (10,582)
Unamortized net transition
  loss (gain)                    854       932       943     1,008
Unrecognized prior service
  cost                          (113)     (124)      913     1,003
Unrecognized experience loss
  (gain)                      (1,193)      110      (817)      357
Additional minimum liability       -         -      (914)   (1,271)
Prepaid (accrued) pension
  costs                      $   527   $   403   $(9,584)  $(9,485)


    The assumptions used in 1996, 1995 and 1994 were as follows:


                            1996            1995           1994

Discount rates          7.75% to 8.5%   7.5% to 8.5%       8.5%
Compensation increases  3.25% to 6.5%   5.5% to 7.0%   5.5% to 7.0%
Long-term rates of
  return on plan
  assets                    10.0%           10.0%          8.5%


    Plan assets consist primarily of common stocks, pooled equity and fixed income funds. The pension costs and obligations for non-U.S. plans shown above also include certain nonqualified plans.

    The Company also sponsors a 401(k) savings incentive plan for most full-time salaried employees in the United States. The expense for this plan was $144,000 in 1996, $127,000 in 1995 and $145,000 in 1994.

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

    The components of the net periodic cost of postretirement benefits for 1996, 1995 and 1994 were:

                                  Year ended March 31
                             1996         1995        1994

Service cost               $ 176,148    $168,613    $427,774
Interest cost on
  accumulated benefit
  obligation                 522,164     405,299     550,651
Amortization of plan
  amendments                (136,649)   (138,904)          -
Net periodic cost          $ 561,663    $435,008    $978,425

    The components of the liability included in the consolidated balance sheet at March 31, 1996 and 1995 of the actuarial present value of benefits for services rendered to date were:

                                       1996          1995

Current retirees                    $  504,723    $  286,798
Active employees eligible to
  retire                             2,423,723     2,182,208
Active employees not eligible to
  retire                             4,041,795     2,857,240
Total                                6,970,241     5,326,246

Unrecognized net gain (loss)          (672,154)      495,368
Unrecognized prior service cost      1,111,227     1,250,131
Accumulated postretirement
  benefit obligation                $7,409,314    $7,071,745

    The accumulated postretirement benefit obligation (APBO) was determined using an 8.0% weighted-average discount rate. The medical cost trend rate used in determining the APBO was assumed to be 13.25% in 1996. This rate was assumed to gradually decline to 6.5% in 2003, and remain at that level thereafter.

    Assuming a one percent increase in the medical cost trend rates, the aggregate of the service and interest cost components of the net periodic pension cost for 1996 would increase by $121,000 and the APBO as of March 31, 1996 would increase by $917,000. In general, postretirement benefit costs are insured or paid as claims are incurred.

    The ongoing impact of SFAS 106 as it relates to employees of foreign subsidiaries is immaterial. The Company expenses the cost of these benefits as incurred.

12. COMMITMENTS AND CONTINGENCIES

    The Company is obligated under operating leases for equipment, office and warehouse space with minimum annual rentals as follows: 1997 - $3,530,476; 1998
- - $3,016,303; 1999 - $2,486,829; 2000 - $2,043,153; 2001 - $2,030,936 and
thereafter $2,383,122. Some of the leases are subject to escalation.

    Expenses under operating leases for continuing operations in 1996, 1995 and 1994 were $3,811,000, $963,000 and $788,000, respectively.

    The Company operates a processing facility under a service agreement which guarantees reimbursement of all of the facility's costs including operating expenses and management fees. This lease is not considered a commitment of the Company.

    The Company has commitments for capital expenditures of approximately $12.5 million, all of which are expected to be incurred in fiscal 1997.

    The previously reported joint Canadian-U.S. criminal investigation into alleged violations of law relating to the importation, exportation and taxation of tobacco is continuing. All Canadian charges have now been dismissed and no charges are pending against the Company or any of its employees. The investigation by the office of the United States Attorney for the Eastern District of North Carolina is continuing. Although the extent of liability, if any, which the Company or any of its subsidiaries might have as a result of that investigation cannot be determined, management does not believe that it will have a material adverse effect on the Company's financial position.

    Third-party borrowings guaranteed by the Company at March 31, 1996 totaled approximately $34 million.

    On May 1, 1993 a foreign subsidiary of the Company received notices of proposed tax adjustments of approximately $4 million to its returns for the years 1985 through 1992. A special arbitrator ruled that the Company was liable for taxes of $ 1.8 million for the years under review. The Company has found fault with and appealed the ruling. The Company believes the assessments are without merit and intends to vigorously contest the proposed deficiencies, and that any adjustment which might result would not have a material effect on the consolidated financial position of the Company.

    Other contingencies, consisting of guarantees, pending litigation and other claims, in the opinion of management, are not considered to be material in relation to the Company's financial position.

Concentration of Credit and Off-Balance Sheet Risks

    Financial instruments that potentially subject the Company to a concentration of credit risks consist principally of cash and trade receivables relating to customers in the tobacco and wool industries. Cash is deposited with high-credit-quality financial institutions. Concentration of credit risks related to receivables is limited because of the diversity of customers and locations.

13. COMMON STOCK

                                               Common     Additional
                         Number of Shares       Stock        Paid in
                          of Common Stock                    Capital
                     Issued     Treasury    Par Value   In thousands

March 31, 1993     10,863,023   2,346,318    $ 2,172      $ 33,928
401(k)
  contributions         8,591                      2           143
Dividends
  reinvested            5,565                      1            89
RSP shares issued      36,280                      8           715
March 31, 1994     10,913,459   2,346,318      2,183      $ 34,875
401(k)
  contributions         8,585                      2           125
Dividends
  reinvested           19,391                      4           302
RSP shares
  forfeited              (435)                     -             -
Stock dividends       219,289      47,160         43         2,986
March 31, 1995     11,160,289   2,393,478      2,232        38,288
401(k)
  contributions        12,283                      3           141
Dividends
  reinvested              729                      -             8
RSP shares
  forfeited            (1,359)                     -           (37)
Stock dividends       452,333      97,183         90         5,260
MARCH 31, 1996     11,624,275   2,490,661    $ 2,325      $ 43,660

    The Company maintains a Performance Improvement Compensation Plan administered by the Compensation Committee of the Board of Directors as an incentive for designated employees. In June 1993, the Board adopted a Restricted Stock Plan ("RSP") as a means of awarding those employees to the extent that certain performance objectives were met, restricted shares of the Company's common stock pursuant to the RSP, the Compensation Committee of the Board awarded 36,454 shares of Restricted Stock in fiscal 1994, of which 36,280 were issued as of March 31, 1994. The shares were issued subject to a seven-year restriction period.

    The Company has a 401(k) savings incentive plan in the United States to which the employer contributes shares of common stock under a matching program, and a dividend reinvestment plan.

    Treasury stock represents shares in the Company acquired by a foreign affiliate prior to its becoming a wholly-owned subsidiary.

    An employee stock ownership plan (the "ESOP") established by W A Adams Company ("Adams") prior to its acquisition, exchanged the Adams common stock held by the ESOP for 92,005 shares of Series A Cumulative Preferred Stock (the "ESOP Stock"), issued by the Company, of which 3,842 shares were redeemed in 1996 (686 in 1995). The ESOP stock has a stated value of $100 per share and a par value of $1.65 per share. In return for the Adams stock, the Company guaranteed a bank loan taken out by the ESOP to acquire the Adams stock. The loan is included in long-term debt and a related reduction is offset by the ESOP Stock as "unearned ESOP compensation". The outstanding ESOP Stock is convertible into 257,892 shares of Standard Commercial Common Stock, subject to adjustment under certain conditions, and bears cumulative dividends at a rate of 8% of stated value per annum payable quarterly in arrears when, as and if declared. The ESOP Stock is redeemable at the option of the Company, in whole or in part, on or after August 1, 1996 at a price of $100 per share plus accrued and unpaid dividends, and ESOP participants have a put option at the stated value on any Preferred Stock received. Holders of the ESOP Stock have voting rights with respect to certain matters that may be submitted to a vote of holders of the Company's Common Stock.

    The Company has filed a Determination Letter Request with the Internal Revenue Service to terminate the ESOP; however, no distributions have been made as a result of the request. The Company's Board of Directors has indicated that it may adjust the conversion price to encourage conversion of the ESOP Stock in lieu of redemption.

14. FOREIGN CURRENCY

     Changes in the translation adjustment component of shareholders' equity are shown below:

        In thousands            1996        1995        1994

Beginning balance April 1      $(4,319)   $(17,984)   $ (9,546)
Net change in translation of
  foreign financial
  statements                    (5,125)     13,665      (8,438)
Ending Balance March 31        $(9,444)   $ (4,319)   $(17,984)

    Net amounts included in the income statement relating to foreign currency losses from continuing operations were $276, $756, and $26 in 1996, 1995 and 1994, respectively.

15. OTHER INCOME (EXPENSE)- NET

                                    YEAR ENDED MARCH 31
       In thousands             1996        1995       1994

Other income
  Interest                    $  4,430    $  4,644    $ 5,884
  Gain on asset sales and
    dispositions                 4,476      14,650      4,358
  Rents received                   441         233        659
  Other                          4,976       2,162        701
                                14,323      21,689     11,602
Other expense
  Interest                      (9,559)     (9,947)    (7,173)
  Amortization of goodwill        (197)       (582)      (413)
  Other                         (2,714)     (2,136)      (404)
                               (12,470)    (12,665)    (7,990)
                              $  1,853    $  9,024    $ 3,612


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

    a) Significant components of the Company's deferred tax liabilities and assets are as follows:

             In thousands                    1996       1995

Deferred tax liabilities:
  Depreciation                            $11,377    $12,202
  Capitalized interest                        763      1,010
Income recognition in foreign
  subsidiaries                             16,673     10,943
Prepaid pension assets                        898      1,178
All other, net                                  -      3,344
Total deferred tax liabilities             29,711     28,677
Deferred tax assets:
  NOL carried forward                       8,766      4,996
  Valuation allowance                      (7,021)    (4,671)
  Postretirement benefits other than
    pensions                                2,919      2,786
  Uniform capitalization                      186        292
  All other, net                            1,925          -
Total deferred tax assets                   6,775      3,403
Net Deferred Tax Liabilities              $22,936    $25,274

    The net deferred tax liabilities include approximately $13,304 and $13,563 of current liabilities at March 31, 1996 and 1995, respectively.

    b) Income tax provisions are detailed below:

                                     YEAR ENDED MARCH 31
        In thousands             1996       1995       1994

Current
  Federal                       $   130    $ 3,686    $  (356)
  Foreign                         7,455     11,470      5,839
  State and local                   219        421        634
                                  7,804     15,577      6,117
Deferred
  Federal                        (1,131)    (1,154)        96
  Foreign                           160      1,938     (1,144)
  State and local                     3          9          1
                                   (968)       793     (1,047)
Income tax provision            $ 6,836    $16,370    $ 5,070

    c) Components of deferred taxes follow:

                                      YEAR ENDED MARCH 31
         In thousands             1996       1995       1994

Tax on differences in timing
  of income recognition in
  foreign subsidiaries           $(2,565)   $ 2,055    $(1,370)
Utilization of NOL carried
  forward                            185          -         31
Capitalized interest                (248)       (29)       366
DISC income                            -        (89)       (89)
Other                              1,660     (1,144)        15
                                 $  (968)   $   793    $(1,047)

    d) The provision for income taxes is determined on the basis of the jurisdiction imposing the tax liability. As some of the income of foreign companies may also be currently subject to U.S. tax, the U.S. and foreign income taxes shown do not compare directly with the segregation of pretax income between domestic and foreign companies that follows:


                                     YEAR ENDED MARCH 31
        In thousands             1996      1995        1994

Pretax income
  Domestic                      $  264    $   (89)   $      5
  Foreign                        1,994     10,069     (24,442)
                                $2,258    $ 9,980    $(24,437)

    e) The following is a reconciliation of the income tax provision to the expense calculated at the U.S. federal statutory rate.


                                    YEAR ENDED MARCH 31
        In thousands             1996      1995       1994

Expense (benefit) at U.S.
  federal statutory tax rate    $  768    $ 3,393    $(7,629)
Foreign tax losses for which
  there is no relief
  available                      4,359      9,750     13,467
U.S. tax on foreign income         200      2,912        408
Different tax rates in
  foreign subsidiaries            (177)    (1,073)    (1,482)
Other - net                      1,686      1,388        306
                                $6,836    $16,370    $ 5,070

17. DISCLOSURES OF FAIR VALUE OF FINANCIAL INSTRUMENTS

    The estimated fair value of the Company's financial instruments as of March 31, 1996 is provided below in accordance with Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments. Certain estimates and judgments were required to develop the fair value amounts, which are not necessarily indicative of the amounts that would be realized upon disposition, nor do they indicate the Company's intent or ability to dispose of such instruments.

    Cash and cash equivalents: The estimated fair value of cash and cash equivalents approximates carrying value.

    Other assets: Included in other assets are certain long-term investments, amounting to $3.3 million, which are carried on a cost basis. The estimated fair values of these investments is $4.2 million.

    Short-term and long-term debt: The fair value of the Company's short-term borrowings, which primarily consists of bank borrowings, approximates its carrying value. The estimated fair value of long-term debt, including the current portion, is approximately $89.2 million, compared with a carrying value of $112.5 million, based on discounted cash flows for fixed rate borrowings, with the fair value of floating rate borrowings considered to approximate carrying value.

18. SEGMENT INFORMATION

    The Company is engaged primarily in purchasing, processing and selling leaf tobacco and wool. Its activities other than these are minimal. Geographic information is determined by the areas in which the companies conducting these activities are registered. Generally, sales between segments are made at prevailing market prices.


                                   YEAR ENDED MARCH 31
      In thousands           1996         1995         1994

GEOGRAPHIC AREAS
Sales
    United States         $  375,842   $  288,143   $  299,914
    Europe                   781,910      702,606      585,062
    Other areas              319,428      355,529      267,899
    Intersegment
      eliminations          (117,730)    (132,713)    (110,861 )
                          $1,359,450*  $1,213,565*  $1,042,014*
Operating income net of
  interest
    United States         $    3,576   $    2,598   $    3,648
    Europe                    10,616       (9,406)     (24,645 )
    Other areas               (8,609)      20,425        1,423
    Corporate expenses        (3,325)      (3,637)      (4,863 )
Income (loss) before
  taxes                   $    2,258   $    9,980   $  (24,437 )
Assets
    United States         $  163,002   $  142,793   $  182,429
    Europe                   469,247      503,397      562,300
    Other areas              133,075      148,359      123,483
    Investment in
    affiliates                11,442       12,905       14,601
    Corporate assets           6,058        6,035        7,958
                          $  782,824   $  813,489   $  890,771
U.S. Exports
    Europe                $  103,526   $   69,348   $   79,105
    Far East                  46,726       80,474       92,641
    Other areas                5,007       12,369        1,900
                          $  155,259   $  162,191   $  173,646

                                   YEAR ENDED MARCH 31
      In thousands           1996         1995         1994

BUSINESS SEGMENTS
Sales
    Tobacco               $  925,549   $  755,971   $  671,495
    Nontobacco               433,901      457,594      370,519
                          $1,359,450*  $1,213,565*  $1,042,014*
Operating income net of
  interest
    Tobacco               $   28,373   $    2,759   $  (26,699 )
    Nontobacco               (22,790)      10,858        7,125
    Corporate expenses        (3,325)      (3,637)      (4,863 )
Income before taxes       $    2,258   $    9,880   $  (24,437 )
Interest expense
  included above
    Tobacco                   39,381       35,207       29,487
    Nontobacco                11,547        9,721        7,103
                          $   50,928   $   44,928   $   36,590
Depreciation and
  amortization expense
    Tobacco               $   12,914   $   11,004   $    9,398
    Nontobacco                 9,778        5,135        4,704
                          $   22,692   $   16,139   $   14,102
Equity in earnings of
  affiliates
    Tobacco               $     (217)  $   (4,489)  $   (3,514 )
    Nontobacco                   148           19          288
                          $      (69)  $   (4,470)  $   (3,226 )
Assets
    Tobacco               $  532,627   $  499,587   $  630,492
    Nontobacco               244,139      307,867      252,321
    Corporate assets           6,058        6,035        7,958
                          $  782,824   $  813,489   $  890,771
Capital expenditures
    Tobacco               $   10,398   $   11,177   $   21,954
    Nontobacco                 1,813        6,151        5,303
                          $   12,211   $   17,328   $   27,257

* Includes sales to one customer of 17% in 1996, 14% in 1995 and 10% in 1994.

INDEPENDENT AUDITORS' REPORT

      To The Board of Directors and Shareholders of Standard Commercial Corporation.

      We have audited the accompanying consolidated balance sheets of Standard Commercial Corporation as of March 31, 1996 and 1995 and the related consolidated statements of income and retained earnings and of cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 1996 and 1995 and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1996 in conformity with generally accepted accounting principles.

/s/DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP
Raleigh, North Carolina
June 28, 1996

COMPANY REPORT ON FINANCIAL STATEMENTS

       Standard Commercial is responsible for the preparation of the financial statements, related financial data and other information in this annual report. The financial statements are prepared in accordance with generally accepted accounting principles and include amounts based on estimates and judgment where appropriate.

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

       As an integral part of the internal control system, Standard maintains a professional staff of internal auditors who monitor compliance with and assess the effectiveness of the internal controls and recommend improvements thereto. The Audit Committee of the Board of Directors, composed solely of outside directors, meets quarterly with Standard's management and internal auditors, and at least annually with its independent auditors, to review matters relating to financial reporting, internal controls and the extent and results of the audit effort. The internal auditors and independent auditors have direct access to the Audit Committee with or without management present.

       The financial statements have been examined by Deloitte & Touche LLP, independent auditors, who render an independent professional report on the Company's financial statements. Their appointment was recommended by the Audit Committee, approved by the Board of Directors and ratified by the shareholders. Their report on the financial statements is based on auditing procedures which include reviewing internal control and performing selected tests of transactions and records as they deem appropriate. These auditing procedures are designed to provide reasonable assurance that the financial statements are fairly presented in all material respects.

SELECTED FINANCIAL DATA

                                                                                                             Year ended March 31
       In thousands, except share data             1996          1995          1994          1993          1992          1991
Sales                                           $1,359,450    $1,213,565    $1,042,014    $1,236,084    $1,173,300    $1,027,540
Income taxes                                         6,836        16,370         5,070        12,546        11,048         8,099
Income (loss) from continuing operations            (9,442)      (20,494)      (36,498)       22,250        23,843        12,680
Income (loss) from discontinued operations          10,050       (10,050)          689        (1,547)       (2,216)       (3,164)
Extraordinary items                                     --            --            --           503           624       (19,166)
Cumulative effect of accounting changes                 --            --            23            --            --            --
Net income (loss)                                      608       (30,544)      (35,786)       21,176        22,251        (9,650)
Current assets                                     599,601       616,953       710,464       759,802       590,832       469,077
Total assets                                       782,824       813,489       890,771       923,367       723,819       581,979
Current liabilities                                543,803       563,766       639,980       592,507       445,183       394,723
Long-term debt                                     100,818       101,403        98,169       128,762       100,896        30,902
Average number of shares outstanding             8,934,381     8,618,505     8,552,813     8,447,564     8,245,501     8,233,048
Per share
  Earnings (loss) from continuing operations        $(1.11)       $(2.43)       $(4.32)        $2.58         $2.89         $1.54
  Income (loss) from discontinued operations          1.12         (1.17)         0.08         (0.18)        (0.27)        (0.38)
  Extraordinary items                                   --            --            --          0.06          0.08         (2.33)
  Net earnings (loss)                                 0.01         (3.60)        (4.24)         2.46          2.70         (1.17)
  Dividends paid                                        --            --          0.50          0.54          0.52          0.52
  Book value at year end                              8.78          9.69         11.98         17.74         16.12         14.20
Market price at year end                                 9        13 3/8        15 5/8        26 1/4        29 3/8        13 5/8

QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly results, dividends and stock prices for the years ended March 31, 1996 and 1995 follow:

                 In thousands, except share data                    June 30     Sept 30      Dec 31     March 31       Year
1996   Sales                                                        $296,965    $282,196    $377,555    $402,734    $1,359,450
       Gross profit                                                   14,473      14,762      26,311      34,967        90,513
       Income (loss) from continuing operations                       (6,255)     (3,175)     (9,040)      9,028        (9,442)
       Income (loss) from discontinued operations                      4,500      (5,249)     10,799          --        10,050
       Net income (loss)                                             (10,755)     (8,424)      1,759       9,028           608
       Earnings (loss) per share
       Primary - from continuing operations                            (0.73)      (0.37)      (1.02)       0.98         (1.11)
       - from discontinued operations                                  (0.51)       0.42        1.20          --          1.12
       - net                                                           (1.24)       0.05        0.18        0.98          0.01
       Fully diluted                                                       *           *           *        0.84             *
       Dividends paid per share                                           **          **          **          **
       Market price - high                                            15 1/8      14 3/8      12 1/4      10 3/8        10 3/8
       - low                                                          13 1/4      10 1/2       9 1/4       7 1/2         7 1/2
1995   Sales                                                        $253,249     225,049     301,880     433,387     1,213,565
       Gross profit                                                   16,075      14,990      23,250      27,150        81,465
       Income (loss) from continuing operations                       (1,171)     (4,077)        296     (15,542)      (20,494)
       Income (loss) from discontinued operations                                                        (10,050)      (10,050)
       Net income (loss)                                              (1,171)     (4,077)        296     (25,592)      (30,544)
       Earnings (loss) per share
       Primary - from continuing operations                            (0.15)      (0.49)       0.02       (1.84)        (2.43)
       - from discontinued operations                                     --          --          --       (1.15)        (1.17)
       - net                                                           (0.15)      (0.49)       0.02       (2.99)        (3.60)
       Fully diluted                                                       *           *           *           *             *
       Dividends paid per share                                         0.10        0.10          **          **          0.20
       Market price - high                                            18 7/8      16 1/8      15 7/8      15 1/8        18 1/8
       - low                                                          14 3/4      13 1/8      11 1/8      12 1/8        11 1/8

 * Not applicable because fully diluted calculations include adjustments which are antidilutive.

** Distributed one percent stock dividend.

    Standard's common stock is traded on the New York Stock Exchange under the symbol STW. Market prices shown above are the high and low prices as reported by the NYSE. At June 8, 1996 there were 606 shareholders of record.

    It is the policy of the Company to pay quarterly cash dividends on its common stock as business conditions permit. However, to conserve cash, one percent stock dividends have been distributed in lieu of cash for the quarters ended. At this time it is uncertain when cash dividends will be resumed.

    Prior periods have been restated to conform with the current period presentation of the wool operation.

CORPORATE DIRECTORS AND OFFICERS, DIVISION MANAGEMENT AND
PRINCIPAL TRADING COMPANIES

CORPORATE DIRECTORS

Ery W. Kehaya, Chairman of the Board
Marvin W. Coghill, (1),(4) Chairman - Tobacco Division
J. Alec G. Murray, (1),(4) President & Chief Executive Officer
William A. Ziegler, (2),(3),(4)  Retired partner, Sullivan &
  Cromwell, attorneys
Henry R. Grunzke, Chairman - Wool Division
William S. Barrack, Jr., (2),(3) Retired Senior Vice President - Texaco Inc. &
  Director Caltex Petroleum Corporation
Thomas M Evins, Jr. Regional Manager - North and
  Central America Tobacco Operations
Charles H. Mullen, (2),(3) Retired Chairman and Chief
  Executive Officer - The American Tobacco Company
Daniel M. Sullivan, (2),(3) Founder and retired former Chief Executive
  Officer - Frost & Sullivan Inc.
Robert E. Harrison, (1) Senior Vice President and Chief Financial Officer

(1) Denotes member of Executive Committee
(2) Denotes member of Audit Committee
(3) Denotes member of Compensation Committee
(4) Denotes member of Nominating Committee

WOOL DIVISION MANAGEMENT

Henry R. Grunzke, Chairman
Paul H. Bicque, Managing Director
Timothy S. Price, Financial Director
Louis Booysen, Director - South Africa
Paul T. Hughes, Director - United Kingdom
Harald Menkens, Director - Germany
Jean-Marie Rabeisen, Director - France
Geoffrey M. Stooke, Director - Australia

WOOL COMPANIES

* Standard Wool Inc, Franklin, Massachusetts
* S H Allen & Sons (Pty) Ltd, Melbourne, Australia
* Standard Wool Argentina SA, Buenos Aires, Argentina
* Standard Wool Australia (Pty) Limited
   Fremantle, Australia
* Standard Wool (Chile) SA, Punta Arenas, Chile
* Standard Wool Deutscheland GmbH
   Bremen, Germany
* Standard Wool France SA, Tourcoing, France and
   Biella, Italy
* Standard Wool South Africa (Pty) Ltd
   Port Elizabeth, South Africa
* Standard Wool (UK) Limited, Bradford, England
* Tentler & Co BV, Dongen, Netherlands
* F Whitley (NZ) Ltd, Christchurch, New Zealand

OTHER

* Carolina Home Center Inc, Wilson, North Carolina

CORPORATE OFFICERS

J. Alec G. Murray, President and Chief Executive Officer
Robert E. Harrison, Senior Vice President and
  Chief Financial Officer
Guy M. Ross, Vice President and Secretary
Ery W. Kehaya II, Vice President
Mark W. Kehaya, Vice President - Planning
Krishnamurthy Rangarajan, Vice President
  and Assistant Secretary
Keith H. Merrick, Vice President and Treasurer
Hampton R. Poole, Jr., Vice President, Controller and Assistant Treasurer

TOBACCO DIVISION MANAGEMENT

Marvin W. Coghill, (1) Chairman & Chief Executive Officer
John H. Saunders, Senior Vice President, and
  Regional Manager - Africa
Robert E. Harrison, (1) Vice President - Finance
Ery W. Kehaya II, (1) Vice President - Operations
Alfred F. Rehm, (1) Vice President - U.S. Sales
Simon J. P. Green, Assistant Vice President, and
  Manager - European Sales
Thomas M. Evins, Jr., Vice President, and
  Regional Manager - North & Central America
Edward A. Majeski, Vice President, and
  Regional Manager - South America
Duncan B. Meech, Vice President, and
  Regional Manager - Far East
Constantin J. W. von Esebeck, Vice President, and
  Regional Manager - Europe

(1) Denotes member of Tobacco Executive Committee

TOBACCO COMPANIES

* Standard Commercial Tobacco Co Inc
    Wilson, North Carolina
* W A Adams Company, Wilson, North Carolina
* CRES Tobacco Company Inc, King, North Carolina
* Adams International Ltd, Bangkok, Thailand
* Exelka SA, Salonica, Greece
* Siam Tobacco Export Corporation Limited
    Chiengmai, Thailand
* Spierer Tutun Ihracat Sanayi Ticaret AS, Izmir, Turkey
* Stancom Tobacco Company (Malawi) Limited
    Lilongwe, Malawi
* Stancom Tobacco (Private) Limited, Harare, Zimbabwe
* Standard Commercial Tobacco Co of Canada Ltd Tillsonburg, Ontario, Canada
* Standard Commercial Tobacco Company (UK) Ltd Godalming, Surrey, England
* Tobacco Processors Lilongwe Ltd, Lilongwe, Malawi
* Tobacco Processors (Malawi) Ltd, Limbe, Malawi
* Transcatab SpA, Caserta, Italy
* Trans-Continental Leaf Tobacco Corporation
    Vaduz, Liechtenstein
* Werkhof GmbH, Hamburg, Germany
* World Wide Tobacco Espana, Benavente, Spain

                              INVESTOR INFORMATION
SHAREHOLDERS
Inquiries and information requests should be directed to:
Corporate Secretary
Standard Commercial Corporation
P.O. Box 450
Wilson NC 27894-0450
Contact: Guy M. Ross
Telephone: 919-291-5507
Fax: 919-237-0018

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


COMMON STOCK TRANSFER
AGENT AND REGISTRAR, AND
DIVIDEND DISBURSING AGENT

Listed: NYSE            Symbol: STW

First Union National Bank
Shareholder Services Group
230 S. Tryon Street, 10th Floor
Charlotte NC 28288-1154
Contact: Ann Harris
Telephone: 704-383-8009
                1-800-829-8432
Fax: 704-374-6114

TRUSTEE FOR CONVERTIBLE
SUBORDINATED DEBENTURES

Listed: NYSE             Symbol: STW H

First Union National Bank
Bond Administration Department
230 S. Tryon Street, 9th Floor
Charlotte NC 28288-1179
Contact: Shannon Stahel
Telephone: 704-374-2075
Fax: 704-383-7316

STANDARD COMMERCIAL CORPORATION
MAILING ADDRESS
P.O. Box 450
Wilson NC 27894-0450
Street Address
2201 Miller Road
Wilson NC 27893
Telephone: 919-291-5507
Fax: 919-237-0018
Telex: 802840 (STANCOM WISN)
Cable: STANDARDCOM WILSON
E-Mail: scc/wilson/info@
sccwisn.attmail.com



1996 ANNUAL MEETING
August 13, 1996, 12 noon
Wilson Country Club
West Nash Road
Wilson, North Carolina

10-K REPORT
A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available without charge to shareholders upon written request to the Corporate Secretary.

INDEPENDENT AUDITORS
Deloitte & Touche LLP
150 Fayetteville Street Mall
P.O. Box 2778
Raleigh NC 27602

GENERAL COUNSEL
Rosenman & Colin
575 Madison Avenue
New York NY 10022-2585
Contact: William M. Kaplan
Telephone: 212-940-8810
Fax: 212-940-8776

STANDARD COMMERCIAL (UK)
Standard House, Weyside Park,
Godalming, Surrey GU7 1XE
England
Telephone: 011-44-1483-860171
Fax: 011-44-1483-860176
Telex: 858369 SCTCUK G

                        STANDARD COMMERCIAL CORPORATION
                        2210 Miller Rd, Wilson NC 27893
                             Telephone 919-291-5507
                                Fax 919-237-0018