Form 10-K, Exhibit 13
period 1997-03-31
STANDARD COMMERCIAL CORP
filed 1997-06-24
CIK 93319

STANDARD COMMERCIAL
                                  CORPORATION

                                     [LOGO]


                               1997 ANNUAL REPORT

                        [GRAPHIC OF WORLD MAP LOCATIONS]

                    Global Supplier of Leaf Tobacco and Wool

                    BUSINESS DESCRIPTION, STRATEGY AND GOALS

The return to our shareholders is driven by the earnings and cash flow generated from two international, service-related businesses: purchasing, value-added processing and selling of leaf tobacco and wool. Standard Commercial, founded in 1910, is headquartered in Wilson, North Carolina and trades on the New York Stock Exchange under the symbol STW.
    The Company's goal is to be an industry leader with respect to the following disciplines:

    (Bullet) Information Systems
    (Bullet) Financial Controls
    (Bullet) Risk Management
    (Bullet) Asset Management

By becoming an industry leader in the above categories, the Company believes that it can achieve consistent earnings and cash flow results and improve its working capital turns and operating margins. These results are expected to lead to stronger financial returns for shareholders.

    Each of our businesses is driven by the following growth philosophy:

       TEAMWORK + ADAPTING TO CHANGE + SUPERIOR CUSTOMER SERVICE = GROWTH

This philosophy is driven by a culture which encourages people to see themselves as business owners of the corporation who are accountable for the results of their business units and the Company as a whole - people who work together to continuously improve the business processes and thus the service that the customer receives.

FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

FINANCIAL HIGHLIGHTS
DOLLAR AMOUNTS IN THOUSANDS EXCEPT SHARE INFORMATION

For years ended March 31                                           1997           1996           1995
---------------------------------------------------------------------------------------------------------
Sales                                                           $1,354,270     $1,359,450     $1,213,565
Income (loss) from continuing operations                            16,937         (9,442)       (20,494 )
Income (loss) from discontinued operations                               -         10,050        (10,050 )
Net income (loss)                                                   16,937            608        (30,544 )

Earnings (loss) per share
  Primary - from continuing operations                               $1.78         $(1.07)        $(2.25 )
            - from discontinued operations                               -           1.08          (1.09 )
            - net                                                     1.78           0.01          (3.34 )
  Fully diluted                                                       1.69              *              *

Income (loss) as a percentage of sales
  From continuing operations                                          1.3%          (0.7%)         (1.7% )
  Net                                                                 1.3%           0.0%          (2.5% )

*Not applicable because fully diluted calculations include antidilutive adjustments.

At year-end
-----------------------------------------------------------------------------------------------------
Working capital                                                   $120,105      $55,798       $53,187
Working capital ratio                                            1.27:1.00    1.10:1.00     1.09:1.00
Market price per share                                              17 7/8            9        13 3/8
-----------------------------------------------------------------------------------------------------

CONTENTS

Business Description, Strategy and Goals..............  IFC
Financial Highlights..................................    1
Letter to Shareholders................................    2
Tobacco Business......................................    4
Wool Business.........................................    6
Management's Discussion and Analysis of Results of
  Operations and Financial Condition..................    8
Consolidated Financial Statements.....................   14
Notes to Consolidated Financial Statements............   17
Independent Auditors' Report..........................   25
Company Report on Financial Statements................   25
Selected Financial Data...............................   26
Quarterly Financial Data..............................   26
Corporate Directors and Officers......................   27
Division Management and
  Principal Trading Companies.........................   28
Investor Information..................................  IBC

                                                                              --
                                                                               1

LETTER TO SHAREHOLDERS
--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

DEAR FELLOW INVESTOR:

     I am delighted to be addressing you this year as your new President and CEO, and to report that the pace of change continues unabated at your Company as we have rededicated ourselves to the twin tasks of growth and shareholder return. I hope that fiscal 1997 was as encouraging to you as it was to the Standard team, without whom our improved results would not have been possible. From a shareholder perspective, Standard was cited by FORTUNE magazine as having one of the best rates of total return to investors during calendar year
1996 - 113.4% which was more than any other company in our industry. That same article also painted your Company as one of the least admired companies in its index. I can assure you that we at Standard Commercial do not accept the latter results and remain single-mindedly focused on improvement.
     For the 12 months ended March 31, 1997, our return on equity of 20% was the median for our industry. However, our improvement thus far has not been reflected in our price/earnings ratio which is well below our competitors. Rest assured that we intend to demonstrate our ability, desire and determination to remain an effective and strong global supplier of leaf tobacco and wool.
     In short, while we are pleased with the turnaround the Company has achieved after three disappointing years, we are in no way complacent with the results and remain committed to RAISING THE BAR for ourselves even higher as we pursue our own growth strategies. To encapsulate this philosophy we have embraced the following as our formula for success in the future:

         TEAMWORK + ADAPTING TO CHANGE + SUPERIOR CUSTOMER SERVICE = GROWTH

     It has been with the collective effort of all Standard employees around the world that we have achieved this dramatic turnaround experienced thus far and that which we expect to continue going forward. To that end, I would like to share with you some of the highlights of the past year that have enabled your Company to be in the growth mode once again.
     Starting the year off was the successful renegotiation of our European banking facilities into a new two-year agreement which gave your Company sufficient funding for its offshore tobacco business. This $200 million facility provided us a solid starting point from which we could begin actively doing what we do well - trading and processing tobacco plus starting to regrow our business.
     Because of our previous disappointing results these funds did not come cheaply and during the year we continued our process of paying down expensive debt. In fiscal 1997, our Tobacco Division reduced debt $51 million which, coupled with a strong focus on asset turnover, reduced interest expense by $8.8 million compared to the previous year. The funds used to accomplish the debt reduction came from the strong operating cash flow of our tobacco operations and repayment of intercompany debt by the Wool Division.
     Subsequent to the end of fiscal 1997, a highly successful equity issue added $47 million of new capital to your Company's balance sheet. These proceeds were used to repay short-term borrowings and, on a pro forma basis, brought our senior leverage down to 57% of total capitalization, which is below the industry norm.
     As part of our new look, we also re-energized our investor relations efforts to communicate our turnaround story on "Wall Street". Three new investment banks, BT Securities, Davenport & Company and Scott & Stringfellow, have initiated coverage of your Company and joined Wheat First Butcher Singer with "buy" recommendations. The improved visibility of our stock, taken together with our improving results and increased market liquidity, should be beneficial to shareholders. A choppy stock market, combined with negative publicity for the industry in general, has stalled the upward momentum in our share price we were experiencing earlier in the year. However, we expect that as we continue to perform our story will become more widely known and investors should begin to value us more fairly in the market place.
     On the human resources front, fiscal 1997 was also a significant year for Standard. As a part of our headquarters relocation strategy, the Board appointed a new Vice President - Human Resources to further

--
2

--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

strengthen the Company's focus on planning and caring for our most important resource - OUR PEOPLE. To that end I am happy to report that we have completed a worldwide review of our pension programs for their competitiveness and have just engaged a globally recognized compensation consulting firm to assist with our efforts to ensure that our pay practices are aligned with corporate growth objectives, market practices and employee needs and that they are designed to reward superior performance. I personally am very excited about the positive opportunity for change that exists.
     Regarding our Nontobacco Division, I am happy to report that the management changes there are also beginning to bear fruit. Despite the ongoing difficult wool trading conditions, net income was $1.2 million in fiscal 1997 versus a loss from continuing operations and net of restructuring charges of $8.2 million the previous year. A more global management approach is being taken with the entire Wool Division operating in a more cohesive fashion than ever before. If trading conditions improve as we anticipate, the wool units should be well positioned to accelerate their contribution. Fiscal 1997 also saw us take a major step towards separating the assets of the Tobacco and Wool Divisions to more clearly focus each division's efforts on controlling and improving its own returns. This process is expected to continue into the future as we work towards establishing clearer accountabilities.
     The Tobacco Division was the real growth engine for us in fiscal 1997, delivering a return on net assets employed of 16% versus a target of 15%, and net income growth of 37%. Trading conditions remained buoyant throughout the year and although we are beginning to see worldwide supply coming more in line with current demand by manufacturers, we believe that these conditions still leave us well positioned for growth.
     As I mentioned, we are pleased with the progress made to date but are not satisfied. Our corporate focus remains one of continually improving our asset and risk management techniques while enhancing our global information technology to ensure that critical data is available on a timely and actionable basis. We believe that Standard is, and we intend to remain, the industry leader in the field of Information Systems.
     In the area of growth initiatives, your Company is working on several exciting projects that I would like to share with you briefly. The first is the pending acquisition from Seita, the recently privatized French cigarette monopoly, of its 75% interest in Meridional, the fourth largest leaf tobacco processor in Brazil. While not complete at this writing, we are hopeful that this will lead to increasing our share of exports from Brazil, a major tobacco exporting country. Also, we are currently pursuing additional opportunities for further growth. We have signed letters of intent for additional operations in India and China, both countries being major sources of relatively low-priced, filler-style tobaccos used in the manufacture of less expensive cigarettes. I have to emphasize that with our new risk management focus, we are taking an understandably cautious approach to ensure that these and any other potential expansion opportunities meet our return on investment criteria.
     In summary, your Company had a good year in tobacco and wool, has good people dedicated to growing the business, is looking at a number of growth accelerating opportunities and, IS COMMITTED TO RAISING THE BAR EVEN HIGHER.
     On a final note, I am deeply saddened to report the recent death of one of our Board members, Fred G. Bond, retired Chief Executive Officer of the U.S. Flue-Cured Tobacco Cooperative Stabilization Corporation, where he was employed for 43 years. Fred was a tremendously respected tobacco authority, and the industry in general and Standard in particular, will miss his humor, wisdom and great contributions.

Sincerely,
/s/ R. E. HARRISON
----------------------
R. E. Harrison
President and Chief Executive Officer

                                                                              --
                                                                               3

TOBACCO BUSINESS
--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

FY 1997 A YEAR OF ACHIEVEMENTS
     In last year's annual report we outlined some of the improvements that the Tobacco Division had implemented in terms of asset management, risk management, financial controls and information systems. These improvements translated into the following highlights for FY97.
     (Bullet) Divisional net income increased by 37.5% from FY96, or from 1.2%
              to 1.6% of sales.
     (Bullet) SG&A decreased by 3.7%, or from 5.8% to 5.2% of sales.
     (Bullet) Return on net assets was 16% versus a goal of 15%.
     (Bullet) Total asset turns increased to 1.85 from 1.71.
     (Bullet) Uncommitted inventory decreased to $22.8 million from $31.5 million.
     (Bullet) The Division reduced its total debt by $50.7 million or 16%. (Bullet) Free cash flow was $23.4 million net of capital expenditure.

        The Company's role as a leading tobacco dealer is strengthened by its broad, balanced sources of supply as shown in the following charts

                                    [GRAPH]

Purchases of Origin                         Sales by Destination
Africa                          19%         Far East            16%
Europe                          12%         South America        3%
Far East                        11%         Africa & Others      2%
Central & South America         19%         Europe              44%
United States                   39%         United States       35%


GENERAL
     The Tobacco Division continued to make progress towards some of its key goals. The $47.0 million proceeds of the Company's successful stock issue completed after fiscal year end will be used to reduce borrowings in the tobacco business which will substantially strengthen the balance sheet of the Division and reduce interest costs. In addition, the equity offering will provide additional flexibility to grow the Division's business base.
     During FY97 the Company completed installing its proprietary information systems at its European Sales office and at its Malawi and Zimbabwe operating facilities. As a result of this progress, approximately 80% of the Company's sales are tracked daily which helps in monitoring inventory and receivable turnover and customer exposure limits, and it is expected this will enable the Company to continue to improve asset turnover.
     In addition, to further strengthen the financial controls, the Tobacco Division is initiating a clear set of operating guidelines which govern the delegation of decision making authority granted by the CEO.

FY 97 REGIONAL PERFORMANCE HIGHLIGHTS
     NORTH AMERICA. The Company achieved its second consecutive record breaking year in the U.S. with volumes up 7.5%, and a sales increase of 22.4%. These strong results were achieved despite a small crop of average to poor quality.

--
4

--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

     AFRICA. In Malawi, the Company continued to consolidate its strong market position and achieved a 8.4% volume growth and a sales increase of 18.2%. In addition, these record results were achieved while ending up with minimal uncommitted inventory.
     In Zimbabwe the Company took the strategic decision to decrease its market share for the 1996 crop due to the high price level of the crop. As a result, volumes decreased by 19.4%. However, the decrease in volumes was offset by higher prices and thus sales actually increased by 22.2%. As a result of the strategy followed by the Company, it has minimal uncommitted tobacco in Zimbabwe.
     In the other African areas, the Company is working to continue to increase its market presence.
     EUROPE. In Europe, the Company benefited from strong processing volumes of all traditional crops. While the Company continued to expand its current crop business in Turkey, we did not benefit this year from sales of prior crop Tekel inventory, which in FY96 increased volumes by 12,200 tons. As a result, total volumes in Turkey decreased by 50%. In Greece, the Company was able to combine its oriental operations into one facility, vastly improving operating efficiencies.
     Spain was profitable as volumes, market share and margins continued to improve during FY97. Conditions in Italy are gradually improving.
     FAR EAST. In China, volumes were up 18% although the crop was smaller than had been originally anticipated.
     In Thailand volumes increased by 49% due to the timing of shipments and increased orders. The Company continues to be the leading exporter of Thai flue-cured and burley and is the sole exporter of Thai oriental.
     In India, volumes decreased due to inventory sales in the previous year. This decrease was more than offset by price increases.

THE FUTURE
     During FY97 demand for tobacco exceeded supply, resulting in higher prices, which stimulated production. As a result, we are predicting demand and supply to be more or less in balance during FY98 with prices decreasing in some major growing regions.
     The Company believes that it is well positioned to take advantage of this trend. First of all, as our uncommitted inventories are below our minimum target of $30 million, we feel that there will be some attractive opportunities to purchase tobacco. Secondly, given the recent industry consolidation to three global tobacco merchants, we believe that we should be able to increase our order base and market share as manufacturers seek to maintain diversity in their sources of supply. Thirdly, given the increase in crop sizes, the Company should be able to source its tobacco needs. Lastly, the Company has initiated several key projects in Brazil, China, India and Tanzania to accelerate growth.
     In the meantime the Division is improving its operational efficiencies through continuous improvements related to information systems, financial controls, risk management and asset management.

                                                                              --
                                                                               5

WOOL BUSINESS
--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

      Actions taken by the current management team are resulting in a turnaround for the Wool Division. Divisional net income totaled $1.2 million in FY97 versus a loss of $19.2 million in FY96, which included $11.0 million in restructuring charges. Implementation of more stringent risk management measures and ongoing monitoring of the Division's trading position, combined with an increase in inventory turns, contributed to the results.
      The restructuring of the Wool Division ownership structure initiated during the last quarter of FY96 was substantially completed during FY97 and, with the exception of the UK wool operations, all wool companies are now held under one major holding company. The Company believes that the Wool Division has sufficient independent financing in place at each location to support its business needs, and intends to start negotiations for setting up a global financing platform during FY98.
      During the last quarter of FY97, Wool management presented its first strategic plan to the Board of Directors.

      The strategic plan includes:
      (Bullet) completion of a proprietary management information system designed to significantly improve control over the wool trading position,
      (Bullet) further develop management tools for effective financial control at division management level,
      (Bullet) retaining commercial flexibility, while applying more in-depth risk management tools to better monitor and control divisional risk,
      (Bullet) optimize asset utilization in order to improve overall financial performance.


        The Company's wool purchases are spread among the world's major exporting areas and, although sales are concentrated in Europe, no single customer accounted for more than 2% of total sales.


                                    [GRAPH]

Purchases of Origin                         Sales by Destination
South Africa                     6%         Far East            24%
Europe                          11%         United States        7%
Far East & Others                5%         Africa & Others      3%
South America                   15%         Europe              66%
Australia                       49%
New Zealand                     14%



      Wool trading and primary stage processing continued to operate under depressed market conditions during FY97. Several spinning and weaving operations have moved their processing facilities from Europe to India and the Pacific Rim and more recently the relocation of knitting operations to the same areas have destabilized supply to the traditionally busy markets in Europe.
     Notwithstanding these difficult conditions, the Wool Division has been able to keep its processing operations working at full capacity without taking undue risk and without build up of unsold finished goods inventory. Delays in taking timely delivery of goods by some importers in India and China and their attempts to renegotiate contracts contributed to the pressure on market prices during FY97.
     Worldwide production of wool during FY97 was lower than total demand for the third consecutive year, and the industry sees that trend

--
6

--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

continuing for some time. The gap has been filled by sales from the Australian stockpile. The stockpile being sold by Wool International on a fixed minimum schedule, reached the level of 319,000 metric tons by the end of FY97, around 50% of the estimated yearly production in Australia, compared to 827,000 metric tons in 1991. At the present rate of reduction, it is forecast that the stockpile will have been liquidated by the year 2000.
     The Company believes that wool prices will continue to firm, and wool growers have been urged to gradually increase wool production before the stockpile has been liquidated in order to avoid further widening the gap between demand and supply at that time.
     Standard Wool is one of the world's largest wool trading and wool processing groups, handling wools from all major producing areas, including Australia, New Zealand, South America, South Africa and Europe.
     The Division operates wool combing plants in France and Chile and scouring plants in the UK, South Africa, Chile and New Zealand. It also obtains wool processing on commission in Australia, Argentina, Italy, Germany, Belgium and New Zealand. The Division also includes a small company handling a large variety of natural fibres, other than wool, serving niche market customers who often also buy wool.
     The Wool Division will continue to work towards increasing its effectiveness and profitability by applying total quality management principles, keeping its processing plants committed to the highest possible quality standards, and ensuring that its people are consistently trained and motivated. Its goal is to be a reliable and preferred supplier to the industry, thereby strengthening its competitive position, and to increase profitability.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

     The following discussion should be read in conjunction with the Selected Financial Data, Consolidated Financial Statements and their related Notes.

GENERAL
     The Company is principally engaged in purchasing, processing, storing, selling and shipping leaf tobacco. The Company also purchases, processes and sells various types of wool. For both the tobacco and wool businesses, the ability to obtain raw materials at favorable prices is an important element of profitability although it is generally more important for wool than for tobacco because some customers pay the Company to purchase and process tobacco on a cost-plus basis. Obtaining raw materials at favorable prices must be coupled with a thorough knowledge of the types and grades of raw materials to assure the profitability of processing and blending to a customer's specifications. Processing is capital intensive and profit therefrom depends upon the volume of material processed and the efficiency of the factory operations. Due to the much larger number of dealers and customers for wool and the far more numerous trades involved, wool revenue tends to be more susceptible to market price fluctuations than tobacco.
     Historically, the cost of the Company's materials, services and supplies and interest included in cost of sales has exceeded 90.0% of revenues. In the wool business, freight charges are also a significant element of the cost of sales. The cost of raw materials, interest expense and certain processing and freight costs are variable and thus are related to the level of sales. Most procurement costs (other than raw materials), certain processing costs, and most selling, general and administrative expenses ("SG&A") are fixed. The major elements of SG&A are employee costs, including salaries, and marketing expenses.
     Tobacco sales are generally denominated in U.S. dollars whereas wool purchases and sales are typically denominated in the currency of the source country and destination country, respectively. The Company regularly monitors its foreign exchange position and has not experienced material gains or losses on foreign exchange fluctuations. The Company enters into forward contracts solely for the purpose of limiting its exposure to short-term changes in foreign exchange rates.
     Assets and liabilities of foreign subsidiaries are translated at period-end exchange rates. The effects of these translation adjustments are reported as a separate component of shareholders' equity. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved and translation adjustments in countries with highly inflationary economies are included in net income.

RESULTS OF OPERATIONS
     The following table sets forth certain items in the Company's Consolidated Statements of Income as a percentage of sales for the fiscal years ended March 31, 1997, 1996 and 1995. Any reference in the table and the following discussion to any given year is a reference to the Company's fiscal year ended March 31.

                                      YEAR ENDED MARCH 31,
                                       1997     1996     1995
-------------------------------------------------------------

Sales                                 100.0%   100.0%   100.0%
Cost of sales
  - Materials, services and
  supplies                             89.9     90.3     90.4
  - Interest                            2.4      3.0      2.9
                                      -----------------------
  Gross profit                          7.7      6.7      6.7
Selling, general and administrative
  expenses                              5.4      5.7      6.6
Restructuring charges                     -      0.9        -
Other interest expense                  0.7      0.7      0.8
Other income (expense), net             0.8      0.8      1.5
                                      -----------------------
  Income before taxes                   2.4      0.2      0.8
Income taxes                            0.9      0.5      1.3
Minority interests                    (0.3)     (0.4)    (0.8)
Equity in earnings (losses) of
  affiliates                            0.1      0.0     (0.4)
                                      -----------------------
  Income (loss) from continuing
  operations                            1.3%    (0.7)%   (1.7)%
                                      -----------------------

--
8

--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

FISCAL 1997 COMPARED TO FISCAL 1996
     Sales for the twelve months ended March 31, 1997 were $1,354.3 million, a decrease of 0.4% from the prior year period. Sales for the tobacco division were $997.4 million, an increase of 7.8% from the corresponding period in 1996. The increase in tobacco division sales was due to higher average prices and improved sales mix. Tobacco volumes sold decreased by 4.8% from the prior year period which included sales of old crop tobacco. Volume increases in the United States partially offset declines in other areas.
     Nontobacco sales for the twelve months ended March 31, 1997 were $356.8 million, a decrease of 17.8% from the prior year period. The decrease in nontobacco sales was primarily due to lower average wool prices. Wool volumes were lower than the prior year period as volume increases in Argentina, South Africa and the United Kingdom were offset by declines in other markets as the Company focused its efforts on its scouring and topmaking operations.
     Gross profit for the twelve months ended March 31, 1997 increased by $14.2 million from $90.5 million in the prior year period to $104.7 million and increased as a percentage of sales. Gross profit for the tobacco division increased by $4.8 million from $80.5 million, or 8.7% of tobacco division sales, in the prior period to $85.3 million, or 8.6% of tobacco division sales. The increase in tobacco division gross profit was due primarily to the 7.8% increase in tobacco division sales and a 22.2% decrease in interest.
     Nontobacco gross profit for the twelve months ended March 31, 1997 increased by $9.4 million from $10.0 million, or 2.3% of nontobacco sales, in the prior period to $19.4 million, or 5.4% of nontobacco sales. The increase in gross profit was due to a 24.7% decrease in interest for the wool division.
     Selling, general and administrative expenses for the twelve months ended March 31, 1997 decreased by $4.8 million and was lower as a percentage of sales. Selling, general and administrative expenses for the tobacco division decreased by $1.9 million from $53.5 million, or 5.8% of tobacco division sales, in the prior period to $51.6 million, or 5.2% of tobacco division sales.
     Nontobacco selling, general and administrative expenses for the twelve months ended March 31, 1997 decreased by $2.9 million from $24.1 million, or 5.6% of nontobacco sales, in the prior period to $21.2 million, or 5.9% of nontobacco sales. The increase in nontobacco selling, general and administrative expenses as a percentage of sales was due to the 17.8% reduction in nontobacco sales.
     Restructuring charges for the twelve months ended March 31, 1996 of $12.5 million ($11.0 million after tax) reflect a provision made for the restructuring of the nontobacco operations. The major components of the restructuring charges relate to the wool division and include: (i) approximately $2.1 million associated with the closure of the wool processing facility in Argentina; (ii) approximately $3.6 million for the write-off of goodwill; (iii) approximately $2.8 million associated with the write-off of export incentive allowances; and
(iv) approximately $2.5 million of expenses related to the terminated sale of the wool division and other miscellaneous restructuring costs. To date in Argentina, the wool processing operations have been discontinued, the factory has been leased to a third party, 181 employees have been terminated and certain impaired assets have been written down. In Australia, operations have been consolidated under one management team to better and more efficiently serve this

                                                                              --
                                                                               9

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)
--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

market. The wool tops departments in the German and French companies have been reorganized to streamline their marketing efforts. The Company has undertaken a feasibility study to improve operational efficiencies in the French topmaking factory. For the twelve months ended March 31, 1997, the restructuring resulted in lower overhead costs of approximately $1.1 million. With the exception of the export incentive issue, which is expected to be resolved in fiscal 1998, substantially all incurred amounts relating to the restructuring had been expended at March 31, 1997.
     Other income (expense), net for the twelve months ended March 31, 1997 decreased by $1.2 million.
     Income taxes increased $6.0 million for the twelve months ended March 31, 1997 compared to the prior year period. Prior year income tax provisions were required for certain jurisdictions where profits were earned despite overall pretax losses. Income tax charges or credits vary as a percentage of pretax income or loss due to differences in tax rates and relief available in areas where profits are earned or losses are incurred.
     Minority interests for the twelve months ended March 31, 1997 decreased by $0.9 million due to sales and earning decreases in the Company's 51.0% owned oriental tobacco businesses in Greece and Turkey.
     Equity in earnings (losses) of affiliates for the twelve months ended March 31, 1997 increased $1.5 million from the prior year period both in absolute dollars and as a percentage of sales.
     Income from continuing operations for the twelve months ended March 31, 1997 increased by $26.3 million from a loss of $9.4 million in the prior period to $16.9 million. Income (loss) from discontinued operations in 1996 reflect the reversal of a $10.1 million provision for the loss on the disposal of the wool division. An agreement to sell this division expired by its terms in December 1995. Net income for the twelve months ended March 31, 1997 was $16.9 million, or $1.78 per share, compared to net income of $0.6 million, or $0.01 per share, for the prior year period.

FISCAL 1996 COMPARED TO FISCAL 1995
     Sales for 1996 were $1,359.5 million, an increase of 12.5% from the prior year. Sales for the tobacco division were $925.5 million, an increase of 22.4% from 1995. The increase in tobacco division sales was due to a 10.4% increase in volumes, higher average prices and a change in sales mix. Tobacco sales in the United States achieved record volumes despite lower processing for stabilization pools. Gains in Turkey resulted largely from sales of old crop tobacco purchased from the local monopoly. Increased demand in Greece combined with the timing of shipments led to substantial increases in sales. Volume growth continued in Malawi and Zimbabwe and the Company is continuing to expand in certain secondary markets in Africa.
     Nontobacco sales for 1996 were $434.0 million, a decrease of 5.2% from the prior year. The decrease in nontobacco sales was primarily due to lower wool volumes, which decreased 13.6% from the prior year. Various factors resulted in difficult trading conditions in the wool industry. The lowering of worldwide inventory levels, a drop in European apparel sales, and tighter controls on imports in China were major factors in the 33.3% year-to-year drop in the Australian market price indicator. Sales of merino wool for the apparel industry were affected most drastically. The Company believes that wool prices will slowly rise over the next few years as the Australian stockpile is further reduced.

--
10

--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

     Gross profit for 1996 increased by $9.0 million from $81.5 million in the prior year to $90.5 million and remained constant as a percentage of sales. Gross profit for the tobacco division increased by $31.3 million from $49.2 million, or 6.5% of tobacco division sales, in the prior year to $80.5 million, or 8.7% of tobacco division sales. The increase in tobacco division gross profit was primarily due to the 22.4% increase in the tobacco division sales.
     Nontobacco gross profit for 1996 decreased by $22.2 million from $32.2 million, or 7.0% of nontobacco sales, in the prior year to $10.0 million, or 2.3% of nontobacco sales. The decrease in nontobacco gross profit was due to the 5.2% decrease in sales and a 21.3% increase in interest.
     Selling, general and administrative expenses for 1996 decreased by $2.9 million and decreased as a percentage of sales. Selling, general and administrative expenses for the tobacco division decreased by $3.8 million from $57.3 million, or 7.6% of tobacco division sales, in the prior year to $53.5 million, or 5.8% of tobacco division sales. The decrease in tobacco division selling, general and administrative expenses as a percentage of sales in 1996 was due to significant provisions for receivables, debt restructuring and redundancy costs of $6.5 million, $2.0 million and $0.5 million, respectively, that were taken in 1995.
     Nontobacco selling, general and administrative expenses for 1996 increased by $0.8 million from $23.3 million, or 5.1% of nontobacco sales, in the prior year to $24.1 million, or 5.6% of nontobacco sales. The increase in nontobacco selling, general and administrative expenses as a percentage of sales was primarily due to the effect of lower prices on sales.
     Restructuring charges for 1996 of $12.5 million ($11.0 million after tax) reflect a provision made for the restructuring of the nontobacco operations. The major components of the restructuring charges relate to the wool division and include: (i) approximately $2.1 million for closure of a wool processing facility in Argentina; (ii) approximately $3.6 million for the write-off of goodwill; (iii) approximately $2.8 million associated with the write-off of export incentive allowances; and (iv) approximately $2.5 million for expenses related to the terminated sale of the wool division and other miscellaneous restructuring costs.
     Other income (expense), net for 1996 decreased by $7.6 million from 1995, as a $13.5 million pretax gain on the disposal of assets in Korea in 1995 more than offset a 1996 gain on the sale of marketable securities in Turkey and proceeds from staff training subsidies in Greece.
     Income taxes for 1996 totaled $6.8 million compared to $16.4 million the prior year. Income taxes in 1995 included a provision of $1.8 million for an income tax assessment under appeal and a nonrecurring charge of $1.6 million on dividends remitted by a foreign subsidiary that could not be offset by foreign tax credits. In both years, income tax provisions were required for certain jurisdictions where profits were earned despite overall pretax losses. Tax charges or credits vary as a percentage of pretax income or loss due to differences in tax rates and relief available in areas where profits are earned or losses are incurred.
     Minority interests for 1996 decreased by $4.8 million from the prior year. The portion of income attributable to minority interest of $9.6 million in 1995 included the gain on the sale of property in Korea discussed above.
     Equity in earnings (losses) of affiliates for 1996 decreased by $4.4 million from the prior

                                                                              --
                                                                              11

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)
--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

year. The Company's share of losses in affiliates decreased to $69,000 in 1996 from $4.5 million in 1995 primarily because the prior year included losses by an Italian affiliate which became a consolidated subsidiary in December 1996.
     The loss from continuing operations for 1996 decreased by $11.1 million from the prior year. Income (loss) from discontinued operations reflects the $10.1 million provision made in 1995 for a loss on the disposal of the wool division. When the sales agreement lapsed in December 1995 due principally to difficulty in obtaining certain regulatory approvals and declining market conditions, the provision was reversed in 1996 and overall net income in 1996 was $608,000, or $0.01 per share, compared to a net loss of $30.5 million, or $3.34 per share, in 1995.

LIQUIDITY AND CAPITAL RESOURCES
     Working capital at March 31, 1997 was $120.1 million, up from $55.8 million at March 31, 1996 as contributions from operating activities resulted in reduced borrowings. Additionally, the net proceeds of $47.0 million from a 3,022,500 secondary share issue completed subsequent to March 31, 1997 resulted in reclassifying a like amount of short-term borrowings to long-term debt at year end. Capital expenditures of $12.8 million for the twelve months ended March 31, 1997 related mostly to expansion of warehouse facilities in Greece and routine expenditures in the U.S. tobacco division. The Company continues to closely monitor its inventories which were down $3.3 million from the prior year, primarily because of reduced wool inventory which offset higher tobacco inventory attributable to increased business activity and higher tobacco prices. Uncommitted tobacco inventory decreased to $22.8 million from $31.5 million.
     FINANCING ARRANGEMENTS. The Company's revolving credit facilities include a $100.0 million facility for U.S. tobacco operations and a $155.0 million facility for non-U.S. tobacco operations, both of which expire in June 1998. In addition, the Company has local lines totaling approximately $265.0 million for tobacco operations in Africa, Europe and the Far East. Separate facilities are in place for the wool operations totaling approximately $127.0 million. In 1997, the Company's total borrowing requirements ranged from a high of $372.7 million in November 1996 to a low of $294.9 million in April 1996. The Company normally uses short-term bank facilities to support working capital requirements, which typically peak in the third quarter.
     Based on the improving outlook for the business and the restructuring of the wool division, management anticipates that it will be able to service the interest and principal on its indebtedness, maintain adequate working capital and provide for capital expenditures out of operating cash flow and available borrowings under its credit facilities. The Company's future operating performance will be subject to economic conditions and to financial, political, agricultural and other factors, many of which are beyond the Company's control.
     Although the Company has historically paid quarterly cash dividends, the Board of Directors, in response to a tightening of the Company's financial resources, decided to suspend such dividend payments in December 1995, and has instead issued quarterly stock dividends since that time. The Board of Directors intends to return to the Company's historical cash dividend policy at such time as the Company's financial position justifies such action. The payment and amount of future dividends will depend upon the Company's financial condition, earnings and capital requirements and such other factors as the Board deems relevant. In addition, certain

--
12

--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

debt agreements to which the Company and its subsidiaries are parties contain financial covenants, including covenants to maintain a designated maximum leverage ratio and a minimum tangible net worth, which could have the effect of restricting or prohibiting the payment of cash dividends. Under its most restrictive covenant, the Company had approximately $17.5 million of retained earnings available for distribution as dividends at March 31, 1997. At this time, it is uncertain when the Company will resume the payment of cash dividends.
     On January 31, 1997, the Company terminated the Employee Stock Ownership Plan (the "ESOP") established by W A Adams Company prior to that company's acquisition by the Company. This termination involved the redemption by the Company of 24,602 shares of ESOP Preferred Stock for an aggregate price of $2.5 million in cash and the issuance of 14,075 shares of Common Stock. The remaining 62,875 shares of unallocated ESOP Preferred Stock were canceled.
     The Company intends to continue to strengthen its financial position by reducing its overall leverage and its reliance on short-term borrowings. In addition to its local credit facilities, the Company is currently evaluating additional financing alternatives, including the establishment of a global credit facility and a private or public placement of long-term debt securities, the proceeds of which would be used to reduce short-term borrowings. There can be no assurance, however, that the Company will be able to complete any such transactions.

TAX AND REPATRIATION MATTERS
     The Company and its subsidiaries are subject to income tax laws in each of the countries in which they do business through wholly-owned subsidiaries and through affiliates. The Company makes a comprehensive review of the income tax requirements of each of its operations, files appropriate returns and makes appropriate income tax planning analyses directed toward the minimization of its income tax obligations in these countries. Appropriate income tax provisions are determined on an individual subsidiary level and at the corporate level on both an interim and annual basis. These processes are followed using an appropriate combination of internal staff at both the subsidiary and corporate levels as well as independent outside advisors in review of the various tax laws and in compliance reporting for the various operations.
     The undistributed earnings of certain foreign subsidiaries are not subject to additional foreign income taxes nor considered to be subject to U.S. income taxes unless remitted as dividends. The Company intends to reinvest such undistributed earnings indefinitely; accordingly, no provision has been made for U.S. taxes on those earnings. The Company regularly reviews the status of the accumulated earnings of each of its U.S. and foreign subsidiaries as part of its overall financing plans.

FORWARD-LOOKING STATEMENTS
     Statements in this report that are not purely statements of historical fact may be deemed to be forward-looking. Readers are cautioned that any such forward-looking statements are based upon management's current knowledge and assumptions, and actual results could be affected in a material way by many factors, including ones over which the Company has little or no control, e.g. unforeseen changes in shipping schedules; the balance between supply and demand; and market, economic, political and weather conditions. The Company assumes no obligation to update any of these forward-looking statements.

                                                                              --
                                                                              13

CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

                                                                                                                MARCH 31
                                                                                                    --------------------
                                                                                                        1997        1996
IN THOUSANDS, EXCEPT SHARE DATA
ASSETS
Cash                                                                                                $ 41,117    $ 78,688
Receivables (Note 3)                                                                                 266,560     252,117
Inventories (Notes 1 and 4)                                                                          256,519     259,781
Prepaid expenses                                                                                       6,285       3,690
Marketable securities (Note 1)                                                                           837       5,325
                                                                                                    --------------------
  Current assets                                                                                     571,318     599,601
Property, plant and equipment (Notes 1 and 5)                                                        122,013     134,498
Investment in affiliates (Notes 1 and 6)                                                              12,533      11,442
Other assets (Notes 1, 7 and 11)                                                                      29,821      37,283
                                                                                                    --------------------
  Total assets                                                                                      $735,685    $782,824
                                                                                                    --------------------
LIABILITIES
Short-term borrowings (Note 8)                                                                      $272,325    $373,625
Current portion of long-term debt (Note 10)                                                            8,985      11,665
Accounts payable (Note 9)                                                                            141,145     133,737
Taxes accrued (Note 16)                                                                               28,758      24,776
                                                                                                    --------------------
  Current liabilities                                                                                451,213     543,803
Long-term debt (Note 10)                                                                              70,252      31,818
Convertible subordinated debentures (Note 10)                                                         69,000      69,000
Retirement and other benefits (Note 11)                                                               19,127      18,498
Deferred taxes (Notes 1 and 16)                                                                        5,819       9,632
Commitments and contingencies (Note 12)                                                                    -           -
                                                                                                    --------------------
  Total liabilities                                                                                  615,411     672,751
                                                                                                    --------------------
MINORITY INTERESTS (Note 1)                                                                           30,312      27,473
                                                                                                    --------------------
ESOP redeemable preferred stock (Note 13)                                                                  -       8,748
Unearned ESOP compensation (Note 13)                                                                       -      (6,320)
                                                                                                    --------------------
SHAREHOLDERS' EQUITY
Preferred stock, $1.65 par value (Note 13) Authorized shares 1,000,000;
  Issued none (1996 - 87,477 to ESOP)
Common stock, $0.20 par value (Note 13) Authorized shares 100,000,000;
  Issued 12,126,270 shares (1996 - 11,624,275)                                                         2,425       2,325
Additional paid-in capital (Note 13)                                                                  50,324      43,660
Unearned restricted stock plan compensation (Note 13)                                                   (321)       (435)
Treasury stock at cost, 2,591,790 shares (1996 - 2,490,661) (Note 13)                                 (3,799)     (2,384)
Retained earnings                                                                                     58,089      46,450
Cumulative translation adjustments (Notes 1 and 14)                                                  (16,756)     (9,444)
                                                                                                    --------------------
     Total shareholders' equity                                                                       89,962      80,172
                                                                                                    --------------------
     Total liabilities and equity                                                                   $735,685    $782,824
                                                                                                    --------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

--
14

CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS
--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

                                                                                                   YEAR ENDED MARCH 31
                                                                                --------------------------------------
                                                                                     1997          1996          1995
IN THOUSANDS, EXCEPT PER SHARE DATA

Sales                                                                           $1,354,270    $1,359,450    $1,213,565

Cost of sales
   - Materials, services and supplies (Note 4)                                   1,217,380     1,227,568     1,097,119
   - Interest                                                                       32,197        41,369        34,981
                                                                                --------------------------------------
  Gross Profit                                                                     104,693        90,513        81,465
Selling, general and administrative expenses                                        72,782        77,608        80,509
Restructuring charges (Note 2)                                                           -        12,500             -
  Other interest expense                                                             9,920         9,559         9,947
Other income (expense), net (Note 15)                                               10,254        11,412        18,971
                                                                                --------------------------------------
  Income (loss) before taxes                                                        32,245         2,258         9,980
Income taxes (Notes 1 and 16)                                                       12,782         6,836        16,370
                                                                                --------------------------------------
  Income (loss) after taxes                                                         19,463        (4,578)       (6,390)

Minority interests (Note 1)                                                         (3,938)       (4,795)       (9,634)
Equity in earnings (losses) of affiliates (Note 6)                                   1,412           (69)       (4,470)
                                                                                --------------------------------------

  Income (loss) from continuing operations                                          16,937        (9,442)      (20,494)
Income (loss) from discontinued operations (Note 2)                                      -        10,050       (10,050)
                                                                                --------------------------------------
  Net income (loss)                                                                 16,937           608       (30,544)
ESOP preferred stock dividends, net of tax                                            (347)         (474)         (485)
                                                                                --------------------------------------
  Net income (loss) applicable to common stock                                      16,590           134       (31,029)
  Retained earnings at beginning of year                                            46,450        50,530        84,807
Common stock dividends                                                              (4,951)       (4,214)       (3,248)
                                                                                --------------------------------------
  Retained earnings at end of year                                              $   58,089    $   46,450    $   50,530
                                                                                --------------------------------------
Earnings (loss) per common share (Note 1):
Primary - from continuing operations                                                 $1.78        $(1.07)       $(2.25)
         - from discontinued operations                                                  -         $1.08        $(1.09)
         - net                                                                       $1.78         $0.01        $(3.34)
         - average shares outstanding                                                9,314         9,307         9,288

Fully diluted - net                                                                  $1.69             *             *
             - average shares outstanding                                           11,793             *             *

* Not applicable because fully diluted calculations included adjustments which are antidilutive.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                                                              --
                                                                              15

CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

                                                                                                     YEAR ENDED MARCH 31
                                                                                       ---------------------------------
                                                                                           1997        1996         1995
IN THOUSANDS

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                                      $ 16,937    $    608    $ (30,544)
  Depreciation and amortization                                                          20,866      24,393       16,413
  Minority interests                                                                      3,938       4,795        9,634
  Deferred income taxes                                                                    (484)       (968)         793
  Undistributed losses of affiliates net of dividends received                           (1,268)        166        4,626
  Gain on disposition of property, plant and equipment                                   (2,252)     (1,093)     (13,581)
  Loss (income) from discontinued operations                                                  -     (10,050)      10,050
  Other                                                                                   2,483      (5,244)       3,404
                                                                                       ---------------------------------
                                                                                         40,220      12,607          795
Net changes in working capital other than cash
  Receivables                                                                           (22,807)    (24,752)      59,665
  Inventories                                                                            (5,475)     85,901       38,342
  Current payables                                                                       22,721     (23,909)      (3,382)
                                                                                       ---------------------------------
CASH PROVIDED BY OPERATING ACTIVITIES                                                    34,659      49,847       95,420
                                                                                       ---------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment - additions                                               (12,816)    (12,211)     (17,328)
                              - dispositions                                              5,072       3,151       16,274
Minority interest                                                                             -      (7,740)           -
Business (acquisitions) dispositions                                                      3,304         440       (2,605)
                                                                                       ---------------------------------
CASH USED FOR INVESTING ACTIVITIES                                                       (4,440)    (16,360)      (3,659)
                                                                                       ---------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term borrowings                                                       10,405       9,645       10,442
Repayment of long-term borrowings                                                       (21,131)    (14,968)     (29,113)
Net change in short-term borrowings                                                     (54,257)     (5,330)     (86,406)
Dividends paid, net of tax                                                                 (347)       (474)        (485)
Purchase and retirement of ESOP Preferred Stock                                          (2,460)          -            -
Other                                                                                         -         114          213
                                                                                       ---------------------------------
CASH USED FOR FINANCING ACTIVITIES                                                      (67,790)    (11,013)    (105,349)
                                                                                       ---------------------------------
Increase/(decrease) in cash for year                                                    (37,571)     22,474      (13,588)
Cash at beginning of year                                                                78,688      56,214       69,802
                                                                                       ---------------------------------
CASH AT END OF YEAR                                                                    $ 41,117    $ 78,688    $  56,214
                                                                                       ---------------------------------
Cash payments for - interest                                                           $ 42,790    $ 44,426    $  47,588

                     - income taxes                                                    $  9,057    $  6,433    $   8,441

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

--
16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

1. SIGNIFICANT ACCOUNTING POLICIES
    a) CONSOLIDATION. The accounts of all subsidiary companies are included in the consolidated financial statements and all intercompany transactions have been eliminated. Investments in affiliated companies are accounted for by the equity method of accounting.
    b) FOREIGN CURRENCY. Assets and liabilities of foreign subsidiaries are translated at year-end exchange rates. The effects of these translation adjustments are reported in a separate component of shareholders' equity. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved and translation adjustments in countries with highly inflationary economies are included in net income.
    c) MARKETABLE SECURITIES. Marketable securities are classified as available for sale and consist of liquid equity securities. The specific identification method is used to determine gains and losses when securities are sold.
    d) INTANGIBLE ASSETS. The Company's policy is to amortize goodwill on a straight line basis over its estimated useful life not to exceed 40 years. The Company assesses recoverability of goodwill based on management's projections of future cash flows of acquired businesses.
    e) PROPERTY, PLANT AND EQUIPMENT. The cost of significant improvements to property, plant and equipment is capitalized. Maintenance and repairs are expensed as incurred. Provision for depreciation is charged to operations over the estimated useful lives, primarily 3-30 years, of the assets on a straight-line basis.
    f) INVENTORIES. Inventories, which are primarily packed leaf tobacco and wool, are stated at the lower of specific cost or estimated net realizable value. Cost of tobacco includes a proportion of interest, buying commission charges and factory overheads which can be related directly to specific items of inventory. Cost of wool includes all direct costs except interest. Items are removed from inventory on an actual cost basis.
    g) REVENUE RECOGNITION. Sales and revenue are recognized on the passage of title.
    h) INCOME TAXES. The Company provides deferred income taxes on differences between the carrying value of assets and liabilities for financial reporting purposes and the amounts used for tax purposes and operating loss carryforwards.
    i) MINORITY INTERESTS. Minority interests represent the interest of third parties in the net assets of certain subsidiary companies.
    j) COMPUTATION OF EARNINGS PER COMMON SHARE. Primary earnings per share are computed by dividing earnings, less preferred stock dividends payable to ESOP, net of tax, by the weighted average number of shares outstanding during each year. Earnings per share and weighted average number of shares outstanding for all prior periods have been restated to give effect to the increase in number of shares outstanding resulting from quarterly stock dividends. Fully diluted earnings per share assumes the conversion into common stock of all the 7 1/4% Convertible Subordinated Debentures and ESOP preferred stock at the date of issue, thereby increasing the weighted average number of shares deemed to be outstanding during each period, and adding back to primary earnings the after-tax interest expense.
    k) NEWLY ISSUED ACCOUNTING PRONOUNCEMENTS. In February 1997, Statement of Financial Accounting Standards No. 128, EARNINGS PER SHARE, was issued. This Statement establishes standards for computing and presenting earnings per share
(EPS) and applies to entities with publicly held common stock or potential common stock. This Statement simplifies the standards for computing earnings per share previously found in APB No. 15, EARNINGS PER SHARE, and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. This Statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. This Statement requires restatement of all prior-period EPS data presented. The adoption of this Statement will not have a material impact on the Company's financial statements.
    In October 1995, Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, was issued. Statement No. 123, which was effective for the Company beginning April 1, 1996, requires expanded disclosure of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply APB No. 25, which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company will apply APB No. 25 to its stock-based compensation awards to employees and will disclose the pro forma effect on net income and earnings per share.
    l) LONG-LIVED ASSETS. As required, the Company adopted Statement of Financial Accounting Standards No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. Accordingly, long-lived assets are reviewed for impairment on a market-by-market basis whenever events or changes in the circumstances indicate that the carrying amount of an asset may not be recoverable. If an evaluation is required, the projected future undiscounted future cash flows attributable to each market would be compared to the carrying value of the long-lived assets (including an allocation of goodwill, if appropriate) of that market if a write-down to fair value is required. The Company also evaluates the remaining useful lives to determine whether events and circumstances warrant revised estimates of such lives.
    m) USE OF ESTIMATES AND ASSUMPTIONS. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
    n) RECLASSIFICATION. Certain amounts in prior year statements have been reclassified for conformity with current statement presentation.

2. DISCONTINUED OPERATIONS AND RESTRUCTURING CHARGES
    a) DISCONTINUED OPERATIONS. In fiscal 1995, the Company entered into an agreement to sell its wool operations. During the third quarter of fiscal 1996, the proposed sale was terminated. Accordingly, the results of operations of the wool business for the

                                                                              --
                                                                              17

--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

prior periods have been reclassified from discontinued operations to continuing operations. The estimated loss on disposal of $10.1 million in 1995 was reversed in 1996. The estimated loss was determined by deducting the $56 million estimated net asset value of discontinued wool operations (i.e., sales price) from the $66.1 million value of net assets held for sale.
    Assets, liabilities, revenues and operating profits (losses) for the fiscal year ending 1995, the year the wool operations were reported as discontinued operations, were as follows:

IN THOUSANDS                                         1995
-----------------------------------------------------------
Total assets                                       $294,290
Total liabilities                                   216,326
Revenues                                            440,112
Pretax operating income                              10,002

    In December 1993, the Company completed the sale of its Caro-Green Nursery business to Zelenka Nursery Inc. At March 31, 1997, the consolidated balance sheet includes notes receivable from the purchaser totaling approximately $2.7 million.
    b) RESTRUCTURING CHARGES. As a result of the termination of the sale of the wool operations, the Company implemented a reorganization plan for its nontobacco business and determined that a pretax restructuring charge of $12.5 million ($11.0 million after-tax) was appropriate. The major components of the restructuring charges relate to the wool division and include: (i) approximately $2.1 million associated with the closure of the wool processing facility in Argentina; (ii) approximately $3.6 million for the write-off of goodwill; (iii) approximately $2.8 million associated with the write-off of export incentive allowances; and (iv) approximately $2.5 million of expenses related to the terminated sale of the wool division and other miscellaneous restructuring costs. To date in Argentina, the wool processing operations have been discontinued, the factory has been leased to a third party, 181 employees have been terminated and certain impaired assets have been written down. In Australia, operations have been consolidated under one management team to better and more efficiently serve this market. The wool tops departments in the German and French companies have been reorganized to streamline their marketing efforts. The Company has undertaken a feasibility study to improve operational efficiencies in the French topmaking factory. For the year ended March 31, 1997, the restructuring resulted in lower depreciation, amortization and personnel costs of approximately $1.1 million. With the exception of the export incentive issue, which is expected to be resolved in fiscal 1998, substantially all incurred amounts related to the restructuring had been expended at March 31, 1997.
3. RECEIVABLES

IN THOUSANDS                             1997        1996
-----------------------------------------------------------
Trade accounts                         $180,926    $173,413
Advances to suppliers                    48,349      36,701
Affiliated companies                      9,773      17,357
Other                                    31,113      30,196
                                       --------------------
                                        270,161     257,667
Allowances for doubtful accounts         (3,601)     (5,550)
                                       --------------------
                                       $266,560    $252,117
                                       --------------------

4. INVENTORIES

IN THOUSANDS                             1997        1996
-----------------------------------------------------------
Tobacco                                $181,349    $160,721
Nontobacco                               75,170      99,060
                                       --------------------
                                       $256,519    $259,781
                                       --------------------

    Tobacco inventories at March 31, 1997 and 1996 included capitalized interest, totaling $4.3 million and $4.2 million, and valuation reserves for tobacco and wool of $4.9 million and $5.2 million, respectively. Inventory valuation provisions included in cost of sales totaled approximately $0.9 million, $1.4 million and $5.3 million in 1997, 1996 and 1995, respectively.

5. PROPERTY, PLANT AND EQUIPMENT

IN THOUSANDS                             1997        1996
-----------------------------------------------------------
Land                                   $ 14,063    $ 15,318
Buildings                                77,116      76,464
Machinery and equipment                 131,124     133,959
Furniture and fixtures                   13,157      12,023
Construction in progress                  2,322       1,210
                                       --------------------
                                        237,782     238,974
Accumulated depreciation               (115,769)   (104,476)
                                       --------------------
                                       $122,013    $134,498
                                       --------------------

    Depreciation expense was $18.1 million, $18.1 million and $14.7 million in 1997, 1996 and 1995, respectively.

6. AFFILIATED COMPANIES
    a) Net investment in affiliated companies are represented by the following:

IN THOUSANDS                             1997        1996
-----------------------------------------------------------
Net current assets (liabilities)       $  4,421    $  4,445
Property, plant and equipment            29,446      24,156
Other long-term assets (liabilities)       (132)      1,977
Interests of other shareholders         (21,033)    (19,018)
                                       --------------------
Company's interest                       12,702      11,560
Provision for withholding taxes            (169)       (118)
                                       --------------------
Net investments                        $ 12,533    $ 11,442
                                       --------------------

    b) The results of operations of affiliated companies were:

                                  YEAR ENDED MARCH 31
IN THOUSANDS                  1997        1996        1995
------------------------------------------------------------
Sales                       $119,022    $ 82,527    $ 99,236
                            --------------------------------
Income (loss) before
  taxes                     $  5,627    $  2,493      (2,468)
Income taxes                   2,104       2,259       1,074
                            --------------------------------
Net income (loss)           $  3,523    $    234    $ (3,542)
                            --------------------------------
Company's share             $  1,463    $   (260)   $ (4,567)
Withholding taxes                (51)        191          97
                            --------------------------------
Equity in earnings
  (losses)                  $  1,412    $    (69)   $ (4,470)
                            --------------------------------
Dividends received          $    148    $     96    $    154
                            --------------------------------

--
18

--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

The Company's significant affiliates and percentage of ownership at March 31, 1997 follow: Adams International Ltd, 49.0% (Thailand), Siam Tobacco Export Corporation Ltd, 49.0% (Thailand), Tobacco Processors (Lilongwe) Ltd, 51.9% (Malawi) and Independent Wool Dumpers Pty Ltd, 16.8% (Australia). Audited financial statements of affiliates are obtained annually.
7. OTHER ASSETS

IN THOUSANDS                               1997       1996
------------------------------------------------------------
Cash surrender value of life insurance
  policies (face amount $42,765)          $12,775    $12,567
Policy loans                                6,246      6,780
                                          ------------------
                                            6,529      5,787
Bank deposits                                 418        118
Receivables                                14,588     17,851
Due from affiliates                            39        823
Investments                                     2      3,294
Excess of purchase price of
  subsidiaries over net assets
  acquired - net of accumulated
  amortization of $7,354
  (1996 - $7,231)                           4,224      4,347
Other                                       4,021      5,063
                                          ------------------
                                          $29,821    $37,283
                                          ------------------

8. SHORT-TERM BORROWINGS

IN THOUSANDS                  1997        1996        1995
------------------------------------------------------------
Weighted average interest
  on borrowings at end of
  year                          8.0%        8.5%        9.8%
Weighted average interest
  rate on borrowings
  during the year1              8.0%        9.0%        9.2%
Maximum amount
  outstanding at any
  month-end                 $372,747    $433,646    $450,590
Average month-end amount
  outstanding               $337,178    $388,875    $401,923
Amount outstanding at
  year-end2                 $272,325    $373,625    $378,955

1 Computed by dividing short-term interest expense and amortized financing costs by average short-term debt outstanding.
2 During the first quarter of fiscal 1998 the Company completed a secondary issue of 3,022,500 shares, from which the $47.0 million proceeds have been classified as long-term debt for accounting purposes and applied as a reduction of short-term borrowings at March 31, 1997. At June 30, 1997 the $47.0 million will be reclassified from long-term debt to shareholders' equity. This amount has been excluded from the calculation of average month-end amounts outstanding.

   At March 31, 1997, under agreements with various banks, total short-term credit facilities for continuing operations of $646.9 million (1996 - $694.0 million) were available to the Company of which $71.0 million (1996 - $53.0 million) were being utilized for letters of credit and guarantees and $299.0 million (1996 - $287.0 million) were unused.
   The Company's revolving credit facilities at March 31, 1997 included a $100.0 million facility for U.S. tobacco operations and a $155.0 million master credit facility for non-U.S. tobacco operations, both expiring in June 1998, in addition to local lines of approximately $265.0 million. Also, separate facilities totaling $127.0 million are in place for wool operations.
   At March 31, 1997 substantially all of the Company's assets were pledged against current and long-term borrowings.

9. ACCOUNTS PAYABLE

IN THOUSANDS                             1997        1996
-----------------------------------------------------------
Trade accounts                         $108,476    $100,286
Affiliated companies                      3,449          18
Other accruals and payables              29,220      33,433
                                       --------------------
                                       $141,145    $133,737
                                       --------------------

10. LONG-TERM DEBT

IN THOUSANDS                               1997       1996
------------------------------------------------------------
6.48% fixed rate loans repayable
  annually through 1998                   $ 3,637    $ 6,472
Floating rate loan at prime through
  March 1999 (1997 average 8.25%)           8,667          -
10.4% loan repayable annually through
  2000                                      4,900      6,000
Floating rate note, at 82% of prime,
  repayable in 2001 (1997 average
  8.25%)                                    2,940      2,940
11.95% loan repayable through 2001          2,346      3,129
Italian prime + 1/8% payable through
  2002 (1997 average 10.6%)                 3,458      4,273
9.82% fixed rate loan repayable
  annually through 2005                     3,282      3,566
9.25% note repayable through 2005           1,762      1,978
9.25% fixed rate loan repayable
  annually through 1997                         -        820
Floating rate loan at 1.5% above LIBOR
  repayable annually through 1998               -      1,175
Floating rate loan, at 1.75% above
  LIBOR, repayable quarterly through
  March 1999                                    -      1,535
Senior notes, at 1.75% above LIBOR
  repayable quarterly through March
  1999                                          -      3,103
Floating rate loan, at 1.75% above
  three-month negotiable CD rate,
  repayable quarterly through March
  2002                                          -      6,533
Other                                       1,202      1,959
                                          ------------------
                                           32,194     43,483
Current portion                            (8,985)   (11,665)
Revolving credit facilities (See Note
  8)                                       47,043          -
                                          ------------------
                                          $70,252    $31,818
                                          ------------------

    Long-term debt maturing after one year is as follows: 1999 - $11,537; 2000 - $3,963; 2001 - $4,760; 2002 - $716; and thereafter - $2,233.
    At March 31, 1997, the Company reclassified $47.0 million of borrowings under its revolving credit facilities as long-term debt. The Company has both the intent and ability to refinance this amount on a long-term basis.

CONVERTIBLE SUBORDINATED DEBENTURES
    On November 13, 1991 the Company issued $69.0 million of 7 1/4% Convertible Subordinated Debentures due March 31, 2007. Adjusted for subsequent stock dividends, the debentures currently are convertible into shares of common stock of the Company at a conversion price of $29.38. The debentures are subordinated in right of payment to all senior indebtedness, as defined, of the

                                                                              --
                                                                              19

--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

Company, and as of March 31, 1995 became redeemable in whole or in part at the option of the Company any time. Beginning March 31, 2003 the Company will make annual payments to a sinking fund which will be sufficient to retire at least 5% of the principal amount of issued Debentures reduced by earlier conversions, redemptions and repurchases.
    At March 31, 1997, substantially all of the Company's assets were pledged against current and long-term borrowings.

11. BENEFITS
    The Company has a noncontributory defined benefit pension plan covering substantially all full-time salaried employees in the United States and a Supplemental Executive Retirement Plan ("SERP") covering benefits otherwise limited by Section 401(a)(17) (Compensation Limitation) and Section 415 (Benefits Limitation) of the Internal Revenue Code. Various other pension plans are sponsored by foreign subsidiaries. Benefits under the plans are based on employees' years of service and eligible compensation. Foreign plans which are significant and considered to be defined benefit pension plans have adopted Statement of Financial Accounting Standards No. 87, EMPLOYERS' ACCOUNTING FOR PENSIONS. The Company's policy is to contribute amounts to the U.S. plan sufficient to meet or exceed funding requirements of federal benefit and tax laws.

U.S. PLAN
    A summary of pension costs follows:

                                        YEAR ENDED MARCH 31
IN THOUSANDS                          1997     1996     1995
-------------------------------------------------------------
Service cost - benefits earned
  during the year                     $ 498    $ 433    $ 421
Interest cost on projected benefit
  obligation                            649      549      501
Recognized return on plan assets       (832)    (670)    (583)
Net amortization                        (29)     (72)     (37)
                                      -----------------------
Net pension cost                      $ 286    $ 240    $ 302
                                      -----------------------

    The funded status of the U.S. plans, which include a book-reserve SERP, at March 31 is shown below:

                                    Assets exceed       ABO exceeds
                                -----------------------------------
                                              ABO            assets
IN THOUSANDS                     1997      1996      1997     1996
-------------------------------------------------------------------
Actuarial present value of
 benefit obligations:
    - vested                    $ 7,265   $ 6,429   $    -   $    -
    - nonvested benefits             44        56      486      334
                                -----------------------------------
Accumulated benefit obligation    7,309     6,485      486      334
Benefits attributable to
 projected salaries               2,142     1,989       51      152
                                -----------------------------------
Projected benefit obligation      9,451     8,474      537      486
Plan assets at fair value        11,505    10,391        -        -
                                -----------------------------------
Assets in excess of (less than)
 projected obligation             2,054     1,917     (537)    (486)
Unamortized net transition gain    (306)     (367)
Unrecognized prior service cost     (44)      (55)      44       88
Unrecognized experience gain       (693)     (389)      (6)      (6)
                                -----------------------------------
Prepaid (accrued) pension costs $ 1,011   $ 1,106   $ (499)  $ (404)
                                -----------------------------------

    The projected benefit obligation at March 31, 1997, 1996 and 1995 was determined using an assumed discount rate of 7.375%, 7.25% and 7.25%, respectively, and assumed future compensation increases of 5.00%, 5.25% and 5.25%, respectively. The assumed long-term rate of return on plan assets was 8.0%, 8.0% and 8.0% at March 31, 1997, 1996 and 1995, respectively. Assets consist of pooled equity and fixed income funds managed by an independent trustee.

NON-U.S. PLANS
    A summary of pension costs follows:

                                      YEAR ENDED MARCH 31
IN THOUSANDS                      1997       1996       1995
--------------------------------------------------------------
Service cost - benefits earned
  during the year                $ 1,367    $ 1,507    $ 1,428
Interest cost on projected
  benefit obligation               2,310      2,646      2,414
Recognized return on plan
  assets                          (2,348)    (2,004)    (1,655)
Net amortization                      49        222        147
                                 -----------------------------
Net pension cost                 $ 1,378    $ 2,371    $ 2,334
                                 -----------------------------

    The funded status of non-U.S. plans, which include book-reserve plans, at March 31 is shown below:

                                 Assets exceed         ABO exceeds
                             -------------------------------------
                                           ABO              assets
IN THOUSANDS                  1997      1996      1997      1996
------------------------------------------------------------------
Actuarial present value of
 benefit obligations:
    - vested                 $18,455   $11,575   $ 7,857   $12,945
    - nonvested benefits         120       454         -        48
                             -------------------------------------
Accumulated benefit
 obligation                   18,575    12,029     7,857    12,993
Benefits attributable to
 projected salaries            5,255     4,394       517     1,200
                             -------------------------------------
Projected benefit obligation  23,830    16,423     8,374    14,193
Plan assets at fair value     26,150    17,402         -     4,484
                             -------------------------------------
Assets in excess of (less
 than) projected obligation    2,320       979    (8,374)   (9,709)
Unamortized net transition
 loss                            679       854       927       943
Unrecognized prior service
 cost                         (2,094)     (113)        -       913
Unrecognized experience gain     566    (1,193)       56      (817)
Additional minimum liability       -         -    (1,031)     (914)
                             -------------------------------------
Prepaid (accrued) pension
 costs                       $ 1,471   $   527   $(8,422)  $(9,584)
                             -------------------------------------

    The assumptions used in 1997, 1996 and 1995 were as follows:

                           1997             1996           1995
                     -----------------------------------------------
Discount rates        7.375% TO 8.5%   7.75% to 8.5%   7.5% to 8.5%
Compensation
  increases           5.50% TO 7.0%    3.25% to 6.5%   5.5% to 7.0%
Long-term rates of
  return on plan
  assets                  10.0%            10.0%           10.0%

    Plan assets consist primarily of common stocks, pooled equity and fixed income funds. The pension costs and obligations for non-U.S. plans shown above also include certain unfunded book-reserve plans.
    The Company also sponsors a 401(k) savings incentive plan for most full-time salaried employees in the United States. The

--
20

--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

expense for this plan was $196,000 in 1997, $144,000 in 1996 and $127,000 in
1995.
    The Company provides health care and life insurance benefits for substantially all of its retired salaried employees in the U.S. These benefits are accounted for in accordance with Statement of Financial Accounting Standards No. 106, EMPLOYERS' ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS, which requires the accrual of the estimated cost of retiree benefit payments during the years the employee provides services.
    The components of the net periodic cost of postretirement benefits for 1997, 1996 and 1995 were:

                                  YEAR ENDED MARCH 31
                              1997        1996        1995
                            --------------------------------
Service cost                $193,942    $176,148    $168,613
Interest cost on
  accumulated benefit
  obligation                 493,527     522,164     405,299
Amortization of plan
  amendments                (138,904)   (136,649)   (138,904)
                            --------------------------------
Net periodic cost           $548,565    $561,663    $435,008
                            --------------------------------

    The components of the liability included in the consolidated balance sheet at March 31, 1997 and 1996 of the actuarial present value of benefits for services rendered to date were:

                                       1997          1996
                                    ------------------------
Current retirees                    $  489,487    $  504,723
Active employees eligible to
  retire                             2,731,768     2,423,723
Active employees not eligible to
  retire                             3,343,157     4,041,795
                                    ------------------------
Total                                6,564,412     6,970,241

Unrecognized net gain (loss)           259,872      (672,154)
Unrecognized prior service cost        972,323     1,111,227
                                    ------------------------
Accumulated postretirement
  benefit obligation                $7,796,607    $7,409,314
                                    ------------------------

    The accumulated postretirement benefit obligation (APBO) was determined using an 8.0% weighted-average discount rate. The medical cost trend rate used in determining the APBO was assumed to be 12.5% in 1997. This rate was assumed to gradually decline to 6.5% in 2004, and remain at that level thereafter.
    Assuming a one percent increase in the medical cost trend rates, the aggregate of the service and interest cost components of the net periodic pension cost for 1997 would increase by $126,000 and the APBO as of March 31, 1997 would increase by $915,000. In general, postretirement benefit costs are insured or paid as claims are incurred.
    The ongoing impact of Statement 106 as it relates to employees of foreign subsidiaries is immaterial. The Company expenses the cost of these benefits as incurred.

EMPLOYEE STOCK OPTIONS
    In March 1997, the Company entered into a three-year employment agreement with its Chief Executive Officer. The agreement, which was ratified by the Board of Directors on April 14, 1997, provides for the grant of nonqualified options to purchase 100,000 shares of the Company's common stock at an exercise price equal to the fair market value as of the date of grant. These options will become exercisable (contingent on continued employment with the Company) in equal annual installments over a three-year period. No options are currently exercisable.

12. COMMITMENTS AND CONTINGENCIES

    The Company is obligated under operating leases for equipment, office and warehouse space with minimum annual rentals as follows: 1998 - $3,601,757;
1999 - $2,650,260; 2000 - $1,964,891; 2001 - $54,720; 2002 - $24,203 and
thereafter $143,364. Some of the leases are subject to escalation.
    Expenses under operating leases for continuing operations in 1997, 1996 and 1995 were $3,049,100, $3,811,000 and $963,000, respectively.
    The Company operates a processing facility under a service agreement which guarantees reimbursement of all of the facility's costs including operating expenses and management fees. This lease is not considered a commitment of the Company.
    The Company has commitments for capital expenditures of approximately $17.4 million, all of which are expected to be incurred in fiscal 1998.
    The previously reported joint Canadian-U.S. criminal investigation into alleged violations of law relating to the importation, exportation and taxation of tobacco has been discontinued. The Canadian investigation is continuing as to individual Canadian and U.S. citizens. Management does not believe that it will have a material adverse effect on the Company's financial position.
    Other contingencies, consisting of guarantees, pending litigation and other claims, in the opinion of management, are not considered to be material in relation to the Company's financial position.

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

                                                                              --
                                                                              21

--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

13. COMMON STOCK

                                               Common     Additional
                         Number of Shares       Stock        Paid in
                          of Common Stock                    Capital
                   -------------------------------------------------
                     Issued     Treasury    Par Value   In thousands
                   -------------------------------------------------
March 31, 1994     10,913,459   2,346,318    $ 2,183      $ 34,875
401(k)
  contributions         8,585                      2           125
Dividends
  reinvested           19,391                      4           302
RSP shares
  forfeited              (435)                     -             -
Stock dividends       219,289      47,160         43         2,986
                   -------------------------------------------------
March 31, 1995     11,160,289   2,393,478      2,232        38,288
401(k)
  contributions        12,283                      3           141
Dividends
  reinvested              729                      -             8
RSP shares
  forfeited            (1,359)                     -           (37)
Stock dividends       452,333      97,183         90         5,260
                   -------------------------------------------------
March 31, 1996     11,624,275   2,490,661      2,325        43,660
401(k)
  contribution         16,122                      3           196
Dividends
  reinvested              662                      -            10
RSP shares
  forfeited              (557)                     -           (10)
Stock dividends       471,693     101,129         94         6,226
ESOP conversion        14,075                      3           242
                   -------------------------------------------------
MARCH 31, 1997     12,126,270   2,591,790    $ 2,425      $ 50,324
                   -------------------------------------------------

    The Company maintains a Performance Improvement Compensation Plan administered by the Compensation Committee of the Board of Directors as an incentive for designated employees. In June 1993, the Board adopted a Restricted Stock Plan ("RSP") as a means of awarding those employees to the extent that certain performance objectives were met, restricted shares of the Company's common stock pursuant to the RSP, the Compensation Committee of the Board awarded 36,454 shares of Restricted Stock in fiscal 1994, of which 36,280 were issued as of March 31, 1994. The shares were issued subject to a seven-year restriction period.
    The Company has a 401(k) savings incentive plan in the United States to which the employer contributes shares of common stock under a matching program, and a dividend reinvestment plan.
    Treasury stock represents shares in the Company acquired by a foreign affiliate prior to its becoming a wholly-owned subsidiary.
    On January 31, 1997, the Company terminated the Employee Stock Ownership Plan (the "ESOP") established by W A Adams Company prior to that company's acquisition by the Company. This termination involved the redemption by the Company of 24,602 shares of ESOP Preferred Stock for an aggregate price of $2,460,287 in cash and the issuance of 14,075 shares of Common Stock. The remaining 62,875 shares of unallocated ESOP Preferred Stock were canceled.
    Subsequent to March 31, 1997 the Company completed the registration and sale of 3,022,500 shares of common stock, priced at $16.75 per share. Assuming that the net proceeds to the Company from the offering were used to repay short-term borrowings as of April 1, 1996, primary and fully diluted earnings per share would have been $1.78 and $1.71, respectively, and the corresponding weighted-average shares outstanding for purposes of these computations would have been 12,383,000 and 14,861,000.

14. FOREIGN CURRENCY
    Changes in the translation adjustment component of shareholders' equity are shown below:

       IN THOUSANDS             1997       1996        1995
-------------------------------------------------------------
Beginning balance April 1     $ (9,444)   $(4,319)   $(17,984)
Net change in translation
  of foreign financial
  statements                    (7,312)    (5,125)     13,665
                              -------------------------------
Ending Balance March 31       $(16,756)   $(9,444)   $ (4,319)
                              -------------------------------

    Net amounts included in the income statement relating to foreign currency losses from continuing operations were $920,000, $276,000, and $756,000 in 1997, 1996 and 1995, respectively.

15. OTHER INCOME (EXPENSE) - NET

                                    YEAR ENDED MARCH 31
        IN THOUSANDS            1997       1996       1995
------------------------------------------------------------
Other income
  Interest                     $ 4,493    $ 4,430    $ 4,644
  Gain on asset sales and
    dispositions                 4,668      4,476     14,650
  Rents received                   610        441        233
  Other                          3,520      4,976      2,162
                               -----------------------------
                                13,291     14,323     21,689
                               -----------------------------
Other expense
  Amortization of goodwill        (132)      (197)      (582)
  Other                         (2,905)    (2,714)    (2,136)
                               -----------------------------
                                (3,037)    (2,911)    (2,718)
                               -----------------------------
                               $10,254    $11,412    $18,971
                               -----------------------------

16. INCOME TAXES
    a) Significant components of the Company's deferred tax liabilities and assets are as follows:

             IN THOUSANDS                  1997       1996
------------------------------------------------------------
Deferred tax liabilities:
  Depreciation                            $10,528    $11,377
  Capitalized interest                      1,183        763
  Income recognition in foreign
  subsidiaries                             14,983     16,673
  Prepaid pension assets                    1,232        898
                                          ------------------
  Total deferred tax liabilities           27,926     29,711
                                          ------------------
Deferred tax assets:
  NOL carried forward                       7,138      8,766
  Valuation allowance                      (5,503)    (7,021)
  Postretirement benefits other than
    pensions                                3,071      2,919
  Uniform capitalization                      143        186
  All other, net                            1,963      1,925
                                          ------------------
Total deferred tax assets                   6,812      6,775
                                          ------------------
Net deferred tax liabilities              $21,114    $22,936
                                          ------------------

    The net deferred tax liabilities include approximately $15,295 and $13,304 of current liabilities at March 31, 1997 and 1996, respectively.

--
22

--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

    b) Income tax provisions are detailed below:

                                    YEAR ENDED MARCH 31
        IN THOUSANDS            1997       1996       1995
------------------------------------------------------------
Current
  Federal                      $   445    $   130    $ 3,686
  Foreign                       12,793      7,455     11,470
  State and local                   28        219        421
                               -----------------------------
                                13,266      7,804     15,577
                               -----------------------------
Deferred
  Federal                          707     (1,131)    (1,154)
  Foreign                       (1,194)       160      1,938
  State and local                    3          3          9
                               -----------------------------
                                  (484)      (968)       793
                               -----------------------------
Income tax provision           $12,782    $ 6,836    $16,370
                               -----------------------------

    c) Components of deferred taxes follow:

                                      YEAR ENDED MARCH 31
         IN THOUSANDS             1997       1996       1995
--------------------------------------------------------------
Tax on differences in timing
  of income recognition in
  foreign subsidiaries           $  (353)   $(2,565)   $ 2,055
Utilization of NOL carried
  forward                              -        185          -
Capitalized interest                 420       (248)       (29)
DISC income                            -          -        (89)
Other                               (551)     1,660     (1,144)
                                 -----------------------------
                                 $  (484)   $  (968)   $   793
                                 -----------------------------

    d) The provision for income taxes is determined on the basis of the jurisdiction imposing the tax liability. As some of the income of foreign companies may also be currently subject to U.S. tax, the U.S. and foreign income taxes shown do not compare directly with the segregation of pretax income between domestic and foreign companies that follows:

                                    YEAR ENDED MARCH 31
        IN THOUSANDS            1997       1996       1995
------------------------------------------------------------
Pretax income
  Domestic                     $ 3,663    $   264    $   (89)
  Foreign                       28,582      1,994     10,069
                               -----------------------------
                               $32,245    $ 2,258    $ 9,980
                               -----------------------------

    e) The following is a reconciliation of the income tax provision to the expense calculated at the U.S. federal statutory rate.

                                    YEAR ENDED MARCH 31
        IN THOUSANDS            1997       1996       1995
------------------------------------------------------------
Expense (benefit) at U.S.
  federal statutory tax rate   $11,286    $   768    $ 3,393
Foreign tax losses for which
  there is no relief
  available                        321      4,359      9,750
U.S. tax on foreign income         500        200      2,912
Different tax rates in
  foreign subsidiaries             680       (177)    (1,073)
Other - net                         (5)     1,686      1,388
                               -----------------------------
                               $12,782    $ 6,836    $16,370
                               -----------------------------

17. DISCLOSURES OF FAIR VALUE OF FINANCIAL INSTRUMENTS
    The estimated fair value of the Company's financial instruments as of March 31, 1997 is provided below in accordance with Statement of Financial Accounting Standards No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS. Certain estimates and judgments were required to develop the fair value amounts, which are not necessarily indicative of the amounts that would be realized upon disposition, nor do they indicate the Company's intent or ability to dispose of such instruments.
    CASH AND CASH EQUIVALENTS: For purposes of the Consolidated Statement of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. The estimated fair value of cash and cash equivalents approximates carrying value.
    SHORT-TERM AND LONG-TERM DEBT: The fair value of the Company's short-term borrowings, which primarily consists of bank borrowings, approximates its carrying value. The estimated fair value of long-term debt, including the current portion, is approximately $90.7 million, compared with a carrying value of $101.2 million, based on discounted cash flows for fixed-rate borrowings, with the fair value of floating-rate borrowings considered to approximate carrying value. Amounts reclassified from short-term borrowings to long-term debt have been excluded for fair value computations (See Note 8).

                                                                              --
                                                                              23

--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

18. SEGMENT INFORMATION
    The Company is engaged primarily in purchasing, processing and selling leaf tobacco and wool. Its activities other than these are minimal. Geographic information is determined by the areas in which the companies conducting these activities are registered. Generally, sales between segments are made at prevailing market prices.

                                  YEAR ENDED MARCH 31
      IN THOUSANDS           1997         1996         1995
--------------------------------------------------------------
GEOGRAPHIC AREAS
Sales
    United States         $  466,066   $  375,842   $  288,143
    Europe                   737,346      781,910      702,606
    Other areas              273,728      319,428      355,529
    Intersegment
    eliminations            (122,870)    (117,730)    (132,713)
                          ------------------------------------
                          $1,354,270*  $1,359,450*  $1,213,565*
                          ------------------------------------
Operating income net of
  interest
    United States         $    5,748   $    3,576   $    2,598
    Europe                    26,926       10,616       (9,406)
    Other areas                2,906       (8,609)      20,425
    Corporate expenses        (3,335)      (3,325)      (3,637)
                          ------------------------------------
Income before taxes       $   32,245   $    2,258   $    9,980
                          ------------------------------------
Assets
    United States         $  150,555   $  163,002   $  142,793
    Europe                   445,085      469,247      503,397
    Other areas              120,683      133,075      148,359
    Investment in
    affiliates                12,533       11,442       12,905
    Corporate assets           6,829        6,058        6,035
                          ------------------------------------
                          $  735,685   $  782,824   $  813,489
                          ------------------------------------
U.S. Exports
    Europe                $   87,531   $  103,526   $   69,348
    Far East                  42,908       46,726       80,474
    Other areas                6,000        5,007       12,369
                          ------------------------------------
                          $  136,439   $  155,259   $  162,191
                          ------------------------------------

                                  YEAR ENDED MARCH 31
      IN THOUSANDS           1997         1996         1995
--------------------------------------------------------------
BUSINESS SEGMENTS
Sales
    Tobacco               $  997,449   $  925,549   $  755,971
    Nontobacco               356,821      433,901      457,594
                          ------------------------------------
                          $1,354,270*  $1,359,450*  $1,213,565*
                          ------------------------------------
Operating income net of
  interest
    Tobacco               $   32,421   $   28,373   $    2,759
    Nontobacco                 3,159      (22,790)      10,858
    Corporate expenses        (3,335)      (3,325)      (3,637)
                          ------------------------------------
Income before taxes       $   32,245   $    2,258   $    9,880
                          ------------------------------------
Interest expense
  included above
    Tobacco               $   32,288       39,381   $   35,207
    Nontobacco                 9,829       11,547        9,721
                          ------------------------------------
                          $   42,117   $   50,928   $   44,928
                          ------------------------------------
Depreciation and
  amortization expense
    Tobacco               $   14,528   $   12,914   $   11,004
    Nontobacco                 4,253        9,778        5,135
                          ------------------------------------
                          $   18,781   $   22,692   $   16,139
                          ------------------------------------
Equity in earnings of
  affiliates
    Tobacco               $    1,242   $     (217)  $   (4,489)
    Nontobacco                   170          148           19
                          ------------------------------------
                          $    1,412   $      (69)  $   (4,470)
                          ------------------------------------
Assets
    Tobacco               $  521,202   $  532,627   $  499,587
    Nontobacco               207,654      244,139      307,867
    Corporate assets           6,829        6,058        6,035
                          ------------------------------------
                          $  735,685   $  782,824   $  813,489
                          ------------------------------------
Capital expenditures
    Tobacco               $   10,981   $   10,398   $   11,177
    Nontobacco                 1,835        1,813        6,151
                          ------------------------------------
                          $   12,816   $   12,211   $   17,328
                          ------------------------------------

* One tobacco customer accounted for 24.1%, 17.4% and 14.2% of total sales in 1997, 1996 and 1995, respectively.

--
24

INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

      To The Board of Directors and Shareholders of Standard Commercial Corporation.
      We have audited the accompanying consolidated balance sheets of Standard Commercial Corporation as of March 31, 1997 and 1996 and the related consolidated statements of income and retained earnings and of cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 1997 and 1996 and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1997 in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP


DELOITTE & TOUCHE LLP
Raleigh, North Carolina
June 18, 1997

COMPANY REPORT ON FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

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

                                                                              --
                                                                              25

SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

                                                                                                            YEAR ENDED MARCH 31
--------------------------------------------------------------------------------------------------------------------------------
       IN THOUSANDS, EXCEPT SHARE DATA             1997          1996          1995          1994          1993          1992
--------------------------------------------------------------------------------------------------------------------------------
Sales                                           $1,354,270    $1,359,450    $1,213,565    $1,042,014     1,236,084    $1,173,300
Income taxes                                        12,782         6,836        16,370         5,070        12,546        11,048
Income (loss) from continuing operations            16,937        (9,442)      (20,494)      (36,498)       22,250        23,843
Income (loss) from discontinued operations               -        10,050       (10,050)          689        (1,547)       (2,216)
Extraordinary items                                      -             -             -             -           503           624
Cumulative effect of accounting changes                  -             -             -            23             -
Net income (loss)                                   16,937           608       (30,544)      (35,786)       21,176        22,251
Current assets                                     571,318       599,601       616,953       710,464       759,802       590,832
Total assets                                       735,685       782,824       813,489       890,771       923,367       723,819
Current liabilities                                451,213       543,803       563,766       639,980       592,507       445,183
Long-term debt                                     139,252       100,818       101,403        98,169       128,762       100,896
--------------------------------------------------------------------------------------------------------------------------------
Average number of shares outstanding             9,314,461     9,307,438     9,287,802     9,238,981     9,089,816     8,943,440
--------------------------------------------------------------------------------------------------------------------------------
Per share
  Earnings (loss) from continuing operations         $1.78        $(1.07)       $(2.25)       $(4.00)        $2.40         $2.67
  Income (loss) from discontinued operations             -          1.08         (1.09)         0.07         (0.17)        (0.25)
  Extraordinary items                                    -             -             -             -          0.06          0.07
  Net earnings (loss)                                 1.78          0.01         (3.34)        (3.93)         2.29          2.49
  Dividends paid                                         -             -             -          0.46          0.50          0.48
  Book value at year end                              9.44          8.44          8.95         10.85         16.05         14.54
  Market price at year end                           17.88          9.00         13.38         15.63         26.25         29.38

QUARTERLY FINANCIAL DATA (UNAUDITED)
--------------------------------------------------------------------------------

    The purchasing and processing of tobacco and wool are dependent on agricultural cycles and are seasonal in nature. These cycles and this seasonality, together with the timing of shipments and variations in the mix of sales, causes quarterly fluctuations in financial results.
    Quarterly results, dividends and stock prices for the years ended March 31, 1997 and 1996 follow:

                 IN THOUSANDS, EXCEPT SHARE DATA                    June 30     Sept 30      Dec 31     March 31       Year
------------------------------------------------------------------------------------------------------------------------------
1997   Sales                                                        $310,391    $249,005    $374,130    $420,744    $1,354,270
       Gross profit                                                   21,887      21,972      27,944      32,890       104,693
       Income from continuing operations                               1,508       2,911       4,480       8,038        16,937
       Net income                                                      1,508       2,911       4,480       8,038        16,937
       Earnings per share
       Primary - from continuing operations                             0.15        0.30        0.47        0.85          1.78
               - net                                                    0.15        0.30        0.47        0.85          1.78
       Fully diluted                                                       *           *           *        0.75          1.69
       Dividends paid per share                                           **          **          **          **
       Market price - high                                             12.00       15.00       20.75       21.50         21.50
                    - low                                               8.25       11.25       11.75       17.38          8.25

1996   Sales                                                        $296,965    $282,196    $377,555    $402,734    $1,359,450
       Gross profit                                                   14,473      14,762      26,311      34,967        90,513
       Income (loss) from continuing operations                       (6,255)     (3,175)     (9,040)      9,028        (9,442)
       Income (loss) from discontinued operations                     (4,500)      3,751      10,799           -        10,050
       Net income (loss)                                             (10,755)        576       1,759       9,028           608
       Earnings (loss) per share
       Primary - from continuing operations                            (0.69)      (0.35)      (0.99)       0.96         (1.07)
               - from discontinued operations                          (0.48)       0.40        1.16           -          1.08
               - net                                                   (1.17)       0.05        0.17        0.96          0.01
       Fully diluted                                                       *           *           *        0.82             *
       Dividends paid per share                                           **          **          **          **
       Market price - high                                             15.13       14.38       12.25       10.38         15.13
                    - low                                              13.25       10.50        9.25        7.50          7.50

 * Not applicable because fully diluted calculations include adjustments which are antidilutive.
** Distributed one percent stock dividend.

    Standard's common stock is traded on the New York Stock Exchange under the symbol STW. Market prices shown above are the high and low prices as reported by the NYSE. At June 11, 1997 there were 639 shareholders of record.

--
26

CORPORATE DIRECTORS AND OFFICERS
AND DIVISION MANAGEMENT
--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

CORPORATE DIRECTORS

J Alec G Murray, 1,5 CHAIRMAN OF THE BOARD OF DIRECTORS

Ery W. Kehaya, CHAIRMAN EMERITUS

Marvin W. Coghill, 1 CHAIRMAN - TOBACCO DIVISION

William A. Ziegler, 2,3,4,5 RETIRED PARTNER, SULLIVAN & CROMWELL, ATTORNEYS

Henry R. Grunzke, CONSULTANT; RETIRED CHAIRMAN - WOOL DIVISION

William S. Barrack, Jr., 2,3,4 RETIRED SENIOR VICE PRESIDENT - TEXACO INC.

Thomas M Evins, Jr. REGIONAL MANAGER - NORTH AND CENTRAL AMERICA TOBACCO
  OPERATIONS

Charles H. Mullen, 2,3,4,5 RETIRED CHAIRMAN AND CHIEF EXECUTIVE OFFICER -
  THE AMERICAN TOBACCO COMPANY

Daniel M. Sullivan, 2,3,4 FOUNDER AND RETIRED CHIEF EXECUTIVE OFFICER -
  FROST & SULLIVAN INC.

Robert E. Harrison, 1,4,5 PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL
  OFFICER
---------------

1 Member of Executive Committee
2 Member of Audit Committee
3 Member of Compensation Committee
4 Member of Finance Committee
5 Member of Nominating Committee

CORPORATE OFFICERS

Robert E. Harrison, PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL
  OFFICER

Guy M. Ross, VICE PRESIDENT AND SECRETARY

Ery W. Kehaya II, VICE PRESIDENT

Mark W. Kehaya, VICE PRESIDENT - PLANNING

Michael K. McDaniel, VICE PRESIDENT - HUMAN RESOURCES

Keith H. Merrick, VICE PRESIDENT AND TREASURER

Hampton R. Poole, Jr., VICE PRESIDENT AND CONTROLLER

Krishnamurthy Rangarajan, VICE PRESIDENT AND ASSISTANT SECRETARY

                                                                              --
                                                                              27

DIVISION MANAGEMENT AND PRINCIPAL
TRADING COMPANIES
--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

TOBACCO DIVISION MANAGEMENT

Marvin W. Coghill, 1 CHAIRMAN AND
  CHIEF EXECUTIVE OFFICER

John H. Saunders, SENIOR VICE PRESIDENT &
  REGIONAL MANAGER - AFRICA

Ery W. Kehaya II, 1 VICE PRESIDENT - OPERATIONS

Mark W. Kehaya, 1 FINANCIAL DIRECTOR

Alfred R. Rehm, 1 VICE PRESIDENT - SALES

Simon J. P. Green, ASSISTANT VICE PRESIDENT -
  EUROPEAN SALES

Thomas M. Evins, Jr., VICE PRESIDENT, AND
  REGIONAL MANAGER - NORTH & CENTRAL AMERICA

Edward A. Majeski, VICE PRESIDENT &
  REGIONAL MANAGER - SOUTH AMERICA

Duncan B. Meech, VICE PRESIDENT &
  REGIONAL MANAGER - FAR EAST

Constantin J. W. von Esebeck, VICE PRESIDENT &
  REGIONAL MANAGER - EUROPE
---------------

1 Member of Tobacco Division Executive Committee

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

WOOL DIVISION MANAGEMENT

Paul H. Bicque, MANAGING DIRECTOR

Timothy S. Price, FINANCIAL DIRECTOR

Louis Booysen, DIRECTOR - SOUTH AFRICA

Paul T. Hughes, DIRECTOR - UNITED KINGDOM

Harald Menkens, DIRECTOR - GERMANY

Jean-Marie Rabeisen, DIRECTOR - FRANCE

Geoffrey M. Stooke, DIRECTOR - AUSTRALIA

WOOL COMPANIES

* Standard Wool Inc, NORTH OXFORD, MASSACHUSETTS

* S H Allen & Sons (Pty) Ltd, MELBOURNE, AUSTRALIA

* Standard Wool Argentina SA
   BUENOS AIRES, ARGENTINA

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

OTHER

* Stancom Home Center Inc
   WILSON, NORTH CAROLINA

--
28

                              Investor Information

SHAREHOLDERS
Inquiries and information requests should be directed to:
Corporate Secretary
Standard Commercial Corporation
P.O. Box 450
Wilson NC 27894-0450
Contact: Guy M. Ross
Telephone: 919-291-5507
Fax: 919-237-0018

DIVIDEND POLICY
    It is the policy of the Company to pay quarterly dividends on its common stock as business conditions permit. However, to conserve cash, one percent stock dividends have been distributed in lieu of cash for several quarters. At this time it is uncertain when cash dividends will be resumed.
    Dividends are paid near the middle of June, September, December and March to shareholders of record near the beginning of the month in which paid.

DIVIDEND REINVESTMENT PLAN
    Shareholders of record may acquire additional shares of common stock through automatic reinvestment of cash dividends and/or optional cash investments without payment of brokerage commissions or service fees.
    For information about dividend reinvestment or optional cash investments, write to the Corporate Secretary or Dividend Disbursing Agent.

COMMON STOCK TRANSFER AGENT AND REGISTRAR, AND DIVIDEND DISBURSING AGENT

LISTED: NYSE         SYMBOL: STW

First Union National Bank
Customer Information Center
Client Services Group
1525 West W.T. Harris Blvd.-3C3
Charlotte NC 28288-1153
Contact: Ann Harris
Telephone: 704-590-7388 or
            1-800-829-8432
Fax: 704-590-7598 or 704-590-7599

TRUSTEE FOR CONVERTIBLE SUBORDINATED DEBENTURES

LISTED: NYSE         SYMBOL: STW H

First Union National Bank
Corporate Trust Bond Administration
230 S. Tryon Street, 9th Floor
Charlotte NC 28288-1179
Contact: Shannon Stahel
Telephone: 704-374-2075
Fax: 704-383-7316

STANDARD COMMERCIAL CORPORATION
MAILING ADDRESS
P.O. Box 450
Wilson NC 27894-0450
STREET ADDRESS
2201 Miller Road
Wilson NC 27893
Telephone: 919-291-5507
Fax: 919-237-0018
Telex: 802840 (STANCOM WISN)
Cable: STANDARDCOM WILSON
E-Mail: scc!wilson!info@ sccwisn.attmail.com

1997 ANNUAL MEETING
August 12, 1997, 12 noon
Wilson Country Club
West Nash Road
Wilson, North Carolina

10-K REPORT
A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available without charge to shareholders upon written request to the Corporate Secretary.

INDEPENDENT AUDITORS
Deloitte & Touche LLP
150 Fayetteville Street Mall
P.O. Box 2778
Raleigh NC 27602

GENERAL COUNSEL
Wyrick Robbins Yates & Ponton LLP
4101 Lake Boone Tr Ste 300
P.O. Drawer 17803
Raleigh NC 27607-7506
Telephone: 919-781-4000
Fax: 919-781-4865

STANDARD COMMERCIAL (UK)
Standard House, Weyside Park
Godalming, Surrey GU7 1XE
England
Telephone: 011-44-1483-860171
Fax: 011-44-1483-860176
Telex: 858369 SCTCUK G

                         Standard Commercial Corporation
                        2201 Miller Rd., Wilson, NC 27893
                            Telephone 919-291-5507
                               Fax 919-237-0018