Form 10-K, Exhibit 13
period 1998-03-31
STANDARD COMMERCIAL CORP
filed 1998-06-25
CIK 93319

[LOGO]

FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------
Standard Commercial Corporation

Financial Highlights
Dollar amounts in thousands except per share information



For fiscal years ended March 31                    1998              1997*              1996*
--------------------------------------------   ---------------   ---------------   ---------------
Sales                                          $1,492,797        $1,354,270         $1,359,450
Income (loss) from continuing operations           26,925            16,937             (9,442)
Income (loss) from discontinued operations              -                 -             10,050
Net income                                         26,925            16,937                608
Earnings (loss) per share
 Basic - from continuing operations            $     2.18        $     1.72        $    (1.03)
 - from discontinued operations                         -                 -               1.04
 - net                                               2.18              1.72              0.01
 Diluted - from continuing operations          $     2.05        $     1.64        $    (0.55)
 - from discontinued operations                         -                 -               0.83
 - net                                               2.05              1.64              0.28

Net income as a percentage of sales                   1.8  %            1.3  %            0.0  %

*Earnings per share have been adjusted for the effect of subsequent stock dividends.


At year-end
-----------------------------------------------------------------------
Working capital                   $ 219,099     $ 120,105    $  55,798
Working capital ratio             1.50:1.00     1.27:1.00    1.10:1.00
Market price per share            15 15/16        17 7/8            9
-----------------------------------------------------------------------

Contents

Business Description, Strategy and Goals ...........   IFC
Financial Highlights ...............................     1
Letter to Shareholders .............................     2
Tobacco Business ...................................     4
Wool Business ......................................     6
Management's Discussion and Analysis of
   Results of Operations and Financial
   Condition .......................................     8
Consolidated Financial Statements ..................    14
Notes to Consolidated Financial Statements .........    17
Independent Auditors' Report .......................    32
Company Report on Financial Statements .............    32
Selected Financial Data ............................    33
Quarterly Financial Data ...........................    33
Corporate Directors and Officers ...................    34
Division Management and Principal Trading
   Companies .......................................    35
Investor Information ...............................   IBC

                                                                        [LOGO]



LETTER TO SHAREHOLDERS
-------------------------------------------------------------------------
Standard Commercial Corporation

Dear Fellow Investor:
     Fiscal 1998 was a watershed year for your Company; substantial progress has been made on a number of fronts since I last reported to you. The Company achieved the best bottom line in its 88-year history; up 60% versus 1997, and year-over-year growth of 25% in diluted earnings per share on top of three million more shares outstanding. In addition, the Company reported year-over-year quarterly earnings growth. We completed a refinancing plan that reduced leverage and provided your Company with the funds it needed to complete a number of important acquisitions and investments in both tobacco and wool.
     Unfortunately, these positive results have been all but drowned out in the cacophony of money politics currently being directed at the tobacco industry. The U.S. settlement talks have taken precedence over performance in the market place and those persons responsible appear to be determined to drive shareholder value out of hard-earned corporate results. As a consequence of this, and despite record results, our share price performance, and hence the return to you the shareholder has been less than satisfactory this past year.
     Standard Commercial has accomplished a number of business-building growth initiatives and is becoming a stronger and more effective global competitor. For these results the entire Standard team is to be congratulated; not only for its perseverance but also for its relentless dedication to our guiding philosophy:

      Teamwork + Adapting to Change + Superior Customer Service = Growth

     There was Teamwork, considerable Change and further recognition by our customers of the Service we provide around the world. All of this has led to more Growth. Growth in volume and revenues in excess of 10%. Growth which has enabled your Company to accelerate its expansion plans. In the past year we have seen the Company enter into its first ever syndicated, global banking facility; resulting in more competitive interest rates - a far cry from three years ago. The Company accessed the debt market in the U.S. with a $115 million Senior Note offering that provided Standard with additional funds to undertake a series of initiatives designed to position the Company for the future.
     Highlighting the recent expansion moves was the acquisition of 100% of Meridional in Brazil. This will complement our already strong export presence with Souza Cruz and should enable Standard to improve operating margins in one of the world's most important tobacco markets. The Standard sign is up, our people ready and everyone is looking forward to the upcoming season with enthusiasm.
     Moving to India, Standard has formed a joint venture with a long-established local partner. Our stake in the joint venture is 49%, the maximum permissible under local laws, and construction of one of the most modern plants in India is nearly complete. This is an opportunity to improve our yields and quality for our export customers. It also gives us the opportunity to participate in the domestic market as our multinational customers continue to expand into this region.
     In Tanzania, we have purchased a minority stake in the only existing leaf processing facility in that country and are engaged in a joint modernization program. This stake forges an alliance with a strong partner in a market which is expected to grow in importance as a source of low-cost tobaccos.
     Standard also concluded its third compensation trade agreement to equip a factory in China; this time in Guizhou the second largest tobacco-growing province in China. This enables us to maintain our edge and reputation as the leading dealer in the largest tobacco-producing country in the world.


-
2

                                                                        [LOGO]



-------------------------------------------------------------------------

     The combination of India, Tanzania and China positions us advantageously in some of the largest low-production-cost markets in the world; a position that should become increasingly important as our customers continue to look for ways to reduce their product costs.
     Finally, in Spain we have recently purchased the shares held by our former minority partner. We view this as a strategic opportunity to further strengthen your Company's position in a country with a strong tobacco tradition that is making significant strides in improving crop quality.
     On the wool side of your Company, we have concluded a joint venture arrangement in Australia involving the only modern scouring facility currently available in Western Australia. In Tasmania, Standard has established a joint venture topmaking operation that includes as partners the local growers of this high quality wool. Lastly, we have just concluded a joint venture in New Zealand whereby we will be closing our out-of-date scouring mill and joining forces with a local partner. With this consolidation we will be achieving significantly better economies of scale through combined volumes. The commitment to profitable growth burns brightly in our wool division despite recent difficult trading conditions caused by the Far East economic situation.
     What does all this mean? Simply this; that with nearly 9,000 seasonal and full-time employees working together worldwide, a strengthened platform for growth is being forged. Certainly, our competition is as tough as ever and we will continue to face uncertainties brought on by possible punitive tobacco legislation and tax increases in the U.S. To face these challenges we must never lose sight of our strategic objectives and where we want to go. We, the Standard team, must always be willing to push ourselves that much harder to achieve an adequate return for you, our shareholders.
     On another note, we wish to express our deep appreciation to Tom Evins who decided to retire at the end of March to spend more time with his family. Tom came to Standard when his company, W. A. Adams, was acquired in 1992. Tom has been an outstanding leader as well as a member of our Board of Directors and we will miss his wise counsel. At the same time we welcome Bill Sheridan who joined the Board in February. Bill, who is a Senior Vice President and Chief Financial Officer of Sotheby's, gained wide experience with our Company when he was a partner at Deloitte & Touche LLP.
     Finally, I would like to pay special tribute to our employees throughout the world; for without them and their total dedication we would not have been able to achieve these record results.

Sincerely,

/s/ REH
-------------
R E Harrison
President and Chief Executive Officer

                                                                              -
                                                                              3

                                                                        [LOGO]



TOBACCO BUSINESS
-------------------------------------------------------------------------
Standard Commercial Corporation

General
       The Tobacco Division is dedicated in its belief that future success depends on teamwork, adapting to change and offering superior customer service. These qualities came together in fiscal 1998 to produce the following financial highlights.

Financial Highlights
       o Divisional net income increased by 39.9% to $21.5 million in FY98 from $15.7 million in FY97.
       o Sales grew 15.3%
       o Volume grew 10.5%.
       o SG&A as a percentage of sales decreased to 5.1% from 5.2% of sales.
       o Free cash flow was $ 25.1 million, net of capital expenditures.
       o Uncommitted inventory continued to be within our target range of $30 to $60 million.

Building for the Future
       The Tobacco Division continues to make progress towards its goal of long-term growth. As part of this growth strategy, Standard continues to seek opportunities to expand its operations in both current markets and new markets.

       In FY98, Standard embarked on four major growth projects.

Brazil
       o The acquisition of 100% of Meridional, the fourth largest leaf dealer in Brazil, complements our long-standing relationship with Souza Cruz.
       o Our presence in one of the world's largest tobacco markets has been significantly strengthened.
       o We are positioned to better serve our global customers.

China
       o A new compensation trade agreement with China (our third) has been signed.
       o This should strengthen our relationship with the CNTEIC as both the largest independent exporter of tobacco from China and the largest importer.
       o Construction of the new processing plant is in progress and is expected to be completed later this year.


                                    [GRAPH]

        The Company's role as a leading tobacco dealer is strengthened by its diverse customer base and broad, balanced sources of supply as shown in the following charts:

               Fiscal 1998 Tobacco Purchases and Sales in Dollars

Purchases by Origin                     Sales By Destination
Africa   14%                            Africa & Other  4%
Far East  10%                           Far East  15%
Europe  11%                             Europe  46%
United States  40%                      South America  4%
Central & South America  25%            United States  31%






-
4

                                                                        [LOGO]



--------------------------------------------------------------------------------

India
       o A joint venture was undertaken for the construction of a modern leaf tobacco processing plant equipped for packing to internationally recognized quality standards.
       o Standard will purchase, process and market tobacco grown in India to both domestic customers and in world markets, where it has become an important source of filler tobacco.

Tanzania
       o A minority stake has been acquired in the sole existing leaf processing factory in Tanzania to enable the Company to provide a more stable and reliable source of supply.
       o The facility is being expanded and refurbished to better fulfill the product requirements of our international customers.
       o Tanzania is viewed as an increasingly important source of filler tobacco by many of our European customers.

       The global breadth of these projects demonstrates our strengths in international markets.

Continued Focus on the Fundamentals
       We continue to focus on the fundamentals of our business:
       o Asset and Risk Management
       o Financial Controls
       o Information Systems

       Operations throughout the Division have benefited from ongoing efforts to improve quality and cost controls. The development and implementation of operating guidelines has streamlined the cost control systems of the division and are facilitating a better decision making process.

Business Outlook
       In the year ahead, the tobacco management team will continue to focus on making the decisions that will be necessary to provide continued superior customer service and to strengthen our global position. The management team remains cautiously optimistic, in light of the current U.S. tobacco settlement negotiations and shipment delays attributable to the current Asian economics crisis, that it will meet its established future goals and objectives. The means to attain these goals include new projects, some of which are already in the discussion stage and others for which implementation has begun, and the continued efforts of our long-established operations throughout the world.
       After the fiscal year-end, we announced the purchase of our minority partner's interest in our Spanish leaf subsidiary. This purchase should strengthen Standard's presence in a country that we believe has a great tobacco future and a strong economy and is significantly improving crop quality.
       The projects we completed in FY 98 should strengthen Standard's sourcing and processing capabilities, thus allowing us to increase our volumes and provide a reliable supply of tobacco to our customers while enhancing the quality of our service.


                                                                             --
                                                                               5

                                                                   [LOGO]



WOOL BUSINESS
-------------------------------------------------------------------------
Standard Commercial Corporation

General
       In line with corporate strategy, the Wool Division is focused on the philosophy of teamwork, adapting to change and sustaining a superior service to its customers worldwide. The Division intends to continue its restructuring in pursuit of adequate long-term returns.

Financial Highlights
       o Divisional net income increased to $5.1 million in FY98 from $1.2 million in FY97.
       o Adverse trading conditions due to the Asian economic crisis impacted operating profitability.
       o SG&A expenses decreased by 0.3%.
       o Results for FY98 included nonrecurring benefits from changes in French tax laws and profit on property sales in Australia.


Adapting to Change
       The worldwide textile industry is seeking a new balance and has come under severe pressure since the recent economic crisis in Asia. The wool trading and first-stage processing segments where the Wool Division is most active have been impacted by a reduction in short-term demand as a result of a high influx of processed textile products from Asia into the European markets.
       To better position itself for the future the Wool Division has entered into various strategic alliances.

Western Australia
       o Standard has acquired a 24.9% shareholding in a newly formed aqueous wool washing operation to be built in Western Australia, currently the only one of its kind in this area.
       o This investment should allow us to continue to control the quality of our processed products while reducing our asset base and complying with environmental regulations.
       o The Wool Division intends to continue to be a market leader in wool scouring and in the export of wool from Western Australia.


                                    [GRAPH]

        The Company's wool purchases are spread among the world's major exporting areas and, although sales are concentrated in Europe, no single customer accounted for more than 2% of total sales.

                      Fiscal 1998 Wool Purchases and Sales

Purchases by Origin                             Sales by Destination
New Zealand  12%                                Africa & Others  2%
Australia  56%                                  Europe  68%
Far East & Others  3%                           US  7%
South Africa  7%                                Far East  23%
South America  12%
Europe  10%




-
6

                                                                        [LOGO]



--------------------------------------------------------------------------------

Tasmania
           o The Wool Division has acquired a one-third interest in the sole wool combing plant in Tasmania which should broaden our ability to supply high quality wool tops to spinners.
       o Having access to quality wool tops which are made from an origin known and preferred for the quality characteristics of its wool fibres will facilitate supplying a niche market in the apparel sector.

New Zealand
       o Subsequent to fiscal year-end an agreement was completed to acquire a 24.9% interest in an aqueous wool washing plant in New Zealand, which will enable us to close our existing scouring mill, thereby reducing current investment, and thus improving liquidity.
       o The new organization should have sufficient capacity for us to grow our export business, and the combined volumes should generate better operating efficiencies and enable us to increase profitability.
       Entering into these strategic investments should strengthen the global position of the Wool Division.

Continued Focus on Operating Improvements
       All activities and decisions are performed based on established strategic goals for our wool business:
       o Improved Asset and Risk Management.
       o Improved Financial Controls.
       o Effective Communication Systems.
       The various wool companies have benefited from the ongoing development and implementation of operating guidelines and efforts to improve quality and control costs. As part of its strategic plan, the Wool Division is undertaking steps to obtain full ISO-9002 certification for all of its units.
       Information systems are being developed in-house to achieve more effective control of business risks.

Business Outlook
       The impact of the economic crisis in Asia, has lead to increased dumping of excess inventory on the other world markets, and created severe short-term stress on the general textile industry.
       The Australian stockpile is being reduced according to schedule and positive effects on market prices should become apparent later in fiscal 1999. At the end of fiscal 1998, the stockpile was 211,000 metric tons compared to 827,000 metric tons in 1991.
       We anticipate that market conditions will improve during the second half of fiscal 1999, and expect the Wool Division to continue to be profitable.
       By focusing efforts on superior quality services and improved cost effectiveness, the Wool Division should continue to be a preferred, worldwide, reliable supplier to the industry. By strengthening its competitive position, consistently training its personnel and maintaining its processing operations at the highest quality standards, the Wool Division should ensure future growth and profitability.
       The Wool Division is one of the world's largest wool trading and processing groups, handling wools from all major producing areas including Australia, China, New Zealand, South Africa, South America and Europe and specialty fibres from Asia.


                                                                             --
                                                                               7

                                                                        [LOGO]



MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------
Standard Commercial Corporation

General
       The Company is principally engaged in purchasing, processing, storing, selling and shipping leaf tobacco. The Company also purchases, processes and sells various types of wool. For both the tobacco and wool business, the ability to obtain raw materials at favorable prices is an important element of profitability although it is generally more important for wool than for tobacco because some customers pay the Company to purchase and process tobacco on a cost-plus basis. Obtaining raw materials at favorable prices must be coupled with a thorough knowledge of the types and grades of raw materials to assure the profitability of processing and blending to a customer's specifications. Processing is capital intensive and profit therefrom depends upon the volume of material processed and the efficiency of the factory operations. Due to the much larger number of dealers and customers for wool and the far more numerous trades involved, wool revenue tends to be more susceptible to market price fluctuations than tobacco.
       Historically, the cost of the Company's materials, services and supplies has exceeded 85.0% of revenues. In the wool business, freight charges are also a significant element of the cost of sales. The cost of raw materials, interest expense and certain processing and freight costs are variable and thus are related to the level of sales. Most procurement costs (other than raw materials), certain processing costs, and most selling, general and administrative expenses ("SG&A") are fixed. The major elements of SG&A are employee costs, including salaries, and marketing expenses.
       Tobacco sales are generally denominated in U.S. dollars whereas wool purchases and sales are typically denominated in the currency of the source country and destination country, respectively. The Company regularly monitors its foreign exchange position and has not experienced material gains or losses on foreign exchange fluctuations. The Company enters into forward contracts solely for the purpose of limiting its exposure to short-term changes in foreign exchange rates.
       Assets and liabilities of foreign subsidiaries are translated at period-end exchange rates. The effects of these translation adjustments are reported as a separate component of shareholders' equity. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved and translation adjustments in countries with highly inflationary economies are included in net income.

Results of Operations
       The following table sets forth certain items in the Company's Consolidated Statements of Income as a percentage of sales for the three most recent fiscal years. Any reference in the table and the following discussion to any given year is a reference to the Company's fiscal year ended March 31.



                                                Year Ended March 31,
                                              1998          1997          1996
                                       -----------   -----------   -----------
Sales                                  100.0%        100.0%         100.0%
Cost of sales
  - Materials, services and supplies    90.2          89.9           90.3
  - Interest                             1.6           2.4            3.0
                                       ------        ------         -----
  Gross profit                           8.2           7.7            6.7
Selling, general and administrative
  expenses                               5.4           5.4            5.7
Restructuring charges                      -             -            0.9
Other interest expense                   1.1           0.7            0.7
Interest income                          0.2           0.4            0.3
Other income (expense), net              0.5           0.4            0.5
                                       ------        ------         -----
 Income before taxes                     2.5           2.4            0.2
Income taxes                             0.6           0.9            0.5
Minority interests                       0.2           0.3            0.4
Equity in earnings of affiliates         0.1           0.1            0.0
                                       ------        ------         -----
  Income (loss) from continuing
     operations                          1.8%          1.3%         ( 0.7)%
                                       ------        ------         -----

--
8

                                                                [LOGO]



--------------------------------------------------------------------------------

Comparison of the Year Ended March 31, 1998 to the Year Ended March 31, 1997
       Sales. Sales for the twelve months ended March 31, 1998 were $1,493 million, an increase of 10.2% from a year earlier.
       Sales of $1,150 million for the tobacco division were up 15.3% from the corresponding period in 1997, largely due to increased shipments from the Far East and South America. Overall, tobacco volume was up 10.5% for the year and average prices were higher as a result of market conditions and the change in mix.
       Nontobacco sales for the twelve months ended March 31, 1998 of $343.0 million were down 3.9% primarily as the result of a decrease in the volume of wool sold partly offset by improved mix. The wool business continues to stabilize and the Company continues to focus on the more profitable processing elements of the business. The volume decline was mostly attributed to the effects of the economic crisis in Asia which was partly offset by increased processing revenues from third party customers.
       Gross Profit and Cost of Sales. Gross profit for the twelve-month period of $122.4 million was up 16.9% from the 1997 twelve-month period due primarily to the increase in sales, increased processing volumes in the U.S. and reduced interest expenses resulting from the application of $47.0 million of equity proceeds in the first quarter and the application of the proceeds of a $115.0 million senior notes offering in the second quarter to reduce short-term borrowings.
       Selling, General and Administrative Expenses. SG&A expenses were 9.2% higher due to increased business activity. Higher personnel-related expenses and travel costs related to the expansion of business in new markets were partly offset by tighter control of other costs and expenses and favorable foreign exchange.
       Interest Expense, Interest Income and Other Income (Expense), Net. Interest expense was higher reflecting the impact of the $115.0 million issue of long-term debt. Other income (expense), net was lower due to lower interest income on short-term deposits as the Company continues to focus on efficient cash management and partly offset by proceeds from a sale of property in Australia related to relocating our wool scouring facility to comply with environmental regulations.
       Income Taxes, Minority Interests and Equity in Earnings of Affiliates. Income tax charges or credits as a percentage of pretax income can vary due to differences in tax rates and relief available in areas where profits are earned or losses are incurred. The effective tax rate was lower than a year earlier due mainly to a one-time tax benefit as a result of changes in French tax laws.

       Earnings attributed to minority interests were $1.9 million lower than a year ago because of the timing of shipments. Equity in earnings of affiliates was down from 1997 due to seasonal business factors in the Far East.
       Net Income. Net income was $26.9 million, or $2.05 per share on a diluted basis on 14.7 million average shares outstanding, versus $16.9 million, or $1.64 per share on a diluted basis on 12.1 million shares outstanding for the twelve months ended March 31, 1997, adjusted for subsequent stock dividends. The increase in shares outstanding was primarily attributable to the issuance of 3.0 million shares of Common Stock in the equity offering during the June 1997 quarter.
Comparison of the Year Ended March 31, 1997 to the Year Ended March 31, 1996
       Sales. Sales for 1997 were $1,354.3 million, a decrease of 0.4% from the prior year.
       Sales for the tobacco division were $997.4 million, an increase of 7.8% from 1996. The increase in tobacco division sales was due to higher average prices and improved sales mix. Tobacco volumes sold decreased by 4.8% from


                                                                             --
                                                                               9

                                                                [LOGO]



MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION  (CONTINUED)
--------------------------------------------------------------------------------
Standard Commercial Corporation

the prior year, which included sales of old crop tobacco. Volume increases in the United States partially offset declines in other areas.
       Nontobacco sales for 1997 were $356.8 million, a decrease of 17.8% from the prior year. The decrease in nontobacco sales was primarily due to lower average wool prices. Wool volumes were lower than the prior year as volume increases in Argentina, South Africa and the United Kingdom were offset by declines in other markets as the Company focused its efforts on its scouring and topmaking operations.
       Gross Profit and Cost of Sales. Gross profit for 1997 increased by $14.2 million from $90.5 million in the prior year to $104.7 million and increased as a percentage of sales. Gross profit for the tobacco division increased by $4.8 million from $80.5 million, or 8.7% of tobacco division sales, in the prior year to $85.3 million, or 8.6% of tobacco division sales. The increase in tobacco division gross profit was due primarily to the 7.8% increase in tobacco division sales and a 22.2% decrease in interest due to lower average interest rates during 1997.
       Nontobacco gross profit for 1997 increased by $9.4 million from $10.0 million, or 2.3% of nontobacco sales, in the prior year to $19.4 million, or 5.4% of nontobacco sales. The increase in gross profit was due to a 24.7% decrease in interest for the wool division.
       Selling, General and Administrative Expenses. Selling, general and administrative expenses for 1997 decreased by $4.8 million, primarily as a result of lower personnel and travel expenses related to the lower headcount and were lower as a percentage of sales. Selling, general and administrative expenses for the tobacco division decreased by $1.9 million from $53.5 million, or 5.8% of tobacco division sales, in the prior year to $51.6 million, or 5.2% of tobacco division sales.
       Nontobacco selling, general and administrative expenses for 1997 decreased by $2.9 million from $24.1 million, or 5.6% of nontobacco sales, in the prior year to $21.2 million, or 5.9% of nontobacco sales. The increase in nontobacco selling, general and administrative expenses as a percentage of sales was due to the 17.8% reduction in nontobacco sales.
       Restructuring Charges. Restructuring charges for 1996 of $12.5 million ($11.0 million after tax) reflect a provision made for the restructuring of the nontobacco operations. The major components of the restructuring charges relate to the wool division and include: (i) approximately $2.1 million associated with the closure of the wool processing facility in Argentina; (ii) approximately $3.6 million for the write-off of goodwill; (iii) approximately $2.8 million associated with the write-off of export incentive allowances; and
(iv) approximately $2.5 million of expenses related to the terminated sale of the wool division and other miscellaneous restructuring costs. To date in Argentina, the wool processing operations have been discontinued, the factory has been leased to a third party, 181 employees have been terminated and certain impaired assets have been written down. Identifiable expenses connected with the closure of the processing facility included in the fiscal 1996 results of operations totaled $603,000, including personnel costs of approximately $300,000 and plant overhead. The Company continues to maintain a sales function in Argentina. In Australia, operations have been consolidated under one management team to better and more efficiently serve this market. The wool tops departments in the German and French companies have been reorganized to streamline their marketing efforts. The Company has undertaken a feasibility study to improve operational efficiencies in the French topmaking factory. For 1997, the restructuring resulted in lower overhead costs of approximately $1.1 million. With the exception of the export


--
10

                                                                [LOGO]



--------------------------------------------------------------------------------

incentive issue, which is expected to be resolved in fiscal 1999, substantially all incurred amounts relating to the restructuring had been expended at March 31, 1997. The charge for the export incentive allowance relates to a subsequently discontinued South African export incentive program under which a Company claim was initially approved and then subsequently disallowed. The issue is currently before the Supreme Court of South Africa. The Company believes that an unfavorable settlement would not have a material impact on liquidity.
       Interest Expense, Interest Income and Other Income (Expense), Net. Interest expense and interest income for 1997 remained essentially constant with the prior year. Other income (expense), net for 1997 decreased by $1.2 million.
       Income Taxes, Minority Interests and Equity in Earnings (Losses) of Affiliates. Income taxes increased $6.0 million for 1997 compared to the prior year. Prior year income tax provisions were required for certain jurisdictions where profits were earned despite overall pretax losses. Income tax charges or credits vary as a percentage of pretax income or loss due to differences in tax rates and relief available in areas where profits are earned or losses are incurred.
       Minority interests for 1997 decreased by $0.9 million due to sales and earning decreases in the Company's 51.0% owned oriental tobacco businesses in Greece and Turkey.
       Equity in earnings (losses) of affiliates for 1997 increased $1.5 million from the prior year both in absolute dollars and as a percentage of sales, primarily due to improved earnings of Far East affiliates.
       Income (Loss) From Continuing Operations. Income from continuing operations for 1997 of $16.9 million increased by $26.3 million from a loss of $9.4 million in the prior year. Income from discontinued operations in 1996 reflects the reversal of a $10.1 million provision for the loss on the disposal of the wool division. An agreement to sell this division expired by its terms in December 1995. Net income for 1997 was $16.9 million, or $1.68 per share, compared to net income of $0.6 million, or $0.01 per share, for the prior year.

Liquidity and Capital Resources
       Working capital at March 31, 1998 was $219.1 million, up from $120.1 million at March 31, 1997. The increase was due to the application of the net proceeds of the equity ($47.0 million) and the senior debt ($103.1 million) offerings to reduce short-term borrowings, and increased contributions from operating activities, partly offset by increases in inventories due to business expansions. The Company continues to closely monitor its inventories which fluctuate depending on seasonal factors and business conditions.
       Capital expenditures were $19.7 million, and $12.8 million for the fiscal years ended March 31, 1998, and 1997, respectively. The Company expects capital expenditures to total approximately $18.0 million for the fiscal year ending March 31, 1999. Capital expenditures for 1998 related mostly to routine expenditures in the tobacco ($14.8 million) and wool ($5.0 million) divisions, including new machinery and equipment in the U.S. ($4.7 million), the expansion of tobacco warehouse facilities in Greece and Turkey ($3.5 million), and new machinery ($2.8 million) for the French topmaking facility.
       For 1998, cash used in operating activities totaled $77.9 million primarily due to an increase in tobacco inventory related to business expansion, partly offset by increased income levels and an increase in payables. Cash used in investing activities of $17.7 million for 1998 included capital expenditures of $19.7 million as described above less asset dispositions of $10.0 million, and payments for acquisitions of


                                                                             --
                                                                              11

                                                                [LOGO]



MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION  (CONTINUED)
--------------------------------------------------------------------------------
Standard Commercial Corporation

$7.9 million relating to investments in new projects in Brazil, Tanzania and Tasmania.
       Financing Arrangements. On August 1, 1997, the U.S. tobacco subsidiary of the Company consummated the sale and issuance of $115.0 million of Senior Notes. Simultaneously, the Company's major tobacco subsidiaries entered into a global syndicated revolving bank facility. The facility provides for borrowings of $200.0 million for working capital and other general corporate purposes, and bears interest initially at LIBOR plus 1.0% expiring in July 2000. The borrowings under the facility are guaranteed by the Company and certain of its tobacco subsidiaries and secured by substantially all of the assets of the borrowing subsidiaries and a pledge of all of the capital stock of the Company subsidiaries not otherwise pledged to secure other obligations.
       Additionally, as of March 31, 1998, local lines were available for the remainder of the tobacco division of approximately $304.8 million in addition to separate facilities for the nontobacco division of $102.9 million.
       The Company incurs short-term debt to finance its seasonally adjusted working capital needs, which typically peak in the third quarter, under unsecured lines of credit with several banks. At March 31, 1998, under agreements with various banks, total short-term credit facilities were $607.7 million, compared to $646.9 million at March 31, 1997, with $60.5 million versus $71.0 million in 1997 being utilized for letters of credit and guarantees, and $283.6 million was unused.
       Based on the outlook for the business for the next twelve months, management anticipates that it will be able to service the interest and principal on its indebtedness, maintain adequate working capital and provide for capital expenditures out of operating cash flow and available borrowings under its credit facilities. The Company's future operating performance will be subject to economic conditions and to financial, political, agricultural and other factors, many of which are beyond the Company's control.
       On November 13, 1991, the Company issued $69.0 million of its 7 1/4% Convertible Subordinated Debentures due March 31, 2007 (the "Debentures"). The Debentures are currently convertible into shares of the Company's Common Stock at a conversion prices (as adjusted for subsequent stock dividends) of $29.38 per share. The Debentures are subordinated in right of payment to all senior indebtedness, as defined, of the Company. As of March 31, 1995, the Debentures became redeemable in whole or in part at the option of the Company at any time. Beginning March 31, 2003, the Company will be obligated to make annual sinking fund payments sufficient to retire at least 5% of the principal amount of issued Debentures reduced by earlier conversions, redemptions, and repurchases. Holders of the Debentures have the right to demand redemption under certain conditions, including a change in control of the Company, certain mergers and consolidations and certain distributions with respect to the Company's capital stock. The Company may elect to redeem Debentures under these circumstances in Common Stock in lieu of cash.
       As a result of an equity offering in May 1998, which appreciably broadened the Company's shareholder base, the Board of Directors has voted to discontinue issuing quarterly stock dividends. Certain debt agreements to which the Company and its subsidiaries are parties contain financial covenants which could restrict the payment of cash dividends. Under its most restrictive covenant, the Company had approximately $43.6 million of retained earnings available for distribution as dividends at March 31, 1998. At


--
12

                                                                [LOGO]



--------------------------------------------------------------------------------

this time, it is uncertain when or if the Board will resume the payment of cash dividends.
       On January 31, 1997, the Company terminated the Employee Stock Ownership Plan (the "ESOP") established by W A Adams Company prior to that company's acquisition by the Company. This termination involved the redemption by the Company of 24,602 shares of ESOP Preferred Stock for an aggregate price of approximately $2.5 million in cash and the issuance of 14,075 shares of Common Stock. The remaining 62,875 shares of unallocated ESOP Preferred Stock were canceled.
Tax and Repatriation Matters
       The Company and its subsidiaries are subject to income tax laws in each of the countries in which they do business through wholly-owned subsidiaries and through affiliates. The Company makes a comprehensive review of the income tax requirements of each of its operations, files appropriate returns and makes appropriate income tax analyses directed toward the minimization of its income tax obligations. Appropriate income tax provisions are determined on an individual subsidiary level and at the corporate level on both an interim and annual basis. The Company provides valuation allowances on deferred tax assets for its subsidiaries that have a history of losses. Management cannot assert that there will likely be sufficient profits generated by these subsidiaries in the near future to offset these losses. The change during 1998 is due to tax-loss carryforwards for which no benefit has been recognized. The loss carryforwards which give rise to the valuation allowances will expire in 2001 and thereafter. These processes are followed using an appropriate combination of internal staff at both the subsidiary and corporate levels as well as independent outside advisors in review of the various tax laws and in compliance reporting for the various operations.
       The undistributed earnings of certain foreign subsidiaries are not subject to additional foreign income taxes nor considered to be subject to U.S. income taxes unless remitted as dividends. The Company intends to reinvest such undistributed earnings indefinitely; accordingly, no provision has been made for U.S. taxes on those earnings. The Company regularly reviews the status of the accumulated earnings of each of its U.S. and foreign subsidiaries as part of its overall financing plans.
Year 2000 Matters
       The Company is evaluating potential problems arising from the compatibility of information systems and the ability to accommodate the year 2000 in software applications. A project team is coordinating the review of both internal systems and interfaces with third party suppliers/vendors to evaluate the incremental costs or any potential investment required to ensure an efficient transition to the new century. Based on the findings to date, and as most of the systems used by the Company are of recent design and were specifically programmed with year 2000 issues in mind, management is of the opinion that any modifications, if necessary, will be completed in fiscal 1999 and will not have a material impact on the consolidated results of the Company.

Forward-Looking Statements
       Statements in this Annual Report that are not purely statements of historical fact may be deemed to be forward-looking. Readers are cautioned that any such forward-looking statements are based upon management's current knowledge and assumptions, and actual results could be affected in a material way by many factors, including ones over which the Company has little or no control, e.g. unforeseen changes in shipping schedules; the balance between supply and demand; and market, economic, political and weather conditions. For more details regarding such factors, see the Company's filings with the Securities and Exchange Commission. The Company assumes no obligation to update any of these forward-looking statements.

                                                                             --
                                                                              13

                                                                [LOGO]



CONSOLIDATED BALANCE SHEET
-------------------------------------------------------------------------
Standard Commercial Corporation


                                                                    March 31,
                                                           ---------------------------
(In thousands, except share data)                                  1998           1997
Assets
Cash                                                        $  34,116      $  41,117
Receivables (Note 3)                                          254,469        266,560
Inventories (Notes 1 and 4)                                   361,418        256,519
Prepaid expenses                                                8,674          6,285
Marketable securities (Note 1)                                    656            837
                                                            ---------      ---------
 Current assets                                               659,333        571,318
Property, plant and equipment (Notes 1 and 5)                 113,572        122,013
Investment in affiliates (Notes 1 and 6)                       12,647         12,533
Other assets (Notes 1, 7 and 11)                               53,921         29,821
                                                            ---------      ---------
 Total assets                                               $ 839,473      $ 735,685
                                                            ---------      ---------
Liabilities
Short-term borrowings (Note 8)                              $ 267,799      $ 272,325
Current portion of long-term debt (Note 10)                     4,987          8,985
Accounts payable (Note 9)                                     144,585        141,145
Taxes accrued (Note 16)                                        22,863         28,758
                                                            ---------      ---------
 Current liabilities                                          440,234        451,213
Long-term debt (Note 10)                                      128,083         70,252
Convertible subordinated debentures (Note 10)                  69,000         69,000
Retirement and other benefits (Note 11)                        19,479         19,127
Deferred taxes (Notes 1 and 16)                                 2,776          5,819
Commitments and contingencies (Note 12)                             -              -
                                                            ---------      ---------
 Total liabilities                                            659,572        615,411
                                                            ---------      ---------
Minority Interests (Note 1)                                    30,271         30,312
                                                            ---------      ---------
Shareholders' Equity
Preferred stock, $1.65 par value (Note 13)
 Authorized shares 1,000,000; Issued none                           -              -
Common stock, $0.20 par value (Note 13)
 Authorized shares 100,000,000; Issued 15,424,555
 and 12,126,270 at March 31, 1998 and 1997, respectively        3,085          2,425
Additional paid-in capital (Note 13)                          101,788         50,324
Unearned restricted stock plan compensation (Note 13)          (1,996)          (321)
Treasury stock at cost, 2,617,707 and 2,591,790 shares
 At March 31, 1998 and 1997, respectively (Note 13)            (4,250)        (3,799)
Retained earnings                                              82,943         58,089
Cumulative translation adjustments (Notes 1 and 14)           (31,940)       (16,756)
                                                            ---------      ---------
 Total shareholders' equity                                   149,630         89,962
                                                            ---------      ---------
 Total liabilities and equity                               $ 839,473      $ 735,685
                                                            ---------      ---------

The accompanying notes are an integral part of these financial statements.

-
14

                                                                [LOGO]



CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS
-------------------------------------------------------------------------
Standard Commercial Corporation


                                                                 Year ended March 31,
                                                     ---------------------------------------------
(In thousands, except per share data)                         1998           1997*           1996*
Sales                                                $1,492,797      $1,354,270      $1,359,450
Cost of sales
 - Materials, services and supplies (Note 4)          1,347,835       1,217,380       1,227,568
 - Interest                                              22,576          32,197          41,369
                                                     ----------      ----------      ----------
 Gross profit                                           122,386         104,693          90,513
Selling, general and administrative expenses             79,464          72,782          77,608
Restructuring charges (Note 2)                                -               -          12,500
Other interest expense                                   15,233           9,920           9,559
Other income (expense) - net (Note 15)                    9,372          10,254          11,412
                                                     ----------      ----------      ----------
 Income before taxes                                     37,061          32,245           2,258
Income taxes (Notes 1 and 16)                             8,769          12,782           6,836
                                                     ----------      ----------      ----------
 Income (loss) after taxes                               28,292          19,463          (4,578)
Minority interests (Note 1)                              (2,020)         (3,938)         (4,795)
Equity in earnings (losses) of affiliates (Note 6)          653           1,412             (69)
                                                     ----------      ----------      ----------
 Income (loss) from continuing operations                26,925          16,937          (9,442)
Income from discontinued operations (Note 2)                  -               -          10,050
                                                     ----------      ----------      ----------
 Net income                                              26,925          16,937             608
ESOP preferred stock dividends net of tax                     -            (347)           (474)
                                                     ----------      ----------      ----------
 Net income applicable to common stock                   26,925          16,590             134
 Retained earnings at beginning of year                  58,089          46,450          50,530
Common stock dividends                                   (2,071)         (4,951)         (4,214)
                                                     ----------      ----------      ----------
 Retained earnings at end of year                     $  82,943       $  58,089       $  46,450
                                                     ----------      ----------      ----------
Earnings per common share (Note 1)
Basic - net                                           $    2.18       $    1.72       $    0.01
   - average shares outstanding                          12,377           9,640           9,622
Diluted - net                                        $     2.05       $    1.64       $    0.28
   - average shares outstanding                          14,726          12,118          12,100

* Earnings per share and shares outstanding have been adjusted for the effect of subsequent stock dividends.

The accompanying notes are an integral part of these financial statements.

                                                                              -
                                                                              15

                                                                [LOGO]



CONSOLIDATED STATEMENT OF CASH FLOWS
-------------------------------------------------------------------------
Standard Commercial Corporation


                                                                   Year Ended March 31,
                                                        ------------------------------------------
(In thousands)                                                  1998           1997           1996
Cash flows from operating activities
Net income                                               $   26,925     $  16,937      $     608
 Depreciation and amortization                               20,485        20,866         24,393
 Minority interests                                           2,020         3,938          4,795
 Deferred income taxes                                       (8,141)         (484)          (968)
 Undistributed earnings (losses) of affiliates
   net of dividends received                                   (519)       (1,268)           166
 Gain on disposition of property, plant and equipment        (6,025)       (2,252)        (1,093)
 Income from discontinued operations                              -             -        (10,050)
 Other                                                       (3,024)        2,483         (5,244)
                                                         ----------     ---------      ---------
                                                             31,721        40,220         12,607
Net changes in working capital other than cash
 Receivables                                                (18,451)      (22,807)       (24,752)
 Inventories                                               (119,369)       (5,475)        85,901
 Current payables                                            28,215        22,721        (23,909)
                                                         ----------     ---------      ---------
Cash provided by (used in) operating activities             (77,884)       34,659         49,847
                                                         ----------     ---------      ---------
Cash flows from investing activities
Property, plant and equipment - additions                   (19,732)      (12,816)       (12,211)
 - dispositions                                              10,008         5,072          3,151
Minority interest                                                 -             -         (7,740)
Business (acquisitions) dispositions                         (7,928)        3,304            440
                                                         ----------     ---------      ---------
Cash used for investing activities                          (17,652)       (4,440)       (16,360)
                                                         ----------     ---------      ---------
Cash flows from financing activities
Proceeds from long-term borrowings.                         113,053        10,405          9,645
Repayment of long-term borrowings                           (17,186)      (21,131)       (14,968)
Net change in short-term borrowings                         (51,569)      (54,257)        (5,330)
Net proceeds of equity offering                              47,043             -              -
Dividends paid, net of tax                                        -          (347)          (474)
Purchase and retirement of ESOP Preferred Stock                   -        (2,460)             -
Other                                                        (2,806)            -            114
                                                         ----------     ---------      ---------
Cash provided by (used for) for financing activities         88,535       (67,790)       (11,103)
                                                         ----------     ---------      ---------
Increase/(decrease) in cash for period                       (7,001)      (37,571)        22,474
Cash at beginning of period                                  41,117        78,688         56,214
                                                         ----------     ---------      ---------
Cash at end of period                                    $   34,116     $  41,117      $  78,688
                                                         ----------     ---------      ---------
Cash payments for - interest                             $   36,160     $  42,790      $  44,426
 - income taxes                                          $   13,331     $   9,057      $   6,433

The accompanying notes are an integral part of these financial statements.

-
16

                                                                [LOGO]



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Standard Commercial Corporation

1. Significant Accounting Policies
     a) Consolidation. The accounts of all subsidiary companies are included in the consolidated financial statements and all intercompany transactions have been eliminated. Investments in affiliated companies are accounted for by the equity method of accounting.
     b) Foreign Currency. Assets and liabilities of foreign subsidiaries are translated at year-end exchange rates. The effects of these translation adjustments are reported in a separate component of shareholders' equity. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved and translation adjustments in countries with highly inflationary economies are included in net income.
     c) Marketable Securities. Marketable securities are classified as available for sale and consist of liquid equity securities. The specific identification method is used to determine gains and losses when securities are sold.
     d) Intangible Assets. The Company's policy is to amortize goodwill on a straight line basis over its estimated useful life not to exceed 40 years. The Company assesses recoverability of goodwill based on management's projections of future cash flows of acquired businesses.
     e) Property, Plant and Equipment. The cost of significant improvements to property, plant and equipment is capitalized. Maintenance and repairs are expensed as incurred. Provision for depreciation is charged to operations over the estimated useful lives, primarily 3-30 years, of the assets on a straight-line basis.
     f) Inventories. Inventories, which are primarily packed leaf tobacco and wool, are stated at the lower of specific cost or estimated net realizable value. Cost of tobacco includes a proportion of interest, buying commission charges and factory overhead which can be related directly to specific items of inventory. Cost of wool includes all direct costs except interest. Items are removed from inventory on an actual cost basis.
     g) Revenue Recognition. Sales and revenue are recognized on the passage of title.
     h) Income Taxes. The Company provides deferred income taxes on differences between the carrying value of assets and liabilities for financial reporting purposes and the amounts used for tax purposes and operating loss carryforwards.
     i) Minority Interests. Minority interests represent the interest of third parties in the net assets of certain subsidiary companies.
     j) Computation of Earnings Per Common Share. In December 1997, the Company adopted Statement of Financial Accounting Standards, (SFAS), 128, Earnings Per Share. SFAS 128 requires the presentation of both basic and diluted earnings per share, regardless of materiality, unless per share amounts are equal. Earnings per share amounts for the prior periods presented have been restated to conform to the requirements of SFAS 128. Diluted earnings per share include the effect of the convertible subordinated debentures which if converted would have increased net income applicable to common stock by $3,300,000 for the year. The average shares outstanding would have increased by 2,348,536 shares. Prior years would have the same increase to net income applicable to common stock and the average shares outstanding would have increased by 2,478,348 and 2,457,831 shares for the years 1997 and 1996, respectively, assuming conversion of the above debentures and ESOP convertible preferred stock that was redeemed in the fourth quarter of the last fiscal year upon termination of the ESOP plan.
     k) Long-Lived Assets. Long-lived assets are reviewed for impairment on a market-by-market basis whenever events or changes in the circumstances indicate that the carrying amount of an asset may not be recoverable. If an evaluation is required, the projected future undiscounted future cash flows attributable to each market would be compared to the carrying value of the long-lived assets (including an allocation of goodwill, if appropriate) of that market if a write-down to fair value is required. The Company also evaluates the remaining useful lives to determine whether events and circumstances warrant revised estimates of such lives.
     l) Use of Estimates and Assumptions. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     m) Reclassification. Certain amounts in prior year statements have been reclassified for conformity with current year presentation.

2. Discontinued Operations and Restructuring Charges
     a) Discontinued Operations. In fiscal 1995, the Company entered into an agreement to sell its wool operations. During the third quarter of fiscal 1996, the proposed sale was terminated. Accordingly, the results of operations of the wool business for the prior periods have been reclassified from discontinued operations to continuing operations. The estimated loss on disposal of $10.1 million in 1995 was reversed in 1996. The estimated loss was determined by deducting the $56 million estimated net asset value of discontinued wool operations (i.e., sales price) from the $66.1 million value of net assets held for sale.
     b) Restructuring Charges. In fiscal 1996 and as a result of the termination of the sale of the wool operations, the Company implemented a reorganization plan for its nontobacco business and determined that a pretax restructuring charge of $12.5 million ($11.0 million after-tax) was appropriate. The major components of the restructuring charges relate to the wool division and include: (i) approximately $2.1 million associated with the closure of the wool processing facility in Argentina; (ii) approximately $3.6 million for the write-off of goodwill; (iii) approximately $2.8 million associated with the write-off of export incentive allowances; and (iv) approximately $2.5 million of expenses related to the terminated sale of the wool division and other miscellaneous restructuring costs. To date in Argentina, the wool processing operations have been discontinued, the factory has been leased to a third party, 181 employees have been terminated and certain impaired assets have been written down. Identifiable expenses connected with the closure of the processing facility included in the fiscal 1996 results of operations totaled $603,000, including personnel costs of approximately $300,000 and plant overhead. The Company continues to maintain a sales function in Argentina. In Australia, operations have been consolidated under one management


                                                                             --
                                                                              17

                                                                [LOGO]

--------------------------------------------------------------------------------
Standard Commercial Corporation

team to better and more efficiently serve this market. The wool tops departments in the German and French companies have been reorganized to streamline their marketing efforts. The Company has undertaken a feasibility study to improve operational efficiencies in the French topmaking factory. For the year ended March 31, 1998, the restructuring resulted in lower depreciation, amortization and personnel costs of approximately $1.1 million. With the exception of the export incentive issue, which is expected to be resolved in fiscal 1999, substantially all incurred amounts related to the restructuring had been expended at March 31, 1998. The charge for the export incentive allowance relates to a subsequently discontinued South African export incentive program under which a Company claim was initially approved and then subsequently disallowed. The issue is currently before the Supreme Court of South Africa. The Company believes that an unfavorable settlement would not have a material impact on liquidity.

3. Receivables


                                           March 31,
In thousands                              1998          1997
---------------------------------- -----------   -----------
Trade accounts                      $160,734      $180,926
Advances to suppliers                 41,865        48,349
Affiliated companies                  20,662         9,773
Other                                 35,743        31,113
                                    --------      --------
                                     259,004       270,161
Allowances for doubtful accounts      (4,535)       (3,601)
                                    --------      --------
                                    $254,469      $266,560
                                    --------      --------

4. Inventories


                       March 31,
In thousands          1998          1997
-------------- -----------   -----------
Tobacco        $284,822      $181,349
Nontobacco       76,596        75,170
               --------      --------
               $361,418      $256,519
               --------      --------

     Tobacco inventories at March 31, 1998 and 1997 included capitalized interest totaling $5.0 million and $4.3 million, respectively, and valuation reserves for tobacco and wool of $5.0 million and $4.9 million, respectively. Inventory valuation provisions included in cost of sales totaled approximately $2.7 million, $0.9 million and $1.4 million in 1998, 1997 and 1996, respectively.

5. Property, Plant and Equipment


                                     March 31,
In thousands                        1998            1997
-------------------------- -------------   -------------
Land                       $ 11,954        $ 14,063
Buildings                    74,085          77,116
Machinery and equipment     134,264         131,124
Furniture and fixtures       13,357          13,157
Construction in progress      4,399           2,322
                           --------        --------
                            238,059         237,782
Accumulated depreciation   (124,487)       (115,769)
                           --------        --------
                           $113,572        $122,013
                           --------        --------

     Depreciation expense was $17.8 million, $18.1 million and $18.1 million in 1998, 1997 and 1996, respectively.

6. Affiliated Companies
     a) Net investment in affiliated companies are represented by the following:


                                          March 31,
In thousands                         1998           1997
--------------------------------- -----------   ------------
Net current assets                $ 3,318       $ 4,421
Property, plant and equipment      42,627        29,446
Other long-term liabilities        (4,386)         (132)
Interests of other shareholders   (28,780)      (21,033)
                                  -------       -------
Company's interest                 12,779        12,702
Provision for withholding taxes      (132)         (169)
                                  -------       -------
Net investments                   $12,647       $12,533
                                  -------       -------

     b) The results of operations of affiliated companies were:


                                       Year ended March 31,
In thousands                     1998          1997         1996
----------------------------- -----------   -----------   ----------
Sales                         $108,664      $119,022      $82,527
                              --------      --------      -------
Income before taxes           $  4,055      $ 5,627       $2,493
Income taxes                     1,675        2,104        2,259
                              --------      --------      -------
Net income                    $  2,380      $ 3,523       $  234
                              --------      --------      -------
Company's share               $    616      $ 1,463       $ (260)
Withholding taxes                   37          (51)         191
                              --------      --------      -------
Equity in earnings (losses)   $    653      $ 1,412       $  (69)
                              --------      --------      -------
Dividends received            $    134      $   148       $   96
                              --------      --------      -------

     c) Balances with unconsolidated affiliates for the procurement of tobacco inventory were as follows:


                                       Year ended March 31,
In thousands                     1998         1997         1996
------------------------------ ----------   ----------   ----------
Purchases of tobacco           $30,087      $41,952      $18,932
Receivables from equity
  investees                     20,662        9,773       17,357
Advances on purchases of
  tobacco                        8,744       10,394       12,615
Payables to equity investees       138        3,449           18

     The Company's significant affiliates and percentage of ownership at March 31, 1998 follow: Adams International Ltd, 49.0% (Thailand); Siam Tobacco Export Corporation Ltd, 49.0% (Thailand); Tobacco Processors (Lilongwe) Ltd, 51.9% (Malawi); and Independent Wool Dumpers Pty Ltd, 16.8% (Australia). Audited financial statements of affiliates are obtained annually.


--
18

                                                                        [LOGO]



--------------------------------------------------------------------------------

7. Other Assets


                                                   March 31,
In thousands                                  1998         1997
-----------------------------------------   ----------   ----------
Cash surrender value of life insurance
  policies (face amount $41,965)            $14,008      $12,775
Less: Policy loans                            4,652        6,246
                                            -------      -------
                                              9,356        6,529
Bank deposits                                   457          418
Receivables                                  27,511       14,588
Deferred financing fees                       8,759        2,629
Investments                                   1,059            2
Excess of purchase price of subsidiaries
  over net assets acquired - net of
  accumulated amortization of $7,595
  (1997 - $7,354)                             3,983        4,224
Other                                         2,796        1,431
                                            -------      -------
                                            $53,921      $29,821
                                            -------      -------

8. Short-term Borrowings



Dollars in thousands                         1998           1997
---------------------------------------- ------------   ------------
Weighted average interest on borrowings
  at end of year                               7.5%           8.0%
Weighted average interest rate on
  borrowings during the year(1)                7.5%           8.0%
Maximum amount outstanding at any
  month-end                               $353,666       $372,747
Average month-end amount outstanding      $272,867       $337,178
Amount outstanding at year-end(2)         $267,799       $272,325

(1) Computed by dividing short-term interest expense and amortized financing costs by average short-term debt outstanding.
(2) During the first quarter of fiscal 1998 the Company completed a secondary issue of 3,022,500 shares, from which the $47.0 million proceeds were applied as a reduction of short-term borrowings. The application of the equity proceeds will preclude the use of working capital to satisfy these obligations. Consequently, at March 31, 1997 $47.0 million has been reclassified as long-term debt in accordance with SFAS 6, "Classification of Short-Term Obligations Expected to be Refinanced". At March 31, 1998, the equity proceeds of $47.0 million has been reported as an increase in shareholders' equity.

     At March 31, 1998, under agreements with various banks, total short-term credit facilities for continuing operations of $607.7 million (1997 - $646.9 million) were available to the Company of which $60.5 million (1997 - $71.0 million) were being utilized for letters of credit and guarantees and $283.6 million (1997 - $299.0 million) were unused.
     The Company's revolving credit facilities at March 31, 1998 included a $200.0 million master credit facility (the "MFA") for tobacco operations, in addition to local lines of approximately $304.8 million. Also, separate facilities totaling $102.9 million are in place for wool operations.
     At March 31, 1998 substantially all of the Company's assets were pledged against current and long-term borrowings.

9. Accounts Payable

                                        March 31,
In thousands                      1998          1997
-----------------------------   -----------   -----------
Trade accounts                  $115,875      $108,476
Affiliated companies                 138         3,449
Other accruals and payables       28,572        29,220
                                --------      --------
                                $144,585      $141,145
                                --------      --------

10. Long-Term Debt


                                               March 31,
In thousands                              1998          1997
------------------------------------   -----------   -----------
8.875% Senior Notes Due in
  2005                                  $115,000     $     -
6.48% fixed rate loans repayable
  annually through 1998                        -       3,637
Floating rate loan at prime                    -       8,667
10.4% loan repayable annually
  through 2000                             3,272       4,900
Floating rate note, at 82% of
  prime, repayable in 2001 (1998
  average 8.25%)                           2,940       2,940
11.95% loan repayable through
  2001                                         -       2,346
Italian prime + 1/8% payable
  through 2002 (1998 average
  10.6%)                                   2,552       3,458
9.82% fixed rate loan repayable
  annually through 2005                    2,970       3,282
9.25% note repayable through
  2005                                     1,362       1,762
5.7% loan repayable through
  2002                                     1,945           -
9.23% loan repayable through
  2003                                     1,498           -
Other                                      1,531       1,202
                                        --------     -------
                                         133,070      32,194
Current portion                           (4,987)     (8,985)
Revolving credit facilities (See
  Note 8)                                      -      47,043
                                        --------     -------
                                        $128,083     $70,252
                                        --------     -------

     As of March 31, 1998 long-term debt maturing after one year was as follows: 2000 - $3,828; 2001 $5,283; 2002 - $1,186; 2003 - $1,466; and
thereafter - $116,320.
     On August 1, 1997 the Company completed a $115 million Rule 144A private placement of 8 7/8% Senior Notes Due 2005. The Senior Notes were subsequently registered with the Securities & Exchange Commission and an exchange offer was completed on December 31, 1997.
     Certain debt agreements to which the Company and its subsidiaries are parties contain financial covenants (relating to, among other things: minimum net worth and interest coverage ratios; and limits on capital expenditures, permitted investments, indebtedness advances and liens) which could restrict the payment of cash dividends.


                                                                             --
                                                                              19

                                                                [LOGO]

--------------------------------------------------------------------------------
Standard Commercial Corporation

Convertible Subordinated Debentures
     On November 13, 1991 the Company issued $69.0 million of 7 1/4% Convertible Subordinated Debentures due March 31, 2007. Adjusted for subsequent stock dividends, the debentures currently are convertible into shares of common stock of the Company at a conversion price of $29.38 per share. The debentures are subordinated in right of payment to all senior indebtedness, as defined, of the Company, and as of March 31, 1995 became redeemable in whole or in part at the option of the Company any time. Beginning March 31, 2003 the Company will make annual payments to a sinking fund which will be sufficient to retire at least 5% of the principal amount of issued Debentures reduced by earlier conversions, redemptions and repurchases.
     At March 31, 1998, substantially all of the Company's assets were pledged against current and long-term borrowings.

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

U.S. Plan
     A summary of pension costs follows:



                                          Year ended March 31,
In thousands                          1998        1997        1996
----------------------------------- ---------   ---------   ---------
Service cost - benefits earned
  during the year                   $669        $498        $433
Interest cost on projected benefit
  obligation                         678         649         549
Recognized return on plan assets    (933)       (832)       (670)
Net amortization                     (72)        (29)        (72)
                                    ----        ----        ----
Net pension cost                    $342        $286        $240
                                    ----        ----        ----

The funded status of the U.S. plans, which include a book-reserve SERP, at March 31 is shown below:

                                      Assets Exceed              ABO Exceeds
                                           ABO                     Assets
                                 -----------------------   -----------------------
In thousands                            1998        1997        1998          1997
-------------------------------- -----------   ---------   ---------   -----------
Actuarial present value of
  benefit obligations:
  - vested                        $  7,596     $7,265       $    -       $   -
 - nonvested benefits                  186         44          526         486
                                  --------     ------       ------       -----
Accumulated benefit
  obligation                         7,782      7,309          526         486
Benefits attributable to
  projected salaries                 2,559      2,142           32          51
                                  --------     ------       ------       -----
Projected benefit obligation        10,341      9,451          558         537
Plan assets at fair value           14,812     11,505            -           -
                                  --------     ------       ------       -----
Assets in excess of (less than)
  projected obligation               4,471      2,054         (558)       (537)
Unamortized net transition
  gain                                (245)      (306)           -           -
Unrecognized prior service
  cost                                 (33)       (44)           -          44
Unrecognized experience
  gain                              (3,256)      (693)         (57)           (6)
                                  --------     ------       ------       --------
Prepaid (accrued) pension
  costs                           $    937     $1,011       $ (615)      $(499)
                                  --------     ------       ------       -------

     The projected benefit obligation at March 31, 1998, 1997 and 1996 was determined using an assumed discount rate of 7.375%, 7.375% and 7.25%, respectively, and assumed future compensation increases of 5.00%, 5.00% and 5.25%, respectively. The assumed long-term rate of return on plan assets was 8.0% at March 31, 1998, 1997 and 1996, respectively. Assets consist of pooled equity and fixed income funds managed by an independent trustee.

Non-U.S. Plans
     A summary of pension costs follows:



                                         Year ended March 31,
In thousands                        1998          1997          1996
------------------------------- -----------   -----------   -----------
Service cost - benefits earned
  during the year                   1,527      $  1,367      $  1,507
Interest cost on projected
  benefit obligation                2,489         2,310         2,646
Recognized return on plan
  assets                           (2,609)       (2,348)       (2,004)
Net amortization                       47            49           222
                                   ------      --------      --------
Net pension cost                 $  1,454      $  1,378      $  2,371
                                 --------      --------      --------

--
20

                                                                [LOGO]



--------------------------------------------------------------------------------

The funded status of non-U.S. plans, which include book-reserve plans, at March 31 is shown below:


                                      Assets Exceed               ABO Exceeds
                                           ABO                      Assets
                                 -----------------------   -------------------------
In thousands                       1998         1997          1998          1997
-------------------------------- ----------   ----------   -----------   -----------
Actuarial present value of
  benefit obligations:
   -  vested                     $20,132      $18,455       $ 7,338       $ 7,857
 - nonvested benefits                145          120             -             -
                                 -------      -------      --------       -------
Accumulated benefit
  obligation                      20,277       18,575         7,338         7,857
Benefits attributable to
  projected salaries               5,766        5,255           454           517
                                 -------      -------      --------       -------
Projected benefit obligation      26,043       23,830         7,792         8,374
Plan assets at fair value         32,774       26,150             -             -
                                 -------      -------      --------       -------
Assets in excess of (less than)
  projected obligation             6,731        2,320        (7,792)       (8,374)
Unamortized net transition
  loss                               611          679           841           927
Unrecognized prior service
  cost                            (2,015)      (2,094)            -             -
Unrecognized experience
  gain                            (3,874)         566           (54)           56
Additional minimum liability           -            -          (829)       (1,031)
                                 -------      -------      --------       -------
Prepaid (accrued) pension
  costs                          $ 1,453       $1,471       $(7,834)      $(8,422)
                                 -------      -------      --------       -------

     The assumptions used in 1998, 1997 and 1996 were as follows:


                                1998                  1997                 1996
                           ----------------  --------------------  -------------------
Discount rates             7.735% to 8.5%    7.375% to 8.5%        7.75% to 8.5%
Compensation increases      5.50% to 7.0%    5.50% to 7.0%         3.25% to 6.5%
Long-term rates of return
  on plan assets                10%          10.0%                 10.0%

     Plan assets consist primarily of common stocks, pooled equity and fixed income funds. The pension costs and obligations for non-U.S. plans shown above also include certain unfunded book-reserve plans.
     The Company also sponsors a 401(k) savings incentive plan for most full-time salaried employees in the United States. The expense for this plan was $236,333 in 1998, $196,000 in 1997 and $144,000 in 1996.
     The Company provides health care and life insurance benefits for substantially all of its retired salaried employees in the U.S. These benefits are accounted for in accordance with Statement of Financial Accounting Standards No. 106, Employers' Accounting For Postretirement Benefits Other Than Pensions, which requires the accrual of the estimated cost of retiree benefit payments during the years the employee provides services.

     The components of the net periodic cost of postretirement benefits for 1998, 1997 and 1996 were:


                               Year ended March 31,
In thousands               1998        1997        1996
----------------------   ---------   ---------   ---------
Service cost             $195        $194        $176
Interest cost on
  accumulated benefit
  obligation              445         494         522
Amortization of plan
  amendments             (158)       (139)       (136)
                         ----        ----        ----
Net periodic cost        $482        $549        $562
                         ----        ----        ----

     The components of the liability included in the consolidated balance sheet at March 31, 1998 and 1997 of the actuarial present value of benefits for services rendered to date were:


                                              March 31,
In thousands                              1998        1997
-------------------------------------     ----        ----
Current retirees                        $  712      $  489
Active employees eligible to retire      2,716       2,732
Active employees not eligible to
  retire                                 3,020       3,343
                                        ------      ------
Total                                    6,448       6,564
Unrecognized net gain                      859         260
Unrecognized prior service cost            833         972
                                        ------      ------
Accumulated postretirement benefit
  obligation                            $8,140      $7,796
                                        ------      ------

     The accumulated postretirement benefit obligation (APBO) was determined using a 7.375% weighted-average discount rate. The medical cost trend rate used in determining the APBO was assumed to be 10.5% in 1998. This rate was assumed to gradually decline to 5% in 2006, and remain at that level thereafter.
     Assuming a one percent increase in the medical cost trend rates, the aggregate of the service and interest cost components of the net periodic pension cost for 1998 would increase by $109,738 and the APBO as of March 31, 1998 would increase by $824,297. In general, postretirement benefit costs are insured or paid as claims are incurred.
     The ongoing impact of SFAS 106 as it relates to employees of foreign subsidiaries is immaterial. The Company expenses the cost of these benefits as incurred.

Employee Stock Options
     In March 1997, the Company entered into a three-year employment agreement with its Chief Executive Officer. The agreement, which was ratified by the Board of Directors on April 14, 1997, provided for the grant of nonqualified stock options. The aggregate number of shares of Common Stock as to which grants have been made is 100,000. As of March 31, 1998 there were 100,000 shares of nonqualified options outstanding at an exercise price of $17.00 per share, which was equal to the fair market value on the date of issue. The options vest one-third each year beginning on the first anniversary of the date of grant and become 100% vested on the third anniversary of the date of grant. At March 31, 1998, options currently exercisable totaled 33,333.


                                                                             --
                                                                              21

                                                                        [LOGO]

-------------------------------------------------------------------------
Standard Commercial Corporation

     The Company has adopted the disclosure-only provisions of SFAS 123. Accordingly, no compensation cost has been recognized for the nonqualified stock options. Had compensation cost for the Company's nonqualified stock options been determined based on the fair value at grant date for awards in 1998 consistent with the provisions of SFAS 123, the Company's net earnings would have been reduced by $588,000 and earnings per share would have been reduced to the pro forma amounts indicated below:


                               Year Ended March 31, 1998
                               --------------------------
                                 As reported    Pro forma
Basic earnings per share          $ 2.18         $ 2.13
Diluted earnings per share        $ 2.05         $ 2.01

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998: dividend yield of 0.0%; expected volatility of 68.44%; risk-free interest rate of 6.37% and expected life of 4 years.
     The weighted average remaining contractual life of these options is 6.0 years.

12. Commitments and Contingencies
     The Company is obligated under operating leases for equipment, office and warehouse space with minimum annual rentals as follows: 1999 - $3,353,980; 2000
- $2,542,412; 2001 - $387,245; 2002 - $64,650; 2003 - $22,481; and thereafter
$111,855. Some of the leases are subject to escalation.
     Expenses under operating leases for continuing operations in 1998, 1997 and 1996 were $3,663,000, $3,049,100 and $3,811,000, respectively.

     The Company operates a processing facility under a service agreement which guarantees reimbursement of all of the facility's costs including operating expenses and management fees. This lease is not considered a commitment of the Company.
     The Company has commitments for capital expenditures of approximately $18.0 million, all of which are expected to be incurred in fiscal 1999.
     The Company's 51.0% owned subsidiary in Greece has been notified by tax authorities of potential adjustments to its income tax returns filed in prior years. The Company's share of the total proposed adjustments, including penalty and interest, is approximately $3.0 million. The Company believes the tax returns filed were in compliance with the applicable tax code. The proposed adjustments vary in complexity and amount. While it is not feasible to predict the precise amount or timing of each proposed adjustment, the Company believes that the ultimate disposition will not have a material adverse effect on its consolidated financial position or results of operations.
     Other contingencies, consisting of guarantees, pending litigation and other claims, in the opinion of management, are not considered to be material in relation to the Company's financial statements as a whole, liquidity or future results of operations.

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

13. Common Stock


                                Number of Shares                                           Unearned
                                Of Common Stock               Common     Additional      Restricted       Treasury
                          ----------------------------         Stock        Paid-In      Stock Plan          Stock
Dollars in thousands              Issued      Treasury     Par Value        Capital    Compensation        At Cost
------------------------- --------------   -----------   -----------   ------------   -------------   ------------
April 1, 1995               11,160,289      2,393,478       $2,232       $ 38,288       $   (515)       $ (1,233)
401(k) contributions            12,283                           3            141
Dividends reinvested               729                           -              8
RSP compensation earned              -                           -              -             80
RSP shares forfeited            (1,359)                          -            (37)
Stock dividends                452,333         97,183           90          5,260                         (1,151)
                            ----------      ---------       ------       --------                       --------
March 31, 1996              11,624,275      2,490,661        2,325         43,660           (435)         (2,384)
401(k) contribution             16,122                           3            196
Dividends reinvested               662                           -             10
RSP compensation earned              -                           -              -            114
RSP shares forfeited              (557)             -            -            (10)
Stock dividends                471,693        101,129           94          6,226                         (1,415)
ESOP conversion                 14,075                           3            242
                            ----------                      ------       --------
March 31, 1997              12,126,270      2,591,790        2,425         50,324           (321)         (3,799)
New issue, May 1997          3,022,500                         604         46,800
401(k) contribution             14,199                           3            233
Dividends reinvested               375                           -              9
RSP shares awarded             113,670                          23          1,966         (1,989)
RSP compensation earned              -                           -              -            314
RSP shares forfeited            (1,557)                          -            (31)
Stock dividends                149,098         25,917           30          2,487                           (451)
                            ----------      ---------       ------       --------                       --------
March 31, 1998              15,424,555      2,617,707       $3,085       $101,788       $ (1,996)       $ (4,250)
                            ----------      ---------       ------       --------       --------        --------

-
22

                                                                [LOGO]



--------------------------------------------------------------------------------

     The Company maintains a Performance Improvement Compensation Plan administered by the Compensation Committee of the Board of Directors as an incentive for designated employees. In June 1993, the Board adopted a Restricted Stock Plan ("RSP") as a means of awarding those employees restricted shares of the Company's common stock to the extent that certain performance objectives are met. The shares are issued subject to a seven-year restriction period.
     The Company has a 401(k) savings incentive plan in the United States to which the employer contributes shares of common stock under a matching program, and a dividend reinvestment plan.
     Treasury stock represents shares in the Company acquired by a foreign affiliate prior to its becoming a wholly-owned subsidiary.
     On January 31, 1997, the Company terminated the Employee Stock Ownership Plan (the "ESOP") established by W A Adams Company prior to that company's acquisition by the Company. This termination involved the redemption by the Company of 24,602 shares of ESOP Preferred Stock for an aggregate price of $2,460,287 in cash and the issuance of 14,075 shares of Common Stock. The remaining 62,875 shares of unallocated ESOP Preferred Stock were canceled.
     In May, 1997 the Company completed the registration and sale of 3,022,500 shares of common stock, the proceeds of which were used to repay approximately $47.0 million of short-term indebtedness outstanding under its then-existing master facilities agreement.

14. Foreign Currency
     Changes in the translation adjustment component of shareholders' equity are shown below:



In thousands                        1998           1997           1996
-------------------------------- -------------   ------------   ------------
Beginning balance April 1        $(16,756)       $ (9,444)      $(4,319)
Net change in translation of
  foreign financial statements    (15,184)         (7,312)       (5,125)
                                 --------        --------       -------
Ending balance March 31          $(31,940)       $(16,756)      $(9,444)
                                 --------        --------       -------

     Net amounts included in the income statement relating to foreign currency losses from continuing operations were $892,000, $920,000 and $276,000 in 1998, 1997 and 1996, respectively.

15. Other Income (Expense) - Net



                                      Year ended March 31,
In thousands                    1998          1997          1996
---------------------------- -----------   -----------   -----------
Other income
  Interest                   $2,720        $ 4,493       $ 4,430
  Gain on asset sales and
     dispositions             6,154          4,668         4,476
  Rents received                370            610           441
  Other                       3,406          3,520         4,976
                             ------        -------       -------
                             12,650         13,291        14,323
                             ------        -------       -------
Other expense
  Amortization of goodwill     (206)          (132)         (197)
 Other                       (3,072)        (2,905)       (2,714)
                             ------        -------       -------
                             (3,278)        (3,037)       (2,911)
                             ------        -------       -------
                             $9,372        $10,254       $11,412
                             ------        -------       -------

16. Income Taxes
     a) Significant components of the Company's deferred tax liabilities and assets were as follows:



                                               March 31,
In thousands                                   1998         1997
Deferred tax liabilities:
  Depreciation                           $  6,384      $ 10,528
  Capitalized interest                      1,305         1,183
  Income recognition in foreign
     subsidiaries                           6,988        14,983
  Prepaid pension assets                    1,175         1,232
                                         --------      --------
Total deferred tax liabilities             15,852        27,926
                                         --------      --------
Deferred tax assets:
  NOL carried forward                       8,693         7,138
  Valuation allowance                      (7,051)       (5,503)
  Postretirement benefits other than
     pensions                               3,175         3,071
  Uniform capitalization and reserves       1,293           143
  All other, net                           (1,050)        1,963
                                         --------      --------
Total deferred tax assets                   5,060         6,812
                                         --------      --------
Net deferred tax liabilities             $ 10,792      $ 21,114
                                         --------      --------

     The net deferred tax liabilities include approximately $8,016 and $15,295 of current liabilities at March 31, 1998 and 1997, respectively.
     The Company has provided valuation allowances on deferred tax assets for certain foreign subsidiaries based on their history of losses. Management cannot assert that there will likely be sufficient profits generated by these subsidiaries in the near future to offset these losses. The change during 1998 is due to tax-loss carryforwards for which no benefit had been recognized. The loss carryforwards which give rise to the valuation allowances will expire in 2001 and thereafter.


                                                                             --
                                                                              23

                                                                        [LOGO]

--------------------------------------------------------------------------------
Standard Commercial Corporation

     b) Income tax provisions are detailed below:



                                 Year ended March 31
In thousands              1998          1997          1996
---------------------- -----------   -----------   -----------
Current
  Federal              $4,187        $   445       $  130
  Foreign              12,348         12,793        7,455
  State and local         375             28          219
                       ------        -------       ------
                       16,910         13,266        7,804
                       ------        -------       ------
Deferred
  Federal                 (40)           707       (1,131)
  Foreign              (8,104)        (1,194)         160
  State and local           3              3            3
                       ------        -------       ------
                       (8,141)          (484)        (968)
                       ------        -------       ------
Income tax provision   $8,769        $12,782       $6,836
                       ------        -------       ------

     c) Components of deferred taxes follow:



                                               Year ended March 31
In thousands                             1998         1997           1996
------------------------------------ ------------   ----------   ------------
Tax on differences in timing of
  income recognition in foreign
  subsidiaries                         $ (7,001)      $ (353)      $ (2,565)
Utilization of NOL carried forward            -            -            185
Capitalized interest                       (182)         420           (248)
Other                                      (958)        (551)         1,660
                                       --------       ------       --------
                                       $ (8,141)      $ (484)      $   (968)
                                       --------       ------       --------

     d) The provision for income taxes is determined on the basis of the jurisdiction imposing the tax liability. As some of the income of foreign companies may also be currently subject to U.S. tax, the U.S. and foreign income taxes shown do not compare directly with the segregation of pretax income between domestic and foreign companies that follows:



                      Year ended March 31
In thousands        1998        1997        1996
-------------- ---------   ---------   ---------
Pretax income
  Domestic     $ 8,781     $ 3,663     $  264
  Foreign       28,280      28,582      1,994
               -------     -------     ------
               $37,061     $32,245     $2,258
               -------     -------     ------



     e) The following is a reconciliation of the income tax provision to the expense calculated at the U.S. federal statutory rate:



                                           Year ended March 31,
In thousands                          1998         1997        1996
----------------------------------- ----------   ----------   ---------
Expense (benefit) at U.S. federal
  statutory tax rate                $12,601      $11,286       $  768
Foreign tax losses for which there
  is no relief available             1,585           321        4,359
U.S. tax on foreign income             400           500          200
Different tax rates in foreign
  subsidiaries                        (207)          680         (177)
Elimination of deferred tax
  liabilities due to a change in
  foreign law                       (6,864)            -            -
Change in valuation allowance        1,548        (1,518)       2,350
Other - net                           (294)        1,513         (664)
                                    -------      -------       ------
                                    $8,769       $12,782       $6,836
                                    -------      -------       ------

17. Disclosures of Fair Value of Financial Instruments
     The estimated fair value of the Company's financial instruments as of March 31, 1998 is provided below in accordance with Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments. Certain estimates and judgments were required to develop the fair value amounts, which are not necessarily indicative of the amounts that would be realized upon disposition, nor do they indicate the Company's intent or ability to dispose of such instruments.
     Cash and cash equivalents: The estimated fair value of cash and cash equivalents approximates carrying value.
     Short-term and long-term debt: The fair value of the Company's short-term borrowings, which primarily consists of bank borrowings, approximates its carrying value. The estimated fair value of long-term debt, including the current portion, is approximately $191.5 million, compared with a carrying value of $198.4 million, based on discounted cash flows for fixed-rate borrowings, with the fair value of floating-rate borrowings considered to approximate carrying value.


--
24

                                                                [LOGO]



-------------------------------------------------------------------------

18. Segment Information
     The Company is engaged primarily in purchasing, processing and selling leaf tobacco and wool. Its activities other than these are minimal. Geographic information is determined by the areas in which the companies conducting these activities are registered. Generally, sales between segments are made at prevailing market prices.





                                              Year ended March 31,
In thousands                          1998             1997             1996
------------------------------- ---------------  ---------------  ---------------
Geographic Areas
Sales
     United States                $   534,202      $   466,066      $   375,842
     Europe                           814,308          737,346          781,910
     Other areas                      262,824          273,728          319,428
     Intersegment
       eliminations                  (118,537)        (122,870)        (117,730)
                                  -----------      -----------      -----------
                                  $ 1,492,797*     $ 1,354,270*     $ 1,359,450*
                                  -----------      -----------      -----------
Operating income,
  net of interest
     United States                $    11,536      $     5,748      $     3,576
     Europe                            22,942           26,926           10,616
     Other areas                        6,369            2,906           (8,609)
     Corporate expenses                (3,786)          (3,335)          (3,325)
                                  -----------      -----------      -----------
Income before taxes               $    37,061      $    32,245      $     2,258
                                  -----------      -----------      -----------
Assets
     United States                $   148,811      $   150,555      $   163,002
     Europe                           515,750          445,085          469,247
     Other areas                      152,609          120,683          133,075
     Investment in affiliates          12,647           12,533           11,442
     Corporate assets                   9,656            6,829            6,058
                                  -----------      -----------      -----------
                                  $   839,473      $   735,685      $   782,824
                                  -----------      -----------      -----------
U.S. Exports
     Europe                       $   128,609      $    87,531      $   103,526
     Far East                          51,106           42,908           46,726
     Other areas                        5,318            6,000            5,007
                                  -----------      -----------      -----------
                                  $   185,033      $   136,439      $   155,259
                                  -----------      -----------      -----------


                                              Year ended March 31,
In thousands                         1998             1997             1996
------------------------------- ---------------  ---------------  ---------------
Business Segments
Sales
     Tobacco                      $ 1,149,780      $   997,449      $   925,549
     Nontobacco                       343,017          356,821          433,901
                                  -----------      -----------      -----------
                                  $ 1,492,797*     $ 1,354,270*     $ 1,359,450*
                                  -----------      -----------      -----------
Operating income,
  net of interest
     Tobacco                      $    36,029      $    32,421      $    28,373
     Nontobacco                         4,818            3,159          (22,790)
     Corporate expenses                (3,786)          (3,335)          (3,325)
                                  -----------      -----------      -----------
Income before taxes               $    37,061      $    32,245      $     2,258
                                  -----------      -----------      -----------
Interest expense included
  above
     Tobacco                      $    29,790      $    32,288           39,381
     Nontobacco                         8,019            9,829           11,547
                                  -----------      -----------      -----------
                                  $    37,809      $    42,117      $    50,928
                                  -----------      -----------      -----------
Depreciation and
  amortization expense
     Tobacco                      $    16,571      $    16,613      $    14,615
     Nontobacco                         3,914            4,253            9,778
                                  -----------      -----------      -----------
                                  $    20,485      $    20,866      $    24,393
                                  -----------      -----------      -----------
Equity in earnings of
  affiliates
     Tobacco                      $       498      $     1,242      $      (217)
     Nontobacco                           155              170              148
                                  -----------      -----------      -----------
                                  $       653      $     1,412      $       (69)
                                  -----------      -----------      -----------
Assets
     Tobacco                      $   640,703      $   521,202      $   532,627
     Nontobacco                       189,114          207,654          244,139
     Corporate assets                   9,656            6,829            6,058
                                  -----------      -----------      -----------
                                  $   839,473      $   735,685      $   782,824
                                  -----------      -----------      -----------
Capital expenditures
     Tobacco                      $    14,769      $    10,981      $    10,398
     Nontobacco                         4,963            1,835            1,813
                                  -----------      -----------      -----------
                                  $    19,732      $    12,816      $    12,211
                                  -----------      -----------      -----------

* One tobacco customer accounted for 24.1%, 24.1% and 17.4% of total sales in 1998, 1997 and 1996, respectively.


                                                                              -
                                                                              25

                                                                [LOGO]

--------------------------------------------------------------------------------
Standard Commercial Corporation

19. Supplemental Guarantor Information
     Standard Commercial Corporation (the "Company") and Standard Wool, Inc. jointly and severally, guarantee on a senior basis to each Holder and the Trustee, the full and prompt performance of Standard Commercial Tobacco Company, Inc.'s (the "Issuer") obligations under the Indenture and the $115.0 million 8 7/8% Senior Notes Due 2005 (the "Initial Notes"), the issuance of which was closed on August 1, 1997, including the payment of the principal of and interest and Additional Interest, if any, on the Notes (the Company and Standard Wool, Inc. being referred to herein as "Guarantors" and the guarantees being referred to respectively as the "Parent Guarantee" and the "Standard Wool Guarantee," and together, the "Guarantees"). The Initial Notes was exchanged for new notes (the "Exchange Notes"; together with the Initial Notes, the "Notes") in an exchange offer upon the Issuer's Form S-4 Registration Statement which was completed on December 31, 1997. The form and terms of the Exchange Notes are the same as the form and terms of the Initial Notes (which they replace) except that (i) the Exchange Notes registered under the Securities Act will not bear legends restricting the transfer thereof, and (ii) the holders of the Exchange Notes will not be entitled to certain rights under the related Registration Rights Agreement by virtue of consummation of the exchange offer. In addition, all of the issued and outstanding capital stock of the Issuer and Standard Wool, Inc. is pledged by the Company to the Trustee for the benefit of the Holders of the Notes as security for the Parent Guarantee.

     a) Each of the Guarantors has fully and unconditionally guaranteed on a joint and several basis the performance and punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all of the Issuer's obligations under the Notes and the related indenture, including its obligations to pay principal, premium, if any, and interest with respect to the Notes. The obligation of each Guarantor is limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, can be guaranteed by the relevant Guarantor without resulting in the obligations of such Guarantor under its Guarantee constituting a fraudulent conveyance or fraudulent transfer under applicable federal or state law. Each of the Guarantees is a guarantee of payment and not collection. Each Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Guarantor in an amount pro rata, based on the assets less liabilities of each Guarantor determined in accordance with generally accepted accounting principles (GAAP).
     Each Guarantor that makes a payment or distribution shall be entitled to a contribution from each other Guarantor in an amount pro rata, based on the net assets of each Guarantor, determined in accordance with GAAP.
     Each Guarantor may consolidate with or merge into or sell its assets to the Issuer, or with other Persons upon the terms and conditions set forth in the Indenture. In the event (A) more than 49% of the Capital Stock of Standard Wool, Inc. is sold by the Company or (B) more than 49% of the consolidated assets of Standard Wool, Inc. are sold in compliance with all of the terms of the Indenture, the Standard Wool Guarantee will be released.
     Management has determined that separate, full financial statements of the Guarantors would not be material to investors and therefore such financial statements are not provided. The following supplemental combining financial statements present information regarding the Guarantors and the Issuer.
     b) Each of the Guarantors has accounted for their respective subsidiaries on the equity basis.
     c) Certain reclassifications were made to conform all of the financial information to the financial presentation on a consolidated basis. The principal eliminating entries eliminate investments in subsidiaries and intercompany balances.
     d) Included in the balance sheets are certain related party balances among borrower, the guarantors and non-guarantors. Due to the Company's world-wide operations, related party activity is included in most balance sheet accounts.


--
26

                                                                [LOGO]



-------------------------------------------------------------------------

19. Supplemental Guarantor Information (continued)
SUPPLEMENTAL COMBINING BALANCE SHEETS
March 31, 1998



                                                     Standard      Standard
                                                   Commercial    Commercial
                                                  Tobacco Co.   Corporation
                                                Inc. (Issuer)   (Guarantor)
(In thousands)                                --------------- -------------
Assets
Cash                                          $  6,831        $     58
Receivables                                     30,358             657
Intercompany receivables                       152,672          17,770
Inventories                                     64,734               -
Prepaids and other                                 202               -
Marketable securities                                -               1
                                              --------        --------
 Current assets                                254,797          18,486
Property, plant and equipment                   19,324               -
Investment in subsidiaries                      73,063         217,857
Investment in affiliates                         3,527               -
Other noncurrent assets                          7,129          13,445
                                              --------        --------
 Total assets                                 $357,840        $249,788
                                              --------        --------
Liabilities
Short-term borrowings                         $      -        $      -
Current portion of long-term debt                    -               -
Accounts payable                                11,632             574
Intercompany accounts payable                   28,947          30,474
Taxes accrued                                    5,552            (156)
                                              --------        --------
 Current liabilities                            46,131          30,892
Long-term debt                                 117,940               -
Convertible subordinated debentures                  -          69,000
Retirement and other benefits                    8,140             615
Deferred taxes                                      11          (2,316)
                                              --------        --------
 Total liabilities                             172,222          98,191
Minority interests                                   -               -
Shareholders' equity
Common stock                                       993           3,085
Additional paid-in capital                     130,933         101,788
Unearned restricted stock plan compensation       (692)            (29)
Treasury stock at cost                               -          (4,250)
Retained earnings                               68,568          82,943
Cumulative translation adjustments             (14,184)        (31,940)
                                              --------        --------
 Total shareholders' equity                    185,618         151,597
                                              --------        --------
 Total liabilities and equity                 $357,840        $249,788
                                              --------        --------



                                                                    Other
                                                   Standard  Subsidiaries
                                                  Wool Inc.         (Non-
                                                (Guarantor)   Guarantors)   Eliminations        Total
(In thousands)                                ------------- ------------- -------------- ------------
Assets
Cash                                            $   242     $ 26,985      $       -      $ 34,116
Receivables                                         531      222,923              -       254,469
Intercompany receivables                             10       20,597       (191,049)            -
Inventories                                       1,329      295,355              -       361,418
Prepaids and other                                    2        8,470              -         8,674
Marketable securities                                 -          655              -           656
                                                 -------    --------      ---------      --------
 Current assets                                   2,114      574,985       (191,049)      659,333
Property, plant and equipment                        55       94,193              -       113,572
Investment in subsidiaries                       37,275      163,316       (491,511)            -
Investment in affiliates                              -        9,120              -        12,647
Other noncurrent assets                              13       33,334              -        53,921
                                                 -------    --------      ---------      --------
 Total assets                                   $39,457     $874,948      $(682,560)     $839,473
                                                 -------    --------      ---------      --------
Liabilities
Short-term borrowings                            $    -     $267,799      $       -      $267,799
Current portion of long-term debt                     -        4,987              -         4,987
Accounts payable                                    202      132,177              -       144,585
Intercompany accounts payable                     4,632      126,996       (191,049)            -
Taxes accrued                                         -       17,467              -        22,863
                                                 -------    --------      ---------      --------
 Current liabilities                              4,834      549,426       (191,049)      440,234
Long-term debt                                        -       10,143              -       128,083
Convertible subordinated debentures                   -            -              -        69,000
Retirement and other benefits                         -       10,724              -        19,479
Deferred taxes                                        -        5,081              -         2,776
                                                 -------    --------      ---------      --------
 Total liabilities                                4,834      575,374       (191,049)      659,572
Minority interests                                    -       30,271              -        30,271
Shareholders' equity
Common stock                                     22,604      136,758       (160,355)        3,085
Additional paid-in capital                            -       65,654       (196,587)      101,788
Unearned restricted stock plan compensation            (9)    (1,266)             -        (1,996)
Treasury stock at cost                                -            -              -        (4,250)
Retained earnings                                11,318      100,097       (179,983)       82,943
Cumulative translation adjustments                  710      (31,940)        45,414       (31,940)
                                                 --------   --------      ---------      --------
 Total shareholders' equity                      34,623      269,303       (491,511)      149,630
                                                 --------   --------      ---------      --------
 Total liabilities and equity                   $39,457     $874,948      $(682,560)     $839,473
                                                 --------   --------      ---------      --------



                                                                              -
                                                                              27

                                                                        [LOGO]

-------------------------------------------------------------------------
Standard Commercial Corporation

19. Supplemental Guarantor Information (continued)
SUPPLEMENTAL COMBINING BALANCE SHEETS
March 31, 1997



                                                     Standard      Standard
                                                   Commercial    Commercial
                                                  Tobacco Co.   Corporation
                                                Inc. (Issuer)   (Guarantor)
(In thousands)                                --------------- -------------
Assets
Cash                                          $  1,102         $     327
Receivables                                     35,737             1,648
Intercompany receivables                        15,083            16,606
Inventories                                     74,309                 -
Prepaids and other                               4,190               155
Marketable securities                                -                 -
                                              ---------        ---------
 Current assets                                130,421            18,736
Property, plant and equipment                   22,513                 -
Investment in subsidiaries                      81,460           159,014
Investment in affiliates                             -                 -
Other noncurrent assets                          1,878            12,897
                                              ---------        ---------
 Total assets                                 $ 236,272        $ 190,647
                                              ---------        ---------
Liabilities
Short-term borrowings                         $ 36,277         $       -
Current portion of long-term debt                2,312                 -
Accounts payable                                14,123               982
Intercompany accounts payable                   28,757            29,895
Taxes accrued                                    2,470                 -
                                              ---------        ---------
 Current liabilities                            83,939            30,877
Long-term debt                                  12,576                 -
Convertible subordinated debentures                  -            69,000
Retirement and other benefits                    7,797               499
Deferred taxes                                   1,064                 -
                                              ---------        ---------
 Total liabilities                             105,376           100,376
Minority interests                                   -                 -
Shareholders' equity
Common stock                                       993             2,425
Additional paid-in capital                      85,470            50,324
Unearned restricted stock plan compensation        (94)              (12)
Treasury stock at cost                               -            (3,799)
Retained earnings                               44,527            58,089
Cumulative translation adjustments                   -           (16,756)
                                              ---------        ---------
 Total shareholders' equity                    130,896            90,271
                                              ---------        ---------
 Total liabilities and equity                 $236,272         $ 190,647
                                              ---------        ---------



                                                                    Other
                                                   Standard  Subsidiaries
                                                  Wool Inc.         (Non-
                                                (Guarantor)   Guarantors)   Eliminations        Total
(In thousands)                                ------------- ------------- -------------- ------------
Assets
Cash                                          $    119      $ 39,569      $       -      $ 41,117
Receivables                                      1,258       227,917              -       266,560
Intercompany receivables                             -        65,693        (97,382)            -
Inventories                                      1,256       180,954              -       256,519
Prepaids and other                                   5         1,935              -         6,285
Marketable securities                                -           837              -           837
                                              --------      ---------     ---------      ---------
 Current assets                                  2,638       516,905        (97,382)      571,318
Property, plant and equipment                       35        99,465              -       122,013
Investment in subsidiaries                      36,946       120,937       (398,357)            -
Investment in affiliates                             -        12,533              -        12,533
Other noncurrent assets                              -        15,046              -        29,821
                                              --------      ---------     ---------      ---------
 Total assets                                 $ 39,619      $764,886      $(495,739)     $735,685
                                              --------      ---------     ---------      ---------
Liabilities
Short-term borrowings                         $      -      $ 236,048     $       -      $ 272,325
Current portion of long-term debt                    -         6,673              -         8,985
Accounts payable                                   127       125,913              -       141,145
Intercompany accounts payable                    4,734        33,996        (97,382)            -
Taxes accrued                                        -        26,288              -        28,758
                                              --------      ---------     ---------      ---------
 Current liabilities                             4,861       428,918        (97,382)      451,213
Long-term debt                                       -        57,676              -        70,252
Convertible subordinated debentures                  -             -              -        69,000
Retirement and other benefits                        -        10,831              -        19,127
Deferred taxes                                       -         4,755              -         5,819
                                              --------      ---------     ---------      ---------
 Total liabilities                               4,861       502,180        (97,382)      615,411
Minority interests                                   -        30,312              -        30,312
Shareholders' equity
Common stock                                    22,604        90,536       (114,133)        2,425
Additional paid-in capital                           -        78,164       (163,634)       50,324
Unearned restricted stock plan compensation          -          (215)             -          (321)
Treasury stock at cost                               -             -              -        (3,799)
Retained earnings                                6,803        80,665       (131,995)       58,089
Cumulative translation adjustments               5,351       (16,756)        11,405       (16,756)
                                              --------      ---------     ---------      ---------
 Total shareholders' equity                     34,758       232,394       (398,357)       89,962
                                              --------      ---------     ---------      ---------
 Total liabilities and equity                 $ 39,619      $764,886      $(495,739)     $735,685
                                              --------      ---------     ---------      ---------


-
28

                                                                [LOGO]



-------------------------------------------------------------------------

19. Supplemental Guarantor Information (continued)

SUPPLEMENTAL COMBINING STATEMENTS OF INCOME AND RETAINED EARNINGS
Year ended March 31, 1998



                                                    Standard      Standard
                                                  Commercial    Commercial
                                                 Tobacco Co.   Corporation
                                               Inc. (Issuer)   (Guarantor)
(In thousands)                               --------------- -------------
Sales                                           $507,986       $  8,334
Cost of sales:
 Materials services and supplies                 475,860              -
 Interest                                          2,573              -
                                                --------       --------
 Gross profit                                     29,553          8,334
Selling, general & administrative expenses        12,312          2,638
Other interest expense                             7,777          5,412
Other income (expense) net                           (61)             4
                                                --------       --------
Income (loss) before taxes                         9,403            288
Income taxes                                       3,344            339
                                                --------       --------
 Income (loss) after taxes                         6,059            (51)
Minority interests                                     -              -
 Equity in earnings of affiliates                    363              -
 Equity in earnings of subsidiaries               16,039         26,976
                                                --------       --------
 Net income                                       22,461         26,925
Retained earnings at beginning of period          46,107         58,089
Common stock dividends                                 -         (2,071)
                                                --------       --------
Retained earnings at end of period              $ 68,568       $ 82,943
                                                --------       --------



                                                                   Other
                                                  Standard  Subsidiaries
                                                 Wool Inc.         (Non-
                                               (Guarantor)   Guarantors)   Eliminations         Total
(In thousands)                               ------------- ------------- -------------- -------------
Sales                                           $ 3,665     $1,150,448    $  (177,636)   $1,492,797
Cost of sales:
 Materials services and supplies                  3,439      1,046,172       (177,636)    1,347,835
 Interest                                             -         20,003              -        22,576
                                                -------     ----------    -----------    ----------
 Gross profit                                       226         84,273              -       122,386
Selling, general & administrative expenses          314         64,200              -        79,464
Other interest expense                                -          2,044              -        15,233
Other income (expense) net                         (370)         9,799                        9,372
                                                -------     ----------                   ----------
Income (loss) before taxes                         (458)        27,828              -        37,061
Income taxes                                          -          5,086              -         8,769
                                                -------     ----------    -----------    ----------
 Income (loss) after taxes                         (458)        22,742              -        28,292
Minority interests                                    -         (2,020)             -        (2,020)
 Equity in earnings of affiliates                     -            290              -           653
 Equity in earnings of subsidiaries               4,973              -        (47,988)            -
                                                -------     ----------    -----------    ----------
 Net income                                       4,515         21,012        (47,988)       26,925
Retained earnings at beginning of period          6,803         79,085       (131,995)       58,089
Common stock dividends                                -              -              -        (2,071)
                                                -------     ----------    -----------    ----------
Retained earnings at end of period              $11,318     $  100,097    $  (179,983)   $   82,943
                                                -------     ----------    -----------    ----------

CONDENSED SUPPLEMENTAL COMBINING STATEMENTS OF CASH FLOWS
Year ended March 31, 1998



                                                Standard      Standard                       Other
                                              Commercial    Commercial      Standard  Subsidiaries
                                             Tobacco Co.   Corporation     Wool Inc.         (Non-
                                           Inc. (Issuer)   (Guarantor)   (Guarantor)   Guarantors)   Eliminations         Total
(In thousands)                           --------------- ------------- ------------- ------------- -------------- -------------
Cash provided by (used in) operating
 activities                              $(53,388)       $(47,312)         $ 144     $22,672            $  -      $(77,884)
                                         --------        --------          -----     -------                      --------
Cash flows from investing activities
Property, plant and equipment
 - additions                               (3,710)              -            (38)    (15,984)              -       (19,732)
 - dispositions                               731               -             17       9,260               -        10,008
Business acquisitions                           -               -              -      (7,928)              -        (7,928)
                                         --------        --------          -----     -------            ----      --------
Cash provided by (used for) investing
 activities                                (2,979)              -            (21)    (14,652)              -       (17,652)
                                         --------        --------          -----     -------            ----      --------
Cash flows from financing activities:
Proceeds from long-term borrowings        109,846               -              -       3,207               -       113,053
Repayment of long-term borrowings          (8,667)              -              -      (8,519)              -       (17,186)
Net change in short-term borrowings       (36,277)              -              -     (15,292)              -       (51,569)
Net proceeds of equity offering                 -          47,043              -           -               -        47,043
Other                                      (2,806)              -              -           -               -        (2,806)
                                         --------        --------          -----     -------            ----      --------
Cash provided by (used for) financing
 activities                                62,096          47,043              -     (20,604)              -        88,535
                                         --------        --------          -----     -------            ----      --------
Increase (decrease) in cash for period      5,729            (269)           123     (12,584)              -        (7,001)
Cash at beginning of period                 1,102             327            119      39,569               -        41,117
                                         --------        --------          -----     -------            ----      --------
Cash at end of period                    $  6,831        $     58          $ 242     $26,985            $  -      $ 34,116
                                         --------        --------          -----     -------            ----      --------
Cash payments - interest                 $  7,041        $  5,505          $ 311     $23,303               -      $ 36,160
     - income taxes                      $  1,195             551          $   -     $11,585               -      $ 13,331

                                                                              -
                                                                              29

                                                                       [LOGO]

-------------------------------------------------------------------------
Standard Commercial Corporation

19. Supplemental Guarantor Information (continued)
SUPPLEMENTAL COMBINING STATEMENTS OF INCOME AND RETAINED EARNINGS
Year ended March 31, 1997




                                                    Standard      Standard
                                                  Commercial    Commercial      Standard
                                                 Tobacco Co.   Corporation     Wool Inc.
                                               Inc. (Issuer)   (Guarantor)   (Guarantor)
(In thousands)                               --------------- ------------- -------------
Sales                                           $ 450,542      $  9,379       $ 7,958
Cost of sales:
 Materials services and supplies                  419,787             -         7,438
 Interest                                           3,154             -           352
                                                ---------      --------       -------
 Gross profit                                      27,601         9,379           168
Selling, general & administrative expenses         22,273         2,951           768
Other interest expense                              1,188         5,472             -
Other income (expense) net                            255          (491)          (10)
                                                ---------      --------       -------
 Income (loss) before taxes                         4,395           465          (610)
Income taxes                                          856           496             -
                                                ---------      --------       -------
 Income (loss) after taxes                          3,539           (31)         (610)
Minority interests                                      -             -             -
 Equity in earnings of affiliates                       -             -             -
 Equity in earnings of subsidiaries                     -        16,968           338
                                                ---------      --------       -------
 Net income                                         3,539        16,937          (272)
ESOP preferred stock dividends, net of tax              -          (347)            -
Retained earnings at beginning of period           40,988        46,450         7,075
Common stock dividends                                  -        (4,951)            -
                                                ---------      --------       -------
 Retained earnings at end of period             $  44,527      $ 58,089       $ 6,803
                                                ---------      --------       -------



                                                       Other
                                                Subsidiaries
                                                       (Non-
                                                 Guarantors)   Eliminations          Total
(In thousands)                               --------------- -------------- --------------
Sales                                          $ 1,098,684    $  (212,293)   $ 1,354,270
Cost of sales:
 Materials services and supplies                 1,002,448       (212,293)     1,217,380
 Interest                                           28,691             --         32,197
                                               -----------    -----------    -----------
 Gross profit                                       67,545              -        104,693
Selling, general & administrative expenses          46,790              -         72,782
Other interest expense                               3,260              -          9,920
Other income (expense) net                          10,500              -         10,254
                                               -----------    -----------    -----------
 Income (loss) before taxes                         27,995              -         32,245
Income taxes                                        11,430              -         12,782
                                               -----------    -----------    -----------
 Income (loss) after taxes                          16,565              -         19,463
Minority interests                                  (3,938)             -         (3,938)
 Equity in earnings of affiliates                    1,412              -          1,412
 Equity in earnings of subsidiaries                      -        (17,306)             -
                                               -----------    -----------    -----------
 Net income                                         14,039        (17,306)        16,937
ESOP preferred stock dividends, net of tax               -              -           (347)
Retained earnings at beginning of period            66,626       (114,689)        46,450
Common stock dividends                                   -              -         (4,951)
                                               -----------    -----------    -----------
 Retained earnings at end of period            $    80,665       (131,995)   $    58,089
                                               -----------    -----------    -----------

CONDENSED SUPPLEMENTAL COMBINING STATEMENTS OF CASH FLOWS
Year ended March 31, 1997




                                                         Standard      Standard
                                                       Commercial    Commercial
                                                      Tobacco Co.   Corporation
                                                    Inc. (Issuer)   (Guarantor)
(In thousands)                                    --------------- -------------
Cash provided by (used in) operating
 activities                                       $ 3,706         $10,455
                                                  -------         -------
Cash flows from investing activities
Property, plant and equipment
 - additions                                       (3,024)              -
 - dispositions                                       156               -
Business dispositions                                   -               -
                                                  -------         -------
Cash provided by (used in) investing activities    (2,868)              -
                                                  -------         -------
Cash flows from financing activities:
Proceeds from long-term borrowings                 10,000               -
Repayment of long-term borrowings                  (1,618)        (11,172)
Net change in short-term borrowings               (14,139)              -
Dividends paid net of tax                               -            (347)
Purchase and retirement of ESOP Preferred Stock         -          (2,460)
                                                  -------         -------
Cash provided by (used for) financing
 activities                                        (5,757)        (13,979)
                                                  -------         -------
Increase (decrease) in cash for period             (4,919)         (3,524)
Cash at beginning of period                         6,021           3,851
                                                  -------         -------
Cash at end of period                             $ 1,102         $   327
                                                  -------         -------
Cash payments - interest                          $   951         $ 8,105
     - income taxes                               $ 1,365             660



                                                                        Other
                                                       Standard  Subsidiaries
                                                      Wool Inc.         (Non-
                                                    (Guarantor)   Guarantors)   Eliminations        Total
(In thousands)                                    ------------- ------------- -------------- ------------
Cash provided by (used in) operating
 activities                                           $ 53      $20,445            $  -      $34,659
                                                      ----      -------                      -------
Cash flows from investing activities
Property, plant and equipment
 - additions                                           (22)      (9,770)              -      (12,816)
 - dispositions                                         18        4,898               -        5,072
Business dispositions                                    -        3,304               -        3,304
                                                      ----      -------            ----      -------
Cash provided by (used in) investing activities           (4)    (1,568)              -       (4,440)
                                                      -------   -------            ----      -------
Cash flows from financing activities:
Proceeds from long-term borrowings                       -          405               -       10,405
Repayment of long-term borrowings                        -       (8,341)              -      (21,131)
Net change in short-term borrowings                      -      (40,118)              -      (54,257)
Dividends paid net of tax                                -            -               -         (347)
Purchase and retirement of ESOP Preferred Stock          -            -               -       (2,460)
                                                      ------    -------            ----      -------
Cash provided by (used for) financing
 activities                                              -      (48,054)              -      (67,790)
                                                      ------    -------            ----      -------
Increase (decrease) in cash for period                  49      (29,117)              -      (37,571)
Cash at beginning of period                             70       68,746               -       78,688
                                                      ------    -------            ----      -------
Cash at end of period                                 $119      $39,569            $  -      $41,117
                                                      ------    -------            ----      -------
Cash payments - interest                              $  -      $33,734               -      $42,790
     - income taxes                                   $  -      $ 7,032               -      $ 9,057

-
30

                                                                [LOGO]



-------------------------------------------------------------------------

19. Supplemental Guarantor Information (continued)

SUPPLEMENTAL COMBINING STATEMENTS OF INCOME AND RETAINED EARNINGS
Year ended March 31, 1996



                                                    Standard      Standard
                                                  Commercial    Commercial      Standard
                                                 Tobacco Co.   Corporation     Wool Inc.
                                               Inc. (Issuer)   (Guarantor)   (Guarantor)
(In thousands)                               --------------- ------------- -------------
Sales                                           $ 358,037      $  6,340      $  9,324
Cost of sales:
 Materials services and supplies                  330,813             -         9,087
 Interest                                           3,971             -             -
                                                ---------      --------      --------
 Gross profit                                      23,253         6,340           237
Selling, general & administrative expenses         18,447         3,151           472
Restructuring charges                                   -             -
Other interest expense                                648         6,092             -
Other income (expense) net                          1,049         1,504            53
                                                ---------      --------      --------
 Income (loss) before taxes                         5,207        (1,399)         (182)
Income taxes                                        1,651        (1,665)            -
                                                ---------      --------      --------
 Income (loss) after taxes                          3,556           266          (182)
Minority interests                                      -             -             -
 Equity in earnings of affiliates                       -             -             -
 Equity in earnings of subsidiaries                     -           342        (3,072)
                                                ---------      --------      --------
 Net income                                         3,556           608        (3,254)
Income from discontinued operations                     -             -             -
                                                ---------      --------      --------
 Net income/(loss)                                  3,556           608        (3,254)
ESOP preferred stock dividends, net of tax              -          (474)            -
Retained earnings at beginning of period           37,432        50,530        10,329
Common stock dividends                                  -        (4,214)            -
                                                ---------      --------      --------
Retained earnings at end of period              $  40,988      $ 46,450      $  7,075
                                                ---------      --------      --------



                                                       Other
                                                Subsidiaries
                                                       (Non-
                                                 Guarantors)   Eliminations          Total
(In thousands)                               --------------- -------------- --------------
Sales                                          $ 1,201,231    $  (215,482)   $ 1,359,450
Cost of sales:
 Materials services and supplies                 1,103,150       (215,482)     1,227,568
 Interest                                           37,398              -         41,369
                                               -----------    -----------    -----------
 Gross profit                                       60,683              -         90,513
Selling, general & administrative expenses          55,538              -         77,608
Restructuring charges                               12,500                        12,500
Other interest expense                               2,819              -          9,559
Other income (expense) net                           8,806              -         11,412
                                               -----------    -----------    -----------
 Income (loss) before taxes                         (1,368)             -          2,258
Income taxes                                         6,850              -          6,836
                                               -----------    -----------    -----------
 Income (loss) after taxes                          (8,218)             -         (4,578)
Minority interests                                  (4,795)             -         (4,795)
 Equity in earnings of affiliates                      (69)             -            (69)
 Equity in earnings of subsidiaries                      -          2,730              -
                                               -----------    -----------    -----------
 Net income                                        (13,082)         2,730         (9,442)
Income from discontinued operations                 10,050              -         10,050
                                               -----------    -----------    -----------
 Net income/(loss)                                  (3,032)             -            608
ESOP preferred stock dividends, net of tax               -              -           (474)
Retained earnings at beginning of period            69,658       (117,419)        50,530
Common stock dividends                                   -              -         (4,214)
                                               -----------    -----------    -----------
Retained earnings at end of period             $    66,626       (114,689)   $    46,450
                                               -----------    -----------    -----------

CONDENSED SUPPLEMENTAL COMBINING STATEMENTS OF CASH FLOWS
Year ended March 31, 1996



                                                Standard      Standard                       Other
                                              Commercial    Commercial      Standard  Subsidiaries
                                             Tobacco Co.   Corporation     Wool Inc.         (Non-
                                           Inc. (Issuer)   (Guarantor)   (Guarantor)   Guarantors)   Eliminations        Total
(In thousands)                           --------------- ------------- ------------- ------------- -------------- ------------
Cash provided by (used in) operating
 activities                                 $ (4,953)      $  8,168        $ (31)    $46,663            $  -      $49,847
                                            --------       --------        -----     -------                      -------
Cash flows from investing activities
Property, plant and equipment
 - additions                                  (1,120)             -          (42)    (11,049)              -      (12,211)
 - dispositions                                   87              -            7       3,057               -        3,151
Minority interest                                  -              -            -      (7,740)              -       (7,740)
Business dispositions                              -              -            -         440               -          440
                                            --------       --------        -----     -------            ----      -------
Cash provided by (used for) investing
 activities                                   (1,033)             -          (35)    (15,292)              -      (16,360)
                                            --------       --------        -----     -------            ----      -------
Cash flows from financing activities:
Proceeds from long-term borrowings                 -          3,662            -       5,983               -        9,645
Repayment of long-term borrowings               (257)        (7,858)           -      (6,853)              -      (14,968)
Net change in short-term borrowings           10,447              -            -     (15,777)              -       (5,330)
Dividends paid net of tax                          -           (474)           -           -               -         (474)
Other                                              -              -            -         114               -          114
                                            --------       --------        -----     -------            ----      -------
Cash provided by (used for) financing
 activities                                   10,190         (4,670)           -     (16,533)              -      (11,013)
                                            --------       --------        -----     -------            ----      -------
Increase (decrease) in cash for period         4,204          3,498          (66)     14,838               -       22,474
Cash at beginning of period                    1,817            353          136      53,908               -       56,214
                                            --------       --------        -----     -------            ----      -------
Cash at end of period                       $  6,021       $  3,851        $  70     $68,746            $  -      $78,688
                                            --------       --------        -----     -------            ----      -------
Cash payments - interest                    $    772       $  2,962        $   -     $40,692               -      $44,426
     - income taxes                         $    799       $    575        $   -     $ 5,059               -      $ 6,433

                                                                              -
                                                                              31

                                                                [LOGO]



INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------
Standard Commercial Corporation

     To The Board of Directors and Shareholders of Standard Commercial Corporation.
     We have audited the accompanying consolidated balance sheets of Standard Commercial Corporation as of March 31, 1998 and 1997 and the related consolidated statements of income and retained earnings and of cash flows for each of the three years in the period ended March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion .
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 1998 and 1997 and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1998 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Raleigh, North Carolina
June 10, 1998

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


--
32

                                                                [LOGO]



SELECTED FINANCIAL DATA
-------------------------------------------------------------------------
Standard Commercial Corporation


                                Year ended March 31,
-------------------------------------------------------------------------------------
In thousands, except share data                                1998            1997
-----------------------------------------------------          ----            ----
Sales                                                  $  1,492,797     $ 1,354,270
Income taxes                                                  8,769          12,782
Income (loss) from continuing operations                     26,925          16,937
Income (loss) from discontinued operations                        -               -
Extraordinary items                                               -               -
Cumulative effect of accounting changes                           -               -
Net income (loss)                                            26,925          16,937
Current assets                                              659,333         571,318
Total assets                                                839,473         735,685
Current liabilities                                         440,234         451,213
Long-term debt                                              197,083         139,252
-----------------------------------------------------  ------------     -----------
Average number of shares outstanding*                    12,377,211       9,639,622
-----------------------------------------------------  ------------     -----------
Per share*
 Basic earnings (loss) from continuing operations      $       2.18     $      1.72
 Basic earnings (loss) from discontinued operations               -               -
 Extraordinary items                                              -               -
 Basic net earnings (loss)                                     2.18            1.72
 Dividends paid                                                   -               -
 Book value at year end                                       11.68            9.44
 Market price at year end                                     15.94           17.88



In thousands, except share data                              1996          1995          1994           1993
-----------------------------------------------------        ----          ----          ----           ----
Sales                                                  $1,359,450    $1,213,565    $1,042,014      1,236,084
Income taxes                                                6,836        16,370         5,070         12,546
Income (loss) from continuing operations                   (9,442)      (20,494)      (36,498)        22,250
Income (loss) from discontinued operations                 10,050       (10,050)          689         (1,547)
Extraordinary items                                             -             -             -            503
Cumulative effect of accounting changes                         -             -            23              -
Net income (loss)                                             608       (30,544)      (35,786)        21,176
Current assets                                            599,601       616,953       710,464        759,802
Total assets                                              782,824       813,489       890,771        923,367
Current liabilities                                       543,803       563,766       639,980        592,507
Long-term debt                                            100,818       101,403        98,169        128,762
-----------------------------------------------------  ----------    ----------    ----------      ---------
Average number of shares outstanding*                   9,621,693     9,603,774     9,573,837      9,468,588
-----------------------------------------------------  ----------    ----------    ----------      ---------
Per share*
 Basic earnings (loss) from continuing operations      $    (1.03)   $    (2.18)   $    (3.86)   $      2.30
 Basic earnings (loss) from discontinued operations          1.04         (1.05)         0.07          (0.16)
 Extraordinary items                                            -             -             -           0.06
 Basic net earnings (loss)                                   0.01         (3.23)        (3.79)          2.20
 Dividends paid                                                 -             -          0.46           0.50
 Book value at year end                                      8.44          8.95         10.85          16.05
 Market price at year end                                    9.00         13.38         15.63          26.25

 * Earnings per share and shares outstanding for 1993-1997 have been adjusted for the effect of subsequent stock dividends.


QUARTERLY FINANCIAL DATA (UNAUDITED)
--------------------------------------------------------------------------------
     The purchasing and processing of tobacco and wool are dependent on agricultural cycles and are seasonal in nature. These cycles and this seasonality, together with the timing of shipments and variations in the mix of sales, causes quarterly fluctuations in financial results.
     Quarterly results, dividends and stock prices for the years ended March
31, 1998 and 1997 follow:



     In thousands, except share data               June 30         Sept 30          Dec 31        March 31              Year
------------------------------------------   -------------   -------------   -------------   -------------   ---------------
1998       Sales                               $ 300,315       $ 287,253       $ 367,000       $ 538,229       $ 1,492,797
           Gross profit                           19,860          27,711          34,606          40,209           122,386
           Net income                              1,853           5,281           8,608          11,183            26,925
           Earnings per share - basic          $    0.17             0.41            0.67            0.87              2.18
                 - diluted                          0.20             0.40            0.62            0.79              2.05
           Dividends per share                         *               -               -               -                 -
           Market price per share - high           18.38            17.81           18.19           16.38             18.38
                  - low                            16.13            14.25           16.06           15.50             14.25
1997**     Sales                               $ 310,391       $ 249,005       $ 374,130       $ 420,744       $ 1,354,270
           Gross profit                           21,887          21,972          27,944          32,890           104,693
           Net income                              1,508           2,911           4,480           8,038            16,937
           Earnings per share - basic               0.14             0.29            0.45            0.83              1.72
                 - diluted                          0.18             0.30            0.42            0.74              1.64
           Dividends paid per share                    *               *               *               *
           Market price per share - high           12.00            15.00           20.75           21.50             21.50
                  - low                             8.25            11.25           11.75           17.38              8.25

 * Distributed one percent stock dividend.
** Earnings per share have been adjusted for the effect of subsequent stock dividends.

     Standard's common stock is traded on the New York Stock Exchange under the symbol STW. Market prices shown above are the high and low prices as reported by the NYSE. At June 15, 1998 there were 649 shareholders of record.


                                                                              -
                                                                              33

                                                                [LOGO]



CORPORATE DIRECTORS AND OFFICERS
-------------------------------------------------------------------------
Standard Commercial Corporation

Corporate Directors
J Alec G Murray, (1,5) Chairman of the Board of Directors
Ery W. Kehaya, Chairman Emeritus
Marvin W. Coghill, (1) Chairman - Tobacco Division
William A. Ziegler, (2,3,4,5) Retired partner, Sullivan & Cromwell, attorneys Henry R. Grunzke, Consultant; retired Chairman - Wool Division
William S. Barrack, Jr., (2,3,4) Retired Senior Vice President - Texaco Inc. Charles H. Mullen, (2,3,4,5) Retired Chairman and Chief Executive Officer - The American Tobacco Company
Daniel M. Sullivan, (2,3,4) Founder and retired former Chief Executive Officer - Frost & Sullivan Inc.
Robert E. Harrison, (1,4,5) President and Chief Executive Officer
William S. Sheridan, (2,4) Senior Vice President and Chief Financial Officer, Sotheby's Holdings, Inc.
----------
(1) Denotes member of Executive Committee
(2) Denotes member of Audit Committee
(3) Denotes member of Compensation Committee
(4) Denotes member of Finance Committee
(5) Denotes member of Nominating Committee



Corporate Officers
Robert E. Harrison, President and Chief Executive Officer
Henry C. Babb, Vice President - Public Affairs, General Counsel and Secretary Ery W. Kehaya II, Vice President
Michael K. McDaniel, Vice President - Human Resources
Robert A. Sheets, Vice President and Chief Financial Officer
Keith H. Merrick, Vice President and Treasurer
Hampton R. Poole, Jr., Vice President and Controller
Timothy S. Price, Vice President - Business Planning and Development Krishnamurthy Rangarajan, Vice President and Assistant Secretary


-
34

                                                                [LOGO]



DIVISION MANAGEMENT AND
PRINCIPAL TRADING COMPANIES
--------------------------------------------------------------------------------
Standard Commercial Corporation



Tobacco Division Management

Marvin W. Coghill, Chairman
Alfred F. Rehm, President
John H. Saunders, Senior Vice President - Sales
Edward C. Dilda, Vice President - Processing
Robert J. Zonneveld, Vice President - Finance
Simon J. P. Green, Vice President & Regional Manager Confederation of
   Independent States
Ery W. Kehaya II, Vice President & Regional Manager - North America
Robin H. B. Kilner, Vice President & Regional Manager - Africa
Edward A. Majeski, Vice President & Regional Manager - Central & South America
J. Pieter Sikkel, Vice President & Regional Manager - China, India & Thailand Constantin J. W. von Esebeck, Vice President & Regional Manager - Europe Duncan B. Meech, Vice President - Far East & Manager - UK Sales Offices
Mark W. Kehaya, Vice President - Special Projects Development

Tobacco Companies
* Standard Commercial Tobacco Co Inc, Wilson, North Carolina
* W A Adams Company, Wilson, North Carolina
* CRES Tobacco Company Inc, King, North Carolina
* Adams International Ltd, Bangkok, Thailand
* Exelka SA, Salonica, Greece
* Siam Tobacco Export Corporation Limited Chiengmai, Thailand
* Spierer Freres & Cie SA, Geneva, Switzerland
* Spierer Tutun Ihracat Sanayi Ticaret AS
      Izmir, Turkey
* Stancom Tobacco Company (Malawi) Limited Lilongwe, Malawi
* Stancom Tobacco (Private) Limited
      Harare, Zimbabwe
* Standard Commercial Tobacco Co of Canada Ltd, Tillsonburg, Ontario, Canada
* Standard Commercial Tobacco Company (UK) Ltd, Godalming, Surrey, England
* Tobacco Processors Lilongwe Ltd, Lilongwe, Malawi
* Tobacco Processors (Malawi) Ltd, Limbe, Malawi
* Transcatab SpA, Caserta, Italy
* Trans-Continental Leaf Tobacco Corporation
      Vaduz, Liechtenstein
* Trans-Continental Tobacco India Pvt Ltd,
      Guntur, India
* Werkhof GmbH, Hamburg, Germany
* World Wide Tobacco Espana, Benavente, Spain

                                                                             --
                                                                              35

                                                                [LOGO]



DIVISION MANAGEMENT AND
PRINCIPAL TRADING COMPANIES  (CONTINUED)
--------------------------------------------------------------------------------
Standard Commercial Corporation

Wool Division Management
Paul H. Bicqu-, Managing Director
Ian J. Kent, Financial Director
Louis Booysen, Director - South Africa
Paul T. Hughes, Director - United Kingdom
Harald Menkens, Director - Germany
Jean-Marie Rabeisen, Director - France
Geoffrey M. Stooke, Director - Australia

Wool Companies
* Standard Wool Inc, North Oxford, Massachusetts
* S H Allen & Sons (Pty) Ltd, Melbourne, Australia
* Standard Wool Argentina SA
      Buenos Aires, Argentina
* Standard Wool Australia (Pty) Limited
      Fremantle, Australia
* Standard Wool (Chile) SA, Punta Arenas, Chile
* Standard Wool Deutscheland GmbH
      Bremen, German
* Standard Wool France SA, Tourcoing, France and Biella, Italy
* Standard Wool South Africa (Pty) Ltd
      Port Elizabeth, South Africa
* Standard Wool (UK) Limited, Bradford, England
* Tentler & Co BV, Dongen, Netherlands
* Standard Wool (NZ) Ltd, Christchurch, New Zealand

--
36