Form 10-K, Exhibit 13
period 1999-03-31
STANDARD COMMERCIAL CORP
filed 1999-06-25
CIK 93319

Exhibit 13

FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

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

FINANCIAL HIGHLIGHTS
DOLLAR AMOUNTS IN THOUSANDS EXCEPT SHARE INFORMATION



For years ended March 31                     1999              1998               1997*
-------------------------------------   ---------------   ---------------   ---------------
Sales                                   $1,102,829        $1,492,797        $1,354,270
Net income                                   8,415            26,925            16,937
Earnings per share
 Basic - net                            $     0.66        $     2.18        $     1.72
 Diluted - net                          $     0.66        $     2.05        $     1.64
Net income as a percentage of sales            0.8%              1.8%              1.3%
*Earnings and shares outstanding have been adjusted for the effect of subsequent stock dividends.
At year-end
-------------------------------------
Working capital                         $  198,783         $ 219,099         $ 120,105
Working capital ratio                    1.44:1.00         1.50:1.00         1.27:1.00
Market price per share                       4 3/4          15 15/16            17 7/8
-------------------------------------   ----------        ----------        ----------

CONTENTS





Business Description, Strategy and Goals ...........    IFC
Financial Highlights ...............................    1
Letter to Shareholders .............................    2
Tobacco Business ...................................    4
Wool Business ......................................    6
Management's Discussion and Analysis of
   Results of Operations and Financial
   Condition .......................................    8
Independent Auditors' Report .......................   16
Company Report on Financial Statements .............   16
Consolidated Financial Statements ..................   17


Notes to Consolidated Financial Statements .........   22

Selected Financial Data ............................   37
Quarterly Financial Data ...........................   37
Corporate Directors and Officers, and
   Division Management and Principal
   Trading Companies ...............................   38
Investor Information ...............................    IBC

                                                                             --

LETTER TO SHAREHOLDERS
-------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

DEAR FELLOW INVESTOR:
     In terms of creating shareholder value, 1999 has once again proved to be a disappointing year for both the Company and you, our shareholders. In 1998 the value of your investment fell by 10.9% despite a record 58.9% increase in profits. This year the value of the stock has dropped by a further 70.2% percent. All this at a time when we have maintained the strongest balance sheet in the corporation's history. The book value of the stock at 31st March, 1999 was $11.69 compared with a market price of $4.75 on the same date.
     Why then do we have such a depressed price for our stock when the company has remained profitable and made such solid progress? I am afraid there is no easy answer to this question.
     Firstly, the entire tobacco industry has been under attack from every direction and is only slowly emerging from the onslaught. We are not in the direct firing line but we are affected if our customers change their purchasing intentions as a result. Although recent court victories have helped, the stock market remains nervous about the eventual outcome for the industry and as long as this uncertainty remains, tobacco stocks will remain depressed relative to the market indices. This is especially true when compared to the soaring multiples associated with high-technology and large cap stocks. Often our stock price is more influenced by these factors, than by our own performance.
     Secondly, the normal buying patterns of our traditional tobacco customers have been disrupted this past year, which adversely affected our original profit expectations. The concurrence of the Asian and East European economic crises and the sudden drop in disposable incomes, almost overnight impacted consumer demand in those regions. This caused our customers to work through their stocks of finished goods and to begin adjusting to the demand for lower priced products, requiring different styles of tobacco. This fundamental change in buying patterns takes time to work its way through the system, and only now are we beginning to see some return to a more normal cycle of leaf purchases - but only just. At last we are seeing some early signs of recovery in certain Asian Markets. In Eastern Europe, consumption is picking up again, primarily in the low price brands which require lower cost tobacco of different styles. This uncertainty has understandably kept our customers extremely cautious buyers for the time being.
     Thirdly, there is a reduction in the level of U.S. business, and our competitors in the leaf industry have announced the closing or down sizing of processing plants. Our policy is to review our processing capacity and personnel needs on an on-going basis and we had already foreseen that our facility in Oxford, North Carolina would no longer be needed. Consequently we closed it during the first half of this past year in a prudent and low key manner. This should have the effect of making our Wilson plant even more efficient, by transferring those volumes there. The reduction in demand in the U.S. is a direct result of the large price increases taken to absorb the tremendous cost of the tobacco settlement in an attempt to preserve the industry against the onslaught of legal challenges. How much of an impact it will have and how long it will last is hard to say at this time. It is safe to say, however, that many of our global customers depend upon the styles of tobacco produced in the U.S. to manufacture their brands, and we remain well positioned to supply them the styles they seek. The majority of the tobacco we buy and process in the U.S. is destined for offshore use and that requirement is being affected more by economic circumstances than by politics or legal initiatives, and these should ease as the various economies recover over time.
     Looking forward, we believe in our stated strategies and our recently announced moves to diversify our sources of supply in a strategic and cost-effective manner. In last year's letter to you I


-
2

-------------------------------------------------------------------------

described some recent initiatives your company had taken in both our divisions, most notably India, China, Spain and Tanzania for tobacco and Western Australia and New Zealand for wool. In tobacco, we deliberately targeted those regions mentioned, anticipating the need for competitively priced tobacco. I am happy to report that so far, even with the world wide demand situation as it is, these plants are up, running and contributing. Although the negative factors affecting the market are still around, I believe we can be cautiously optimistic because there are definite signs of improvement. As far as wool is concerned there are also signs of improvement in the market place. The Western Australian plant will come on line this fall and the New Zealand joint venture, despite the depressed trading conditions, has completed its first successful year of operation. We should begin to see the impact of these moves as wool trading conditions improve.
     Fiscal 1999 was a watershed year that put the changes we have made to the test. We were able to demonstrate that, despite the difficult market conditions described, these changes ensured that we remained profitable and that our strategies are the right ones to position us for the future. The Standard team has worked effectively and diligently together to protect these achievements, and it is to those dedicated people working for our company around the world that I would like to add my personal thanks for the results achieved and for their dedication. I should also like to thank you, the shareholders, for being patient. Better times are around the corner.
     B. Clyde Preslar joined our board in June 1999. Clyde is the Chief Financial Officer of Lance Inc. in Charlotte, N.C. He brings to the board a wealth of experience in finance and investor relations and we welcome him to our team.
     On a personal note, I am sad to report that Henry R. Grunzke who has been a member of our board since 1987, has passed away suddenly and unexpectedly. Henry was the Chairman of the International Wool Textile Organization and has guided that body through crucial and turbulent times. Henry retired from IWTO and from our Board this June and we extend our sincere condolences to his family. We shall miss his wise guidance, counsel and knowledge of the wool industry.
     Finally, I would like to pay a special tribute to Ery Kehaya who passed away in November. Ery was the son of the founder of Standard and was most recently its Chairman Emeritus. His boundless energy, drive and vision were responsible for Standard becoming one of the premier leaf tobacco and wool trading companies in the world. He shall be deeply missed by all who knew him.

Sincerely,


/s/ R E Harrison

R E Harrison

President and Chief Executive Officer

                                                                              -

TOBACCO BUSINESS
--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

GENERAL
       Fiscal Year 1999 has been a challenging one for the Tobacco Division. Although our primary goal was to continue our focus on long term growth, many uncertainties within the tobacco industry in general required us to split our efforts and concentrate on monitoring the fundamentals -- cash, receivables, inventories, debt -- in order to adapt to this changing environment.
       First, the problems in Asia and Eastern Europe slowed demand for tobacco products. Second, the Tobacco Settlement with the U.S. State Attorneys General has disrupted the manufacturers' normal buying patterns. Thirdly, there was an oversupply of tobacco from various origins resulting from large crops and the drop in demand. Lastly, there is, this year, a difference in the demand for tobacco within different price categories. Low value tobaccos are in high demand as the markets in the Far East and Russia down trade. While the middle price sector is moving, the top qualities or high value tobaccos have seen a slowing of demand.
       Through stringent cash and inventory management programs, combined with a focus on customer service, the Division was able to remain profitable and maintain uncommitted inventory levels within our target range.

FINANCIAL HIGHLIGHTS
       o Divisional net income remained profitable at $13.6 million
       o Sales decreased by 23.3% reflecting lower worldwide average prices
       o Volumes remained stable
       o Tobacco Division continued to invest in long-term growth initiatives.
       o Free cash flow was $4.9 million, net of capital expenditures and long term investments
       o Uncommitted inventory continues to be within our target range

LONG TERM GROWTH -- EXPANDING TOBACCO PROCESSING CAPABILITIES
       Many of the projects initially embarked upon in fiscal 1998 were completed and have further strengthened Standard's overall processing capabilities. Construction of a new processing plant in China was completed in December 1998. This world class facility is capable of processing tobacco for both domestic and export requirements. Although trading conditions are difficult, there is a continued strong customer demand for Chinese tobaccos packed to international specifications.
       Also in December 1998, the new leaf tobacco processing factory opened in India. India has always been an important source of tobacco and this facility will enable Standard to increase exports and provide better service to international customers with a reliable supply of Indian tobaccos.
       Meridional, our new Brazilian operation, has upgraded the factory to meet international specifications, and as a result, expanded its traditional customer base to include all major worldwide manufacturers.

FY 2000 INITIATIVES
       In the year ahead, Standard has planned the following initiatives:
       o RUSSIAN CRES (CUT ROLLED EXPANDED STEMS) FACTORY
          o First leaf dealer to invest in a factory in Russia
          o Supplier of a value added service to both our international and domestic customers
       o KYRGYSTAN JOINT VENTURE
          o Supply tobacco to CIS customers who use this tobacco in Russian-type cigarettes
          o Strengthen Standard's relationship with a strong local dealer in Turkey


--
4

-------------------------------------------------------------------------

ISO 9002
       Standard has accepted the internationally accredited quality system known as ISO 9002. This includes written job descriptions and procedures defining in detail every activity in the company relevant to quality.
       Certification under ISO 9002 also requires routine audits from an outside organization that ensures adherence to these procedures going forward. We believe that ISO 9002 certification will help us operate more efficiently. We expect our U.S. and Spanish operations to be certified in the fall of 1999 and plan to roll this out to all of our principle operations in the future.

SUMMARY
       The changing tobacco business environment will require that management remain focussed on monitoring both our overall purchasing programs and our uncommitted inventory levels while at the same time making the strategic investments to continue to position the Company for long term growth.


The Company's role as a leading tobacco dealer is strengthened by its diverse customer base and broad, balanced sources of supply as shown in the following charts:

               Fiscal 1999 Tobacco Purchases and Sales in Dollars

         Purchases by Origin                      Sales by Destination

Far East                       14%       Far East                           16%
North America                  27%       North America                      25%
Europe                         19%       Europe                             49%
Central & South America        20%       South America                       4%
Africa                         20%       Africa & Other                      6%

                                                                              -

WOOL BUSINESS
--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

GENERAL
       Fiscal year 1999 has been a challenge for the Wool Division as well. Difficult trading conditions related to an oversupply and overcapacity environment have resulted in the poorest industry dynamics in many years. A major factor is the continued existence of wool stockpiles in Australia. In these tough conditions, progress is still possible. While earnings have suffered from lower prices, the application of the Company philosophy has kept the focus on the important issues and we will be well positioned as conditions return to a more normal pattern.

FINANCIAL HIGHLIGHTS
       o The Division incurred a loss of $5.1 million, compared to $5.1 million net income in the prior year.
       o Operating profitability was adversely affected by the overcapacity in wool processing, resulting from a global decline in demand for wool. The severe reduction in wool market prices as a result of the ongoing Asian crisis also contributed to heavily reduced margins.
       o Tight controls kept inventory levels below the prior year level.
       o New supply contracts for specialty fibers were obtained in the U.S. market.

LONG TERM GROWTH
       o As reported last year, Standard has acquired a 24.9% shareholding in a newly formed Australian wool washing operation. Start up of the operation is scheduled to occur during the July-August period of the present year, with the official opening being planned for early October 1999. State of the art effluent treatment equipment has been installed, with financial assistance from the Western Australian government.
       o Early in the past fiscal year, a joint venture agreement was concluded in New Zealand which enabled Standard to close down its wool washing operation in Christchurch, thereby reducing current investment and improving liquidity.
           Notwithstanding difficult market conditions the throughput in the new venture has been on target.
       These strategic alliances have contributed to the strengthening of Standard's market position.

OPERATIONS
       o As part of its Strategic Plan, the Wool Division undertook to obtain ISO-9002 accreditation for all its wool operations worldwide.
       o The UK, French and Australian subsidiaries completed the process successfully during the current fiscal year adding to the units already accredited in past years. The Division is confident of completing the accreditation in all remaining units by 2001.
       o The Wool Division will continue to focus on its major strategic goals:

       o Improve Asset and Risk Management.
       o Improve Financial Controls
       o Effective Communication Systems.
       o Customer satisfaction
       o Achieve adequate return from its business activities

SUMMARY
       Although the present market conditions are being influenced by the time consuming efforts of the Australian authorities to resolve the stockpile issue and the economic conditions in the Far East, we have seen a modest improvement in market demand. Further, the wool industry is not standing still. It continues to research blending opportunities and new applications for wool fibers.
       The Wool Division is actively participating in industry work groups, and is focused on developing, analyzing and participating in new


--
6

-------------------------------------------------------------------------

market opportunities. These innovative actions, balanced by increased risk management, position the Wool Division to benefit as trading conditions recover.


     The Company's wool purchases are spread among the world's major exporting areas and, although sales are concentrated in Europe, no single customer accounted for more than 2% of total sales.

                      Fiscal 1999 Wool Purchases and Sales

       Purchases by Origin                          Sales by Destination

Far East & Others            5%                       Far East         21%
Europe                       4%                       Europe           70%
Australia                   62%                       Africa & Others   3%
New Zealand                  9%                       US                6%
South Africa                10%
South America               10%




                                                                              -

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

GENERAL
       The Company is principally engaged in purchasing, processing, storing, selling and shipping leaf tobacco. The Company also purchases, processes and sells various types of wool. For both the tobacco and wool business, the ability to obtain raw materials at favorable prices is an important element of profitability although it is generally more important for wool than for tobacco because some customers pay the Company to purchase and process tobacco on a cost-plus basis. Obtaining raw materials at favorable prices must be coupled with a thorough knowledge of the types and grades of raw materials to assure the profitability of processing and blending to a customer's specifications. Processing is capital intensive and profit therefrom depends upon the volume of material processed and the efficiency of the factory operations. Due to the much larger number of dealers and customers for wool and the far more numerous trades involved, wool revenue tends to be more susceptible to market price fluctuations than tobacco.
       Historically, the cost of the Company's materials, services and supplies has exceeded 85.0% of revenues. In the wool business, freight charges are also a significant element of the cost of sales. The cost of raw materials, interest expense and certain processing and freight costs are variable and thus are related to the level of sales. Most procurement costs (other than raw materials), certain processing costs, and most selling, general and administrative expenses ("SG&A") are fixed. The major elements of SG&A are employee costs, including salaries, and marketing expenses.
       Tobacco sales are generally denominated in U.S. dollars whereas wool purchases and sales are typically denominated in the currency of the source country and destination country, respectively. The Company regularly monitors its foreign exchange position and has not experienced material gains or losses on foreign exchange fluctuations. The Company enters into forward contracts solely for the purpose of limiting its exposure to short-term changes in foreign exchange rates.
       Assets and liabilities of foreign subsidiaries are translated at period-end exchange rates. The effects of these translation adjustments are reported in other comprehensive income. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved and translation adjustments in countries with highly inflationary economies are included in net income.

GLOBAL MARKET CONDITIONS
       A variety of external factors affected both the tobacco and wool markets worldwide during the fiscal year ended March 31, 1999. The combination of economic difficulties in Asia and Eastern Europe, uncertainty generated by tobacco settlements in the U.S. and cigarette industry consolidations in the latter half of the fiscal year have disrupted our customer's traditional buying patterns. These disruptions have contributed to oversupply situations and subsequently lowered prices for both tobacco and wool.
       TOBACCO MARKET CONDITIONS. Economic difficulties in Asia and Eastern Europe have resulted in loss of consumer purchasing power as currencies weakened significantly against the US dollar. This leads to lower consumption of premium brand styles of tobacco and provides for a shift to lower cost products. The major international suppliers of cigarettes in these areas have experienced volume declines in most major markets. In turn, they have taken a conservative approach to inventory management issues and focused more on the low-cost filler style tobaccos which results in lower prices for purchases of leaf tobacco.
       In the U.S. market, the late November 1998 settlement between the cigarette manufacturers and the states for health care claims has resulted in major price increases which affect demand. This issue is impacting U.S. domestic purchase programs as well. Until the effects of the


--
8

--------------------------------------------------------------------------------

settlement are known, the uncertainty is prompting a conservative approach to inventory management in this market as well.
       In the latter part of the year, several of the largest international cigarette manufacturers announced mergers that have further added to uncertain purchasing conditions as the effects of combining different companies will have to be analyzed.
       WOOL MARKET CONDITIONS. The ability of natural wool fibers to compete on price and quality with synthetics has diminished over the past few years. Falling prices on synthetic fibers, the potential for substitution at both the processing and retail levels, and the buildup of raw stocks in Australia have contributed to an oversupply of natural wool. As a result, prices for wool fell substantially during the year. Demand for Australian wool (the world's largest growing origin) by the major markets in Asia fell for the second consecutive year. The economic problems in Asia caused further downward pressures on prices and disrupted the European markets for processed wool products as low-cost goods from Asia filled the traditional supply channels to the fashion industry in Europe.

BUSINESS ACQUISITIONS AND DISPOSITIONS
       During the fiscal year ended March 31, 1999, the Company made several acquisitions and two minor dispositions. In our Spanish subsidiary, the Company acquired the 33.3% minority interest, which now gives the Company 100% ownership of the subsidiary. In Malawi, where the Company previously operated two minority-owned affiliates, we exchanged the minority shareholdings in one affiliated company for 100% of the other company. The Company is building a new CRES (cut-rolled-expanded stem) processing facility in St. Petersburg Russia. This facilty is expected to start production in July 1999.
       Additionally, scheduled payments for the acquisition of our Brazilian operations have resulted in full consolidation of these operations for the first time.
       The Company closed its building supplies business in Wilson, North Carolina in the early part of the fiscal year. This has no material effect on the consolidated financial statements of the Company. Additionally, the wool scouring operation in New Zealand was closed as the Company entered into a joint venture to take advantage of cost efficiencies.

RESULTS OF OPERATIONS

COMPARISON OF THE YEAR ENDED MARCH 31, 1999 TO THE YEAR ENDED MARCH 31, 1998
       SALES. Sales for the twelve months ended March 31, 1999 were $1,103 million, a decrease of 26.1% from a year earlier. Sales of $882 million for the tobacco division were down 23.3% from the corresponding period in 1998, largely due to lower prices and reduced volumes in North and South America. Overall, tobacco volume was down 3.5% and average selling prices were down 20.6% for the year as a result of industry conditions and a change in mix as customers focused more on low-cost-filler style tobaccos. Volumes were up from the prior year in Africa, Asia and Europe. Volumes in the U.S. were down 28.4% and average selling prices were down a similar amount mostly as a reflection of disruptions related to the customers actions in response to the tobacco settlements with the States.
       Nontobacco sales for the twelve months ended March 31, 1999 of $221 million were down 35.6% primarily as the result of a 20.3% decrease in the volume of wool sold and lower average prices in all markets. The volume decline was mostly attributed to the effects of the currency crisis in Asia and the general oversupply of wool worldwide. Additionally, the prior year included $8 million of sales from the home building supplies business that was closed at the start of the current fiscal year.
       GROSS PROFIT AND COST OF SALES. Gross profit for the twelve-month period of $92 million was down 24.5% from the 1998 twelve-month period due primarily to the decrease in sales and increased interest expenses resulting from higher


                                                                             --

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)
--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

inventory levels. Additionally, inventory write-offs for start-up business in Tanzania contributed to the lower gross profit.
       SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses were 3.8% lower primarily due to reduced expenses from closing down the Oxford NC tobacco facility and the home supply business in the early part of the fiscal year as well as tighter control of other costs and expenses and favorable foreign exchange.
       INTEREST EXPENSE AND OTHER INCOME (EXPENSE), NET. Interest expense was lower reflecting the impact of the use of long-term borrowings for crop purchases in the U.S. Other income (expense), net was higher due to gains on sale of the Oxford NC property, increased rental income from machinery in Oxford, gains on proceeds of a life insurance policy on the Company's Chairman Emiritus Ery W. Kehaya, and gains on sales of property in Greece.
       INCOME TAXES, MINORITY INTERESTS AND EQUITY IN EARNINGS OF AFFILIATES. Income tax charges or credits as a percentage of pretax income can vary due to differences in tax rates and relief available in areas where profits are earned or losses are incurred. The effective tax rate was higher than a year earlier due mainly to losses in the nontobacco segment in areas where tax relief is not available. The prior year included a one-time tax benefit recorded in our French wool subsidiary as a result of a change in legislation.
       Earnings attributed to minority interests were lower than a year ago because of difficult trading conditions in Greece. Equity in earnings of affiliates was up from 1998 due to seasonal business factors in the Far East.
       NET INCOME. Net income was $8.4 million, or $0.66 diluted per share on
15.2 million average shares outstanding, versus $26.9 million, or $2.05 diluted per share on 14.7 million shares outstanding for the twelve months ended March 31, 1998. The tobacco division earnings were $13.6 million while the loss for the nontobacco division was $5.2 million.

COMPARISON OF THE YEAR ENDED MARCH 31, 1998 TO THE YEAR ENDED MARCH 31, 1997
       SALES. Sales for the twelve months ended March 31, 1998 were $1,493 million, an increase of 10.2% from a year earlier. Sales of $1,150 million for the tobacco division were up 15.3% from the corresponding period in 1997, largely due to increased shipments from the Far East and South America. Overall, tobacco volume was up 10.5% for the year and average prices were higher as a result of market conditions and the change in mix.
       Nontobacco sales for the twelve months ended March 31, 1998 of $343.0 million were down 3.9% primarily as the result of a decrease in the volume of wool sold partly offset by improved mix. The wool business continues to stabilize and the Company continues to focus on the more profitable processing elements of the business. The volume decline was mostly attributed to the effects of the currency crisis in Asia which was partly offset by increased processing revenues from third party customers.
       GROSS PROFIT AND COST OF SALES. Gross profit for the twelve-month period of $122.4 million was up 16.9% from the 1997 twelve-month period due primarily to the increase in sales and reduced interest expenses resulting from the application of $47.0 million of equity proceeds in the first quarter and the application of the proceeds of a $115.0 million senior notes offering in the second quarter to reduce short-term borrowings.
       SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses were 9.2% higher due to increased business activity. Higher personnel-related expenses and travel costs related to the expansion of business in new markets were partly offset by tighter control of other costs and expenses and favorable foreign exchange.
       INTEREST EXPENSE, INTEREST INCOME AND OTHER INCOME (EXPENSE), NET. Interest expense was higher reflecting the impact of the $115.0 million issue of long-term debt. Other income (expense), net was lower due to lower interest income on short-term deposits as the Company


--
10

--------------------------------------------------------------------------------

continues to focus on efficient cash management and partly offset by proceeds from a sale of property in Australia related to relocating our wool scouring facility to comply with effluent discharge requirements of the government.
       INCOME TAXES, MINORITY INTERESTS AND EQUITY IN EARNINGS OF AFFILIATES. Although income tax charges or credits as a percentage of pretax income can vary due to differences in tax rates and relief available in areas where profits are earned or losses are incurred. The effective tax rate was lower than a year earlier due mainly to a one-time tax benefit recorded in our French wool subsidiary as a result of a change in legislation.
       Earnings attributed to minority interests were $1.9 million lower than a year ago because of the timing of shipments. Equity in earnings of affiliates was down from 1997 due to seasonal business factors in the Far East.
       NET INCOME. Net income was $26.9 million, or $2.05 diluted per share on
14.7 million average shares outstanding, versus $16.9 million, or $1.64 diluted per share on 11.8 million shares outstanding for the twelve months ended March 31, 1997, adjusted for subsequent stock dividends. The increase in shares outstanding was primarily attributable to the issuance of 3.0 million shares of Common Stock in the Equity Offering during the June 1997 quarter.

LIQUIDITY AND CAPITAL EXPENDITURES
       Working capital at March 31, 1999 was $198.8 million, down from $219.1 million at March 31, 1998. Additionally, increased contributions from operating activities were offset by increases in inventories due to business expansions. The Company continues to closely monitor its inventories, which fluctuate depending on seasonal factors and business conditions.
       Capital expenditures were $27.1 million, and $19.7 million for the fiscal years ended March 31, 1999, and 1998, respectively. The Company expects capital expenditures to total approximately $17.6 million for the fiscal year ending March 31, 2000. Capital expenditures for 1999 related mostly to routine expenditures in the tobacco and wool divisions, including the expansion of tobacco warehouse facilities in the US, Tanzania, Greece and Turkey, the investment in a new CRES (cut-rolled expanded stem) facilty in St. Petersburg Russia, and new machinery for the French topmaking facility.
       For 1999, cash provided by operating activities totaled $46.6 million, primarily due to reduced receivables, which was partly offset by an increase of inventory related to business expansions. Cash employed in investing activities of $25.2 million for 1999 included capital expenditures of $27.1 million mostly for tobacco activities of $24.7 million, including $2.2 million in Greece, $6.3 million in the United States, $ 6.6 million in Russia, $3.7 million in Tanzania and $2.4 million for the nontobacco segment net of total asset dispositions of $7.7 million. Payments for acquisitions of $10.8 million relate to investments in new projects in Malawi, Brazil, Spain and Tasmania.
       FINANCING ARRANGEMENTS. On August 1, 1997, the U.S. tobacco subsidiary of the Company consummated the sale and issuance of $115.0 million of Senior Notes. Simultaneously, the Company's major tobacco subsidiaries entered into a revolving bank facility. The facility provides for borrowings of $200.0 million for working capital and other general corporate purposes, and bears interest initially at LIBOR plus 1.0%, expiring in July 2000. The borrowings under the facility are guaranteed by the Parent and certain of its tobacco subsidiaries and secured by substantially all of the assets of the borrowing subsidiaries and a pledge of all of the capital stock of the Parent's subsidiaries not otherwise pledged to secure other obligations.
       On May 19, 1999 the Company's major tobacco subsidiaries successfully completed negotiations to amend their global revolving bank credit facility. The amount of the facility was increased from $200.0 million to $233.0 million. The maturity date was extended from July 31, 2000 to July 31, 2002. Financial covenants and other terms and conditions are


                                                                             --

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)
--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

essentially unchanged. Borrowings under the facility continue to be guaranteed by the Company and are secured by substantially all of the assets of the borrowing subsidiaries.
       Additionally, local lines are available for the remainder of the tobacco division of approximately $310.0 million in addition to separate facilities for the non-tobacco division of $98.9 million.
       The Company incurs short-term debt to finance its seasonally adjusted working capital needs, which typically peak in the third quarter. At March 31, 1999, under agreements with various banks, total short-term credit facilities were $608.9 million, compared to $607.7 million at March 31, 1998 with $67.0 million versus $60.5 million in 1998 being utilized for letters of credit and guarantees and $261.4 million was unused.
       Based on the outlook for the business for the next twelve months, management anticipates that it will be able to service the interest and principal on its indebtedness, maintain adequate working capital and provide for capital expenditures out of operating cash flow and available borrowings under its credit facilities. The Company's future operating performance will be subject to economic conditions and to financial, political, agricultural and other factors, many of which are beyond the Company's control.
       On November 13, 1991, the Company issued $69.0 million of its 7 1/4% Convertible Subordinated Debentures due March 31, 2007 (the "Debentures"). The Debentures are currently convertible into shares of the Parent's Common Stock at a conversion prices (as adjusted for subsequent stock dividends) of $29.38. The Debentures are subordinated in right of payment to all senior indebtedness, as defined, of the Parent. As of March 31, 1995, the Debentures became redeemable in whole or in part at the option of the Parent at any time. Beginning March 31, 2003, the Parent will be obligated to make annual sinking fund payments sufficient to retire at least 5% of the principal amount of issued Debentures reduced by earlier conversions, redemptions, and repurchases. Holders of the Debentures have the right to demand redemption under certain conditions, including a change in control of the Parent, certain mergers and consolidations and certain distributions with respect to the Parent's capital stock. The Parent may elect to redeem Debentures under these circumstances in Common Stock in lieu of cash.
       As a result of an equity offering in May 1997, which appreciably broadened the Parent's shareholder base, the Board of Directors voted to discontinue issuing quarterly stock dividends. The payment of cash dividends was resumed in August 1998. Certain debt agreements to which the Parent and its subsidiaries are parties contain financial covenants which could restrict the payment of cash dividends. Under its most restrictive covenant, the Parent had approximately $14.9 million of retained earnings available for distribution as dividends at March 31, 1999.
       On January 31, 1997, the Company terminated the Employee Stock Ownership Plan (the "ESOP") established by W A Adams Company prior to that company's acquisition by the Company. This termination involved the redemption by the Company of 24,602 shares of ESOP Preferred Stock for an aggregate price of approximately $2.5 million in cash and the issuance of 14,075 shares of Common Stock. The remaining 62,875 shares of unallocated ESOP Preferred Stock were canceled.

QUANTITIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
       The Company is exposed to market risk primarily related to foreign exchange and interest rates. These exposures are actively monitored by management. To manage the volatility relating to these exposures, the Company enters into a certain derivative financial instruments. The objective is to reduce, where it is deemed appropriate, fluctuations in earnings and cash flows associated with changes


--
12

--------------------------------------------------------------------------------

in interest rates and foreign currency rates. It is the Company's policy and practice to use derivative financial instruments only to the extent necessary to manage
       Since the Company uses currency rate-sensitive instruments to hedge only existing transactions, any loss in value for those instruments generally would be offset by increases in the value of those hedged transactions. The Company does not hold or issue derivative financial instruments for trading or speculation purposes.
       Foreign exchange rates: The Company is exposed to foreign exchange movements in Europe, Africa, Asia and South America. Consequently, it enters into various contracts, primarily for the Wool division, which change in value as foreign exchange rates change to preserve the value of commitments and anticipated transactions. The Company uses foreign currency contracts to hedge revenue streams and raw material purchases. As of March 31, 1999, the Company had short-term forward exchange contracts with US dollar equivalents of $40.0 million.
       Interest rates: The Company manages its exposure to interest rate risk through the proportion of fixed rate and variable rate debt in its total debt portfolio. Substantially all long-term borrowings are denominated in the U.S. dollar and carry fixed interest rates.
       Use of the above-mentioned derivative financial instruments has not had a material impact on the Company's financial position at March 31, 1999 and 1998 or the Company's results of operations or cash flows for the years ended March 31, 1999, 1998 and 1997.

TAX AND REPATRIATION MATTERS
       The Parent and its subsidiaries are subject to income tax laws in each of the countries in which they do business through wholly owned subsidiaries and through affiliates. The Company makes a comprehensive review of the income tax requirements of each of its operations, files appropriate returns and makes appropriate income tax provisions. These are determined on an individual subsidiary level and at the corporate level on both an interim and annual basis. The Parent provides valuation allowances on deferred tax assets for its subsidiaries that have a history of losses. Management cannot assert that there will likely be sufficient profits generated by these subsidiaries in the near future to offset these losses. The change during fiscal 1999 was due to the utilization of tax loss carryforwards for which no benefit had been recognized in prior years. The loss carryforwards which give rise to the valuation allowances will expire in 2001 and thereafter. These processes are followed using an appropriate combination of internal staff at both the subsidiary and corporate levels as well as independent outside advisors in review of the various tax laws and in compliance reporting for the various operations.
       The undistributed earnings of certain foreign subsidiaries are not subject to additional foreign income taxes nor considered to be subject to U.S. income taxes unless remitted as dividends. The Company intends to reinvest such undistributed earnings indefinitely; accordingly, no provision has been made for U.S. taxes on those earnings. The Parent regularly reviews the status of the accumulated earnings of each of its U.S. and foreign subsidiaries as part of its overall financing plans.

YEAR 2000 MATTERS
       The approach of the year 2000 (Y2K) has heightened the concern over potential problems with data systems that may or may not be able to process year dates properly after 1999. Affected systems/devices may fail or malfunction if not repaired or replaced. The actual effects and magnitude of this potential problem are difficult to quantify. The Company has given this issue serious consideration and effort. From 1991 to 1994, the Company began to move away from mainframe based systems and became early adopters of PC, LAN and client-server solutions to meet our information needs. New core systems were developed internally, using tools


                                                                             --

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)
--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

that accommodate dates as proper date types rather than encoded string variables or limited serial numeric dates. A steering committee was formed in 1997 to build further on these efforts as Y2K concerns have emerged as a public issue. The committee meets monthly and is charged with developing a plan to ensure readiness, advising group companies of issues, monitoring progress and compliance, and allocating resources for solutions. All functional areas of the Company are represented on the committee. The plan adopted consists of two main areas of focus.
       (1). RESOLUTION OF THE INTERNAL ISSUES ARISING FROM Y2K. This area includes the effects on the Company's technology, including hardware, software and equipment containing other embedded systems such as programmable logic controllers (PLC). The critical systems identified include manufacturing, inventory and financial systems. The plan includes identification of technology at each location, evaluating the exposure of such technology to Y2K problems, testing the technology for problems and selecting the means of resolving any problems identified.
       To date, the Company has made substantial progress on the internal plan. A comprehensive file for each location has been developed and individual site follow-up visits by members of the steering committee are scheduled for each location this fiscal year. Testing and detailed reviews are being conducted by a dedicated full-time information resources technician at major sites. As mentioned earlier, the recent move to internally developed core systems has proven to alleviate the major issues associated with Y2K. In locations where the Company uses externally provided software, or PLC technology in equipment, testing is being done and vendor surveys have been performed. Most of these systems are also relatively recent developed. The one major potential problem identified was in a European subsidiary manufacturing facility. The Company is in the process of replacing the systems in that location with our internally developed software and expects that to be completed this fiscal year.
       Although there can be no absolute assurance that the Y2K plan will be able to identify all potential problem areas, the Company is presently on schedule and believes that the internal phase of the plan will be completed by mid 1999. Contingency plans are currently being developed to sustain operations and continue to provide a high level of customer service.
       (2). RESOLUTION OF THE EXTERNAL ISSUES ARISING FROM Y2K. The Company has communicated with and will continue to communicate with its suppliers, financial institutions, customers and other business partners to determine the extent of readiness and compliance with Y2K issues. Responses are being catalogued and follow-up communications are ongoing as necessary. Certain significant customers and suppliers are located in foreign countries where the awareness of Y2K problems and remediation efforts may be behind that of the United States. Additionally, the Company is subject to operational risks relating to the readiness of utilities, transportation facilities, financial service providers and government operated services that could interrupt business unit operations. There can be no assurance that these business partners will be fully compliant or that problems they may encounter will have no adverse effect on company operations.
       The company currently estimates that the total costs for addressing Y2K issues will be $1.4 million, which includes the cost of installing internally developed manufacturing software in the European subsidiary, any software upgrades from vendors necessary to be compliant and the costs of consultants and employees assigned to implement the plan. These amounts do not include estimated costs to implement any contingency plans that are being developed. The costs associated with Y2K issues are expensed as incurred and are funded with cash flow from operations. As of March 31, 1999, the Company has expensed $1.0 million. The Company does


--
14

--------------------------------------------------------------------------------

not expect the total costs of addressing these issues to be material to its consolidated financial position or results of operations.
       While there can be no absolute assurance that the Company can identify and address all potential issues arising from Y2K, it is the opinion of management that the Company is taking adequate action and will be able to continue providing quality products and services to our customers.

CONVERSION TO THE EURO CURRENCY
       On January 1, 1999, eleven of the European Union countries began the conversion from their national currencies (Euro land currencies) to the "Euro" by agreeing fixed rates of exchange of their currencies against the "Euro". In the initial phase, the national currencies will continue to exist until full conversion in July 2002. The Company's subsidiaries affected by the conversion have developed procedures and modified financial reporting to accommodate the new currency. The Company anticipates that the Euro conversion will not have a material adverse effect on its financial condition or results of operation.

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

                                                                             --

INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

     To the Board of Directors and Shareholders of Standard Commercial
Corporation
     We have audited the accompanying consolidated balance sheets of Standard Commercial Corporation as of March 31, 1999 and 1998 and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1999 in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Raleigh, North Carolina
June 10, 1999


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


--
16

CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION


                                                                     MARCH 31,
                                                           -----------------------------
(IN THOUSANDS, EXCEPT SHARE DATA)                               1999            1998
ASSETS
Cash                                                         $  43,767       $  34,116
Receivables (Note 2)                                           228,910         254,469
Inventories (Notes 1 and 3)                                    376,922         361,418
Prepaid expenses                                                 5,353           8,674
Marketable securities (Note 1)                                     656             656
                                                             ---------       ---------
 Current assets                                                655,608         659,333

Property, plant and equipment (Notes 1 and 4)                  155,389         113,572
Investment in affiliates (Notes 1 and 5)                        12,782          12,647
Other assets (Notes 1, 6 and 10)                                54,618          53,921
                                                             ---------       ---------
 Total Assets                                                $ 878,397       $ 839,473
                                                             ---------       ---------
LIABILITIES
Short-term borrowings (Note 7)                               $ 280,587       $ 267,799
Current portion of long-term debt (Note 9)                      12,646           4,987
Accounts payable (Note 8)                                      149,433         144,585
Taxes accrued (Note 14)                                         14,159          22,863
                                                             ---------       ---------
 Current liabilities                                           456,825         440,234

Long-term debt (Note 9)                                        144,161         128,083
Convertible subordinated debentures (Note 9)                    69,000          69,000
Retirement and other benefits (Note 10)                         20,224          19,479
Deferred taxes (Notes 1 and 14)                                  8,875           2,776
Commitments and contingencies (Note 11)
                                                             ---------       ----------
 Total liabilities                                             699,085         659,572
                                                             ---------       ---------
MINORITY INTERESTS (Note 1)                                     28,307          30,271
                                                             ---------       ---------
SHAREHOLDERS' EQUITY:
Preferred stock, $1.65 par value
 Authorized shares - 1,000,000; none issued
Common stock, $0.20 par value
 Authorized shares 100,000,000; Issued 15,540,078
 and 15,424,555 at March 31, 1999 and 1998, respectively         3,108           3,085
Additional paid-in capital                                     102,680         101,788
Unearned restricted stock plan compensation                     (2,177)         (1,996)
Treasury stock at cost, 2,617,707 shares
 At March 31, 1999 and 1998                                     (4,250)         (4,250)
Accumulated other comprehensive income                         (37,786)        (31,940)
Retained earnings                                               89,430          82,943
Total shareholders' equity                                     151,005         149,630
                                                             ---------       ---------
 Total Liabilities and Shareholders' Equity                  $ 878,397       $ 839,473
                                                             ---------       ---------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                                              -

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
-------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION


                                                                           YEARS ENDED MARCH 31,
                                                 -----------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)                   1999             1998             1997
Sales                                             $1,102,829      $ 1,492,797      $ 1,354,270
Cost of Sales:
 - Materials, services and supplies (Note 3)         984,016        1,347,835        1,217,380
 - Interest                                           26,368           22,576           32,197
                                                  ----------      -----------      -----------
 Gross profit                                         92,445          122,386          104,693
Selling, general and administrative expenses          76,437           79,464           72,782
Other interest expense                                13,631           15,233            9,920
Other income - net (Note 13)                          12,763            9,372           10,254
                                                  ----------      -----------      -----------
 Income before income taxes                           15,140           37,061           32,245
Income taxes (Notes 1 and 14)                          7,345            8,769           12,782
                                                  ----------      -----------      -----------
 Income after income taxes                             7,795           28,292           19,463
Minority interests (Note 1)                             (464)          (2,020)          (3,938)
Equity in earnings of affiliates (Note 5)              1,084              653            1,412
                                                  ----------      -----------      -----------
 NET INCOME                                            8,415           26,925           16,937


Other comprehensive income:
Translation adjustment                                (6,306)         (15,184)          (7,312)
Less reclassifications for translation
 adjustment recognized in net income                     460
                                                  ----------      -----------      -----------
Total other comprehensive income                      (5,846)         (15,184)          (7,312)
                                                  ----------      -----------      -----------
Comprehensive income                              $    2,569      $    11,741      $     9,625
                                                  ----------      -----------      -----------
Earnings per common share (Note 1):
Basic - net                                       $     0.66      $      2.18      $      1.72
   - average shares outstanding                       12,842           12,377            9,640
Diluted - net                                     $     0.66      $      2.05      $      1.64
   - average shares outstanding                       15,191           14,726           12,118

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

-
18

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION


                                                                                YEAR ENDED MARCH 31,
                                                          ------------------------------------------
(IN THOUSANDS)                                                1999              1998         1997
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                $  8,415        $   26,925     $ 16,937
 Depreciation and amortization                              23,308            20,485       20,866
 Minority interests                                            464             2,020        3,938
 Deferred income taxes                                         110            (8,141)        (484)
 Undistributed earnings (losses) of affiliates
   net of dividends received                                  (919)             (519)      (1,268)
 Gain on disposition of property, plant and equipment       (4,902)           (6,025)      (2,252)
 Other                                                         282            (3,024)       2,483
                                                          ---------       ----------     ---------
                                                            26,758            31,721       40,220
Net changes in working capital other than cash:
 Receivables                                                30,117           (18,451)     (22,807)
 Inventories                                               (12,052)         (119,369)      (5,475)
 Current payables                                            1,785            28,215       22,721
                                                          ---------       ----------     ---------
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES            46,608           (77,884)      34,659
                                                          ---------       ----------     ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment - additions                  (27,070)          (19,732)     (12,816)
                           - dispositions                   12,615            10,008        5,072
Business (acquisitions) dispositions                       (10,738)           (7,928)       3,304
                                                          ---------       ----------     ---------
CASH USED FOR INVESTING ACTIVITIES                         (25,193)          (17,652)      (4,440)
                                                          ---------       ----------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term borrowings                           1,643           113,053       10,405
Repayment of long-term borrowings                           (5,373)          (17,186)     (21,131)
Net change in short-term borrowings                         (6,322)          (51,569)     (54,257)
Net proceeds of equity offering                                  -            47,043            -
Dividends paid, net of tax                                  (1,928)                          (347)
Purchase and retirement of ESOP Preferred Stock                                            (2,460)
Other                                                          216            (2,806)
                                                          ---------       ----------     ---------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES           (11,764)           88,535      (67,790)
                                                          ---------       ----------     ---------
Increase (decrease) in cash for period                       9,651            (7,001)     (37,571)
Cash, beginning of period                                   34,116            41,117       78,688
                                                          ---------       ----------     ---------
Cash, end of period                                       $ 43,767        $   34,116     $ 41,117
                                                          ---------       ----------     ---------
Cash payments for -  interest                             $ 40,243        $   36,160     $ 42,790
Income taxes                                              $ 12,441        $   13,331     $  9,057

     During fiscal 1999 a trust established by the company assumed 100% ownership of Meridional de Tabacos Ltda. and the remaining 50% of the previously owned affiliate Tobacco Processors Lilongwe Limited. The assets and liabilities assumed totaled $81.4 million and $64.2 million respectively. These acquisitions were settled by cash payments and long-term debts.

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                                              -

[GRAPHIC OMITTED]



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION


                                                     YEARS ENDED MARCH 31, 1999, 1998 and 1997
                                  ------------------------------------------------------------
                                        NUMBER OF SHARES
                                        OF COMMON STOCK                 COMMON      ADDITIONAL
                                  ----------------------------           STOCK         PAID-IN
                                          ISSUED      TREASURY       PAR VALUE         CAPITAL
                                  --------------   -----------   -------------   -------------
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
April 1, 1996                       11,624,275     2,490,661        $2,325         $  43,660
Net income
Other comprehensive income
Stock dividends                        471,693       101,129            94             6,226
Dividends reinvested                       662                                            10
RSP compensation earned
RSP shares forfeited                      (557)                                          (10)
401(k) contribution                     16,122                           3               196
ESOP preferred stock dividends
 net of tax
ESOP conversion                         14,075             -             3               242
                                    ----------     ---------        -------        ---------
March 31, 1997                      12,126,270     2,591,790         2,425            50,324
Net income
Other comprehensive income
Stock dividends                        149,098        25,917            30             2,487
Dividends reinvested                       375                                             9
RSP shares awarded                     113,670                          23             1,966
RSP compensation earned
RSP shares forfeited                    (1,557)                                          (31)
401(k) contribution                     14,199                           3               233
New issue, May 1997                  3,022,500             -           604            46,800
                                    ----------     ---------        -------        ---------
March 31, 1998                      15,424,555     2,617,707         3,085           101,788
Net income
Other comprehensive income
Cash dividends, $0.15 per
 share
Dividends reinvested                     5,664                           1                35
RSP shares awarded                      87,435                          18               682
RSP compensation earned
RSP shares forfeited                    (3,087)                         (1)              (61)
401(k) contribution                     25,511             -             5               236
                                    ----------     ---------        --------       ---------
March 31, 1999                      15,540,078     2,617,707        $3,108         $ 102,680
                                    ----------     ---------        --------       ---------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-
20

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION


                                     YEARS ENDED MARCH 31, 1999, 1998 AND 1997
------------------------------------------------------------------------------
                                   ACCUMULATED
                                         OTHER
      UNEARNED                   COMPREHENSIVE
    RESTRICTED       TREASURY           INCOME                           TOTAL
    STOCK PLAN          STOCK     (TRANSLATION       RETAINED    SHAREHOLDERS'
  COMPENSATION        AT COST      ADJUSTMENT)       EARNINGS           EQUITY
--------------   ------------   --------------   ------------   --------------
                        (In thousands, except per share data)
$   (435)          $ (2,384)      $   (9,444)      $ 46,450       $ 80,172
                                                     16,937         16,937
                                      (7,312)                       (7,312)
                     (1,415)                         (4,951)           (46)
                                                                        10
     114                                                114
                                                                       (10)
                                                                       199
                                                       (347)          (347)

       -                  -                -              -            245
    -----          --------       ----------       --------       ---------
    (321)            (3,799)         (16,756)        58,089         89,962
                                                     26,925         26,925
                                     (15,184)                      (15,184)
                       (451)                         (2,071)            (5)
                                                                         9
  (1,989)                                                                0
     314                                                               314
                                                                       (31)
                                                                       236
       -                  -                -              -         47,404
    -----          --------       ----------       --------       ----------
  (1,996)            (4,250)         (31,940)        82,943        149,630
                                                      8,415          8,415

                                      (5,846)             0         (5,846)
                                                     (1,928)        (1,928)
                                                                        36
    (700)                                                                0
     519                                                               519
                                                                       (62)
       -                  -                -              -            241
    -----          --------       ----------       --------       ----------
$ (2,177)          $ (4,250)      $  (37,786)      $ 89,430       $151,005
   -----           --------       ----------       --------       ----------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                              -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 1999, 1998 AND 1997
--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

1. DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS
     The Company is principally engaged in purchasing, processing, storing, selling and shipping leaf tobacco. The Company also purchases, processes and sells various types of wool. The Company purchases tobacco and wool primarily in the United States, Africa, Australia, South America and Asia for sale to customers in the United States, Europe and Asia.

SIGNIFICANT ACCOUNTING POLICIES
     a) CONSOLIDATION: The accounts of all subsidiary companies are included in the consolidated financial statements and all intercompany transactions have been eliminated. Investments in affiliated companies are accounted for by the equity method of accounting.
     b) FOREIGN CURRENCY: Assets and liabilities of foreign subsidiaries are translated at year-end exchange rates. The effects of these translation adjustments are reported as other comprehensive income. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved and translation adjustments in countries with highly inflationary economies are included in net income. Net amounts included in the income statement relating to foreign currency losses (in thousands) were $697, $892 and $920 in 1999, 1998 and 1997, respectively.
     c) MARKETABLE SECURITIES: Marketable securities are classified as available for sale and consist of liquid equity securities. The specific identification method is used to determine gains and losses when securities are sold.
     d) INTANGIBLE ASSETS: The Company's policy is to amortize goodwill on a straight-line basis over its estimated useful life not to exceed 40 years. The Company assesses recoverability of goodwill based on management's projections of future cash flows of acquired businesses.
     e) PROPERTY, PLANT AND EQUIPMENT: The cost of significant improvements to property, plant and equipment is capitalized. Maintenance and repairs are expensed as incurred. Provision for depreciation is charged to operations over the estimated useful lives, primarily 3-30 years, of the assets on a straight-line basis.
     f) INVENTORIES: Inventories, which are primarily packed leaf tobacco and wool, are stated at the lower of specific cost or estimated net realizable value. Cost of tobacco includes a proportion of interest, buying commission charges and factory overheads which can be related directly to specific items of inventory. Cost of wool includes all direct costs except interest. Items are removed from inventory on an actual cost basis.
     g) REVENUE RECOGNITION: Sales and revenue are recognized on the passage of title.
     h) INCOME TAXES: The Company provides deferred income taxes on differences between the carrying value of assets and liabilities for financial reporting purposes and the amounts used for tax purposes and operating loss carryforwards.
     i) MINORITY INTERESTS: Minority interests represent the interest of third parties in the net assets of certain subsidiary companies.
     j) COMPUTATION OF EARNINGS PER COMMON SHARE: Diluted earnings per share for 1998 and 1997 include the effect of the convertible subordinated debentures which if converted would have increased net income applicable to common stock by $3,300,000 in both 1998 and 1997. The average shares outstanding would have increased by 2,348,536 shares and 2,478,348 shares for the years 1998 and 1997, respectively, assuming conversion of the above debentures and ESOP convertible preferred stock that was redeemed in the fourth quarter of 1997 upon termination of the ESOP plan. The convertible subordinated debentures were not dilutive in 1999. Options to purchase 97,664 and 100,000 shares of common stock at a weighted average exercise price of $8.88 and $17.00 per share were outstanding during 1999 and 1998, respectively, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. The options were still outstanding at the end of year.
     k) LONG-LIVED ASSETS: Long-lived assets are reviewed for impairment on a market-by-market basis whenever events or changes in the circumstances indicate that the carrying amount of an asset may not be recoverable. If an evaluation is required, the projected future undiscounted future cash flows attributable to each market would be compared to the carrying value of the long-lived assets (including an allocation of goodwill, if appropriate) of that market if a write-down to fair value is required. The Company also evaluates the remaining useful lives to determine whether events and circumstances warrant revised estimates of such lives.
     l) DERIVATIVE FINANCIAL INSTRUMENTS: The Company routinely enters into forward foreign currency contracts to manage its exposure against foreign currency fluctuations on purchases and sales. These contracts are generally for short durations of six months or less. The Company does not enter into contracts for trading purposes, and none of these contracts contain multiplier or leverage features. The Company enters into such contracts only with financial institutions of good standing and the total credit exposure related to non-performance by those institutions is not material to the operations of the Company. Realized and unrealized gains and losses on the Company's foreign currency contracts that are designated and effective as hedges are deferred and recognized as a component of the underlying transaction when it occurs. Realized gains or losses from matured and terminated hedge contracts are recorded in other assets or liabilities until the underlying hedge transaction is consummated. Realized and unrealized gains or losses on hedge contracts relating to transactions that are not subsequently expected to occur are recognized in results currently. At March 31, 1999 the Company had foreign exchange contracts outstanding with a notional value of $40.5 million and a fair value of $42.7 million.
     m) USE OF ESTIMATES AND ASSUMPTIONS: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     n) ACCOUNTING PRONOUNCEMENTS: During 1999, the Company implemented Statements of Financial Accounting Standards No. 130, REPORTING COMPREHENSIVE INCOME ("SFAS 130"), No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION ("SFAS 131") and No. 132, EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS


--
22

--------------------------------------------------------------------------------

("SFAS 132"). SFAS 130 required companies to (a) classify items of other comprehensive income by their nature in the financial statements and (b) display the accumulated balance of other comprehensive income as a separate component of shareholders' equity in the balance sheet. SFAS 131 established standards for the way that companies report information about operating segments in annual financial statements and requires that those companies report selected information about operating segments in interim financial reports issued to shareholders. It also established standards for related disclosures about products and services, geographic areas, and major customers. SFAS 132 standardized the disclosure requirements for pension and other postretirement benefits and did not address measurement or recognition. The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES ("SFAS 133"). This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those investments at fair value. This statement is effective for fiscal years beginning after June 15, 2000. The Company has not analyzed the provisions of this statement or its effects on the Company.
     o) RECLASSIFICATION: Certain amounts in prior year statements have been reclassified for conformity with current year presentation, with no effect on reported results of operations or equity.

2. RECEIVABLES



IN THOUSANDS                              1999          1998
---------------------------------- -----------   -----------
Trade accounts                      $156,897      $160,734
Advances to suppliers                 37,104        41,865
Affiliated companies                   7,389        20,662
Other                                 32,523        35,743
                                    --------      --------
                                     233,913       259,004
Allowances for doubtful accounts      (5,003)       (4,535)
                                    --------      --------
                                    $228,910      $254,469
                                    --------      --------

3. INVENTORIES



IN THOUSANDS       1999          1998
-------------- -----------   -----------
Tobacco        $315,506      $284,822
Nontobacco       61,416        76,596
               --------      --------
               $376,922      $361,418
               --------      --------

     Tobacco inventories at March 31, 1999 and 1998 included capitalized interest of $7.4 million and $5.0 million, respectively. Included in inventory at March 31, 1999 and 1998 were valuation reserves of $10.7 million and $5.0 million, respectively. Inventory valuation provisions included in cost of sales totaled approximately $7.0 million, $2.7 million and $0.9 million in 1999, 1998 and 1997, respectively.

4. PROPERTY, PLANT AND EQUIPMENT



IN THOUSANDS                   1999            1998
-------------------------- -------------   -------------
Land                       $ 12,130        $ 11,954
Buildings                    98,805          74,085
Machinery and equipment     170,324         134,264
Furniture and fixtures       17,130          13,357
Construction in progress      9,334           4,399
                           --------        --------
                            307,723         238,059
Accumulated depreciation   (152,334)       (124,487)
                           --------        --------
                           $155,389        $113,572
                           --------        --------

     Depreciation expense was $20.2 million, $17.8 million and $18.1 million in 1999, 1998 and 1997, respectively.

5. AFFILIATED COMPANIES
     a) Net investment in affiliated companies are represented by the following:



IN THOUSANDS                           1999          1998
---------------------------------   -----------   -----------
Net current assets                  $ 8,566       $ 3,318
Property, plant and equipment        36,804        42,627
Other long-term liabilities          (5,813)       (4,386)
Interests of other shareholders     (26,775)      (28,780)
                                    -------       -------
Company's interest                   12,782        12,779
Provision for withholding taxes                      (132)
                                    -------       -------
Net investments                     $12,782       $12,647
                                    -------       -------

     b) The results of operations of affiliated companies were:


                               YEAR ENDED MARCH 31,
IN THOUSANDS             1999          1998          1997
--------------------- ----------   -----------   -----------
Sales                 $86,347      $108,664      $119,022
                      -------      --------      --------
Income before taxes   $ 3,435      $  4,055      $  5,627
Income taxes            1,328         1,675         2,104
                      -------      --------      ---------
Net income            $ 2,107      $  2,380      $  3,523
                      -------      --------      ---------
Company's share       $   893      $    616      $  1,463
Withholding taxes         191            37           (51)
                      -------      --------      ---------
Equity in earnings    $ 1,084      $    653      $  1,412
                      -------      --------      ---------
Dividends received    $   165      $    134      $    148
                      -------      --------      ---------

     c) Balances with the unconsolidated affiliates are for the procurement of tobacco inventory as follows:


                                              YEAR ENDED MARCH 31,
IN THOUSANDS                        1999         1998         1997
------------------------------   ----------   ----------   ----------
Purchases of tobacco             $31,511      $30,087      $41,952
Receivables from equity
  investees                       12,011       20,662        9,773
Advances on purchases of
  tobacco                          5,732        8,744       10,394
Payables to equity investees         340          138        3,449

     The Company's significant affiliates and percentage of ownership at March 31, 1999 follow: Adams International Ltd.,


                                                                             --

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 1999, 1998 AND 1997 (CONTINUED)
--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

49.0% (Thailand), Siam Tobacco Export Corporation Ltd., 49.0% (Thailand), Tanzania Tobacco Processors, 20% (Tanzania), Transcontinental Tobacco India Private Ltd. 49.0% (India), Ferrier Woolscours, 24.9% (New Zealand), Tasmanian Wool Company, 24.9% (Australia), and Independent Wool Dumpers Pty Ltd., 16.8% (Australia). Audited financial statements of affiliates are obtained annually.

6. OTHER ASSETS



IN THOUSANDS                                  1999         1998
-----------------------------------------   ----------   ----------
Cash surrender value of life insurance
  policies (face amount $36,045)            $11,176      $14,008
Less policy loans                             3,648        4,652
                                            -------      -------
                                              7,528        9,356
Bank deposits                                   513          457
Receivables                                  21,036       27,511
Deferred financing fees                       6,533        8,759
Investments                                   1,048        1,059
Excess of purchase price of subsidiaries
  over net assets acquired - net of
  accumulated amortization of $7,969
  (1998 - $7,595)                             6,998        3,983
Purchase contracts - net of accumulated
  amortization of $928                        7,433
Other                                         3,529        2,796
                                            -------      -------
                                            $54,618      $53,921
                                            -------      -------

7. SHORT-TERM BORROWINGS



IN THOUSANDS                                1999           1998
-------------------------------------- ------------   ------------
Weighted-average interest on
  borrowings at end of year                  6.4%           7.5%
Weighted-average interest rate on
  borrowings during the year(1)              7.0%           7.5%
Maximum amount outstanding at any
  month-end                             $383,307       $353,666
Average month-end amount outstanding    $328,256       $272,867
Amount outstanding at year-end          $280,587       $267,799

(1) Computed by dividing short-term interest expense and amortized financing costs by average short-term debt outstanding.

     At March 31, 1999, under agreements with various banks, total short-term credit facilities for continuing operations of $608.9 million (1998 - $607.7 million) were available to the Company of which $67.0 million (1998 - $60.5 million) was being utilized for letters of credit and guarantees and $261.4 million (1998 - $283.6 million) was unused.
     The Company's revolving credit facilities at March 31, 1999 included a master credit facility for tobacco operations (the "MFA"), in addition to local lines of approximately $310.0 million. Also, separate facilities totaling $98.9 million are in place for wool operations.
     At March 31, 1999 substantially all of the Company's assets were pledged against current and long-term borrowings.

8. ACCOUNTS PAYABLE



IN THOUSANDS                      1999          1998
----------------------------- -----------   -----------
Trade accounts                $122,666      $115,875
Affiliated companies               340           138
Other accruals and payables     26,427        28,572
                              --------      --------
                              $149,433      $144,585
                              --------      --------

9. LONG-TERM DEBT



IN THOUSANDS                                     1999          1998
-------------------------------------------- -----------   -----------
8.875% Senior Notes due in 2005              $115,000       $115,000
10.4% loan repayable annually through
  2000                                          1,634          3,272
Floating rate note, at 82% of prime,
  repayable in 2001 (1999 average
  8.25%)                                        2,940          2,940
Italian prime plus  1/8% payable through
  2002 (1999 average 10.6%)                     1,867          2,552
9.82% fixed rate loan repayable annually
  through 2005                                  2,625          2,970
Interest free note repayable through
  2005                                          1,487          1,362
5.7% loan repayable through 2002                1,246          1,945
9.23% loan repayable through 2003               1,384          1,498
5.59% loan repayable annually through
  2003                                         12,051             --
2.2% loan repayable annually through
  2001                                          3,000
Average one year LIBOR rate loan
  repayable through 2001                        6,964
Other                                           6,609          1,531
                                             --------       --------
                                              156,807        133,070
Current portion                               (12,646)        (4,987)
                                             --------       --------
                                             $144,161       $128,083
                                             --------       --------

     Long-term debt maturing after one year is as follows: 2001 - $14,058; 2002 - $6,728; 2003 - $6,367; 2004 - $1,372 and thereafter - $115,636.
     Certain debt agreements to which the Company and its subsidiaries are parties contain financial covenants (relating to, among other things: minimum net worth and interest coverage ratios; and limits on capital expenditures, permitted investments, indebtedness advances and liens) which could restrict the payment of cash dividends.

CONVERTIBLE SUBORDINATED DEBENTURES
     On November 13, 1991 the Company issued $69.0 million of 7 1/4% Convertible Subordinated Debentures due March 31, 2007. Adjusted for subsequent stock dividends, the debentures currently are convertible into shares of common stock of the Company at a conversion price of $29.38. The debentures are subordinated in right of payment to all senior indebtedness, as defined, of the Company, and as of March 31, 1995 became redeemable in whole or in part at the option of the Company any time. Beginning March 31, 2003 the Company will make annual payments to a sinking fund which will be sufficient to retire at


--
24

-------------------------------------------------------------------------

least 5% of the principal amount of issued Debentures reduced by earlier conversions, redemptions and repurchases.
     At March 31, 1999, substantially all of the Company's assets were pledged against current and long-term borrowings.

10. BENEFITS
     The Company has a noncontributory defined benefit pension plan covering substantially all full-time salaried employees in the United States and a Supplemental Executive Retirement Plan ("SERP") covering benefits otherwise limited by Section 401(a)(17) (Compensation Limitation) and Section 415 (Benefits Limitation) of the Internal Revenue Code. Various other pension plans are sponsored by foreign subsidiaries. The U.S. defined benefit pension plans and foreign plans which are significant and which are considered to be defined benefit pension plans are accounted for in accordance with Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions. Benefits under the Plans are based on employees' years of service and eligible compensation. The Company's policy is to contribute amounts to the U.S. plans sufficient to meet or exceed funding requirements of federal benefit and tax laws.
     The Company also provides health care and life insurance benefits for substantially all of its retired salaried employees in the U.S. These benefits are accounted for in accordance with Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("SFAS 106"), which requires the accrual of the estimated cost of retiree benefit payments during the years the employee provides services. The ongoing impact of SFAS 106 as it relates to employees of foreign subsidiaries is immaterial. The Company expenses the costs of such benefits as incurred.
     Plan assets consist primarily of common stocks, pooled equity and fixed income funds. The pension costs and obligations for non-U.S. plans shown below also include certain unfunded book-reserve plans.
     A summary of the U.S. plans and non-U.S. plans is as follows (in thousands):





                                                    US Plans                  Non-US Plans                   US Plans
                                                Pension Benefits            Pension Benefits              Other Benefits
                                             -----------------------   ---------------------------   -------------------------
IN THOUSANDS                                       1999         1998           1999           1998          1999          1998
------------------------------------------   ----------   ----------   ------------   ------------   -----------   -----------
Change in benefit obligation
Benefit obligation at beginning of year       $ 10,899     $  9,988      $ 33,835       $ 32,204      $  6,524      $  6,970
Service cost                                       751          669         1,682          1,527           244           195
Interest cost                                      827          678         2,516          2,489           492           445
Actuarial (gain) loss                            2,102         (140)       (1,861)          (256)        1,430          (849)
Benefits paid                                     (690)        (296)       (1,176)        (2,129)         (262)         (237)
                                              --------     --------      --------       --------      --------      --------
Benefit obligation at end of year               13,889       10,899        34,996         33,835         8,428         6,524
                                              --------     --------      --------       --------      --------      --------
Change in plan assets
Fair value of plan assets, beginning of
 year                                           14,812       11,505        32,774         26,150
Actual return on plan assets                     1,246        3,334         1,874          7,286
Employer contribution                                           269         1,253          1,467           262           237
Benefits paid                                     (690)        (296)       (1,176)        (2,129)         (262)         (237)
                                              --------     --------      --------       --------      --------      --------
Fair value of plan assets at end of year        15,368       14,812        34,725         32,774
                                              --------     --------      --------       --------      --------      --------
Funded status                                    1,479        3,913          (271)        (1,061)       (8,428)       (6,524)
Unrecognized net actuarial loss                 (1,370)      (3,501)       (3,150)        (3,305)          567          (783)
Unrecognized prior service cost                    (22)         (33)       (1,913)        (2,015)         (695)         (833)
                                              --------     --------      --------       --------      --------      --------
Prepaid (accrued) benefit cost                $     87     $    379      $ (5,334)      $ (6,381)     $ (8,556)     $ (8,140)
                                              --------     --------      --------       --------      --------      --------



     The aggregate projected benefit obligation and aggregate accumulated benefit obligation for U.S. pension plans with accumulated benefit obligations in excess of plan assets (in thousands) were $615 and $604 as of March 31, 1999 and $558 and $526 as of March 31, 1998. The aggregate projected benefit obligation and aggregate accumulated benefit obligation for non-U.S. pension plans with accumulated benefit obligations in excess of plan assets (in thousands) were $6,990 and $6,578 as of March 31, 1999 and $7,792 and $7,338 as of March 31, 1998. All plans with accumulated benefit obligations in excess of plan assets had no plan assets as of March 31, 1999 and 1998.


                                                                              -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 1999, 1998 AND 1997 (CONTINUED)
--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

     The components of net periodic benefit costs for the U.S. plans and non-U.S. plans is as follows (in thousands):



                                                US Plans                        Non-US Plans
                                            Pension Benefits                  Pension Benefits
                                     ------------------------------- -----------------------------------
IN THOUSANDS                                1999      1998      1997        1999        1998        1997
------------------------------------ ----------- --------- --------- ----------- ----------- -----------
Service Cost                          $     750   $   669   $   498   $   1,682   $   1,527   $   1,367
Interest Cost                               827       678       649       2,516       2,489       2,310
Expected return on plan assets           (1,174)     (933)     (832)     (3,232)     (2,609)     (2,348)
Amortization of prior service cost          (11)      (10)      (29)        (90)        (91)         49
Recognized net actuarial loss              (157)      (62)                   56         138
                                      ---------   -------   -------   ---------   ---------   ---------
Net periodic benefit cost             $     235   $   342   $   286   $     932   $   1,454   $   1,378
                                      ---------   -------   -------   ---------   ---------   ---------



                                               US Plans
                                            Other Benefits
                                     -----------------------------
IN THOUSANDS                              1999      1998      1997
------------------------------------ --------- --------- ---------
Service Cost                          $   244   $   195   $   194
Interest Cost                             492       445       494
Expected return on plan assets
Amortization of prior service cost       (139)     (139)
Recognized net actuarial loss                       (19)     (139)
                                      -------   -------   -------
Net periodic benefit cost             $   597   $   482   $   549
                                      -------   -------   -------


  The assumptions used in 1999, 1998 and 1997 were as follows:



                                               US Plans                                     Non-US Plans
                                           Pension Benefits                               Pension Benefits
                                   ---------------------------------   ------------------------------------------------------
IN THOUSANDS                            1999        1998        1997         1999               1998               1997
--------------------------------   ---------   ---------   ---------   ----------------   ----------------   ----------------
Weighted Average Assumptions
Discount rate                      6.5%        7.4%        7.4%        7.4% to 8.5%       7.4% to 8.5%       7.4% to 8.5%
Expected return on plan assets     8.0%        8.0%        8.0%            10.0%              10.0%              10.0%
Rate of compensation increase      5.0%        5.0%        5.0%        5.5% to 7.0%       5.5% to 7.0%       5.5% to 7.0%




     For measurement purposes, a 10 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease gradually to 5 percent for 2007 and remain at that level thereafter.
     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage-point change in assumed health care cost trend rates would have the following effects (in thousands):



                                   1 Percentage-     1 Percentage-
IN THOUSANDS                      Point Increase    Point Decrease
------------------------------- ----------------   ---------------
Effect on total of service and
  interest cost components           $  129           $   (117)
Effect on postretirement
  benefit obligation                  1,712             (1,344)

     The Company also sponsors a 401(k) savings incentive plan for most full-time salaried employees in the U.S. Expenses for this plan were $240,000 in 1999, $236,000 in 1998 and $196,000 in 1997.

EMPLOYEE STOCK OPTIONS
     In March 1997, the Company entered into a three-year employment agreement with its Chief Executive Officer. The agreement, which was ratified by the Board of Directors on April 14, 1997, provided for the grant of nonqualified stock options. The aggregate number of shares of Common Stock as to which grants have been made is 100,000 with a price of $17.00 per share, the fair market value on the date of the grant. Effective December 14, 1998, the Board of Directors of the Company agreed to amend the grant and reprice the options granted to reflect the changes in the market environment and maintain the incentive feature of the grant. The number of shares granted was revised to 45,144 shares at $8.88 per share. The vesting period was revised to match the vesting schedule of the options granted to other key employees as addressed below.
     In August 1998, the Company adopted the Standard Commercial Corporation Nonqualified Stock Option Plan (the "NSOP") under which options to purchase shares of the Company's stock may be granted to key employees of the Company. The aggregate number of shares of Common Stock as to which grants have been made is 52,520. As of March 31, 1999, there were 52,520 shares of nonqualified options outstanding at an exercise price of $8.88 per share, which was equal to the fair market value on the date of issue. Options vest one-quarter each year beginning on the first anniversary of the date of grant and become 100% vested on the fourth anniversary of the date of grant.
     The Company applies APB Opinion 25 and related Interpretations in accounting for its plans and accordingly, no compensation cost has been recognized. Had compensation cost for the Plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:



                                 1999          1998
                               --------      ---------
Net income (in thousands):
  As reported                  $8,415        $26,925
  Pro forma                    $8,098        $26,337

Basic earnings per share:
  As reported                  $ 0.66        $  2.18
  Pro forma                    $ 0.63        $  2.13

Diluted earnings per share:
  As reported                  $ 0.66        $  2.05
  Pro forma                    $ 0.63        $  2.01



--
26

--------------------------------------------------------------------------------

     The estimated weighted average grant-date fair value of options granted for the years ended March 31 follows:



                                    1999         1998
                                  --------     --------
Weighted average exercise
  price                           $ 8.88       $ 17.00
Weighted average fair value of
  options                         $ 3.25       $  5.88

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999 and 1998, respectively: dividend yield of 2.3% and 0.0%; expected volatility of 44% and 68%; risk-free interest rates of approximately 4.75% and 6.37%; and expected lives of 4 to 5 years. The weighted average contractual life of these options is 6.4 years.

     A summary of the status of the Company's Plans as of March 31, 1999, and 1998 and changes during the years ending on those dates is presented below:


                                        Option              Weighted
                                     price per      average exercise
                       Shares           share        price per share
                    -------------   -----------   -----------------
March 31, 1997
Options granted      100,000          17.00               17.00
Options cancelled
Options exercised
March 31, 1998
  (33,000 shares
  exercisable)       100,000          17.00               17.00
                     -------
Options granted       52,520           8.88                8.88
Options cancelled   (100,000)        (17.00)             (17.00)
                    --------
Options issued per
  repricing           45,144           8.88                8.88
                    --------
March 31, 1999        97,664           8.88                8.88
                    ---------


     The following table summarizes information about stock options outstanding as of March 31, 1999:



                                                   Weighted
                                                    average                          Weighted
                                   Weighted        exercise                           average
  Range of       Number of          average        price of       Number of    exercise price
  exercise     outstanding        remaining     outstanding         options    of exercisable
    prices         options     life (Years)         options     exercisable           options
----------   -------------   --------------   -------------   -------------   ---------------
8.88            97,664             6.38             8.88           0                 0



11. COMMITMENTS AND CONTINGENCIES
     The Company is obligated under operating leases for equipment, office and warehouse space with minimum annual rentals as follows (in thousands): 2000 - $3,764; 2001 - $3,244; 2002 - $897; 2003 - $338; 2004 - $212 and thereafter
$853. Some of the leases are subject to escalation.
     Expenses under operating leases for continuing operations in 1999, 1998 and 1997 (in thousands) were $3,998, $3,663 and $3,049 respectively.
     The Company operates a processing facility under a service agreement which guarantees reimbursement of all of the facility's costs including operating expenses and management fees. This lease is not considered a commitment of the Company.
     The Company has commitments for capital expenditures of approximately $17.6 million, substantially all of which are expected to be incurred in fiscal 2000.
     A subsidiary of the Company participated in subsequently discontinued South African export incentive program under which a Company claim was initially approved and then subsequently disallowed. The issue is currently before the Supreme Court of South Africa. The Company believes that an unfavorable settlement would not have a material impact on liquidity.
     The Company's 51.0% owned subsidiary in Greece has been notified by tax authorities of potential adjustments to its income tax returns filed in prior years. The Company's share of the total proposed adjustments, including penalties and interest, is approximately $3.7 million. The Company believes the tax returns filed were in compliance with the applicable tax code. The proposed adjustments vary in complexity and amount. While it is not feasible to predict the precise amount or timing of each proposed adjustment, the Company believes that the ultimate disposition will not have a material adverse effect on its consolidated financial position or results of operations.
     The Company has an agreement with the former Chairman Emeritus, E W Kehaya, to purchase a portion of his shares, in the event of his death, from his estate to provide funds to pay administration expenses or any applicable estate taxes. This agreement expires nine months after his death. Mr. Kehaya passed away in November 1998. The Company has maintained a life insurance policy to provide the cash for this purpose. As of June 10, 1999, the provisions of this agreement have not been exercised. The cash flow impact of any exercise is not considered material.
     Other contingencies, consisting of guarantees, pending litigation and other claims, in the opinion of management, are not considered to be material in relation to the Company's financial statements as a whole, liquidity or future results of operations.

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


                                                                             --

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 1999, 1998 AND 1997 (CONTINUED)
--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

12. COMMON STOCK
     The Company maintains a Performance Improvement Compensation Plan administered by the Compensation Committee of the Board of Directors as an incentive for designated employees. In June 1993, the Board adopted a Restricted Stock Plan ("RSP") as a means of awarding those employees to the extent that certain performance objectives were met. The shares are issued subject to a four- to seven-year restriction period.
     The Company has a 401(k) savings incentive plan in the United States to which the employer contributes shares of common stock under a matching program, and a dividend reinvestment plan.
     Treasury stock represents shares in the Company acquired by a foreign affiliate prior to its becoming a wholly-owned subsidiary.
     On January 31, 1997, the Company terminated the Employee Stock Ownership Plan (the "ESOP") established by W A Adams Company prior to that company's acquisition by the Company. This termination involved the redemption by the Company of 24,602 shares of ESOP Preferred Stock for an aggregate price of $2,460,287 in cash and the issuance of 14,075 shares of Common Stock. The remaining 62,875 shares of unallocated ESOP Preferred Stock were canceled.

13. OTHER INCOME -- NET



                                                 YEAR ENDED MARCH 31,
(IN THOUSANDS)                      1999         1998           1997
----------------------------   ------------   ----------     ----------
Other income:
  Interest                      $  2,708      $ 2,720       $  4,493
  Gain on asset sales and
     dispositions                  5,301        6,154          4,668
  Gain from officers life
     insurance policies            2,447
  Rents received                   1,266          370            610
  Other                            4,906        3,406          3,520
                                --------      -------       --------
                                  16,628       12,650         13,291
                                --------      -------       --------
Other expense:
  Amortization of goodwill          (374)        (206)          (132)
  Other                           (3,491)      (3,072)        (2,905)
                                --------      -------       --------
                                  (3,865)      (3,278)        (3,037)
                                --------      -------       --------
                                $ 12,763      $ 9,372       $ 10,254
                                --------      -------       --------

14. INCOME TAXES
     a) Significant components of the Company's deferred tax liabilities and assets are as follows:



                                                   MARCH 31,
(IN THOUSANDS)                          1999           1998
--------------------------------        ----           ----
Deferred tax liabilities:
  Depreciation                      $  9,661       $  6,384
  Capitalized interest                 2,007          1,305
  Income recognition in
     foreign subsidiaries              7,599          6,988
  Prepaid pension assets               1,093          1,175
                                    --------       --------
Total deferred tax liabilities        20,360         15,852
                                    --------       --------
Deferred tax assets:
  NOL carried forward                  9,015          8,693
  Valuation allowance                 (7,464)        (7,051)
  Postretirement benefits
     other than pensions               3,367          3,175
  Uniform capitalization
     and reserves                      1,448          1,293
  All other, net                        (454)        (1,050)
                                    --------       --------
Total deferred tax assets              5,912          5,060
                                    --------       --------
Net deferred tax liabilities        $ 14,448       $ 10,792
                                    --------       --------

     The net deferred tax liabilities include approximately $5,573 and $8,016 of current liabilities at March 31, 1999 and 1998, respectively.
     The Company has provided valuation allowances on deferred tax assets for certain foreign subsidiaries based on their history of losses. Management cannot assert that there will likely be sufficient profits generated by these subsidiaries in the near future to offset these losses.
     The change during 1998 is due to the utilization of tax loss carryforwards for which no benefit had been recognized in prior years. The loss carryforwards which give rise to the valuation allowances will expire in 2001 and thereafter.

     b) Income tax provisions are detailed below:



                                        YEAR ENDED MARCH 31,
(IN THOUSANDS)              1999         1998           1997
----------------------   ----------   ----------   -----------
Current:
  Federal                $ 2,191      $ 4,187       $    445
  Foreign                  4,555       12,348         12,793
  State and local            489          375             28
                         -------      -------       --------
                           7,235       16,910         13,266
                         -------      -------       --------
Deferred:
  Federal                     42          (40)           707
  Foreign                     59       (8,104)        (1,194)
  State and local              9            3              3
                         -------      -------       --------
                             110       (8,141)          (484)
                         -------      -------       --------
Income tax provision     $ 7,345      $ 8,769       $ 12,782
                         -------      -------       --------

--
28

--------------------------------------------------------------------------------

     c) Components of deferred taxes follow:



                                          YEAR ENDED MARCH 31,
(IN THOUSANDS)                       1999          1998            1997
-----------------------------   -----------   -------------   -----------
Tax on differences in timing
  of income recognition in
  foreign subsidiaries            $  (440)    $ (7,001)         $  (353)
Capitalized interest                  702         (182)             420
Other                                (152)        (958)            (551)
                                  -------     --------          -------
                                  $   110     $ (8,141)         $  (484)
                                  -------     --------          -------

     d) The provision for income taxes is determined on the basis of the jurisdiction imposing the tax liability. As some of the income of foreign companies may also be currently subject to U.S. tax, the U.S. and foreign income taxes shown do not compare directly with the segregation of pretax income between domestic and foreign companies that follows:



                                 YEAR ENDED MARCH 31,
(IN THOUSANDS)        1999         1998         1997
---------------- ----------   ----------   ----------
Pretax income:
  Domestic        $  7,829     $  8,781     $  3,663
  Foreign            7,311       28,280       28,582
                  --------     --------     --------
                  $ 15,140     $ 37,061     $ 32,245
                  --------     --------     --------

     e) The following is a reconciliation of the income tax provision to the expense calculated at the U.S. federal statutory rate:



                                                    YEAR ENDED MARCH 31,
(IN THOUSANDS)                          1999          1998          1997
---------------------------------   ----------   -----------   -----------
Expense (benefit) at U.S.
  federal statutory tax rate         $ 5,148     $12,601        $ 11,286
Foreign tax losses for which
  there is no relief available           418       1,585             321
U.S. tax on foreign income               530         400             500
Different tax rates in foreign
  subsidiaries                           964        (207)            680
Elimination of deferred tax
  liabilities due to a change in
  foreign law                             --      (6,864)             --
Change in valuation
  allowance                              413       1,548          (1,518)
Other - net                             (128)       (294)          1,513
                                     -------     --------       --------
                                     $ 7,345     $ 8,769        $ 12,782
                                     -------     --------       --------


15. DISCLOSURES OF FAIR VALUE OF FINANCIAL INSTRUMENTS
     The estimated fair value of the Company's financial instruments as of March 31, 1999 is provided below in accordance with Statement of Financial Accounting Standards No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS. Certain estimates and judgments were required to develop the fair value amounts, which are not necessarily indicative of the amounts that would be realized upon disposition, nor do they indicate the Company's intent or ability to dispose of such instruments.
     CASH AND CASH EQUIVALENTS: The estimated fair value of cash and cash equivalents approximates carrying value.
     SHORT-TERM AND LONG-TERM DEBT: The fair value of the Company's short-term borrowings, which primarily consists of bank borrowings, approximates its carrying value. The estimated fair value of long-term debt, including the current portion, is approximately $174.0 million, compared with a carrying value of $226.0 million, based on discounted cash flows for fixed-rate borrowings, with the fair value of floating-rate borrowings considered to approximate carrying value.


                                                                             --

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 1999, 1998 AND 1997 (CONTINUED)
--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

16. SEGMENT INFORMATION
     The Company is engaged primarily in purchasing, processing and selling leaf tobacco and wool. Its activities other than these are minimal. Geographic information for sales by country is determined by the location of the customer, however this information is not necessarily representative of the final destination of the product. Geographic information for long-lived assets by country is determined by the physical location of the assets.



                                                YEAR ENDED MARCH 31,
(IN THOUSANDS)                1999             1998             1997
---------------------- --------------   --------------   --------------
Geographic Areas
  Sales:
  United States        $   220,841      $   360,495      $   355,698
  Germany                  104,516          135,670          149,951
  United Kingdom            97,336          141,203          138,482
  Japan                     67,257           72,465           65,145
  Italy                     53,626           69,444           47,056
  Turkey                    45,824           52,741           60,942
  Switzerland               44,035           83,934           22,976
  Netherlands               32,710           41,114           31,439
  Brazil                    20,550           32,496            5,338
  Other countries          416,134          503,235          477,243
                       -----------      -----------      -----------
                       $ 1,102,829      $ 1,492,797      $ 1,354,270
                       -----------      -----------      -----------


  Long-lived Assets:
  United States        $  28,126      $  23,250
  Brazil                  28,323            250
  Greece                  19,951         18,979
  Turkey                  14,205         17,336
  Malawi                  13,879          1,892
  United Kingdom          11,481         12,567
  Other countries         39,424         39,298
                       ---------      ---------
                       $ 155,389      $ 113,572
                       ---------      ---------

     One tobacco customer accounted for 20.0%, 24.1% and 24.1% of total sales in 1999, 1998 and 1997, respectively.


                                       YEAR ENDED MARCH 31,
(IN THOUSANDS)                    1999            1998             1997
----------------------     -------------   -------------     -------------
Sales:
  Tobacco                  $   881,903       $ 1,149,780       $   997,449
  Nontobacco                   220,926           343,017           356,821
                           -----------       -----------       -----------
                           $ 1,102,829       $ 1,492,797       $ 1,354,270
                           -----------       -----------       -----------
Interest Income:
  Tobacco                  $     2,166       $     1,744       $     2,139
  Nontobacco                       542               976             2,354
                           -----------       -----------       -----------
                           $     2,708       $     2,720       $     4,493
                           -----------       -----------       -----------
Interest Expense:
  Tobacco                  $    33,821       $    29,790       $    32,288
  Nontobacco                     6,178             8,019             9,829
                           -----------       -----------       -----------
                           $    39,999       $    37,809       $    42,117
                           -----------       -----------       -----------
Depreciation and
  Amortization
  Expense:
  Tobacco                  $    19,886       $    16,571       $    16,613
  Nontobacco                     3,422             3,914             4,253
                           -----------       -----------       -----------
                           $    23,308       $    20,485       $    20,866
                           -----------       -----------       -----------
Equity in Earnings of
  Affiliates:
  Tobacco                  $     1,084       $       498       $     1,242
  Nontobacco                      --                 155               170
                           -----------       -----------       -----------
                           $     1,084       $       653       $     1,412
                           -----------       -----------       -----------
Income Tax Expense:
  Tobacco                  $     8,436       $    10,488       $    11,934
  Nontobacco                    (1,091)           (1,719)              848
                           -----------       -----------       -----------
                           $     7,345       $     8,769       $    12,782
                           -----------       -----------       -----------
Net Income:
  Tobacco                  $    13,585       $    21,534       $    15,707
  Nontobacco                    (5,170)            5,391             1,230
                           -----------       -----------       -----------
                           $     8,415       $    26,925       $    16,937
                           -----------       -----------       -----------


Assets:
     Tobacco               $728,261      $650,359
     Nontobacco             150,136       189,114
                           --------      --------
                           $878,397      $839,473
                           --------      --------
Investment in Affiliates:
     Tobacco               $ 10,699      $ 11,584
     Nontobacco               2,083         1,063
                           --------      --------
                           $ 12,782      $ 12,647
                           --------      --------
Capital Expenditures:
     Tobacco               $ 24,697      $ 14,769
     Nontobacco               2,373         4,963
                           --------      --------
                           $ 27,070      $ 19,732
                           --------      --------

--
30

--------------------------------------------------------------------------------

17. SUPPLEMENTAL GUARANTOR INFORMATION
     Standard Commercial Corporation (the "Company") and Standard Wool, Inc. jointly and severally, guarantee on a senior basis to each Holder and the Trustee, the full and prompt performance of Standard Commercial Tobacco Company, Inc.'s (the "Issuer") obligations under the Indenture and the $115.0 million 8 7/8% Senior Notes Due 2005 (the "Initial Notes"), the issuance of which was closed on August 1, 1997, including the payment of the principal of and interest and Additional Interest, if any, on the Notes (the Company and Standard Wool, Inc. being referred to herein as "Guarantors" and the guarantees being referred to respectively as the "Parent Guarantee" and the "Standard Wool Guarantee,"and together, the "Guarantees"). The Initial Notes was exchanged for new notes (the "Exchange Notes"; together with the Initial Notes, the "Notes") in an exchange offer upon the Issuer's Form S-4 Registration Statement which was completed on December 31, 1997. The form and terms of the Exchange Notes are the same as the form and terms of the Initial Notes (which they replace) except that (i) the Exchange Notes registered under the Securities Act, will not bear legends restricting the transfer thereof, and (ii) the holders of the Exchange Notes will not be entitled to certain rights under the related Registration Rights Agreement by virtue of consummation of the exchange offer. In addition, all of the issued and outstanding capital stock of the Issuer and Standard Wool, Inc. is pledged by the Company to the Trustee for the benefit of the Holders of the Notes as security for the Parent Guarantee.
     a) Each of the Guarantors has fully and unconditionally guaranteed on a joint and several basis the performance and punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all of the Issuer's obligations under the Notes and the related indenture, including its obligations to pay principal, premium, if any, and interest with respect to the Notes. The obligation of each Guarantor is limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, can be guaranteed by the relevant Guarantor without resulting in the obligations of such Guarantor under its Guarantee constituting a fraudulent conveyance or fraudulent transfer under applicable federal or state law. Each of the Guarantees is a guarantee of payment and not collection. Each Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Guarantor in an amount PRO RATA, based on the assets less liabilities of each Guarantor determined in accordance with generally accepted accounting principles ("GAAP").
     Each Guarantor that makes a payment or distribution shall be entitled to a contribution from each other Guarantor in an amount PRO RATA, based on the net assets of each Guarantor, determined in accordance with GAAP. Each Guarantor may consolidate with or merge into or sell its assets to the Issuer, or with other Persons upon the terms and conditions set forth in the Indenture. In the event (A) more than 49% of the Capital Stock of Standard Wool, Inc. is sold by the Company or (B) more than 49% of the consolidated assets of Standard Wool, Inc. are sold in compliance with all of the terms of the Indenture, the Standard Wool Guarantee will be released. Management has determined that separate, full financial statements of the Guarantors would not be material to investors and therefore such financial statements are not provided. The following supplemental combining financial statements present information regarding the Guarantors and the Issuer.
     b) Each of the Guarantors has accounted for their respective subsidiaries on the equity basis.
     c) Certain reclassifications were made to conform all of the financial information to the financial presentation on a consolidated basis. The principal eliminating entries eliminate investments in subsidiaries and intercompany balances.
     d) Included in the balance sheets are certain related party balances among borrower, the guarantors and non-guarantors. Due to the Company's world-wide operations, related party activity is included in most balance sheet accounts.


                                                                             --

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 1999, 1998 AND 1997 (CONTINUED)
-------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

SUPPLEMENTAL COMBINING BALANCE SHEETS
YEAR ENDED MARCH 31, 1999



                                             Standard      Standard                       Other
                                           Commercial    Commercial      Standard  Subsidiaries
                                          Tobacco Co.   Corporation    Wool, Inc.         (Non-
                                        Inc. (Issuer)   (Guarantor)   (Guarantor)   Guarantors)   Eliminations       Total
(IN THOUSANDS)                        --------------- ------------- ------------- ------------- -------------- -----------
ASSETS
Cash                                     $     863      $             $    52       $  42,852    $               $  43,767
Receivables                                 25,614          2,169         113         201,014                      228,910
Intercompany receivables                   132,909         16,401          70          24,190       (173,570)
Inventories                                122,889                        851         253,182                      376,922
Prepaids and other                             246            557           6           4,544                        5,353
Marketable securities                                           1                         655                          656
                                         ---------      ---------    --------       ---------    -----------   -----------
 Current assets                            282,521         19,128       1,092         526,437       (173,570)      655,608
Property, plant and equipment               24,360                         80         130,949                      155,389
Investment in subsidiaries                  82,804        222,980      32,889         149,783       (488,456)
Investment in affiliates                                                               12,782                       12,782
Other noncurrent assets                      5,675         10,280                      38,663                       54,618
                                         ---------      ---------    --------       ---------    -----------   -----------
 Total Assets                            $ 395,360      $ 252,388     $34,061       $ 858,614    $  (662,026)    $ 878,397
                                         ---------      ---------   ----------      ---------    -----------   -----------
LIABILITIES
Short-term borrowings                    $              $       4     $             $ 280,583    $               $ 280,587
Current portion of long-term debt                                                      12,646                       12,646
Accounts payable                            11,495            732          32         137,174                      149,433
Intercompany payables                       56,372         32,650       1,852          82,696       (173,570)
Taxes accrued                                7,757         (2,274)                      8,676                       14,159
                                         ---------    -----------   ---------       ---------    -----------   -----------
 Current liabilities                        75,624         31,112       1,884         521,775       (173,570)      456,825
Long-term debt                             117,940                                     26,221                      144,161
Convertible subordinated debentures                        69,000                                                   69,000
Retirement and other benefits                8,556            675                      10,993                       20,224
Deferred taxes                                 126         (1,548)                     10,297                        8,875
                                         ---------    -----------   ---------     -----------    -----------   -----------
 Total liabilities                         202,246         99,239       1,884         569,286       (173,570)      699,085
                                         ---------    -----------   ----------    -----------    -----------   -----------
MINORITY INTERESTS                                                                     28,307                       28,307
SHAREHOLDERS' EQUITY:
Common stock                                   993          3,108      25,404         143,718       (170,115)        3,108
Additional paid-in capital                 130,860        102,680                      60,564       (191,424)      102,680
Unearned restricted stock plan
 compensation                                 (730)           (33)         (8)         (1,406)                      (2,177)
Treasury stock at cost                                     (4,250)                                                  (4,250)
Retained earnings                           81,455         89,430       6,601          95,931       (183,987)       89,430
Accumulated other comprehensive
 income                                    (19,464)       (37,786)        180         (37,786)        57,070       (37,786)
                                         ---------    -----------   -----------   -----------    -----------   -----------
 Total shareholders' equity                193,114        153,149      32,177         261,021       (488,456)      151,005
                                         ---------    -----------   -----------   -----------    -----------   -----------
 Total Liabilities and Equity            $ 395,360      $ 252,388     $34,061       $ 858,614    $  (662,026)    $ 878,397
                                         ---------    -----------   -----------   -----------    -----------   -----------


-
32

-------------------------------------------------------------------------

SUPPLEMENTAL COMBINING BALANCE SHEETS
YEAR ENDED MARCH 31, 1998

                                             Standard      Standard                       Other
                                           Commercial    Commercial      Standard  Subsidiaries
                                          Tobacco Co.   Corporation    Wool, Inc.         (Non-
                                        Inc. (Issuer)   (Guarantor)   (Guarantor)   Guarantors)   Eliminations       Total
(IN THOUSANDS)                        --------------- ------------- ------------- ------------- -------------- -----------
ASSETS
Cash                                     $   6,831      $      58     $   242       $  26,985    $               $  34,116
Receivables                                 30,358            657         531         222,923                      254,469
Intercompany receivables                   152,672         17,770          10          20,597       (191,049)
Inventories                                 64,734                      1,329         295,355                      361,418
Prepaids and other                             202                          2           8,470                        8,674
Marketable securities                                           1                         655                          656
                                         ---------      ---------     --------      ---------    -----------   -----------
 Current assets                            254,797         18,486       2,114         574,985       (191,049)      659,333
Property, plant and equipment               19,324                         55          94,193                      113,572
Investment in subsidiaries                  73,063        217,857      37,275         163,316       (491,511)
Investment in affiliates                     3,527                                      9,120                       12,647
Other noncurrent assets                      7,129         13,445          13          33,334                       53,921
                                         ---------      ---------     --------      ---------    -----------   -----------
 Total Assets                            $ 357,840      $ 249,788     $39,457       $ 874,948    $  (682,560)    $ 839,473
                                         ---------      ---------     --------      ---------    -----------   -----------
LIABILITIES
Short-term borrowings                    $              $             $             $ 267,799    $               $ 267,799
Current portion of long-term debt                                                       4,987                        4,987
Accounts payable                            11,632            574         202         132,177                      144,585
Intercompany payables                       28,947         30,474       4,632         126,996       (191,049)
Taxes accrued                                5,552           (156)                     17,467                       22,863
                                         ---------      ---------     --------    -----------    -----------   -----------
 Current liabilities                        46,131         30,892       4,834         549,426       (191,049)      440,234
                                         ---------      ---------     --------    -----------    -----------   -----------
Long-term debt                             117,940                                     10,143                      128,083
Convertible subordinated debentures                        69,000                                                   69,000
Retirement and other benefits                8,140            615                      10,724                       19,479
Deferred taxes                                  11         (2,316)                      5,081                        2,776
                                         ---------      ---------     -------     -----------    -----------   -----------
 Total liabilities                         172,222         98,191       4,834         575,374       (191,049)      659,572
                                         ---------      ---------     --------    -----------    -----------   -----------
MINORITY INTERESTS                                                                     30,271                       30,271
SHAREHOLDERS' EQUITY:
Common stock                                   993          3,085      22,604         136,758       (160,355)        3,085
Additional paid-in capital                 130,933        101,788                      65,654       (196,587)      101,788
Unearned restricted stock plan
 compensation                                 (692)           (29)         (9)         (1,266)                      (1,996)
Treasury stock                                             (4,250)                                                  (4,250)
Retained earnings                           68,568         82,943      11,318         100,097       (179,983)       82,943
Accumulated other comprehensive
 income                                    (14,184)       (31,940)        710         (31,940)        45,414       (31,940)
                                         ---------      ---------     ---------   -----------    -----------   -----------
 Total shareholders' equity                185,618        151,597      34,623         269,303       (491,511)      149,630
                                         ---------      ---------     ---------   -----------    -----------   -----------
 Total Liabilities and Equity            $ 357,840      $ 249,788     $39,457       $ 874,948    $  (682,560)    $ 839,473
                                         ---------      ---------     ---------   -----------    -----------   -----------





                                                                              -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 1999, 1998 AND 1997 (CONTINUED)
-------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

SUPPLEMENTAL COMBINING STATEMENTS OF INCOME AND RETAINED EARNINGS
YEAR ENDED MARCH 31, 1999


                                             Standard      Standard                         Other
                                           Commercial    Commercial      Standard    Subsidiaries
                                          Tobacco Co.   Corporation    Wool, Inc.           (Non-
                                        Inc. (Issuer)   (Guarantor)   (Guarantor)     Guarantors)   Eliminations        Total
(IN THOUSANDS)                        --------------- ------------- ------------- --------------- -------------- --------------
Sales                                    $ 279,734      $  3,700      $  1,614      $ 1,053,459    $  (235,678)   $ 1,102,829
Cost of sales:
 Materials, services and supplies          255,698                       1,760          962,236       (235,678)       984,016
 Interest                                    4,155                                       22,213                        26,368
                                         ---------       -------      --------      -----------    -----------    -----------
  Gross profit                              19,881         3,700          (146)          69,010                        92,445
Selling, general and administrative
 expenses                                   13,988         2,472           514           59,463                        76,437
Other interest expense                       6,336         5,233                          2,062                        13,631
Other income (expense), net                 10,555         2,558          (201)            (149)                       12,763
                                         ---------      --------      --------      -----------    -----------    -----------
  Income (loss) before income taxes         10,112        (1,447)         (861)           7,336                        15,140
Income taxes                                 3,915        (1,692)                         5,122                         7,345
                                         ---------      --------      --------      -----------    -----------    -----------
Income (loss) after income taxes             6,197           245          (861)           2,214                         7,795
Minority interests                                                                         (464)                         (464)
Equity in earnings of affiliates                                                          1,084                         1,084
Equity in earnings (losses) of
 subsidiaries                                6,690         8,170        (3,856)                        (11,004)
                                         ---------      --------      --------      -----------    -----------    -----------
  Net income (loss)                         12,887         8,415        (4,717)           2,834        (11,004)         8,415
Retained earnings at beginning of
 period                                     68,568        82,943        11,318          100,097       (179,983)        82,943
Common stock dividends                                    (1,928)                        (7,000)         7,000         (1,928)
                                         ---------      --------     ---------      -----------    -----------    -----------
Retained earnings at end of period       $  81,455      $ 89,430      $  6,601      $    95,931    $  (183,987)   $    89,430
                                         ---------      --------      --------      -----------    -----------    -----------

CONDENSED SUPPLEMENTAL COMBINING STATEMENTS OF CASH FLOWS
YEAR ENDED MARCH 31, 1999


                                               Standard      Standard                       Other
                                             Commercial    Commercial      Standard  Subsidiaries
                                            Tobacco Co.   Corporation    Wool, Inc.         (Non-
                                          Inc. (Issuer)   (Guarantor)   (Guarantor)   Guarantors)   Eliminations       Total
(IN THOUSANDS)                          --------------- ------------- ------------- ------------- -------------- -----------
CASH PROVIDED BY OPERATING ACTIVITIES     $  (11,319)     $  1,866       $  (145)     $  56,206        $          $  46,608
CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment:
 Additions                                    (6,283)                        (45)       (20,742)                    (27,070)
 Disposals                                     4,418                                      8,197                      12,615
Business (acquisitions) dispositions                                                    (10,738)                    (10,738)
                                          ----------      ---------      --------     ---------        -------    ---------
 Cash provided by (used in) investing
  activities                                  (1,865)                        (45)       (23,283)                    (25,193)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term borrowings                                                        1,643                       1,643
Repayment of long-term borrowings                                                        (5,373)                     (5,373)
Net change in short-term borrowings                              4                       (6,326)                     (6,322)
Dividends received (paid)                      7,000        (1,928)                      (7,000)                     (1,928)
Other                                            216                                                                    216
                                          ----------      ---------      --------     ---------        --------   ---------
 Cash used for financing activities            7,216        (1,924)                     (17,056)                    (11,764)
Net increase (decrease) in cash for
 period                                       (5,968)          (58)         (190)        15,867                       9,651
Cash at beginning of period                    6,831            58           242         26,985                      34,116
                                          ----------      --------       -------      ---------        ---------  ---------
Cash at end of period                     $      863      $              $    52      $  42,852        $          $  43,767
                                          ----------      --------    -----------     ---------        --------- ----------
SUPPLEMENTAL DISCLOSURES:
 Cash paid during the year:
  Interest                                $   10,816      $  5,282       $   103      $  24,042                   $  40,243
  Income taxes                            $    2,761      $              $            $   9,680                   $  12,441

-
34

-------------------------------------------------------------------------

SUPPLEMENTAL COMBINING STATEMENTS OF INCOME AND RETAINED EARNINGS
YEAR ENDED MARCH 31, 1998


                                            Standard      Standard                         Other
                                          Commercial    Commercial      Standard    Subsidiaries
                                         Tobacco Co.   Corporation    Wool, Inc.           (Non-
                                       Inc. (Issuer)   (Guarantor)   (Guarantor)     Guarantors)   Eliminations          Total
(IN THOUSANDS)                       --------------- ------------- ------------- --------------- -------------- --------------
Sales                                   $ 507,986      $  8,334      $  3,665      $ 1,150,448    $  (177,636)   $ 1,492,797
Cost of sales:
 Materials, services and supplies         475,860                       3,439        1,046,172       (177,636)     1,347,835
 Interest                                   2,573                                       20,003                        22,576
                                        ---------      --------      ---------     -----------    -----------    -----------
  Gross profit                             29,553         8,334           226           84,273       (355,272)       122,386
Selling, general and administrative
 expenses                                  12,312         2,638           314           64,200                        79,464
Other interest expense                      7,777         5,412                          2,044                        15,233
Other income (expense), net                   (61)            4          (370)           9,799                         9,372
                                        ---------      --------      --------      -----------    -----------    -----------
Income (loss) before income taxes           9,403           288          (458)          27,828                        37,061
Income taxes                                3,344           339                          5,086                         8,769
                                        ---------      --------      --------      -----------    -----------    -----------
Income (loss) after taxes                   6,059           (51)         (458)          22,742                        28,292
Minority interests                                                                      (2,020)                       (2,020)
Equity in earnings of affiliates              363                                          290                           653
Equity in earnings of subsidiaries         16,039        26,976         4,973                         (47,988)
                                        ---------      --------      --------      -----------    -----------    -----------
  Net income                               22,461        26,925         4,515           21,012        (47,988)        26,925
Retained earnings at beginning of
 period                                    46,107        58,089         6,803           79,085       (131,995)        58,089
Common stock dividends                                   (2,071)                                                      (2,071)
                                        ---------      --------      --------      -----------    -----------    -----------
Retained earnings at end of year        $  68,568      $ 82,943      $ 11,318      $   100,097    $  (179,983)   $    82,943
                                        ---------      --------      --------      -----------    -----------    -----------

CONDENSED SUPPLEMENTAL STATEMENTS OF CASH FLOWS
YEAR ENDED MARCH 31, 1998


                                                  Standard      Standard
                                                Commercial    Commercial
                                               Tobacco Co.   Corporation
                                             Inc. (Issuer)   (Guarantor)
(IN THOUSANDS)                             --------------- -------------
CASH PROVIDED BY OPERATING ACTIVITIES        $  (53,388)    $  (47,312)
CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment:
 Additions                                       (3,710)
 Disposals                                          731
Business (acquisitions) dispositions
  Cash provided by (used in)                 ----------     -----------
   investing activities                          (2,979)
                                             ----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term borrowings              109,846
Repayment of long-term borrowings                (8,667)
Net change in short-term borrowings             (36,277)
Net proceeds of equity offering                                 47,043
Other                                            (2,806)
                                             ----------     -----------
  Cash used for financing activities             62,096         47,043
Net increase (decrease) in cash for year          5,729           (269)
Cash at beginning of period                       1,102            327
                                             ----------     ----------
Cash at end of period                        $    6,831     $       58
                                             ----------     ----------
SUPPLEMENTAL DISCLOSURES:
 Cash paid during the year:
  Interest                                   $    7,041     $    5,505
  Income taxes                               $    1,195     $      551



                                                                 Other
                                                Standard  Subsidiaries
                                              Wool, Inc.         (Non-
                                             (Guarantor)   Guarantors)   Eliminations        Total
(IN THOUSANDS)                             ------------- ------------- -------------- --------------
CASH PROVIDED BY OPERATING ACTIVITIES          $ 144       $  22,672       $            $  (77,884)
CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment:
 Additions                                       (38)        (15,984)                      (19,732)
 Disposals                                        17           9,260                        10,008
Business (acquisitions) dispositions                          (7,928)                       (7,928)
                                               -----       ---------       ---------    ----------
  Cash provided by (used in)
   investing activities                          (21)        (14,652)                      (17,652)
                                               -----       ---------       --------     ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term borrowings                             3,207                       113,053
Repayment of long-term borrowings                             (8,519)                      (17,186)
Net change in short-term borrowings                          (15,292)                      (51,569)
Net proceeds of equity offering                                                             47,043
Other                                                                                       (2,806)
                                               -----       ---------      --------       ----------
  Cash used for financing activities                         (20,604)                       88,535
Net increase (decrease) in cash for year         123         (12,584)                       (7,001)
Cash at beginning of period                      119          39,569                        41,117
                                               -----       ---------       -------      ----------
Cash at end of period                          $ 242       $  26,985       $              $ 34,116
                                               -----       ---------       -------      ------------
SUPPLEMENTAL DISCLOSURES:
 Cash paid during the year:
  Interest                                     $ 311       $  23,303       $              $ 36,160
  Income taxes                                 $           $  11,585       $              $ 13,331



                                                                              -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 1999, 1998 AND 1997 (CONTINUED)
-------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

SUPPLEMENTAL COMBINING STATEMENTS OF INCOME AND RETAINED EARNINGS
YEAR ENDED MARCH 31, 1997


                                               Standard      Standard                         Other
                                             Commercial    Commercial      Standard    Subsidiaries
                                            Tobacco Co.   Corporation    Wool, Inc.           (Non-
                                          Inc. (Issuer)   (Guarantor)   (Guarantor)     Guarantors)   Eliminations        Total
(IN THOUSANDS)                          --------------- ------------- ------------- --------------- -------------- -------------
Sales                                      $ 450,542      $  9,379       $ 7,958      $ 1,098,684    $  (212,293)   $ 1,354,270
Cost of sales:
 Materials, services and supplies            419,787                       7,438        1,002,448       (212,293)     1,217,380
 Interest                                      3,154                         352           28,691                        32,197
                                           ---------      --------       -------      -----------    ------------   -----------
  Gross profit                                27,601         9,379           168           67,545                       104,693
Selling, general and administrative
 expenses                                     22,273         2,951           768           46,790                        72,782
Other interest expense                         1,188         5,472                          3,260                         9,920
Other income (expense), net                      255          (491)          (10)          10,500                        10,254
                                           ---------      --------       -------      -----------    ------------   -----------
  Income (loss) before income taxes            4,395           465          (610)          27,995                        32,245
Income taxes                                     856           496                         11,430                        12,782
                                           ---------      --------       --------     -----------    ------------   -----------
Income (loss) after income taxes               3,539           (31)         (610)          16,565                        19,463
Minority interests                                                                         (3,938)                       (3,938)
Equity in earnings of affiliates                                                            1,412                         1,412
Equity in earnings of subsidiaries                          16,968           338                         (17,306)
                                           ---------      --------       -------      -----------    -----------    -----------
  Net income (loss)                            3,539        16,937          (272)          14,039        (17,306)        16,937
ESOP preferred stock dividends, net of
 tax                                                          (347)                                                        (347)
Retained earnings at beginning of
 period                                       40,988        46,450         7,075           66,626       (114,689)        46,450
Common stock dividends                                      (4,951)                                                      (4,951)
                                           ---------      --------       -------      -----------    -----------    -----------
Retained earnings at end of period         $  44,527      $ 58,089       $ 6,803      $    80,665    $  (131,995)   $    58,089
                                           ---------      --------       -------      -----------    -----------    -----------

CONDENSED SUPPLEMENTAL STATEMENTS OF CASH FLOWS
YEAR ENDED MARCH 31, 1997


                                                  Standard      Standard                       Other
                                                Commercial    Commercial      Standard  Subsidiaries
                                               Tobacco Co.   Corporation    Wool, Inc.         (Non-
                                             Inc. (Issuer)   (Guarantor)   (Guarantor)   Guarantors)   Eliminations       Total
(IN THOUSANDS)                             --------------- ------------- ------------- ------------- -------------- -----------
CASH PROVIDED BY OPERATING ACTIVITIES         $   3,706      $  10,455       $ 53        $  20,445        $          $  34,659
CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment:
 Additions                                       (3,024)                      (22)          (9,770)                    (12,816)
 Disposals                                          156                        18            4,898                       5,072
Business (adquisiitons) dispositions                                                         3,304                       3,304
                                              ----------     ---------       ----        ---------        -------    ---------
  Cash provided by (used in)
   investing activities                          (2,868)                       (4)          (1,568)                     (4,440)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term borrowings               10,000                                        405                      10,405
Repayment of long-term borrowings                (1,618)       (11,172)                     (8,341)                    (21,131)
Net change in short-term borrowings             (14,139)                                   (40,118)                    (54,257)
Dividends paid, net of tax                                        (347)                                                   (347)
Purchase and retirement of ESOP
 Preferred Stock                                                (2,460)                                                 (2,460)
Other
                                              ---------      ---------       ------      ---------        ---------   ---------
  Cash used for financing activities             (5,757)       (13,979)                    (48,054)                    (67,790)
Net increase (decrease) in cash for year         (4,919)        (3,524)        49          (29,117)                    (37,571)
Cash at beginning of period                       6,021          3,851         70           68,746                      78,688
                                              ---------      ---------       ------      ---------        ---------  ---------
Cash at end of period                         $   1,102      $     327       $119        $  39,629        $           $ 41,117
                                              ---------      ---------       ------      ---------        --------- ----------
SUPPLEMENTAL DISCLOSURES:
 Cash paid during the year:
  Interest                                    $     951      $   8,105       $           $ 33,734         $           $ 42,790
  Income taxes                                $   1,365      $     600       $           $  7,032         $           $  9,057



-
36

SELECTED FINANCIAL DATA
-------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION


                                                       YEAR ENDED MARCH 31,
----------------------------------------------------------------------------
IN THOUSANDS, EXCEPT SHARE DATA                       1999            1998
--------------------------------------------          ----            ----
Sales                                         $  1,102,829    $  1,492,797
Income taxes                                         7,345           8,769
Income (loss) from continuing operations             8,415          26,925
Income (loss) from discontinued operations               -               -
Extraordinary items                                      -               -
Cumulative effect of accounting changes                  -               -
Net income (loss)                                    8,415          26,925
Current assets                                     655,608         659,333
Total assets                                       878,397         839,473
Current liabilities                                456,825         440,234
Long-term debt                                     213,161         197,083
--------------------------------------------  ------------    ------------
Average number of shares outstanding*           12,842,495      12,377,211
--------------------------------------------  ------------    ------------
Per share*
 Basic earnings (loss) from continuing
  operations                                  $       0.66    $       2.18
 Basic earnings (loss) from discontinued
  operations                                             -               -
 Extraordinary items                                     -               -
 Basic net earnings (loss)                            0.66            2.18
 Dividends paid                                       0.15               -
 Book value at year end                              11.69           11.68
 Market price at year end                             4.75           15.94



                                                                               YEAR ENDED MARCH 31,
----------------------------------------------------------------------------------------------------

IN THOUSANDS, EXCEPT SHARE DATA                       1997          1996          1995          1994
--------------------------------------------          ----          ----          ----          ----
Sales                                          $ 1,354,270    $1,359,450    $1,213,565    $1,042,014
Income taxes                                        12,782         6,836        16,370         5,070
Income (loss) from continuing operations            16,937        (9,442)      (20,494)      (36,498)
Income (loss) from discontinued operations               -        10,050       (10,050)          689
Extraordinary items                                      -             -             -             -
Cumulative effect of accounting changes                  -             -             -            23
Net income (loss)                                   16,937           608       (30,544)      (35,786)
Current assets                                     571,318       599,601       616,953       710,464
Total assets                                       735,685       782,824       813,489       890,771
Current liabilities                                451,213       543,803       563,766       639,980
Long-term debt                                     139,252       100,818       101,403        98,169
--------------------------------------------   -----------    ----------    ----------    ----------
Average number of shares outstanding*            9,639,622     9,621,693     9,603,774     9,573,837
--------------------------------------------   -----------    ----------    ----------    ----------
Per share*
 Basic earnings (loss) from continuing
  operations                                   $      1.72    $    (1.03)   $    (2.18)   $    (3.86)
 Basic earnings (loss) from discontinued
  operations                                             -          1.04         (1.05)         0.07
 Extraordinary items                                     -             -             -             -
 Basic net earnings (loss)                            1.72          0.01         (3.23)        (3.79)
 Dividends paid                                          -             -             -          0.46
 Book value at year end                               9.44          8.44          8.95         10.85
 Market price at year end                            17.88          9.00         13.38         15.63

 * Earnings per share and shares outstanding for 1994-1997 have been adjusted for the effect of subsequent stock dividends.


QUARTERLY FINANCIAL DATA (UNAUDITED)
--------------------------------------------------------------------------------
     The purchasing and processing of tobacco and wool are dependent on agricultural cycles and are seasonal in nature. These cycles and this seasonality, together with the timing of shipments and variations in the mix of sales, causes quarterly fluctuations in financial results.
     Quarterly results, dividends and stock prices for the years ended March
31, 1999 and 1998 follow:



    IN THOUSANDS, EXCEPT SHARE DATA              June 30         Sept 30          Dec 31        March 31              Year
----------------------------------------   -------------   -------------   -------------   -------------   ---------------
1999     Sales                               $ 290,408       $ 209,044       $ 268,693       $ 334,684       $ 1,102,829
         Gross profit                           24,555          24,656          20,518          22,716            92,445
         Net income                              2,015           4,018             760           1,622             8,415
         Earnings per share - basic          $    0.16       $    0.31       $    0.06       $    0.13       $      0.66
               - diluted                          0.16            0.31            0.06            0.13              0.66
         Dividends per share                      0.00            0.05            0.05            0.05              0.15
         Market price per share - high           16.00           11.00            8.63            9.25             16.00
                - low                            10.56            7.44            6.38            3.75              3.75
1998     Sales                               $ 300,315       $ 287,253       $ 367,000       $ 538,229       $ 1,492,797
         Gross profit                           19,860          27,711          34,606          40,209           122,386
         Net income                              1,853           5,281           8,608          11,183            26,925
         Earnings per share - basic          $    0.17            0.41            0.67            0.87              2.18
               - diluted                          0.20            0.40            0.62            0.79              2.05
         Dividends per share                         *               -               -               -                 -
         Market price per share - high           18.38           17.81           18.19           16.38             18.38
                - low                            16.13           14.25           16.06           15.50             14.25

 * Distributed one percent stock dividend.
** Earnings per share have been adjusted for the effect of subsequent stock dividends.

     Standard's common stock is traded on the New York Stock Exchange under the symbol STW. Market prices shown above are the high and low prices as reported by the NYSE. At June 15, 1999 there were 645 shareholders of record.


                                                                              -

CORPORATE DIRECTORS AND OFFICERS
-------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

CORPORATE DIRECTORS
J Alec G Murray, 1,5 CHAIRMAN OF THE BOARD OF DIRECTORS
Marvin W. Coghill, 1 CHAIRMAN - TOBACCO DIVISION
William A. Ziegler, 2,3,4,5 RETIRED PARTNER, SULLIVAN & CROMWELL, ATTORNEYS Henry R. Grunzke, CONSULTANT; RETIRED CHAIRMAN - WOOL DIVISION
William S. Barrack, Jr., 2,3,4 RETIRED SENIOR VICE PRESIDENT - TEXACO INC. Charles H. Mullen, 2,3,4,5 RETIRED CHAIRMAN AND CHIEF EXECUTIVE OFFICER - THE
  AMERICAN TOBACCO COMPANY
Daniel M. Sullivan, 2,3,4 FOUNDER AND RETIRED FORMER CHIEF EXECUTIVE OFFICER -
  FROST & SULLIVAN INC.
Robert E. Harrison, 1,4,5 PRESIDENT, CHIEF EXECUTIVE OFFICER
William S. Sheridan, 2,4 SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER,
  SOTHEBY'S HOLDINGS, INC.
B. Clyde Preslar, VICE PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER, LANCE,
  INC.
----------
1 Denotes member of Executive Committee
2 Denotes member of Audit Committee
3 Denotes member of Compensation Committee
4 Denotes member of Finance Committee
5 Denotes member of Nominating Committee



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


-
38

CORPORATE DIRECTORS AND OFFICERS
AND DIVISION MANAGEMENT
--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION



TOBACCO DIVISION MANAGEMENT

Marvin W. Coghill, CHAIRMAN
Alfred F. Rehm, PRESIDENT
John H. Saunders, SENIOR VICE PRESIDENT - SALES
Edward C. Dilda, VICE PRESIDENT - PROCESSING
Robert J. Zonneveld, VICE PRESIDENT - FINANCE
Simon J. P. Green, VICE PRESIDENT & REGIONAL MANAGER CONFEDERATION OF
   INDEPENDENT STATES
Ery W. Kehaya II, VICE PRESIDENT & REGIONAL MANAGER - NORTH AMERICA
Robin H. B. Kilner, VICE PRESIDENT & REGIONAL MANAGER - AFRICA
Edward A. Majeski, VICE PRESIDENT & REGIONAL MANAGER - CENTRAL & SOUTH AMERICA
J. Pieter Sikkel, VICE PRESIDENT & REGIONAL MANAGER - ASIA
Constantin J. W. von Esebeck, VICE PRESIDENT & REGIONAL MANAGER - EUROPE Duncan B. Meech, VICE PRESIDENT - FAR EAST & MANAGER - UK SALES OFFICE
Mark W. Kehaya, VICE PRESIDENT - SPECIAL PROJECTS DEVELOPMENT

TOBACCO COMPANIES
* Standard Commercial Tobacco Co Inc
      WILSON, NORTH CAROLINA
* CRES Tobacco Company Inc, KING, NORTH CAROLINA
* Adams International Ltd, BANGKOK, THAILAND
* Exelka SA, SALONICA, GREECE
* Siam Tobacco Export Corporation Limited CHIENGMAI, THAILAND
* Trans-Continental Tobacco India Pvt Limited
      GUNTUR, INDIA
* Meridional de Tabacos Ltda
      SANTA CRUZ DO SU, BRAZIL
* Spierer Freres & Cie SA, GENEVA, SWITZERLAND
* Spierer Tutun Ihracat Sanayi Ticaret AS
      IZMIR, TURKEY
* Stancom Tobacco Company (Malawi) Limited LILONGWE, MALAWI
* Stancom Tobacco (Private) Limited
      HARARE, ZIMBABWE
* Standard Commercial Tobacco Co of Canada Ltd, TILLSONBURG, ONTARIO, CANADA
* Standard Commercial Tobacco Company (UK) Ltd, GODALMING, SURREY, ENGLAND
* Tobacco Processors Lilongwe Ltd, LILONGWE, MALAWI
* Transcatab SpA, CASERTA, ITALY
* Trans-Continental Leaf Tobacco Corporation
      VADUZ, LIECHTENSTEIN
* Werkhof GmbH, HAMBURG, GERMANY
* World Wide Tobacco Espana, BENAVENTE, SPAIN

                                                                             --

CORPORATE DIRECTORS AND OFFICERS
AND DIVISION MANAGEMENT (CONTINUED)
--------------------------------------------------------------------------------
STANDARD COMMERCIAL CORPORATION

WOOL DIVISION MANAGEMENT
Paul H. Bicque, MANAGING DIRECTOR
Ian Kent, FINANCIAL DIRECTOR
Louis Booysen, DIRECTOR - SOUTH AFRICA
Paul T. Hughes, DIRECTOR - UNITED KINGDOM
Harald Menkens, DIRECTOR - GERMANY
Jean-Marie Rabeisen, DIRECTOR - FRANCE
Geoffrey M. Stooke, DIRECTOR - AUSTRALIA
Frank Rountree Jr., DIRECTOR - U.S.

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

--
40

                                    Standard
                             Commercial Corporation
                   Global Supplier of Leaf Tobacco and Wool

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

Each of our businesses is driven by the following growth philosophy:

      Teamwork + Adapting to Change + Superior Customer Service = Growth

The philosophy is driven by a culture which encourages people to see themselves as business owners of the corporation who are accountable for the results of their business units and the Company as a whole -- people who work together to continuously improve the business process and thus the service that the customer receives.

The Company's goal is to continue to build for the future by establishing a solid platform for profitable growth. Growth through acquisitions, stategic alliances, joint ventures and technology developments will be agressively pursued to expand the Company's business base and improve asset effeciencies -all of which should result in better financial returns for shareholders.

                              Investor Information

Shareholders
Inquiries and information Requests should be directed to:
Corporate Secretary
Standard Commercial Corporation
P.O. Box 450
Wilson  NC  27894-0450
Contact: Henry C. Babb
Telephone: 252-291-5507
Fax: 252-237-0018

Dividend Policy
It is the policy of the Company to pay cash dividends on common stock as business conditions permit.

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

Common Stock Transfer Agent and Registrar, and Dividend Disbursing Agent
Listed:   NYSE        Symbol:  STW

First Union National Bank
Shareholders Services Corporate Trust Group
1525 West W.T. Harris, Blvd. 3C3
Charlotte  NC  28288-1153 or
Contact: Joan K. Kaprinski
Telephone:  704-590-7388 or
1-800-829-8432
Fax: 704-590-7598

Trustee for Convertible
Subordinated Debentures Due 2007
Listed: NYSE      Symbol: STW H

First Union National Bank
Corporate Trust Bond Administration
230 S. Tryon Street, 9th Floor
Charlotte  NC  28288-1179
Contact: Shannon S. Schwartz
Telephone: 704-374-2080
Fax: 704-383-7316

Trustee for 87/8% Senior Notes Due 2005
Crestar Bank
919 East Main Street
Richmond, VA 23219
Contact:  Kelly Pickerel
Telephone:  804-782-7323
Fax:  804-782-7855

Independent Auditors
Deloitte & Touche, LLP
150 Fayetteville Street Mall
P.O. Box 2778
Raleigh  NC  27602

1999 Annual Meeting
August 10, 1999, 12 noon
Hardy Alumni Hall
400 Atlantic Christian Drive
Wilson, North Carolina

10-K Report
A copy of the Company's annual report to the Securities and Exchange
Commission on Form 10-K is available without charge to shareholders upon written request to the Corporate Secretary.

Standard Commercial Corporation
Mailing address
P.O. Box 450
Wilson NC 27894-0450

Street address
2201 Miller Road
Wilson NC 27893
Telephone:  252-291-5507
Fax:  252-237-0018

  Standard Commercial Corporation
                                              2201 Miller Rd., Wilson, NC 27893
                                                         Telephone 252-291-5507
                                                               Fax 252-237-0018