Form 10-K, Exhibit 13
period 2000-03-31
STANDARD COMMERCIAL CORP
filed 2000-06-27
CIK 93319

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

The Company's goal is to continue to build for the future by establishing a solid platform for profitable growth. Growth through acquisitions, strategic alliances, joint ventures and technology developments will be aggressively pursued to expand the Company's business base and improve asset efficiencies -- all of which should result in better financial returns for shareholders.

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

Financial Highlights
Dollar amounts in thousands except share information

For years ended March 31                   2000       1999       1998
---------------------------------------------------------------------
Sales                                $1,105,726 $1,102,829 $1,492,797
Net income                               10,338      8,415     26,925
Earnings per share
 Basic - net                              $0.80      $0.66      $2.18
 Diluted - net                            $0.80      $0.66      $2.05
Net income as a percentage of sales        0.9%       0.8%       1.8%
At year-end
---------------------------------------------------------------------
Working capital                        $193,589   $198,783   $219,099
Working capital ratio                 1.46:1.00  1.44:1.00  1.50:1.00
Market price per share                    3 1/2      4 3/4   15 15/16
---------------------------------------------------------------------

Contents

Business Description, Strategy and Goals ................................. IFC
Financial Highlights .....................................................   1
Letter to Shareholders ...................................................   2
Tobacco Business .........................................................   4
Wool Business ............................................................   6
Management's Discussion and Analysis of Results of Operations and
 Financial Condition .....................................................   8
Independent Auditors' Report .............................................  14


Company Report on Financial Statements ...................................  14
Consolidated Financial Statements ........................................  15
Notes to Consolidated Financial Statements ...............................  20
Selected Financial Data ..................................................  35
Quarterly Financial Data .................................................  36
Corporate Directors and Officers, and Division Management and Principal
 Trading Companies .......................................................  37
Investor Information .....................................................  40

--------------------------------------------------------------------------------

LETTER TO SHAREHOLDERS
--------------------------------------------------------------------------------
Standard Commercial Corporation


Dear Fellow Investors:
   I am pleased to report to you that your company remained solidly profitable in 2000 and in fact grew earnings by 23 percent despite what some might say were the most difficult trading conditions ever concurrently experienced by Tobacco and Wool. These results are a testament to your Company's worldwide management team and to our customers' belief in the products and services we offer. Without them your Company could not have made the progress it did and I say thank you to both groups for their help in allowing us to do so. This year has been another shining example of our credo that:

           Teamwork + Adapting to Change + Superior Service = Growth

   From a shareholder point of view 2000 was another disappointing year, with the value of your shares declining 26 percent from a year ago. As we know, the market has continued to move away from value' investing, including tobacco stocks, toward high tech. On average, tobacco share prices fell across the board by some 35 percent as compared to a year ago and only recently have begun to rally. The uncertainty surrounding the punitive damages phase of the Engles case in Florida continues to cast a cloud over the industry and is dampening investor enthusiasm for a return to the sector as a whole. While our share price has been negatively impacted, we remain confident that our products will continue to be in demand over the long term and that the market will again reward us for solid progress.
   Operationally, tobacco continues to be in over-supply globally. We had thought last year at this time that this situation would have eased somewhat with the improving economic conditions in the Far East and some consumption increases in Eastern Europe. While there was improvement to some degree, it was not sufficient to offset the decline in consumption in the United States and Europe caused by tax increases. Contributing further to a decline in leaf demand, a number of large mergers have allowed the industry an opportunity for inventory rationalization. Nevertheless, we continue to view this over-supply condition as temporary. Strong consumer demand continues in the world market, despite excessive taxation. This demand, along with stabilized inventories among the manufacturers, will return our industry to more predictable and profitable patterns of supply and demand. Globally, we are estimating that cigarette consumption will start to grow again at around one to two percent per year. It is difficult to say with precision when this will occur, but we believe we will start to see it developing in the coming year.
   The investments we have made on the tobacco side are performing satisfactorily. Meridional in Brazil continues to grow its customer base, our investments in China have us well positioned in the world's largest tobacco market, our investment in India is in its second full year of operation and running smoothly and our most recent investment in Russia is exceeding all expectations. As a result, we believe we are well positioned to supply our customers with a broad spectrum of leaf to meet their varied requirements for competitively priced product. Earnings-wise, the tobacco division performed solidly and, except for an unusually high effective tax rate this year, would have equaled last year's results.
   Our wool division started off this past year in an uncertain market, primarily due to the lingering effects of the Far Eastern financial crisis and an oversupply of wool. Market conditions began to improve in the last half of the year and the wool management team made significant changes to our operations that contributed to improved results. This remains a tough business
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

environment but the hard work and commitment of our people are making a difference. I am delighted to report to you that for the year as a whole the division improved from last year's net loss of $5.2 million to a net loss of only $700 thousand and this positive trend appears to be continuing into the first quarter of the current year. The net loss of $700 thousand includes a write-off of $1.3 million for an investment we had made in Tasmania before the wool markets collapsed in 1999. After adjusting for that write-off, the wool division would have reported a net profit of $600 thousand for the year, a solid turn-around and a tremendous effort on the part of the managers in that division.
   Overall, a solid year that reinforces the strategy we have adopted. Our balance sheet is improved as we continue to focus on reducing inventory levels and debt to provide a sound foundation as we move into the future.
   Going forward, I believe we have the right strategies, a highly skilled and motivated workforce and a broad array of products and services, which will continue to be in demand. To ensure that our entire organization focussed on what we believe it takes to succeed, this past year we re-wrote our mission statement and, additionally, made three commitments. Our mission statement is, simply, to be the most respected purchaser and processor of tobacco and wool products in the world. The three commitments we made were: to our customers, to be the best supplier; to our employees, to provide ongoing programs to enhance their skills as the market environment changes and; finally, to you our shareholders, to provide fair returns that justify your investment in us.
   In closing, I am pleased to welcome Mr. Mark W. Kehaya to our Board of Directors. Mark is the son of our late Chairman Emeritus, Ery W. Kehaya and we are pleased to continue the long-standing relationship of the founding family and our Company.

Sincerely,

/s/ R E Harrison

R E Harrison
President and Chief Executive Officer
--------------------------------------------------------------------------------

TOBACCO BUSINESS
--------------------------------------------------------------------------------
Standard Commercial Corporation

Tobacco Business
   Even though tobacco markets suffered some of the most difficult trading conditions ever during Fiscal 2000, we were still able to achieve earnings of $11.0 million and have held our uncommitted inventory within our target range. These solid profits were produced as a result of a strong worldwide tobacco management team. The team has successfully managed the fundamentals -- superior customer service, quality products and services, technological developments, and inventory and cashflow management.
   During Fiscal 2000, the strategic investments we have made continue to pay off:
  . The CRES factory in Russia opened on schedule and on budget in August
    1999. The factory is operating at full capacity, utilizing all four shifts. It is surpassing all performance targets.
  . We have begun our worldwide implementation of ISO 9002, a globally recognized quality system. During FY2000, we successfully implemented ISO 9002 in Spain, Brazil, the United States and our Oriental tobacco operation in Thailand. This program focuses our entire team on maintaining and improving processing quality. It also enables us to continually upgrade our ability to be responsive to our customers' needs in a cost-effective manner. We are on track for all of our factories to be ISO 9002 certified in two years.
  . We have successfully completed the first year of operation of our
    Kyrgyzstan joint venture with Sunel, known as "Stansun". The Kyrgyzstan tobacco is purchased, processed and shipped to multinational and independent customers who use this tobacco in Russian-type cigarettes.
    The presence of our joint venture operation has been well received by multi-national manufacturers.
  . Investments made in recent years continue to pay off. The investment in our processing plant in China has us well positioned in the world's largest tobacco market. Our acquisition of Meridional in Brazil continues to grow its customer base. In addition, we have successfully completed the second year of operation of our Indian joint venture operation.
   During the year, we continued to experience an over-supply situation in the leaf markets. This was the result of large crops, customer uncertainty in the face of increasing taxation in the US and Europe, which resulted in lower consumption of cigarettes, continued litigation in the US and the merger of manufacturers resulting in the rationalization of their inventory positions. In the upcoming year, we expect to continue to absorb an over-supply of certain types of leaf tobacco. However, we estimate that cigarette consumption will again start to grow at the rate of 1-2% per year.
   Going forward, the tobacco division has established specific action plans to improve the profitability of each operation. The action plans emphasize customer service and asset and cashflow management. These action plans should establish a solid foundation for future earnings and cashflow growth. These plans can only be achieved through the efforts of our strong management teams located throughout the world.
   The tobacco division believes that one of its core assets is its motivated and diverse group of employees, representing many different nationalities and cultures. The broad levels of experiences within this employee group allow the Division to cover all growing, buying, processing, sales and financial functions with expertise. In order for them to remain
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

successful, we continue to reevaluate their skills and invest in additional training in new areas.
   The company believes that with its established action plans and the strength of its employees, it is well positioned to fulfill its mission to be the most respected purchaser and processor of tobacco products in the world.

The Company's role as a leading tobacco dealer is strengthened by its diverse customer base and broad, balanced sources of supply as shown in the following charts:

        Fiscal 2000 Tobacco Purchases and Sales in Dollars

  Purchase by Origin

Central & South America   22%
North America             28%
Europe                    19%
Far East                  10%
Africa                    21%

  Sales by Destination

North America             25%
South America              3%
Europe                    47%
Far East                  17%
Africa & Other             8%
--------------------------------------------------------------------------------

WOOL BUSINESS
--------------------------------------------------------------------------------
Standard Commercial Corporation

Wool Business
   Fiscal year 2000 has been another challenging year for the Wool Division. While the poor industry dynamics noted last year continued to negatively impact trading conditions, particularly during the first half of fiscal year 2000, conditions have begun to improve. During the latter half of fiscal year 2000, demand began to improve, first in superfine wool types. Sales of these types benefited from reduced availability of cashmere and the continuing movement in fashion trends toward lighter weight fabric. General improvement in demand has resulted in higher year end prices and substantial reductions of wool stockpiles in Australia. Coupled with decreasing worldwide wool production, supply and demand are expected to be better balanced. However, given continued overcapacity in wool processing, trading conditions remain under pressure.

Highlights
  . The Division incurred a loss of $0.7 million compared to a loss of
    $5.1 million in the prior year.
  . The current year results include the write-off of $1.3 million related to the investment in a joint venture. In addition, $0.6 million of costs associated with Divisional rationalization efforts were incurred.
  . Sales volumes and gross margin improved over the prior year results, despite continued heavy pressure on price for wool tops.
  . The wool washing operation in Western Australia, of which Standard owns
    24.9%, was officially opened in early October 1999 and is performing well. This venture is the only wool washing operation in Western
    Australia and we expect a positive contribution in view of strong demand for scoured wool types overall.
  . The wool washing joint venture in New Zealand has produced better returns than forecast, notwithstanding ongoing difficult market conditions for New Zealand wool. An additional partner joined the venture, which results in increased throughput and improved returns going forward.
  . The Wool Division's efforts to obtain ISO 9002 accreditation for all its wool operations continues to progress. All but one processing operation have been certified, with the remaining unit scheduled to complete the accreditation process in fiscal year 2001. Two of the major trading units have obtained accreditation, while the remaining units have begun the process.
   The Wool Division will continue to focus on its major strategic goal of improving asset management, earnings stability and increasing cashflow. By improving financial and trading controls, providing employee training and development programs and focussing on providing superior customer services with high levels of quality, we feel that the wool division will remain a solid contributor to the Company.

External Environment
   The Wool Division is working closely together with the International Wool Textile Organisation in its efforts to find innovative ways to support the industry's marketing and promotion activities. Ongoing research into new innovative application fields for wool and improved marketing efforts will open new opportunities for the Division.
   The Australian authorities have set up a privatized company responsible for the further liquidation of the old stockpile, which has reduced pricing pressure in the market.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

   The improved trading conditions with China, combined with efforts produced by the Australian growers' funded wool marketing support and the global industry's innovative efforts, should contribute to stabilizing the wool markets.

   By actively participating in these efforts and by pursuing tight risk management we will be positioned to benefit from improving market conditions.

The Company's wool purchases are spread among the world's major exporting areas and, although sales are concentrated in Europe, no single customer accounted for more than 5% of total sales.

        Fiscal 2000 Wool Purchases and Sales in Dollars

  Purchase by Origin

Europe                     9%
Far East & Others          4%
New Zealand               11%
South Africa               8%
South America             16%
Australia                 52%

  Sales by Destination

Africa & Others            2%
US                         5%
Far East                  20%
Europe                    73%
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------
Standard Commercial Corporation

General
   The Company is principally engaged in purchasing, processing, storing, selling and shipping leaf tobacco. The Company also purchases, processes and sells various types of wool. For both the tobacco and wool business, the ability to obtain raw materials at favorable prices is an important element of profitability, although it is generally more important for wool than for tobacco because some customers pay the Company to purchase and process tobacco on a cost-plus basis. Obtaining raw materials at favorable prices must be coupled with a thorough knowledge of the types and grades of raw materials to assure the profitability of processing and blending to a customer's specifications. Processing is capital-intensive and profit depends on the volume of material processed and the efficiency of the factory operations. Due to the much larger number of dealers and customers for wool and the far more numerous trades involved, wool revenue tends to be more susceptible to market price fluctuations than tobacco.
   Historically, the cost of the Company's materials, services and supplies has exceeded 85% of revenues. In the wool business, freight charges are also a significant element of the cost of sales. The cost of raw materials, interest expense and certain processing and freight costs are variable and thus are related to the level of sales. Most procurement costs (other than raw materials), certain processing costs, and most selling, general and administrative expenses ("SG&A") are fixed. The major elements of SG&A are employee costs, including salaries, and marketing expenses.
   Tobacco sales are generally denominated in U.S. dollars whereas wool purchases and sales are typically denominated in the currency of the source country and destination country, respectively. The Company regularly monitors its foreign exchange position and has not experienced material gains or losses on foreign exchange fluctuations. The Company enters into forward contracts solely for the purpose of limiting its exposure to short-term changes in foreign exchange rates.
   Assets and liabilities of foreign subsidiaries are translated at period-end exchange rates. The effects of these translation adjustments are reported in other comprehensive income/(loss). Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved and translation adjustments in countries with highly inflationary economies are included in net income.

Global Market Conditions
   A variety of external factors affected both the tobacco and wool markets worldwide during the fiscal year ended March 31, 2000. The combination of economic difficulties in Asia and Eastern Europe, uncertainty generated by tobacco settlements and litigation in the U.S. and cigarette industry consolidations continue to affect our customers' traditional buying patterns. These disruptions have contributed to over-supply situations and subsequently lowered prices for both tobacco and wool.
   Tobacco Market Conditions. Economic difficulties in Asia and Eastern Europe have eased in the year but the loss of consumer purchasing power, as currencies weakened significantly against the US dollar, continues. This leads to lower consumption of premium brand styles of tobacco and provides for a shift to lower cost products. The major international suppliers of cigarettes in these areas have experienced volume declines in most major markets. In turn, they have taken a conservative approach to inventory management issues and focused more on the low-cost filler style tobaccos, which results in lower prices for purchases of leaf tobacco.
   In the U.S. market, the late November 1998 settlement between the cigarette manufacturers and the states for health care claims has resulted in major price increases, which affect demand. Consumption in the US is estimated to have declined in calendar 1999 by 6.6%. Until the effects of the settlement and ongoing litigation
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

are fully known, the uncertainty is prompting a conservative approach to inventory management in this market.
   In the latter part of the prior year, several of the largest international cigarette manufacturers announced mergers that have further added to uncertain purchasing conditions as the effects of combining different companies are still being developed.
   Wool Market Conditions. The ability of natural wool fibers to compete on price and quality with synthetics has diminished over the past few years. Falling prices on synthetic fibers, the potential for substitution at both the processing and retail levels, and the buildup of raw wool stocks in Australia contributed to an oversupply of natural wool that remained at the start of the fiscal year. As a result, prices for wool fell during the first part of the year. The latter part of the year saw limited recovery as oversupply situations eased and economic conditions in Asia improved. The high prices for oil reversed the falling price trend for synthetic fabrics and wool prices began to recover. Demand for superfine wools has increased and the Chinese market has reopened with new import quotas.

Business Acquisitions and Dispositions
   During the fiscal year ended March 31, 2000, the Company made several investments in joint ventures and one minor disposition. In Australia, the Company acquired 24.9% of a new wool scouring facility that is the only one in Western Australia. In Kyrgyzstan, the Company acquired 50% interest of a tobacco processing and sales operation. The Company completed construction of a new CRES (cut-rolled-expanded stem) processing facility in St. Petersburg, Russia in September. Additionally, we made scheduled payments for the acquisition of our Brazilian operations, the purchase of 100% of our Spanish subsidiary and the purchase of a processing entity in Malawi.
   The Company was a minority investor in a wool scour in Tasmania that was closed in May 1999 due to difficult trading conditions for this type of coarse wool. The investment and an associated receivable were written off.

Results of Operations

Comparison of the Year Ended March 31, 2000 to the Year Ended March 31, 1999
   Sales. Sales for the twelve months ended March 31, 2000 were $1,106 million, a slight increase from a year earlier. Sales of $883 million for the tobacco division were level with the corresponding period in 1999, as average prices held steady and volumes decreased less than one percent. Volumes were up from the prior year in North and South America and the CIS as the new facility in
St. Petersburg came on line in September. Other countries experienced small volume gains, such as Zimbabwe, Kenya and India.
   Nontobacco sales for the twelve months ended March 31, 2000 of $223 million were marginally up versus 1999. Volume of wool sold improved substantially by 15% but was offset by lower average prices in all markets in the early part of the year. The division shifted its focus to sales of higher value-added products in the last half of the year. Prices recovered in the last half of the year and we believe the trend is favorable going forward. The key Australian market price indicator closed the year at 682 cents (Australian) versus an opening position of 524 cents (Australian) and has continued to increase since year-end.
   Gross Profit and Cost of Sales. Gross profit for the twelve-month period of $110 million was up 19% from the 1999 twelve-month period due primarily to the mix of business and higher sales of value added wool products.
   Selling, General and Administrative Expenses. SG&A expenses were up 10% primarily due to increased expenses for rationalization activities in both divisions and provisions for write-offs of certain receivables in Italy, Tanzania, Tasmania and South America.
   Interest Expense and Other Income (Expense), Net. Interest expense was lower, reflecting the impact of the use of long-term
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)
--------------------------------------------------------------------------------
Standard Commercial Corporation

borrowings for crop purchases in the U.S. Other income (expense), net was lower primarily because the prior year included gains on sale of the Oxford NC property, increased rental income from machinery in Oxford and gains on proceeds of a life insurance policy on the Company's Chairman Emeritus Ery W. Kehaya.
   Income Taxes, Minority Interests and Equity in Earnings of Affiliates. Income tax charges or credits as a percentage of pretax income can vary due to differences in tax rates and relief available in areas where profits are earned or losses are incurred. The effective tax rate was higher than a year earlier due mainly to losses in the nontobacco segment in areas where tax relief is not available and high rates in Turkey where the economy is hyper-inflationary.
   Earnings attributed to minority interests were lower than a year ago because of difficult trading conditions in Greece and Turkey. Equity in earnings of affiliates was down from 1999 due to the write-off of an investment in a wool facility in Tasmania.
   Net Income. Net income was $10.3 million, or $0.80 diluted per share on 15.3 million average shares outstanding, versus $8.4 million, or $0.66 diluted per share on 15.2 million shares outstanding for the twelve months ended March 31, 1999. The tobacco division earnings were $11.0 million while the loss for the nontobacco division was $0.7 million.

Comparison of the Year Ended March 31, 1999 to the Year Ended March 31, 1998
   Sales. Sales for the twelve months ended March 31, 1999 were $1,103 million, a decrease of 26.1% from a year earlier. Sales of $882 million for the tobacco division were down 23.3% from the corresponding period in 1998, largely due to lower prices and reduced volumes in North and South America. Overall, tobacco volume was down 3.5% and average selling prices were down 20.6% for the year as a result of industry conditions and a change in mix as customers focused more on low-cost-filler style tobaccos. Volumes were up from the prior year in Africa, Asia and Europe. Volumes in the U.S. were down 28.4% and average selling prices were down a similar amount mostly as a reflection of disruptions related to the customers actions in response to the tobacco settlements with the States.
   Nontobacco sales for the twelve months ended March 31, 1999 of $221 million were down 35.6% primarily as the result of a 20.3% decrease in the volume of wool sold and lower average prices in all markets. The volume decline was mostly attributed to the effects of the currency crisis in Asia and the general oversupply of wool worldwide. Additionally, the prior year included $8 million of sales from the home building supplies business that was closed at the start of the current fiscal year.
   Gross Profit and Cost of Sales. Gross profit for the twelve-month period of $92 million was down 24.5% from the 1998 twelve-month period due primarily to the decrease in sales and increased interest expenses resulting from higher inventory levels. Additionally, inventory write-offs for start-up business in Tanzania contributed to the lower gross profit.
   Selling, General and Administrative Expenses. SG&A expenses were 3.8% lower primarily due to reduced expenses from closing down the Oxford, NC tobacco facility and the home supply business in the early part of the fiscal year as well as tighter control of other costs and expenses and favorable foreign exchange.
   Interest Expense and Other Income (Expense), Net. Interest expense was lower reflecting the impact of the use of long-term borrowings for crop purchases in the U.S. Other income (expense), net was higher due to gains on sale of the Oxford NC property, increased rental income from machinery in Oxford, gains on proceeds of a life insurance policy on the Company's Chairman Emeritus Ery W. Kehaya, and gains on sales of property in Greece.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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

Liquidity and Capital Expenditures
   Working capital at March 31, 2000 was $193.6 million, down slightly from $198.8 million at March 31, 1999. The Company continues to closely monitor its inventories, which fluctuate depending on seasonal factors and business conditions.
   Capital expenditures were $16.3 million and $27.1 million for the fiscal years ended March 31, 2000 and 1999, respectively. The Company expects capital expenditures to total approximately $12.9 million for the fiscal year ending March 31, 2001. Capital expenditures for 2000 related mostly to routine expenditures in the tobacco and wool divisions, including the expansion of tobacco warehouse facilities in Brazil and Turkey, the investment in a new CRES (cut-rolled expanded stem) facility in St. Petersburg Russia, and new machinery for the French topmaking facility and the South African scouring facility.
   For 2000, cash provided by operating activities totaled $43.1 million, down $3.5 million from the prior year primarily due to reduced inventories, which was partly offset by an increase of receivables. Cash used for investing activities of $16.4 million for 2000 included capital expenditures of $16.3 million mostly for tobacco activities of $13.9 million, including $1.4 million in Brazil, $1.5 million in the United States, $5.5 million in Russia,
$1.9 million in Turkey and $2.4 million for the nontobacco segment net of total asset dispositions of $3.2 million. Payments for acquisitions of $3.2 million relate to investments in projects in Western Australia for wool and Kyrgyzstan for tobacco.
   Financing Arrangements. On August 1, 1997, the U.S. tobacco subsidiary of the Company consummated the sale and issuance of $115.0 million of Senior
Notes. Simultaneously, the Company's major tobacco subsidiaries entered into a revolving bank facility. The facility provides for borrowings of $200.0 million for working capital and other general corporate purposes, and the interest rate on borrowings under the facility is subject to change depending on the
Company's financial performance. The rate is currently LIBOR plus 1.25%. The borrowings under the facility are guaranteed by the Company and secured by substantially all of the assets of the borrowing subsidiaries and a pledge of all of the capital stock of tobacco subsidiaries not otherwise pledged to secure other obligations.
   On May 19, 1999 the Company's major tobacco subsidiaries amended their global revolving bank credit facility. The amount of the facility was increased from $200.0 million to $233.0 million. The maturity date was extended from July 31, 2000 to July 31, 2002. Financial covenants and other terms and conditions are essentially unchanged. In fiscal 2000, this facility was increased to
$250.0 million with the addition of two banks. Terms of the facility were unchanged.
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)
--------------------------------------------------------------------------------
Standard Commercial Corporation

   Additionally, local lines are available for the remainder of the tobacco division of approximately $234.5 million in addition to separate facilities for the non-tobacco division of $91.3 million.
   The Company incurs short-term debt to finance its seasonal working capital needs, which typically peak in the third quarter, under secured lines of credit with several banks. At March 31, 2000, under agreements with various banks, total short-term credit facilities were $575.8 million, compared to $608.9 million at March 31, 1999, with $37.7 million versus $67.0 million in 1999 being utilized for letters of credit and guarantees and $273.1 million was unused.
   Based on the outlook for the business for the next twelve months, management anticipates that it will be able to service the interest and principal on its indebtedness, maintain adequate working capital and provide for capital expenditures out of operating cash flow and available borrowings under its credit facilities. The Company's future operating performance will be subject to economic conditions and to financial, political, agricultural and other factors, many of which are beyond the Company's control.
   On November 13, 1991, the Company issued $69.0 million of its 7 1/4% Convertible Subordinated Debentures due March 31, 2007. The Debentures are currently convertible into Common Stock at a conversion price (as adjusted for subsequent stock dividends) of $29.38. The Debentures are subordinated in right of payment to all senior indebtedness. As of March 31, 1995, the Debentures became redeemable in whole or in part at our option. Beginning March 31, 2003, we will be obligated to make annual sinking fund payments sufficient to retire at least 5% of the principal amount of issued Debentures reduced by earlier conversions, redemptions and repurchases. Holders of the Debentures have the right to demand redemption under certain conditions, including a change in control of the Company, mergers and consolidations and distributions with respect to our capital stock. We may elect to redeem Debentures under these circumstances for Common Stock in lieu of cash.
   Debt agreements to which the Company and its subsidiaries are parties contain financial covenants, which could restrict the payment of cash dividends. Under its most restrictive covenant, the Company had approximately $17.4 million of retained earnings available for distribution as dividends at March 31, 2000.

Quantitative and Qualitative Disclosures About Market Risk
   The Company is exposed to market risk primarily related to foreign exchange and interest rates. These exposures are actively monitored by management. To manage the volatility relating to these exposures, the Company enters into derivative financial instruments. The objective is to reduce, where we deem appropriate, fluctuations in earnings and cash flows associated with changes in interest rates and foreign currency rates. It is the Company's policy and practice to use derivative financial instruments only to the extent necessary to manage exposures.
   Because the Company uses currency rate-sensitive instruments to hedge only existing transactions, any loss in value for those instruments generally would be offset by increases in the value of those hedged transactions. The Company does not hold or issue derivative financial instruments for trading or speculation purposes.
   Foreign exchange rates: The Company is exposed to foreign exchange movements in Europe, Africa, Asia and South America. Consequently, it enters into various contracts, primarily for the Wool division, which change in value as foreign exchange rates change to preserve the value of commitments and anticipated transactions. The Company uses foreign currency contracts to hedge revenue streams and raw material purchases. As of
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

March 31, 2000, the Company had short-term forward exchange contracts with US dollar equivalents of $61.6 million.
   Interest rates: The Company manages its exposure to interest rate risk through the proportion of fixed rate and variable rate debt in its total debt portfolio. Substantially all of long-term borrowings are denominated in the U.S. dollar and carry fixed interest rates.
   Use of derivative financial instruments has not had a material impact on the Company's financial position at March 31, 2000 and 1999 or the Company's results of operations or cash flows for the years ended March 31, 2000, 1999 and 1998.

Tax and Repatriation Matters
   The Company and its subsidiaries are subject to income tax laws in each of the countries in which they do business. The Company makes a comprehensive review of the income tax requirements of each of its operations, files appropriate returns and makes appropriate income tax provisions. These are determined on an individual subsidiary level and at the corporate level on both an interim and annual basis. The Company provides valuation allowances on deferred tax assets for its subsidiaries that have a history of losses. Management cannot assert that there will likely be sufficient profits generated by these subsidiaries in the near future to offset these losses. We follow these processes using an appropriate combination of internal staff at both the subsidiary and corporate levels as well as independent outside advisors in review of the various tax laws and in compliance reporting for the various operations.
   The undistributed earnings of certain foreign subsidiaries are not subject to additional foreign income taxes nor considered to be subject to U.S. income taxes unless remitted as dividends. The Company intends to reinvest such undistributed earnings indefinitely; accordingly, no provision has been made for U.S. taxes on those earnings. The Parent regularly reviews the status of the accumulated earnings of each of its U.S. and foreign subsidiaries as part of its overall financing plans.

Year 2000 Matters
   The Company's plans to address the possible exposures related to the impact on its computer systems of the Year 2000 was described in the Form 10-Q for the quarter ended December 31, 1999. Since entering the year 2000 the Company has not experienced any major disruptions to its business nor is it aware of any significant Year 2000 related disruptions impacting its customers and suppliers. The Company will continue to monitor its systems over the next several months. The Company does not anticipate any significant impacts due to Year 2000 exposure from its internal systems as well from the activities of its suppliers and customers. The costs incurred for addressing Year 2000 issues, which include the cost of installing internally developed manufacturing software in the European subsidiary, software upgrades from vendors necessary to be compliant, and the cost of consultants and employees assigned to implement, were expensed as incurred. Such costs totaled approximately $1.4 million.

Conversion to the Euro Currency
   On January 1, 1999, eleven of the European Union countries began the conversion from their national currencies to the "Euro" by agreeing fixed rates of exchange of their currencies against the "Euro". In the initial phase, the national currencies will continue to exist until full conversion in July 2002. The Company's subsidiaries affected by the conversion have developed procedures and modified financial reporting to accommodate the new currency. The Euro conversion did not have a material adverse effect on its financial condition or results of operation, and no problems were noted during the conversion.

--------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

  To the Board of Directors of and Shareholders of Standard Commercial
Corporation
  We have audited the accompanying consolidated balance sheets of Standard Commercial Corporation as of March 31, 2000 and 1999 and the related consolidated statements of income and comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITEEE & TOUCHE

Deloitte & Touche LLP
Raleigh, North Carolina
June 6, 2000
COMPANY REPORT ON FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
  Standard Commercial is responsible for the preparation of the financial statements, related financial data and other information in this annual report. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on estimates and judgment where appropriate.
  In meeting its responsibility for both the integrity and fairness of these statements and information, the Company depends on the accounting system and related internal controls that are designed to provide reasonable assurance that transactions are authorized and recorded in accordance with established procedures, that assets are safeguarded and that proper and reliable records are maintained.
  The concept of reasonable assurance is based on the recognition that the cost of an internal control system should not exceed the related benefits. Because of inherent limitations in any system of controls, there can be no absolute assurance that errors or irregularities will not occur. Nevertheless, we believe that our internal controls provide reasonable assurance as to the integrity and reliability of our financial records.
  As an integral part of the internal control system, Standard maintains a professional staff of internal auditors who monitor compliance with and assess the effectiveness of the internal controls and recommend improvements thereto. The Audit Committee of the Board of Directors, composed solely of outside directors, meets quarterly with Standard's management and internal auditors, and at least annually with its independent auditors, to review matters relating to financial reporting, internal controls and the extent and results of the audit effort. The internal auditors and independent auditors have direct access to the Audit Committee with or without management present.
  The financial statements have been examined by Deloitte & Touche LLP, independent auditors, who render an independent professional report on the Company's financial statements. Their appointment was recommended by the Audit Committee, approved by the Board of Directors and ratified by the shareholders. Their report on the financial statements is based on auditing procedures which include reviewing internal control and performing selected tests of transactions and records as they deem appropriate. These auditing procedures are designed to provide reasonable assurance that the financial statements are fairly presented in all material respects.
--------------------------------------------------------------------------------
14

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
Standard Commercial Corporation

                                                                March 31,
                                                            ------------------
(In thousands, except share data)                             2000      1999
Assets
Cash                                                        $ 38,349  $ 43,767
Receivables (Note 2)                                         227,300   228,910
Inventories (Notes 1 and 3)                                  340,444   376,922
Prepaid expenses                                               5,192     5,353
Marketable securities (Note 1)                                   586       656
                                                            ------------------
 Current assets                                              611,871   655,608
Property, plant and equipment (Notes 1 and 4)                146,638   155,389
Investment in affiliates (Notes 1 and 5)                      16,059    12,782
Other assets (Notes 1, 6 and 10)                              46,262    54,618
                                                            ------------------
 Total Assets                                               $820,830  $878,397
                                                            ------------------
Liabilities
Short-term borrowings (Note 7)                              $262,059  $280,587
Current portion of long-term debt (Note 9)                    14,325    12,646
Accounts payable (Note 8)                                    132,115   149,433
Taxes accrued (Note 14)                                        9,783    14,159
                                                            ------------------
 Current liabilities                                         418,282   456,825
Long-term debt (Note 9)                                      130,645   144,161
Convertible subordinated debentures (Note 9)                  69,000    69,000
Retirement and other benefits (Note 10)                       20,536    20,224
Deferred taxes (Notes 1 and 14)                                6,518     8,875
Commitments and contingencies (Note 11)
                                                            ------------------
 Total liabilities                                           644,981   699,085
                                                            ------------------
Minority Interests (Note 1)                                   26,772    28,307
                                                            ------------------
Shareholders' Equity:
Preferred stock, $1.65 par value
Authorized shares - 1,000,000; none issued
Common stock, $0.20 par value
 Authorized shares - 100,000,000; issued - 15,605,725 and
 15,540,078 at March 31, 2000 and 1999, respectively (Note
 12)                                                           3,121     3,108
Additional paid-in capital                                   102,986   102,680
Unearned restricted stock plan compensation                   (1,603)   (2,177)
Treasury stock at cost, 2,617,707 shares at March 31, 2000
 and 1999                                                     (4,250)   (4,250)
Accumulated other comprehensive income                       (48,354)  (37,786)
Retained earnings                                             97,177    89,430
                                                            ------------------
Total shareholders' equity                                   149,077   151,005
                                                            ------------------
 Total Liabilities and Shareholders' Equity                 $820,830  $878,397
                                                            ------------------

See notes to consolidated financial statements.
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)
--------------------------------------------------------------------------------
Standard Commercial Corporation

                                                       Years ended March 31,
                                            ----------------------------------
(in thousands, except per share data)             2000        1999        1998
Sales                                       $1,105,726  $1,102,829  $1,492,797
Cost of Sales:
 - Materials, services and supplies (Note
  3)                                           968,045     984,016   1,347,835
 - Interest                                     27,444      26,368      22,576
                                            ----------------------------------
 Gross profit                                  110,237      92,445     122,386
                                            ----------------------------------
Selling, general and administrative ex-
 penses                                         83,814      76,437      79,464
Other interest expense                          11,049      13,631      15,233
Other income - net (Note 13)                     5,068      12,763       9,372
                                            ----------------------------------
 Income before income taxes                     20,442      15,140      37,061
Income taxes (Notes 1 and 14)                   10,728       7,345       8,769
                                            ----------------------------------
 Income after income taxes                       9,714       7,795      28,292
Minority interests (Note 1)                        409        (464)     (2,020)
Equity in earnings of affiliates (Note 5)          215       1,084         653
                                            ----------------------------------
 Net income                                     10,338       8,415      26,925
Other comprehensive income (loss):
Translation adjustment                         (10,568)     (6,306)    (15,184)
Less reclassifications for translation ad-
 justment recognized in net income                             460
                                            ----------------------------------
Total other comprehensive income (loss)        (10,568)     (5,846)    (15,184)
                                            ----------------------------------
Comprehensive Income (Loss)                 $     (230) $    2,569  $   11,741
                                            ----------------------------------
Earnings Per Common Share (note 1):
Basic - net                                 $     0.80  $     0.66  $     2.18
   - average shares outstanding                 12,956      12,842      12,377
Diluted - net                               $     0.80  $     0.66  $     2.05
   - average shares outstanding                 15,305      15,191      14,726

See notes to consolidated financial statements.

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
Standard Commercial Corporation

                                                        Years ended March 31,
                                                   ----------------------------
(in thousands)                                         2000      1999      1998
Cash flow from operating activities:
Net income                                         $ 10,338  $  8,415  $ 26,925
 Depreciation and amortization                       21,346    23,308    20,485
 Minority interests                                     409       464     2,020
 Deferred income taxes                               (2,308)      110    (8,141)
 Undistributed earnings (losses) of affiliates net
  of dividends received                                (100)     (919)     (519)
 Gain on disposition of property, plant and
  equipment                                          (1,297)   (4,902)   (6,025)
 Other                                                3,365       282    (3,024)
                                                   ----------------------------
                                                     31,753    26,758    31,721
Net changes in working capital other than cash:
 Receivables                                         (3,294)   30,117   (18,451)
 Inventories                                         27,483   (12,052) (119,369)
 Current payables                                   (12,820)    1,785    28,215
                                                   ----------------------------
Cash provided by (used for) operating activities     43,122    46,608   (77,884)
                                                   ----------------------------
Cash flows from investing activities:
Property, plant and equipment - Additions           (16,348)  (27,070)  (19,732)
         - Dispositions                               3,175    12,615    10,008
Business (acquisitions) dispositions                 (3,230)  (10,738)   (7,928)
                                                   ----------------------------
Cash used for investing activities                  (16,403)  (25,193)  (17,652)
                                                   ----------------------------
Cash flows from financing activities:
Proceeds from long-term borrowings                    2,494     1,643   113,053
Repayment of long-term borrowings                   (13,831)   (5,373)  (17,186)
Net change in short-term borrowings                 (18,528)   (6,322)  (51,569)
Net proceeds of equity offering                           -         -    47,043
Dividends paid, net of tax                           (2,591)   (1,928)
Other                                                   319       216    (2,806)
                                                   ----------------------------
Cash provided by (used for) financing activities    (32,137)  (11,764)   88,535
                                                   ----------------------------
Increase (decrease) in cash for period               (5,418)    9,651    (7,001)
Cash, beginning of period                            43,767    34,116    41,117
                                                   ----------------------------
Cash, end of period                                $ 38,349  $ 43,767  $ 34,116
                                                   ----------------------------
Cash payments for - Interest                       $ 40,101  $ 40,243  $ 36,160
Income taxes                                       $ 16,212  $ 12,441  $ 13,331

See notes to consolidated financial statements.
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
Standard Commercial Corporation

                                 Years Ended March 31, 2000, 1999, and 1998
                                 -------------------------------------------

                                  Number of Shares of
                                         Common Stock     Common  Additional
                                 ---------------------     Stock     Paid-In
                                     Issued   Treasury Par Value     Capital
                                 ----------  --------- ---------  ----------
                                     (In thousands, except share data)
April 1, 1997                    12,126,270  2,591,790    $2,425    $ 50,324
Net income
Other comprehensive income
Stock dividends                     149,098     25,917        30       2,487
Dividends reinvested                    375                                9
RSP shares awarded                  113,670                   23       1,966
RSP compensation earned
RSP shares forfeited                 (1,557)                             (31)
401(k) contribution                  14,199                    3         233
New issue, May 1997               3,022,500          -       604      46,800
                                 -------------------------------------------
March 31, 1998                   15,424,555  2,617,707     3,085     101,788
Net income
Other comprehensive income
Cash dividends, $0.15 per share
Dividends reinvested                  5,664                    1          35
RSP shares awarded                   87,435                   18         682
RSP compensation earned
RSP shares forfeited                 (3,087)                  (1)        (61)
401(k) contribution                  25,511          -         5         236
                                 -------------------------------------------

March 31, 1999                   15,540,078  2,617,707     3,108     102,680
Net income
Other comprehensive income
Cash dividends, $0.20 per share
Dividends reinvested                 14,998                    3          59
RSP shares awarded                    2,017                    0          16
RSP compensation earned
RSP shares forfeited                 (1,871)                   0         (15)
401(k) contribution                  50,503          -        10         246
                                 -------------------------------------------

March 31, 2000                   15,605,725  2,617,707    $3,121    $102,986
                                 -------------------------------------------

See notes to consolidated financial statements.
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
Standard Commercial Corporation

                            Years Ended March 31, 2000, 1999, and 1998
-----------------------------------------------------------------------------------
                                   Accumulated
                                         Other
    Unearned                     Comprehensive
  Restricted     Treasury               Income                                Total
  Stock Plan        Stock         (Translation        Retained        Shareholders'
Compensation      At Cost          Adjustment)        Earnings               Equity
------------     --------        -------------        --------        -------------
                  (In thousands, except share data)
     $  (321)     $(3,799)            $(16,756)       $ 58,089             $ 89,962
                                                        26,925               26,925
                                       (15,184)                             (15,184)
                     (451)                              (2,071)                  (5)
                                                                                  9
      (1,989)                                                                     0
         314                                                                    314
                                                                                (31)
                                                                                236
           -            -                    -               -               47,404
-----------------------------------------------------------------------------------
      (1,996)      (4,250)             (31,940)         82,943              149,630
                                                         8,415                8,415
                                        (5,846)              0               (5,846)
                                                        (1,928)              (1,928)
                                                                                 36
        (700)                                                                     0
         519                                                                    519
                                                                                (62)
           -            -                    -               -                  241
-----------------------------------------------------------------------------------
      (2,177)      (4,250)             (37,786)         89,430              151,005
                                                        10,338               10,338
                                       (10,568)              0              (10,568)
                                                        (2,591)              (2,591)
                                                                                 62
                                                                                 16
         574                                                                    574
                                                                                (15)
           -            -                    -               -                  256
-----------------------------------------------------------------------------------
     $(1,603)     $(4,250)            $(48,354)       $ 97,177             $149,077
-----------------------------------------------------------------------------------

See notes to consolidated financial statements.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------
Standard Commercial Corporation

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

Significant Accounting Policies
  a) Consolidation: The accounts of all subsidiary companies are included in the consolidated financial statements and all intercompany transactions have been eliminated. Investments in affiliated companies are accounted for by the equity method of accounting.
  b) Foreign Currency: Assets and liabilities of foreign subsidiaries are translated at year-end exchange rates. The effects of these translation adjustments are reported as other comprehensive income (loss). Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved and translation adjustments in countries with highly inflationary economies are included in net income. Net amounts included in the income statement relating to foreign currency losses
(in thousands) were $170, $697 and $892 in 2000, 1999 and 1998, respectively.
  c) Marketable Securities: Marketable securities are classified as available for sale and consist of liquid equity securities. The specific identification method is used to determine gains and losses when securities are sold.
  d) Intangible Assets: The Company's policy is to amortize goodwill on a straight-line basis over its estimated useful life not to exceed 40 years. The Company assesses recoverability of goodwill based on management's projections of future cash flows of acquired businesses.
  e) Property, Plant and Equipment: The cost of significant improvements to property, plant and equipment is capitalized. Maintenance and repairs are expensed as incurred. Provision for depreciation is charged to operations over the estimated useful lives, primarily 3-30 years, of the assets on a straight-line basis.
  f) Inventories: Inventories, which are primarily packed leaf tobacco and wool, are stated at the lower of specific cost or estimated net realizable value. Cost of tobacco includes a proportion of interest, buying commission charges and factory overheads which can be related directly to specific items of inventory. Cost of wool includes all direct costs except interest. Items are removed from inventory on an actual cost basis.
  g) Revenue Recognition: Sales and revenue are recognized on the passage of title.
  h) Income Taxes: The Company provides deferred income taxes on differences between the carrying value of assets and liabilities for financial reporting purposes and the amounts used for tax purposes and operating loss carryforwards.
  i) Minority Interests: Minority interests represent the interest of third parties in the net assets of certain subsidiary companies.
  j) Computation of Earnings Per Common Share: Diluted earnings per share for 1998 include the effect of the convertible subordinated debentures which if converted would have increased net income applicable to common stock by $3,300,000 in 1998. The average shares outstanding would have increased by 2,348,536 shares for 1998, assuming conversion of the above debentures and ESOP convertible preferred stock that was redeemed in the fourth quarter of 1998 upon termination of the ESOP plan. The convertible subordinated debentures were not dilutive in 2000 or 1999. Options to purchase 174,864 and 97,664 shares of common stock at a weighted average exercise price of $7.15 and $8.88 per share were outstanding during 2000 and 1999, respectively, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.
  k) Long-Lived Assets: Long-lived assets are reviewed for impairment on a market-by-market basis whenever events or changes in the circumstances indicate that the carrying amount of an asset may not be recoverable. If an evaluation is required, the projected future undiscounted future cash flows attributable to each market would be compared to the carrying value of the long-lived assets (including an allocation of goodwill, if appropriate) of that market if a write-down to fair value is required. The Company also evaluates the remaining useful lives to determine whether events and circumstances warrant revised estimates of such lives.
  l) Derivative Financial Instruments: The Company routinely enters into forward foreign currency exchange to manage its exposure against foreign currency fluctuations on purchases and sales. These contracts are generally for short durations of six months or less. The Company does not enter into contracts for trading purposes, and none of these contracts contain multiplier or leverage features. The Company enters into such contracts only with financial institutions of good standing and the total credit exposure related to non-performance by those institutions is not material to the operations of the Company. Realized and unrealized gains and losses on the Company's foreign currency contracts that are designated and effective as hedges are deferred and recognized as a component of the underlying transaction when it occurs.
Realized gains or losses from matured and terminated hedge contracts are recorded in other assets or liabilities until the underlying hedge transaction is consummated. Realized and unrealized gains or losses on hedge contracts relating to transactions that are not subsequently expected to occur are recognized in results currently. At March 31, 2000 the Company had foreign exchange contracts outstanding with a notional value of $61.6 million and a fair value of $62.6 million.
  m) Use of Estimates and Assumptions: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
  n) Accounting Pronouncements: During 1999, the Company implemented Statements of Financial Accounting Standards No. 130, Reporting Comprehensive Income
("SFAS
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

130"), No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131") and No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits ("SFAS 132"). SFAS 130 required companies to (a) classify items of other comprehensive income by their nature in the financial statements and (b) display the accumulated balance of other comprehensive income as a separate component of shareholders' equity in the balance sheet. SFAS 131 established standards for the way that companies report information about operating segments in annual financial statements and requires that those companies report selected information about operating segments in interim financial reports issued to shareholders. It also established standards for related disclosures about products and services, geographic areas, and major customers. SFAS 132 standardized the disclosure requirements for pension and other postretirement benefits and did not address measurement or recognition. The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those investments at fair value. This statement is effective for fiscal years beginning after June 15, 2000. The Company has not analyzed the provisions of this statement or its effects on the Company.
  o) Reclassification: Certain amounts in prior year statements have been reclassified for conformity with current year presentation, with no effect on reported results of operations or equity.

2. Receivables

in thousands                          2000      1999
----------------------------------------------------
Trade accounts                    $151,080  $156,897
Advances to suppliers               38,621    37,104
Affiliated companies                16,126     7,389
Other                               28,039    32,523
                                  ------------------
                                   233,866   233,913
Allowances for doubtful accounts    (6,566)   (5,003)
                                  ------------------
                                  $227,300  $228,910
                                  ------------------

3. Inventories

in thousands                          2000      1999
----------------------------------------------------
Tobacco                           $278,343  $315,506
Nontobacco                          62,101    61,416
                                  ------------------
                                  $340,444  $376,922
                                  ------------------

  Tobacco inventories at March 31, 2000 and 1999 included capitalized interest of $9.6 million and $7.4 million, respectively. Included in inventory at March 31, 2000 and 1999 were valuation reserves of $12.0 million and $10.7 million, respectively. Inventory valuation provisions included in cost of sales totaled approximately $3.7 million, $7.0 million and $2.7 million in 2000, 1999 and 1998, respectively.

4. Property, Plant and Equipment

in thousands                   2000       1999
----------------------------------------------
Land                      $  11,584  $  12,130
Buildings                   103,497     98,805
Machinery and equipment     169,568    170,324
Furniture and fixtures       17,145     17,130
Construction in progress      2,381      9,334
                          --------------------
                            304,175    307,723
Accumulated depreciation   (157,537)  (152,334)
                          --------------------
                          $ 146,638  $ 155,389
                          --------------------

  Depreciation expense was $18.5 million, $20.2 million and $17.8 million in 2000, 1999 and 1998, respectively.

5. Affiliated Companies
  a) Net investment in affiliated companies are represented by the following:

in thousands                         2000      1999
---------------------------------------------------
Net current assets               $  8,506  $  8,566
Property, plant and equipment      62,384    36,804
Other long-term liabilities       (23,251)   (5,813)
Interests of other shareholders   (33,285)  (26,775)
                                 ------------------
Company's interest                 14,354    12,782
Goodwill                            1,705         -
                                 ------------------
Net investments                  $ 16,059  $ 12,782
                                 ------------------

  b) The results of operations of affiliated companies were:

                          Year Ended March 31,
in thousands             2000    1999     1998
----------------------------------------------
Sales                $113,875 $86,347 $108,664
                     -------------------------
Income before taxes  $  4,161 $ 3,435 $  4,055
Income taxes              800   1,328    1,675
                     -------------------------
Net income           $  3,361 $ 2,107 $  2,380
                     -------------------------
Company's share      $    215 $   893 $    616
Withholding taxes           -     191       37
                     -------------------------
Equity in earnings   $    215 $ 1,084 $    653
                     -------------------------
Dividends received   $    115 $   165 $    134
                     -------------------------

  c) Balances with the unconsolidated affiliates are for the procurement of tobacco inventory as follows:

                                      Year Ended March 31,
in thousands                          2000    1999    1998
----------------------------------------------------------
Purchases of tobacco               $21,218 $31,511 $30,087
Receivables from equity investees   20,968  12,011  20,662
Advances on purchases of tobacco    14,733   5,732   8,744
Payables to equity investees           314     340     138

  The Company's significant affiliates and percentage of ownership at March 31, 2000 follow: Adams International Ltd., 49.0% (Thailand), Siam Tobacco Export Corporation Ltd., 49.0%
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2000, 1999 AND 1998 (CONTINUED)
--------------------------------------------------------------------------------
Standard Commercial Corporation

(Thailand), Tanzania Tobacco Processors, 20% (Tanzania), Transcontinental Tobacco India Private Ltd. 49.0% (India), Stansun Leaf Tobacco Company Ltd., 50.0% (Kyrgyzstan), Ferrier Woolscours, 24.9% (New Zealand), Jandakot Wool Washing Pty. Ltd., 24.9% (Australia), and Independent Wool Dumpers Pty Ltd.,
16.8 % (Australia). Audited financial statements of affiliates are obtained annually.

6. Other Assets

in thousands                                                       2000    1999
-------------------------------------------------------------------------------
Cash surrender value of life insurance policies (face amount
 $35,758)                                                       $11,650 $11,176
Less policy loans                                                 3,592   3,648
                                                                ---------------
                                                                  8,058   7,528
Bank deposits                                                       434     513
Receivables                                                      18,011  21,036
Deferred financing fees                                           5,516   6,533
Investments                                                         462   1,048
Excess of purchase price of subsidiaries over net assets
 acquired - net of accumulated amortization of $8,464 (1999 -
  $7,969)                                                         6,503   6,998
Purchase contracts - net of accumulated amortization of $1,858
 (1999 - $928)                                                    6,503   7,433
Other                                                               775   3,529
                                                                ---------------
                                                                $46,262 $54,618
                                                                ---------------

7. Short-term Borrowings

in thousands                                                 2000     1999
--------------------------------------------------------------------------
Weighted-average interest on borrowings at end of year       6.9%     6.4%
Weighted-average interest rate on borrowings during the
 year(/1/)                                                   6.8%     7.0%
Maximum amount outstanding at any month-end              $356,048 $383,307
Average month-end amount outstanding                     $307,196 $328,256
Amount outstanding at year-end                           $262.059 $280,587

(/1/)Computed by dividing short-term interest expense and amortized financing costs by average short-term debt outstanding.
  At March 31, 2000, under agreements with various banks, total short-term credit facilities for continuing operations of $575.8 million (1999 - $608.9 million) were available to the Company of which $37.7 million (1999 - $67.0 million) was being utilized for letters of credit and guarantees and $273.1 million (1999 - $261.4 million) was unused.
  The Company's revolving credit facilities at March 31, 2000 included a master credit facility for tobacco operations (the "MFA"), in addition to local lines of approximately $234.5 million. Also, separate facilities totaling $91.3 million are in place for wool operations.
  At March 31, 2000 substantially all of the Company's assets were pledged against current and long-term borrowings.

8. Accounts Payable

in thousands                     2000     1999
----------------------------------------------
Trade accounts               $ 96,947 $122,666
Affiliated companies              314      340
Other accruals and payables    34,854   26,427
                             -----------------
                             $132,115 $149,433
                             -----------------

9. Long-Term Debt

in thousands                                                    2000      1999
------------------------------------------------------------------------------
8.875% Senior Notes due in 2005                             $115,000  $115,000
10.4% loan repayable annually through 2000                         -     1,634
Floating rate note, at 82% of prime, repayable in 2001
 (2000 average 6.7%)                                           2,940     2,940
Italian prime plus 1/8% payable through 2002 (2000 average
 10.6%)                                                          937     1,867
9.82% fixed rate loan repayable annually through 2005          2,246     2,625
Interest free note repayable through 2005                      1,107     1,487
5.7% loan repayable through 2002                                 638     1,246
9.23% loan repayable through 2003                              1,196     1,384
6.05% loan repayable annually through 2003                    11,991    12,051
2.2% loan repayable annually through 2001                      1,500     3,000
Average one year LIBOR rate loan repayable through 2001        1,606     6,964
Other                                                          5,809     6,609
                                                            ------------------
                                                             144,970   156,807
Current portion                                              (14,325)  (12,646)
                                                            ------------------
                                                            $130,645  $144,161
                                                            ------------------

  Long-term debt maturing after one year is as follows: 2002 - $7,091; 2003 - $6,558; 2004 - $1,309; 2005 - $687 and thereafter - $115,000.
  Certain debt agreements to which the Company and its subsidiaries are parties contain financial covenants (relating to, among other things: minimum net worth and interest coverage ratios; and limits on capital expenditures, permitted investments, indebtedness advances and liens) which could restrict the payment of cash dividends.

Convertible Subordinated Debentures
  On November 13, 1991 the Company issued $69.0 million of 7 1/4% Convertible Subordinated Debentures due March 31, 2007. Adjusted for subsequent stock dividends, the debentures currently are convertible into shares of common stock of the Company at a conversion price of $29.38. The debentures are subordinated in right of payment to all senior indebtedness, as defined, of the Company, and as of March 31, 1995 became redeemable in whole or in part at the option of the Company any time. Beginning March 31, 2003 the Company will make annual payments to a sinking fund which will be sufficient to retire at least 5% of the principal amount of issued Debentures reduced by earlier conversions, redemptions and repurchases.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

  At March 31, 2000, substantially all of the Company's assets were pledged against current and long-term borrowings.

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

                              US Plans          Non-US Plans         US Plans
                          Pension Benefits    Pension Benefits    Other Benefits
                          --------------------------------------------------------
in thousands                  2000      1999      2000      1999     2000     1999
----------------------------------------------------------------------------------
Change in benefit
 obligation
Benefit obligation at
 beginning of year        $ 13,889  $ 10,899  $ 34,996  $ 33,835  $ 8,428  $ 6,524
Service cost                   809       751     1,765     1,682      274      244
Interest cost                  898       827     2,786     2,516      511      492
Actuarial (gain) loss       (2,009)    2,102       918    (1,861)  (1,492)   1,430
Actual distributions          (208)
Special termination
 benefits                      752
Benefits paid               (2,335)     (690)   (1,606)   (1,176)    (355)    (262)
                          --------------------------------------------------------
Benefit obligation at
 end of year                11,796    13,889    38,859    34,996    7,366    8,428
                          --------------------------------------------------------
Change in plan assets
Fair value of plan
 assets, beginning of
 year                       15,368    14,812    34,725    32,774
Actual return on plan
 assets                      1,480     1,246     9,803     1,874
Employer contribution                            1,340     1,253      355      262
Settlement distributions    (2,335)
Benefits paid                 (208)     (690)   (1,606)   (1,176)    (355)    (262)
                          --------------------------------------------------------
Fair value of plan
 assets at end of year      14,305    15,368    44,262    34,725
                          --------------------------------------------------------
Funded status                2,509     1,479     5,403      (271)  (7,367)  (8,428)
Unrecognized net
 actuarial loss             (3,231)   (1,370)   (8,247)   (3,150)  (1,029)     567
Unrecognized transition
 obligation                   (104)
Unrecognized prior
 service cost                  (11)      (22)   (1,818)   (1,913)    (556)    (695)
                          --------------------------------------------------------
Prepaid (accrued)
 benefit cost             $   (837) $     87  $ (4,662) $ (5,334) $(8,952) $(8,556)
                          --------------------------------------------------------

  The aggregate projected benefit obligation and aggregate accumulated benefit obligation for U.S. pension plans with accumulated benefit obligations in excess of plan assets (in thousands) were $687 and $633 as of March 31, 2000 and $615 and $604 as of March 31, 1999. The aggregate projected benefit obligation and aggregate accumulated benefit obligation for non-U.S. pension plans with accumulated benefit obligations in excess of plan assets (in thousands) were $6,449 and $6,142 as of March 31, 2000 and $6,990 and $6,578 as of March 31, 1999. All plans with accumulated benefit obligations in excess of plan assets had no plan assets as of March 31, 2000 and 1999.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2000, 1999 AND 1998 (CONTINUED)
--------------------------------------------------------------------------------
Standard Commercial Corporation

  The components of net periodic benefit costs for the U.S. plans and non-U.S. plans is as follows (in thousands):

                                US Plans               Non-US Plans             US Plans
                            Pension Benefits         Pension Benefits        Other Benefits
                          -------------------------------------------------------------------
in thousands                 2000     1999  1998     2000     1999     1998  2000  1999  1998
---------------------------------------------------------------------------------------------
Service Cost              $   808  $   750  $669  $ 1,765  $ 1,682  $ 1,527  $275  $244  $195
Interest Cost                 898      827   678    2,786    2,516    2,489   511   492   445
Expected return on plan
 assets                    (1,219)  (1,174) (933)  (3,442)  (3,232)  (2,609)
Amortization of prior
 service cost                 (72)     (11)  (10)      45      (90)     (91) (139) (139) (139)
Recognized net actuarial
 loss                                 (157)  (62)    (123)      56      138   103         (19)
                          -------------------------------------------------------------------
Net periodic benefit
 cost                     $   415  $   235  $342  $ 1,031  $   932  $ 1,454  $750  $597  $482
                          -------------------------------------------------------------------

  The assumptions used in 2000, 1999 and 1998 were as follows:

                             US Plans                   Non-US Plans                 US Plans
                         Pension Benefits             Pension Benefits            Other Benefits
                         -----------------------------------------------------------------------
in thousands              2000  1999  1998         2000         1999         1998 2000 1999 1998
------------------------------------------------------------------------------------------------
Weighted Average
 Assumptions
Discount rate             7.5%  6.5%  7.4% 7.4% to 8.5% 7.4% to 8.5% 7.4% to 8.5% 7.5% 6.5% 7.4%
Expected return on plan
 assets                   8.0%  8.0%  8.0%    10.0%        10.0%        10.0%
Rate of compensation
 increase                 5.0%  5.0%  5.0% 5.5% to 7.0%  5.5% to7.0% 5.5% to 7.0% 5.0% 5.0% 5.0%

  For measurement purposes, a 9.5 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease gradually to 5 percent for 2007 and remain at that level thereafter.
  Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage-point change in assumed health care cost trend rates would have the following effects (in thousands):

                                               1 Percentage-  1 Percentage-
in thousands                                  Point Increase Point Decrease
---------------------------------------------------------------------------
Effect on total of service and interest cost
 components                                           $  149        $  (130)
Effect on postretirement benefit obligation            1,905         (1,462)

  The Company also sponsors a 401(k) savings incentive plan for most full-time salaried employees in the U.S. Expenses for this plan were $217,000 in 2000, $240,000 in 1999 and $236,000 in 1998.

Employee Stock Options
  In March 1998, the Company entered into a three-year employment agreement with its Chief Executive Officer. The agreement, which was ratified by the Board of Directors on April 14, 1998, provided for the grant of nonqualified stock options. The aggregate number of shares of Common Stock as to which grants have been made is 100,000 with a price of $17.00 per share, the fair market value on the date of the grant. Effective December 14, 1999, the Board of Directors of the Company agreed to amend the grant and reprice the options granted to reflect the changes in the market environment and maintain the incentive feature of the grant. The number of shares granted was revised to 45,144 shares at $8.88 per share. The vesting period was revised to match the vesting schedule of the options granted to other key employees as addressed below.
  In August 1998, the Company adopted the Standard Commercial Corporation Nonqualified Stock Option Plan (the "NSOP") under which options to purchase shares of the Company's stock may be granted to key employees of the Company. Options vest one-quarter each year beginning on the first anniversary of the date of grant and become 100% vested on the fourth anniversary of the date of grant.
  The Company applies APB Opinion 25 and related Interpretations in accounting for its plans and accordingly, no compensation cost has been recognized. Had compensation cost for the Plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                2000   1999
-------------------------------------------
Net income (in thousands):
 As reported                 $10,338 $8,415
 Pro forma                   $10,327 $8,098
Basic earnings per share:
 As reported                 $  0.80 $ 0.66
 Pro forma                   $  0.80 $ 0.63
Diluted earnings per share:
 As reported                 $  0.80 $ 0.66
 Pro forma                   $  0.80 $ 0.63

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

  The estimated weighted average grant-date fair value of options granted for the years ended March 31 follows:

                                         2000  1999
---------------------------------------------------
Weighted average exercise price         $5.00 $8.88
Weighted average fair value of options  $1.56 $3.25

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000 and 1999, respectively: dividend yield of 4.7% and 2.3%; expected volatility of 47% and 44%; risk-free interest rates of approximately 5.81% and 4.75%; and expected lives of 4 years.
  A summary of the status of the Company's Plans as of March 31, 2000, and 1999 and changes during the years ending on those dates is presented below:

                                                Option          Weighted
                                             price per  average exercise
                                    Shares       share   price per share
------------------------------------------------------------------------
March 31, 1998                     100,000       17.00             17.00
Options granted                     52,520        8.88              8.88
Options cancelled                 (100,000)     (17.00)           (17.00)
Options issued per repricing        45,144        8.88              8.88
                                  --------
March 31, 1999 (33,000 shares
 exercisable)                       97,664        8.88              8.88
Options granted                     78,000        5.00              5.00
Options cancelled                     (800)      (8.88)            (8.88)
                                  --------
Options exercised March 31, 2000   174,864  5.00 -8.88              7.15
                                  --------

  The following table summarizes information about stock options outstanding as of March 31, 2000:

                                      Weighted
                                       average                   Weighted
                          Weighted    exercise                    average
Range of    Number of      average    price of   Number of exercise price
exercise  outstanding    remaining outstanding     options of exercisable
prices        options life (Years)     options exercisable        options
-------------------------------------------------------------------------
8.88           96,864         5.38        8.88      23,616           8.88
5.00           78,000         6.38        5.00           0

11. Commitments and Contingencies
  The Company is obligated under operating leases for equipment, office and warehouse space with minimum annual rentals as follows (in thousands): 2001-- $3,876; 2002--$1,837; 2003--$1,019; 2004--$722; 2005--$417 and thereafter $976.
Some of the leases are subject to escalation.
  Expenses under operating leases for continuing operations in 2000, 1999 and 1998 (in thousands) were $3,954, $3,998 and $3,663, respectively.
  The Company operates a processing facility under a service agreement which guarantees reimbursement of all of the facility's costs including operating expenses and management fees. This lease is not considered a commitment of the Company.
  The Company has commitments for capital expenditures of approximately $12.9 million, substantially all of which are expected to be incurred in fiscal 2001.
  A subsidiary of the Company participated in subsequently discontinued South African export incentive program under which a Company claim was initially approved and then subsequently disallowed. The issue is currently before the Supreme Court of South Africa. The Company believes that an unfavorable settlement would not have a material impact on liquidity.
  The Company's 51.0% owned subsidiary in Greece has been notified by tax authorities of potential adjustments to its income tax returns filed in prior years. The Company's share of the total proposed adjustments, including penalties and interest, is approximately $3.7 million. The Company believes the tax returns filed were in compliance with the applicable tax code. The proposed adjustments vary in complexity and amount. While it is not feasible to predict the precise amount or timing of each proposed adjustment, the Company believes that the ultimate disposition will not have a material adverse effect on its consolidated financial position or results of operations.
  Other contingencies, consisting of guarantees, pending litigation and other claims, in the opinion of management, are not considered to be material in relation to the Company's financial statements as a whole, liquidity or future results of operations.

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

12. Common Stock
  The Company maintains a Performance Improvement Compensation Plan administered by the Compensation Committee of the Board of Directors as an incentive for designated employees. In June 1993, the Board adopted a
Restricted Stock Plan ("RSP") as a means of awarding those employees to the extent that certain performance objectives
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2000, 1999 AND 1998 (CONTINUED)
--------------------------------------------------------------------------------
Standard Commercial Corporation

were met. The shares are issued subject to a four- to seven-year restriction period.
  The Company has a 401(k) savings incentive plan in the United States to which the employer contributes shares of common stock under a matching program, and a dividend reinvestment plan.
  Treasury stock represents shares in the Company acquired by a foreign affiliate prior to its becoming a wholly-owned subsidiary.
  On January 31, 1998, the Company terminated the Employee Stock Ownership Plan (the "ESOP") established by W A Adams Company prior to that company's acquisition by the Company. This termination involved the redemption by the Company of 24,602 shares of ESOP Preferred Stock for an aggregate price of $2,460,287 in cash and the issuance of 14,075 shares of Common Stock. The remaining 62,875 shares of unallocated ESOP Preferred Stock were canceled.

13. Other Income -- Net

                                              Year Ended March 31,
in thousands                                  2000     1999     1998
--------------------------------------------------------------------
Other income:
 Interest                                   $2,084  $ 2,708  $ 2,720
 Gain on asset sales and dispositions        1,888    5,301    6,154
 Gain from officers life insurance policies      -    2,447
 Rents received                                274    1,266      370
 Other                                       3,704    4,906    3,406
                                            ------------------------
                                             7,950   16,628   12,650
                                            ------------------------
Other expense:
 Amortization of goodwill                     (495)    (374)    (206)
 Other                                      (2,387)  (3,491)  (3,072)
                                            ------------------------
                                            (2,882)  (3,865)  (3,278)
                                            ------------------------
                                            $5,068  $12,763  $ 9,372
                                            ------------------------

14. Income Taxes
  a) Significant components of the Company's deferred tax liabilities and assets are as follows:

in thousands                                    2000     1999
-------------------------------------------------------------
Deferred tax liabilities:
 Depreciation                                $ 9,666  $ 9,661
 Capitalized interest                          3,528    2,007
 Income recognition in foreign subsidiaries    3,943    7,599
 Prepaid pension assets                          814    1,093
                                             ---------------------
Total deferred tax liabilities                17,951   20,360
                                             ---------------------
Deferred tax assets:
 NOL carried forward                           5,493    9,015
 Valuation allowance                          (5,258)  (7,464)
 Postretirement benefits other than pensions   3,509    3,367
 Uniform capitalization and reserves           1,874    1,448
 All other, net                                1,586     (454)
                                             ---------------------
Total deferred tax assets                      7,204    5,912
                                             ---------------------
Net deferred tax liabilities                 $10,747  $14,448
                                             ---------------------

  The net deferred tax liabilities include approximately $4,229 and $5,573 of current liabilities at March 31, 2000 and 1999, respectively.
  The Company has provided valuation allowances on deferred tax assets for certain foreign subsidiaries based on their history of losses. Management cannot assert that there will likely be sufficient profits generated by these subsidiaries in the near future to offset these losses. The loss carryforwards which give rise to the valuation allowances will expire in 2001 and thereafter.
  b) Income tax provisions are detailed below:

                       Year Ended March 31,
in thousands             2000    1999   1998
--------------------------------------------
Current:
 Federal              $ 2,840  $2,191 $4,187
 Foreign                9,868   4,555 12,348
 State and local          328     489    375
                      ----------------------
                       13,036   7,235 16,910
                      ----------------------
Deferred:
 Federal                 (205)     42    (40)
 Foreign               (2,091)     59 (8,104)
 State and local          (12)      9      3
                      ----------------------
                       (2,308)    110 (8,141)
                      ----------------------
Income tax provision  $10,728  $7,345 $8,769
                      ----------------------

  c) Components of deferred taxes follow:

                                                        Year Ended March 31,
in thousands                                              2000   1999     1998
------------------------------------------------------------------------------
Tax on differences in timing of income recognition in
 foreign subsidiaries                                  $(1,428) $(440) $(7,001)
Capitalized interest                                       718    702     (182)
Depreciation                                            (1,170)    45   (1,204)
Other                                                     (428)  (197)     246
                                                       -----------------------
                                                       $(2,308) $ 110  $(8,141)
                                                       -----------------------

  d) The provision for income taxes is determined on the basis of the jurisdiction imposing the tax liability. As some of the income of foreign companies may also be currently subject to U.S. tax, the U.S. and foreign income taxes shown do not compare directly with the segregation of pretax income between domestic and foreign companies that follows:

                   Year Ended March 31,
in thousands       2000    1999    1998
---------------------------------------
Pretax income:
 Domestic       $ 7,020 $ 7,829 $ 8,781
 Foreign         13,422   7,311  28,280
                -----------------------
                $20,442 $15,140 $37,061
                -----------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

  e) The following is a reconciliation of the income tax provision to the expense calculated at the U.S. federal statutory rate:

                                                        Year Ended March 31,
in thousands                                             2000    1999     1998
------------------------------------------------------------------------------
Expense (benefit) at U.S. federal statutory tax rate  $ 6,950  $5,148  $12,601
Foreign tax losses for which there is no relief
 available                                                429     418    1,585
U.S. tax on foreign income                                350     530      400
Different tax rates in foreign subsidiaries             2,679     964     (207)
Elimination of deferred tax liabilities due to a
 change in foreign law                                                  (6,864)
Change in valuation allowance                          (2,206)    413    1,548
Other - net                                             2,526    (128)    (294)
                                                      ------------------------
                                                      $10,728  $7,345  $ 8,769
                                                      ------------------------

15. Disclosures of Fair Value of Financial Instruments
  The estimated fair value of the Company's financial instruments as of March 31, 2000 is provided below in accordance with Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments. Certain estimates and judgments were required to develop the fair value amounts, which are not necessarily indicative of the amounts that would be realized upon disposition, nor do they indicate the Company's intent or ability to dispose of such instruments.
  Cash and Cash Equivalents: The estimated fair value of cash and cash equivalents approximates carrying value.
  Short-Term and Long-Term Debt: The fair value of the Company's short-term borrowings, which primarily consists of bank borrowings, approximates its carrying value. The estimated fair value of long-term debt, including the current portion, is approximately $135.8 million, compared with a carrying value of $214.0 million, based on discounted cash flows for fixed-rate borrowings, with the fair value of floating-rate borrowings considered to approximate carrying value.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2000, 1999 AND 1998 (CONTINUED)
--------------------------------------------------------------------------------

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

                                Year Ended March 31,
in thousands              2000       1999       1998
----------------------------------------------------
Geographic Areas
 Sales:
 United States      $  234,415 $  220,841 $  360,495
 Germany               123,711    104,516    135,670
 United Kingdom         89,964     97,336    141,203
 Japan                  64,905     67,257     72,465
 Italy                  55,415     53,626     69,444
 Turkey                 56,715     45,824     52,741
 Switzerland            34,168     44,035     83,934
 Netherlands            30,439     32,710     41,114
 Brazil                 13,766     20,550     32,496
 CIS                    29,477      7,233     18,066
 China                  34,306     15,935     17,938
 Other countries       338,445    392,966    467,231
                    --------------------------------
                    $1,105,726 $1,102,829 $1,492,797
                    --------------------------------
 Long-lived Assets:
 United States      $   25,348 $   28,126
 Brazil                 27,038     28,323
 Greece                 16,565     19,951
 Turkey                 14,022     14,205
 Malawi                 13,406     13,879
 United Kingdom         10,352     11,481
 CIS                    11,622      6,535
 Other countries        28,285     32,889
                    ---------------------
                    $  146,638 $  155,389
                    ---------------------

  One tobacco customer accounted for 18.4%, 20.0% and 24.1% of total sales in 2000, 1999 and 1998, respectively. Another tobacco customer accounted for 11.4% of total sales in 2000 and less than 10% in 1999 and 1998.

                                                    Year Ended March 31,
in thousands                                  2000        1999        1998
--------------------------------------------------------------------------
Sales:
 Tobacco                                $  882,648  $  881,903  $1,149,780
 Nontobacco                                223,078     220,926     343,017
                                        ----------------------------------
                                        $1,105,726  $1,102,829  $1,492,797
                                        ----------------------------------
Interest Income:
 Tobacco                                $    1,795  $    2,166  $    1,744
 Nontobacco                                    289         542         976
                                        ----------------------------------
                                        $    2,084  $    2,708  $    2,720
                                        ----------------------------------
Interest Expense:
 Tobacco                                $   33,720  $   33,821  $   29,790
 Nontobacco                                  4,773       6,178       8,019
                                        ----------------------------------
                                        $   38,493  $   39,999  $   37,809
                                        ----------------------------------
Depreciation and Amortization Expense:
 Tobacco                                $   18,363  $   19,886  $   16,571
 Nontobacco                                  2,983       3,422       3,914
                                        ----------------------------------
                                        $   21,346  $   23,308  $   20,485
                                        ----------------------------------
Equity in Earnings of Affiliates:
 Tobacco                                $      650  $    1,084  $      498
 Nontobacco                                   (435)        --          155
                                        ----------------------------------
                                        $      215  $    1,084  $      653
                                        ----------------------------------
Income Tax Expense:
 Tobacco                                $   10,534  $    8,436  $   10,488
 Nontobacco                                    194      (1,091)     (1,719)
                                        ----------------------------------
                                        $   10,728  $    7,345  $    8,769
                                        ----------------------------------
Net Income:
 Tobacco                                $   11,059  $   13,585  $   21,534
 Nontobacco                                   (721)     (5,170)      5,391
                                        ----------------------------------
                                        $   10,338  $    8,415  $   26,925
                                        ----------------------------------
Assets:
 Tobacco                                $  670,359  $  728,261
 Nontobacco                                150,471     150,136
                                        ----------------------
                                        $  820,830  $  878,397
                                        ----------------------
Investment in Affiliates:
 Tobacco                                $   12,096  $   10,699
 Nontobacco                                  3,963       2,083
                                        ----------------------
                                        $   16,059  $   12,782
                                        ----------------------
Capital Expenditures:
 Tobacco                                $   13,943  $   24,697
 Nontobacco                                  2,405       2,373
                                        ----------------------
                                        $   16,348  $   27,070
                                        ----------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


17. Supplemental Guarantor Information

  Standard Commercial Corporation (the "Company") and Standard Wool, Inc. jointly and severally, guarantee on a senior basis to each Holder and the Trustee, the full and prompt performance of Standard Commercial Tobacco
Company, Inc.'s (the "Issuer") obligations under the Indenture and the $115.0 million 8 7/8% Senior Notes Due 2005 (the "Initial Notes"), the issuance of which was closed on August 1, 1998, including the payment of the principal of and interest and additional interest, if any, on the Notes (the Company and Standard Wool, Inc. being referred to herein as "Guarantors" and the guarantees being referred to respectively as the "Parent Guarantee" and the "Standard Wool Guarantee," and together, the "Guarantees"). The Initial Notes was exchanged for new notes (the "Exchange Notes"; together with the Initial Notes, the "Notes") in an exchange offer upon the Issuer's Form S-4 Registration Statement which was completed on December 31, 1998. The form and terms of the Exchange Notes are the same as the form and terms of the Initial Notes (which they replace) except that (i) the Exchange Notes registered under the Securities
Act, will not bear legends restricting the transfer thereof, and (ii) the holders of the Exchange Notes will not be entitled to certain rights under the related Registration Rights Agreement by virtue of consummation of the exchange offer. In addition, all of the issued and outstanding capital stock of the Issuer and Standard Wool, Inc. is pledged by the Company to the Trustee for the benefit of the Holders of the Notes as security for the Parent Guarantee.
  a) Each of the Guarantors has fully and unconditionally guaranteed on a joint and several basis the performance and punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all of the Issuer's obligations under the Notes and the related indenture, including its obligations to pay principal, premium, if any, and interest with respect to the Notes. The obligation of each Guarantor is limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, can be guaranteed by the relevant Guarantor without resulting in the obligations of such Guarantor under its Guarantee constituting a fraudulent conveyance or fraudulent transfer under applicable federal or state law. Each of the Guarantees is a guarantee of payment and not collection. Each Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Guarantor in an amount PRO RATA, based on the assets less liabilities of each Guarantor determined in accordance with generally accepted accounting principles ("GAAP").
  Each Guarantor that makes a payment or distribution shall be entitled to a contribution from each other Guarantor in an amount PRO RATA, based on the net assets of each Guarantor, determined in accordance with GAAP. Each Guarantor may consolidate with or merge into or sell its assets to the Issuer, or with other Persons upon the terms and conditions set forth in the Indenture. In the event (A) more than 49% of the Capital Stock of Standard Wool, Inc. is sold by the Company or (B) more than 49% of the consolidated assets of Standard Wool, Inc. are sold in compliance with all of the terms of the Indenture, the
Standard Wool Guarantee will be released. Management has determined that separate, full financial statements of the Guarantors would not be material to investors and therefore such financial statements are not provided. The following supplemental combining financial statements present information regarding the Guarantors and the Issuer.
  b) Each of the Guarantors has accounted for their respective subsidiaries on the equity basis.
  c) Certain reclassifications were made to conform all of the financial information to the financial presentation on a consolidated basis. The principal eliminating entries eliminate investments in subsidiaries and intercompany balances.
  d) Included in the balance sheets are certain related party balances among borrower, the guarantors and non-guarantors. Due to the Company's world-wide operations, related party activity is included in most balance sheet accounts.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2000, 1999 AND 1998 (CONTINUED)
--------------------------------------------------------------------------------

Standard Commercial Corporation

Supplemental Combining Balance Sheets
Year Ended March 31, 2000

                             Standard
                           Commercial     Standard                      Other
                          Tobacco Co.   Commercial     Standard  Subsidiaries
                                 Inc.  Corporation   Wool, Inc.         (Non-
in thousands                 (Issuer)  (Guarantor)  (Guarantor)   Guarantors)  Eliminations     Total
                          ---------------------------------------------------------------------------
Assets
Cash                         $    812     $    120      $    42      $ 37,375                $ 38,349
Receivables                    27,107        1,522           95       198,576                 227,300
Intercompany receivables      135,750       61,379           84         9,857      (207,070)
Inventories                   130,589                                 209,855                 340,444
Prepaids and other                158          446            1         4,587                   5,192
Marketable securities                            1                        585                     586
                          ---------------------------------------------------------------------------
 Current assets               294,416       63,468          222       460,835      (207,070)  611,871
Property, plant and
 equipment                     22,299                        24       124,315                 146,638
Investment in
 subsidiaries                  88,996      181,921       32,349       149,783      (453,049)
Investment in affiliates                                               16,059                  16,059
Other noncurrent assets         4,004        9,468                     32,790                  46,262
                          ---------------------------------------------------------------------------
 Total Assets                $409,715     $254,857      $32,595      $783,782     $(660,119) $820,830
                          ---------------------------------------------------------------------------
Liabilities
Short-term borrowings        $ 10,212     $             $            $251,847     $          $262,059
Current portion of long-
 term debt                      2,940                                  11,385                  14,325
Accounts payable               11,824          576           30       119,685                 132,115
Intercompany payables          95,556       41,142        1,615        68,757      (207,070)
Taxes accrued                  12,670       (5,643)                     2,756                   9,783
                          ---------------------------------------------------------------------------
 Current liabilities          133,202       36,075        1,645       454,430      (207,070)  418,282
                          ---------------------------------------------------------------------------
Long-term debt                115,000                                  15,645                 130,645
Convertible subordinated
 debentures                                 69,000                                             69,000
Retirement and other
 benefits                       9,039          682                     10,815                  20,536
Deferred taxes                   (933)      (1,557)                     9,008                   6,518
                          ---------------------------------------------------------------------------
 Total liabilities            256,308      104,200        1,645       489,898      (207,070)  644,981
                          ---------------------------------------------------------------------------
Minority interests                                                     26,772                  26,772
Shareholders' Equity:
Common stock                      993        3,121       32,404       155,220      (188,617)    3,121
Additional paid-in
 capital                      130,860      102,986                     60,564      (191,424)  102,986
Unearned restricted
 stock plan compensation         (549)         (23)          (6)       (1,025)                 (1,603)
Treasury stock                              (4,250)                                            (4,250)
Retained earnings              44,711       97,177        5,934       100,707      (151,352)   97,177
Accumulated other
 comprehensive income         (22,608)     (48,354)      (7,382)      (48,354)       78,344   (48,354)
                          ---------------------------------------------------------------------------
Total shareholders'
 equity                       153,407      150,657       30,950       267,112      (453,049)  149,077
                          ---------------------------------------------------------------------------
Total Liabilities and
 Equity                      $409,715     $254,857      $32,595      $783,782     $(660,119) $820,830
                          ---------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

SUPPLEMENTAL COMBINING BALANCE SHEETS

Year Ended March 31,
1999
                             Standard
                           Commercial     Standard                      Other
                          Tobacco Co.   Commercial     Standard  Subsidiaries
                                 Inc.  Corporation   Wool, Inc.         (Non-
(in thousands)               (Issuer)  (Guarantor)  (Guarantor)   Guarantors)  Eliminations     Total
                          ---------------------------------------------------------------------------
Assets
Cash                         $    863     $             $    52      $ 42,852     $          $ 43,767
Receivables                    25,614        2,169          113       201,014                 228,910
Intercompany receivables      132,909       16,401           70        24,190      (173,570)
Inventories                   122,889                       851       253,182                 376,922
Prepaids and other                246          557            6         4,544                   5,353
Marketable securities                            1                        655                     656
                          ---------------------------------------------------------------------------
 Current assets               282,521       19,128        1,092       526,437      (173,570)  655,608
Property, plant and
 equipment                     24,360                        80       130,949                 155,389
Investment in
 subsidiaries                  82,804      222,980       32,889       149,783      (488,456)
Investment in affiliates                                               12,782                  12,782
Other noncurrent assets         5,675       10,280                     38,663                  54,618
                          ---------------------------------------------------------------------------
 Total Assets                $395,360     $252,388      $34,061      $858,614     $(662,026) $878,397
                          ---------------------------------------------------------------------------
Liabilities
Short-term borrowings        $            $      4      $            $280,583     $          $280,587
Current portion of long-
 term debt                                                             12,646                  12,646
Accounts payable               11,495          732           32       137,174                 149,433
Intercompany payables          56,372       32,650        1,852        82,696      (173,570)
Taxes accrued                   7,757       (2,274)                     8,676                  14,159
                          ---------------------------------------------------------------------------
 Current liabilities           75,624       31,112        1,884       521,775      (173,570)  456,825
Long-term debt                117,940                                  26,221                 144,161
Convertible subordinated
 debentures                                 69,000                                             69,000
Retirement and other
 benefits                       8,556          675                     10,993                  20,224
Deferred taxes                    126       (1,548)                    10,297                   8,875
                          ---------------------------------------------------------------------------
 Total liabilities            202,246       99,239        1,884       569,286      (173,570)  699,085
                          ---------------------------------------------------------------------------
Minority interests                                                     28,307                  28,307

Shareholders' Equity:
Common stock                      993        3,108       25,404       143,718      (170,115)    3,108
Additional paid-in
 capital                      130,860      102,680                     60,564      (191,424)  102,680
Unearned restricted
 stock plan compensation         (730)         (33)          (8)       (1,406)                 (2,177)
Treasury stock at cost                      (4,250)                                            (4,250)
Retained earnings              81,455       89,430        6,601        95,931      (183,987)   89,430
Accumulated other
 comprehensive income         (19,464)     (37,786)         180       (37,786)       57,070   (37,786)
                          ---------------------------------------------------------------------------
 Total shareholders'
  equity                      193,114      153,149       32,177       261,021      (488,456)  151,005
                          ---------------------------------------------------------------------------
 Total Liabilities and
  Equity                     $395,360     $252,388      $34,061      $858,614     $(662,026) $878,397
                          ---------------------------------------------------------------------------

--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2000, 1999 AND 1998 (CONTINUED)
--------------------------------------------------------------------------------
Standard Commercial Corporation

Supplemental Combining Statements of Income and Retained Earnings
Year Ended March 31, 2000

                               Standard     Standard                      Other
                             Commercial   Commercial     Standard  Subsidiaries
                            Tobacco Co.  Corporation   Wool, Inc.         (Non-
in thousands              Inc. (Issuer)  (Guarantor)  (Guarantor)   Guarantors) Eliminations       Total
                          ------------------------------------------------------------------------------
Sales                          $329,190      $             $1,220    $1,022,415    $(247,099) $1,105,726
Cost of sales:
 Materials, services and
  supplies                      292,254                     1,328       921,562     (247,099)    968,045
 Interest                         5,289                                  22,155                   27,444
                          ------------------------------------------------------------------------------
 Gross profit                    31,647                      (108)       78,698                  110,237
Selling, general and
 administrative expenses         14,567        2,293          394        66,560                   83,814
Other interest expense            3,892        5,227                      1,930                   11,049
Other income (expense),
 net                              3,005          165         (187)        2,085                    5,068
                          ------------------------------------------------------------------------------
 Income (loss) before
  income taxes                   16,193       (7,355)        (689)       12,293                   20,442
Income taxes                      5,691       (3,104)                     8,141                   10,728
                          ------------------------------------------------------------------------------
Income (loss) after
 income taxes                    10,502       (4,251)        (689)        4,152                    9,714
Minority interests                                                          409                      409
Equity in earnings of
 affiliates                                                                 215                      215
Equity in earnings of
 subsidiaries                     4,754       14,589           22                    (19,365)
                          ------------------------------------------------------------------------------
 Net income (loss)               15,256       10,338         (667)        4,776      (19,365)     10,338
Retained earnings at
 beginning of period             81,455       89,430        6,601        95,931     (183,987)     89,430
Common stock dividends          (52,000)      (2,591)                                 52,000      (2,591)
                          ------------------------------------------------------------------------------
Retained earnings at end
 of period                     $ 44,711      $97,177       $5,934    $  100,707    $(151,352) $   97,177
                          ------------------------------------------------------------------------------

Supplemental Combining Statements of Income and Retained Earnings
Year Ended March 31, 1999

                               Standard    Standard                      Other
                             Commercial  Commercial     Standard  Subsidiaries
                            Tobacco Co. Corporation   Wool, Inc.         (Non-
in thousands              Inc. (Issuer) (Guarantor)  (Guarantor)   Guarantors)  Eliminations       Total
                          ------------------------------------------------------------------------------
Sales                          $279,734     $ 3,700      $ 1,614    $1,053,459     $(235,678) $1,102,829
Cost of sales:
 Materials, services and
  supplies                      255,698                    1,760       962,236      (235,678)    984,016
 Interest                         4,155                                 22,213                    26,368
                          ------------------------------------------------------------------------------
 Gross profit                    19,881       3,700         (146)       69,010                    92,445
Selling, general and
 administrative expenses         13,988       2,472          514        59,463                    76,437
Other interest expense            6,336       5,233                      2,062                    13,631
Other income (expense),
 net                             10,555       2,558         (201)         (149)                   12,763
                          ------------------------------------------------------------------------------
 Income (loss) before
  income taxes                   10,112      (1,447)        (861)        7,336                    15,140
Income taxes                      3,915      (1,692)                     5,122                     7,345
                          ------------------------------------------------------------------------------
Income (loss) after
 income taxes                     6,197         245         (861)        2,214                     7,795
Minority interests                                                        (464)                     (464)
Equity in earnings of
 affiliates                                                              1,084                     1,084
Equity in earnings
 (losses) of
 subsidiaries                     6,690       8,170       (3,856)                    (11,004)
                          ------------------------------------------------------------------------------
 Net income (loss)               12,887       8,415       (4,717)        2,834       (11,004)      8,415
Retained earnings at
 beginning of period             68,568      82,943       11,318       100,097      (179,983)     82,943
Common stock dividends                       (1,928)                    (7,000)        7,000      (1,928)
                          ------------------------------------------------------------------------------
Retained earnings at end
 of period                     $ 81,455     $89,430      $ 6,601    $   95,931     $(183,987) $   89,430
                          ------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Supplemental Combining Statements of Income and Retained Earnings
Year Ended March 31, 1998

                             Standard
                           Commercial     Standard                      Other
                          Tobacco Co.   Commercial     Standard  Subsidiaries
                                 Inc.  Corporation   Wool, Inc.         (Non-
in thousands                 (Issuer)  (Guarantor)  (Guarantor)   Guarantors)  Eliminations       Total
                          -----------------------------------------------------------------------------
Sales                        $507,986      $ 8,334      $ 3,665    $1,150,448     $(177,636) $1,492,797
Cost of sales:
 Materials, services and
  supplies                    475,860                     3,439     1,046,172      (177,636)  1,347,835
 Interest                       2,573                                  20,003                    22,576
                          -----------------------------------------------------------------------------
 Gross profit                  29,553        8,334          226        84,273      (355,272)    122,386
Selling, general and
 administrative expenses       12,312        2,638          314        64,200                    79,464
Other interest expense          7,777        5,412                      2,044                    15,233
Other income (expense),
 net                              (61)           4         (370)        9,799                     9,372
                          -----------------------------------------------------------------------------
 Income (loss) before
  income taxes                  9,403          288         (458)       27,828                    37,061
Income taxes                    3,344          339                      5,086                     8,769
                          -----------------------------------------------------------------------------
Income (loss) after
 taxes                          6,059          (51)        (458)       22,742                    28,292
Minority interests                                                     (2,020)                   (2,020)
Equity in earnings of
 affiliates                       363                                     290                       653
Equity in earnings of
 subsidiaries                  16,039       26,976        4,973                     (47,988)
                          -----------------------------------------------------------------------------
 Net income                    22,461       26,925        4,515        21,012       (47,988)     26,925
Retained earnings at
 beginning of period           46,107       58,089        6,803        79,085      (131,995)     58,089
Common stock dividends                      (2,071)                                              (2,071)
                          -----------------------------------------------------------------------------
Retained earnings at end
 of year                     $ 68,568      $82,943      $11,318    $  100,097     $(179,983) $   82,943
                          -----------------------------------------------------------------------------

Condensed Supplemental Combining Statements of Cash Flows
Year Ended March 31, 2000

                             Standard
                           Commercial     Standard                      Other
                          Tobacco Co.   Commercial     Standard  Subsidiaries
                                 Inc.  Corporation   Wool, Inc.         (Non-
in thousands                 (Issuer)  (Guarantor)  (Guarantor)   Guarantors)  Eliminations   Total
                          -------------------------------------------------------------------------
Cash provided by
 operating activities         $(9,241)      $2,715          $ 3       $49,645          $    $43,122
Cash flows from
 investing activites:
Property, plant and
 equipment:
 Additions                     (1,484)                      (13)      (14,851)              (16,348)
 Disposals                        143                                   3,032                 3,175
Business (adquisiitons)
 dispositions                                                          (3,230)               (3,230)
                          -------------------------------------------------------------------------
 Cash provided by (used
  in) investing
  activities                   (1,341)                      (13)      (15,049)              (16,403)
Cash flows from
 financing activities:
Proceeds from long-term
 borrowings                                                             2,494                 2,494
Repayment of long-term
 borrowings                                                           (13,831)              (13,831)
Net change in short-term
 borrowings                    10,212           (4)                   (28,736)              (18,528)
Dividends paid, net of
 tax                                        (2,591)                                          (2,591)
Other                             319                                                           319
                          -------------------------------------------------------------------------
 Cash used for financing
  activities                   10,531       (2,595)                   (40,073)              (32,137)
Net increase (decrease)
 in cash for year                 (51)         120          (10)       (5,477)               (5,418)
Cash at beginning of
 period                           863                        52        42,852                43,767
                          -------------------------------------------------------------------------
Cash at end of period         $   812       $  120          $42       $37,375          $    $38,349
                          -------------------------------------------------------------------------
Supplemental
 disclosures:
 Cash paid during the
   year:
 Interest                     $11,452       $5,386          $         $23,263       $       $40,101
 Income taxes                 $ 1,836       $ (274)         $         $14,650       $       $16,212

--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2000, 1999 AND 1998 (CONTINUED)
--------------------------------------------------------------------------------
Standard Commercial Corporation

Condensed Supplemental Combining Statements of Cash Flows
Year Ended March 31, 1999

                               Standard     Standard                      Other
                             Commercial   Commercial     Standard  Subsidiaries
                            Tobacco Co.  Corporation   Wool, Inc.         (Non-
in thousands              Inc. (Issuer)  (Guarantor)  (Guarantor)   Guarantors)  Eliminations    Total
                          ----------------------------------------------------------------------------
Cash provided by
 operating activities          $(11,319)     $ 1,866        $(145)     $ 56,206        $      $ 46,608
Cash flows from
 investing activities:
Property, plant and
 equipment:
 Additions                       (6,283)                      (45)      (20,742)               (27,070)
 Disposals                        4,418                                   8,197                 12,615
Business (acquisitions)
 dispositions                                                           (10,738)               (10,738)
                          ----------------------------------------------------------------------------
 Cash provided by (used
  in) investing
  activities                     (1,865)                      (45)      (23,283)               (25,193)
Cash flows from
 financing activities:
Proceeds from long-term
 borrowings                                                               1,643                  1,643
Repayment of long-term
 borrowings                                                              (5,373)                (5,373)
Net change in short-term
 borrowings                                        4                     (6,326)                (6,322)
Dividends received
 (paid)                           7,000       (1,928)                    (7,000)                (1,928)
Other                               216                                                            216
                          ----------------------------------------------------------------------------
 Cash used for financing
  activities                      7,216       (1,924)                   (17,056)               (11,764)
Net increase (decrease)
 in cash for period              (5,968)         (58)        (190)       15,867                  9,651
Cash at beginning of
 period                           6,831           58          242        26,985                 34,116
                          ----------------------------------------------------------------------------
Cash at end of period          $    863      $              $  52      $ 42,852        $      $ 43,767
                          ----------------------------------------------------------------------------
Supplemental
 disclosures:
 Cash paid during the
  year:
 Interest                      $ 10,816      $ 5,282        $ 103      $ 24,042               $ 40,243
 Income taxes                  $  2,761      $              $          $  9,680               $ 12,441

Condensed Supplemental Combining Statements of Cash Flows
Year Ended March 31, 1998

                             Standard
                           Commercial     Standard                      Other
                          Tobacco Co.   Commercial     Standard  Subsidiaries
                                 Inc.  Corporation   Wool, Inc.         (Non-
in thousands                 (Issuer)  (Guarantor)  (Guarantor)   Guarantors)  Eliminations    Total
                          --------------------------------------------------------------------------
Cash provided by
 operating activities        $(53,388)    $(47,312)        $144       $22,672       $       $(77,884)
Cash flows from
 investing activities:
Property, plant and
 equipment:
 Additions                     (3,710)                      (38)      (15,984)               (19,732)
 Disposals                        731                        17         9,260                 10,008
Business (acquisitions)
 dispositions                                                          (7,928)                (7,928)
                          --------------------------------------------------------------------------
 Cash provided by (used
  in) investing
  activities                   (2,979)                      (21)      (14,652)               (17,652)
                          --------------------------------------------------------------------------
Cash flows from
 financing activities:
Proceeds from long-term
 borrowings                   109,846                                   3,207                113,053
Repayment of long-term
 borrowings                    (8,667)                                 (8,519)               (17,186)
Net change in short-term
 borrowings                   (36,277)                                (15,292)               (51,569)
Net proceeds of equity
 offering                                   47,043                                            47,043
Other                          (2,806)                                                        (2,806)
                          --------------------------------------------------------------------------
 Cash used for financing
  activities                   62,096       47,043                    (20,604)                88,535
Net increase (decrease)
 in cash for year               5,729         (269)         123       (12,584)                (7,001)
Cash at beginning of
 period                         1,102          327          119        39,569                 41,117
                          --------------------------------------------------------------------------
Cash at end of period        $  6,831     $     58         $242       $26,985       $       $ 34,116
                          --------------------------------------------------------------------------
Supplemental
 disclosures:
 Cash paid during the
  year
 Interest                    $  7,041     $  5,505         $311       $23,303       $       $ 36,160
 Income taxes                $  1,195     $    551         $          $11,585       $       $ 13,331

--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

                                                                         Year ended March 31,
----------------------------------------------------------------------------------------------
In thousands, except share data   2000       1999       1998       1997       1996        1995
----------------------------------------------------------------------------------------------
Sales                       $1,105,726 $1,102,829 $1,492,797 $1,354,270 $1,359,450  $1,213,565
Income taxes                    10,728      7,345      8,769     12,782      6,836      16,370
Income (loss) from
 continuing operations          10,338      8,415     26,925     16,937     (9,442)    (20,494)
Income (loss) from
 discontinued operations             -          -          -          -     10,050     (10,050)
Net income (loss)               10,338      8,415     26,925     16,937        608     (30,544)
Current assets                 611,871    655,608    659,333    571,318    599,601     616,953
Total assets                   820,830    878,397    839,473    735,685    782,824     813,489
Current liabilities            418,282    456,825    440,234    451,213    543,803     563,766
Long-term debt                 199,645    213,161    197,083    139,252    100,818     101,403
----------------------------------------------------------------------------------------------
Average number of shares
 outstanding*               12,956,462 12,842,495 12,377,211  9,639,622  9,621,693   9,603,774
----------------------------------------------------------------------------------------------
Per share
  Basic earnings (loss)
   from continuing
   operations               $     0.80 $     0.66 $     2.18 $     1.72 $    (1.03) $    (2.18)
  Basic earnings (loss)
   from discontinued
   operations                        -          -          -          -       1.04       (1.05)
  Basic net earnings
   (loss)                         0.80       0.66       2.18       1.72       0.01       (3.23)
  Dividends paid                  0.20       0.15          -          -          -           -
  Book value at year end         11.48      11.69      11.68       9.44       8.44        8.95
  Market value at year end        3.50       4.75      15.94      17.88       9.00       13.38

 * Earnings per share and shares outstanding for 1995-1997 have been adjusted for the effect of subsequent stock dividends.
--------------------------------------------------------------------------------

QUARTERLY FINANCIAL DATA (UNAUDITED)
--------------------------------------------------------------------------------


  The purchasing and processing of tobacco and wool are dependent on agricultural cycles and are seasonal in nature. These cycles and this seasonality, together with the timing of shipments and the variations in the mix of sales, causes quarterly flucuations in financial results. Quarterly results, dividends and stock prices for the years ended March 31, 2000 and 1999 follow:

In thousands, except share data     June 30   Sep 30   Dec 31  March 31       Year
----------------------------------------------------------------------------------
2000 Sales                          $246,767 $228,478 $277,916 $352,565 $1,105,726
     Gross profit                     25,490   27,314   25,530   31,903    110,237
     Net income                        1,262    2,210    2,543    4,323     10,338
     Earnings per share - basic        $0.10    $0.17    $0.20    $0.33      $0.80
                        - diluted       0.10     0.17     0.20     0.33      $0.80
     Dividends per share                0.05     0.05     0.05     0.05       0.20
     Market price per share - high      6.63     6.00     3.94     3.75       6.63
                            -   low     3.88     3.94     2.75     3.13       2.75
1999 Sales                          $290,408 $209,044 $268,693 $334,684 $1,102,829
     Gross profit                     24,555   24,656   20,518   22,716     92,445
     Net income                        2,015    4,018      760    1,622      8,415
     Earnings per share - basic        $0.16    $0.31    $0.06    $0.13      $0.66
                        - d iluted      0.16     0.31     0.06     0.13       0.66
     Dividends
     per
     share                              0.00     0.05     0.05     0.05       0.15
     Market price per share - high     16.00    11.00     8.63     9.25      16.00
                            -   low    10.56     7.44     6.38     3.75       3.75

  Standard's common stock is traded on the New York Stock Exchange under the symbol STW. Market prices shown above are the high and low prices as reported by the NYSE. At June 13, 2000 there were 628 shareholders of record.
--------------------------------------------------------------------------------

CORPORATE DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------
Standard Commercial Corporation

Corporate Directors

J Alec G Murray, /1/,/5/ Chairman of the Board of Directors
Marvin W. Coghill, /1/,/4/ Chairman - Tobacco Division
William A. Ziegler, /3/,/4/,/5/ Retired partner, Sullivan & Cromwell, attorneys William S. Barrack, Jr., /2/,/4/ Retired Senior Vice President - Texaco Inc Charles H. Mullen, /2/,/3/,/5/ Retired Chairman and Chief Executive Officer -
 The American Tobacco Company
Daniel M. Sullivan, /3/,/4/ Founder and retired former Chief Executive
 Officer - Frost & Sullivan Inc.
Robert E. Harrison, /1/,/4/,/5/ President, Chief Executive Officer
William S. Sheridan, /2/,/3/ Senior Vice President and Chief Financial Officer,
 Sotheby's Holdings, Inc.
B. Clyde Preslar, /2/,/4/ Vice President Finance and Chief Financial Officer, Lance, Inc.
Mark W. Kehaya, Consultant, Former VP - Tobacco Division
----------
/1/  Denotes member of Executive Committee
/2/  Denotes member of Audit Committee
/3/  Denotes member of Compensation Committee
/4/  Denotes member of Finance Committee
/5/  Denotes member of Nominating Committee

Corporate Officers
Robert E. Harrison, President and Chief Executive Officer
Henry C. Babb, Vice President - Public Affairs, General Counsel and Secretary Ery W. Kehaya II, Vice President
Michael K. McDaniel, Vice President - Human Resources
Robert A. Sheets, Vice President and Chief Financial Officer
Keith H. Merrick, Vice President and Treasurer
Hampton R. Poole, Jr., Vice President and Controller
Timothy S. Price, Vice President - Business Planning and Development Krishnamurthy Rangarajan, Vice President and Assistant Secretary
--------------------------------------------------------------------------------

CORPORATE DIRECTORS AND OFFICERS
AND DIVISION MANAGEMENT
--------------------------------------------------------------------------------

Tobacco Division Management
Marvin W. Coghill, Chairman
Alfred F. Rehm, President
John H. Saunders, Senior Vice President - Sales
Edward C. Dilda, Vice President - Processing
Robert J. Zonneveld, Vice President - Finance
Simon J. P. Green, Vice President & Regional Manager - Confederation of
 Independent States
Ery W. Kehaya II, Vice President & Regional Manager - North America Robin H. B. Kilner, Vice President & Regional Manager - Africa
Edward A. Majeski, Vice President & Regional Manager - South America
J. Pieter Sikkel, Vice President & Regional Manager - Asia
Constantin J. W. von Esebeck, Vice President & Regional Manager-Europe Duncan B. Meech, Vice President - Far East & Manager Of UK Office

Tobacco Companies
*Standard Commercial Tobacco Co Inc Wilson, North Carolina
*CRES Tobacco Company Inc, King, North Carolina
*CRES Neva Co, Ltd., St Petersburg, Russia
*Adams International Ltd, Bangkok, Thailand
*Exelka SA, Salonica, Greece
*Siam Tobacco Export Corporation Limited Chiengmai, Thailand
*Trans-Continental Tobacco India Pvt Limited Guntur, India
*Meridional de Tabacos Ltda Santa Cruz do Su, Brazil
*Spierer Freres & Cie SA, Geneva, Switzerland
*Spierer Tutun Ihracat Sanayi Ticaret AS Izmir, Turkey
*Stancom Tobacco Company (Malawi) Limited Lilongwe, Malawi
*Stancom Tobacco (Private) Limited Harare, Zimbabwe
*Standard Commercial Tobacco Co of Canada Ltd, Tillsonburg, Ontario, Canada *Standard Commercial Tobacco Company (UK) Ltd, Godalming, Surrey, England *Tobacco Processors Lilongwe Ltd Lilongwe, Malawi
*Transcatab SpA, Caserta, Italy
*Trans-Continental Leaf Tobacco Corporation Vaduz, Liechtenstein
*Werkhof GmbH, Hamburg, Germany
*World Wide Tobacco Espana, Benavente, Spain
--------------------------------------------------------------------------------

CORPORATE DIRECTORS AND OFFICERS
AND DIVISION MANAGEMENT (CONTINUED)
--------------------------------------------------------------------------------
Standard Commercial Corporation

Wool Division Management
Paul H. Bicque, Managing Director
Ian Kent, Financial Director
Louis Booysen, Director - South Africa
Paul T. Hughes, Director - United Kingdom
Harald Menkens, Director - Germany
Jean-Marie Rabeisen, Director - France
Geoffrey M. Stooke, Director - Australia
Frank Rountree Jr., Director - U.S.
Claudio Ulrich, Director - Argentina
Hugh Ensor, Director - New Zealand
Englebert Dierckx - Specialty Fibers

Wool Companies
*Standard Wool Inc, Columbia, South Carolina
*S H Allen & Sons (Pty) Ltd, Melbourne, Australia
*Standard Wool Argentina SA Buenos Aires, Argentina
*Standard Wool Australia (Pty) Limited Fremantle, Australia
*Standard Wool (Chile) SA, Punta Arenas, Chile
*Standard Wool Deutscheland GmbH Bremen, German
*Standard Wool France SA, Tourcoing, France and Biella, Italy
*Standard Wool South Africa (Pty) Ltd Port Elizabeth, South Africa
*Standard Wool (UK) Limited, Bradford, England
*Tentler & Co BV, Dongen, Netherlands
*Standard Wool New Zealand Ltd, Christchurch, New Zealand
--------------------------------------------------------------------------------

                              Investor Information

Shareholders                            Trustee for 8 7/8% Senior Notes Due
Inquiries and information Requests      2005
should be directed to:                  Suntrust Bank
Corporate Secretary                     919 East Main Street
Standard Commercial Corporation         Richmond, VA 23219
P.O. Box 450                            Contact: Kelly Pickerel
Wilson NC 27894-0450                    Telephone: 804-782-7323
Contact: Henry C. Babb                  Fax: 804-782-7855
Telephone: 252-291-5507
Fax: 252-237-0018                       Independent Auditors
                                        Deloitte & Touche, LLP
Dividend Policy                         150 Fayetteville Street Mall
It is the policy of the Company to      P.O. Box 2778
pay cash dividends on its common        Raleigh NC 27602
stock as business conditions permit.
                                        2000 Annual Meeting
Dividend Reinvestment Plan              August 8, 2000, 12 noon
Shareholders may acquire stock          Hardy Alumni Hall
through automatic reinvestment of       400 Atlantic Christian Drive
cash dividends and/or optional cash     Wilson, North Carolina
investments without payment of
brokerage commissions or service        10-K Report
fees.                                   A copy of the Company's annual
                                        report to the Securities and
For information about dividend          Exchange Commission on Form 10-K is
reinvestment or optional cash           available without charge to
investments, write to the Corporate     shareholders upon written request to
Secretary or Dividend Disbursing        the Corporate Secretary.
Agent.
                                        Standard Commercial Corporation
Common Stock Transfer Agent and         Mailing address
Registrar, and Dividend Disbursing      P.O. Box 450
Agent                                   Wilson NC 27894-0450
Listed: NYSESymbol: STW

                                        Street address
First Union National Bank               2201 Miller Road
Shareholders Services                   Wilson NC 27893
Corporate Trust Group                   Telephone: 252-291-5507
1525 West W.T. Harris, Blvd.            Fax: 252-237-0018
Charlotte NC 28262-1153 or              Telex: 802840 (STANCOM WISN)
Contact: Joan K. Kaprinski

Telephone: 704-590-7388 or              Website:
1-800-829-8432                          www.sccgroup.com
Fax: 704-590-7598
                                        E-mail
Trustee for Convertible                 investor@sccgroup.com
Subordinated Debentures
Listed: NYSESymbol: STW H

First Union National Bank
Corporate Trust Bond Administration
230 S. Tryon Street, 9th Floor
Charlotte NC 28288-1179
Contact: Shannon S. Schwartz
Telephone: 704-374-2075
Fax: 704-383-7316