Form 10-K, Exhibit 13
period 2001-03-31
STANDARD COMMERCIAL CORP
filed 2001-06-21
CIK 93319

                        STANDARD COMMERCIAL CORPORATION
                               Mission Statement

                     To be the most respected purchaser and
              processor of tobacco and wool products in the world.


                    Business Description, Strategy and Goals

In today's global and fast-changing world, Standard Commercial stands out as one of the leaders in the leaf tobacco and wool industries. Since its founding in 1910, Standard has been a multinational corporation -- long before many corporations began to look beyond their early geographic markets for expansion.

It is this view and presence that has enabled Standard to grow and prosper over the years into one of the largest purchasers and processors of leaf tobacco and wool in the world.

As the Company continues its pursuit of profitable growth, it is driven by a philosophy and culture which encourages our people to see themselves as business owners of the corporation -- people who work together to continuously try harder to justify our customers' business.

The Company's goal is to continue to seek opportunities to enhance shareholder value, which justify our investors' decision to own our stock. We believe that opportunities do and will continue to exist for the company that is prepared to adapt to a changing global marketplace.

Standard Commercial Corporation is headquartered in Wilson, NC and its stock trades on the New York Stock Exchange under the symbol STW.

                                                                          [LOGO]
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------
Standard Commercial Corporation


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

Financial Highlights
Dollar amounts in thousands except share information

For years ended March 31                         2001       2000       1999
---------------------------------------------------------------------------
Sales                                      $1,116,884 $1,105,726 $1,102,829
Net income before extraordinary item           19,493     10,338      8,415
Net income after extraordinary item            22,693     10,338      8,415
Earnings per share
 Basic before extraordinary item                $1.48      $0.80      $0.66
 Diluted before extraordinary item              $1.47      $0.80      $0.66
 Basic after extraordinary item - net           $1.73      $0.80      $0.66
 Diluted after extraordinary item - net         $1.68      $0.80      $0.66
Net income before extraordinary item as a
 percentage of sales                             1.7%       0.9%       0.8%

At year-end
---------------------------------------------------------------------------
Working capital                              $199,024   $193,589   $198,783
Working capital ratio                       1.64:1.00  1.46:1.00  1.44:1.00
Market price per share                          11.75       3.50       4.75
---------------------------------------------------------------------------

CONTENTS

Business Description, Strategy and Goals ................................. IFC
Financial Highlights .....................................................   1
Letter to Shareholders ...................................................   2
Management's Discussion and Analysis of Results of Operations and
 Financial Condition .....................................................   5
Independent Auditors' Report .............................................  11
Company Report on Financial Statements ...................................  12

Consolidated Financial Statements ........................................  13
Notes to Consolidated Financial Statements ...............................  18
Selected Financial Data ..................................................  33
Quarterly Financial Data .................................................  34
Corporate Directors and Officers, and Division Management and Principal
 Trading Companies .......................................................  35
Investor Information ..................................................... IBC

--------------------------------------------------------------------------------

                                                                          [LOGO]
LETTER TO SHAREHOLDERS
--------------------------------------------------------------------------------
Standard Commercial Corporation


Dear Fellow Investors:

   Making a difference; that has been our theme for the past year and I am very pleased that our Company has made a difference both in terms of financial performance and investor results. Last year we were justifiably proud of our earnings accomplishments in a tough competitive environment. However, the market took a wait and see attitude. This year we made even greater progress in performance and leveraged these gains by improving our balance sheet--proof of our global mission to provide a fair return to justify your investment in us. The result of this ongoing commitment is now being recognized by the investment community and is providing value for our shareholders.

   During the past year the Tobacco Division's primary goal was to create a predictable, growing earnings base and a reliable free cash flow stream. Significant progress has been made toward this goal. Our investments in Brazil and Russia contributed as planned and we are extremely pleased with the performance of these units and positive customer reactions. Based on improving outlooks for the Brazilian market and customer encouragement, we installed a second processing line in our Brazilian facility that went on line in March 2001. The CRES facility in Russia continues to operate at near capacity, as demand for this value-added product remains strong. In the US, our focus on providing superior quality products enabled us to gain market share in this key market. Tough decisions were also taken to improve our global operations. We exited the Tanzanian market as that area has not met our performance targets. We also concluded a swap of our oriental tobacco operations in Greece and Turkey where we traded our 51% ownership in Greece for the 49% minority position in Turkey. The net result is that we now own 100% of our Turkish subsidiary. We continue to participate in the Greek oriental market and recently began contracting for the 2001 crop with a potential joint venture partner. We also reorganized our operations in Argentina to cut costs and improve returns. This was accomplished with minimal disruption and will further strengthen our South American operations.

   In the US, realizing that changes in the auction system were imminent, we developed and instituted pilot programs to be able to adapt to new requirements and ways of doing business. We focused on building good relationships with farmers to ensure that we would have uninterrupted access to high quality US leaf tobacco. This project has us well positioned as the trend toward contracting continues. We have expanded our flue-cured contract-buying program for the upcoming year and early estimates are as much as 80% of the US flue-cured crop will be purchased by direct contract. We will still buy at auction, and feel confident that we can accommodate the changes taking place in the US leaf markets with a minimum of disruption and no negative earnings impact.

   Despite the negative news coverage on the political turmoil in Zimbabwe, we fully expect the upcoming crop to be marketed in a profitable manner. While the total crop size is expected to be down from 237 million kilos to approximately 190 million kilos, the auction floors are open and tobacco is being purchased and sold to customers. While we certainly hope for more stability in this large flue-cured producing market, your Company is well prepared to adapt to any shift in sourcing requirements should they occur.

--------------------------------------------------------------------------------

                                                                          [LOGO]
--------------------------------------------------------------------------------


   In addition to the external changes, we continue to make decisions to run our business in a manner consistent with our Mission Statement. We continue to focus on our key growth areas of the former Soviet Union and Asia. We have reorganized our customer sales teams to focus on enhanced customer service and better internal accountability with less duplication of effort. We continue to concentrate on improving utilization of assets and maintaining prudent levels of uncommitted inventory. These actions improved our receivables and inventory turnover ratios and continue to improve our asset turnover ratio. All in all, these are solid achievements in a changing environment.

   The challenge given to the Wool Division this past year was to cut costs and return to profitability. The uncompromising attention to this strategy, combined with a stabilizing market environment and a shift to more profitable segments of the business, resulted in returning the division to a profitable operating income for the first time in the last five years. Net income was a solid $2.4 million.

   The wool industry was not materially impacted by the outbreak of hoof and mouth disease in Europe earlier this year. Even though large numbers of sheep were destroyed, the bulk of those animals were for the meat market, not wool shearing. This issue did result in some delays, but they are not expected to have a material impact going forward.

   With market conditions stabilizing over the last fiscal year, the prospects for further improvements are encouraging. There are opportunities for growth in the client base with improving demand in China, India and Eastern Europe along with product innovations to promote more wool usage. Radically reduced stockpiles, both for old and fresh wool in Australia, have set the stage for more balanced trading conditions. Prices and demand for derivative products, such as lanolin, are at a stable level and are expected to remain firm in this fiscal year. We will be in a position to profitably leverage our recent investment in a new lanolin facility in France.

   On the Corporate side, we used the growing free cash flow of both divisions to further strengthen our balance sheet. We initiated a debt repurchase program to take advantage of the discounts offered on our Convertible Bonds. To date, we have repurchased $17.3 million of these notes at an aftertax gain of $3.2 million. We combined this with a continued focus on reducing inventory to prudent levels. Our uncommitted inventories remain at the low side of our previously set target range of $30 to $60 million, due to the disciplined buying and selling efforts of our global tobacco personnel. All these steps are driving improved financial performance that is finally being recognized by the investment community.

   Looking ahead to next year, we remain excited about our Company's prospects. We are confident that we will be able to build on these gains and further improve our performance. Our focus in the coming year will be to leverage our strong position in Asia and take advantage of beneficial tariff structures in the ASEAN countries to continue to grow our business across the region. We are updating our internal systems to prepare our Company for the rapidly changing requirements of e-commerce applications. We will continue to evaluate our markets to ensure we have the right mix of people, assets and strategies in place to maintain the momentum of the last few years.

   The focus of the Wool Division will be on those actions necessary to further improve profit margins and cashflows. We continue to take a leadership role in the search for new uses of this traditional fiber to position ourselves profitably in the supply chain.

--------------------------------------------------------------------------------

                                                                          [LOGO]
LETTER TO SHAREHOLDERS (CONTINUED)
--------------------------------------------------------------------------------
Standard Commercial Corporation


   With all the changes occurring in our core business, we remain focused on improving our financial position and strengthening our balance sheet. Free cash flow targets have been established that support the Company goals of repurchasing debt while supporting rational growth. We remain committed to providing our employees new tools and education initiatives to support our Mission Statement and be in a position to benefit from changes ongoing in our industry. The next years will likely see further industry evolution and we will be prepared to lead in a disciplined and rational manner consistent with the high standards set by the Company Mission Statement.

   These are exciting times in both our industries and I would like to thank our employees for their dedication and commitment to excellence that are yielding these improvements. I would also like to thank our customers for their support and involvement in our ongoing efforts to provide even better service.

   In closing, I would like to expressly thank Marvin Coghill who retired last fall. Marvin has dedicated his entire life to the Standard family and seen many changes in his 44 years with the Company. His contributions over the past four and a half decades of tireless dedication and belief in the industry have set the standard to which we must aspire.


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

General
   The Company is principally engaged in purchasing, processing, storing, selling and shipping leaf tobacco. The Company also purchases, processes and sells various types of wool. For both the tobacco and wool businesses, the ability to obtain raw materials at favorable prices is an important element of profitability, although it is generally more important for wool than for tobacco because some customers pay the Company to purchase and process tobacco on a cost-plus basis. Obtaining raw materials at favorable prices must be coupled with a thorough knowledge of the types and grades of raw materials to assure the profitability of processing and blending to a customer's specifications. Processing is capital-intensive and profit depends on the volume of material processed and the efficiency of the factory operations. Due to the much larger number of dealers and customers for wool and the far more numerous trades involved, wool revenue tends to be more susceptible to market price fluctuations than tobacco.
   Historically, the cost of the Company's materials, services and supplies has exceeded 85% of revenues. In the wool business, freight charges are also a significant element of the cost of sales. The cost of raw materials, interest expense and certain processing and freight costs are variable and thus are related to the level of sales. Most procurement costs (other than raw materials), certain processing costs, and most selling, general and administrative expenses ("SG&A") are fixed. The major elements of SG&A are employee costs, including salaries, and marketing expenses.
   Tobacco purchases and sales are generally denominated in U.S. dollars, whereas wool purchases and sales are typically denominated in the currency of the source country and destination country, respectively. The Company regularly monitors its foreign exchange position and has not experienced material gains or losses on foreign exchange fluctuations. The Company enters into forward contracts solely for the purpose of limiting its exposure to short-term changes in foreign exchange rates.
   Assets and liabilities of foreign subsidiaries are translated at period-end exchange rates. The effects of these translation adjustments are reported in other comprehensive income/(loss). Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved and translation adjustments in countries with highly inflationary economies are included in net income.

Global Market Conditions
   A variety of external factors affected both the tobacco and wool markets worldwide during the fiscal year ended March 31, 2001.
   Tobacco Market Conditions. In the U.S. market, price increases resulting from the 1998 settlement between the cigarette manufacturers and the states for health care claims have been absorbed by the marketplace. Consequently, demand is returning to more normalized levels. Despite continued quota cuts, prices of US leaf remain high and there are still substantial stocks of tobacco in the stabilization pools. There is a growing trend to direct contracting leaf requirements as opposed to the historical auction system. In most cases, the cigarette manufacturers are contracting directly with the farmers for their requirements. The Company acts as a contracting and receiving agent in many of these instances and is compensated for these services. The tobacco is still processed in our facilities and we receive processing revenue. Consequently, the Company's sales revenues will be lower going forward. This trend should not have a material impact on earnings due to the service income. It is estimated that up to 80% of the entire US flue-cured crop will go under contract. The remainder will still be sold at auction. The Company is prepared for this change in procurement method in the US.
   Political turmoil continues to affect the Zimbabwe tobacco crop. This has not had a material impact on the Company's operations in
--------------------------------------------------------------------------------

                                                                          [LOGO]
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)
--------------------------------------------------------------------------------
Standard Commercial Corporation

this country. The fiscal 2002 crop is expected to be reduced from 237 million kilos last year, to approximately 190 million kilos. This crop is coming to market currently. The remaining effects of the prior years global oversupply of leaf tobacco has resulted in a crop holiday in India. This is expected to be lifted for the coming year's crop and supplies of low-cost filler style tobaccos will be available.
   Global supply and demand for flue-cured and burley styles of leaf tobacco appear to be in a balanced situation. An oversupply of oriental styles of tobacco remains. Most of the stock is held by the Turkish monopoly.
   Wool Market Conditions. The recent price increases in the synthetic fiber markets, as a result of rising oil prices, have opened up new opportunities for natural fibers in textiles. Major fashion houses have brought natural fibers into their collections and as a result demand for wool has improved.
   The steady reduction of the old wool stockpile and the gradual reduction of wool production overall, with slow growth forecast for Australia only, is expected to lead to shortages of certain wool types within the next 12 months. Asian markets are stabilizing, with China showing steadily increasing demand for wool. Consequently, wool prices have increased substantially with the benchmark Australian Eastern Market Indicator moving up from 682 cents (Australian) at March 31, 2000 to 839 cents (Australian) at March 31, 2001.
   Consumer spending in key areas in Europe and the US has improved and the fashion world continues to show positive signs towards the use of natural fibers, with wool being the major component. Notwithstanding the improvement, and because of the changing nature of fashion, the industry continues its research into new application fields for wool fiber.

Business Acquisitions and Dispositions

   During the fiscal year ended March 31, 2001, the Company made two major dispositions. Based on weak market fundamentals, the Company exited the Tanzanian tobacco market. All assets were sold and a net loss of $5.7 million was recorded. Also in fiscal 2001, the Company traded its 51% ownership interest in its Greek subsidiary for the remaining 49% ownership interest in its Turkish operation. This was accomplished for tax purposes, as a tax-free exchange of assets subject to a private-letter ruling from the Internal Revenue Service of the US. For financial statement purposes, the transaction was recorded at fair value. Consequently, we now own 100% of the Turkish subsidiary and have only a limited trading presence in Greece.

Results of Operations

Comparison of the year ended March 31, 2001 to the Year ended March 31, 2000

   Sales. Sales for the twelve months ended March 31, 2001 were $1,117 million, a slight increase from a year earlier. Sales of $887 million for the tobacco division were up marginally from the corresponding period in 2000. Sales of
U.S. flue cured were up significantly but were offset by reduced sales of U.S. burley, as the U.S. burley market shifted to direct contracting by cigarette manufacturers. Overall, tobacco volume was up 6.8% due to higher sales in North America, Brazil, Asia and Russia. Although positive for the region as a whole, Asian sales were impacted negatively by the crop holiday in India. Africa was slightly down for the year due to delays in bringing the prior years crop to market and the decision to exit Tanzania. Sales in Europe were down mostly in the oriental tobacco segment as there is still an oversupply of these tobaccos and the mid-year exchange of our Greek and Turkish ownership interest, as described in the Business Acquisitions/Dispositions section above. Consequently only partial year sales results were consolidated for Greece.
   Nontobacco sales for the twelve months ended March 31, 2001 of $230 million were up 3.1% from the prior year primarily as the result of a slight increase in the volume of wool sold
--------------------------------------------------------------------------------

                                                                          [LOGO]
--------------------------------------------------------------------------------

and higher average prices in all markets. Gains were recorded in most European units.
   Gross Profit and Cost of Sales. Gross profit for the twelve-month period of $131.7 million was up 19.5% from the prior period. This was due mostly to the sales gains noted above in the tobacco business, a shift to higher margin value-added products in the wool division and operating improvements and cost-cutting exercises in both divisions.
   Selling, General and Administrative Expenses. SG&A expenses were slightly higher than the prior year. Cost-savings programs in both divisions partially offset normal inflationary increases.
   Interest Expense and Other Income (Expense), Net. Interest expense was consistent with the prior year. Other income (expense), net was $5.8 million lower because the prior year included gains on sales of assets while the current year includes losses on sales of assets and investments related to exiting Tanzania.
   Income Taxes, Minority Interests and Equity in Earnings of Affiliates. Income tax charges or credits as a percentage of pretax income can vary due to differences in tax rates and relief available in areas where profits are earned or losses are incurred. The effective tax rate was lower than a year earlier, but remained high due mainly to losses in areas where tax relief is not available and the impact of hyperinflation on taxes in Turkey.
   Earnings attributed to minority interests were higher than a year ago. Equity in earnings of affiliates was down from the prior year primarily due to seasonal business factors.
   Extraordinary Item. An extraordinary after-tax gain of $3.2 million was recorded on the repurchase of $17.3 million face amount of Subordinated Convertible Debentures due 2007. This debt was trading in the marketplace at a substantial discount and was repurchased pursuant to a plan announced in June 2000. This repurchase plan allows for the Company to repurchase up to $25 million (face amount) of debt as cash flow, market conditions and covenant guidelines permit.
   Net Income. Net income was $19.5 million before extraordinary items, or $1.48 basic earnings per share on 13.1 million average shares outstanding, versus $10.3 million, or $0.80 basic earnings per share on 13.0 million shares outstanding for the prior year. The tobacco division earnings were $17.1 million and the nontobacco division earnings were $2.4 million. Including extraordinary items, net income was $22.7 million, or $1.73 basic per share and $1.68 diluted per share.

Results of Operations

Comparison of the Year ended March 31, 2000 to the Year ended March 31, 1999

   Sales. Sales for the twelve months ended March 31, 2000 were $1,106 million, a slight increase from a year earlier. Sales of $883 million for the tobacco division were level with the corresponding period in 1999, as average prices held steady and volumes decreased less than one percent. Volumes were up from the prior year in North and South America and the CIS as the new facility in
St. Petersburg came on line in September. Other regions experienced small volume gains, such as Zimbabwe, Kenya and India.
   Nontobacco sales for the twelve months ended March 31, 2000 of $223 million were marginally up versus 1999. Volume of wool sold improved substantially by 15% but was offset by lower average prices in all markets in the early part of the year. The division shifted its focus to sales of higher value-added products in the last half of the year. Prices recovered in the last half of the year and we believe the trend is favorable going forward. The key Australian market price indicator closed the year at 682 cents (Australian) versus an opening position of 524 cents (Australian) and has continued to increase since year-end.
   Gross Profit and Cost of Sales. Gross profit for the twelve-month period of $110 million
--------------------------------------------------------------------------------

                                                                          [LOGO]
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)
--------------------------------------------------------------------------------
Standard Commercial Corporation

was up 19% from the 1999 twelve-month period due primarily to the mix of business and higher sales of value added wool products.
   Selling, General and Administrative Expenses. SG&A expenses were up 10% primarily due to increased expenses for rationalization activities in both divisions and provisions for write-offs of certain receivables in Italy, Tanzania, Tasmania and South America.
   Interest Expense and Other Income (Expense), Net. Interest expense was lower, reflecting the impact of the use of long-term borrowings for crop purchases in the U.S. Other income (expense), net was lower primarily because the prior year included gains on sale of the Oxford NC property, increased rental income from machinery in Oxford and gains on proceeds of a life insurance policy on the Company's Chairman Emeritus Ery W. Kehaya.
   Income Taxes, Minority Interests and Equity in Earnings of Affiliates. Income tax charges or credits as a percentage of pretax income can vary due to differences in tax rates and relief available in areas where profits are earned or losses are incurred. The effective tax rate was higher than a year earlier due mainly to losses in the nontobacco segment in areas where tax relief is not available and high rates in Turkey where the economy is hyper-inflationary.
   Earnings attributed to minority interests were lower than a year ago because of difficult trading conditions in Greece and Turkey. Equity in earnings of affiliates was down from 1999 due to the write-off of an investment in a wool facility in Tasmania.
   Net Income. Net income was $10.3 million, or $0.80 diluted per share on 15.3 million average shares outstanding, versus $8.4 million, or $0.66 diluted per share on 15.2 million shares outstanding for the twelve months ended March 31, 1999. The tobacco division earnings were $11.0 million while the loss for the nontobacco division was $0.7 million.

Liquidity and Capital Expenditures

   Working capital at March 31, 2001 was $199.0 million, up from $193.6 million at March 31, 2000. Most of the increase was due to higher net income in the tobacco business. The Company continues to closely monitor its inventories, which fluctuate depending on seasonal factors and business conditions.
   Capital expenditures were $17.1 million and $16.3 million for the fiscal years ended March 31, 2001 and 2000, respectively. Capital expenditures for
2001 related mostly to routine expenditures in the tobacco and wool divisions, purchase of additional warehouses in Italy and Turkey, the addition of a second processing line in Brazil and installation of a lanolin facility in the French wool operation. The Company expects routine capital expenditures to total approximately $12.4 million for the fiscal year ending March 31, 2002.
   For 2001, cash provided by operating activities totaled $124.3 million, primarily due to higher net income, reduced inventories and an increase in payables. Cash used for investing activities of $14.6 million for 2001 included capital expenditures of $17.1 million mostly for tobacco activities of $14.3 million, including $6.0 million for a second processing line in Brazil, $1.3 million in the United States, $2.8 million for a warehouse in Italy, $1.1 million in Turkey, $1.6 million in Africa and $2.8 million for the nontobacco segment net of total asset dispositions of $3.0 million
   Financing Arrangements. On August 1, 1997, the U.S. tobacco subsidiary of the Company consummated the sale and issuance of $115.0 million of Senior
Notes. Simultaneously, the Company's major tobacco subsidiaries entered into a revolving bank facility. The facility provides for borrowings of $200.0 million for working capital and other general corporate purposes, and the interest rate on borrowings under the facility is subject to change depending on the
Company's financial performance. The rate is currently LIBOR plus 1.25%. The borrowings under the
--------------------------------------------------------------------------------

                                                                          [LOGO]
--------------------------------------------------------------------------------

facility are guaranteed by the Company and certain of its tobacco subsidiaries and secured by substantially all of the assets of the borrowing subsidiaries and a pledge of all of the capital stock of the subsidiaries not otherwise pledged to secure other obligations.
   On May 19, 1999, the Company's major tobacco subsidiaries amended their global revolving bank credit facility. The amount of the facility was increased from $200.0 million to $233.0 million. The maturity date was extended from July 31, 2000 to July 31, 2002. Financial covenants and other terms and conditions are essentially unchanged. In fiscal 2000, this facility was increased to $250.0 million with the addition of two banks. Terms of the facility were unchanged.
   Additionally, as of March 31, 2001, local lines were available for the remainder of the tobacco division of approximately $198.8 million in addition to separate facilities for the non-tobacco division of $89.9 million.
   The Company incurs short-term debt to finance its seasonal working capital needs, which typically peak in the third quarter, under secured lines of credit with several banks. At March 31, 2001, total short-term credit facilities were $538.7 million, compared to $575.8 million at March 31, 2000, with $10.6 million versus $37.7 million in 2000 being utilized for letters of credit and guarantees and $376.5 million was unused.
   Based on the outlook for the business for the next twelve months, management anticipates that it will be able to service the interest and principal on its indebtedness, maintain adequate working capital and provide for capital expenditures out of operating cash flow and available borrowings under its credit facilities. The Company's future operating performance will be subject to economic conditions and to financial, political, agricultural and other factors, many of which are beyond the Company's control.
   On November 13, 1991, the Company issued $69.0 million of its 7 1/4% Convertible Subordinated Debentures, (the Debentures), due March 31, 2007. The Debentures are currently convertible into Common Stock at a conversion price (as adjusted for subsequent stock dividends) of $29.38. The Debentures are subordinated in right of payment to all senior indebtedness. As of March 31, 1995, the Debentures became redeemable in whole or in part at our option. Beginning March 31, 2003, we will be obligated to make annual sinking fund payments sufficient to retire at least 5% of the principal amount of issued Debentures reduced by earlier conversions, redemptions and repurchases. Holders of the Debentures have the right to demand redemption under certain conditions, including a change in control of the Company, mergers and consolidations and distributions with respect to our capital stock. We may elect to redeem Debentures under these circumstances for Common Stock in lieu of cash. In fiscal 2001, we repurchased $17.3 million of these notes at an after-tax gain of $3.2 million. The gain is classified as an extraordinary item in the income statement consistent with Financial Accounting Standard (FAS) 4. Due to these repurchases, the sinking fund requirements noted above have been satisfied in full.
   Debt agreements to which the Company and its subsidiaries are parties contain financial covenants, which could restrict the payment of cash dividends. Under its most restrictive covenant, the Company had approximately $8.8 million of retained earnings available for distribution as dividends at March 31, 2001.

Quantitative and Qualitative Disclosures About Market Risk

   The Company is exposed to market risk primarily related to foreign exchange and interest rates. These exposures are actively monitored by management. To manage the volatility relating to these exposures, the Company enters into derivative financial instruments. The objective is to reduce, where we deem appropriate, fluctuations in earnings and cash flows associated with changes in
--------------------------------------------------------------------------------

                                                                          [LOGO]
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)
--------------------------------------------------------------------------------
Standard Commercial Corporation

interest rates and foreign currency rates. It is the Company's policy and practice to use derivative financial instruments only to the extent necessary to manage exposures.
   Because the Company uses currency rate-sensitive instruments to hedge only existing transactions, any loss in value for those instruments generally would be offset by increases in the value of those hedged transactions. The Company does not hold or issue derivative financial instruments for trading or speculation purposes.
   Foreign exchange rates: The Company is exposed to foreign exchange movements in Europe, Africa, Asia and South America. Consequently, it enters into various contracts, primarily for the Wool division, which change in value as foreign exchange rates change to preserve the value of commitments and anticipated transactions. The Company uses foreign currency contracts to hedge revenue streams and raw material purchases. As of March 31, 2001, the Company had short-term forward exchange contracts with US dollar equivalents of $72.6. million notional value and $69.5 current fair value.
   Interest rates: The Company manages its exposure to interest rate risk through the proportion of fixed rate and variable rate debt in its total debt portfolio. Substantially all long-term borrowings are denominated in U.S. dollars and carry fixed interest rates.
   Use of derivative financial instruments has not had a material impact on the Company's financial position at March 31, 2001 and 2000 or the Company's results of operations or cash flows for the years ended March 31, 2001, 2000, and 1999.

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

Year 2000 Matters

   The Company experienced no material disruptions to its business nor is it aware of any significant year 2000 related disruptions impacting our customers or suppliers.

Conversion to the Euro Currency

   The conversion to the Euro had no material effect on the Company's operations and no problems were noted during the conversion process.
--------------------------------------------------------------------------------

                                                                          [LOGO]
INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

  To the Board of Directors of and Shareholders of Standard Commercial
Corporation
  We have audited the accompanying consolidated balance sheets of Standard Commercial Corporation as of March 31, 2001 and 2000 and the related consolidated statements of income and comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Raleigh, North Carolina
June 8, 2001
--------------------------------------------------------------------------------

                                                                          [LOGO]
COMPANY REPORT ON FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

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

                                                                          [LOGO]
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
Standard Commercial Corporation

                                                                    March 31,
                                                            ------------------
(In thousands, except share data)                               2001      2000
Assets
Cash                                                        $ 38,560  $ 38,349
Receivables (Note 2)                                         217,153   227,300
Inventories (Notes 1 and 3)                                  252,032   340,444
Prepaid expenses                                               1,778     5,192
Marketable securities (Note 1)                                   540       586
                                                            ------------------
 Current assets                                              510,063   611,871
Property, plant and equipment (Notes 1 and 4)                135,166   146,638
Investment in affiliates (Notes 1 and 5)                       9,978    16,059
Other assets (Notes 1, 6 and 10)                              37,723    46,262
                                                            ------------------
 Total Assets                                               $692,930  $820,830
                                                            ------------------
Liabilities
Short-term borrowings (Note 7)                              $151,602  $262,059
Current portion of long-term debt (Note 9)                     9,311    14,325
Accounts payable (Note 8)                                    140,913   132,115
Taxes accrued (Note 14)                                        9,213     9,783
                                                            ------------------
 Current liabilities                                         311,039   418,282
Long-term debt (Note 9)                                      134,752   130,645
Convertible subordinated debentures (Note 9)                  51,652    69,000
Retirement and other benefits (Note 10)                       19,942    20,536
Deferred taxes (Notes 1 and 14)                                5,298     6,518
                                                            ------------------
 Total liabilities                                           522,683   644,981
                                                            ------------------
Minority Interests (Notes 1 and 17)                               54    26,772
                                                            ------------------
Shareholders' Equity:
Preferred stock, $1.65 par value
Authorized shares - 1,000,000; none issued                       --        --
Common stock, $0.20 par value Authorized shares -
  100,000,000; issued - 15,875,611 and 15,605,725 at March
 31, 2001 and 2000, respectively (Note 12)                     3,175     3,121
Additional paid-in capital                                   104,198   102,986
Unearned restricted stock plan compensation                   (1,799)   (1,603)
Treasury stock at cost, 2,617,707 shares at March 31, 2001
 and 2000                                                     (4,250)   (4,250)
Accumulated other comprehensive income                       (48,379)  (48,354)
Retained earnings                                            117,248    97,177
                                                            ------------------
Total shareholders' equity                                   170,193   149,077
                                                            ------------------
 Total Liabilities and Shareholders' Equity                 $692,930  $820,830
                                                            ------------------

See notes to consolidated financial statements.
--------------------------------------------------------------------------------

                                                                          [LOGO]
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)
--------------------------------------------------------------------------------
Standard Commercial Corporation

                                                      Years Ended March 31,
                                           ----------------------------------
(in thousands, except per share data)            2001        2000        1999

Sales                                      $1,116,884  $1,105,726  $1,102,829
Cost of Sales:
 Materials, services and supplies (Note 3)    956,556     968,045     984,016
 Interest                                      28,610      27,444      26,368
                                           ----------------------------------
 Gross profit                                 131,718     110,237      92,445
                                           ----------------------------------
Selling, general and administrative
 expenses                                      84,116      83,814      76,437
Other interest expense                         10,850      11,049      13,631
Other income/(expense) - net (Note 13)           (749)      5,068      12,763
                                           ----------------------------------
 Income before income taxes                    36,003      20,442      15,140
Income taxes (Notes 1 and 14)                  15,778      10,728       7,345
                                           ----------------------------------
 Income after income taxes                     20,225       9,714       7,795
Minority interests (Note 1)                      (644)        409        (464)
Equity in earnings/(loss) of affiliates
 (Note 5)                                         (88)        215       1,084
                                           ----------------------------------
Income before extraordinary gain               19,493      10,338       8,415
Extraordinary gain due to buyback of
 convertible subordinated debentures, net
 of income tax charge of $1,648                 3,200         --          --
                                           ----------------------------------
 Net income                                    22,693      10,338       8,415


Other comprehensive income (loss):
Translation adjustment                         (8,959)    (10,568)     (6,306)
Less reclassifications for translation
 adjustment recognized in net income            8,934         --          460
                                           ----------------------------------
Total other comprehensive (loss)                  (25)    (10,568)     (5,846)
                                           ----------------------------------
Comprehensive Income (loss)                $   22,668  $     (230) $    2,569
                                           ----------------------------------
Earnings Per Common Share (Note 1):
Basic:
 Before extraordinary item                 $     1.48  $     0.80  $     0.66
 Net                                             1.73        0.80        0.66
 Average shares outstanding                    13,128      12,956      12,842
Diluted:
 Before extraordinary item                 $     1.47  $     0.80  $     0.66
 Net                                             1.68        0.80        0.66
 Average shares outstanding                    15,294      15,305      15,191

See notes to consolidated financial statements.
--------------------------------------------------------------------------------

                                                                          [LOGO]
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
Standard Commercial Corporation

                                                       Years ended March 31,
                                                 -----------------------------
(in thousands)                                        2001      2000      1999
Cash flow from operating activities:
Net income                                       $  22,693  $ 10,338  $  8,415
 Depreciation and amortization                      18,997    21,346    23,308
 Minority interests                                    644      (409)      464
 Deferred income taxes                                (659)   (2,308)      110
 Undistributed earnings (losses) of affiliates
  net of dividends received                            154      (100)     (919)
 Gain on buyback of subordinated debentures         (3,200)        -         -
 (Gain)/loss on disposition of fixed assets          2,172    (1,297)   (4,902)
 Other                                              (1,480)    4,183       282
                                                 -----------------------------
                                                    39,321    31,753    26,758
Net changes in working capital other than cash:
 Receivables                                         2,884    (3,294)   30,117
 Inventories                                        49,388    27,483   (12,052)
 Current payables                                   32,698   (12,820)    1,785
                                                 -----------------------------
Cash provided by operating activities              124,291    43,122    46,608
                                                 -----------------------------
Cash flows from investing activities:
Property, plant and equipment:
Additions                                          (17,056)  (16,348)  (27,070)
Dispositions                                         3,020     3,175    12,615
Business acquisitions                                 (557)   (3,230)  (10,738)
                                                 -----------------------------
Cash used for investing activities                 (14,593)  (16,403)  (25,193)
                                                 -----------------------------
Cash flows from financing activities:
Proceeds from long-term borrowings                  15,671     2,494     1,643
Repayment of long-term borrowings                  (16,374)  (13,831)   (5,373)
Net change in short-term borrowings                (93,280)  (18,528)   (6,322)
Buyback of convertible subordinated debentures     (14,148)        -         -
Dividends paid                                      (2,622)   (2,591)   (1,928)
Other                                                1,266       319       216
                                                 -----------------------------
Cash used for financing activities                (109,487)  (32,137)  (11,764)
                                                 -----------------------------
Increase (Decrease) in Cash for Period                 211    (5,418)    9,651
Cash, beginning of period                           38,349    43,767    34,116
                                                 -----------------------------
Cash, end of period                              $  38,560  $ 38,349  $ 43,767
                                                 -----------------------------
Cash Payments For:
 Interest                                        $  34,513  $ 40,101  $ 40,243
 Income taxes                                    $  17,071  $ 16,212  $ 12,441

See notes to consolidated financial statements.
--------------------------------------------------------------------------------

                                                                          [LOGO]
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
Standard Commercial Corporation

                              Years ended March 31, 2001, 2000, and 1999
                           ---------------------------------------------------

                              Number of Shares of
                                     Common Stock        Common    Additional
                           -------------------------      Stock       Paid-In
                                Issued     Treasury   Par Value       Capital
                           ------------  ----------- -----------  ------------

                                 (In thousands, except share data)

March 31, 1998               15,424,555    2,617,707    $  3,085    $  101,788
Net income
Other comprehensive
 income
Cash dividends, $0.15 per
 share
Dividends reinvested              5,664                        1            35
RSP shares awarded               87,435                       18           682
RSP compensation earned
RSP shares forfeited             (3,087)                      (1)          (61)
401(k) contribution              25,511            -           5           236
                           -------------------------------------------------
March 31, 1999               15,540,078    2,617,707       3,108       102,680
Net income
Other comprehensive
 income
Cash dividends, $0.20 per
 share
Dividends reinvested             14,998                        3            59
RSP shares awarded                2,017                        0            16
RSP compensation earned
RSP shares forfeited             (1,871)                       0           (15)
401(k) contribution              50,503            -          10           246
                           -------------------------------------------------
March 31, 2000               15,605,725    2,617,707       3,121       102,986
Net income
Other comprehensive
 income
Cash dividends, $0.20 per
 share
Dividends reinvested             11,718                        2            66
RSP shares awarded              202,857                       41           834
RSP compensation earned
RSP shares forfeited
Exercise of employee
 stock options                    9,100                        2           108
401(k) contribution              46,211            -           9           204
                           -------------------------------------------------
March 31, 2001               15,875,611    2,617,707    $  3,175    $  104,198
                           -------------------------------------------------

See notes to consolidated financial statements.
--------------------------------------------------------------------------------

                                                                          [LOGO]
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
Standard Commercial Corporation

                            Years Ended March 31, 2001, 2000, and 1999
-----------------------------------------------------------------------------------
                                   Accumulated
                                         Other
    Unearned                     Comprehensive
  Restricted     Treasury               Income                                Total
  Stock Plan        Stock         (Translation        Retained        Shareholders'
Compensation      At Cost          Adjustment)        Earnings               Equity
------------     --------        -------------        --------        -------------

                  (In thousands, except share data)

     $(1,996)     $(4,250)            $(31,940)       $ 82,943             $149,630
                                                         8,415                8,415
                                        (5,846)              0               (5,846)
                                                        (1,928)              (1,928)
                                                                                 36
        (700)                                                                     0
         519                                                                    519
                                                                                (62)
           -            -                    -               -                  241
------------------------------------------------------------------------------------
      (2,177)      (4,250)             (37,786)         89,430              151,005
                                                        10,338               10,338
                                       (10,568)              0              (10,568)
                                                        (2,591)              (2,591)
                                                                                 62
                                                                                 16
         574                                                                    574
                                                                                (15)
           -            -                    -               -                  256
------------------------------------------------------------------------------------
      (1,603)      (4,250)             (48,354)         97,177              149,077
                                                        22,693               22,693
                                           (25)                                 (25)
                                                        (2,622)              (2,622)
                                                                                 68
        (875)                                                                     0
         679                                                                    679
                                                                                  0
                                                                                110
           -            -                    -               -                  213
------------------------------------------------------------------------------------
     $(1,799)     $(4,250)            $(48,379)       $117,248             $170,193

--------------------------------------------------------------------------------

See notes to consolidated financial statements.
--------------------------------------------------------------------------------

                                                                          [LOGO]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2001, 2000 AND 1999
--------------------------------------------------------------------------------
Standard Commercial Corporation

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

Significant Accounting Policies
  a) Consolidation: The accounts of all subsidiary companies are included in the consolidated financial statements and all intercompany transactions have been eliminated. Investments in affiliated companies are accounted for by the equity method of accounting.
  b) Foreign Currency: Assets and liabilities of foreign subsidiaries are translated at year-end exchange rates. The effects of these translation adjustments are reported as other comprehensive income (loss). Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved and translation adjustments in countries with highly inflationary economies are included in net income. Net amounts included in the income statement relating to foreign currency losses
(in thousands) were $747, $170, and $697 in 2001, 2000 and 1999, respectively.
  c) Marketable Securities: Marketable securities are classified as available for sale and consist of liquid equity securities. The specific identification method is used to determine gains and losses when securities are sold.
  d) Intangible Assets: The Company's policy is to amortize goodwill on a straight-line basis over its estimated useful life not to exceed 40 years. The Company assesses recoverability of goodwill based on management's projections of future cash flows of acquired businesses.
  e) Property, Plant and Equipment: The cost of significant improvements to property, plant and equipment is capitalized. Maintenance and repairs are expensed as incurred. Provision for depreciation is charged to operations over the estimated useful lives, primarily 3-30 years, of the assets on a straight-line basis.
  f) Inventories: Inventories, which are primarily packed leaf tobacco and wool, are stated at the lower of specific cost or estimated net realizable value. Cost of tobacco includes a proportion of interest, buying commission charges and factory overheads which can be related directly to specific items of inventory. Cost of wool includes all direct costs except interest. Items are removed from inventory on an actual cost basis.
  g) Revenue Recognition: Sales and revenue are recognized on the passage of title.
  h) Income Taxes: The Company provides deferred income taxes on differences between the carrying value of assets and liabilities for financial reporting purposes and the amounts used for tax purposes and operating loss carryforwards.
  i) Minority Interests: Minority interests represent the interest of third parties in the net assets of certain subsidiary companies.
  j) Computation of Earnings Per Common Share: Diluted earnings per share for 2000 and 1999 include the effect of the convertible subordinated debentures which if converted would have increased net income applicable to common stock by $3,300,000. The average shares outstanding would have increased by 2,348,536 shares, assuming conversion of the above debentures. The convertible subordinated debentures were not dilutive in 2000 or 1999. Options to purchase 174,864 and 97,664 shares of common stock at a weighted average exercise price of $7.15 and $8.88 per share were outstanding during 2000 and 1999, respectively, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.
  k) Long-Lived Assets: Long-lived assets are reviewed for impairment on a market-by-market basis whenever events or changes in the circumstances indicate that the carrying amount of an asset may not be recoverable. If an evaluation is required, the projected future undiscounted future cash flows attributable to each market would be compared to the carrying value of the long-lived assets (including an allocation of goodwill, if appropriate) of that market if a write-down to fair value is required. The Company also evaluates the remaining useful lives to determine whether events and circumstances warrant revised estimates of such lives.
  l) Derivative Financial Instruments: The Company routinely enters into forward foreign currency exchange to manage its exposure against foreign currency fluctuations on purchases and sales. These contracts are generally for short durations of six months or less. The Company does not enter into contracts for trading purposes, and none of these contracts contain multiplier or leverage features. The Company enters into such contracts only with financial institutions of good standing and the total credit exposure related to non-performance by those institutions is not material to the operations of the Company. Realized and unrealized gains and losses on the Company's foreign currency contracts that are designated and effective as hedges are deferred and recognized as a component of the underlying transaction when it occurs.
Realized gains or losses from matured and terminated hedge contracts are recorded in other assets or liabilities until the underlying hedge transaction is consummated. Realized and unrealized gains or losses on hedge contracts relating to transactions that are not subsequently expected to occur are recognized in results currently. At March 31, 2001 the Company had foreign exchange contracts outstanding with a notional value of $72.6 million and a fair value of $69.5 million.
  m) Use of Estimates and Assumptions: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
  n) Accounting Pronouncements: In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting
for Derivative Instruments and Hedging Activities ("SFAS 133"). This statement was amended by SFAS No. 137, Deferral of the Effective Date of SFAS No. 133,
and SFAS No. 138, Accounting for Certain Derivative Instrument and Certain Hedging Activities.
--------------------------------------------------------------------------------

                                                                          [LOGO]
--------------------------------------------------------------------------------

This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the Balance Sheet at fair value. The Company will be required to adopt SFAS 133 in the first quarter of fiscal year 2002. Based on current evaluations, the Company does not believe there will be any material impact on its consolidated financial statements.
  o) Reclassification: Certain amounts in prior year statements have been reclassified for conformity with current year presentation, with no effect on reported results of operations or equity.

2. Receivables

                                   Year Ended March 31,
(in thousands)                          2001        2000
--------------------------------------------------------
Trade accounts                    $  155,573  $  151,080
Advances to suppliers                 38,574      38,621
Affiliated companies                   9,560      16,126
Other                                 19,693      28,039
                                  ----------------------
                                     223,400     233,866
Allowances for doubtful accounts      (6,247)     (6,566)
                                  ----------------------
                                  $  217,153  $  227,300
                                  ----------------------

3. Inventories

                                   Year Ended March 31,
(in thousands)                          2001        2000
--------------------------------------------------------
Tobacco                           $  183,021  $  278,343
Nontobacco                            69,011      62,101
                                  ----------------------
                                  $  252,032  $  340,444
                                  ----------------------

  Tobacco inventories at March 31, 2001 and 2000 included capitalized interest of $3.5 million and $9.6 million, respectively. Included in inventory at March 31, 2001 and 2000 were valuation reserves of $13.5 million and $12.0 million, respectively. Inventory valuation provisions included in cost of sales totaled approximately $4.4 million, $3.7 million and $7.0 million in 2001, 2000 and 1999, respectively.

4. Property, Plant and Equipment

                           Year Ended March 31,
(in thousands)                  2001        2000
------------------------------------------------
Land                      $   10,808  $   11,584
Buildings                     89,609     103,497
Machinery and equipment      166,658     169,568
Furniture and fixtures        14,855      17,145
Construction in progress       4,305       2,381
                          ----------------------
                             286,235     304,175
Accumulated depreciation    (151,069)   (157,537)
                          ----------------------
                          $  135,166  $  146,638
                          ----------------------

  Depreciation expense was $15.8 million, $18.5 million and $20.2 million in 2001, 2000 and 1999, respectively.

5. Affiliated Companies

  a) Net investment in affiliated companies are represented by the following:

                                  Year Ended March 31,
(in thousands)                         2001        2000
-------------------------------------------------------
Net current assets               $   11,564  $    8,506
Property, plant and equipment        34,511      62,384
Other long-term liabilities         (19,286)    (23,251)
Interests of other shareholders     (17,334)    (33,285)
                                 ----------------------
Company's interest                    9,455      14,354
Goodwill                                523       1,705
                                 ----------------------
Net investments                  $    9,978  $   16,059
                                 ----------------------

  b) The results of operations of affiliated companies were:

                         Year Ended March 31,
(in thousands)          2001      2000    1999
----------------------------------------------
Sales                $94,954  $113,875 $86,347
                     -------------------------
Income before taxes  $ 2,090  $  4,161 $ 3,435
Income taxes             845       800   1,328
                     -------------------------
Net income           $ 1,245  $  3,361 $ 2,107
                     -------------------------
Company's share      $   (88) $    215 $   893
Withholding taxes          -         -     191
                     -------------------------
Equity in earnings   $   (88) $    215 $ 1,084
                     -------------------------
Dividends received   $    66  $    115 $   165
                     -------------------------

  c) Balances with the unconsolidated affiliates are for the procurement of tobacco inventory as follows:

                                      Year Ended March 31,
(in thousands)                        2001    2000    1999
----------------------------------------------------------
Purchases of tobacco               $42,311 $21,218 $31,511
Receivables from equity investees    9,641  20,968  12,011
Advances on purchases of tobacco     5,849  14,733   5,732
Payables to equity investees         1,590     314     340

  The Company's significant affiliates and percentage of ownership at March 31, 2001 follow: Adams International Ltd., 49.0% (Thailand), Siam Tobacco Export Corporation Ltd., 49.0% (Thailand), Transcontinental Tobacco India Private Ltd. 49.0% (India), Stansun Leaf Tobacco Company Ltd., 50.0% (Kyrgyzstan), Ferrier Woolscours, 20.0% (New Zealand), Jandakot Wool Washing Pty. Ltd., 24.9% (Australia), and Independent Wool Dumpers Pty Ltd., 16.8% (Australia). Audited financial statements of affiliates are obtained annually.
--------------------------------------------------------------------------------

                                                                          [LOGO]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2001, 2000 AND 1999 (CONTINUED)
--------------------------------------------------------------------------------
Standard Commercial Corporation


6. Other Assets

                                                           Year Ended March 31,
(in thousands)                                                  2001       2000
-------------------------------------------------------------------------------
Cash surrender value of life insurance policies (face
 amount $36,045)                                          $   12,225 $   11,650
Less policy loans                                              3,593      3,592
                                                          ---------------------
                                                               8,632      8,058
Bank deposits                                                    402        434
Receivables                                                   10,654     18,011
Deferred financing fees                                        4,152      5,516
Investments                                                      448        462
Excess of purchase price of subsidiaries over net assets
 acquired - net of accumulated amortization of $8,993
 (2000 - $8,464)                                               7,332      6,503
Purchase contracts - net of accumulated amortization of
 $2,786 (2000 - $1,858)                                        5,575      6,503
Other                                                            528        775
                                                          ---------------------
                                                          $   37,723 $   46,262
                                                          ---------------------

7. Short-term Borrowings

                                                          Year Ended March 31,
(in thousands)                                                 2001       2000
------------------------------------------------------------------------------
Weighted-average interest on borrowings at end of year         6.8%       6.9%
Weighted-average interest rate on borrowings during the
 year(/1/)                                                     7.3%       6.8%
Maximum amount outstanding at any month-end              $  246,701 $  356,048
Average month-end amount outstanding                     $  218,067 $  307,196
Amount outstanding at year-end                           $  151,602 $  262,059

(/1/)Computed by dividing short-term interest expense and amortized financing costs by average short-term debt outstanding.
  At March 31, 2001, under agreements with various banks, total short-term credit facilities for continuing operations of $538.7 million (2000--$575.8 million) were available to the Company of which $10.6 million (2000--$37.7 million) was being utilized for letters of credit and guarantees and $376.5 million (2000--$273.1 million) was unused.
  The Company's revolving credit facilities at March 31, 2001 included a master credit facility for tobacco operations (the "MFA"), in addition to local lines of approximately $198.8 million. Also, separate facilities totaling $89.9 million are in place for wool operations.
  At March 31, 2001 substantially all of the Company's assets were pledged against current and long-term borrowings.

8. Accounts Payable

                              Year Ended March 31,
(in thousands)                     2001       2000
--------------------------------------------------
Trade accounts               $  101,470 $   96,947
Affiliated companies              1,590        314
Other accruals and payables      37,853     34,854
                             ---------------------
                             $  140,913 $  132,115
                             ---------------------

9. Long-term Debt

                                                        Year Ended March 31,
(in thousands)                                               2001        2000
-----------------------------------------------------------------------------
8.875% Senior Notes due in 2005                        $  115,000  $  115,000
6.0% fixed rate repayable through 2007                      5,931           -
Floating rate note, at 82% of prime repaid in 2001                      2,940
4.25% loan repayable through 2010                           2,781
Italian prime plus 1/8% payable through 2002 (2001
 average 10.6%)                                                97         937
9.82% fixed rate loan repayable annually through 2005       1,828       2,246
Interest free note repayable through 2005                     817       1,107
5.7% loan repayable through 2004                              317         638
9.23% loan repayable through 2003                             990       1,196
6.05% loan repayable annually through 2003                  7,994      11,991
2.2% loan repaid 2001                                                   1,500
9.4% loan repayable through 2006                            3,297       2,897
Average one year LIBOR rate loan                                        1,606
Other                                                       5,011       2,912
                                                       ----------------------
                                                          144,063     144,970
Current portion                                            (9,311)    (14,325)
                                                       ----------------------
                                                       $  134,752  $  130,645
                                                       ----------------------

  Long-term debt maturing after one year is as follows: 2003 - $8,885; 2004 - $3,387; 2005 - $2,445; 2006 - $116,788 and thereafter - $3,247.
  Certain debt agreements to which the Company and its subsidiaries are parties contain financial covenants (relating to, among other things: minimum net worth and interest coverage ratios, limits on capital expenditures, permitted investments and indebtedness advances and liens) which could restrict the payment of cash dividends.

Convertible Subordinated Debentures
  On November 13, 1991 the Company issued $69.0 million of 7 1/4% Convertible Subordinated Debentures due March 31, 2007. Adjusted for subsequent stock dividends, the debentures currently are convertible into shares of common stock of the Company at a conversion price of $29.38. The debentures are subordinated in right of payment to all senior indebtedness, as defined, of the Company, and as of March 31, 1995 became redeemable in whole or in part at the option of the Company any time. Beginning March 31, 2003 the Company was required to make annual payments to a sinking fund which will be sufficient to retire at least 5% of the principal amount of issued Debentures reduced by earlier conversions, redemptions and repurchases. This sinking fund requirement has been met by the repurchase in fiscal 2001 of $17.3 million of these notes pursuant to the Company's debt repurchase program.
  At March 31, 2001, substantially all of the Company's assets were pledged against current and long-term borrowings.

10. Benefits
  The Company has a noncontributory defined benefit pension plan covering substantially all full-time salaried employees in the United States and a Supplemental Executive
--------------------------------------------------------------------------------

                                                                          [LOGO]
--------------------------------------------------------------------------------

Retirement Plan ("SERP") covering benefits otherwise limited by Section 401(a)(17) (Compensation Limitation) and Section 415 (Benefits Limitation) of the Internal Revenue Code. Various other pension plans are sponsored by foreign subsidiaries. The U.S. defined benefit pension plans and foreign plans which are significant and which are considered to be defined benefit pension plans are accounted for in accordance with Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions. Benefits under the Plans are based on employees' years of service and eligible compensation. The Company's policy is to contribute amounts to the U.S. plans sufficient to meet or exceed funding requirements of federal benefit and tax laws.
  The Company also provides health care and life insurance benefits for substantially all of its retired salaried employees in the U.S. These benefits are accounted for in accordance with Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("SFAS 106"), which requires the accrual of the estimated cost of retiree benefit payments during the years the employee provides services. The ongoing impact of SFAS 106 as it relates to employees of foreign subsidiaries is immaterial. The Company expenses the costs of such benefits as incurred.
  Plan assets consist primarily of common stocks, pooled equity and fixed income funds. The pension costs and obligations for non-U.S. plans shown below also include certain unfunded book-reserve plans.
  A summary of the U.S. plans and non-U.S. plans is as follows (in thousands):

                             US Plans        Non-US Plans
                              Pension           Pension          US Plans
                             Benefits          Benefits       Other Benefits
                          ----------------------------------------------------
(in thousands)               2001     2000     2001     2000     2001     2000
------------------------------------------------------------------------------
Change in benefit
 obligation
Benefit obligation at
 beginning of year        $11,796  $13,889  $38,859  $34,996  $ 7,367  $ 8,428
Service cost                  708      809    1,709    1,765      215      274
Interest cost                 929      898    2,818    2,786      539      511
Actuarial (gain) loss       1,312   (2,009)  (2,401)     918       90   (1,492)
Plan participants
 contribution                   -        -        -        -      146        -
Actual distributions            -     (208)       -        -        -        -
Special termination
 benefits                       -      752        -        -        -        -
Benefits paid              (2,222)  (2,335)  (1,593)  (1,606)    (568)    (355)
                          ----------------------------------------------------
Benefit obligation at
 end of year               12,523   11,796   39,392   38,859    7,789    7,366
                          ----------------------------------------------------
Change in plan assets
Fair value of plan
 assets, beginning of
 year                      14,305   15,368   44,262   34,725        -        -
Actual return on plan
 assets                    (1,330)   1,480   (8,261)   9,803        -        -
Employer contribution          24        -    1,205    1,340      422      355
Plan participants
 contribution                   -        -        -        -      146        -
Settlement distributions        -   (2,335)       -        -        -        -
Benefits paid              (2,223)    (208)  (1,593)  (1,606)    (568)    (355)
                          ----------------------------------------------------
Fair value of plan
 assets at end of year     10,776   14,305   35,613   44,262        -        -
                          ----------------------------------------------------
Funded status              (1,747)   2,509   (3,779)   5,403   (7,789)  (7,367)
Unrecognized net
 actuarial loss               624   (3,231)   2,091   (8,247)    (915)  (1,029)
Unrecognized transition
 obligation                   (42)    (104)       -        -        -        -
Unrecognized prior
 service cost                   -      (11)  (1,688)  (1,818)    (416)    (556)
                          ----------------------------------------------------
Prepaid (accrued)
 benefit cost             $(1,165) $  (837) $(3,376) $(4,662) $(9,120) $(8,952)
                          ----------------------------------------------------

  The aggregate projected benefit obligation and aggregate accumulated benefit obligation for U.S. pension plans with accumulated benefit obligations in excess of plan assets (in thousands) were $932 and $793 as of March 31, 2001 and $687 and $633 as of March 31, 2000. The aggregate projected benefit obligation and aggregate accumulated benefit obligation for non-U.S. pension plans with accumulated benefit obligations in excess of plan assets (in thousands) were $5,996 and $5,738 as of March 31, 2001 and $6,449 and $6,142 as of March 31, 2000. All plans with accumulated benefit obligations in excess of plan assets had no plan assets as of March 31, 2001 and 2000.
--------------------------------------------------------------------------------

                                                                          [LOGO]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2001, 2000 AND 1999 (CONTINUED)
--------------------------------------------------------------------------------
Standard Commercial Corporation

  The components of net periodic benefit costs for the U.S. plans and non-U.S. plans is as follows (in thousands):

                                 US Plans                 Non-US Plans              US Plans
                             Pension Benefits           Pension Benefits         Other Benefits
                          -------------------------------------------------------------------------
(in thousands)               2001     2000     1999     2001     2000     1999   2001   2000   1999
---------------------------------------------------------------------------------------------------
Service Cost              $   708  $   808  $   750  $ 1,708  $ 1,765  $ 1,682  $ 215  $ 275  $ 244
Interest Cost                 929      898      827    2,818    2,786    2,516    539    511    492
Expected return on plan
 assets                    (1,130)  (1,219)  (1,174)  (4,200)  (3,442)  (3,232)
Amortization of prior
 service cost                 (72)     (72)     (11)      43       45      (90)  (139)  (139)  (139)
Recognized net actuarial
 loss                         (82)             (157)    (392)    (123)      56    (23)   103
                          -------------------------------------------------------------------------
Net periodic benefit
 cost                     $   353  $   415  $   235  $   (23) $ 1,031  $   932  $ 592  $ 750  $ 597
                          -------------------------------------------------------------------------

  The assumptions used in 2001, 2000 and 1999 were as follows:

                            US Plans
                            Pension                  Non-US Plans                 US Plans
                            Benefits               Pension Benefits            Other Benefits
                         --------------------------------------------------------------------
                         2001 2000 1999         2001         2000         1999 2001 2000 1999
---------------------------------------------------------------------------------------------
Weighted Average
 Assumptions
Discount rate            7.5% 7.5% 6.5% 7.4% to 8.5% 7.4% to 8.5% 7.4% to 8.5% 7.5% 7.5% 6.5%
Expected return on plan
 assets                  8.0% 8.0% 8.0%    10.0%        10.0%        10.0%
Rate of compensation
 increase                5.0% 5.0% 5.0% 5.5% to 7.0% 5.5% to 7.0% 5.5% to 7.0% 5.0% 5.0% 5.0%

  For measurement purposes, a 9.0 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. The rate was assumed to decrease gradually to 5.0 percent for 2007 and remain at that level thereafter.
  Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage-point change in assumed health care cost trend rates would have the following effects (in thousands):

                                               1 Percentage-  1 Percentage-
(in thousands)                                Point Increase Point Decrease
---------------------------------------------------------------------------
Effect on total of service and interest cost
 components                                           $  123        $  (101)
Effect on postretirement benefit obligation            1,587         (1,299)

  The Company also sponsors a 401(k) savings incentive plan for most full-time salaried employees in the U.S. Expenses for this plan were $213,000 in 2001, $217,000 in 2000 and $240,000 in 1999.

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

                                2001    2000
--------------------------------------------
Net income (in thousands):
 As reported                 $22,693 $10,338
 Pro forma                   $22,677 $10,327
 Diluted                     $25,758       -
 Pro forma                   $25,742       -
Basic earnings per share:
 As reported                 $  1.73 $  0.80
 Pro forma                   $  1.73 $  0.80
Diluted earnings per share:
 As reported                 $  1.68 $  0.80
 Pro forma                   $  1.68 $  0.80

--------------------------------------------------------------------------------

                                                                          [LOGO]
--------------------------------------------------------------------------------


  There were no option grants during fiscal year 2001. The estimated weighted average fair value of options granted for the year ended March 31, 2000 is:

                                         2000
---------------------------------------------
Weighted average exercise price         $5.00
Weighted average fair value of options  $1.56

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for the grant in 2000: dividend yield of 4.7%; expected volatility of 47%; risk-free interest rate of approximately 5.81% and an expected life of 4 years.

  A summary of the status of the Company's Plans as of March 31, 2001, and 2000 and changes during the years ending on those dates is presented below:

                                                     Option         Weighted
                                                  price per average exercise
                                        Shares        share  price per share
----------------------------------------------------------------------------
March 31, 1999                          97,664         8.88             8.88
Options granted                         78,000         5.00             5.00
Options cancelled                         (800)        8.88             8.88
                                       -------
March 31, 2000 (33,000 shares
 exercisable)                          174,864  5.00 - 8.88             7.15
Options granted                              -            -                -
Options cancelled                      (12,555) 5.00 - 8.88             6.45
Options exercised                       (9,100) 5.00 - 8.88             7.39
                                       -------
March 31, 2001                         153,209  5.00 - 8.88             7.19
                                       -------
Options exercisable at March 31, 2001   57,855  5.00 - 8.88             7.83

  The following table summarizes information about stock options outstanding as of March 31, 2001:

                                           Weighted                    Weighted
                                            average                     average
                             Weighted      exercise                    exercise
Range of     Number of        average      price of     Number of      price of
exercise   outstanding      remaining   outstanding       options   exercisable
prices         options   life (Years)       options   exercisable       options
-------------------------------------------------------------------------------
8.88            86,584           4.38          8.88        42,232          8.88
5.00            66,625           5.38          5.00        15,623          5.00

11. Commitments and Contingencies
  The Company is obligated under operating leases for equipment, office and warehouse space with minimum annual rentals as follows (in thousands): 2002-- $2,035; 2003--$1,415; 2004--$1,084; 2005--$489; 2006--$205 and thereafter
$1,007. Some of the leases are subject to escalation.
  Expenses under operating leases for continuing operations in 2001, 2000 and 1999 (in thousands) were $4,013, $3,954 and $3,998, respectively.
  The Company operates a processing facility under a service agreement which guarantees reimbursement of all of the facility's costs including operating expenses and management fees. This lease is not considered a commitment of the Company.
  The Company has commitments for capital expenditures of approximately $12.4 million, substantially all of which are expected to be incurred in fiscal 2001.
  A subsidiary of the Company participated in a subsequently discontinued South African export incentive program under which a Company claim was initially approved and then subsequently disallowed. The issue is currently before the Supreme Court of South Africa. The Company believes that an unfavorable settlement would not have a material impact on liquidity.
  The Company's former 51.0% owned subsidiary in Greece has been notified by tax authorities of potential adjustments to its income tax returns filed in prior years. The Company's share of the total proposed adjustments, including penalties and interest, is approximately $3.7 million. The Company believes the tax returns filed were in compliance with the applicable tax code. The proposed adjustments vary in complexity and amount. While it is not feasible to predict the precise amount or timing of each proposed adjustment, the Company believes that the ultimate disposition will not have a material adverse effect on its consolidated financial position or results of operations.
  Other contingencies, consisting of guarantees, pending litigation and other claims, in the opinion of management, are not considered to be material in relation to the Company's financial statements as a whole, liquidity or future results of operations.

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

12. Common Stock
  The Company maintains a Performance Improvement Compensation Plan administered by the Compensation Committee of the Board of Directors as an incentive for designated employees. In June 1993, the Board adopted a
Restricted Stock Plan ("RSP") as a means of awarding those
--------------------------------------------------------------------------------

                                                                          [LOGO]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2001, 2000 AND 1999 (CONTINUED)
--------------------------------------------------------------------------------
Standard Commercial Corporation

employees to the extent that certain performance objectives were met. The shares are issued subject to a four- to seven-year restriction period.
  The Company has a 401(k) savings incentive plan in the United States to which the employer contributes shares of common stock under a matching program, and a dividend reinvestment plan.
  Treasury stock represents shares in the Company acquired by a foreign affiliate prior to its becoming a wholly-owned subsidiary.
  On January 31, 1998, the Company terminated the Employee Stock Ownership Plan (the "ESOP") established by W A Adams Company prior to that company's acquisition by the Company. This termination involved the redemption by the Company of 24,602 shares of ESOP Preferred Stock for an aggregate price of $2,460,287 in cash and the issuance of 14,075 shares of Common Stock. The remaining 62,875 shares of unallocated ESOP Preferred Stock were canceled.

13. Other Income/(Expense) -- Net

                                               Year Ended March 31,
(In thousands)                                 2001     2000     1999
---------------------------------------------------------------------
Other income:
 Interest                                   $ 2,760  $ 2,084  $ 2,708
 Gain on asset sales and dispositions           363    1,888    5,301
 Gain from officers life insurance policies      94        -    2,447
 Rents received                                 131      274    1,266
 Other                                        2,668    3,704    4,906
                                            -------------------------
                                              6,016    7,950   16,628
                                            -------------------------
Other expense:
 Amortization of goodwill                      (528)    (495)    (374)
 Write-offs of investment in Tanzania        (3,547)       -        -
 Other                                       (2,690)  (2,387)  (3,491)
                                            -------------------------
                                             (6,765)  (2,882)  (3,865)
                                            -------------------------
                                            $  (749) $ 5,068  $12,763
                                            -------------------------

14. Income Taxes
  a) Significant components of the Company's deferred tax liabilities and assets are as follows:

                                              Year Ended March 31,
(In thousands)                                     2001        2000
-------------------------------------------------------------------
Deferred tax liabilities:
 Depreciation                                $    7,514  $    9,666
 Capitalized interest                             1,627       3,528
 Income recognition in foreign subsidiaries       2,453       3,943
 Prepaid pension assets                             408         814
                                             ----------------------
Total deferred tax liabilities                   12,002      17,951
                                             ----------------------
Deferred tax assets:
 NOL carried forward                              4,447       5,493
 Valuation allowance                             (4,590)     (5,258)
 Postretirement benefits other than pensions      3,570       3,509
 Uniform capitalization and reserves                171       1,874
 All other, net                                     663       1,586
                                             ----------------------
Total deferred tax assets                         4,261       7,204
                                             ----------------------
Net deferred tax liabilities                 $    7,741  $   10,747
                                             ----------------------

  The net deferred tax liabilities include approximately $2,443 and $4,229 of current liabilities at March 31, 2001 and 2000, respectively.
  The Company has provided valuation allowances on deferred tax assets for certain foreign subsidiaries based on their history of losses. Management cannot assert that there will likely be sufficient profits generated by these subsidiaries in the near future to offset these losses. The loss carryforwards which give rise to the valuation allowances will expire in 2002 and thereafter.
  b) Income tax provisions are detailed below:

                        Year Ended March 31,
(In thousands)           2001     2000    1999
----------------------------------------------
Current:
 Federal              $ 6,502  $ 2,840  $2,191
 Foreign                9,317    9,868   4,555
 State and local          618      328     489
                      ------------------------
                       16,437   13,036   7,235
                      ------------------------
Deferred:
 Federal               (2,630)    (205)     42
 Foreign                1,850   (2,091)     59
 State and local          121      (12)      9
                      ------------------------
                         (659)  (2,308)    110
                      ------------------------
Income tax provision  $15,778  $10,728  $7,345
                      ------------------------

--------------------------------------------------------------------------------

                                                                          [LOGO]
--------------------------------------------------------------------------------

  c) Components of deferred taxes follow:

                                                        Year Ended March 31,
(In Thousands)                                            2001     2000   1999
------------------------------------------------------------------------------
Tax on differences in timing of income recognition in
 foreign subsidiaries                                  $ 1,550  $(1,428) $(440)
Capitalized interest                                    (1,588)     718    702
Depreciation                                            (1,292)  (1,170)    45
Other                                                      671     (428)  (197)
                                                       -----------------------
                                                       $  (659) $(2,308) $ 110
                                                       -----------------------

  d) The provision for income taxes is determined on the basis of the jurisdiction imposing the tax liability. As some of the income of foreign companies may also be currently subject to U.S. tax, the U.S. and foreign income taxes shown do not compare directly with the segregation of pretax income between domestic and foreign companies that follows:

                   Year Ended March 31,
(In Thousands)     2001    2000    1999
---------------------------------------
Pretax income:
 Domestic       $12,783 $ 7,020 $ 7,829
 Foreign         23,220  13,422   7,311
                -----------------------
                $36,003 $20,442 $15,140
                -----------------------

  e) The following is a reconciliation of the income tax provision to the expense calculated at the U.S. federal statutory rate:

                                                        Year Ended March 31,
(In Thousands)                                           2001     2000    1999
------------------------------------------------------------------------------
Expense (benefit) at U.S. federal statutory tax rate  $12,241  $ 6,950  $5,148
Foreign tax losses for which there is no relief
 available                                                 10      429     418
U.S. tax on foreign income                                  -      350     530
Different tax rates in foreign subsidiaries             2,858    2,679     964
Elimination of deferred tax liabilities due to a
 change in foreign law
Change in valuation allowance                            (668)  (2,206)    413
Other--net                                              1,337    2,526    (128)
                                                      ------------------------
                                                      $15,778  $10,728  $7,345
                                                      ------------------------

  f) The Company repurchased $17.3 million of Convertible Subordinated Debetures in 2001. An extraordinary gain of $3.2 million net of $1.6 million income tax was recognized.

15. Disclosures of Fair Value of Financial Instruments
  The estimated fair value of the Company's financial instruments as of March 31, 2001 is provided below in accordance with Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments. Certain estimates and judgments were required to develop the fair value amounts, which are not necessarily indicative of the amounts that would be realized upon disposition, nor do they indicate the Company's intent or ability to dispose of such instruments.
  Cash and Cash Equivalents: The estimated fair value of cash and cash equivalents approximates carrying value.
  Short-Term and Long-Term Debt: The fair value of the Company's short-term borrowings, which primarily consists of bank borrowings, approximates its carrying value. The estimated fair value of long-term debt, including the current portion, is approximately $179.0 million, compared with a carrying value of $195.7 million, based on discounted cash flows for fixed-rate borrowings, with the fair value of floating-rate borrowings considered to approximate carrying value.
--------------------------------------------------------------------------------

                                                                          [LOGO]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2001, 2000 AND 1999 (CONTINUED)
--------------------------------------------------------------------------------
Standard Commercial Corporation


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

                                Year Ended March 31,
(In Thousands)            2001       2000       1999
----------------------------------------------------
Geographic Areas
 Sales:
 United States      $  248,663 $  234,415 $  220,841
 Germany               131,828    123,711    104,516
 United Kingdom         46,460     89,964     97,336
 Japan                  48,585     64,905     67,257
 Italy                  44,613     55,415     53,626
 Turkey                 82,850     56,715     45,824
 Switzerland            70,433     34,168     44,035
 Netherlands            25,887     30,439     32,710
 Brazil                  7,509     13,766     20,550
 CIS                    43,454     29,477      7,233
 China                  39,243     34,306     15,935
 Other countries       327,359    338,445    392,966
                    --------------------------------
                    $1,116,884 $1,105,726 $1,102,829
                    --------------------------------
 Long-lived Assets:
 United States      $   22,252 $   25,348
 Brazil                 31,187     27,038
 Greece                            16,565
 Turkey                 23,887     14,022
 Malawi                 13,029     13,406
 United Kingdom          9,132     10,352
 CIS                    11,226     11,622
 Other countries        24,453     28,285
                    ---------------------
                    $  135,166 $  146,638
                    ---------------------

  One tobacco customer accounted for 16.7%, 18.4% and 20.0% of total sales in 2001, 2000 and 1999, respectively. Two other tobacco customers accounted for 10.7% and 11.4%, respectively, of total sales in 2001 and less than 10% in 2000 and 1999.

                                                    Year Ended March 31,
(In Thousands)                                2001        2000        1999
--------------------------------------------------------------------------
Sales:
 Tobacco                                $  886,738  $  882,648  $  881,903
 Nontobacco                                230,146     223,078     220,926
                                        ----------------------------------
                                        $1,116,884  $1,105,726  $1,102,829
                                        ----------------------------------
Interest Income:
 Tobacco                                $    2,565  $    1,795  $    2,166
 Nontobacco                                    195         289         542
                                        ----------------------------------
                                        $    2,760  $    2,084  $    2,708
                                        ----------------------------------
Interest Expense:
 Tobacco                                $   33,576  $   33,720  $   33,821
 Nontobacco                                  5,884       4,773       6,178
                                        ----------------------------------
                                        $   39,460  $   38,493  $   39,999
                                        ----------------------------------
Depreciation and Amortization Expense:
 Tobacco                                $   16,398  $   18,363  $   19,886
 Nontobacco                                  2,599       2,983       3,422
                                        ----------------------------------
                                        $   18,997  $   21,346  $   23,308
                                        ----------------------------------
Equity in Earnings of Affiliates:
 Tobacco                                $      (40) $      650  $    1,084
 Nontobacco                                    (48)       (435)        --
                                        ----------------------------------
                                        $      (88) $      215  $    1,084
                                        ----------------------------------
Income Tax Expense:
 Tobacco                                $   14,877  $   10,534  $    8,436
 Nontobacco                                    901         194      (1,091)
                                        ----------------------------------
                                        $   15,778  $   10,728  $    7,345
                                        ----------------------------------
Net Income:
 Tobacco                                $   20,306  $   11,059  $   13,585
 Nontobacco                                  2,387        (721)     (5,170)
                                        ----------------------------------
                                        $   22,693  $   10,338  $    8,415
                                        ----------------------------------
Assets:
 Tobacco                                $  546,643  $  670,359
 Nontobacco                                146,287     150,471
                                        ----------------------
                                        $  692,930  $  820,830
                                        ----------------------
Investment in Affiliates:
 Tobacco                                $    6,891  $   12,096
 Nontobacco                                  3,087       3,963
                                        ----------------------
                                        $    9,978  $   16,059
                                        ----------------------
Capital Expenditures:
 Tobacco                                $   14,255  $   13,943
 Nontobacco                                  2,801       2,405
                                        ----------------------
                                        $   17,056  $   16,348
                                        ----------------------

--------------------------------------------------------------------------------

                                                                          [LOGO]
--------------------------------------------------------------------------------


17. Business Dispositions
  In fiscal 2001, the Company traded its 51% ownership interest in its Greek subsidiary for the remaining 49% ownership in its Turkish operations. For financial statement purposes, the transaction was recorded at fair value. On the sale of its Greek net assets, the company recorded a gain of $9.3 million, which was offset by a translation adjustment loss of $8.9 million. The transaction resulted in a reduction of major balance sheet accounts. The fiscal year 2000 balance sheet included the following amounts that are not consolidated for fiscal 2001: accounts receivable, $2.0 million; inventory, $21.7 million; property plant and equipment, $13.1 million; short-term borrowings, $18.6 million and minority interests, $26.3 million. For income tax purposes, this trade was accomplished as a tax-free exchange of assets, subject to a private letter ruling from the Internal Revenue Service of the US. The Company now owns 100% of the Turkish operation.

18. Supplemental Guarantor Information
  Standard Commercial Corporation (the "Company") and Standard Wool, Inc. jointly and severally, guarantee on a senior basis to each Holder and the Trustee, the full and prompt performance of Standard Commercial Tobacco
Company, Inc.'s (the "Issuer") obligations under the Indenture and the $115.0 million 8 7/8% Senior Notes Due 2005 (the "Initial Notes"), the issuance of which was closed on August 1, 1998, including the payment of the principal of and interest and additional interest, if any, on the Notes (the Company and Standard Wool, Inc. being referred to herein as "Guarantors" and the guarantees being referred to respectively as the "Parent Guarantee" and the "Standard Wool Guarantee," and together, the "Guarantees"). The Initial Notes were exchanged for new notes (the "Exchange Notes"; together with the Initial Notes, the "Notes") in an exchange offer upon the Issuer's Form S-4 Registration Statement which was completed on December 31, 1998. The form and terms of the Exchange Notes are the same as the form and terms of the Initial Notes (which they replace) except that (i) the Exchange Notes registered under the Securities
Act, will not bear legends restricting the transfer thereof, and (ii) the holders of the Exchange Notes will not be entitled to certain rights under the related Registration Rights Agreement by virtue of consummation of the exchange offer. In addition, all of the issued and outstanding capital stock of the Issuer and Standard Wool, Inc. is pledged by the Company to the Trustee for the benefit of the Holders of the Notes as security for the Parent Guarantee.
  a) Each of the Guarantors has fully and unconditionally guaranteed on a joint and several basis the performance and punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all of the Issuer's obligations under the Notes and the related indenture, including its obligations to pay principal, premium, if any, and interest with respect to the Notes. The obligation of each Guarantor is limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, can be guaranteed by the relevant Guarantor without resulting in the obligations of such Guarantor under its Guarantee constituting a fraudulent conveyance or fraudulent transfer under applicable federal or state law. Each of the Guarantees is a guarantee of payment and not collection. Each Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Guarantor in an amount PRO RATA, based on the assets less liabilities of each Guarantor determined in accordance with generally accepted accounting principles ("GAAP").
  Each Guarantor that makes a payment or distribution shall be entitled to a contribution from each other Guarantor in an amount PRO RATA, based on the net assets of each Guarantor, determined in accordance with GAAP. Each Guarantor may consolidate with or merge into or sell its assets to the Issuer, or with other Persons upon the terms and conditions set forth in the Indenture. In the event (A) more than 49% of the Capital Stock of Standard Wool, Inc. is sold by the Company or (B) more than 49% of the consolidated assets of Standard Wool, Inc. are sold in compliance with all of the terms of the Indenture, the
Standard Wool Guarantee will be released. Management has determined that separate, full financial statements of the Guarantors would not be material to investors and therefore such financial statements are not provided. The following supplemental combining financial statements present information regarding the Guarantors and the Issuer.
  b) Each of the Guarantors has accounted for their respective subsidiaries on the equity basis.
  c) Certain reclassifications were made to conform all of the financial information to the financial presentation on a consolidated basis. The principal eliminating entries eliminate investments in subsidiaries and intercompany balances.
  d) Included in the balance sheets are certain related party balances among borrower, the guarantors and non-guarantors. Due to the Company's world-wide operations, related party activity is included in most balance sheet accounts.
--------------------------------------------------------------------------------

                                                                          [LOGO]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2001, 2000 AND 1999 (CONTINUED)
--------------------------------------------------------------------------------
Standard Commercial Corporation

Supplemental Combining Balance Sheets
Year Ended March 31, 2001 (in Thousands)

                             Standard
                           Commercial     Standard                      Other
                          Tobacco Co.   Commercial     Standard  Subsidiaries
                                 Inc.  Corporation   Wool, Inc.         (Non-
in thousands                 (Issuer)  (Guarantor)  (Guarantor)   Guarantors)  Eliminations     Total
                          ---------------------------------------------------------------------------
Assets
Cash                         $    548     $            $     44      $ 37,968     $          $ 38,560
Receivables                    18,336           14            8       198,795                 217,153
Intercompany receivables      163,996        4,672           49         2,899      (171,616)
Inventories                    65,456                                 186,576                 252,032
Prepaids and other                318                         1         1,459                   1,778
Marketable securities                            1                        539                     540
                          ---------------------------------------------------------------------------
 Current assets               248,654        4,687          102       428,236      (171,616)  510,063
Property, plant and
 equipment                     19,760                        13       115,393                 135,166
Investment in
 subsidiaries                  92,016      204,060       29,291       149,859      (475,226)
Investment in affiliates                                                9,978                   9,978
Other noncurrent assets           504        9,637                     27,582                  37,723
                          ---------------------------------------------------------------------------
 Total Assets                $360,934     $218,384     $ 29,406      $731,048     $(646,842) $692,930
                          ---------------------------------------------------------------------------
Liabilities
Short-term borrowings        $    656     $     33     $             $150,913     $          $151,602
Current portion of long-
 term debt                                                              9,311                   9,311
Accounts payable               16,350          743           27       123,793                 140,913
Intercompany payables          30,678          413        1,533       138,992      (171,616)
Taxes accrued                  16,465       (5,284)                    (1,968)                  9,213
                          ---------------------------------------------------------------------------
 Current liabilities           64,149       (4,095)       1,560       421,041      (171,616)  311,039
Long-term debt                115,000                                  19,752                 134,752
Convertible subordinated
 debentures                                 51,652                                             51,652
Retirement and other
 benefits                       9,464          821                      9,657                  19,942
Deferred taxes                 (1,302)      (1,619)                     8,219                   5,298
                          ---------------------------------------------------------------------------
 Total liabilities            187,311       46,759        1,560       458,669      (171,616)  522,683
                          ---------------------------------------------------------------------------
Minority interests                                                         54                      54

Shareholders' Equity:
Common stock                      993        3,175       32,404       155,220      (188,617)    3,175
Additional paid-in
 capital                      130,860      104,198                     60,564      (191,424)  104,198
Unearned restricted
 stock plan compensation         (547)        (367)         (11)         (874)                 (1,799)
Treasury stock at cost                      (4,250)                                            (4,250)
Retained earnings              64,488      117,248        8,321       105,794      (178,603)  117,248
Accumulated other
 comprehensive income         (22,171)     (48,379)     (12,868)      (48,379)       83,418   (48,379)
                          ---------------------------------------------------------------------------
Total shareholders'
 equity                       173,623      171,625       27,846       272,325      (475,226)  170,193
                          ---------------------------------------------------------------------------
Total Liabilities and
 Equity                      $360,934     $218,384     $ 29,406      $731,048     $(646,842) $692,930
                          ---------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                                          [LOGO]
--------------------------------------------------------------------------------

Supplemental Combining Balance Sheets

Year Ended March 31,
2000
                             Standard
                           Commercial     Standard                      Other
                          Tobacco Co.   Commercial     Standard  Subsidiaries
                                 Inc.  Corporation   Wool, Inc.         (Non-
(in thousands)               (Issuer)  (Guarantor)  (Guarantor)   Guarantors)  Eliminations     Total
                          ---------------------------------------------------------------------------
Assets
Cash                         $    812     $    120      $    42      $ 37,375     $          $ 38,349
Receivables                    27,107        1,522           95       198,576                 227,300
Intercompany receivables      135,750       61,379           84         9,857      (207,070)
Inventories                   130,589                                 209,855                 340,444
Prepaids and other                158          446            1         4,587                   5,192
Marketable securities                            1                        585                     586
                          ---------------------------------------------------------------------------
 Current assets               294,416       63,468          222       460,835      (207,070)  611,871
Property, plant and
 equipment                     22,299                        24       124,315                 146,638
Investment in
 subsidiaries                  88,996      181,921       32,349       149,783      (453,049)
Investment in affiliates                                               16,059                  16,059
Other noncurrent assets         4,004        9,468                     32,790                  46,262
                          ---------------------------------------------------------------------------
 Total Assets                $409,715     $254,857      $32,595      $783,782     $(660,119) $820,830
                          ---------------------------------------------------------------------------
Liabilities
Short-term borrowings        $ 10,212     $             $            $251,847     $          $262,059
Current portion of long-
 term debt                      2,940                                  11,385                  14,325
Accounts payable               11,824          576           30       119,685                 132,115
Intercompany payables          95,556       41,142        1,615        68,757      (207,070)
Taxes accrued                  12,670       (5,643)                     2,756                   9,783
                          ---------------------------------------------------------------------------
 Current liabilities          133,202       36,075        1,645       454,430      (207,070)  418,282
                          ---------------------------------------------------------------------------
Long-term debt                115,000                                  15,645                 130,645
Convertible subordinated
 debentures                                 69,000                                             69,000
Retirement and other
 benefits                       9,039          682                     10,815                  20,536
Deferred taxes                   (933)      (1,557)                     9,008                   6,518
                          ---------------------------------------------------------------------------
 Total liabilities            256,308      104,200        1,645       489,898      (207,070)  644,981
                          ---------------------------------------------------------------------------
Minority interests                                                     26,772                  26,772
Shareholders' Equity:
Common stock                      993        3,121       32,404       155,220      (188,617)    3,121
Additional paid-in
 capital                      130,860      102,986                     60,564      (191,424)  102,986
Unearned restricted
 stock plan compensation         (549)         (23)          (6)       (1,025)                 (1,603)
Treasury stock                              (4,250)                                            (4,250)
Retained earnings              44,711       97,177        5,934       100,707      (151,352)   97,177
Accumulated other
 comprehensive income         (22,608)     (48,354)      (7,382)      (48,354)       78,344   (48,354)
                          ---------------------------------------------------------------------------
Total shareholders'
 equity                       153,407      150,657       30,950       267,112      (453,049)  149,077
                          ---------------------------------------------------------------------------
Total Liabilities and
 Equity                      $409,715     $254,857      $32,595      $783,782     $(660,119) $820,830
                          ---------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                                          [LOGO]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2001, 2000 AND 1999 (CONTINUED)
--------------------------------------------------------------------------------
Standard Commercial Corporation

Supplemental Combining Statements of Income and Retained Earnings
Year Ended March 31, 2001

                             Standard
                           Commercial    Standard                      Other
                          Tobacco Co.  Commercial     Standard  Subsidiaries
                                 Inc. Corporation   Wool, Inc.         (Non-
(in thousands)               (Issuer) (Guarantor)  (Guarantor)   Guarantors)  Eliminations       Total
                          ----------------------------------------------------------------------------
Sales                        $413,829    $              $  175      $988,664     $(285,784) $1,116,884
Cost of sales:
 Materials services and
  supplies                    360,142                                882,198      (285,784)    956,556
 Interest                      11,077                                 17,533                    28,610
                          ----------------------------------------------------------------------------
 Gross profit                  42,610                      175        88,933                   131,718
Selling, general &
 administrative expenses       13,282       4,016          224        66,594                    84,116
Other interest expense          4,133       4,925                      1,792                    10,850
Other income (expense)
 net                              610       4,730            8        (6,097)                     (749)
                          ----------------------------------------------------------------------------
 Income (loss) before
  taxes                        25,805      (4,211)         (41)       14,450                    36,003
Income taxes                    8,687      (1,540)                     8,631                    15,778
                          ----------------------------------------------------------------------------
Income (loss) after
 taxes                         17,118      (2,671)         (41)        5,819                    20,225
Minority interests                                                      (644)                     (644)
Equity in earnings of
 affiliates                                                              (88)                      (88)
Equity in earnings of
 subsidiaries                   2,659      22,164        2,428                     (27,251)
                          ----------------------------------------------------------------------------
Income before
 extraordinary gain            19,777      19,493        2,387         5,087       (27,251)     19,493
Extraordinary gain due
 to buyback of
 Convertible
 subordinated debentures
 net of income tax
 charge of $1,088,000                       3,200                                                3,200
                          ----------------------------------------------------------------------------
 Net income                    19,777      22,693        2,387         5,087       (27,251)     22,693
Retained earnings at
 beginning of period           44,711      97,177        5,934       100,707      (151,352)     97,177
Common stock dividends                     (2,622)                                              (2,622)
                          ----------------------------------------------------------------------------
Retained earnings at end
 of period                   $ 64,488    $117,248       $8,321      $105,794      (178,603) $  117,248
                          ----------------------------------------------------------------------------

Supplemental Combining Statements of Income and Retained Earnings
Year Ended March 31, 2000

                             Standard
                           Commercial     Standard                      Other
                          Tobacco Co.   Commercial     Standard  Subsidiaries
                                 Inc.  Corporation   Wool, Inc.         (Non-
(in thousands)               (Issuer)  (Guarantor)  (Guarantor)   Guarantors) Eliminations       Total
                          ----------------------------------------------------------------------------
Sales                        $329,190      $             $1,220    $1,022,415    $(247,099) $1,105,726
Cost of sales:
 Materials, services and
  supplies                    292,254                     1,328       921,562     (247,099)    968,045
 Interest                       5,289                                  22,155                   27,444
                          ----------------------------------------------------------------------------
 Gross profit                  31,647                      (108)       78,698                  110,237
Selling, general and
 administrative expenses       14,567        2,293          394        66,560                   83,814
Other interest expense          3,892        5,227                      1,930                   11,049
Other income (expense),
 net                            3,005          165         (187)        2,085                    5,068
                          ----------------------------------------------------------------------------
 Income (loss) before
  income taxes                 16,193       (7,355)        (689)       12,293                   20,442
Income taxes                    5,691       (3,104)                     8,141                   10,728
                          ----------------------------------------------------------------------------
Income (loss) after
 income taxes                  10,502       (4,251)        (689)        4,152                    9,714
Minority interests                                                        409                      409
Equity in earnings of
 affiliates                                                               215                      215
Equity in earnings of
 subsidiaries                   4,754       14,589           22                    (19,365)
                          ----------------------------------------------------------------------------
 Net income (loss)             15,256       10,338         (667)        4,776      (19,365)     10,338
Retained earnings at
 beginning of period           81,455       89,430        6,601        95,931     (183,987)     89,430
Common stock dividends        (52,000)      (2,591)                                 52,000      (2,591)
                          ----------------------------------------------------------------------------
Retained earnings at end
 of period                   $ 44,711      $97,177       $5,934    $  100,707    $(151,352) $   97,177
                          ----------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                                          [LOGO]
--------------------------------------------------------------------------------

Supplemental Combining Statements of Income and Retained Earnings
Year Ended March 31, 1999

                             Standard
                           Commercial    Standard                      Other
                          Tobacco Co.  Commercial     Standard  Subsidiaries
                                 Inc. Corporation   Wool, Inc.         (Non-
in thousands                 (Issuer) (Guarantor)  (Guarantor)   Guarantors)  Eliminations       Total
                          ----------------------------------------------------------------------------
Sales                        $279,734     $ 3,700       $1,614    $1,053,459     $(235,678) $1,102,829
Cost of sales:
 Materials, services and
  supplies                    255,698                    1,760       962,236      (235,678)    984,016
 Interest                       4,155                                 22,213                    26,368
                          ----------------------------------------------------------------------------
 Gross profit                  19,881       3,700         (146)       69,010                    92,445
Selling, general and
 administrative expenses       13,988       2,472          514        59,463                    76,437
Other interest expense          6,336       5,233                      2,062                    13,631
Other income (expense),
 net                           10,555       2,558         (201)         (149)                   12,763
                          ----------------------------------------------------------------------------
 Income (loss) before
  income taxes                 10,112      (1,447)        (861)        7,336                    15,140
Income taxes                    3,915      (1,692)                     5,122                     7,345
                          ----------------------------------------------------------------------------
Income (loss) after
 income taxes                   6,197         245         (861)        2,214                     7,795
Minority interests                                                      (464)                     (464)
Equity in earnings of
 affiliates                                                            1,084                     1,084
Equity in earnings
 (losses) of
 subsidiaries                   6,690       8,170       (3,856)                    (11,004)
                          ----------------------------------------------------------------------------
 Net income (loss)             12,887       8,415       (4,717)        2,834       (11,004)      8,415
Retained earnings at
 beginning of period           68,568      82,943       11,318       100,097      (179,983)     82,943
Common stock dividends                     (1,928)                    (7,000)        7,000      (1,928)
                          ----------------------------------------------------------------------------
Retained earnings at end
 of period                   $ 81,455     $89,430       $6,601    $   95,931     $(183,987) $   89,430
                          ----------------------------------------------------------------------------

Condensed Supplemental Combining Statements of Cash Flows
Year Ended March 31, 2001

                             Standard
                           Commercial     Standard                     Other
                          Tobacco Co.   Commercial     Standard Subsidiaries
                                 Inc.  Corporation   Wool, Inc.        (Non-
(in thousands)               (Issuer)  (Guarantor)  (Guarantor)  Guarantors)  Eliminations     Total
                          --------------------------------------------------------------------------
Cash provided by
 operating activities        $ 12,853     $ 16,683          $ 2     $ 94,753          $    $ 124,291
Cash flows from
 investing activities:
Property, plant and
 equipment:
 Additions                     (1,321)                               (15,735)                (17,056)
 Disposals                         14                                  3,006                   3,020
Business (acquisitions)
 dispositions                    (163)                                  (394)                   (557)
                          --------------------------------------------------------------------------
 Cash provided by (used
  in) investing
  activities                   (1,470)                               (13,123)                (14,593)
Cash flows from
 financing activities:
Proceeds from long-term
 borrowings                                                           15,671                  15,671
Repayment of long-term
 borrowings                    (3,358)                               (13,016)                (16,374)
Net change in short-term
 borrowings                    (9,555)         (33)                  (83,692)                (93,280)
Buyback of subordinated
 debentures                                (14,148)                                          (14,148)
Dividends paid                              (2,622)                                           (2,622)
Other                           1,266                                                          1,266
                          --------------------------------------------------------------------------
 Cash used for financing
  activities                  (11,647)     (16,803)                  (81,037)               (109,487)
Net increase (decrease)
 in cash for year                (264)        (120)           2          593                     211
Cash at beginning of
 period                           812          120           42       37,375                  38,349
                          --------------------------------------------------------------------------
Cash at end of period        $    548     $      0          $44     $ 37,968          $    $  38,560
                          --------------------------------------------------------------------------
Supplemental
 disclosures:
Cash paid during the
 year:
 Interest                    $ 10,533     $  4,644          $       $ 19,336          $    $  34,513
 Income taxes                $  6,261     $   (189)         $       $ 10,999          $    $  17,071

--------------------------------------------------------------------------------

                                                                          [LOGO]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2001, 2000 AND 1999 (CONTINUED)
--------------------------------------------------------------------------------
Standard Commercial Corporation

Condensed Supplemental Combining Statements of Cash Flows
Year Ended March 31, 2000

                             Standard
                           Commercial     Standard                      Other
                          Tobacco Co.   Commercial     Standard  Subsidiaries
                                 Inc.  Corporation   Wool, Inc.         (Non-
in thousands                 (Issuer)  (Guarantor)  (Guarantor)   Guarantors)  Eliminations    Total
                          --------------------------------------------------------------------------
Cash provided by
 operating activities        $ (9,241)     $ 2,715        $   3      $ 49,645          $    $ 43,122
Cash flows from
 investing activites:
Property, plant and
 equipment:
 Additions                     (1,484)                      (13)      (14,851)               (16,348)
 Disposals                        143                                   3,032                  3,175
Business (acquisitions)
 dispositions                                                          (3,230)                (3,230)
                          --------------------------------------------------------------------------
 Cash provided by (used
  in) investing
  activities                   (1,341)                      (13)      (15,049)               (16,403)
Cash flows from
 financing activities:
Proceeds from long-term
 borrowings                                                             2,494                  2,494
Repayment of long-term
 borrowings                                                           (13,831)               (13,831)
Net change in short-term
 borrowings                    10,212           (4)                   (28,736)               (18,528)
Dividends paid, net of
 tax                                        (2,591)                                           (2,591)
Other                             319                                                            319
                          --------------------------------------------------------------------------
 Cash used for financing
  activities                   10,531       (2,595)                   (40,073)               (32,137)
Net increase (decrease)
 in cash for year                 (51)         120          (10)       (5,477)                (5,418)
Cash at beginning of
 period                           863                        52        42,852                 43,767
                          --------------------------------------------------------------------------
Cash at end of period        $    812      $   120        $  42      $ 37,375          $    $ 38,349
                          --------------------------------------------------------------------------
Supplemental
 disclosures:
 Cash paid during the
  year:
 Interest                    $ 11,452      $ 5,386        $          $ 23,263          $    $ 40,101
 Income taxes                $  1,836      $  (274)       $          $ 14,650          $    $ 16,212

Condensed Supplemental Combining Statements of Cash Flows
Year Ended March 31, 1999

                             Standard
                           Commercial     Standard                      Other
                          Tobacco Co.   Commercial     Standard  Subsidiaries
                                 Inc.  Corporation   Wool, Inc.         (Non-
in thousands                 (Issuer)  (Guarantor)  (Guarantor)   Guarantors)  Eliminations    Total
                          --------------------------------------------------------------------------
Cash provided by
 operating activities        $(11,319)     $ 1,866        $(145)     $ 56,206          $    $ 46,608
Cash flows from
 investing activities:
Property, plant and
 equipment:
 Additions                     (6,283)                      (45)      (20,742)               (27,070)
 Disposals                      4,418                                   8,197                 12,615
Business (acquisitions)
 dispositions                                                         (10,738)               (10,738)
                          --------------------------------------------------------------------------
 Cash provided by (used
  in) investing
  activities                   (1,865)                      (45)      (23,283)               (25,193)
                          --------------------------------------------------------------------------
Cash flows from
 financing activities:
Proceeds from long-term
 borrowings                                                             1,643                  1,643
Repayment of long-term
 borrowings                                                            (5,373)                (5,373)
Net change in short-term
 borrowings                                      4                     (6,326)                (6,322)
Dividends received
 (paid)                         7,000       (1,928)                    (7,000)                (1,928)
Other                             216                                                            216
                          --------------------------------------------------------------------------
 Cash used for financing
  activities                    7,216       (1,924)                   (17,056)               (11,764)
Net increase (decrease)
 in cash for period            (5,968)         (58)        (190)       15,867                  9,651
Cash at beginning of
 period                         6,831           58          242        26,985                 34,116
                          --------------------------------------------------------------------------
Cash at end of period        $    863      $              $  52      $ 42,852          $    $ 43,767
                          --------------------------------------------------------------------------
Supplemental
 disclosures:
 Cash paid during the
  year:
 Interest                    $ 10,816      $ 5,282        $ 103      $ 24,042          $    $ 40,243
 Income taxes                $  2,761      $              $          $  9,680          $    $ 12,441

--------------------------------------------------------------------------------

                                                                          [LOGO]
SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

                                                                       Year ended March 31,
-------------------------------------------------------------------------------------------
In thousands, except
share data                      2001       2000       1999       1998       1997       1996
-------------------------------------------------------------------------------------------
Sales                     $1,116,884 $1,105,726 $1,102,829 $1,492,797 $1,354,270 $1,359,450
Income taxes                  15,778     10,728      7,345      8,769     12,782      6,836
Income (loss) from
 continuing operations        19,493     10,338      8,415     26,925     16,937     (9,442)
Income (loss) from
 discontinued operations           -          -          -          -          -     10,050
Extraordinary item             3,200          -          -          -          -          -
Net income (loss)             22,693     10,338      8,415     26,925     16,937        608
Current assets               510,063    611,871    655,608    659,333    571,318    599,601
Total assets                 692,930    820,830    878,397    839,473    735,685    782,824
Current liabilities          311,039    418,282    456,825    440,234    451,213    543,803
Long-term debt               186,404    199,645    213,161    197,083    139,252    100,818
-------------------------------------------------------------------------------------------
Average number of shares
 outstanding*             13,127,962 12,956,462 12,842,495 12,377,211  9,639,622  9,621,693
-------------------------------------------------------------------------------------------
Per share
  Basic earnings (loss)
   from continuing
   operations             $     1.48 $     0.80 $     0.66 $     2.18 $     1.72 $    (1.03)
  Basic earnings (loss)
   from discontinued
   operations                      -          -          -          -          -       1.04
  Extraordinary item            0.25          -          -          -          -          -
  Basic net earnings
   (loss)                       1.73       0.80       0.66       2.18       1.72       0.01
  Dividends paid                0.20       0.20       0.15          -          -          -
  Book value at year end       12.84      11.48      11.69      11.68       9.44       8.44
  Market value at year
   end                         11.75       3.50       4.75      15.94      17.88       9.00

* Earnings per share and shares outstanding for 1995-1997 have been adjusted for the effect of subsequent stock dividends.
--------------------------------------------------------------------------------

                                                                          [LOGO]
QUARTERLY FINANCIAL DATA (UNAUDITED)
--------------------------------------------------------------------------------


  The purchasing and processing of tobacco and wool are dependent on agricultural cycles and are seasonal in nature. These cycles and this seasonality, together with the timing of shipments and the variations in the mix of sales, causes quarterly flucuations in financial results. Quarterly results, dividends and stock prices for the years ended March 31, 2001 and 2000 follow:

In thousands, except share data     June 30   Sep 30   Dec 31 March 31       Year
---------------------------------------------------------------------------------
2001 Sales                         $199,884 $252,664 $380,808 $283,528 $1,116,884
    Gross profit                     25,976   28,114   37,485   40,143    131,718
    Extraordinary item                    -      639    1,417    1,144      3,200
    Net income                        1,688    5,656    7,124    8,225     22,693
    Earnings per share - basic        $0.13    $0.43    $0.54    $0.62      $1.73
- diluted                              0.13     0.43     0.51     0.59       1.68
    Dividends per share                0.05     0.05     0.05     0.05       0.20
    Market price per share - high      5.50     5.25     6.81    12.92      12.92
- low                                  2.75     3.75     3.81     6.00       2.75
2000 Sales                         $246,767 $228,478 $277,916 $352,565 $1,105,726
    Gross profit                     25,490   27,314   25,530   31,903    110,237
    Net income                        1,262    2,210    2,543    4,323     10,338
    Earnings per share - basic        $0.10    $0.17    $0.20    $0.33      $0.80
- diluted                              0.10     0.17     0.20     0.33       0.80
    Dividends per share                0.05     0.05     0.05     0.05       0.20
    Market price per share - high      6.63     6.00     3.94     3.75       6.63
- low                                  3.88     3.94     2.75     3.13       2.75

  Standard's common stock is traded on the New York Stock Exchange under the symbol STW.

  Market prices shown above are the high and low prices as reported by the
NYSE. At June 8, 2001 there were 601 shareholders of record.
--------------------------------------------------------------------------------

                                                                          [LOGO]
CORPORATE DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------
Standard Commercial Corporation

Corporate Directors

J Alec G Murray, /1/,/5/ Chairman of the Board of Directors
Marvin W. Coghill, /1/,/4/ Retired Chairman - Tobacco Division
William A. Ziegler, /3/,/4/,/5/ Retired partner, Sullivan & Cromwell, attorneys William S. Barrack, Jr., /2/,/4/ Retired Senior Vice President - Texaco Inc Charles H. Mullen, /2/,/3/,/5/ Retired Chairman and Chief Executive Officer -
 The American Tobacco Company
Daniel M. Sullivan, /3/,/4/ Founder and retired former Chief Executive
Officer - Frost & Sullivan Inc.
Robert E. Harrison, /1/,/4/,/5/ President, Chief Executive Officer
William S. Sheridan, /2/,/3/ Executive Vice President and Chief Financial Officer, Sotheby's Holdings, Inc.
B. Clyde Preslar, /2/,/4/ Vice President Finance and Chief Financial Officer, Lance, Inc.
Mark W. Kehaya, /4/ President, Chief Executive Officer, Eturn Communications,
Inc.
----------
/1/ Denotes member of Executive Committee
/2/ Denotes member of Audit Committee
/3/ Denotes member of Compensation Committee
/4/ Denotes member of Finance Committee
/5/ Denotes member of Nominating Committee

Corporate Officers
Robert E. Harrison, President and Chief Executive Officer
Henry C. Babb, Vice President -- Public Affairs, General Counsel and Secretary Ery W. Kehaya II, Vice President
Michael K. McDaniel, Vice President -- Human Resources
Robert A. Sheets, Vice President and Chief Financial Officer
Keith H. Merrick, Vice President and Treasurer
Hampton R. Poole, Jr., Vice President and Controller
Timothy S. Price, Vice President -- Business Planning and Development Krishnamurthy Rangarajan, Vice President and Assistant Secretary
--------------------------------------------------------------------------------

                                                                          [LOGO]
CORPORATE DIRECTORS AND OFFICERS
AND DIVISION MANAGEMENT
--------------------------------------------------------------------------------
Standard Commercial Corporation

Tobacco Division Management             Tobacco Companies
Alfred F. Rehm, President and Chief     *Standard Commercial Tobacco Co Inc
Executive Officer                          Wilson, North Carolina
John H. Saunders, Senior Vice           *CRES Tobacco Company Inc, King, North
President - Sales                          Carolina
Edward C. Dilda, Vice President -       *CRES Neva Co, Ltd., St Petersburg,
 Processing                                Russia
Robert J. Zonneveld, Vice               *Adams International Ltd, Bangkok,
President - Finance                        Thailand
Simon J. P. Green, Vice President &     *Standard Commercial Hellas ESE,
 Regional Manager - Confederation of       Thessaloniki, Greece
 Independent States                     *Siam Tobacco Export Corporation
Ery W. Kehaya II, Vice President &         Limited Chiengmai, Thailand
 Regional Manager - North America       *Trans-Continental Tobacco India Pvt
Robin H. B. Kilner, Vice President &       Limited Guntur, India
 Regional Manager - Africa              *Meridional de Tabacos Ltda Santa Cruz
Edward A. Majeski, Vice President &        do Su, Brazil
 Regional -  Manager - South America    *Spierer Tutun Ihracat Sanayi Ticaret
J. Pieter Sikkel, Vice President &         AS Izmir, Turkey
 Regional Manager - Asia                *Stancom Tobacco Company (Malawi)
Constantin J. W. von Esebeck, Vice         Limited Lilongwe, Malawi
 President & Regional Manager -         *Stancom Tobacco (Private) Limited
  Europe                                   Harare, Zimbabwe
Duncan B. Meech, Vice President -       *Standard Commercial Tobacco Co of
  Far East & Manager of UK Office          Canada Ltd, Tillsonburg, Ontario,
                                           Canada
                                        *Standard Commercial Tobacco Company
                                           (UK) Ltd, Godalming, Surrey,
                                           England
                                        *Tobacco Processors Lilongwe Ltd
                                           Lilongwe, Malawi
                                        *Transcatab SpA, Caserta, Italy
                                        *Trans-Continental Leaf Tobacco
                                           Corporation Vaduz, Liechtenstein
                                        *Werkhof GmbH, Hamburg, Germany
                                        *World Wide Tobacco Espana, Benavente,
                                           Spain


Wool Division Management                Wool Companies
Paul H. Bicque, Managing Director       *Standard Wool Inc, Columbia, South
Ian Kent, Financial Director               Carolina,
Richard Kuys, Director - South          *S H Allen & Sons (Pty) Ltd,
Africa                                     Melbourne, Australia
Paul T. Hughes, Director - United       *Standard Wool Argentina SA Buenos
Kingdom                                    Aires, Argentina
Harald Menkens, Director -              *Standard Wool Australia (Pty) Limited
 Germany & France                          Fremantle, Australia
Geoffrey M. Stooke, Director -          *Standard Wool (Chile) SA, Punta
 Australia                                 Arenas, Chile
Frank Rountree Jr., Director -          *Standard Wool Deutschland GmbH
 U.S.                                      Bremen, Germany
Claudio Ulrich, Director -              *Standard Wool France SA, Tourcoing,
 Argentina                                 France and Biella, Italy
Hugh Ensor, Director - New              *Standard Wool South Africa (Pty) Ltd
Zealand                                    Port Elizabeth, South Africa
Englebert Dierckx, Director -           *Standard Wool (UK) Limited, Bradford,
 Specialty Fibers                          England
                                        *Tentler & Co BV, Dongen, Netherlands
                                        *Standard Wool New Zealand Ltd,
                                           Christchurch, New Zealand
--------------------------------------------------------------------------------

                                                                          [LOGO]
                              Investor Information

Shareholders                            Trustee for Convertible
Inquiries and information               Subordinated Debentures
Requests should be directed to:         Listed: NYSE  Symbol: STW H

Corporate Secretary
Standard Commercial Corporation         First Union National Bank
P.O. Box 450                            Corporate Trust Bond Administration
Wilson NC 27894-0450                    230 S. Tryon Street, 9th Floor
Contact: Henry C. Babb                  Charlotte NC 28288-1179
Telephone: 252-291-5507                 Contact: Shannon S. Schwartz
Fax: 252-237-0018                       Telephone: 704-374-2075
                                        Fax: 704-383-7316
Dividend Policy
It is the policy of the Company to      Independent Auditors
pay cash dividends on its common        Deloitte & Touche, LLP
stock as business conditions permit.    150 Fayetteville Street Mall
                                        P.O. Box 2778
Dividend Reinvestment Plan              Raleigh NC 27602
Shareholders may acquire stock
through automatic reinvestment of       2001 Annual Meeting
cash dividends and/or optional cash     August 14, 2001, 12 noon
investments without payment of          Hardy Alumni Hall
brokerage commissions or service        400 Atlantic Christian Drive
fees. For information about dividend    Wilson, North Carolina
reinvestment or optional cash
investments, write to the Corporate     10-K Report
Secretary or Dividend Disbursing        A copy of the Company's Annual
Agent.                                  Report to the Securities and
                                        Exchange Commission on Form 10-K is
Common Stock Transfer Agent and         available without charge to
Registrar, and Dividend Disbursing      shareholders upon written request to
Agent                                   the Corporate Secretary.
Listed: NYSE  Symbol: STW
                                        Standard Commercial
First Union National Bank               Corporation
Shareholders Services                   Mailing address
Corporate Trust Group                   P.O. Box 450
1525 West W.T. Harris, Blvd.            Wilson NC 27894-0450
Charlotte NC 28262-1153 or

Contact: Joan K. Kaprinski              Street address
Telephone: 704-590-7388 or              2201 Miller Road
1-800-829-8432                          Wilson NC 27893
Fax: 704-590-7598                       Telephone: 252-291-5507
                                        Fax: 252-237-0018
Trustee for 8 7/8% Senior Notes Due     Telex: 802840 (STANCOM WISN)
2005

Suntrust Bank                           E-mail:
919 East Main Street                    investor@sccgroup.com
Richmond, VA 23219

Contact: Kelly Pickerel                 Website:
Telephone: 804-782-7323                 www.sccgroup.com
Fax: 804-782-7855