Form 10-K, Exhibit 13
period 2002-03-31
STANDARD COMMERCIAL CORP
filed 2002-06-27
CIK 93319

                                                                   Exhibit 13.1

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

FINANCIAL HIGHLIGHTS

--------------------------------------------------------------------------------

Standard Commercial Corporation

[LOGO]

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

Financial Highlights

*Certain 2001 amounts have been restated as described in Note 19 of the Consolidated Financial Statements.
Dollar amounts in thousands except share information

     For years ended March 31                    2002      2001*       2000
     -------------------------------------- --------- ---------- ----------
     Sales                                   $942,296 $1,067,966 $1,056,681
     Income from continuing operations         36,219     19,166      9,880
     Net income                                19,797     21,125     10,338
     Earnings per share
       Income from continuing operations
       Basic                                    $2.72      $1.46      $0.76
       Diluted                                  $2.55      $1.45      $0.76
     Net Income
       Basic                                    $1.49      $1.61      $0.80
       Diluted                                  $1.47      $1.58      $0.80
     Income from continuing operations as a
       percentage of sales                       3.8%       1.8%       1.0%
     At year-end
     -------------------------------------- --------- ---------- ----------
     Working capital                         $182,198   $199,906   $196,394
     Working capital ratio                  1.63:1.00  1.64:1.00  1.48:1.00
     Market price per share                     19.22      11.75       3.50
     -------------------------------------- --------- ---------- ----------


CONTENTS

                  Business Description, Strategy and
                    Goals................................ IFC
                  Financial Highlights...................   1
                  Letter to Shareholders.................   2
                  Management's Discussion and Analysis of
                    Results of Operations and Financial
                    Condition............................   5
                  Independent Auditors' Report...........  15
                  Company Report on Financial Statements.  16

                Consolidated Financial Statements.......... 17
                Notes to Consolidated Financial
                  Statements............................... 21
                Selected Financial Data.................... 37
                Quarterly Financial Data................... 38
                Corporate Directors and Officers, and
                  Division Management and Principal Trading
                  Companies................................ 39
                Investor Information....................... 41

                                                                              -

LETTER TO SHAREHOLDERS

--------------------------------------------------------------------------------

Standard Commercial Corporation

[LOGO]


Dear Fellow Investors:

    Last year I wrote of making a difference, of our solid achievements and, finally, of a Wall Street that was beginning to reward your Company's efforts through a much improved share price. This year I am delighted to report that your Company has made even greater strides toward enhancing the value of your investment, with record tobacco earnings leading to a stock price up over 64% year on year to $19.22 per share. Of course, record earnings create a unique challenge--even higher expectations. Your Company is prepared to meet that challenge; striving constantly, through the dedicated efforts of our employees worldwide, to "make a difference" for our shareholders.

    Adapting to change has been the fuel for the tremendous growth of your Company. It is this philosophy that will continue to create opportunities for further growth as well as distinguish us in the marketplace.

    There were a number of very positive factors that contributed to our record results. Current tobacco trading conditions were very favorable around the globe, enabling us to post a 15% volume gain over the prior year (excluding the US which is now treated differently due to the change to direct contracting) and look promising to remain fairly stable in the coming year. Our strategies to grow our core tobacco business have also been a major factor in our growth. The decision to expand our Brazilian operations proved timely as more customers have shifted their purchases there and our CRES operation in Russia continues to exceed expectations as the market demand for value-added product remained strong.

    However, we are not relying on market conditions or past investments alone for our future success. We have now completed our purchase from British American Tobacco of two of their leaf processing operations. The first acquisition was in the US from Brown and Williamson Tobacco Company. This purchase nearly doubles your Company's processing share in the US at current volume levels. It will also give us the added flexibility to handle even larger processing volumes should there be an opportunity to do so. The integration of this facility into our existing operations is well underway, the Standard flag is up and we will be ready to start processing the moment the market opens.

    Our second purchase was from Nobleza Picardo, BAT's Argentine subsidiary. Standard has operated in Argentina for many years, but never with 100% control over its own destiny. We have previously operated either in association with an existing local cooperative or through leased facilities. We are now the only dealer to have its own processing plant in this important tobacco producing country. Despite the grim economic news that continues in Argentina, the initial customer response to this initiative has been very favorable and the Standard flag is flying proudly there as well.

    Developing an adaptive culture has also enabled us to react proactively to challenges as well. As you are aware, the US tobacco market has moved to direct or contract buying. The speed and scope of this change, completely altering in a single season the historic method of marketing tobacco, was dramatic and stemmed from manufacturers' concerns over the declining size of the US crop.
For our part, contract purchasing necessitated dramatic changes within our Company. The result, however, was a record year for our US processing operation.


-

  -----------------------------------------------------------------------------

--------------------------------------------------------------------------------


[LOGO]


    Also, trading conditions and conditions in general, continue to deteriorate in Zimbabwe. The political and economic turmoil continues and the crop is projected to decline further with each successive farm seizure under the government's land re-distribution policy. Early estimates are that the crop will drop below 100 million tons next year, representing a huge loss for the country of much needed foreign exchange. It is expected that these crop shortfalls in Zimbabwe can be made up by us in other markets and we believe that Standard is well positioned to accommodate and benefit from these market shifts.

    On the legal front, we have recently learned--and fully disclosed--that the dealer industry is the subject in Europe of an investigation by the Competition Directorate of the European Commission. The investigation relates to certain traditional tobacco purchasing practices involving farmer cooperatives, the dealer companies and various governmental entities. These trading practices are now being reviewed by the EC and, although the review is in its very early stages, the Company is cooperating fully and we are hopeful that the longstanding nature of the practices under review, once fully understood, will aid the Commission in resolving the issues on a reasonable basis.

    Finally, market conditions within the wool industry were challenging. Last year we proudly pointed to its return to profitability and we were looking forward to a continuation of the turnaround in this year. Unfortunately, almost overnight wool trading conditions deteriorated again for the entire industry and our group was no exception. Supply shortages and grower efforts to command higher prices made replacement purchases unattractive to our customers. This in combination with oversupply and the availability of cheaper alternative fibers such as synthetics and cotton made for one of the worst years ever in the wool industry. In the face of this continuing decline we made the decision to dramatically shrink our wool group down to its core business units, as it was not meeting its return objectives.

    It is always difficult to cut back "operations" because that actually means, "people;" the employees whose livelihoods are affected and who struggled with great dedication to "make a difference" in a very difficult business. Our decision to close these units is not a reflection on these people who are due our gratitude and appreciation. However, by having an even more tightly focused wool group we expect to remove some of the volatility and enhance it's ability to resume the track it was on last year.

    Looking forward, I believe the differences we made again this year--the record earnings, the strong cash flows used to early retire $32 million dollars of our long-term debt ($50 million over two years), the two acquisitions and the shrinking of our wool group, should leave your Company with an even brighter future and more flexibility. I am happy to report that with our debt lowered, our margins improving and all our key financial ratios in the best shape ever, your Company has the flexibility to continue its pursuit of profitable future initiatives in line with our Mission to become the most respected purchaser and processor of tobacco and wool in the world.

                                                                              -

  -----------------------------------------------------------------------------

--------------------------------------------------------------------------------

Standard Commercial Corporation

[LOGO]


    As we prepare to meet the challenges and expectations of the coming year it is appropriate to express our thanks to those who have enabled us to set records in the past year and will help us to do so in the future. First among those are Standard's employees worldwide. Dedicated, loyal and hardworking, they are responsible for your Company's success and I want to take this opportunity to thank them for their efforts. Secondly, our global customers, who have come increasingly to appreciate and enjoy the benefits of a reliable and efficient partner, are providing expanded opportunities for mutually beneficial business around the world. Taken together our future looks bright and will make Standard an attractive investment opportunity into the future.

    Finally, on the Board front, it is with great regret that we must report the death on April 14 of Charles H. Mullen, a Director of the Company since 1995 and Chairman of the Board's Compensation Committee. Charles came to Standard with a wealth of experience in the tobacco business. He began his career in the industry as a salesman with The American Tobacco Company in 1959 and retired as Chief Executive Officer in 1992. Charles was a real leader whose wise counsel shall be missed by all who knew him. His philosophy about life was to begin every day with a joke and end it with a prayer.

    This year was also Marvin Coghill's final one as a Standard Board member. Marvin has decided to fully retire and he deserves our best wishes for a full and happy retirement. He will be missed for his wit and wise counsel as well.

Sincerely,

/s/ RE Harrison

R E Harrison
President and Chief Executive Officer

-

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
Standard Commercial Corporation

--------------------------------------------------------------------------------


[LOGO]


    Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the consolidated financial statements of the Company for the years ended March 31, 2002, 2001 and 2000 and the related Notes to Consolidated Financial Statements herein. This discussion presented below reflects the restatement of previously issued consolidated financial statements for fiscal year 2001. See below and Note 19 to the Consolidated Financial Statements for further discussion of this matter.

Discontinued Operations

    As conditions in the wool industry deteriorated throughout the year, the Company decided to close and dispose of certain of its wool operating units for strategic reasons. Given the extremely difficult trading environment in the wool industry, we decided to shrink the wool division down to its core markets, namely, the key sourcing areas of Australia, the key processing/marketing areas of Europe and the carpet sector, which has remained relatively healthy throughout the cyclical downturn we are in. Accordingly, we have taken steps to discontinue operations in four of our wool operating units located in Argentina, Holland, New Zealand and South Africa. We have identified these assets as held for sale and recorded the loss to discontinue these operations as $15.3 million for fiscal year 2002 and $1.2 million on a restated basis for 2001. The current-year charge includes the operating loss and estimated closure/sale costs of these operations for the year of $9.6 million and $4.5 million for the write-off of the associated foreign currency translation adjustments.

    Subsequent to the issuance of its financial statements for the year ended March 31, 2001, the Company discovered that the accounting records for its specialty fibers unit in Holland had been falsified by local unit management to avoid disclosure of trading losses incurred in fiscal year 2001. As a result, the Company has restated the 2001 financial statements to recognize these trading losses. The net income effect of the restatement resulted in a decrease of $1.5 million, net of taxes. As described above and in Note 1 under the subheading, "Basis of Presentation and Reclassification", the Company plans to dispose of its specialty fibers unit, as well as certain other non-core wool operating units, consequently the restatement is reflected in the results of discontinued operations for the prior year.

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

                                                                              -

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
                                                           (CONTINUED)

--------------------------------------------------------------------------------

Standard Commercial Corporation

[LOGO]


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

    Critical Accounting Policies and Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires the appropriate application of certain accounting policies, many of which require the Company to make estimates and assumptions about future events and their impact on amounts reported in the financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from the estimates. Such differences could be material to the financial statements.

    A critical accounting policy is one which is both important to the portrayal of the Company's financial condition and results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Company believes that our following accounting policies fit this definition:

    Discontinued operations. In August 2001, the Financial Accounting Standards Board, or FASB, issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Under SFAS 144 a component of a business that is held for sale is reported in discontinued operations if the operations and cash flows will be, or have been eliminated from the on-going operations of the company and the company will not have any significant continuing involvement in such operations. In the quarter ended March 31, 2002, the Company adopted the provisions of SFAS 144. Accordingly our financial statements include certain wool units as discontinued operations.

    While we believe our current estimates of discontinued operations liabilities are adequate, it is possible that future events could require us to make significant adjustments for revisions to these estimates.

    Inventory. The Company reviews inventories for changes in market value based on assumptions related to future demand and worldwide and local market conditions. If actual demand and market conditions are less favorable than those projected by management, adjustments to lower of cost or market value may be required.

    Income Taxes. The Company, through its subsidiaries, is subject to the tax laws of many jurisdictions. The Company is subject to a tax audit in each of the jurisdictions, which could result in changes in taxes. For financial statement

-

--------------------------------------------------------------------------------


[LOGO]

purposes, the tax benefit of net operating loss and credit carryforwards is recognized as a deferred tax asset, subject to appropriate valuation allowances when it is determined that recovery of the deferred tax asset is unlikely. The Company evaluates the tax benefits of net operating loss and credit carry forwards on an ongoing basis. These assumptions could be affected by changes in future taxable income and its sources and changes in U.S. and foreign tax laws and rates. The effective tax rate of the Company could be impacted by changes in these assumptions.

    Contingencies. A contingency is an existing condition that involves a degree of uncertainty that will ultimately be resolved upon the occurrence of future events. Under generally accepted accounting principles, provisions for contingencies are required to be established when the future event is probable and its impact can be reasonably estimated. An example is the establishment of a reserve for losses in connection with unresolved legal matters. Litigation is subject to many uncertainties, and it is possible that some of the tobacco-related legal actions, proceedings or claims could be decided against the Company. The Company is unable to predict the outcome of the litigation or to derive a meaningful estimate of the amount or range of any possible loss in any particular quarterly or annual period or in the aggregate. Accordingly, no liability is currently recorded in the consolidated financial statements for such litigation.

    Retirement benefits. The Company has pension and other postretirement benefit (i.e. health care and life insurance) costs and obligations which are dependent on assumptions used by actuaries in calculating such amounts. These assumptions include discount rates, health care cost trends, inflation, salary growth, long-term return on plan assets, retirement rates, mortality rates and other factors. Actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense and recorded obligation in such future periods. While we believe that the assumptions used are appropriate, significant differences in actual experience or significant changes in assumptions would affect our pension and other postretirement benefits costs and obligations.

    The above listing is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. See our audited consolidated financial statements and notes thereto, which contain accounting policies and other disclosures required by generally accepted accounting principles.

Global Market Conditions

    A variety of external factors affected both the tobacco and wool markets worldwide during the fiscal year ended March 31, 2002.

Tobacco Market Conditions

    In general, the supply/demand models for flue-cured and burley styles of tobacco indicate a relatively balanced position globally. There is still an oversupply condition for the oriental styles. Most of the oriental oversupply is held by the Turkish monopoly.

    In the US, the cigarette manufacturers are contracting directly with the farmers for their requirements. The tobacco is still processed in our facilities and we receive processing revenue. Consequently, the Company's sales revenues will be lower going forward. This trend has not had a material impact on earnings due to the service income.

    Political and economic turmoil continues to affect the Zimbabwe tobacco crop. This has

                                                                              -

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
                                                           (CONTINUED)

--------------------------------------------------------------------------------

Standard Commercial Corporation

[LOGO]

not had a material impact on the Company's operations in this country. The fiscal 2002 crop is expected to be reduced from 202 million metric tons last year, to approximately 170 million metric tons. This crop is coming to market currently. There is a great deal of uncertainty regarding future production. Early estimates indicate that the crop size may go under the 100 million metric ton mark for the next year. It is widely believed that any shortfalls in the supply of flue-cured leaf that may occur in Zimbabwe can be offset by other markets, primarily Brazil.

Wool Market Conditions

    The global condition of the wool industry remains depressed. Even though production is projected to decline as a result of the prolonged drought in Australia, which has led to reduced herd size, and the effects of the recent hoof and mouth disease scare, demand continues to be weak. The prospect of lower supplies has pushed raw wool prices to record levels. However, the high prices are resulting in the end user markets, spinners and weavers, withdrawing or otherwise holding back from the market. Some consolidation is occurring within the industry, but overcapacity is still a concern. China remains the dominant buyer in the current market. Wool is an easily substitutable product and until prices stabilize, the outlook remains depressed. This is further impacted by the current low prices of other fibers, mainly cotton.

Acquisitions and Dispositions

    During the fiscal year ended March 31, 2002, the Company completed one major acquisition. In December 2001, we finalized the purchase of the processing assets of Nobleza Picardo, a subsidiary of British American Tobacco
(BAT), in Argentina. As part of the purchase, we also signed a long-term contract with Nobleza for the processing of their Argentine leaf requirements. Additionally, we also purchased the leaf processing assets of Export Leaf Tobacco, the US subsidiary of Brown and Williamson Tobacco Company, also a subsidiary of BAT. We entered into a long-term processing contract for the US leaf requirements in this transaction as well. This acquisition was finalized in April 2002. Both of these purchases were funded from internally generated cash flows.

    For the year ended March 31, 2001, we exited or exchanged ownership interest in two areas. Based on weak market fundamentals, the Company exited the Tanzanian tobacco market. All assets were sold and a net loss of $5.7 million was recorded. Also in fiscal 2001, the Company traded its 51% ownership interest in its Greek subsidiary for the remaining 49% ownership interest in its Turkish operation. This was accomplished for tax purposes, as a tax-free exchange of assets subject to a private-letter ruling from the Internal Revenue Service of the US. For financial statement purposes, the transaction was recorded at fair value. Consequently, we now own 100% of the Turkish subsidiary and have only a limited trading presence in Greece.

Recent Accounting Developments

    On April 1, 2001 the Company adopted Statement of Financial Accounting Standards 133 "Accounting for Derivative Instruments and Hedging Activities:, as amended by SFAS 137 and SFAS 138. SFAS 133 establishes new accounting and disclosure requirements for most derivative instruments and hedge transactions involving derivatives. SFAS 133 also requires formal documentation procedures for hedging relationships and effectiveness testing when hedge accounting is to be applied.

    In accordance with the transition provisions of SFAS 133, in the year ended March 31, 2002 the Company recorded a cumulative effect loss adjustment of $2.1 million, net of applicable taxes, in other comprehensive income to recognize the fair value of all derivatives

-

--------------------------------------------------------------------------------


[LOGO]

designated as cash flow hedging instruments. The Company's derivative usage is principally foreign currency forwards. These contracts typically have maturities of less than one year. As a matter of policy, the Company does not use derivative instruments unless there is an underlying exposure. The Company's foreign currency forwards have been designated and qualify as cash flow hedges under the criteria of SFAS 133. SFAS 133 requires that changes in fair values of derivatives that qualify as cash flow hedges be recognized in other comprehensive income, while the ineffective portion of change in derivatives in fair value be recognized immediately in earnings. At March 31, 2002 the Company had foreign exchange contracts outstanding with a notional value of $32.4 million and a fair value of $32.2 million.

    In June 2001, the Financial Accounting Standards Board, (FASB), issued SFAS 141, Business Combinations and SFAS 142 Goodwill and Other Intangible Assets. SFAS 141 requires the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and the use of the pooling-of-interest method is no longer allowed. SFAS 142 requires upon adoption that the amortization of goodwill cease and the carrying value of goodwill be evaluated for impairment on a periodic basis. The Company will be required to implement SFAS 142 during fiscal 2003. Based on current evaluations, the Company does not believe there will be any material impact on its consolidated financial statements as a result of adoption of SFAS 142.

    In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. In addition, the statement broadens the presentation of discontinued operations to include more disposal transactions. The Company early adopted SFAS 144 during fiscal 2002, and accordingly recognized as discontinued operations the results from certain wool operating units that are being disposed of.

    In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements 4, 44 and 64, Amendment to FASB Statement 13, and Technical Corrections. One of the major changes of this statement is to change the accounting for the classification of gains and losses from the extinguishment of debt. Upon adoption, the Company will follow APB 30, Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions in determining whether such extinguishment of debt may be classified as extraordinary. The provisions of this statement related to the rescission of FASB Statement 4 shall be applied in fiscal years beginning after May 15, 2002 with early application encouraged.

Results of Operations

    Key Information--As conditions in the wool industry deteriorated throughout fiscal 2002, the Company decided to close and dispose of certain of its wool operating units. These units are Argentina, New Zealand, South Africa and the specialty fibers business in Holland. As noted above, the Company has early adopted the provisions of SFAS 144 and will treat the exit from these businesses as discontinued operations.

    Subsequent to the issuance of its financial statements for the year ended March 31, 2001, the Company discovered that the accounting records for the specialty fibers unit in Holland had been falsified by local unit management to avoid disclosure of trading losses incurred in fiscal year 2001. As a result, the Company has restated the 2001 financial statements to

                                                                              -

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
                                                           (CONTINUED)

--------------------------------------------------------------------------------

Standard Commercial Corporation

[LOGO]

recognize these trading losses. The net effect of these misstatements amounted to $1.5 million, net of taxes. Because the error occurred in a unit that is being disposed of, the restatement is reflected in the results of discontinued operations for fiscal 2001.

Comparison of the Year ended March 31, 2002 to the Year ended March 31, 2001

    Sales. Sales from continuing operations for the twelve months ended March 31, 2002 were $942 million, down 11.7% from a year earlier. This reduction is due to the changes in the way US cigarette manufacturers now purchase the majority of their leaf supplies directly from the farmer. We still perform handling and processing services for the leaf. Sales of $780 million for the tobacco division were lower than the prior year as this is the first full year of the direct contracting by the manufacturers. Total volumes processed in the US was basically level with the prior year. Overall, excluding the US market, tobacco unit volume was up 15%. Sales revenue increases in South America were driven by the addition of additional processing capacity in Brazil and continued strong sales in our core business there. In Africa, sales revenue gains were achieved in Kenya/Congo and Zimbabwe. Sales gains were also achieved in China, Italy and increases were recorded for Canada. Sales in our CRES operation in the CIS were level with the prior year as that unit continues to operate at full capacity.

    Wool sales from continuing operations for the twelve months ended March 31, 2002 of $162 million were down 10.6% from the prior year primarily as the result of continuing poor conditions in the global wool industry.

    Gross Profit and Cost of Sales. Gross profit for the twelve-month period of $144.0 million was up 12.7% from the prior period. This was due mostly to the sales gains noted above in the tobacco business, improved mix and throughput efficiencies. This was partly offset by deterioration in the Wool Division gross profit due to higher prices and weak demand.

    Selling, General and Administrative Expenses. SG&A expenses were lower than the prior year as the prior year included expenses associated with exiting Tanzania, current year cost-cutting programs and lower headcount in the Wool division.

    Interest Expense and Other Income (Expense), Net. Interest expense was lower due to reduced long-term debt levels. Other income (expense), net was $4.2 million higher because the prior year included losses on sales of assets and investments related to exiting Tanzania.

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

    There are no earnings attributed to minority interests in the current fiscal year as fiscal 2001 was the last year of our minority partner structure in the Greece and Turkey markets. Equity in earnings of affiliates was down from the prior year primarily due to seasonal business factors.

    Income from Continuing Operations. Income from continuing operations was $36.2 million versus $19.2 million in the prior year. All of the improvement was generated by the Tobacco Division as conditions continue to improve and recent investments in key markets are brought fully on line. Key areas that have improved are the US, Brazil and Thailand. The Tobacco Division income from continuing operations was $38.1 million versus $17.1 million in the prior year. For the remaining wool units,

-

--------------------------------------------------------------------------------


[LOGO]

trading conditions remained difficult. The loss from continuing operation was $1.9 million, versus $1.1 million profit in prior year.

    Loss from Discontinued Operations. The loss related to discontinued operations is $15.3 million for fiscal 2002 and $1.2 million for the prior year on a restated basis. This expense includes the operating losses of the aforementioned units, estimated closure costs and the write-off of associated foreign currency translation adjustments. As noted above, the Company has early adopted the provisions of SFAS 144 and has reflected the exit from these businesses as discontinued operations.

    Extraordinary Item. An extraordinary after-tax loss of $1.1 million was recorded on the repurchase of over $32 million face amount of long-term debt. This includes the call of $25 million of 8 7/8% Senior Notes at a call premium announced in February 2002. The prior year included the gain of $3.2 million on the repurchase of debt in the open markets.

    Net Income. Net income was $19.8 million versus $21.1 million for the twelve months ended March 31, 2001.

Comparison of the Year ended March 31, 2001 to the Year ended March 31, 2000

    Sales. Sales for the twelve months ended March 31, 2001 were $1,068 million, a slight increase from a year earlier. Sales of $887 million for the tobacco division were up marginally from the corresponding period in 2000, despite reduced volume and sales revenue in the US burley market as a major customer for this tobacco changed to a direct contracting method of procurement. Overall, tobacco volume was up 6.8% due to higher sales in the North America, Brazil, Asia and Russia. Although positive for the region as a whole, Asian sales were impacted negatively by the crop holiday in India. Africa was slightly down for the year due to delays in bringing the prior years crop to market and the decision to exit Tanzania. Sales in Europe were down mostly in the oriental tobacco segment as there is still an oversupply of these tobaccos and the mid-year exchange of our Greek and Turkish ownership interest, as described in the Business Acquisitions/Dispositions section above. Consequently only partial year sales results were consolidated for Greece.

    Nontobacco sales for the twelve months ended March 31, 2001 of $181 million were up 4.1% from the prior year primarily as the result of a slight increase in the volume of wool sold and higher average prices in all markets. Gains were recorded in most European units.

    Gross Profit and Cost of Sales. Gross profit for the twelve-month period of $127.8 million was up 19.5% from the prior period. This was due mostly to the sales gains noted above in the tobacco business, a shift to higher margin value-added products in the wool division and operating improvements and cost-cutting exercises in both divisions.

    Selling, General and Administrative Expenses. SG&A expenses were equal with the prior year. Cost-savings programs in both divisions partially offset normal inflationary increases.

    Interest Expense and Other Income (Expense), Net. Interest expense was consistent with the prior year. Other income (expense), net was $5.9 million lower because the prior year included gains on sales of assets while the current year includes losses on sales of assets and investments related to exiting Tanzania.

    Income Taxes, Minority Interests and Equity in Earnings of Affiliates. Income tax charges or credits as a percentage of pretax income can vary due to differences in tax rates and relief available in areas where profits are earned or losses are incurred. The effective tax rate was lower than a year earlier, but remained high due

                                                                              -

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
                                                           (CONTINUED)

--------------------------------------------------------------------------------

Standard Commercial Corporation

[LOGO]

mainly to losses in areas where tax relief is not available and the impact of hyperinflation on taxes in Turkey.

    Earnings attributed to minority interests were higher than a year ago. Equity in earnings of affiliates was equal to the prior year.

    Income from Continuing Operations. Income from continuing operations was $19.2 million compared to $9.9 million for the prior year.

    Loss from Discontinued Operations. Loss from discontinued operations was $1.2 million, stemming mostly from the restatement of the accounting error noted above, compared to a slight gain in fiscal 2000.

    Extraordinary Item. An extraordinary after-tax gain of $3.2 million was recorded on the repurchase of $17.3 million face amount of Subordinated Convertible Debentures due 2007. This debt was trading in the marketplace at a substantial discount and was repurchased pursuant to a plan announced in June 2000. This repurchase plan allows for the Company to repurchase up to $25 million (face amount) of debt as cash flow and operating conditions permit.

    Net Income. Net income was $21.1 million, or $1.61 basic earnings per share on 13.1 million average shares outstanding, versus $10.3 million, or $0.80 basic earnings per share on 13.0 million shares outstanding for the twelve months ended March 31, 2000.

Liquidity and Capital Expenditures

    Working capital at March 31, 2002 was $182.2 million, down from $199.9 million at March 31, 2001. Most of the decrease was due to lower cash and receivable levels in the tobacco business. The Company has used cash to repurchase long-term debt. The Company continues to closely monitor its inventories, which fluctuate depending on seasonal factors and business conditions.

    Capital expenditures were $14.8 million and $16.8 million for the fiscal years ended March 31, 2002 and 2001, respectively. Capital expenditures for 2002 related mostly to routine expenditures in the tobacco and wool divisions, purchase of the tobacco processing assets in Argentina, the completion of a second processing line in Brazil and installation of a lanolin facility in the French wool operation. The Company expects routine capital expenditures to total approximately $14.7 million for the fiscal year ending March 31, 2003.

    For 2002, cash provided by operating activities totaled $72.7 million, primarily due to higher net income, and a decrease in receivables related to improvements in collections. Cash used for investing activities of $13.7 million for 2002 included capital expenditures of $14.8 million mostly for tobacco activities of $12.4 million, including $3.1 million in Brazil, $3.2 million in the United States, $0.8 million in Turkey, $1.5 million in Africa and $2.4 million for the wool division, mostly for the completion of the lanolin facility in France.

    Financing Arrangements. The Company incurs short-term debt to finance its seasonal working capital needs, which typically peak in the third quarter, under secured lines of credit with several banks. At March 31, 2002, total short-term credit facilities for continuing operations were $477.9 million, compared to $538.7 million at March 31, 2001, with $13.6 million versus $10.6 million in 2001 being utilized for letters of credit and guarantees and $331.9 million was unused.

    On August 1, 1997, the Company's major tobacco subsidiaries entered into a revolving bank facility. The facility provides for borrowings of $200.0 million for working capital and other general corporate purposes, and the

-

--------------------------------------------------------------------------------


[LOGO]

interest rate on borrowings under the facility is subject to change depending on the Company's financial performance. The rate is currently LIBOR plus 0.625%. The borrowings under the facility are guaranteed by the Company and certain of its tobacco subsidiaries and secured by substantially all of the assets of the borrowing subsidiaries and a pledge of all of the capital stock of the subsidiaries not otherwise pledged to secure other obligations.

    On May 19, 1999 the amount of the facility was increased from $200.0 million to $233.0 million and the maturity date was extended from July 31, 2000 to July 31, 2002. In fiscal 2000, this facility was increased to $250.0 million with the addition of two banks. Terms of the facility were unchanged.

    On June 7, 2001 the Company's major tobacco subsidiaries amended their global revolving bank credit facility. The facility was decreased from $250.0 million to $230.0 million and the maturity date was extended to July 31, 2003 from July 31, 2002. Financial covenants and other terms and conditions are essentially unchanged.

    Additionally, as of March 31, 2002, local lines were available for the remainder of the tobacco division of approximately $150.5 million in addition to separate facilities for the wool division of $97.4 million.

    On November 13, 1991, the Company issued $69.0 million of its 7 1/4% Convertible Subordinated Debentures, ("Debentures"), due March 31, 2007. The Debentures are currently convertible into Common Stock at a conversion price (as adjusted for subsequent stock dividends) of $29.38. The Debentures are subordinated in right of payment to all senior indebtedness. As of March 31, 1995, the Debentures became redeemable in whole or in part at our option. Beginning March 31, 2003, we will be obligated to make annual sinking fund payments sufficient to retire at least 5% of the principal amount of issued Debentures reduced by earlier conversions, redemptions and repurchases. Holders of the Debentures have the right to demand redemption under certain conditions, including a change in control of the Company, mergers and consolidations and distributions with respect to our capital stock. We may elect to redeem Debentures under these circumstances for Common Stock in lieu of cash. In fiscal 2001, we repurchased $17.3 million of these notes at an after-tax gain of $3.2 million. In fiscal 2002 we purchased an additional $1.7 million of these debentures at an after-tax gain of $0.1 million. The gains are classified as an extraordinary item in the income statement consistent with the Statement of Financial Accounting Standard 4. Due to these repurchases, the sinking fund requirements noted above have been satisfied in full.

    On August 1, 1997, the U.S. tobacco subsidiary of the Company consummated the sale and issuance of $115.0 million of 8 7/8% Senior Notes. The Notes are due in 2005. In fiscal 2002, we repurchased/called a total of $31 million of the Notes. The net loss after tax on the repurchase of these notes was $1.2 million and is included in the extraordinary items.

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

    Debt agreements to which the Company and its subsidiaries are parties contain financial covenants, which could restrict the payment of

                                                                              -

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
                                                           (CONTINUED)

--------------------------------------------------------------------------------

Standard Commercial Corporation

[LOGO]

cash dividends. Under its most restrictive covenant, the Company had approximately $20.8 million of retained earnings available for distribution as dividends at March 31, 2002.

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

    Because the Company uses currency rate-sensitive instruments to hedge only existing transactions, any loss in value for those instruments generally would be offset by increases in the value of those hedged transactions. The Company does not hold or issue any significant derivative financial instruments for trading or speculation purposes.

    Foreign exchange rates: The Company is exposed to foreign exchange movements. Consequently, it enters into various contracts, primarily for the Wool division, which change in value as foreign exchange rates change to preserve the value of commitments and anticipated transactions. The Company uses foreign currency contracts to hedge revenue streams and raw material purchases. As of March 31, 2002, the Company had short-term forward exchange contracts with US dollar equivalents of $32.4 million notional value and $32.2 million current fair value.

    Interest rates: The Company manages its exposure to interest rate risk through the proportion of fixed rate and variable rate debt in its total debt portfolio. A one percentage-point change in interest rates would increase the Company's interest cost by approximately $1.3 million. Substantially all of long-term borrowings are denominated in the U.S. dollar and carry fixed interest rates.

    Use of derivative financial instruments has not had a material impact on the Company's financial position at March 31, 2002 and 2001 or the Company's results of operations or cash flows for the years ended March 31, 2002, 2001, and 2000.

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

-

INDEPENDENT AUDITORS' REPORT

--------------------------------------------------------------------------------


[LOGO]

To the Board of Directors of and Shareholders of Standard Commercial Corporation

    We have audited the accompanying consolidated balance sheets of Standard Commercial Corporation as of March 31, 2002 and 2001, and the related consolidated statements of income and comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

    As discussed in Note 19, the accompanying fiscal 2001 consolidated financial statements have been restated.

    As discussed in Note 2 to the consolidated financial statements, in fiscal 2002 the Company changed its method of accounting for discontinued operations to conform with Statement of Financial Accounting Standards No. 144. As discussed in Note 1 to the consolidated financial statements, in fiscal 2002 the Company adopted Statement of Financial Accounting Standards No. 133 for accounting and reporting derivative instruments.
/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Raleigh, North Carolina
June 6, 2002

                                                                              -

COMPANY REPORT ON FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


[LOGO]


   Standard Commercial is responsible for the preparation of the financial statements, related financial data and other information in this annual report. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on estimates and judgment where appropriate.
   In meeting its responsibility for both the integrity and fairness of these statements and information, the Company depends on the accounting system and related internal controls that are designed to provide reasonable assurance that transactions are authorized and recorded in accordance with established procedures, that assets are safeguarded and that proper and reliable records are maintained.
   The concept of reasonable assurance is based on the recognition that the cost of an internal control system should not exceed the related benefits. Because of inherent limitations in any system of controls, there can be no absolute assurance that errors or irregularities will not occur. Nevertheless, we believe that our internal controls provide reasonable assurance as to the integrity and reliability of our financial records.
   As an integral part of the internal control system, Standard maintains a professional staff of internal auditors who monitor compliance with and assess the effectiveness of the internal controls and recommend improvements thereto. The Audit Committee of the Board of Directors, composed solely of outside directors, meets quarterly with Standard's management and internal auditors, and at least annually with its independent auditors, to review matters relating to financial reporting, internal controls and the extent and results of the audit effort. The internal auditors and independent auditors have direct access to the Audit Committee with or without management present.
   The financial statements have been audited by Deloitte & Touche LLP, independent auditors, who render an independent professional report on the Company's financial statements. Their appointment was recommended by the Audit Committee, approved by the Board of Directors and ratified by the shareholders.

-

  -----------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------

Standard Commercial Corporation

[LOGO]


                                                                                           March 31,
                                                                                 -------------------
(In thousands, except share data)                                                     2002    2001 *
Assets
Cash                                                                             $ 29,000  $ 38,273
Receivables (Note 3)                                                              169,350   204,131
Inventories (Notes 1 and 4)                                                       241,205   237,034
Assets of discontinued operations (Note 2)                                         22,280    29,667
Prepaid expenses                                                                    7,532     1,715
Marketable securities (Note 1)                                                        531       540
                                                                                 --------  --------
   Current assets                                                                 469,898   511,360
Property, plant and equipment (Notes 1 and 5)                                     134,919   133,828
Investment in affiliates (Notes 1 and 6)                                            9,569     9,774
Other assets (Notes 1, 7 and 11)                                                   36,256    36,943
                                                                                 --------  --------
   Total Assets                                                                  $650,642  $691,905
                                                                                 --------  --------

Liabilities
Short-term borrowings (Note 8)                                                   $132,379  $151,602
Current portion of long-term debt (Note 10)                                        10,309     9,311
Accounts payable (Note 9)                                                         124,760   136,532
Liabilities of discontinued operations (Note 2)                                     9,372     4,754
Taxes accrued (Note 15)                                                            10,880     9,255
                                                                                 --------  --------
   Current liabilities                                                            287,700   311,454

Long-term debt (Note 10)                                                           96,823   134,752
Convertible subordinated debentures (Note 10)                                      49,989    51,652
Retirement and other benefits (Note 11)                                            20,459    19,886
Deferred taxes (Notes 1 and 15)                                                     5,000     5,482
                                                                                 --------  --------
   Total liabilities                                                              459,971   523,226
                                                                                 --------  --------
Minority Interests (Note 1)                                                            18        54
                                                                                 --------  --------
Commitments and contingencies (Note 12)

Shareholders' Equity:
Preferred stock, $1.65 par value
Authorized shares - 1,000,000; none issued
Common stock, $0.20 par value
Authorized shares - 100,000,000; issued - 15,985,848 and 15,875,611 at March 31,
  2002 and 2001, respectively (Note 13)                                             3,197     3,175
Additional paid-in capital                                                        106,077   104,198
Unearned restricted stock plan compensation                                        (2,000)   (1,799)
Treasury stock at cost, 2,617,707 shares at March 31, 2002 and 2001                (4,250)   (4,250)
Accumulated other comprehensive income                                            (45,183)  (48,379)
Retained earnings                                                                 132,812   115,680
                                                                                 --------  --------
Total shareholders' equity                                                        190,653   168,625
                                                                                 --------  --------
   Total Liabilities and Shareholders' Equity                                    $650,642  $691,905
                                                                                 --------  --------

* 2001 Restated - see note 19

See notes to consolidated financial statements.

                                                                              -

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

--------------------------------------------------------------------------------

Standard Commercial Corporation

[LOGO]

                                                                               Years Ended March 31,
                                                                   ---------------------------------
(in thousands, except per share data)                                   2002       2001*        2000

Sales                                                              $942,296  $1,067,966  $1,056,681
Cost of Sales:
 Materials, services and supplies (Note 4)                          781,293     913,411     923,922
 Interest                                                            16,954      26,798      25,900
                                                                   --------  ----------  ----------
 Gross profit                                                       144,049     127,757     106,859
                                                                   --------  ----------  ----------
Selling, general and administrative expenses                         78,133      80,487      80,644
Other interest expense                                                8,922      10,790      10,971
Other income/(expense) - net (Note 14)                                3,296        (882)      4,972
                                                                   --------  ----------  ----------
 Income before income taxes                                          60,290      35,598      20,216
Income taxes (Notes 1 and 15)                                        23,715      15,726      10,683
                                                                   --------  ----------  ----------
 Income after income taxes                                           36,575      19,872       9,533
Minority interests (Note 1)                                              --        (644)        409
Equity in earnings/(loss) of affiliates (Note 6)                       (356)        (62)        (62)
                                                                   --------  ----------  ----------
 Income from continuing operations                                   36,219      19,166       9,880
Gain/(loss) from discontinued operations                            (15,341)     (1,241)        458
Extraordinary gain/(loss) due to buyback of debt                     (1,081)      3,200
                                                                   --------  ----------  ----------
 Net income                                                          19,797      21,125      10,338
                                                                   --------  ----------  ----------
Other comprehensive income (loss):
Translation adjustment                                               (1,087)     (8,959)    (10,568)
Reclassification for translation adjustment recognized in net
  income                                                              4,462       8,934          --
Cumulative Effect of Change in Accounting for Derivative Financial
  Instruments                                                        (2,067)         --          --
Derivative Financial Instruments                                      1,888          --          --
                                                                   --------  ----------  ----------
Total other comprehensive income (loss)                               3,196         (25)    (10,568)
                                                                   --------  ----------  ----------
Comprehensive Income (loss)                                        $ 22,993  $   21,100  $     (230)
                                                                   --------  ----------  ----------
Earnings Per Common Share (Note 1):
Basic:
 From continuing operations                                        $   2.72  $     1.46  $     0.76
 From discontinued operations                                         (1.15)      (0.09)       0.04
 Extraordinary item                                                   (0.08)       0.24
 Net                                                               $   1.49  $     1.61  $     0.80
 Average shares outstanding                                          13,324      13,128      12,956
Diluted:
 From continuing operations                                        $   2.55  $     1.45  $     0.76
 From discontinued operations                                         (1.01)      (0.08)       0.04
 Extraordinary item                                                   (0.07)       0.21
 Net                                                               $   1.47  $     1.58  $     0.80
 Average shares outstanding                                          15,138      15,294      15,305

* 2001 Restated - see note 19

See notes to consolidated financial statements.

-

CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------

Standard Commercial Corporation

[LOGO]


                                                               Years ended March 31,
                                                      -----------------------------
(in thousands)                                             2002      2001*      2000
Cash flows from operating activities:
Net income                                            $ 19,797  $  21,125  $ 10,338
 Depreciation and amortization                          19,294     18,724    21,053
 Minority interest                                          --        644      (409)
 Deferred income taxes                                  (3,543)      (648)   (2,260)
 Undistributed (earnings)/losses of affiliates net of
   dividends received                                      408        127       176
 (Gain)/loss on buyback of debt                          1,081     (3,200)       --
 (Gain)/loss on disposition of fixed assets               (138)     2,169    (1,295)
 Other                                                     980     (1,507)    2,747
                                                      --------  ---------  --------
                                                        37,879     37,434    30,350
Net changes in working capital other than cash:
 Receivables                                            32,198       (259)    2,097
 Inventories                                            (3,718)    52,229    27,961
 Current payables                                       (5,615)    32,500   (11,050)
 Discontinued operations                                12,005      2,024    (5,647)
                                                      --------  ---------  --------
Cash provided by operating activities                   72,749    123,928    43,711
                                                      --------  ---------  --------
Cash flows from investing activities:
Property, plant and equipment:
Additions                                              (14,775)   (16,798)  (16,158)
Dispositions                                               940      2,977     2,505
Business (acquisitions)/dispositions                       164       (557)   (3,230)
                                                      --------  ---------  --------
Cash used for investing activities                     (13,671)   (14,378)  (16,883)
                                                      --------  ---------  --------
Cash flows from financing activities:
Proceeds from long-term borrowings                       9,615     15,671     2,494
Repayment of long-term borrowings                      (22,815)   (16,374)  (13,831)
Net change in short-term borrowings                    (19,223)   (93,280)  (18,528)
Buyback of debt                                        (33,744)   (14,148)       --
Dividends paid                                          (2,665)    (2,622)   (2,591)
Other                                                      481      1,266       319
                                                      --------  ---------  --------
Cash used for financing activities                     (68,351)  (109,487)  (32,137)
                                                      --------  ---------  --------
Increase (Decrease) in Cash for Period                  (9,273)        63    (5,309)
Cash, beginning of period                               38,273     38,210    43,519
                                                      --------  ---------  --------
Cash, end of period                                   $ 29,000  $  38,273  $ 38,210
                                                      --------  ---------  --------
Cash Payments For:
 Interest                                             $ 24,554  $  32,602  $ 38,494
 Income taxes                                         $ 21,688  $  16,999  $ 16,212

* 2001 Restated - see note 19

See notes to consolidated financial statements.

                                                                              -

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

--------------------------------------------------------------------------------

Standard Commercial Corporation

[LOGO]


                                                                                  Years ended March 31, 2002, 2001, and 2000
                      -----------------------------------------------------------------------------------------------------
                                                                                         Accumulated
                                                                                               Other
                        Number of Shares of                          Unearned          Comprehensive
                               Common Stock    Common Additional   Restricted Treasury        Income                   Total
                      ---------------------     Stock    Paid-In   Stock Plan    Stock  (Translation  Retained Shareholders'
                           Issued  Treasury Par Value    Capital Compensation  At Cost   Adjustment)  Earnings       Equi ty
                      ----------  --------- --------- ---------- ------------ -------- ------------- --------  -------------
                                                        (In thousands, except share data)
March 31, 1999        15,540,078  2,617,707  $3,108    $102,680    $(2,177)   $(4,250)   $(37,786)   $ 89,430    $151,005
Net income                                                                                             10,338      10,338
Other comprehensive
 income                                                                                   (10,568)         --     (10,568)
Cash dividends, $0.20
 per share                                                                                             (2,591)     (2,591)
Dividends reinvested      14,998                  3          59                                                        62
RSP shares awarded         2,017                 --          16                                                        16
RSP compensation
 earned                                                                574                                            574
RSP shares forfeited      (1,871)                --         (15)                                                      (15)
401(k) contribution       50,503         --      10         246         --         --          --          --         256
                      ----------  --------- --------- ---------- ------------ -------- ------------- --------  -------------
March 31, 2000        15,605,725  2,617,707   3,121     102,986     (1,603)    (4,250)    (48,354)     97,177     149,077
Net income *                                                                                           21,125      21,125
Other comprehensive
 income                                                                                       (25)         --         (25)
Cash dividends, $0.20
 per share                                                                                             (2,622)     (2,622)
Dividends reinvested      11,718                  2          66                                                        68
RSP shares awarded       202,857                 41         834       (875)                                            --
RSP compensation
 earned                                                                679                                            679
RSP shares forfeited                                                                                                   --
Exercise of employee
 stock options             9,100                  2         108                                                       110
401(k) contribution       46,211         --       9         204         --         --          --          --         213
                      ----------  --------- --------- ---------- ------------ -------- ------------- --------  -------------
March 31, 2001 *      15,875,611  2,617,707  $3,175    $104,198    $(1,799)   $(4,250)   $(48,379)   $115,680    $168,625
Net income                                                                                             19,797      19,797
Other comprehensive
 income                                                                                     3,196                   3,196
Cash dividends, $0.20
 per share                                                                                             (2,665)     (2,665)
Dividends reinvested       5,122                  1          89                                                        90
RSP shares awarded        66,447                 13       1,091     (1,104)                                            --
RSP compensation
 earned                                                                903                                            903
RSP shares forfeited                                                                                                   --
Exercise of employee
 stock options            25,295                  5         487                                                       492
401(k) contribution       13,373         --       3         212         --         --          --          --         215
                      ----------  --------- --------- ---------- ------------ -------- ------------- --------  -------------
March 31, 2002        15,985,848  2,617,707  $3,197    $106,077    $(2,000)   $(4,250)   $(45,183)   $132,812    $190,653
                      ----------  --------- --------- ---------- ------------ -------- ------------- --------  -------------

*2001 Restated - see note 19

See notes to consolidated financial statements.

-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2002, 2001, AND 2000

--------------------------------------------------------------------------------

Standard Commercial Corporation

[LOGO]

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

Significant Accounting Policies
   a) Consolidation: The accounts of all subsidiary companies are included in the consolidated financial statements and all intercompany transactions have been eliminated. Investments in affiliated companies are accounted for by the equity method of accounting.
   b) Foreign Currency: Assets and liabilities of foreign subsidiaries are translated at year-end exchange rates. The effects of these translation adjustments are reported as other comprehensive income (loss). Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved and translation adjustments in countries with highly inflationary economies are included in net income. Net amounts included in the income statement relating to foreign currency losses
(in thousands) were $752, $747 and $170 in 2002, 2001 and 2000, respectively.
   c) Marketable Securities: Marketable securities are classified as available for sale and consist of liquid equity securities. The specific identification method is used to determine gains and losses when securities are sold.
   d) Intangible Assets: The Company's policy is to amortize goodwill on a straight-line basis over its estimated useful life not to exceed 40 years. The Company assesses recoverability of goodwill based on management's projections of future cash flows of acquired businesses.
   e) Property, Plant and Equipment: The cost of significant improvements to property, plant and equipment is capitalized. Maintenance and repairs are expensed as incurred. Provision for depreciation is charged to operations over the estimated useful lives, primarily 3-30 years, of the assets on a straight-line basis.
   f) Inventories: Inventories, which are primarily packed leaf tobacco and wool, are stated at the lower of specific cost or estimated net realizable value. Cost of tobacco includes a proportion of interest, buying commission charges and factory overheads, which can be related directly to specific items of inventory. Cost of wool includes all direct costs except interest. Items are removed from inventory on an actual cost basis.
   g) Revenue Recognition: Sales and revenue are recognized on the passage of title.
   h) Income Taxes: The Company provides deferred income taxes on differences between the carrying value of assets and liabilities for financial reporting purposes and the amounts used for tax purposes and operating loss carryforwards.
   i) Minority Interests: Minority interests represent the interest of third parties in the net assets of certain subsidiary companies.
   j) Computation of Earnings Per Common Share: Earnings per share has been presented in conformity with Statement of Financial Accounting Standards (SFAS)
128. The diluted earnings per share include the effect of the convertible subordinated debentures, which if converted would have increased the weighted number of shares and net income applicable to common stock. The weighted number of shares were further increased by the employees stock options. Employee stock options with exercise prices greater than the average market price of common shares were not included in the computation of diluted earnings per share.
   Diluted earnings per share for 2000 include the effect of the convertible subordinated debentures, which if converted would have increased net income applicable to common stock by $3,300,000. The average shares outstanding would have increased by 2,348,536 shares, assuming conversion of the above debentures. The convertible subordinated debentures were not dilutive in 2000. Options to purchase 174,864 and 97,664 shares of common stock at a weighted average exercise price of $7.15 and $8.88 per share were outstanding during 2000, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.
   k) Long-Lived Assets: Long-lived assets are reviewed for impairment on a market-by-market basis whenever events or changes in the circumstances indicate that the carrying amount of an asset may not be recoverable. If an evaluation is required, the projected future undiscounted future cash flows attributable to each market would be compared to the carrying value of the long-lived assets of that market if a write-down to fair value is required. The Company also evaluates the remaining useful lives to determine whether events and circumstances warrant revised estimates of such lives.
   l) Derivative Financial Instruments: On April 1, 2001 the Company adopted SFAS 133 "Accounting for Derivative Instruments and Hedging Activities:, as amended by SFAS 137 and SFAS 138. SFAS 133 establishes new accounting and disclosure requirements for most derivative instruments and hedge transactions involving derivatives. SFAS 133 also requires formal documentation procedures for hedging relationships and effectiveness testing when hedge accounting is to be applied.
   In accordance with the transition provisions of SFAS 133, in the year ended March 31, 2002 the Company recorded a cumulative effect loss adjustment of $2.1 million, net of applicable taxes, in other comprehensive income to recognize the fair value of all derivatives designated as cash flow hedging instruments. The Company's derivative usage is principally foreign currency forwards. These contracts typically have maturities of less than one year. As a matter of policy, the Company does not use derivative instruments unless there is an underlying exposure. The Company's foreign currency forwards have been designated and qualify as cash flow hedges under the criteria of SFAS 133. SFAS 133 requires that changes in fair values of derivatives that qualify as cash flow hedges be recognized in other comprehensive income, while the ineffective portion of change in derivatives in fair value be recognized immediately in earnings. At March 31, 2002 the Company had foreign exchange contracts outstanding with a notional value of $32.4 million and a fair value of $32.2 million.
   m) Accounting Pronouncements: In June 2001, the Financial Accounting Standards Board, (FASB), issued SFAS 141, Business Combinations and SFAS 142 Goodwill and Other Intangible Assets. SFAS 141 requires the purchase method of

                                                                              -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2002, 2001, AND 2000
                                                  (CONTINUED)

--------------------------------------------------------------------------------

Standard Commercial Corporation

[LOGO]

accounting be used for all business combinations initiated after June 30, 2001 and the use of the pooling-of-interest method is no longer allowed. SFAS 142 requires upon adoption that the amortization of goodwill cease and the carrying value of goodwill be evaluated for impairment on a periodic basis. The Company will be required to implement SFAS 142 during fiscal 2003. Based on current evaluations, the Company does not believe there will be any material impact on its consolidated financial statements as a result of adoption of SFAS 142.
   In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. In addition, the statement broadens the presentation of discontinued operations to include more disposal transactions. The Company early adopted SFAS 144 during fiscal 2002, and accordingly recognized as discontinued operations the results from certain wool operating units that are being disposed of.
   In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements 4, 44 and 64, Amendment to FASB Statement 13, and Technical Corrections. One of the major changes of this statement is to change the accounting for the classification of gains and losses from the extinguishment of debt. Upon adoption, the Company will follow APB 30, Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions in determining whether such extinguishment of debt may be classified as extraordinary. The provisions of this statement related to the rescission of FASB Statement 4 shall be applied in fiscal years beginning after May 15, 2002 with early application encouraged. The Company is currently evaluating the impact of this Statement.
   n) Use of Estimates and Assumptions: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
   o) Basis of Presentation and Reclassification: Certain amounts in prior year statements have been reclassified for conformity with current year presentation, with no effect on reported results of operations or equity. Additionally, all periods presented in the financial statements have been restated for the Company's decision to discontinue certain wool operations as discussed in Note 2, "Discontinued Operations", of these financial statements. As more fully described in Note 19, "Restatement" the financial statements and related disclosures for fiscal 2001 results have been restated to correct accounting errors discovered in the specialty fibers unit.

2. Discontinued Operations
   In August 2001, the FASB, issued Statement of Accounting Standards 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Under SFAS 144 a component of a business that is held for sale is reported in discontinued operations if the operations and cash flows will be, or have been eliminated from the on-going operations of the company and the company will not have any significant continuing involvement in such operations. In the quarter ended March 31, 2002, the Company adopted the provisions of SFAS 144.
   As conditions in the wool industry deteriorated throughout fiscal year 2002, the Company decided to close and dispose of certain of its wool operating units for strategic reasons. These units are Argentina, New Zealand, South, Africa and the specialty fibers business in Holland. Given the extremely difficult trading environment in the wool industry, it was decided to shrink the Division down to its core markets, namely, the key sourcing areas of Australia, the key processing/marketing areas of Europe and the carpet sector, which has remained relatively healthy throughout the cyclical downturn the wool industry is currently in. Accordingly, the Company has taken steps to discontinue operations in the four units identified above. Efforts are underway to sell the Companies in South Africa and New Zealand and the trade assets of the Argentina and specialty fibers units. The Company currently believes these transactions will be completed by March 31, 2003.
   Results of operations and the assets and liabilities for these units, other than debt guaranteed by the Company, for all periods presented have been reclassified and presented as discontinued operations in the financial statements and related notes. This information is summarized for the appropriate fiscal years as follows:

            (In thousands)                     2002     2001    2000
            ----------------------------- --------  -------  -------
            Revenues                      $ 38,617  $47,475  $49,045
                                          --------  -------  -------
            Earnings from discontinued
             operations, net of tax       $ (9,560) $(1,241) $   458
            Loss on disposal                (5,781)       -        -
                                          --------  -------  -------
            Gain/(loss) from discontinued
             operations, net of tax       $(15,341) $(1,241) $   458
                                          --------  -------  -------

             (In thousands)                            2002    2001
             -------------------------------------- ------- -------
             Inventory                              $10,796 $12,928
             Receivables                             10,113  13,022
             Other assets                             1,371   3,717
                                                    ------- -------
             Assets                                 $22,280 $29,667
             Accounts payable and other liabilities   9,372   4,754
                                                    ------- -------
             Net assets available for sale          $12,908 $24,913
                                                    ------- -------
             Debt guaranteed by the Company
              (not included in discontinued
              operations)                           $13,986 $14,884

3. Receivables

                                               Year Ended March 31,
              (In thousands)                        2002       2001
              -------------------------------- --------   --------
              Trade accounts                   $108,733   $146,220
              Advances to suppliers              26,216     38,131
              Affiliated companies               13,462      9,529
              Other                              26,536     16,397
                                               --------   --------
                                                174,947    210,277
              Allowances for doubtful accounts   (5,597)    (6,146)
                                               --------   --------
                                               $169,350   $204,131
                                               --------   --------

4. Inventories

                                       Year Ended March 31,
                        (In thousands)     2002       2001
                        -------------- ---------- ---------
                          Tobacco      $185,711   $183,021
                          Nontobacco     55,494     54,013
                                       ---------- ---------
                                       $241,205   $237,034
                                       ---------- ---------

-

--------------------------------------------------------------------------------


[LOGO]


   Tobacco inventories at March 31, 2002 and 2001 included capitalized interest of $0.9 million and $3.5 million, respectively. Included in inventory at March 31, 2001 and 2000 were valuation reserves of $10.0 million and $13.5 million, respectively. Inventory valuation provisions included in cost of sales totaled approximately $0.6 million, $4.3 million and $3.7 million in 2002, 2001 and 2000, respectively.

5. Property, Plant and Equipment

                                           Year Ended March 31,
                 (In thousands)                 2002       2001
                 ------------------------ ---------  ---------
                 Land                     $  10,850  $  10,724
                 Buildings                   93,863     89,088
                 Machinery and equipment    172,707    165,206
                 Furniture and fixtures      16,015     13,961
                 Construction in progress     2,614      3,717
                                          ---------  ---------
                                            296,049    282,696
                 Accumulated depreciation  (161,130)  (148,868)
                                          ---------  ---------
                                          $ 134,919  $ 133,828
                                          ---------  ---------

   Depreciation expense was $16.6 million, $15.5 million and $18.2 million in 2002, 2001 and 2000, respectively.

6. Affiliated Companies
   a) Net investment in affiliated companies are represented by the following:

                                             Year Ended March 31,
              (In thousands)                       2002      2001
              ------------------------------- --------  --------
              Net current assets              $  9,822  $ 12,439
              Property, plant and equipment     33,480    32,600
              Other long-term liabilities      (17,026)  (19,266)
              Interests of other shareholders  (16,936)  (16,522)
                                              --------  --------
              Company's interest                 9,340     9,251
              Goodwill                             229       523
                                              --------  --------
              Net investments                 $  9,569  $  9,774
                                              --------  --------

   b) The results of operations of affiliated companies were:

                                           Year Ended March 31,
                (In thousands)          2002     2001      2000
                ------------------- -------  -------  --------
                Sales               $98,385  $92,043  $111,243
                                    -------  -------  --------
                Income before taxes $ 1,010  $ 2,089  $  3,871
                Income taxes          1,032      845       791
                                    -------  -------  --------
                Net income (loss)   $   (22) $ 1,244  $  3,080
                                    -------  -------  --------
                Company's share     $  (356) $   (62) $    (62)
                Withholding taxes         -        -         -
                                    -------  -------  --------
                Equity in earnings  $  (356) $   (62) $    (62)
                                    -------  -------  --------
                Dividends received  $    52  $    65  $    114
                                    -------  -------  --------

   c) Balances and transactions with the unconsolidated affiliates are for the procurement of tobacco inventory as follows:

                                              Year Ended March 31,
              (In thousands)                  2002    2001    2000
              ---------------------------- ------- ------- -------
              Purchases of tobacco         $32,815 $42,311 $21,218
              Receivables from equity
               investees                    13,462   9,529  20,968
              Advances on purchases of
               tobacco                       9,122   5,849  14,733
              Payables to equity investees       -   1,466     314

   The Company's significant affiliates and percentage of ownership at March 31, 2002 follow: Adams International Ltd., 49.0% (Thailand), Siam Tobacco Export Corporation Ltd., 49.0% (Thailand), Transcontinental Tobacco India Private Ltd. 49.0% (India), Stansun Leaf Tobacco Company Ltd., 50.0% (Kyrgyzstan), Jandakot Wool Washing Pty. Ltd., 24.9% (Australia), and Independent Wool Dumpers Pty Ltd., 16.8% (Australia). Audited financial statements of affiliates are obtained annually.

7. Other Assets

                                                Year Ended March 31,
            (In thousands)                              2002    2001
            ---------------------------------------- ------- -------
            Cash surrender value of life insurance
             policies (face amount $35,791)          $12,812 $12,225
            Less policy loans                                  3,593
                                                     ------- -------
                                                      12,812   8,632
            Deposits                                     527     402
            Receivables                                7,834  10,049
            Deferred financing fees                    2,614   4,152
            Investments                                  284     448
            Excess of purchase price of subsidiaries
             over net assets acquired--net of
             accumulated amortization of $9,506
             (2001--$8,903)                            6,644   7,247
            Purchase contracts--net of accumulated
             amortization of $3,716 (2001--$2,786)     4,645   5,575
            Other                                        896     438
                                                     ------- -------
                                                     $36,256 $36,943
                                                     ------- -------

8. Short-term Borrowings

                                                Year Ended March 31,
            (In thousands)                            2002      2001
            ------------------------------------ --------  --------
            Weighted-average interest rate on
             borrowings at end of year               4.7 %     6.8 %
            Weighted-average interest rate on
             borrowings during the year (1)          5.5 %     7.3 %
            Maximum amount outstanding at any
             month-end                           $171,781  $246,701
            Average month-end amount outstanding $136,385  $218,067
            Amount outstanding at year-end       $132,379  $151,602

--------

(1) Computed by dividing short-term interest expense and amortized financing costs by average short-term debt outstanding.

                                                                              -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2002, 2001, AND 2000
                                                  (CONTINUED)

--------------------------------------------------------------------------------

Standard Commercial Corporation

[LOGO]

   At March 31, 2002, under agreements with various banks, total short-term credit facilities for continuing operations of $477.9 million (2001--$538.7 million) were available to the Company of which $13.6 million (2001--$10.6 million) was being utilized for letters of credit and guarantees and $331.9 million (2001--$376.5 million) was unused.
   The Company's revolving credit facilities at March 31, 2002 included a master credit facility for tobacco operations (the "MFA") of $230.0 million which expires in July 2003, in addition to local lines of approximately $150.5 million. Also, separate facilities totaling $97.4 million are in place for wool operations.
   At March 31, 2002 substantially all of the Company's assets were pledged against current and long-term borrowings.

9. Accounts Payable

                                             Year ended March 31,
                 (In thousands)                  2002       2001
                 --------------------------- ---------- ---------
                 Trade accounts              $ 86,816   $ 98,397
                 Affiliated companies               -      1,466
                 Other accruals and payables   37,944     36,669
                                             ---------- ---------
                                             $124,760   $136,532
                                             ---------- ---------

10. Long-term Debt

                                                 Year ended March 31,
            (In thousands)                            2002       2001
            ------------------------------------ --------   --------
            8.875% Senior Notes due in 2005      $ 84,000   $115,000
            6.0% fixed rate repaid in 2002              -      5,931
            10.5% loan repayable through 2005       3,764          -
            4.25% loan repayable through 2010       2,588      2,781
            Italian prime plus  1/8% payable
             through 2002 (2002 average 10.6%)         94         97
            9.82% fixed rate loan repayable
             annually through 2005                  1,367      1,828
            Interest free note repayable through
             2005                                     604        817
            5.7% loan repayable through 2004           96        317
            9.23% loan repayable through 2003         765        990
            6.05% loan repayable annually
             through 2003                           3,997      7,994
            9.4% loan repayable through 2006        5,166      3,297
            Other                                   4,691      5,011
                                                 --------   --------
                                                  107,132    144,063
            Current portion                       (10,309)    (9,311)
                                                 --------   --------
                                                 $ 96,823   $134,752
                                                 --------   --------

   Long-term debt maturing after one year is as follows (in thousands):
2004--$4,663; 2005--$3,572; 2006--$86,739; 2007--$543 and thereafter--$1,306.
   Certain debt agreements to which the Company and its subsidiaries are parties contain financial covenants (relating to, among other things: minimum net worth and interest coverage ratios, limits on capital expenditures, permitted investments and indebtedness advances and liens) which could restrict the payment of cash dividends.

Convertible Subordinated Debentures
   On November 13, 1991 the Company issued $69.0 million of 7 1/4% Convertible Subordinated Debentures due March 31, 2007. Adjusted for subsequent stock dividends, the debentures currently are convertible into shares of common stock of the Company at a conversion price of $29.38. The debentures are subordinated in right of payment to all senior indebtedness, as defined, of the Company, and as of March 31, 1995 became redeemable in whole or in part at the option of the Company any time. Beginning March 31, 2003 the Company was required to make annual payments to a sinking fund which will be sufficient to retire at least 5% of the principal amount of issued Debentures reduced by earlier conversions, redemptions and repurchases. This sinking fund requirement has been met by the repurchase in fiscal 2001 of $17.3 million of these notes pursuant to the Company's debt repurchase program. In fiscal 2002, an additional $1.7 million of these notes were repurchased.
   At March 31, 2002, substantially all of the Company's assets were pledged against current and long-term borrowings.

11. Benefits
   The Company has a noncontributory defined benefit pension plan covering substantially all full-time salaried employees in the United States and a Supplemental Executive Retirement Plan ("SERP") covering benefits otherwise limited by Section 401(a)(17) (Compensation Limitation) and Section 415 (Benefits Limitation) of the Internal Revenue Code. Various other pension plans are sponsored by foreign subsidiaries. The U.S. defined benefit pension plans and foreign plans which are significant and which are considered to be defined benefit pension plans are accounted for in accordance with SFAS 87, Employers' Accounting for Pensions. Benefits under the Plans are based on employees' years of service and eligible compensation. The Company's policy is to contribute amounts to the U.S. plans sufficient to meet or exceed funding requirements of federal benefit and tax laws.
   The Company also provides health care and life insurance benefits for substantially all of its retired salaried employees in the U.S. These benefits are accounted for in accordance with SFAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, which requires the accrual of the estimated cost of retiree benefit payments during the years the employee provides services. The ongoing impact of SFAS 106 as it relates to employees of foreign subsidiaries is immaterial. The Company expenses the costs of such benefits as incurred.
   Plan assets consist primarily of common stocks, pooled equity and fixed income funds. The pension costs and obligations for non-U.S. plans shown below also include certain unfunded book-reserve plans.

-

--------------------------------------------------------------------------------


[LOGO]

   A summary of the U.S. plans and non-U.S. plans is as follows (in thousands):



                                                 US Plans        Non-US Plans         US Plans
                                             Pension Benefits  Pension Benefits    Other Benefits
                                             ----------------- ----------------- ------------------
(In thousands)                                   2002     2001     2002     2001      2002     2001
-------------------------------------------- -------  -------  -------  -------  --------  -------
Change in benefit obligation
Benefit obligation at beginning of year      $12,523  $11,796  $39,392  $38,859  $  7,789  $ 7,367
Service cost                                     805      708    1,764    1,709       257      215
Interest cost                                    965      929    3,081    2,818       689      539
Actuarial (gain)loss                             878    1,312      113   (2,401)    1,961       90
Plan participants contribution                     -        -        -        -        61      146
Actual distributions                          (1,129)       -        -        -         -        -
Special termination benefits                      56        -        -        -         -        -
Benefits paid                                     70   (2,222)  (1,862)  (1,593)     (633)    (568)
                                             -------  -------  -------  -------  --------  -------
Benefit obligation at end of year             14,168   12,523   42,488   39,392    10,124    7,789
                                             -------  -------  -------  -------  --------  -------
Change in plan assets
Fair value of plan assets, beginning of year  10,776   14,304   35,613   44,262         -        -
Actual return on plan assets                     207   (1,330)  (1,114)  (8,261)        -        -
Employer contribution                            840       24    1,285    1,205       572      422
Plan participants contribution                     -        -        -        -        61      146
Settlement distributions                           1        -        -        -         -        -
Benefits paid                                 (1,129)  (2,222)  (1,862)  (1,593)     (633)    (568)
                                             -------  -------  -------  -------  --------  -------
Fair value of plan assets at end of year      10,695   10,776   33,922   35,613         -        -
                                             -------  -------  -------  -------  --------  -------
Funded status                                 (3,473)  (1,747)  (8,566)  (3,779)  (10,124)  (7,789)
Unrecognized net actuarial loss                2,162      624    6,686    2,091     1,046     (915)
Unrecognized transition obligation                 -      (42)       -        -         -        -
Unrecognized prior service cost                    -        -   (1,600)  (1,688)     (278)    (416)
                                             -------  -------  -------  -------  --------  -------
Prepaid (accrued) benefit cost               $(1,311) $(1,165) $(3,480) $(3,376) $ (9,356) $(9,120)
                                             -------  -------  -------  -------  --------  -------

   The aggregate projected benefit obligation and aggregate accumulated benefit obligation for U.S. pension plans with accumulated benefit obligations in excess of plan assets (in thousands) were $1,141 and $888 as of March 31, 2002 and $932 and $793 as of March 31, 2001. The aggregate projected benefit obligation and aggregate accumulated benefit obligation for non-U.S. pension plans with accumulated benefit obligations in excess of plan assets (in thousands) were $36,635 and
$31,893 as of March 31, 2002 and $5,996 and $5,378 as of March 31, 2001. The US
plan with accumulated benefit obligations in excess of plan assets had no plan assets as of March 31, 2002 and 2001. The non-US plans with accumulated benefit obligations in excess of plan assets had plan assets of $27,943 as of March 31, 2002, but for the prior year, the plan assets exceeded the accumulated benefit obligations.
   The components of net periodic benefit costs for the U.S. plans and non-U.S. plans is as follows (in thousands):


                                           US Plans                Non-US Plans              US Plans
                                       Pension Benefits          Pension Benefits         Other Benefits
                                   -----------------------  -------------------------- --------------------
(In thousands)                       2002     2001     2000     2002     2001     2000   2002   2001   2000
---------------------------------- -----  -------  -------  -------  -------  -------  -----  -----  -----
Service cost                       $ 805  $   708  $   808  $ 1,764  $ 1,708  $ 1,765  $ 240  $ 215  $ 275
Interest cost                        965      929      898    3,081    2,818    2,786    707    539    511
Expected return on plan assets      (883)  (1,130)  (1,219)  (3,598)  (4,200)  (3,442)
Amortization of prior service cost   (36)     (72)     (72)     (91)      43       45   (139)  (139)  (139)
Recognized net actuarial loss         10      (82)               73     (392)    (123)          (23)   103
---------------------------------- -----  -------  -------  -------  -------  -------  -----  -----  -----
Net periodic benefit cost           $861  $   353  $   415  $ 1,229  $   (23) $ 1,031  $ 808  $ 592  $ 750
---------------------------------- -----  -------  -------  -------  -------  -------  -----  -----  -----

                                                                              -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2002, 2001, AND 2000
                                                  (CONTINUED)

--------------------------------------------------------------------------------

Standard Commercial Corporation

[LOGO]


   The assumptions used in 2002, 2001 and 2000 were as follows:

                                  US Plans                   Non-US Plans                 US Plans
                               Pension Benefits            Pension Benefits            Other Benefits
------------------------------ ---------------  -------------------------------------- ---------------
Weighted average assumption    2002   2001 2000     2002         2001         2000     2002  2001 2000
------------------------------ -----  ---- ---- ------------ ------------ ------------ ----  ---- ----
Discount rate                  7.25%  7.5% 7.5% 7.4% to 8.5% 7.4% to 8.5% 7.4% to 8.5% 7.25% 7.5% 7.5%
Expected return on plan assets  8.0%  8.0% 8.0%    10.0%        10.0%        10.0%
Rate of compensation increase   5.0%  5.0% 5.0% 5.5% to 7.0% 5.5% to7.0%  5.5% to7.0%   5.0% 5.0% 5.0%

   For measurement purposes, an 8.5 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease gradually to 5.0 percent for 2007 and remain at that level thereafter.
   Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage-point change in assumed health care cost trend rates would have the following effects (in thousands):

                                          1 Percentage-  1 Percentage-
          (in thousands)                 Point Increase Point Decrease
          ------------------------------ -------------- --------------
          Effect on total of service and
           interest cost components          $  155        $  (129)
          Effect on postretirement
           benefit obligation                 2,045         (1,705)

   The Company also sponsors a 401(k) savings incentive plan for most full-time salaried employees in the U.S. Expenses for this plan were $215,000 in 2002, $213,000 in 2001 and $217,000 in 2000.

Employee Stock Options
   In March 1998, the Company entered into a three-year employment agreement with its Chief Executive Officer. The agreement, which was ratified by the Board of Directors on April 14, 1998, provided for the grant of nonqualified stock options. The aggregate number of shares of Common Stock as to which grants have been made is 100,000 with a price of $17.00 per share, the fair market value on the date of the grant. Effective December 14, 1999, the Board of Directors of the Company agreed to amend the grant and reprice the options granted to reflect the changes in the market environment and maintain the incentive feature of the grant. The number of shares granted was revised to 45,144 shares at $8.88 per share. The vesting period was revised to match the vesting schedule of the options granted to other key employees as addressed below.
   In August 1998, the Company adopted the Standard Commercial Corporation Nonqualified Stock Option Plan (the "NSOP") under which options to purchase shares of the Company's stock may be granted to key employees of the Company. Options vest one-quarter each year beginning on the first anniversary of the date of grant and become 100% vested on the fourth anniversary of the date of grant.
   The Company applies APB Opinion 25 and related Interpretations in accounting for its plans and accordingly, no compensation cost has been recognized. Had compensation cost for the Plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                             2002    2001    2000
              --------------------------- ------- ------- -------
              Net income (in thousands):
                 As reported              $19,797 $21,125 $10,338
                 Pro forma                $19,729 $21,109 $10,327
                 Diluted                  $22,245 $24,190       -
                 Pro forma                $22,177 $24,174       -
              Basic earnings per share:
                 As reported              $  1.49 $  1.61 $  0.80
                 Pro forma                $  1.48 $  1.61 $  0.80
              Diluted earnings per share:
                 As reported              $  1.47 $  1.58 $  0.80
                 Pro forma                $  1.47 $  1.58 $  0.80

   There were no option grants during fiscal year 2001. The estimated weighted average fair value of options granted for the years ended March 31, 2002 and 2000 are:

                                                       2002  2000
              -------------------------------------- ------ -----
              Weighted average exercise price        $17.50 $5.00
              Weighted average fair value of options $ 7.16 $1.56

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for the grant in 2002: dividend yield of 1.13%; expected volatility of 51%; risk-free interest rate of approximately 4.3% and an expected life of 4 years.

   A summary of the status of the Company's Plans as of March 31, 2002, 2001 and 2000 and changes during the years ending on those dates is presented below:

                                                           Weighted
                                                            average
                                                   Option  exercise
                                                price per price per
                                      Shares        share     share
             ---------------------- -------  ------------ ---------
             March 31, 1999          97,664          8.88    8.88
             Options granted         78,000          5.00    5.00
             Options cancelled         (800)         8.88    8.88
                                    -------
             March 31, 2000         174,864   5.00 - 8.88    7.15
             Options granted              -             -       -
             Options cancelled      (12,555)  5.00 - 8.88    6.45
             Options exercised       (9,100)  5.00 - 8.88    7.39
                                    -------
             March 31, 2001 (57,855
              shares exercisable)   153,209   5.00 - 8.88    7.19
             Options granted         91,500         17.50   17.50
             Options cancelled       (1,230) 5.00 - 17.50    6.51
             Options exercised      (25,295) 5.00 - 17.50    6.95
                                    -------
             March 31, 2002         218,184  5.00 - 17.50   11.55
                                    -------
             Options exercisable at
              March 31, 2002         71,008  5.00 - 17.50    7.88

-

--------------------------------------------------------------------------------


[LOGO]

   The following table summarizes information about stock options outstanding as of March 31, 2002:

                                    Weighted average    Weighted average                        Weighted average
       Range of           Number of   remaining life   exercise price of           Number of   exercise price of
exercise prices outstanding options          (Years) outstanding options options exercisable exercisable options
--------------- ------------------- ---------------- ------------------- ------------------- -------------------
     17.50            91,500              9.29              17.50                   -               17.50
      8.88            73,384              3.38               8.88              51,208                8.88
      5.00            53,300              4.38               5.00              19,800                5.00

12. Commitments and Contingencies
   The Company is obligated under operating leases for equipment, office and warehouse space with minimum annual rentals as follows (in thousands):
2003--$1,888; 2004--$1,237; 2005--$817; 2006--$408; 2007--$252 and thereafter
$1,142. Some of the leases are subject to escalation.
   Expenses under operating leases for continuing operations in 2002, 2001 and 2000 (in thousands) were $2,721, $4,013 and $3,954, respectively.
   The Company operates a processing facility under a service agreement which guarantees reimbursement of all of the facility's costs including operating expenses and management fees. This lease is not considered a commitment of the Company.
   The Company has commitments for routine capital expenditures of approximately $15 million, substantially all of which are expected to be incurred in fiscal 2003.
   A subsidiary of the Company participated in a subsequently discontinued South African export incentive program under which a Company claim was initially approved and then subsequently disallowed. The issue is currently before the Supreme Court of South Africa. The Company believes that an unfavorable settlement would not have a material impact on liquidity.
   On February 26, 2001, the Company was served with a Third Amended Complaint, naming the Company and other leaf merchants as defendants in Deloach, et al. V. Phillip Morris Inc., et al., a suit originally filed against U.S. cigarette manufacturers in the United States District Court for the District of Columbia and now pending in the United States District Court for the Middle District of North Carolina, Greensboro Division (Case No. 00-CV-1235) (the "Deloach Suit"). The Deloach suit is a class action claim brought on behalf of U.S. tobacco growers and quota holders alleging that defendants violated antitrust laws by bid-rigging at tobacco auctions and by conspiring to undermine the tobacco quota and price support program administered by the federal government. Plaintiffs seek injunctive relief, trebled damages in an unspecified amount, pre- and post-judgment interest, attorney's fees and costs of litigation. On April 3, 2002, the Court granted the plaintiffs' motion for class action certification. The Company intends to vigorously defend the Deloach Suit, including joining a petition to the United States Court of Appeals for the Fourth Circuit for appeal of the class certification. Because the suit is still in its initial stages, the Company cannot estimate the amount or range of loss that could result from an unfavorable outcome.
   In October 2001, the Directorate General -- Competition of the European Commission (the DG Comp), began conducting an administrative investigation of certain selling and buying practices alleged to have occurred within the leaf tobacco industry in some countries within the European Union, including Spain, Italy and Greece. The Company, through its local subsidiaries, is cooperating fully with the investigation and has discovered and voluntarily disclosed information which tends to establish that a number of leaf dealers, including the Company's subsidiaries, have jointly agreed with respect to green tobacco prices and purchase quantities. The Company believes, however, that there are significant mitigating circumstances relating to the structure of these markets, their historical conduct and the prominence of seller's cooperatives. The investigation is in its very early stages and although the fines, if any, that the DG Comp may assess on the Company's subsidiaries could be material, the Company is not able to make an accurate assessment of the amount of any such fines at this time.
   The Company's former 51.0% owned subsidiary in Greece has been notified by tax authorities of potential adjustments to its income tax returns filed in prior years. The Company's share of the total proposed adjustments, including penalties and interest, is approximately $3.7 million. The Company believes the tax returns filed were in compliance with the applicable tax code. The proposed adjustments vary in complexity and amount. While it is not feasible to predict the precise amount or timing of each proposed adjustment, the Company believes that the ultimate disposition will not have a material adverse effect on its consolidated financial position or results of operations.
   Other contingencies, consisting of guarantees, pending litigation and other claims, in the opinion of management, are not considered to be material in relation to the Company's financial statements as a whole, liquidity or future results of operations.

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

                                                                              -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2002, 2001, AND 2000
                                                  (CONTINUED)

--------------------------------------------------------------------------------

Standard Commercial Corporation

[LOGO]


14. Other Income/(Expense) -- Net

                                                Year Ended March 31,
           (In thousands)                     2002     2001     2000
           -----------------------------  -------  -------  -------
           Other income:
             Interest                     $ 2,039  $ 2,655  $ 1,988
             Gain on asset sales and
              dispositions                    256      346    1,873
             Gain from officers life
              insurance policies              314       94        -
             Rents received                   121      131      244
             Other                          2,034    2,603    3,635
                                          -------  -------  -------
                                            4,764    5,829    7,740
                                          -------  -------  -------
           Other expense:
           Amortization of goodwill          (604)    (528)    (495)
             Write-offs of investment in
              Tanzania                          -   (3,547)       -
             Other                           (864)  (2,636)  (2,273)
                                          -------  -------  -------
                                           (1,468)  (6,711)  (2,768)
                                          -------  -------  -------
                                          $ 3,296  $  (882) $ 4,972
                                          -------  -------  -------

15. Income Taxes
   a) Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                   Year Ended March 31,
            (In thousands)                             2002       2001
            -------------------------------------  ---------  --------
            Deferred tax liabilities:
              Depreciation                         $ 9,822    $ 7,441
              Capitalized interest                     557      1,627
              Income recognition in foreign
               subsidiaries                            618      2,454
              Prepaid pension assets                   219        408
              All other, net                            98      1,267
                                                   ---------  --------
            Total deferred tax liabilities          11,314     13,197
                                                   ---------  --------
            Deferred tax assets:
              NOL carried forward                    2,766      4,021
              Valuation allowance                   (2,766)    (4,021)
              Postretirement benefits other than
               pensions                              3,670      3,570
              Uniform capitalization and reserves      183        171
              Other accrued liabilities              3,246      1,531
                                                   ---------  --------
            Total deferred tax assets                7,099      5,272
                                                   ---------  --------
            Net deferred tax liabilities           $ 4,215    $ 7,925
                                                   ---------  --------

   The net deferred tax liabilities include approximately $785 of current assets and $2,443 of current liabilities at March 31, 2002 and 2001, respectively.
   The Company has provided valuation allowances on deferred tax assets for certain foreign subsidiaries based on their history of losses. Management cannot assert that there will likely be sufficient profits generated by these subsidiaries in the near future to offset these losses. The loss carryforwards which give rise to the valuation allowances will expire in 2002 and thereafter.
   b) Income tax provisions are detailed below:

                                           Year Ended March 31,
                (In thousands)           2002     2001     2000
                -------------------- -------  -------  -------
                Current:
                  Federal            $ 9,708  $ 6,502  $ 2,840
                  Foreign             16,918    9,254    9,775
                  State and local        632      618      328
                                     -------  -------  -------
                                      27,258   16,374   12,943
                                     -------  -------  -------
                Deferred:
                  Federal               (528)  (2,630)    (205)
                  Foreign             (2,903)   1,861   (2,043)
                  State and local       (112)     121      (12)
                                     -------  -------  -------
                                      (3,543)    (648)  (2,260)
                                     -------  -------  -------
                Income tax provision $23,715  $15,726  $10,683
                                     -------  -------  -------

   c) Components of deferred taxes follow:

                                                 Year Ended March 31,
           (In thousands)                      2002     2001     2000
           ------------------------------- -------  -------  -------
           Tax on differences in timing of
            income recognition in foreign
            subsidiaries                   $(1,583) $ 1,550  $(1,428)
           Capitalized interest               (941)  (1,588)     718
           Depreciation                       (626)  (1,292)  (1,162)
           Other                              (393)     682     (388)
                                           -------  -------  -------
                                           $(3,543) $  (648) $(2,260)
                                           -------  -------  -------

   d) The provision for income taxes is determined on the basis of the jurisdiction imposing the tax liability. As some of the income of foreign companies may also be currently subject to U.S. tax, the U.S. and foreign income taxes shown do not compare directly with the segregation of pretax income between domestic and foreign companies that follows:

                                       Year Ended March 31,
                     (In thousands)    2002    2001    2000
                     -------------- ------- ------- -------
                     Pretax income:
                      Domestic      $21,438 $12,783 $ 7,020
                      Foreign        38,852  22,815  13,196
                                    ------- ------- -------
                                    $60,290 $35,598 $20,216
                                    ------- ------- -------

   e) The following is a reconciliation of the income tax provision to the expense calculated at the U.S. federal statutory rate:

                                                  Year Ended March 31,
          (In thousands)                        2002     2001     2000
          --------------------------------- -------  -------  -------
          Expense (benefit) at U.S. federal
           statutory tax rate               $20,498  $12,103  $ 6,873
          Foreign tax losses for which
           there is no relief available           -       10      429
          U.S. tax on foreign income                              350
          Different tax rates in foreign
           subsidiaries                       3,089    2,858    2,674
          Change in valuation allowance      (1,255)  (1,237)  (1,202)
          Other--net                          1,383    1,992    1,559
                                            -------  -------  -------
                                            $23,715  $15,726  $10,683
                                            -------  -------  -------

   f) The Company repurchased $1.7 million (2001--$17.3 million) of Convertible Subordinated Debentures in 2002. An extraordinary gain of $0.1 million net of income tax was

-

--------------------------------------------------------------------------------


[LOGO]

recognized. The Company repurchased $31.0 million of 8.875% Senior Notes in 2002. An extraordinary loss of $1.2 million net of $0.6 million income tax benefit was recognized. The Company repurchased $17.3 million of Convertible Subordinated Debentures in 2001. An extraordinary gain of $3.2 million, net of $1.6 million income tax, was recognized.

16. Disclosures of Fair Value of Financial Instruments
   The estimated fair value of the Company's financial instruments as of March 31, 2002 is provided below in accordance with SFAS 107, Disclosures About Fair Value of Financial Instruments. Certain estimates and judgments were required to develop the fair value amounts, which are not necessarily indicative of the amounts that would be realized upon disposition, nor do they indicate the Company's intent or ability to dispose of such instruments.
   Short-Term and Long-Term Debt: The fair value of the Company's short-term borrowings, which primarily consists of bank borrowings, approximates its carrying value. The estimated fair value of long-term debt, including the current portion, is approximately $157.1 million, compared with a carrying value of $157.1 million, based on discounted cash flows for fixed-rate borrowings, with the fair value of floating-rate borrowings considered to approximate carrying value.

17. Segment Information
   The Company is engaged primarily in purchasing, processing and selling leaf tobacco and wool. Its activities other than these are minimal. Geographic information for sales by country is determined by the location of the customer, however this information is not necessarily representative of the final destination of the product. Geographic information for long-lived assets by country is determined by the physical location of the assets.

                                              Year Ended March 31,
              (In thousands)            2002       2001       2000
              --------------------  -------- ---------- ----------
              Geographic Areas
                Sales:
                 United States      $171,655 $  247,634 $  232,698
                 Germany             106,794    126,785    114,574
                 United Kingdom       64,117     41,688     87,629
                 Japan                49,395     47,877     64,905
                 Italy                32,425     35,413     50,965
                 Turkey               39,575     82,464     56,532
                 Switzerland          30,669     69,256     33,957
                 Netherlands          17,566     25,887     30,272
                 Brazil               10,293      7,509     13,766
                 CIS                  16,079     43,454     29,477
                 China                45,297     38,285     33,586
                 Other countries     358,431    301,714    308,320
                                    -------- ---------- ----------
                                    $942,296 $1,067,966 $1,056,681
                                    -------- ---------- ----------
                Long-lived Assets:
                 United States      $ 21,743 $   22,252
                 Brazil               30,810     31,187
                 Turkey               21,914     23,887
                 Malawi               13,933     13,029
                 United Kingdom        8,080      9,132
                 CIS                  10,651     11,226
                 Other countries      27,788     23,115
                                    -------- ----------
                                    $134,919 $  133,828
                                    -------- ----------

   One tobacco customer accounted for 14.0%, 17.1% and 19.3% of total sales in 2002, 2001 and 2000, respectively. Another tobacco customer accounted for 14.3% and 11.2% of the total sales in 2002 and 2001 and less than 10% in 2000. A third tobacco customer accounted for 11.4% of total sales in 2000 and less than 10% in 2002 and 2001.

                                                 Year Ended March 31,
          (In thousands)                 2002        2001        2000
          ------------------------- --------  ----------  ----------
          Sales:
             Tobacco                $780,385  $  886,738  $  882,648
             Nontobacco              161,911     181,228     174,033
                                    --------  ----------  ----------
                                    $942,296  $1,067,966  $1,056,681
                                    --------  ----------  ----------
          Interest Income:
             Tobacco                $  1,933  $    2,565  $    1,795
             Nontobacco                  106          90         193
                                    --------  ----------  ----------
                                    $  2,039  $    2,655  $    1,988
                                    --------  ----------  ----------
          Interest Expense:
             Tobacco                $ 22,153  $   33,576  $   33,720
             Nontobacco                3,723       4,012       3,151
                                    --------  ----------  ----------
                                    $ 25,876  $   37,588  $   36,871
                                    --------  ----------  ----------
          Depreciation and
           Amortization Expense:
             Tobacco                $ 17,250  $   16,398  $   18,363
             Nontobacco                2,044       2,326       2,690
                                    --------  ----------  ----------
                                    $ 19,294  $   18,724  $   21,053
                                    --------  ----------  ----------
          Equity in Earnings of
           Affiliates:
             Tobacco                $   (287) $      (40) $      650
             Nontobacco                  (69)        (22)       (712)
                                    --------  ----------  ----------
                                    $   (356) $      (62) $      (62)
                                    --------  ----------  ----------
          Income Tax Expense:
             Tobacco                $ 23,328  $   14,877  $   10,534
             Nontobacco                  387         849         149
                                    --------  ----------  ----------
                                    $ 23,715  $   15,726  $   10,683
                                    --------  ----------  ----------
          Net Income:
             Tobacco                $ 37,016  $   20,306  $   11,059
             Nontobacco               (1,878)      2,060      (1,179)
             Discontinued
              operations             (15,341)     (1,241)        458
                                    --------  ----------  ----------
                                    $ 19,797  $   21,125  $   10,338
                                    --------  ----------  ----------
          Assets:
             Tobacco                $512,862  $  546,643
             Nontobacco              115,500     115,595
             Discontinued
              operations              22,280      29,667
                                    --------  ----------
                                    $650,642  $  691,905
                                    --------  ----------
          Investment in Affiliates:
             Tobacco                $  6,541  $    6,891
             Nontobacco                3,028       2,883
                                    --------  ----------
                                    $  9,569  $    9,774
                                    --------  ----------
          Capital Expenditures:
             Tobacco                $ 12,305  $   14,255
             Nontobacco                2,470       2,543
                                    --------  ----------
                                    $ 14,775  $   16,798
                                    --------  ----------

                                                                              -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2002, 2001, AND 2000
                                                  (CONTINUED)

--------------------------------------------------------------------------------

Standard Commercial Corporation

[LOGO]


18. Business Dispositions
   In fiscal 2001, the Company traded its 51% ownership interest in its Greek subsidiary for the remaining 49% ownership in its Turkish operations. For financial statement purposes, the transaction was recorded at fair value. On the sale of its Greek net assets, the company recorded a gain of $9.3 million, which was offset by a translation adjustment loss of $8.9 million. For income tax purposes, this trade was accomplished as a tax-free exchange of assets, subject to a private letter ruling from the Internal Revenue Service of the US. The Company now owns 100% of the Turkish operation.

19. Restatement
   Subsequent to the issuance of its financial statements for the year ended March 31, 2001, the Company discovered that the accounting records for the specialty fibers unit in Holland had been falsified by local unit management to avoid disclosure of trading losses incurred in fiscal year 2001. As a result, the Company has restated the 2001 financial statements to recognize these trading losses. The net effect of these misstatements amounted to $2.4 million pretax, $1.5 million, net of taxes. Because the error occurred in a unit that is being disposed of, the restatement is reflected in the results of discontinued operations for fiscal 2001.
   As described in Note 1, Basis of Presentation and Reclassification, the Company plans to dispose of the specialty fibers unit as well as other non-core wool operations. The following summarized March 31, 2001 financial information reflects the results of the Company as previously reported, after giving effect to the reclassification to present discontinued operations, and as restated:

                                                   2001          2001
                                                     As As Previously
           (In thousands)                      Restated      Reported
           ---------------------------------- --------  -------------
           Net assets of discontinued
            operations                        $ 24,913    $ 26,481
           Current assets                      511,360     512,928
           Total assets                        691,905     693,473
           Total liabilities                   523,226     523,226
           Retained earnings                   115,680     117,248
           Total liabilities and stockholders
            equity                            $691,905    $693,473
           Income from continuing operations  $ 19,166    $ 19,166
           Gain/(loss) from discontinued
            operations                          (1,241)        327
           Extraordinary gain                    3,200       3,200
                                              --------  -------------
           Net Income                         $ 21,125    $ 22,693
                                              --------  -------------

                                                 2001          2001
                                                   As As previously
                                             restated      reported
            Earnings (loss) per common share -------- -------------
             Basic:
               From continuing operations    $  1.46     $  1.46
              From discontinued operations     (0.09)       0.03
               Extraordinary item               0.24        0.24
               Net                           $  1.61     $  1.73
               Average shares outstanding     13,128      13,128
             Diluted:
               From continuing operations    $  1.45     $  1.45
              From discontinued operations     (0.08)       0.02
               Extraordinary item               0.21        0.21
               Net                           $  1.58     $  1.68
               Average shares outstanding     15,294      15,294

20. Supplemental Guarantor Information
   Standard Commercial Corporation (the "Company") and Standard Wool, Inc. jointly and severally, guarantee on a senior basis to each Holder and the Trustee, the full and prompt performance of Standard Commercial Tobacco
Company, Inc.'s (the "Issuer") obligations under the Indenture and the $115.0 million 8 7/8% Senior Notes Due 2005 (the "Initial Notes"), the issuance of which was closed on August 1, 1998, including the payment of the principal of and interest and additional interest, if any, on the Notes (the Company and Standard Wool, Inc. being referred to herein as "Guarantors" and the guarantees being referred to respectively as the "Parent Guarantee" and the "Standard Wool Guarantee," and together, the "Guarantees"). The Initial Notes were exchanged for new notes (the "Exchange Notes"; together with the Initial Notes, the "Notes") in an exchange offer upon the Issuer's Form S-4 Registration Statement which was completed on December 31, 1998. The form and terms of the Exchange Notes are the same as the form and terms of the Initial Notes (which they replace) except that (i) the Exchange Notes registered under the Securities
Act, will not bear legends restricting the transfer thereof, and (ii) the holders of the Exchange Notes will not be entitled to certain rights under the related Registration Rights Agreement by virtue of consummation of the exchange offer. In addition, all of the issued and outstanding capital stock of the Issuer and Standard Wool, Inc. is pledged by the Company to the Trustee for the benefit of the Holders of the Notes as security for the Parent Guarantee.
   a) Each of the Guarantors has fully and unconditionally guaranteed on a joint and several basis the performance and punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all of the Issuer's obligations under the Notes and the related indenture, including its obligations to pay principal, premium, if any, and interest with respect to the Notes. The obligation of each Guarantor is limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, can be guaranteed by the relevant Guarantor without resulting in the obligations of such Guarantor under its Guarantee constituting a fraudulent conveyance or fraudulent transfer under applicable federal or state law. Each of the Guarantees is a guarantee of payment and not collection. Each Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Guarantor in an amount PRO RATA, based on the assets less liabilities of each Guarantor determined in accordance with generally accepted accounting principles ("GAAP").
   Each Guarantor that makes a payment or distribution shall be entitled to a contribution from each other Guarantor in an amount PRO RATA, based on the net assets of each Guarantor, determined in accordance with GAAP. Each Guarantor may consolidate with or merge into or sell its assets to the Issuer, or with other Persons upon the terms and conditions set forth in the Indenture. In the event (A) more than 49% of the Capital Stock of Standard Wool, Inc. is sold by the Company or (B) more than 49% of the consolidated assets of Standard Wool, Inc. are sold in compliance with all of the terms of the Indenture, the Standard

-

--------------------------------------------------------------------------------


[LOGO]

Wool Guarantee will be released. Management has determined that separate, full financial statements of the Guarantors would not be material to investors and therefore such financial statements are not provided. The following supplemental combining financial statements present information regarding the Guarantors and the Issuer.
   b) Each of the Guarantors has accounted for their respective subsidiaries on the equity basis.
   c) Certain reclassifications were made to conform all of the financial information to the financial presentation on a consolidated basis. The principal eliminating entries eliminate investments in subsidiaries and intercompany balances.
   d) Included in the balance sheets are certain related party balances among borrower, the guarantors and non-guarantors. Due to the Company's world-wide operations, related party activity is included in most balance sheet accounts.

                                                                              -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2002, 2001 AND 2000
                                                  (CONTINUED)

--------------------------------------------------------------------------------

Standard Commercial Corporation

[LOGO]

Supplemental Combining Balance Sheet
March 31, 2002

                                            Standard    Standard                    Other
                                          Commercial  Commercial    Standard Subsidiaries
                                         Tobacco Co. Corporation   Wool Inc.        (Non-
                                       Inc. (Issuer) (Guarantor) (Guarantor)  Guarantors) Eliminations     Total
(In thousands)                         ------------- ----------- ----------- ------------ ------------ --------
Assets
Cash                                     $  2,535     $     79    $    123     $ 26,263    $       -   $ 29,000
Receivables                                26,665           20           -      142,665            -    169,350
Intercompany receivables                  144,587       23,602           -       22,700     (190,889)         -
Inventories                                49,270            -           -      191,935            -    241,205
Assets of discontinued operations               -            -           -       22,280            -     22,280
Prepaids expenses                             193            -           -        7,339            -      7,532
Marketable securities                           -            1           -          530            -        531
                                       ------------- ----------- ----------- ------------ ------------ --------
  Current assets                          223,250       23,702         123      413,712     (190,889)   469,898
Property, plant and equipment              19,891            -           -      115,028            -    134,919
Investment in subsidiaries                120,489      199,876      14,251      151,746     (486,362)         -
Investment in affiliates                        -            -           -        9,569            -      9,569
Other assets                                 (952)      13,691           -       23,517            -     36,256
                                       ------------- ----------- ----------- ------------ ------------ --------
  Total assets                           $362,678     $237,269    $ 14,374     $713,572    $(677,251)  $650,642
                                       ------------- ----------- ----------- ------------ ------------ --------
Liabilities
Short-term borrowings                    $ 11,919     $      -    $      -     $120,460    $       -   $132,379
Current portion of long-term debt               -            -           -       10,309            -     10,309
Accounts payable                           16,747          526           -      107,487            -    124,760
Liabilities of discontinued operations          -            -           -        9,372            -      9,372
Intercompany payables                      42,946        1,210       1,627      145,106     (190,889)         -
Taxes accrued                              14,077       (7,237)          -        4,040            -     10,880
                                       ------------- ----------- ----------- ------------ ------------ --------
  Current liabilities                      85,689       (5,501)      1,627      396,774     (190,889)   287,700
Long-term debt                             84,000            -           -       12,823            -     96,823
Convertible subordinated
 debentures                                     -       49,989           -            -            -     49,989
Retirement and other benefits               9,803          897           -        9,759            -     20,459
Deferred taxes                             (1,710)        (376)          -        7,086            -      5,000
                                       ------------- ----------- ----------- ------------ ------------ --------
  Total liabilities                       177,782       45,009       1,627      426,442     (190,889)   459,971
Minority interests                              -            -           -           18            -         18
Shareholders' equity
Common stock                                  993        3,197      32,404      166,365     (199,762)     3,197
Additional paid-in capital                130,860      106,077           -       60,564     (191,424)   106,077
Unearned restricted stock
 plan compensation                           (547)        (393)          -       (1,060)           -     (2,000)
Treasury stock at cost                          -       (4,250)          -            -            -     (4,250)
Retained earnings                          75,895      132,812     (10,466)     106,426     (171,855)   132,812
Accumulated other comprehensive
 income                                   (22,305)     (45,183)     (9,191)     (45,183)      76,679    (45,183)
                                       ------------- ----------- ----------- ------------ ------------ --------
   Total shareholders' equity             184,896      192,260      12,747      287,112     (486,362)   190,653
                                       ------------- ----------- ----------- ------------ ------------ --------
   Total liabilities and equity          $362,678     $237,269    $ 14,374     $713,572    $(677,251)  $650,642
                                       ------------- ----------- ----------- ------------ ------------ --------

-

--------------------------------------------------------------------------------


[LOGO]


Supplemental Combining Balance Sheet
March 31, 2001

                                            Standard    Standard                    Other
                                          Commercial  Commercial    Standard Subsidiaries
                                         Tobacco Co. Corporation   Wool Inc.        (Non-
                                       Inc. (Issuer) (Guarantor) (Guarantor)  Guarantors) Eliminations     Total
(In thousands)                         ------------- ----------- ----------- ------------ ------------ --------
Assets
Cash                                     $    548     $      -    $     44     $ 37,681    $       -   $ 38,273
Receivables                                18,336           14           8      185,773            -    204,131
Intercompany receivables                  163,996        4,672          49        2,899     (171,616)         -
Inventories                                65,456            -           -      171,578            -    237,034
Assets of discontinued operations               -            -           -       29,667            -     29,667
Prepaids expenses                             318            -           1        1,396            -      1,715
Marketable securities                           -            1           -          539            -        540
                                       ------------- ----------- ----------- ------------ ------------ --------
  Current assets                          248,654        4,687         102      429,533     (171,616)   511,360
Property, plant and equipment              19,760            -          13      114,055            -    133,828
Investment in subsidiaries                 92,016      202,492      27,723      149,859     (472,090)         -
Investment in affiliates                        -            -           -        9,774            -      9,774
Other assets                                  504        9,637           -       26,802            -     36,943
                                       ------------- ----------- ----------- ------------ ------------ --------
  Total assets                           $360,934     $216,816    $ 27,838     $730,023    $(643,706)  $691,905
                                       ------------- ----------- ----------- ------------ ------------ --------
Liabilities
Short-term borrowings                    $    656     $     33    $      -     $150,913    $       -   $151,602
Current portion of long-term debt               -            -           -        9,311            -      9,311
Accounts payable                           16,350          743          27      119,412            -    136,532
Liabilities of discontinued operations                       -           -        4,754            -      4,754
Intercompany payables                      30,678          413       1,533      138,992     (171,616)         -
Taxes accrued                              16,465       (5,284)          -       (1,926)           -      9,255
                                       ------------- ----------- ----------- ------------ ------------ --------
  Current liabilities                      64,149       (4,095)      1,560      421,456     (171,616)   311,454
Long-term debt                            115,000            -           -       19,752            -    134,752
Convertible subordinated
 debentures                                     -       51,652           -            -            -     51,652
Retirement and other benefits               9,464          821           -        9,601            -     19,886
Deferred taxes                             (1,302)      (1,619)          -        8,403            -      5,482
                                       ------------- ----------- ----------- ------------ ------------ --------
  Total liabilities                       187,311       46,759       1,560      459,212     (171,616)   523,226
Minority interests                              -            -           -           54            -         54
Shareholders' equity
Common stock                                  993        3,175      32,404      155,220     (188,617)     3,175
Additional paid-in capital                130,860      104,198           -       60,564     (191,424)   104,198
Unearned restricted stock plan
 compensation                                (547)        (367)        (11)        (874)           -     (1,799)
Treasury stock at cost                          -       (4,250)          -            -            -     (4,250)
Retained earnings                          64,488      115,680       6,753      104,226     (175,467)   115,680
Accumulated other comprehensive
 income                                   (22,171)     (48,379)    (12,868)     (48,379)      83,418    (48,379)
                                       ------------- ----------- ----------- ------------ ------------ --------
  Total shareholders' equity              173,623      170,057      26,278      270,757     (472,090)   168,625
                                       ------------- ----------- ----------- ------------ ------------ --------
  Total liabilities and equity           $360,934     $216,816    $ 27,838     $730,023    $(643,706)  $691,905
                                       ------------- ----------- ----------- ------------ ------------ --------

                                                                              -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2002, 2001 AND 2000
                                                  (CONTINUED)

--------------------------------------------------------------------------------

Standard Commercial Corporation

[LOGO]


Supplemental Combining Statement of Income and Retained Earnings
Year ended March 31, 2002

                                                      Standard     Standard                      Other
                                                    Commercial   Commercial     Standard  Subsidiaries
                                                   Tobacco Co.  Corporation    Wool Inc.         (Non-
                                                 Inc. (Issuer)  (Guarantor)  (Guarantor)   Guarantors)  Eliminations      Total
(In thousands)                                   -------------  -----------  -----------  ------------  ------------  --------
Sales                                                 $279,507     $      -     $     82      $929,168     $(266,461) $942,296
Cost of sales:
  Materials services and supplies                      224,732            -            -       823,022      (266,461)  781,293
  Interest                                               3,033            -            -        13,921             -    16,954
                                                 -------------  -----------  -----------  ------------  ------------  --------
   Gross profit                                         51,742            -           82        92,225             -   144,049
Selling, general & administrative expenses              15,575        5,310          151        57,097             -    78,133
Other interest expense                                   9,811        3,920            -        (4,809)            -     8,922
Other income (expense) net                              (3,357)       9,723           (1)       (3,069)            -     3,296
                                                 -------------  -----------  -----------  ------------  ------------  --------
   Income (loss) before taxes                           22,999          493          (70)       36,868             -    60,290
   Income taxes                                          4,785          (41)           -        18,971             -    23,715
                                                 -------------  -----------  -----------  ------------  ------------  --------
Income (loss) after taxes                               18,214          534          (70)       17,897             -    36,575
Minority interests                                           -            -            -             -             -         -
Equity in earnings of affiliates                             -            -            -          (356)            -      (356)
Equity in earnings of subsidiaries                      19,349       35,685       (1,808)            -       (53,226)        -
                                                 -------------  -----------  -----------  ------------  ------------  --------
Income from continuing operations                       37,563       36,219       (1,878)       17,541       (53,226)   36,219
Discontinued operations                                      -      (15,341)     (15,341)      (15,341)       30,682   (15,341)
Extraordinary gain (loss) due to buyback of debt        (1,156)      (1,081)           -             -         1,156    (1,081)
                                                 -------------  -----------  -----------  ------------  ------------  --------
   Net income                                           36,407       19,797      (17,219)        2,200       (21,388)   19,797
Retained earnings at beginning of period                64,488      115,680        6,753       104,226      (175,467)  115,680
Common stock dividends                                 (25,000)      (2,665)           -             -        25,000    (2,665)
                                                 -------------  -----------  -----------  ------------  ------------  --------
Retained earnings at end of period                    $ 75,895     $132,812     $(10,466)     $106,426     $(171,855) $132,812
                                                 -------------  -----------  -----------  ------------  ------------  --------

Supplemental Combining Statement of Income and Retained Earnings
Year ended March 31, 2001

                                                 Standard    Standard                      Other
                                               Commercial  Commercial     Standard  Subsidiaries
                                              Tobacco Co. Corporation    Wool Inc.         (Non-
                                            Inc. (Issuer) (Guarantor)  (Guarantor)   Guarantors)  Eliminations        Total
(In thousands)                              ------------- -----------  -----------  ------------  ------------  ----------
Sales                                            $413,829    $      -      $   175      $918,405     $(264,443) $1,067,966
Cost of sales:
  Materials services and supplies                 360,142           -            -       817,712      (264,443)    913,411
  Interest                                         11,077           -            -        15,721             -      26,798
                                            ------------- -----------  -----------  ------------  ------------  ----------
   Gross profit                                    42,610           -          175        84,972             -     127,757
Selling, general & administrative expenses         13,282       4,016          224        62,965             -      80,487
Other interest expense                              4,133       4,925            -         1,732             -      10,790
Other income (expense) net                            610       4,730            8        (6,230)            -        (882)
                                            ------------- -----------  -----------  ------------  ------------  ----------
   Income (loss) before taxes                      25,805      (4,211)         (41)       14,045             -      35,598
Income taxes                                        8,687      (1,540)           -         8,579             -      15,726
                                            ------------- -----------  -----------  ------------  ------------  ----------
Income (loss) after taxes                          17,118      (2,671)         (41)        5,466             -      19,872
Minority interests                                      -           -            -          (644)            -        (644)
Equity in earnings of affiliates                        -           -            -           (62)            -         (62)
Equity in earnings of subsidiaries                  2,659      21,837        2,101             -       (26,597)          -
                                            ------------- -----------  -----------  ------------  ------------  ----------
Income from continuing operations                  19,777      19,166        2,060         4,760       (26,597)     19,166
Discontinued operations                                 -      (1,241)      (1,241)       (1,241)        2,482      (1,241)
Extraordinary gain (loss) due to buyback of
 debt                                                   -       3,200            -             -             -       3,200
                                            ------------- -----------  -----------  ------------  ------------  ----------
   Net income                                      19,777      21,125          819         3,519       (24,115)     21,125
Retained earnings at beginning of period           44,711      97,177        5,934       100,707      (151,352)     97,177
Common stock dividends                                  -      (2,622)           -             -             -      (2,622)
                                            ------------- -----------  -----------  ------------  ------------  ----------
Retained earnings at end of period               $ 64,488    $115,680      $ 6,753      $104,226     $(175,467) $  115,680
                                            ------------- -----------  -----------  ------------  ------------  ----------

-

--------------------------------------------------------------------------------


[LOGO]

Supplemental Combining Statement of Income and Retained Earnings
Year ended March 31, 2000

                                              Standard
                                            Commercial     Standard                      Other
                                           Tobacco Co.   Commercial     Standard  Subsidiaries
                                                  Inc.  Corporation    Wool Inc.         (Non-
                                              (Issuer)  (Guarantor)  (Guarantor)   Guarantors)  Eliminations        Total
(In thousands)                             -----------  -----------  -----------  ------------  ------------  ----------
Sales                                         $329,190      $     -      $ 1,220      $956,334     $(230,063) $1,056,681
Cost of sales:
  Materials services and supplies              292,254            -        1,328       860,403      (230,063)    923,922
  Interest                                       5,289            -            -        20,611             -      25,900
                                           -----------  -----------  -----------  ------------  ------------  ----------
   Gross profit                                 31,647            -         (108)       75,320             -     106,859
Selling, general & administrative expenses      14,567        2,293          394        63,390             -      80,644
Other interest expense                           3,892        5,227            -         1,852             -      10,971
Other income (expense) net                       3,005          165         (187)        1,989             -       4,972
                                           -----------  -----------  -----------  ------------  ------------  ----------
   Income (loss) before taxes                   16,193       (7,355)        (689)       12,067             -      20,216
Income taxes                                     5,691       (3,104)           -         8,096             -      10,683
                                           -----------  -----------  -----------  ------------  ------------  ----------
Income (loss) after taxes                       10,502       (4,251)        (689)        3,971             -       9,533
Minority interests                                   -            -            -           409             -         409
Equity in earnings of affiliates                     -            -            -           (62)            -         (62)
Equity in earnings of subsidiaries               4,754       14,131         (436)            -       (18,449)          -
                                           -----------  -----------  -----------  ------------  ------------  ----------
Income from continuing operations               15,256        9,880       (1,125)        4,318       (18,449)      9,880
Discontinued operations                              -          458          458           458          (916)        458
                                           -----------  -----------  -----------  ------------  ------------  ----------
   Net income                                   15,256       10,338         (667)        4,776       (19,365)     10,338
Retained earnings at beginning of period        81,455       89,430        6,601        95,931      (183,987)     89,430
Common stock dividends                         (52,000)      (2,591)           -             -        52,000      (2,591)
                                           -----------  -----------  -----------  ------------  ------------  ----------
Retained earnings at end of period            $ 44,711      $97,177      $ 5,934      $100,707     $(151,352) $   97,177
                                           -----------  -----------  -----------  ------------  ------------  ----------

SUPPLEMENTAL COMBINING STATEMENT OF CASH FLOWS
Year ended March 31, 2002

                                         Standard
                                       Commercial     Standard                     Other
                                      Tobacco Co.   Commercial     Standard Subsidiaries
                                             Inc.  Corporation    Wool Inc.        (Non-
                                         (Issuer)  (Guarantor)  (Guarantor)  Guarantors)  Eliminations     Total
(In thousands)                        -----------  -----------  ----------- ------------  ------------ --------
Cash provided by (used in)
  operating activities                   $ 25,637      $ 7,959         $ 79     $ 39,074        $    - $ 72,749
Cash flows from investing activities
Property, plant and equipment
  Additions                                (3,247)           -            -      (11,528)            -  (14,775)
  Disposals                                     8            -            -          932             -      940
Business (acquisitions) dispositions            -            -            -          164             -      164
                                      -----------  -----------  ----------- ------------  ------------ --------
Cash provided by (used in)
  investing activities                     (3,239)           -            -      (10,432)               (13,671)
Cash flows from financing activities:
Proceeds from long-term borrowings              -            -            -        9,615             -    9,615
Repayment of long-term borrowings               -       (3,593)           -      (19,222)            -  (22,815)
Net change in short-term borrowings        11,264          (34)           -      (30,453)            -  (19,223)
Buyback of debt                           (32,156)      (1,588)           -           --             -  (33,744)
Dividends received /( paid)                     -       (2,665)           -           --             -   (2,665)
Other                                         481            -            -           --             -      481
                                      -----------  -----------  ----------- ------------  ------------ --------
Cash provided by (used in)
  financing activities                    (20,411)      (7,880)           -      (40,060)            -  (68,351)
Increase (decrease) in cash for year        1,987           79           79      (11,418)            -   (9,273)
Cash at beginning of year                     548            -           44       37,681             -   38,273
                                      -----------  -----------  ----------- ------------  ------------ --------
Cash at end of year                      $  2,535      $    79         $123     $ 26,263        $    - $ 29,000
                                      -----------  -----------  ----------- ------------  ------------ --------
Interest                                 $ 10,522      $ 3,920         $  -     $ 10,112        $    - $ 24,554
Income taxes                             $  6,986      $   708         $  -     $ 13,994        $    - $ 21,688

                                                                              -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2002, 2001 AND 2000
                                                  (CONTINUED)

--------------------------------------------------------------------------------

Standard Commercial Corporation

[LOGO]

Supplemental Combining Statement of Cash Flows
Year Ended March 31, 2001

                                               Standard     Standard                     Other
                                             Commercial   Commercial     Standard Subsidiaries
                                            Tobacco Co.  Corporation    Wool Inc.        (Non-
                                          Inc. (Issuer)  (Guarantor)  (Guarantor)  Guarantors)  Eliminations      Total
(In thousands)                            -------------  -----------  ----------- ------------  ------------ ---------
Cash provided by (used in)
  operating activities                         $ 12,853     $ 16,683          $ 2     $ 94,390           $ - $ 123,928
Cash flows from investing activities:
Property, plant and equipment:
  Additions                                      (1,321)           -            -      (15,477)            -   (16,798)
  Disposals                                          14            -            -        2,963             -     2,977
Business (acquisitions) dispositions               (163)           -            -         (394)            -      (557)
                                          -------------  -----------  ----------- ------------  ------------ ---------
   Cash provided by (used in)
     investing activities                        (1,470)           -            -      (12,908)                (14,378)
Cash flows from financing activities:
Proceeds from long-term borrowings                    -            -            -       15,671             -    15,671
Repayment of long-term borrowings                (3,358)           -            -      (13,016)            -   (16,374)
Net change in short-term borrowings              (9,555)         (33)           -      (83,692)            -   (93,280)
Buyback of debt                                       -      (14,148)           -            -             -   (14,148)
Dividends received /( paid)                           -       (2,622)           -            -             -    (2,622)
Other                                             1,266            -            -            -             -     1,266
                                          -------------  -----------  ----------- ------------  ------------ ---------
   Cash provided by (used in) financing
    activities                                  (11,647)     (16,803)           -      (81,037)            -  (109,487)
Increase (decrease) in cash for year               (264)        (120)           2          445             -        63
Cash at beginning of year                           812          120           42       37,236             -    38,210
                                          -------------  -----------  ----------- ------------  ------------ ---------
Cash at end of year                            $    548     $      -          $44     $ 37,681           $ - $  38,273
                                          -------------  -----------  ----------- ------------  ------------ ---------
Interest                                       $ 10,533     $  4,644          $ -     $ 17,425           $ - $  32,602
Income taxes                                   $  6,261     $   (189)         $ -     $ 10,927           $ - $  16,999

Supplemental Combining Statement of Cash Flows
Year Ended March 31, 2000

                                           Standard     Standard                      Other
                                         Commercial   Commercial     Standard  Subsidiaries
                                        Tobacco Co.  Corporation    Wool Inc.         (Non-
                                      Inc. (Issuer)  (Guarantor)  (Guarantor)   Guarantors)  Eliminations     Total
(In thousands)                        -------------  -----------  -----------  ------------  ------------ --------
Cash provided by (used in)
  operating activities                      $(9,241)     $ 2,715         $  3        50,234          $  - $ 43,711
Cash flows from investing activities:
Property, plant and equipment:
  Additions                                  (1,484)           -          (13)      (14,661)            -  (16,158)
  Disposals                                     143            -            -         2,362             -    2,505
Business (acquisitions) dispositions              -            -            -        (3,230)            -   (3,230)
                                      -------------  -----------  -----------  ------------  ------------ --------
   Cash provided by (used in)
    investing activities                     (1,341)           -          (13)      (15,529)               (16,883)
Cash flows from financing activities:
Proceeds from long-term borrowings                -            -            -         2,494             -    2,494
Repayment of long-term borrowings                 -            -            -       (13,831)            -  (13,831)
Net change in short-term borrowings          10,212           (4)           -       (28,736)            -  (18,528)
Dividends received /( paid)                       -       (2,591)           -             -             -   (2,591)
Other                                           319            -            -             -             -      319
                                      -------------  -----------  -----------  ------------  ------------ --------
   Cash provided by (used in)
    financing activities                     10,531       (2,595)           -       (40,073)            -  (32,137)
Increase (decrease) in cash for year            (51)         120          (10)       (5,368)            -   (5,309)
Cash at beginning of year                       863            -           52        42,604             -   43,519
                                      -------------  -----------  -----------  ------------  ------------ --------
Cash at end of year                         $   812      $   120         $ 42      $ 37,236          $  - $ 38,210
                                      -------------  -----------  -----------  ------------  ------------ --------
Interest                                    $11,452      $ 5,386         $  -      $ 21,656          $  - $ 38,494
Income taxes                                $ 1,836      $  (274)        $  -      $ 14,650          $  - $ 16,212

-

SELECTED FINANCIAL DATA

--------------------------------------------------------------------------------


[LOGO]


2001 results have been restated, see note 19                                          Year ended March 31,
-----------------------------------------------------------------------------------------------------------
In thousands, except share data         2002         2001        2000         1999         1998        1997
-----------------------------------------------------------------------------------------------------------
   Sales                        $   942,296  $ 1,067,966  $ 1,056,681 $ 1,057,059  $ 1,425,518  $1,283,525
   Income taxes                      23,715       15,726       10,683       7,624        8,826      12,834
   Income (loss) from
     continuing operations           36,219       19,166        9,880       9,471       27,141      17,654
   Income (loss) from
     discontinued
     operations                     (15,341)      (1,241)         458      (1,056)        (217)        717
   Extraordinary item                (1,081)       3,200            -           -            -           -
   Net income (loss)                 19,797       21,125       10,338       8,415       26,925      16,937
   Current assets                   469,898      511,360      608,247     651,528      655,703     572,005
   Total assets                     650,642      691,905      814,558     871,771      832,192     730,526
   Current liabilities              287,700      311,454      411,853     450,050      433,078     446,314
   Long-term debt                   146,812      186,404      199,645     213,161      197,083     139,252
-----------------------------------------------------------------------------------------------------------
   Average number of
     shares outstanding *        13,324,134   13,127,962   12,956,462  12,842,495   12,377,211   9,639,622
-----------------------------------------------------------------------------------------------------------
   Per share
     Basic earnings (loss)
        from continuing
        operations              $      2.72  $      1.46  $      0.76 $      0.74  $      2.20  $     1.79
     Basic earnings (loss)
        from discontinued
        operations                    (1.15)       (0.09)        0.04       (0.08)       (0.02)      (0.07)
      Extraordinary item              (0.08)        0.24            -           -            -           -
      Basic net earnings
        (loss)                         1.49         1.61         0.80        0.66         2.18        1.72
      Dividends paid                   0.20         0.20         0.20        0.15            -           -
      Book value at year
        end                           14.26        12.72        11.48       11.69        11.68        9.44
     Market value at year
        end                           19.22        11.75         3.50        4.75        15.94       17.88

* Earnings per share and shares outstanding for 1997 have been adjusted for the effect of subsequent stock dividends.

                                                                              -

QUARTERLY FINANCIAL DATA (UNAUDITED)

--------------------------------------------------------------------------------


[LOGO]

   The quarterly financial data are restated and should be read in conjunction with Management's Discussion and Analysis and the related notes 2 and 19 of the Financial Statements.

   The purchasing and processing of tobacco and wool are dependent on agricultural cycles and are seasonal in nature. These cycles and this seasonality, together with the timing of shipments and the variations in the mix of sales, causes quarterly fluctuations in financial results. Quarterly results, dividends and stock prices for the years ended March 31, 2002 and 2001 follow:

In thousands, except share data          June 30    Sep 30    Dec 31  March 31        Year
------------------------------------------------------------------------------------------
2002 Sales                             $211,107  $236,702  $235,019  $259,468    $942,296
     Gross profit                        25,954    42,106    31,778    44,211     144,049
     Income from continuing operations    3,751    13,347     6,171    12,950      36,219
     Discontinued operations               (661)     (969)     (530)  (13,181)    (15,341)
     Net income                           3,090    12,361     5,653    (1,307)     19,797
     Earnings per share - basic           $0.23     $0.93     $0.42    $(0.10)      $1.49
      - diluted                            0.23      0.86      0.41     (0.05)       1.47
     Dividends per share                   0.05      0.05      0.05      0.05        0.20
     Market price per share - high        18.50     19.84     21.09     19.79       21.09
      - low                               10.75     14.13     19.70     15.96       10.75

2001 Sales                             $186,152  $244,151  $367,304  $270,359  $1,067,966
     Gross profit                        24,980    27,198    36,474    39,105     127,757
     Income from continuing operations    1,508     4,803     5,792     7,063      19,166
     Discontinued operations               (108)      (45)     (674)     (414)     (1,241)
     Net Income                           1,400     5,398     6,534     7,793      21,125
     Earnings per share - basic           $0.11     $0.41     $0.51     $0.59       $1.61
      - diluted                            0.11      0.41      0.51      0.56        1.58
     Dividends per share                   0.05      0.05      0.05      0.05        0.20
     Market price per share - high         5.50      5.25      6.81     12.92       12.92
      - low                                2.75      3.75      3.81      6.00        6.00

Previously reported

      In thousands, except share data          June 30    Sep 30    Dec 31
      --------------------------------------------------------------------
      2002 Sales                             $211,107  $236,702  $235,019
           Gross profit                        25,954    42,106    31,778
           Income from continuing operations    3,751    13,347     6,171
           Discontinued operations                (34)     (232)     (230)
           Net income                           3,717    13,100     5,952
           Earnings per share - basic           $0.28     $0.99     $0.44
            - diluted                            0.28      0.91      0.43
           Dividends per share                   0.05      0.05      0.05
           Market price per share - high        18.50     19.84     21.09
            - low                               10.75     14.13     19.70

  In thousands, except share data         June 30   Sep 30    Dec 31 March 31
  ---------------------------------------------------------------------------
  2001 Sales                             $186,152 $244,151 $367,304  $270,359
       Gross profit                        24,980   27,198   36,474    39,105
       Income from continuing operations    1,508    4,803    5,792     7,063
       Discontinued operations                180      214      (85)       18
       Net Income                           1,688    5,656    7,124     8,225
       Earnings per share - basic           $0.13    $0.43    $0.54     $0.62
        - diluted                            0.13     0.43     0.51      0.59
       Dividends per share                   0.05     0.05     0.05      0.05
       Market price per share - high         5.50     5.25     6.81     12.92
        - low                                2.75     3.75     3.81      6.00

   Standard's common stock is traded on the New York Stock Exchange under the symbol STW. Market prices shown above are the high and low prices as reported by the NYSE. At June 14, 2002 there were 571 shareholders of record.

-

CORPORATE DIRECTORS AND OFFICERS

--------------------------------------------------------------------------------

Standard Commercial Corporation

[LOGO]


Corporate Directors
J Alec G Murray, Chairman of the Board of Directors
Marvin W. Coghill, Retired Chairman - Tobacco Division
William A. Ziegler, Retired partner, Sullivan & Cromwell, attorneys
William S. Barrack, Jr., Retired Senior Vice President - Texaco Inc
Daniel M. Sullivan, Founder and retired former Chief Executive Officer - Frost
  & Sullivan Inc.
Robert E. Harrison, President, Chief Executive Officer
William S. Sheridan, Executive Vice President and Chief Financial Officer,
  Sotheby's Holdings, Inc.
B. Clyde Preslar, Vice President Finance and Chief Financial Officer, Lance,
  Inc.
Mark W. Kehaya, Partner, Meriturn Partners LLC
-----------

Corporate Officers
Robert E. Harrison, President and Chief Executive Officer
Henry C. Babb, Vice President--Public Affairs, General Counsel and Secretary Ery W. Kehaya II, Vice President and Chief Information Officer
Michael K. McDaniel, Vice President--Human Resources
Robert A. Sheets, Vice President and Chief Financial Officer
Keith H. Merrick, Vice President and Treasurer
Hampton R. Poole, Jr., Vice President and Controller
Timothy S. Price, Vice President--Business Planning and Development Krishnamurthy Rangarajan, Vice President and Assistant Secretary

                                                                              -

CORPORATE DIRECTORS AND OFFICERS
AND DIVISION MANAGEMENT

--------------------------------------------------------------------------------

Standard Commercial Corporation

[LOGO]

-

40

Tobacco Division Management
Alfred F. Rehm, President and Chief Executive Officer
John H. Saunders, Senior Vice President - Sales
Edward C. Dilda, Vice President - Processing
Robert J. Zonneveld, Vice President - Finance
Simon J. P. Green, Vice President & Regional Manager - Confederation of
  Independent States
James R. Davison, Vice President & Regional
  Manager - South America
Robin H. B. Kilner, Vice President & Regional Manager - Africa
Edward A. Majeski, Vice President & Regional Manager - Central & North America
J. Pieter Sikkel, Vice President & Regional Manager - Asia
Constantin J. W. von Esebeck, Vice President & Regional Manager - Europe Duncan B. Meech, Vice President - Far East & Manager of UK Office

Wool Division Management
Paul H. Bicque, Managing Director
Ian Kent, Financial Director
Mark Wright, Director - South Africa
Paul T. Hughes, Director - United Kingdom
Harald Menkens, Director - Germany & France
Geoffrey M. Stooke, Director - Australia
Hugh Ensor, Director - New Zealand
Tobacco Companies
* Standard Commercial Tobacco Co Inc Wilson, North   Carolina
* CRES Tobacco Company Inc, King, North Carolina
* CRES Neva Co, Ltd., St Petersburg, Russia
* Adams International Ltd, Bangkok, Thailand
* Standard Commercial Hellas SA, Thessaloniki,   Greece
* Siam Tobacco Export Corporation Limited   Chiengmai, Thailand
* Trans-Continental Tobacco India Pvt Limited   Guntur, India
* Meridional de Tabacos Ltda Santa Cruz do Su,   Brazil
* Spierer Tutun Ihracat Sanayi Ticaret AS Izmir,   Turkey
* Stancom Tobacco Company (Malawi) Limited   Lilongwe, Malawi
* Stancom Tobacco (Private) Limited Harare,   Zimbabwe
* Standard Commercial Tobacco Co of Canada Ltd,   Tillsonburg, Ontario, Canada
* Standard Commercial Tobacco Company (UK) Ltd,   Godalming, Surrey, England
* Standard Tobacco Argentina SA. El Carril, Argentina
* Tobacco Processors Lilongwe Ltd Lilongwe, Malawi
* Transcatab SpA, Caserta, Italy
* Trans-Continental Leaf Tobacco Corporation Vaduz,   Liechtenstein
* Werkhof GmbH, Hamburg, Germany
* World Wide Tobacco Espana, Benavente, Spain

Wool Companies
* S H Allen & Sons (Pty) Ltd, Melbourne, Australia
* Standard Wool Argentina SA Buenos Aires,   Argentina
* Standard Wool Australia (Pty) Limited Fremantle,   Australia
* Standard Wool (Chile) SA, Punta Arenas, Chile
* Standard Wool Deutschland GmbH Bremen,   Germany
* Standard Wool France SA, Tourcoing, France and   Biella, Italy
* Standard Wool South Africa (Pty) Ltd Port Elizabeth,   South Africa
* Standard Wool (UK) Limited, Bradford, England
* Tentler & Co BV, Dongen, Netherlands
* Standard Wool New Zealand Ltd, Christchurch, New   Zealand

[LOGO]
                             Investor Information


Shareholders
Inquiries and information
Requests should be directed to:
Corporate Secretary
Standard Commercial Corporation
P.O. Box 450
Wilson NC 27894-0450
Contact: Henry C. Babb
Telephone: 252-291-5507
Fax: 252-237-0018

Dividend Policy
It is the policy of the Company to to pay cash dividends on its common stock as business conditions permit.

Dividend Reinvestment Plan
Shareholders may acquire stock through automatic reinvestment of cash dividends and/or optional cash investments without payment of brokerage commissions or service fees. For information about dividend reinvestment or optional cash investments, write to the corporate secretary or dividend disbursing agent.

Common Stock Transfer Agent and Registrar, and Dividend Disbursing Agent
Listed: NYSE    Symbol: STW
First Union National Bank
Shareholders Services
Corporate Trust Group
1525 West W.T. Harris, Blvd.
Charlotte NC 28262-1153 or
Contact: Joan K. Kaprinski
Telephone: 704-590-7388 or
1-800-829-8432
Fax: 704-590-7598

Trustee for Convertible Subordinated Debentures
Listed: NYSE    Symbol: STW H
First Union National Bank
Corporate Trust Bond Administration
230 S. Tryon Street, 9th Floor
Charlotte NC 28288-1179
Contact: Shannon S. Schwartz
Telephone: 704-374-2075
Fax: 704-383-7316

Trustee for 8 7/8% Senior Notes Due 2005
Suntrust Bank
919 East Main Street
Richmond, VA 23219
Contact: James K. McManus
Telephone: (804) 782-5726
Fax: (804) 782-7855

Independent Auditors
Deloitte & Touche, LLP
150 Fayetteville Street Mall
P.O. Box 2778
Raleigh NC 27602

2002 Annual Meeting
August 13, 2002, 12 noon
Hardy Alumni Hall
400 Atlantic Christian Drive
Wilson, North Carolina

10-K Report
A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K is available without charge to shareholders upon written request to the Corporate Secretary.

Standard Commercial Corporation
Mailing address
P.O. Box 450
Wilson NC 27894-0450
Street address
2201 Miller Road
Wilson NC 27893
Telephone: 252-291-5507
Fax: 252-237-0018
Telex: 802840 (STANCOM WISN)

                                                                              -

                                                                             41